Form 10-K405, Exhibit 13
period 1997-12-31
CHICAGO BRIDGE & IRON CO N V
filed 1998-03-31
CIK 1027884

                                                                      EXHIBIT 13

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth Selected Consolidated Financial and Other Data for the periods and as of the dates indicated. The selected consolidated income statement and cash flow data for each of the years in the five year period ended December 31, 1997 and the selected consolidated balance sheet data as of December 31, 1997, 1996, 1995 and 1994 have been derived from the audited consolidated financial statements of the Company. The selected consolidated balance sheet data as of December 31, 1993 has been derived from the Company's unaudited financial statements.

(In thousands, except share and employee data)

                                          POST-REORGANIZATION(1)                                     PRE-REORGANIZATION(1)
                                          ----------------------    ------------------------------------------------------
                                                   POST-PRAXAIR ACQUISITION(2)                  PRE-PRAXAIR ACQUISITION(2)
                                                   ---------------------------     ---------------------------------------

Years Ended December 31,                                    1997          1996           1995           1994          1993
--------------------------------------------------------------------------------------------------------------------------

INCOME STATEMENT DATA
--------------------------------------------------------------------------------------------------------------------------
Revenues                                              $  672,811    $  663,721     $  621,938     $  762,803     $ 680,541
Cost of revenues                                         609,173       590,030        614,230        692,266       630,978
--------------------------------------------------------------------------------------------------------------------------
  Gross profit                                            63,638        73,691          7,708         70,537        49,563
Selling and administrative expenses                       44,988        42,921         43,023         45,503        44,193
Management Plan charge (3)                                16,662             -              -              -             -
Special charges                                                -             -          5,230(4)      16,990 (5)    22,900 (6)
Other operating income, net (7)                           (4,807)         (493)       (10,030)       (11,360)         (118)
--------------------------------------------------------------------------------------------------------------------------
  Income (loss) from operations                            6,795        31,263        (30,515)        19,404       (17,412)
Interest expense                                          (3,892)       (5,002)          (799)          (180)         (298)
Other income                                               1,416           990          1,191          1,652         3,056
--------------------------------------------------------------------------------------------------------------------------
  Income (loss) before taxes and minority interest         4,319        27,251        (30,123)        20,876       (14,654)
Income tax expense (benefit)                                (730)        7,789         (8,093)         3,074        (6,080)
--------------------------------------------------------------------------------------------------------------------------
  Income (loss) before minority interest                   5,049        19,462        (22,030)        17,802        (8,574)
Minority interest in income (loss)                          (354)        2,900          3,576          1,359         1,247
--------------------------------------------------------------------------------------------------------------------------
  Net income (loss)                                   $    5,403    $   16,562     $  (25,606)    $   16,443     $  (9,821)
--------------------------------------------------------------------------------------------------------------------------

PER SHARE DATA
--------------------------------------------------------------------------------------------------------------------------
Net income (1)                                        $     0.43           N/A            N/A            N/A           N/A
Dividends (1)                                               0.18           N/A            N/A            N/A           N/A
--------------------------------------------------------------------------------------------------------------------------

BALANCE SHEET DATA
--------------------------------------------------------------------------------------------------------------------------
Total assets                                          $  400,650    $  351,496     $  356,125     $  359,912     $ 408,936
Long-term debt                                            44,000        53,907              -              -             -
Total shareholders' equity                               103,826        90,746        186,507        183,101       217,231
Contract capital (8)                                      95,243       121,926        109,503        101,063       117,643
--------------------------------------------------------------------------------------------------------------------------

CASH FLOW DATA
--------------------------------------------------------------------------------------------------------------------------
Cash flow from operating activities                   $   40,407    $   25,159     $  (36,806)    $   38,447     $    (357)
Cash flow from investing activities                      (21,907)      (11,348)         1,554         14,051       (11,764)
Cash flow from financing activities                      (20,124)      (14,797)        32,012        (49,742)        2,662
--------------------------------------------------------------------------------------------------------------------------

OTHER FINANCIAL DATA
--------------------------------------------------------------------------------------------------------------------------
Depreciation and amortization                         $   16,911    $   17,281     $   16,077     $   15,569     $  16,178
EBITDA (9)                                                40,368        48,544         (9,208)        51,963        21,666
Capital expenditures                                      34,955        20,425         14,880         18,772        19,232
--------------------------------------------------------------------------------------------------------------------------

OTHER DATA
--------------------------------------------------------------------------------------------------------------------------
Number of employees:
  Salaried                                                 1,464         1,516          1,663          1,800         1,861
  Hourly and craft                                         4,630         4,432          3,483          4,852         4,408
New business taken (10)                               $  757,985    $  687,227     $  782,878     $  648,082     $ 782,606
Backlog (10)                                             554,982       485,704        470,174        323,343       449,303
--------------------------------------------------------------------------------------------------------------------------

FOOTNOTES FOR PREVIOUS TABLE

(1) The Reorganization (Note 1) was completed in March 1997 and did not materially affect the carrying amounts of the Company's assets and liabilities. The Reorganization is reflected in the Company's financial statements as of January 1, 1997. Also in March 1997, the Company completed a common share offering (the "Offering" - Note 1). Thus, net income per share and dividend data are not applicable for years prior to 1997.

(2) Prior to the first quarter of 1996, the Company was a subsidiary of CBI Industries, Inc. ("Industries"). During the first quarter of 1996, pursuant to a merger agreement dated December 22, 1995, Industries became a subsidiary of Praxair. This merger transaction was reflected in the consolidated financial statements of the Company as a purchase effective January 1, 1996. The application of purchase accounting resulted in changes to the historical basis of various assets. Accordingly, the information provided for periods prior to January 1, 1996 is not comparable to subsequent financial information.

(3) Upon consummation of the Offering (Note 1), the Company made a contribution to the Management Plan in the form of 925,670 Common Shares having a value of $16.7 million. Accordingly, the Company recorded expense of $16.7 million (the "Management Plan charge") in 1997, which was $10.1 million after tax. (Note 9)

(4) In 1995, the Company recorded a special charge of $5.2 million comprised of $0.8 million for work force reduction and $4.4 million for the write-down of an idle facility and other related costs.

(5) In 1994, the Company recorded a special charge of $17.0 million to recognize the expenses of a major litigation settlement.

(6) In 1993, a special charge of $22.9 million was recorded to recognize the expense of two major legal claims totalling $15.0 million as well as a $7.9 million write-down of non-performing assets.

(7) Other operating income, net generally represents gains on the sale of property, plant and equipment. 1997 was favorably impacted by non-recurring income of approximately $4.0 million from the recognition of income related to a favorable appeals court decision and the resolution of disputed liabilities. In addition, 1997 includes $1.6 million gain from the sale of assets, primarily from the sale of the Cordova, Alabama, manufacturing facility, partially offset by $0.8 million increase in litigation reserves. The gain recorded in 1995 primarily relates to the sale of certain underutilized facilities. The gain recorded in 1994 includes gains from affiliated entity transactions primarily from the sale of the Company's minority interest in a terminal and the sale of the Company's interest in a fabrication facility.

(8) Contract capital is defined as accounts receivable plus net contracts in progress less accounts payable.

(9) EBITDA is defined as income (loss) from operations plus the Management Plan charge, plus special charges, plus depreciation and amortization expenses. While EBITDA should not be construed as a substitute for operating income (loss) or a better measure of liquidity than cash flow from operating activities, which are determined in accordance with United States GAAP, it is included herein to provide additional information regarding the ability of the Company to meet its capital expenditures, working capital requirements and any future debt service. EBITDA is not necessarily a measure of the Company's ability to fund its cash needs, particularly because it does not include capital expenditures. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(10) New business taken represents the value of new project commitments received by the Company during a given period. Such commitments are included in backlog until work is performed and revenue recognized or until cancellation. Backlog may also fluctuate with currency movements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Consolidated Financial Statements and accompanying Notes.

RESULTS OF OPERATIONS

The following tables indicate new business taken and revenues by product line for the years ended December 31, 1997, 1996 and 1995.

(Dollars in millions)

                                                                             1997        1996       1995
--------------------------------------------------------------------------------------------------------

NEW BUSINESS TAKEN BY PRODUCT LINE
--------------------------------------------------------------------------------------------------------
Flat Bottom Tanks                                                         $   319     $   278     $  196
Specialty and Other Structures                                                168         107        122
Low Temperature/Cryogenic Tanks and Systems                                    71          91        204
Repairs and Modifications                                                      63          57         63
Pressure Vessels                                                               58          67         86
Turnarounds                                                                    40          41         68
Elevated Tanks                                                                 39          46         44
--------------------------------------------------------------------------------------------------------
  TOTAL                                                                   $   758     $   687     $  783
========================================================================================================

REVENUES BY PRODUCT LINE
--------------------------------------------------------------------------------------------------------
Flat Bottom Tanks                                                         $   209     $   248     $  253
Specialty and Other Structures                                                154         117         73
Low Temperature/Cryogenic Tanks and Systems                                   109          60         28
Repairs and Modifications                                                      58          70         68
Pressure Vessels                                                               53          82         85
Turnarounds                                                                    42          45         55
Elevated Tanks                                                                 48          42         60
--------------------------------------------------------------------------------------------------------
  Total                                                                   $   673     $   664     $  622
========================================================================================================

1997 VERSUS 1996

NEW BUSINESS TAKEN/BACKLOG -- New business taken during 1997 increased by $70.8 million, or 10.3%, to $758.0 million compared with $687.2 million in 1996. Included in the 1997 new business taken was an expansion of an order for a large COREX(R) unit for Saldanha Steel in South Africa and an order for fifty tanks for a Nickel-Cobalt refinery in Australia, both of which are projects for the metals and mining industries. Awards in the petroleum and petrochemical sector included numerous contracts, the most significant of which was for several large floating roof tanks in Nigeria. Over 60% of the new business taken during 1997 was for contracts awarded outside of North America. The Asian financial crisis is expected to reduce the level of new business available from Asia in the near future. In addition, declining oil prices may have an impact on activity in, and capital spending by, the petroleum and petrochemical sector. However, the Company may benefit within this sector as lower feedstock prices lead to increased demand for downstream processing capabilities. Backlog at December 31, 1997 increased by $69.3 million to $555.0 million compared with the backlog at December 31, 1996 of $485.7 million. The unearned gross profit in December 31, 1997 backlog is consistent with the gross profit earned by the Company in the prior two years, excluding the negative impact of CB&I Constructors in 1997.

REVENUES -- Revenues increased $9.1 million, or 1.3%, to $672.8 million in 1997 from $663.7 million in 1996. The two largest projects contributing to revenues in 1997 were the petrochemical project in Tuban, Indonesia ("Tuban Project"), and the COREX unit for Saldanha Steel in South Africa. Additionally, 1997 revenues in the low temperature/cryogenic product line increased by $49 million, partly as a result of work put in place on three liquefied natural gas ("LNG") projects in North Carolina, Tennessee and Argentina. Revenues in 1997 were favorably impacted by a higher volume of work in all geographic areas, except North America. The decline in North American revenues was more than offset by the Company's ability to expand on its traditional scope of work in other areas.

GROSS PROFIT -- Gross profit decreased $10.1 million to $63.6 million in 1997 from $73.7 million in 1996. Gross profit as a percentage of revenues ("gross margin") decreased to 9.5% in 1997 from 11.1% in 1996. In 1997, annual cost savings of approximately $21 million were realized from restructuring activities, relative to the Company's 1995 cost base. However, these benefits were offset by an operating loss at CB&I Constructors, the major North American unit. This loss resulted from start-up problems associated with the expansion of the Houston fabricating facility and implementation of new integrated computer systems being piloted in Houston. These factors resulted in additional costs and delays in some materials reaching construction sites, thereby resulting in lower gross profit and postponing the recognition of revenue. The gross profit decline in CB&I Constructors was partly offset by higher gross profit in the Europe, Africa, Middle East area. This improvement was the result of better contract execution and a shift to more profitable product lines.

As of December 31, 1997, the Houston facility expansion was substantially complete and the integrated system was in place. As a result of these changes, 1998 should bring enhanced profitability to North American contract execution.

INCOME FROM OPERATIONS -- Income from operations was $6.8 million in 1997, or 1.0% of revenues. Excluding the Management Plan charge (Note 9), income from operations was $23.5 million, or 3.5% of revenues in 1997, versus $31.3 million, or 4.7% in 1996. Selling and administrative expenses increased to $45.0 million in 1997 from $42.9 million in 1996, due to higher administrative expenses required as an independent public company. Also, as expected, higher benefit costs in 1997 had a negative impact on income from operations. Income from operations was favorably impacted by other operating income of $4.8 million, which included non-recurring income of $4.0 million from the recognition of income related to a favorable appeals court decision and the resolution of disputed liabilities, a $1.6 million gain from the sale of assets, and an offsetting charge of $0.8 million due to an increase in litigation reserves.

Interest expense decreased $1.1 million to $3.9 million in 1997 from $5.0 million in 1996. The decrease primarily reflected lower interest rates, $0.6 million of capitalized interest, and the Company's reduction of its long-term debt balance as of December 31, 1997. Other income consisted primarily of interest earned on cash balances at foreign subsidiaries.

The Company recorded a $0.7 million income tax benefit in 1997 compared with $7.8 million of income tax expense in 1996. The decrease in income tax expense between periods is mostly attributable to lower taxable income as a result of the Management Plan charge. Excluding the Management Plan charge, income tax expense would have been $5.9 million in 1997, or an effective tax rate of 28.0% in 1997 compared with 28.6% in 1996.

The Company recorded minority interest in loss of $0.4 million in 1997 compared to minority interest in income of $2.9 million in 1996. The decrease in minority interest in income was mainly due to lower profitability of the Company's less than 100% owned consolidated entity operating in Asia.

Net income for 1997 was $15.5 million, or $1.24 per share, excluding the Management Plan charge. Including the one-time, non-cash special charge, the Company reported net income of $5.4 million or $0.43 per share in 1997. Giving effect to the Offering and Reorganization (see Note 1) as if each had occurred at the first day of the year, net income per share would have been $1.32 in 1996.

1996 VERSUS 1995

NEW BUSINESS TAKEN/BACKLOG -- New business taken during 1996 decreased by 12.2% to $687.2 million compared with $782.9 million in 1995, which included approximately $150 million for three LNG storage facility contracts. During 1996, new contract awards increased significantly in Asia, the Middle East and South America, while awards decreased in the U.S. Backlog at December 31, 1996 increased by $15.5 million to $485.7 million compared with the backlog at December 31, 1995 of $470.2 million.

REVENUES -- Revenues increased $41.8 million, or 6.7%, to $663.7 million in 1996 from $621.9 million in 1995. This increase reflected improvement in contract activity, primarily in the United States and Central and South America. Revenues for low temperature and specialty product lines increased, reflecting contracts for several LNG storage facilities and other significant contracts for a wastewater project and a government research facility. To improve profitability of the Company during 1996, management focused on improving contract execution and cost reductions. As a result, management was more selective in pursuing contract opportunities, which was reflected in the level of new business taken and in the moderate revenue growth in 1996.

GROSS PROFIT -- Gross profit increased $66.0 million to $73.7 million during 1996 from $7.7 million in 1995. Gross margin increased to 11.1% for 1996 from 1.2% in 1995. The improvement in gross profit and gross margin in 1996 reflected the results of the restructuring initiatives which have achieved cost savings of approximately $10 million, reduced unabsorbed overhead costs by $10.6 million, improved contract estimation and associated construction performance and reduced benefit costs, as discussed below. In addition, gross profit increased with higher revenues. Gross profit for 1995 was negatively impacted by approximately $19 million due to the effect of significant losses on a few contracts.

INCOME FROM OPERATIONS -- Income from operations was $31.3 million in 1996, or 4.7% of revenues, versus a loss of $30.5 million in 1995. The improvement in income from operations was primarily attributable to the improvement in gross profit and gross margin described above. Selling and administrative expenses decreased slightly to $42.9 million from $43.0 million in 1995. Selling and administrative expenses included higher expenses relating to the Company's upgrading of its information technology systems and increased incentive compensation due to improved results, offset by a reduction in benefit costs and other cost savings. Benefit cost reductions of approximately $4 million and pension curtailment gains of approximately $1.9 million reduced 1996 cost of revenues sold and selling and administrative expenses by $4.9 million and $1.0 million, respectively. The decrease in the Company's benefit costs during 1996 as compared with 1995 was the result of the transition from the Industries' benefit plans to new benefit plans established by the Company. Income from operations in 1995 was also impacted by gains from the sale of assets of $10.0 million and a special charge of $5.2 million.

Interest expense increased $4.2 million to $5.0 million during 1996 from $0.8 million in 1995. The increase was primarily a result of $55.0 million of long-term debt assumed by the Company on January 1, 1996 as part of the Praxair acquisition.

Income tax expense increased $15.9 million to $7.8 million during 1996 from an income tax benefit of $8.1 million during 1995. This increase resulted from the return to profitable operations in the U.S. and increased profitability in non-U.S. jurisdictions.

Net income for 1996 was $16.6 million compared with a net loss of $25.6 million in 1995.

LIQUIDITY AND CAPITAL RESOURCES

In 1997, the Company generated cash from operations of $40.4 million compared with $25.2 million in 1996. A significant contributor to this increase in positive operating cash flow was a $26.7 million reduction in contract capital (accounts receivable plus net contracts in progress less accounts payable). In 1996, cash generated from operations was primarily the result of increased net income and reduced working capital requirements. In 1995, cash requirements of the operations were largely attributable to a net loss and increased working capital requirements caused by a major litigation settlement and satisfaction of income tax liabilities.

Although the Company expended $35.0 million for capital expenditures in 1997, it realized $13.0 million in proceeds from the sale of excess manufacturing facilities and field equipment. The capital expenditures included $19.2 million for the expansion and improvement of facilities, $11.9 million for field equipment, and $3.9 million for information systems. Capital expenditures in 1996 were $20.4 million. Such capital expenditures included $11.0 million for field equipment, $4.0 million for information systems, $2.0 million for shop and other equipment and the remainder for environmental and other capital expenditures. During the period from 1993 through 1995, the Company had annual capital spending of approximately one times annual depreciation expense to maintain its competitive position. The Company anticipates that capital expenditures in the near future will approximate the level of depreciation and amortization, although there can be no assurance that such levels will not increase or decrease.

The Company was a subsidiary of Industries when Industries was acquired by Praxair during the first quarter of 1996. On December 19, 1996, Industries merged into Praxair. As a subsidiary of both Industries and Praxair, the Company participated in corporate cash management systems. Liquidity required for or generated from the business was handled through this system. As part of the Praxair acquisition, $55.0 million of acquisition related indebtedness was assumed by the Company.

In early 1997, the Company entered into a revolving credit facility (the "Revolving Credit Facility") with a syndicate of banks. The facility has a maximum availability of $100 million for three years, to be reduced to $50 million for two years thereafter (including up to $35 million of letters of credit). In April 1997, the Company borrowed $75 million under this credit facility to refinance its long-term debt to Praxair and to fund its own corporate cash management system. During 1997, the Company made substantial progress in reducing long-term debt, ending the year with $10.2 million in cash and $44 million in long-term debt, down from the $75 million of long-term debt at the time of the Offering. The reduction in long-term debt was due in large measure to a $26.7 million reduction in 1997 in contract capital (accounts receivable plus net contracts in progress less accounts payable). The progress in debt and contract capital reduction was offset somewhat by the negative impact of the Asian financial crisis on the Tuban Project.

The $2.5 billion Tuban Project, which is about 40% complete, has been delayed pending the completion of permanent financing which has been impacted by the Asian financial crisis. At December 31, 1997, the Company's backlog related to this project was approximately $50 million and the Company and its affiliates had approximately $31 million of net receivables outstanding. The Company has reduced the project work force, and has adjusted the material supply schedule. While the Company believes the delay will have an impact on 1998 revenues, it also believes that ultimately the project will get permanent financing and that the Company will resume its work.

The terms of the Revolving Credit Facility include various covenants, including financial covenants that require the Company to maintain minimum levels of tangible net worth, establish interest coverage and debt coverage ratios and limit capital expenditures.

In addition to liquidity generated through the Revolving Credit Facility, the Company intends to continue to improve its working capital position through aggressive management of the individual components of working capital, including programs to reduce excess cash, accounts receivable and unfilled contracts in progress and to maximize available terms from trade suppliers. The Company is also actively marketing its remaining assets held for sale.

Management anticipates that by utilizing cash generated from operations and funds provided under the Revolving Credit Facility, the Company will be able to meet its working capital and capital expenditure needs for at least the next 24 months.

YEAR 2000 COMPLIANCE

The Company is executing a plan to ensure its equipment and systems will be compliant with the requirements to function in the year 2000. The direct costs of the ongoing J.D. Edwards implementation, which is a Year 2000 compliant system, are being capitalized. The decision to implement this new information system was made independent of the Company's Year 2000 compliance issues. If the Company is unsuccessful in implementing this system at all locations by the Year 2000, the cost of the contingency plan would not be material to the Company. The Company is also communicating with suppliers, financial institutions and others to coordinate Year 2000 compliance. The Company does not anticipate any material cost or disruption in its operations as a result of any failure to be in compliance; however, no assurance can be given that these efforts will be successful.

This discussion and analysis contains certain forward-looking statements that involve a number of risks and uncertainties. Actual events or results may differ materially from the Company's expectations. In addition to matters described in this report, operating risks, risks associated with fixed price contracts, fluctuating revenues and cash flow and competitive conditions, as well as risk factors listed from time to time in the Company's SEC filings and reports (including, but not limited to its Registration Statement on Form S-1 [File No. 333-18065], as amended), may affect the actual results achieved by the Company.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and the Supervisory Board of Chicago Bridge & Iron Company
N.V.:

We have audited the accompanying consolidated balance sheets of CHICAGO BRIDGE & IRON COMPANY N.V. (a Netherlands corporation) and SUBSIDIARIES, the business of which was formerly operated by CHICAGO BRIDGE & IRON COMPANY (a Delaware corporation) and SUBSIDIARIES, as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the three years ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CHICAGO BRIDGE & IRON COMPANY N.V. and SUBSIDIARIES as of December 31, 1997 and 1996, and the results of its operations and cash flows for the three years ended December 31, 1997, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen

Amsterdam, The Netherlands
February 12, 1998

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

Years Ended December 31,                                                                       1997       1996
--------------------------------------------------------------------------------------------------------------

ASSETS
--------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                                                                $   10,240  $  11,864
Accounts receivable                                                                         157,785    101,675
Contracts in progress with earned revenues exceeding related progress billings (Note 3)      63,172     79,782
Other current assets                                                                         17,157     12,738
--------------------------------------------------------------------------------------------------------------
  Total current assets                                                                      248,354    206,059
--------------------------------------------------------------------------------------------------------------
Property and equipment (Note 6)                                                             121,798    107,875
Goodwill (Note 2)                                                                            18,539     19,027
Other non-current assets                                                                     11,959     18,535
--------------------------------------------------------------------------------------------------------------
  Total assets                                                                           $  400,650  $ 351,496
--------------------------------------------------------------------------------------------------------------

LIABILITIES
--------------------------------------------------------------------------------------------------------------
Notes payable                                                                            $    1,158  $   3,114
Accounts payable                                                                             52,904     24,804
Accrued liabilities (Note 6)                                                                 46,518     44,513
Contracts in progress with progress billings exceeding related earned revenues (Note 3)      72,810     34,727
Payable to former Parent Company                                                                  -      6,008
Income taxes payable                                                                          5,160      4,440
--------------------------------------------------------------------------------------------------------------
  Total current liabilities                                                                 178,550    117,606
--------------------------------------------------------------------------------------------------------------
Long-term debt (Note 4)                                                                      44,000     53,907
Minority interest in subsidiaries                                                             5,273      7,428
Other non-current liabilities (Note 6)                                                       69,001     81,809
--------------------------------------------------------------------------------------------------------------
  Total liabilities                                                                         296,824    260,750
--------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------------------------------------
Common stock; NLG .01 par value, 50,000,000 authorized
  shares; 12,517,552 issued and outstanding shares                                               74          -
Common stock, $1 par value, 1,000 authorized shares;
  1,000 issued and outstanding                                                                    -          1
Additional paid-in capital                                                                   93,691     79,958
Retained earnings                                                                            14,712     11,562
Cumulative translation adjustment                                                            (4,651)      (775)
--------------------------------------------------------------------------------------------------------------
  Total shareholders' equity                                                                103,826     90,746
--------------------------------------------------------------------------------------------------------------
  Total liabilities and shareholders' equity                                             $  400,650  $ 351,496
--------------------------------------------------------------------------------------------------------------


The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except share data)

                                                                                             PRE-PRAXAIR
                                                                   POST-PRAXAIR ACQUISITION  ACQUISITION
                                                                   ------------------------  -----------

Years Ended December 31,                                                    1997       1996         1995
--------------------------------------------------------------------------------------------------------
Revenues                                                              $  672,811 $  663,721    $ 621,938
Cost of revenues                                                         609,173    590,030      614,230
--------------------------------------------------------------------------------------------------------
  Gross profit                                                            63,638     73,691        7,708
Selling and administrative expenses                                       44,988     42,921       43,023
Management Plan charge (Note 9)                                           16,662          -            -
Special charge                                                                 -          -        5,230
Other operating income, net                                               (4,807)      (493)     (10,030)
--------------------------------------------------------------------------------------------------------
  Income (loss) from operations                                            6,795     31,263      (30,515)
Interest expense                                                          (3,892)    (5,002)        (799)
Other income                                                               1,416        990        1,191
--------------------------------------------------------------------------------------------------------
  Income (loss) before taxes and minority interest                         4,319     27,251      (30,123)
Income tax expense (benefit)                                                (730)     7,789       (8,093)
--------------------------------------------------------------------------------------------------------
  Income (loss) before minority interest                                   5,049     19,462      (22,030)
Minority interest in income (loss)                                          (354)     2,900        3,576
--------------------------------------------------------------------------------------------------------
  Net income (loss)                                                   $    5,403  $  16,562    $ (25,606)
--------------------------------------------------------------------------------------------------------
  Net income per Common Share                                         $     0.43        N/A(1)       N/A(1)
--------------------------------------------------------------------------------------------------------

(1) Net income (loss) per Common Share is not presented for 1996 and 1995 as the Reorganization and Offering had not taken place (Note 1). Giving effect to the Reorganization and the Offering as if each had occurred at the first day of the year, net income (loss) per Common Share would have been $1.32 in 1996 and $(2.05) in 1995.

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(In thousands)

                                                                         ADVANCES  CUMULATIVE      TOTAL
                                                ADDITIONAL              TO FORMER      TRANS-     SHARE-
                                        COMMON     PAID-IN   RETAINED      PARENT      LATION   HOLDERS'
                                         STOCK     CAPITAL   EARNINGS     COMPANY  ADJUSTMENT     EQUITY
--------------------------------------------------------------------------------------------------------

Balance at December 31, 1994
  (Pre-Praxair Acquisition)              $   1  $  185,493 $  185,278  $ (173,797) $  (13,874) $ 183,101
Net loss                                     -           -    (25,606)          -           -    (25,606)
Advances to former Parent Company            -           -          -      31,011           -     31,011
Translation adjustment                       -           -          -           -      (1,999)    (1,999)
--------------------------------------------------------------------------------------------------------
Balance at December 31, 1995                 1     185,493    159,672    (142,786)    (15,873)   186,507
Praxair acquisition adjustments              -      52,292   (159,672)          -      15,873    (91,507)
--------------------------------------------------------------------------------------------------------
Balance at January 1, 1996
  (Post-Praxair Acquisition)                 1     237,785          -    (142,786)          -     95,000
Net income                                   -           -     16,562           -           -     16,562
Advances to former Parent Company            -           -          -     (15,041)          -    (15,041)
Return of capital dividend
  to former Parent Company                   -    (157,827)         -     157,827           -          -
Dividend payable
  to former Parent Company                   -           -     (5,000)          -           -     (5,000)
Translation adjustment                       -           -          -           -        (775)      (775)
--------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                 1      79,958     11,562           -        (775)    90,746
Reorganization (Note 1)                     73         (14)         -           -           -         59
Net income                                   -           -      5,403           -           -      5,403
Management Plan charge (Note 9)              -      16,662          -           -           -     16,662
Dividends to common shareholders             -           -     (2,253)          -           -     (2,253)
Stock offering costs                         -      (2,915)         -           -           -     (2,915)
Translation adjustment                       -           -          -           -      (3,876)    (3,876)
--------------------------------------------------------------------------------------------------------
Balance at December 31, 1997             $  74  $   93,691 $   14,712  $        -  $   (4,651) $ 103,826
--------------------------------------------------------------------------------------------------------



The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOW

(In thousands)

                                                                                                 PRE-PRAXAIR
                                                                       POST-PRAXAIR ACQUISITION  ACQUISITION
                                                                   ----------------------------  -----------

Years Ended December 31,                                                    1997           1996         1995
------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
------------------------------------------------------------------------------------------------------------
Net income (loss)                                                     $    5,403     $   16,562    $ (25,606)
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Management Plan charge (Note 9)                                         16,662              -            -
  Special charge                                                               -              -        1,850
  Depreciation and amortization                                           16,911         17,281       16,077
  (Decrease)/increase in deferred income taxes                            (9,292)         4,251        1,132
  Gain on sale of fixed assets                                            (1,623)          (493)     (10,030)
Change in operating assets and liabilities (see below)                    12,346        (12,442)     (20,229)
------------------------------------------------------------------------------------------------------------
  Net Cash Provided by/(Used in) Operating Activities                     40,407         25,159      (36,806)
------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
------------------------------------------------------------------------------------------------------------
Proceeds from sale of fixed assets and investments                        13,048          9,077       16,434
Capital expenditures                                                     (34,955)       (20,425)     (14,880)
------------------------------------------------------------------------------------------------------------
  Net Cash Provided by/(Used in) Investing Activities                    (21,907)       (11,348)       1,554
------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
------------------------------------------------------------------------------------------------------------
Payment to former Parent Company                                          (6,008)       (15,041)      31,011
Increase/(decrease) in notes payable                                      (1,956)         1,337        1,001
Net borrowings under Revolving Credit Facility                            44,000              -            -
Dividends paid                                                            (2,253)             -            -
Net repayment of debt to former Parent Company                           (53,907)        (1,093)           -
------------------------------------------------------------------------------------------------------------
  Net Cash Provided by/(Used in) Financing Activities                    (20,124)       (14,797)      32,012
------------------------------------------------------------------------------------------------------------
Decrease in cash and cash equivalents                                     (1,624)          (986)      (3,240)
Cash and cash equivalents, beginning of the year                          11,864         12,850       16,090
------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of the year                            $   10,240     $   11,864    $  12,850
------------------------------------------------------------------------------------------------------------

CHANGE IN OPERATING ASSETS AND LIABILITIES
------------------------------------------------------------------------------------------------------------
(Increase)/decrease in receivables, net                               $  (56,110)    $    9,213    $  (4,770)
(Increase)/decrease in contracts in progress, net                         54,693        (24,950)        (213)
(Increase)/decrease in other current assets                               (5,714)         8,689        1,731
Increase/(decrease) in accounts payable & accrued liabilities             27,180         (4,652)      (6,310)
Increase/(decrease) in income tax payable                                    720            404      (10,320)
Increase other                                                            (8,423)        (1,146)        (347)
------------------------------------------------------------------------------------------------------------
  Total                                                               $   12,346     $  (12,442)   $ (20,229)
------------------------------------------------------------------------------------------------------------

SUPPLEMENTAL CASH FLOW DISCLOSURES
------------------------------------------------------------------------------------------------------------
Cash paid for interest                                                $    4,619     $    3,902    $     829
Cash paid for income taxes                                            $    5,310     $    3,536    $   2,936
------------------------------------------------------------------------------------------------------------

SUPPLEMENTAL NON-CASH DISCLOSURE
------------------------------------------------------------------------------------------------------------
Return of capital dividend to former Parent Company                   $        -     $  157,827    $       -
------------------------------------------------------------------------------------------------------------



The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data)

1. ORGANIZATION AND NATURE OF OPERATIONS

Chicago Bridge & Iron Company N.V. and Subsidiaries, the business of which was formerly operated by Chicago Bridge & Iron Company and Subsidiaries ("the Company"), is a global engineering and construction company specializing in the design and engineering, fabrication, field erection and repair of bulk liquid terminals, steel tanks, pressure vessels, low temperature and cryogenic storage facilities and other steel plate structures and their associated systems. Based on its knowledge of and experience in its industry, the Company believes it is a leading provider of field erected steel tanks and other steel plate structures, associated systems and related services in North America and one of the leading providers of these specialized products and services in the world. The Company seeks to maintain its leading industry position by focusing on its technological expertise in design, metallurgy and welding, along with its ability to complete logistically and technically complex metal plate projects virtually anywhere in the world. The Company has been continuously engaged in the engineering and construction industry since its founding in 1889.

ORGANIZATION -- During the periods and as of the dates prior to January 1, 1996, the Company was a wholly owned subsidiary of Chi Bridge Holdings, Inc., ("Holdings") which in turn was a wholly owned subsidiary of CBI Industries, Inc. ("Industries"). On January 12, 1996, pursuant to the merger agreement dated December 22, 1995, Industries became a subsidiary of Praxair, Inc. ("Praxair"). This merger transaction was reflected in the Company's consolidated financial statements as a purchase effective January 1, 1996 ("Merger Date"). Accordingly, the historical information provided for the periods prior to January 1, 1996 ("Pre-Praxair Acquisition") will not be comparable to subsequent financial information ("Post-Praxair Acquisition").

The fair value assigned to the Company as of the Merger Date was $150,000, excluding any bank or assumed debt ("Merger Value"). This Merger Value approximated the portion of the total Industries purchase price that relates to the Company. The allocation of this Merger Value to the fair value of individual assets and liabilities was based on the respective fair values. The allocation of this fair value resulted in the following opening balance sheet:


                                                                       HISTORICAL         PURCHASE               OPENING
                                                                    BALANCE SHEET       ACCOUNTING          BALANCE SHEET
                                                                DECEMBER 31, 1995      ADJUSTMENTS        JANUARY 1, 1996
                                                                     (PRE-PRAXAIR         INCREASE/         (POST-PRAXAIR
                                                                      ACQUISITION)       (DECREASE)           ACQUISITION)
-------------------------------------------------------------------------------------------------------------------------

ASSETS
-------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                                              $   12,850       $        -               $ 12,850
Accounts receivable                                                       106,634            4,095 (A)            110,729
Contracts in progress                                                      70,918                -                 70,918
Assets held for sale                                                        5,157            4,374 (B)              9,531
Deferred income taxes                                                       7,369           (5,507)(C)              1,862
Other current assets                                                       14,617             (192)(A)             14,425
-------------------------------------------------------------------------------------------------------------------------
  Total current assets                                                    217,545            2,770                220,315
Property and equipment                                                    100,496            4,307 (B)            104,803
Assets held for sale                                                        2,235            7,527 (B)              9,762
Deferred income taxes                                                      28,405          (28,405)(C)                  -
Goodwill                                                                        -           19,515 (D)             19,515
Other non-current assets                                                    7,444            3,238 (A)             10,682
-------------------------------------------------------------------------------------------------------------------------
  Total Assets                                                         $  356,125       $    8,952               $365,077
-------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES
-------------------------------------------------------------------------------------------------------------------------
Contracts in progress                                                  $   47,660       $    3,153 (A)           $ 50,813
Other current liabilities                                                  59,545            5,048 (E)             64,593
-------------------------------------------------------------------------------------------------------------------------
  Total current liabilities                                               107,205            8,201                115,406
Long-term debt to Parent Company                                                -           55,000 (F)             55,000
Other non-current liabilities                                              62,413           37,258 (E)             99,671
-------------------------------------------------------------------------------------------------------------------------
  Total Liabilities                                                       169,618          100,459                270,077
-------------------------------------------------------------------------------------------------------------------------

SHAREHOLDER'S EQUITY
-------------------------------------------------------------------------------------------------------------------------
Common stock                                                                    1                -                      1
Additional paid-in capital                                                185,493           52,292 (A)            237,785
Retained earnings                                                         159,672         (159,672)(G)                  -
Advances to Parent Company                                               (142,786)               -               (142,786)
Cumulative translation adjustment                                         (15,873)          15,873 (G)                  -
-------------------------------------------------------------------------------------------------------------------------
  Total shareholder's equity                                              186,507          (91,507)                95,000
-------------------------------------------------------------------------------------------------------------------------
Total Liabilities & Shareholder's Equity                               $  356,125       $    8,952               $365,077
-------------------------------------------------------------------------------------------------------------------------





   DESCRIPTION OF PURCHASE ACCOUNTING ADJUSTMENTS

(A)  To record other estimated fair value and purchase accounting adjustments.

(B) To record estimated fair value of property, equipment and assets held for sale and to reclassify certain assets from property to assets held for sale.

(C) To write-off $36,231 of U.S. deferred tax assets which may not be realizable on a stand-alone company basis and to reclassify $2,319 of foreign deferred tax liabilities.

(D)  To record goodwill which will be amortized over 40 years.

(E) Relates primarily to recognition of the unamortized portion of actuarial gains and losses and other adjustments relating to the Company's defined benefit and postretirement plans, and the recognition of severance for personnel reductions.

(F) To record the assumption of Praxair acquisition related debt in the Company's financial statements.

(G) To eliminate historical retained earnings and cumulative translation adjustment.

COMMON STOCK OFFERING -- In December 1996, the Company filed a registration statement with the Securities and Exchange Commission for an initial public offering (the "Offering") of a majority of the shares of the Company's Common Stock, par value NLG 0.01 (the "Common Stock"). Effective March 1997, the Company completed the Offering of 11,045,941 shares of Common Stock at $18.00 per share. The Company did not receive any proceeds from the Offering, but paid a portion of the offering costs. The Common Stock is traded on the New York and Amsterdam stock exchanges.

REORGANIZATION -- In March 1997, Holdings effected a reorganization (the "Reorganization") whereby Holdings transferred the business of Chicago Bridge & Iron Company ("CB&I") to Chicago Bridge & Iron Company N.V. ("CB&I N.V."), a corporation organized under the laws of The Netherlands. This Reorganization did not affect the carrying amounts of CB&I's assets and liabilities, nor result in any distribution of its cash or other assets to Praxair. CB&I N.V.'s only transaction for the year ended December 31, 1996 was a $59 original investment in exchange for common stock. The Reorganization is reflected in the Company's financial statements effective January 1, 1997. The consolidated balance sheet as of December 31, 1996 and the consolidated statements of income and statements of cash flows for the years ended December 31, 1996 and 1995 include the amounts of CB&I prior to the Reorganization.

NATURE OF OPERATIONS -- The worldwide petroleum and petrochemical industry has been the largest sector of the Company's revenues, accounting for approximately 60-70% of revenues in 1997 and 1996. Numerous factors influence capital expenditure decisions in this industry which are beyond the control of the Company. Therefore, no assurance can be given that the Company's business, financial condition and results of operations will not be adversely affected because of reduced activity or changing taxes, price controls and laws and regulations related to the petroleum and petrochemical industry.

TUBAN PROJECT -- The Company has taken a contract to supply materials and construct a portion of a $2.5 billion petrochemical project in Tuban, West Java, Indonesia. The Tuban Project, which is about 40% complete, has been delayed pending the completion of permanent financing which has been impacted by the Asian financial crisis. At December 31, 1997, the Company's backlog related to this project was approximately $50 million and the Company and its affiliates had approximately $31 million of net receivables outstanding. The Company has reduced the project work force, and has adjusted the material supply schedule. While the Company believes the delay will have an impact on 1998 revenues, it also believes that ultimately the project will get permanent financing and that the Company will resume its work.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING AND CONSOLIDATION -- These financial statements are prepared in accordance with generally accepted accounting principles in the United States. The consolidated financial statements include all majority owned subsidiaries. Significant intercompany balances and transactions are eliminated in consolidation. Investments in non-majority owned affiliates are accounted for by the equity method.

USE OF ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. Management is also required to make judgments regarding the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION -- Revenues are recognized using the percentage of completion method. Contract revenues are accrued based generally on the percentage that costs-to-date bear to total estimated costs. The cumulative impact of revisions in total cost estimates during the progress of work is reflected in the period in which these changes become known. Contract revenue reflects the original contract price adjusted for agreed upon claim and change order revenue, if any. Losses expected to be incurred on jobs in process, after consideration of estimated minimum recoveries from claims and change orders, are charged to income as soon as such losses are known.

A significant portion of the Company's work is performed on a fixed price or lump sum basis. The balance of projects are primarily performed on variations of cost reimbursable and target, fixed or lump sum price approaches. Progress billings in accounts receivable are currently due and exclude retentions until such amounts are due in accordance with contract terms. Cost of revenues includes direct contract costs such as material and construction labor, and indirect costs which are attributable to contract activity.

FOREIGN CURRENCY TRANSLATION AND EXCHANGE -- The primary effects of foreign currency translation adjustments are recognized in shareholders' equity as cumulative translation adjustment. Foreign currency exchange gains/(losses) are included in the determination of income, and were $1,387 in 1997, $(587) in 1996, and $(974) in 1995.

CASH EQUIVALENTS -- Cash equivalents are considered to be all highly liquid securities with original maturities of three months or less.

PROPERTY AND EQUIPMENT -- Property and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives: buildings and improvements, 10 to 40 years; plant and field equipment, 3 to 20 years. Renewals and betterments which substantially extend the useful life of an asset are capitalized and depreciated. Depreciation expense was $16,423 in 1997, $16,793 in 1996 and $16,077 in 1995.

In 1997, the Company revised its capitalization policy by adjusting the dollar threshold for capitalizing small tools in order to better match costs and revenues. This policy revision positively impacted 1997 income by $1,198.

GOODWILL -- As a result of the purchase accounting adjustments recorded as of January 1, 1996, the Company recorded the excess of cost over the fair value of tangible net assets of the Company as goodwill on the balance sheet and is amortizing it on a straight-line basis over 40 years. Amortization expense was $488 in 1997 and 1996. Accumulated amortization was $976 as of December 31, 1997, and $488 as of December 31, 1996. The carrying value of goodwill is reviewed periodically based on the undiscounted cash flows of the entity over the remaining amortization period. If this review indicates that goodwill is not recoverable, the Company's carrying value of the goodwill is reduced by the estimated shortfall of undiscounted cash flows.

The Company recorded a valuation allowance of $27,155 for deferred tax assets in connection with the Praxair Acquisition accounting. If the related deferred tax assets are realized, the reversal of the valuation allowance will first reduce the remaining goodwill balance dollar-for-dollar until zero, and thereafter will reduce income tax expense.

FINANCIAL INSTRUMENTS -- The Company uses various methods and assumptions to estimate the fair value of each class of financial instrument. Due to their nature, the carrying value of cash and temporary cash investments, accounts receivable, accounts payable, notes payable and long-term debt approximates fair value. The Company's other financial instruments are not significant. For the three years ended December 31, 1997, the Company recorded interest expense on notes payable, long-term debt, and certain other interest bearing obligations.

FORWARD CONTRACTS -- The Company periodically uses forward contracts to hedge foreign currency transactions and does not engage in currency speculation. Gains or losses on forward contracts are included in income. At December 31, 1997, the Company had $1,052 of outstanding foreign currency exchange contracts to purchase Canadian dollars and $2,097 of outstanding foreign currency exchange contracts to sell British pounds. These outstanding contracts matured within 40 days after year-end. The fair value of the forward contracts approximated their carrying value in the financial statements at December 31, 1997. The counterparties to the Company's forward contracts are major financial institutions, which the Company continually evaluates as to their creditworthiness. The Company has never experienced, nor does it anticipate, nonperformance by any of its counterparties.

RESEARCH AND DEVELOPMENT -- Expenditures for research and development activities, which are charged to income as incurred, amounted to $1,670 in 1997, $730 in 1996 and $2,474 in 1995.

RECLASSIFICATION OF PRIOR YEAR BALANCES -- Certain prior year balances have been reclassified to conform with current year presentation.

3. UNCOMPLETED CONTRACTS

Contract terms generally provide for progress billings based on completion of certain phases of the work. The excess of revenues recognized for construction contracts over progress billings on uncompleted contracts is reported as a current asset and the excess of progress billings over revenues recognized on uncompleted contracts is reported as a current liability as follows:

                                                                                         1997       1996
--------------------------------------------------------------------------------------------------------

UNCOMPLETED CONTRACTS
--------------------------------------------------------------------------------------------------------
Revenues recognized on uncompleted contracts                                       $  658,760  $ 680,223
Billings on uncompleted contracts                                                     668,398    635,168
--------------------------------------------------------------------------------------------------------
                                                                                   $   (9,638) $  45,055
--------------------------------------------------------------------------------------------------------
Shown on balance sheet as
Contracts in progress with earned revenues exceeding related progress billings     $   63,172  $  79,782
Contracts in progress with progress billings exceeding related earned revenues        (72,810)   (34,727)
--------------------------------------------------------------------------------------------------------
                                                                                   $   (9,638) $  45,055
--------------------------------------------------------------------------------------------------------



4. NOTES PAYABLE AND LONG-TERM DEBT

Prior to April 2, 1997, the Company's cash requirements were funded by Praxair through the long-term debt account. Interest was payable to Praxair at 7% per annum.

On April 2, 1997, the Company, The Chase Manhattan Bank and a syndicate of other banks entered into a five year senior, unsecured competitive advance and revolving credit facility (the "Revolving Credit Facility"). Maximum availability under the Revolving Credit Facility is $100,000 for the first three years and $50,000 thereafter. The Company initially borrowed $75,000 thereunder to repay the long-term debt to Praxair balance as of April 2, 1997. The committed amounts under the Revolving Credit Facility will be available for general corporate purposes, including working capital, letters of credit and other requirements of the Company. Revolving credit loans are available at interest rates based upon the lenders' alternate base rate or a spread ranging from 0.325% to 0.875% (based on the Company's debt coverage ratio) over LIBOR or on a competitive bid basis. At December 31, 1997, the weighted average interest rate was 6.62%. Letters of credit may be issued, subject to a $35,000 sublimit, on either a committed or competitive bid basis and expire one year after issuance, unless otherwise provided. The Revolving Credit Facility contains certain restrictive covenants regarding tangible net worth, interest coverage and leverage ratios, and capital expenditures, among other restrictions. The Revolving Credit Facility will terminate on April 2, 2002.

Approximately $24,172 of letters of credit were outstanding at December 31, 1997, related to the Company's insurance program.

Notes payable consist primarily of short-term loans borrowed under credit facilities made available on an informal basis by commercial banks. The Company's weighted average interest rate for notes payable was 7.11% at December 31, 1997 and 5.34% at December 31, 1996.

Capitalized interest was $599 in 1997.

5. LEASES

Certain facilities and equipment are rented under operating leases that expire at various dates through 2006. Rental expense on operating leases was $4,974 in 1997, $3,372 in 1996 and $3,589 in 1995. Future rental commitments during the years ending in 1998 through 2002 and thereafter are $4,649, $2,776, $1,751, $1,233, $529, and $1,754, respectively.

6. SUPPLEMENTAL BALANCE SHEET DETAIL

                                                                                         1997       1996
--------------------------------------------------------------------------------------------------------

COMPONENTS OF PROPERTY AND EQUIPMENT
--------------------------------------------------------------------------------------------------------
Land and improvements                                                              $   11,698  $  11,954
Buildings and improvements                                                             35,448     30,460
Plant and field equipment                                                             106,555     81,159
--------------------------------------------------------------------------------------------------------
  Total property and equipment                                                        153,701    123,573
--------------------------------------------------------------------------------------------------------
Accumulated depreciation                                                              (31,903)   (15,698)
--------------------------------------------------------------------------------------------------------
  Net property and equipment                                                       $  121,798  $ 107,875
--------------------------------------------------------------------------------------------------------


COMPONENTS OF ACCRUED LIABILITIES
--------------------------------------------------------------------------------------------------------
Payroll, vacation, bonuses and profit-sharing                                      $    9,322  $  11,533
Self-insurance/retention reserves                                                      10,925     10,000
Postretirement benefit obligation                                                       1,909      1,783
Pension obligation                                                                      1,539      1,439
Contract cost and other accruals                                                       22,823     19,758
--------------------------------------------------------------------------------------------------------
  Accrued liabilities                                                              $   46,518  $  44,513
--------------------------------------------------------------------------------------------------------

COMPONENTS OF OTHER NON-CURRENT LIABILITIES
--------------------------------------------------------------------------------------------------------
Self-insurance/retention reserves                                                  $   19,733  $  27,608
Postretirement benefit obligation                                                      25,951     28,148
Pension obligation                                                                     14,391     15,831
Other                                                                                   8,926     10,222
--------------------------------------------------------------------------------------------------------
  Other non-current liabilities                                                    $   69,001  $  81,809
--------------------------------------------------------------------------------------------------------



7. COMMITMENTS AND CONTINGENT LIABILITIES

ENVIRONMENTAL MATTERS -- A subsidiary (the "subsidiary") of the Company was a minority shareholder from 1934 to 1954 in a company which owned or operated at various times several wood treating facilities at sites in the United States, some of which are currently under investigation, monitoring or remediation under various environmental laws. With respect to some of these sites, the subsidiary has been named a potentially responsible party ("PRP") under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and similar state laws. Without admitting any liability, the subsidiary has entered into a consent decree with the federal government regarding one of these sites and has had an administrative order issued against it with respect to another. There can be no assurance that the subsidiary will not be required to clean up one or more of these sites pursuant to agency directives or court orders. The subsidiary has been involved in litigation concerning environmental liabilities, which are currently undeterminable, in connection with certain of those sites. The subsidiary denies any liability for each site and believes that the successors to the wood treating business are responsible for the costs of remediation of the sites. Without admitting any liability, the subsidiary has reached settlements for environmental clean-up at most of the sites. In July 1996, a judgment in favor of the subsidiary was entered in the suit Aluminum Company of America v. Beazer East, Inc. v. Chicago Bridge & Iron Company, instituted in January 1991, before the U.S. District Court for the Western District of Pennsylvania. On September 2, 1997, the United States Court of Appeals for the Third Circuit affirmed the judgment in favor of the subsidiary. There were no further appeals. The Company believes that an estimate of the possible loss or range of possible loss relating to such matters cannot be made. Although the Company believes such settlements and any remaining potential liability will not be material, there can be no assurance that such settlements and any remaining potential liability will not have a materially adverse effect on its business, financial condition or results of operations.

The Company's facilities have operated for many years and substances which currently are or might be considered hazardous were used and disposed of at some locations, which will or may require the Company to make expenditures for remediation. In addition, the Company has agreed to indemnify parties to whom it has sold facilities for certain environmental liabilities arising from acts occurring before the dates those facilities were transferred. The Company is aware of no manifestation by a potential claimant of awareness by such claimant of a possible claim or assessment and does not consider it to be probable that a claim will be asserted which claim is reasonably possible to have an unfavorable outcome, in each case, which would be material to the Company with respect to the matters addressed in this paragraph. The Company believes that any potential liability for these matters will not have a materially adverse effect on its business, financial condition or results of operations.

Along with multiple other parties, a subsidiary of the Company is currently a PRP under CERCLA and analogous state laws at several sites as a generator of wastes disposed of at such sites. While CERCLA imposes joint and several liability on responsible parties, liability for each site is likely to be apportioned among the parties. The Company believes that an estimate of the possible loss or range of possible loss relating to such matters cannot be made. While it is impossible at this time to determine with certainty the outcome of such matters and although no assurance can be given with respect thereto, based on information currently available to the Company and based on the Company's belief as to the reasonable likelihood of the outcomes of such matters, the Company does not believe that its potential liability in connection with these sites, either individually or in the aggregate, will have a material adverse effect on its business, financial condition or results of operations.

The Company does not anticipate incurring material capital expenditures for environmental controls or for investigation or remediation of environmental conditions during the current or succeeding fiscal year. Nevertheless, the Company can give no assurance that it, or entities for which it may be responsible, will not incur liability in connection with the investigation and remediation of facilities it currently (or formerly) owns or operates or other locations in a manner that could materially and adversely affect the Company.

OTHER CONTINGENCIES -- In 1991, CB&I Constructors, Inc. (formerly CBI Na-Con, Inc.), a subsidiary of the Company, installed a catalyst cooler bundle at Fina Oil & Chemical Company's ("Fina") Port Arthur, Texas refinery. In July 1991, Fina determined that the catalyst cooler bundle was defective and had it replaced. Fina is seeking approximately $20,000 in damages for loss of use of Fina's catalyst cracking unit and the cost of replacement of the catalyst cooler bundle. On June 28, 1993, Fina filed a complaint against CB&I Constructors, Inc. before the District Court of Harris County, Texas in Fina Oil & Chemical Company
v. CB&I Constructors, Inc., et al. The Company denies that it is liable. The Company believes that an estimate of the possible loss or range of possible loss cannot be made. While the Company believes that the claims are without merit and/or the Company has valid defenses to such claims and that it is reasonably likely to prevail in defending against such claims, there can be no assurance that if the Company is finally determined to be liable for all or a portion of any damages payable, that such liability will not have a materially adverse effect on the Company's business, financial condition or results of operations.

The Company is a defendant in a number of other lawsuits arising in the normal course of its business. The Company believes that an estimate of the possible loss or range of possible loss relating to such matters cannot be made. While it is impossible at this time to determine with certainty the ultimate outcome of these lawsuits and although no assurance can be given with respect thereto, based on information currently available to the Company and based on the Company's belief as to the reasonable likelihood of the outcomes of such matters, the Company's management believes that adequate provision has been made for probable losses with respect thereto as best as can be determined at this time and that the ultimate outcome, after provisions therefore, will not have a material adverse effect, either individually or in the aggregate, on the Company's business, financial condition or results of operations. The adequacy of reserves applicable to the potential costs of being engaged in litigation and potential liabilities resulting from litigation are reviewed as developments in the litigation warrant.

The Company is jointly and severally liable for certain liabilities of partnerships and joint ventures. The Company has also given certain performance guarantees arising in the ordinary course of business for its subsidiaries and unconsolidated affiliates.

The Company has elected to retain portions of anticipated losses through the use of deductibles and self-insured retentions for its exposures related to third party liability and workers' compensation. Liabilities in excess of these amounts are the responsibilities of an insurance carrier. To the extent the Company self insures for these exposures, reserves have been provided for based on management's best estimates with input from the Company's legal and insurance advisors. Changes in assumptions, as well as changes in actual experience, could cause these estimates to change in the near term. The Company's management believes that the reasonably possible losses, if any, for these matters, to the extent not otherwise disclosed and net of recorded reserves, will not be material to its financial position or results of operations.

8. POSTRETIREMENT BENEFITS

DEFINED CONTRIBUTION PLANS -- Effective January 1, 1997, the Company adopted a new tax-qualified defined contribution plan ("New 401(k) Plan") for eligible employees. The New 401(k) Plan substantially replaces the former Parent Company-sponsored pension and 401(k) plans discussed below. The New 401(k) Plan consists of a voluntary pre-tax salary deferral feature under Section 401(k) of the Internal Revenue Code, a Company matching contribution, and an additional Company profit-sharing contribution to be determined annually by the Company. For 1997, the Company contributed $6,949 to the New 401(k) Plan.

The Company is the sponsor for several other defined contribution plans that cover salaried and hourly employees for which the Company does not provide matching contributions. The cost of these plans to the Company was insignificant in 1997, 1996 and 1995.

DEFINED BENEFIT PLANS -- The Company participates in three defined benefit plans sponsored by the Company's Canadian subsidiary and makes contributions to union sponsored multi-employer pension plans. Prior to 1997, the Company participated in a defined benefit plan sponsored by the former Parent Company (the "CBI Industries Pension Plan").

The Company's three Canadian pension plans cover salaried, field and hourly employees. The following tables reflect the components of net pension cost and the funded status of these pension plans.

                                                                                                       PRE-PRAXAIR
                                                                    POST-PRAXAIR     ACQUISITION       ACQUISITION
                                                                    ----------------------------------------------

                                                                            1997            1996              1995
------------------------------------------------------------------------------------------------------------------

NET PENSION COST
------------------------------------------------------------------------------------------------------------------
Service cost                                                             $      -       $   301            $   291
Interest cost                                                               1,007          1,287             1,218
Actual return on assets                                                    (1,806)        (1,840)           (1,515)
Net amortization and deferral                                                (126)             -              (239)
Curtailment gain                                                                -         (1,899)                -
------------------------------------------------------------------------------------------------------------------
  Net defined benefit pension plans income                               $   (925)      $ (2,151)          $  (245)
------------------------------------------------------------------------------------------------------------------

FUNDED STATUS
------------------------------------------------------------------------------------------------
Accumulated benefit obligation
  (including vested benefits of $11,374 in 1997 and $14,056 in 1996)     $(11,374)      $(14,172)
Additional benefits based on projected salary levels                            -         (2,563)
------------------------------------------------------------------------------------------------
Projected benefit obligation                                              (11,374)       (16,735)
Market value of plan assets                                                23,532         28,091
------------------------------------------------------------------------------------------------
Plan assets over projected benefit obligation                              12,158         11,356
Unrecognized gains                                                         (1,722)        (1,075)
------------------------------------------------------------------------------------------------
  Pension asset                                                          $ 10,436       $ 10,281
------------------------------------------------------------------------------------------------

The principal defined benefit plan assets consist of long-term investments, including equity and fixed income securities and cash. The significant assumptions used in determining the Company's pension expense and the related pension obligations were:

                                                                             1997        1996       1995
--------------------------------------------------------------------------------------------------------
Discount rate                                                              6-8.50%       7.50%      7.25%
Increase in compensation levels                                                 -        6.00%      4.50%
Long-term rate of return on plan assets                                      7.50%       7.50%      9.00%
--------------------------------------------------------------------------------------------------------

Of these three Canadian plans, the salaried plan was terminated in 1994. Since then, all members who elected to transfer their balance have been paid out, while the remaining members (all retirees) continue to have benefits under the plan. The field construction plan was wound-up in 1994. It is anticipated that the surplus assets will be distributed in 1998. The hourly plan was wound-up in 1996. A surplus sharing agreement with the participants will be developed during 1998. In 1996, a curtailment gain of $1,899 was recorded related to the salaried and hourly plans.

The Company made contributions of $3,991 in 1997, $3,431 in 1996, and $5,088 in 1995 to certain union sponsored multi-employer pension plans. Benefits under these defined benefit plans are based on years of service and compensation levels.

The CBI Industries Pension Plan was the principal non-contributory tax qualified defined benefit plan of the Company and covered most U.S. salaried employees of the Company. The Company's portion of the net pension cost for the CBI Industries Pension Plan was $4,414 in 1996 and $2,937 in 1995. Benefit accruals under the CBI Industries Pension Plan for Company employees were discontinued as of December 31, 1996. The Company's obligation to fund its portion of the accumulated benefit obligation for its participants in excess of plan assets was fixed at $17,270 as of December 31, 1996, as agreed to by the Company and Praxair. This obligation is payable ratably to Praxair over a twelve-year period beginning December 1, 1997 with interest at 7.5%. In 1997, the Company incurred $1,284 in pension expense and has a remaining pension liability to Praxair of $15,930 as of December 31, 1997.

POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE BENEFITS -- The Company participates in a health care and life insurance benefit program. This program provides certain separate health care and life insurance benefits for retired Company employees. Retiree health care benefits are provided under an established formula which limits costs based on prior years of service of retired employees. This plan may be changed or terminated by the Company at any time.

Effective January 1, 1997, the Company discontinued its participation in the program sponsored by the former Parent Company, and the future obligation for the Company's active employees as of December 31, 1996 ("Actives") under this program has been assumed by the Company. The following tables reflect the components of net postretirement benefit cost and the funded status allocated to the Company for active employees.

                                                                                         1997       1996
--------------------------------------------------------------------------------------------------------

NET PERIODIC POSTRETIREMENT BENEFIT COST - ACTIVES
--------------------------------------------------------------------------------------------------------
Service cost                                                                          $   253     $  375
Interest cost                                                                             488        582
Actual return on assets                                                                     -          -
Net amortization and deferral                                                             (47)         -
Curtailment gain                                                                         (812)         -
--------------------------------------------------------------------------------------------------------
  Postretirement health care and life insurance benefits (income)/cost                $  (118)    $  957
--------------------------------------------------------------------------------------------------------

The significant assumptions used in determining the other postretirement benefit expense were a discount rate of 7.5% in 1997 and 7.0% in 1996; and a salary scale of 4.25% in 1997 and 1996. The curtailment gain of $812 recognized in 1997 was related to the closure of the Company's manufacturing facility in Kankakee, Illinois.

                                                                                         1997       1996
--------------------------------------------------------------------------------------------------------

NET PERIODIC POSTRETIREMENT LIABILITY- ACTIVES
--------------------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation - Active employees                   $   (7,275) $  (7,781)
Unrecognized gain                                                                        (842)      (750)
--------------------------------------------------------------------------------------------------------
  Postretirement health care and life insurance benefits (liability)               $   (8,117) $  (8,531)
--------------------------------------------------------------------------------------------------------


The Company's obligation with respect to retired employees of the Company as of December 31, 1996 ("Retirees") under the program was fixed at $21,400 as of December 31, 1996, as agreed to by the Company and Praxair. The Retirees obligation is payable ratably to Praxair over a twelve-year period beginning December 1, 1997 with interest at 7.5%. In 1997, the Company incurred $1,593 in other postretirement expense for Retirees and has a remaining postretirement benefit liability to Praxair of $19,743 as of December 31, 1997.

The Company reimbursed the former Parent Company $1,318 in 1996 and $2,258 in 1995 for its proportionate cost of this program for both Actives and Retirees.

9. MANAGEMENT PLAN

The Company established the Chicago Bridge & Iron Management Defined Contribution Plan (the "Management Plan") in early 1997. The Management Plan is not qualified under Section 401(a) of the Internal Revenue Code ("the Code") and each participant's account is treated as a separate account under Section 404(a)(5) of the Code. Upon consummation of the Offering, the Company made a contribution to the Management Plan in the form of 925,670 shares of Common Stock having a value of $16,662. Accordingly, the Company recorded expense of $16,662 (the "Management Plan charge") in 1997, which was $10,064 after tax.

The designation of the Management Plan's participants, the amount of Company contributions to the Management Plan and the amount allocated to the individual participants were determined by the Company's Management Board. The allocation to the participant's individual accounts occurs concurrently with the Company's contributions. Management Plan shares contributed concurrent with the Offering will vest three years (and with respect to one participant, two years) after the date of the Offering. Upon vesting, the balance held in the individual participant's account can be distributed at the election of the participant. Forfeitures of Management Plan shares under the provisions of the Management Plan will be reallocated to the other Management Plan participants.

10. EMPLOYEE STOCK PLANS

STOCK OPTIONS - The Company has one stock option plan, the Chicago Bridge & Iron Long-Term Incentive Plan (the "Incentive Plan"). The Company accounts for this plan under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for stock options awarded under this plan been determined consistent with FASB Statement No. 123, the Company's net income and net income per common share would have been reduced to the following pro forma amounts:

                                                                    1997
------------------------------------------------------------------------

NET INCOME
------------------------------------------------------------------------
  As reported                                                  $   5,403
  Pro forma                                                        4,740
------------------------------------------------------------------------

NET INCOME PER COMMON SHARE (BASIC AND DILUTED)
------------------------------------------------------------------------
  As reported                                                  $     .43
  Pro forma                                                          .38
------------------------------------------------------------------------


Because no stock options were granted prior to January 1, 1997, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

The Company may grant options for up to 1,251,755 shares under the Incentive Plan. The Company has granted options on 520,248 shares through December 31, 1997. Under the Incentive Plan, the option exercise price equals the Common Stock's market price on date of grant. The options are exercisable after April 2, 2000 at the earliest, subject to achievement of a cumulative net income per common share for the three-year period from 1997 through 1999 of at least $6.25 per common share (excluding the $16,662 Management Plan charge), or if not achieved, on any succeeding April 2 if such goal, compounded an additional 15% per year, is achieved as of the end of the fiscal year then ended preceding such April 2 date, and if never so achieved, then automatically after nine years from their date of grant.

The following table summarizes the Incentive Plan for the year ended December 31, 1997:

                                                                 1997
---------------------------------------------------------------------
Shares outstanding at beginning of year                             -
Shares granted                                                520,248
Shares forfeited                                              (15,945)
---------------------------------------------------------------------
Shares outstanding at end of year                             504,303
Exercisable at end of year                                          -
---------------------------------------------------------------------
Weighted average fair value of options granted                  $8.77
---------------------------------------------------------------------


As of December 31, 1997, 497,403 of the 504,303 options outstanding have exercise prices equal to $18.00 and a weighted average remaining contractual life of 9.26 years. None of these options are exercisable. The remaining 6,900 options have exercise prices of $21.38 or $22.88, with a weighted average price of $22.35 and a weighted average remaining contractual life of 9.57 years. None of these options are exercisable.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for the four option grants in 1997: risk-free interest rate of 6.87%; expected dividend yields of 1.33%; expected life of 10.0 years; expected volatility of 31.65%.

EMPLOYEE STOCK PURCHASE PLAN -- The Company's Employee Stock Purchase Plan provides that employees may purchase shares of Common Stock beginning January 1, 1998 at 85% of the Common Stock closing price per share on the New York Stock Exchange on the first trading day following the end of the calendar quarter. The plan provides that up to 250,000 of authorized and unissued shares of Common Stock may be purchased.

11. TRANSACTIONS WITH FORMER PARENT COMPANY

Prior to the Offering, the Company recognized certain related-party transactions with Industries or Praxair ("the former Parent Company"). Related-party transactions recorded in 1997, not disclosed elsewhere, were not material. Related-party transactions recorded in 1996 and 1995, not disclosed elsewhere in the financial statements, were as follows:

REVENUES FROM AFFILIATES -- The Company provided services to affiliates of the former Parent Company for the construction and expansion of facilities and for certain repair and maintenance work. The Company recorded revenues from affiliates of $13,384 in 1996 and $40,374 in 1995. Gross profit, net of overhead costs, was $2,287 in 1996 and $5,516 in 1995. The Company believes these revenues and gross profits approximate those of similar services provided to independent third parties.

DEBT TO FORMER PARENT COMPANY -- In conjunction with Praxair's acquisition of Industries effective January 1, 1996, the Company assumed $55,000 of acquisition related debt payable to Praxair. Subsequent to September 30, 1996, the Company's long-term debt balance increased when the Company required cash and decreased when a cash surplus was available to reduce the long-term debt balance. The Company paid interest at 7% per annum on a quarterly basis. This interest expense was $3,850 in 1996. In addition, approximately $22,000 of letters of credit were outstanding on behalf of Praxair at December 31, 1996 relating to the Company's insurance program.

In contemplation of the Offering, the Company entered into a long-term credit agreement with a group of financial institutions in order to repay the Debt to former Parent Company and to provide liquidity to support letters of credit and working capital requirements. (Note 4)

PAYABLE TO FORMER PARENT COMPANY -- Payable to former Parent Company as of December 31, 1996 included a $5,000 dividend to Praxair paid in the first quarter of 1997 and interest accrued on the Debt to former Parent Company, net of an income tax receivable from the former Parent Company.

CORPORATE SERVICES -- The former Parent Company provided certain support services to the Company through June 30, 1996, including legal, finance, tax, human resources, information services and risk management. Charges for these services were allocated by the former Parent Company to the Company based on various methods which reasonably approximate the actual costs incurred. The allocations recorded by the Company for these corporate services in the accompanying consolidated income statements were $4,732 in 1996 and $10,008 in 1995. Subsequent to June 30, 1996, the Company performed substantially all of these support services internally. The amounts allocated by the former Parent Company are not necessarily indicative of the actual costs which may have been incurred had the Company operated as an entity unaffiliated with the former Parent Company. However, the Company believes that the allocation is reasonable and in accordance with the Securities and Exchange Commission's Staff Accounting Bulletin No. 55.

12. INCOME TAXES

Prior to the Reorganization, the consolidated amount of current and deferred tax expense was allocated among the members of the former Parent Company group using the pro-rata method, which assumed the Company's taxes would be filed as part of the former Parent Company's consolidated return. In conjunction with the Offering, the Company became a stand-alone entity and, therefore, subsequent to March 26, 1997, the consolidated amount of current and deferred tax expense will be calculated using a separate return approach. The separate return approach did not result in significant adjustments to the tax accounts.

                                                                                                          PRE-PRAXAIR
                                                                                 POST-PRAXAIR ACQUISITION ACQUISITION
                                                                                 ------------ ----------- -----------

                                                                                         1997       1996         1995
---------------------------------------------------------------------------------------------------------------------

THE SOURCES OF INCOME/(LOSS) BEFORE INCOME TAXES AND MINORITY INTEREST ARE
---------------------------------------------------------------------------------------------------------------------
U.S.                                                                               $  (23,778)  $  2,919    $ (25,387)
Non-U.S.                                                                               28,097     24,332       (4,736)
---------------------------------------------------------------------------------------------------------------------
  Total                                                                            $    4,319   $ 27,251    $ (30,123)
---------------------------------------------------------------------------------------------------------------------

The U.S. loss before income taxes and minority interest in 1997 includes the Management Plan charge.

THE PROVISION/(BENEFIT) FOR INCOME TAXES CONSISTED OF
---------------------------------------------------------------------------------------------------------------------
Current income taxes -
U.S.                                                                               $        -   $ (1,295)   $  (6,678)
Non-U.S.                                                                                4,596      4,833        1,586
---------------------------------------------------------------------------------------------------------------------
                                                                                        4,596      3,538       (5,092)
---------------------------------------------------------------------------------------------------------------------
Deferred income taxes -
U.S.                                                                                   (4,575)     3,087       (1,469)
Non-U.S.                                                                                 (751)     1,164       (1,532)
---------------------------------------------------------------------------------------------------------------------
                                                                                       (5,326)     4,251       (3,001)
---------------------------------------------------------------------------------------------------------------------
  Total provision/(benefit)                                                        $     (730)  $  7,789    $  (8,093)
---------------------------------------------------------------------------------------------------------------------


A RECONCILIATION OF INCOME TAXES AT THE STATUTORY RATE
AND THE PROVISION/(BENEFIT) FOR INCOME TAXES FOLLOW
---------------------------------------------------------------------------------------------------------------------
Tax provision at statutory rate                                                    $    1,512   $  9,538    $ (10,543)
State income taxes                                                                        394         50           82
Non-statutory tax rate differential                                                    (3,180)    (2,519)       1,610
Other, net                                                                                544        720          758
---------------------------------------------------------------------------------------------------------------------
Provision/(benefit) for income taxes                                               $     (730)  $  7,789    $  (8,093)
---------------------------------------------------------------------------------------------------------------------
  Effective tax rate                                                                    (16.9%)     28.6%       (26.9%)
---------------------------------------------------------------------------------------------------------------------

The Company's statutory rate was The Netherlands' rate of 35% in 1997 and the U.S. rate of 35% in 1996 and 1995.

The principal temporary differences included in deferred income taxes reported on the December 31, 1997 and 1996 balance sheets are:

                                                                                                      1997       1996
---------------------------------------------------------------------------------------------------------------------

CURRENT DEFERRED TAXES
---------------------------------------------------------------------------------------------------------------------
Insurance                                                                                        $   4,054  $   4,070
Employee benefits                                                                                    1,573      2,162
Contracts                                                                                            8,099      1,378
Other                                                                                                 (617)       865
---------------------------------------------------------------------------------------------------------------------
                                                                                                    13,109      8,475
Valuation allowance                                                                                (13,109)    (8,475)
---------------------------------------------------------------------------------------------------------------------

NON-CURRENT DEFERRED TAXES
---------------------------------------------------------------------------------------------------------------------
Employee benefits                                                                                $  13,264  $   8,722
Insurance                                                                                           10,109     11,417
Non-U.S. activity                                                                                    3,408      1,465
Other                                                                                                3,854        877
---------------------------------------------------------------------------------------------------------------------
                                                                                                    30,635     22,481
Valuation allowance                                                                                (14,046)   (18,680)
Depreciation                                                                                       (12,245)    (8,749)
---------------------------------------------------------------------------------------------------------------------

NET DEFERRED TAX ASSETS/(LIABILITIES)                                                           $    4,344  $  (4,948)
---------------------------------------------------------------------------------------------------------------------

The Company recorded a valuation allowance of $27,155 as of December 31, 1997 and 1996 for its U.S. deferred tax assets, as realization is dependent on sustained U.S. taxable income. The Company did not record any Netherlands deferred income taxes on indefinitely reinvested undistributed earnings of its subsidiaries and affiliates at December 31, 1997. If any such undistributed earnings were distributed, the Netherlands participation exemption should become available under current law to significantly reduce or eliminate any resulting Netherlands income tax liability.

13. OPERATIONS BY GEOGRAPHIC SEGMENT

The Company operates in four major geographic business segments: North America; Central and South America; Europe, Africa, Middle East; and Asia Pacific. No customer accounted for more than 10% of revenues. Export sales to unrelated customers outside of the United States were less than 10% of revenues. Transfers between geographic areas are not material. Corporate costs were allocated to the segments based on their relative revenues, assets or work force.

Revenues, income/(loss) from operations and assets by geographic area are:

                                                                                             PRE-PRAXAIR
                                                                   POST-PRAXAIR ACQUISITION  ACQUISITION
                                                                   ------------------------  -----------

                                                                            1997       1996         1995
-----------------------------------------------------------------------------------------------------------

REVENUES
-----------------------------------------------------------------------------------------------------------
North America                                                         $  295,159     $ 328,836    $ 317,698
Central and South America                                                 94,964        90,877       54,605
Europe, Africa, Middle East                                              134,187       109,522      110,775
Asia Pacific                                                             148,501       134,486      138,860
-----------------------------------------------------------------------------------------------------------
                                                                      $  672,811     $ 663,721    $ 621,938
-----------------------------------------------------------------------------------------------------------


INCOME/(LOSS) FROM OPERATIONS
-----------------------------------------------------------------------------------------------------------
North America                                                         $    3,134(A)  $   9,469    $ (37,623)
Central and South America                                                  2,634         6,530        8,511
Europe, Africa, Middle East                                               12,803         4,298       (5,527)
Asia Pacific                                                               4,886        10,966        4,124
Management Plan charge                                                   (16,662)            -            -
-----------------------------------------------------------------------------------------------------------
                                                                      $    6,795     $  31,263    $ (30,515)
-----------------------------------------------------------------------------------------------------------

ASSETS
-----------------------------------------------------------------------------------------------------------
North America                                                         $  181,224     $ 165,651    $ 190,187
Central and South America                                                 49,386        31,756       14,997
Europe, Africa, Middle East                                               99,332        90,389       73,322
Asia Pacific                                                              70,708        63,700       77,619
-----------------------------------------------------------------------------------------------------------
                                                                      $  400,650     $ 351,496    $ 356,125
-----------------------------------------------------------------------------------------------------------

(A) 1997 was favorably impacted by non-recurring income of approximately $3.4 million from the recognition of income related to a favorable appeals court decision.

14. QUARTERLY OPERATING RESULTS AND COMMON STOCK DIVIDENDS AND
    PRICES (UNAUDITED)

QUARTERLY OPERATING RESULTS -- The following table sets forth selected unaudited consolidated income statement information for the Company on a quarterly basis for the two years ended December 31, 1997:

Three Months Ended 1997                                      March 31     June 30    Sept. 30    Dec. 31
--------------------------------------------------------------------------------------------------------
Revenues                                                   $  150,396  $  160,349  $  166,755  $ 195,311
Gross profit                                                   16,346      18,521       8,551     20,220
Management Plan charge                                        (16,662)          -           -          -
Income (loss) from operations                                 (11,342)      7,510       1,508      9,119
Net income (loss)                                              (6,975)      4,774       1,112      6,492
Net income (loss) per Common Share                         $     (.56) $      .38  $      .09  $     .52
--------------------------------------------------------------------------------------------------------



Three Months Ended 1996                                      March 31     June 30    Sept. 30    Dec. 31
--------------------------------------------------------------------------------------------------------
Revenues                                                   $  139,721  $  160,789  $  183,021  $ 180,190
Gross profit                                                   15,733      17,690      19,585     20,683
Income from operations                                          5,647       6,955       8,539     10,122
Net income                                                      2,370       3,187       5,373      5,632
Net income per Common Share                                $      .19  $      .25  $      .43  $     .45
--------------------------------------------------------------------------------------------------------


Net income per Common Share is presented for 1996 giving effect to the Reorganization and the Offering as if each had occurred at the first day of the year (Note 1).

COMMON STOCK DIVIDENDS AND PRICES -- In December 1996, the Company filed a registration statement with the Securities and Exchange Commission for an initial public offering of a majority of the shares of the Company's Common Stock. Effective March 1997, the Company completed the Offering of 11,045,941 shares of Common Stock at $18 per share. The Common Stock is traded on the New York and Amsterdam stock exchanges. As of March 20, 1998, the Company had approximately 2,600 shareholders. The following table presents the quarterly common shares outstanding, dividends on Common Stock and range of Common Stock prices for the year ended December 31, 1997:

Three Months Ended 1997                                      March 31     June 30    Sept. 30    Dec. 31
--------------------------------------------------------------------------------------------------------
Common shares outstanding at quarter end                   12,517,552  12,517,552  12,517,552 12,517,552
Common dividends per share                                          -    $    .06    $    .06  $     .06
Range of Common Stock prices
  New York Stock Exchange
   High                                                       $18 1/8    $ 23 1/8    $ 23 5/8  $  23
   Low                                                         17 5/8      16 1/8      19 7/8     14 1/2
   Close                                                       17 3/4      22 1/8      20 3/4     16 1/4
  Amsterdam Stock Exchange (In NLG)
   High                                                        34          42.2        48.9       43.2
   Low                                                         34          31          41         31
   Close                                                       34          42.2        41         31.5
--------------------------------------------------------------------------------------------------------