Form 10-K405, Exhibit 13
period 1998-12-31
CHICAGO BRIDGE & IRON CO N V
filed 1999-03-31
CIK 1027884

                                                                      EXHIBIT 13


24>                                                       CHICAGO BRIDGE & IRON

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA


The following table sets forth Selected Consolidated Financial and Other Data for the periods and as of the dates indicated. The selected consolidated income statement and cash flow data for each of the years in the five year period ended December 31, 1998 and the selected consolidated balance sheet data as of December 31, 1998, 1997, 1996, 1995 and 1994 have been derived from the audited consolidated financial statements of the Company.

(In thousands, except share and employee data)

                                              ---------------------------------------------------------------
                                                   POST-PRAXAIR ACQUISITION(1)    PRE-PRAXAIR ACQUISITION(1)
Years Ended December 31,                           1998           1997        1996            1995       1994
-------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA
-------------------------------------------------------------------------------------------------------------
Revenues                                      $ 775,692      $ 672,811   $ 663,721       $ 621,938  $ 762,803
Cost of revenues                                703,363        609,173     590,030         614,230    692,266
-------------------------------------------------------------------------------------------------------------
  Gross profit                                   72,329         63,638      73,691           7,708     70,537
Selling and administrative expenses              46,959         44,988      42,921          43,023     45,503
Management Plan charge (2)                           --         16,662          --              --         --
Special charges (3)                                  --             --          --           5,230     16,990
Other operating income, net (4)                    (991)        (4,807)       (493)        (10,030)   (11,360)
-------------------------------------------------------------------------------------------------------------
  Income (loss) from operations                  26,361          6,795      31,263         (30,515)    19,404
Interest expense                                 (3,488)        (3,892)     (5,002)           (799)      (180)
Interest income                                   1,616          1,416         990           1,191      1,652
-------------------------------------------------------------------------------------------------------------
  Income (loss) before taxes and
    minority interest                            24,489          4,319      27,251         (30,123)    20,876
Income tax (expense) benefit                     (7,347)           730      (7,789)          8,093     (3,074)
-------------------------------------------------------------------------------------------------------------
  Income (loss) before minority interest         17,142          5,049      19,462         (22,030)    17,802
Minority interest in (income) loss                 (105)           354      (2,900)         (3,576)    (1,359)
-------------------------------------------------------------------------------------------------------------
  Net income (loss)                           $  17,037      $   5,403   $  16,562       $ (25,606) $  16,443
=============================================================================================================
PER SHARE DATA
-------------------------------------------------------------------------------------------------------------
Net income--Basic (5)                         $    1.41      $    0.43         N/A             N/A        N/A
Net income--Diluted (5)                            1.40           0.43         N/A             N/A        N/A
Dividends (5)                                      0.24           0.18         N/A             N/A        N/A
-------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
-------------------------------------------------------------------------------------------------------------
Total assets                                  $ 348,709      $ 400,650   $ 351,496       $ 356,125  $ 359,912
Long-term debt                                    5,000         44,000      53,907              --         --
Total shareholders' equity                      101,656        103,826      90,746         186,507    183,101
Contract capital (6)                             76,969         95,243     121,926         109,503    101,063
-------------------------------------------------------------------------------------------------------------
CASH FLOW DATA
-------------------------------------------------------------------------------------------------------------
Cash flows from operating activities          $  50,824      $  40,407   $  25,159       $ (36,806) $  38,447
Cash flows from investing activities             (2,142)       (21,907)    (11,348)          1,554     14,051
Cash flows from financing activities            (53,286)       (20,124)    (14,797)         32,012    (49,742)
-------------------------------------------------------------------------------------------------------------
OTHER FINANCIAL DATA
-------------------------------------------------------------------------------------------------------------
Depreciation and amortization                 $  17,710      $  16,911   $  17,281       $  16,077  $  15,569
EBITDA (7)                                       44,071         40,368      48,544          (9,208)    51,963
Capital expenditures                             12,249         34,955      20,425          14,880     18,772
-------------------------------------------------------------------------------------------------------------
OTHER DATA
-------------------------------------------------------------------------------------------------------------
Number of employees:
  Salaried                                        1,525          1,464       1,516           1,663      1,800
  Hourly and craft                                4,928          4,630       4,432           3,483      4,852
New business taken (8)                        $ 760,989      $ 757,985   $ 687,227       $ 782,878  $ 648,082
Backlog (8)                                     507,783        554,982     485,704         470,174    323,343
-------------------------------------------------------------------------------------------------------------

1998 ANNUAL REPORT                                                         < 25





     FOOTNOTES FOR PREVIOUS TABLE

(1) Prior to the first quarter of 1996, the Company was a subsidiary of CBI Industries, Inc. ("Industries"). During the first quarter of 1996, pursuant to a merger agreement dated December 22, 1995, Industries became a subsidiary of Praxair, Inc. ("Praxair"). This merger transaction was reflected in the consolidated financial statements of the Company as a purchase effective January 1, 1996. The application of purchase accounting resulted in changes to the historical basis of various assets. Accordingly, the information provided for periods prior to January 1, 1996 is not comparable to subsequent financial information.

(2) Upon consummation of the Offering (Note 1), the Company made a contribution to the Management Plan in the form of 925,670 Common Shares having a value of $16.7 million. Accordingly, the Company recorded expense of $16.7 million (the "Management Plan charge") in 1997 (Note 9).


(3) In 1995, the Company recorded a special charge of $5.2 million comprised of $0.8 million for work force reduction and $4.4 million for the write-down of an idle facility and other related costs. In 1994, the Company recorded a special charge of $17.0 million to recognize the expenses of a major litigation settlement.

(4) Other operating income, net generally represents gains on the sale of property, plant and equipment. 1997 was favorably impacted by non-recurring income of approximately $4.0 million from the recognition of income related to a favorable appeals court decision and the resolution of disputed liabilities. In addition, 1997 includes $1.6 million gain from the sale of assets, primarily from the sale of the Cordova, Alabama, manufacturing facility, partially offset by $0.8 million increase in litigation reserves. The gain recorded in 1995 primarily relates to the sale of certain underutilized facilities. The gain recorded in 1994 includes gains from affiliated entity transactions primarily from the sale of the Company's minority interest in a terminal and the sale of the Company's interest in a fabrication facility.

(5) The Reorganization (Note 1) was completed in March 1997 and did not materially affect the carrying amounts of the Company's assets and liabilities. The Reorganization is reflected in the Company's financial statements as of January 1, 1997. Also in March 1997, the Company completed a common share offering (the "Offering" - Note 1). Thus, net income per share and dividend data are not applicable for years prior to 1997.

(6) Contract capital is defined as accounts receivable plus net contracts in progress less accounts payable.

(7) EBITDA is defined as income (loss) from operations plus the Management Plan charge, plus special charges, plus depreciation and amortization expenses. While EBITDA should not be construed as a substitute for operating income
     (loss) or a better measure of liquidity than cash flow from operating activities, which are determined in accordance with United States GAAP, it is included herein to provide additional information regarding the ability of the Company to meet its capital expenditures, working capital requirements and any future debt service. EBITDA is not necessarily a measure of the Company's ability to fund its cash needs, particularly because it does not include capital expenditures. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(8) New business taken represents the value of new project commitments received by the Company during a given period. Such commitments are included in backlog until work is performed and revenue recognized or until cancellation. Backlog may also fluctuate with currency movements.

26 >                                                      CHICAGO BRIDGE & IRON





MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and accompanying Notes.



RESULTS OF OPERATIONS

The following table indicates new business taken by geographic area for the years ended December 31, 1998, 1997 and 1996:

(In millions)

                                                     1998        1997       1996
--------------------------------------------------------------------------------
NEW BUSINESS TAKEN BY GEOGRAPHIC AREA
--------------------------------------------------------------------------------
North America                                    $    276   $     263   $    269
Europe, Africa, Middle East                           211         191        133
Asia Pacific                                          108         200        171
Central and South America                             166         104        114
--------------------------------------------------------------------------------
  Total                                          $    761   $     758   $    687
================================================================================

1998 VERSUS 1997

New Business Taken/Backlog--New business taken during 1998 increased by $3.0 million to $761.0 million compared with $758.0 million in 1997. The level of new business taken was achieved in spite of difficult market conditions for the engineering and construction industry. Management believes the Company's more deliberate and focused marketing strategy--including the pursuit of prospects in new geographic areas and beyond the Company's traditional scope of work--contributed to the 1998 new

1998 ANNUAL REPORT                                                        < 27


business taken results. Included in the 1998 new business taken was an expansion of an order for a large iron plant for Saldanha Steel in South Africa and three heavy crude oil projects in Venezuela. Over 60% of the new business taken during 1998 was for contracts awarded outside of North America. During 1998, new business taken increased 60% in the Central and South America (CSA) area, 10% in the Europe, Africa, Middle East (EAME) area and 5% in North America, but declined 46% in the Asia Pacific (AP) area as a result of the Asian economic downturn. Continued depressed oil prices may have an impact on activity in, and capital spending by, the petroleum and petrochemical sector. However, lower feedstock prices may lead to increased demand for downstream processing capabilities in this sector. Backlog at December 31, 1998 was $507.8 million compared with the backlog at December 31, 1997 of $555.0 million.

Revenues--Revenues increased $102.9 million, or 15.3%, to $775.7 million in 1998 from $672.8 million in 1997. Major projects contributing to revenues in 1998 were the iron plant for Saldanha Steel in South Africa and an ammonia plant expansion and a liquefied natural gas ("LNG") facility in North America. Revenues in 1998 were favorably impacted by a higher volume of work in all geographic areas, except Asia Pacific. The decline in Asia Pacific revenues was more than offset by the Company's ability to expand on its traditional scope of work in other areas. In 1999, management anticipates that new business taken and revenues will likely be lower than the levels achieved in 1998, but that the three-year target of 3-5% annual revenue growth remains achievable. It is expected there will be some shift in the geographic distribution of revenues, with EAME returning to more historic revenue levels and growth in CSA given the size of the current backlog in that area.

Gross Profit--Gross profit increased $8.7 million to $72.3 million in 1998 from $63.6 million in 1997. Gross profit as a percentage of revenues ("gross margin") was 9.3% in 1998 and 9.5% in 1997. The CSA area had higher than expected costs and disappointing execution results. Excluding the disappointing results in the CSA area, gross margin in 1998 would have been 11.0% of revenues, which is consistent with unearned gross margin in the Company's December 31, 1998 backlog.

Income from Operations--Income from operations increased 12.4% to $26.4 million in 1998, compared with $23.5 million in 1997, excluding the one-time, non-cash Management Plan charge (Note 9). This increase in operating income was the result of a more than threefold increase in North America and a 50% increase in EAME. These accomplishments were partially offset by the operating loss in CSA. Including the one-time, non-cash Management Plan charge, the Company reported operating income of $6.8 million in 1997. Selling and administrative expenses were $47.0 million or 6.1% of revenues in 1998 compared with $45.0 million or 6.7% of revenues in 1997.

Interest expense decreased $0.4 million to $3.5 million in 1998 from $3.9 million in 1997. The decrease primarily reflected lower interest expense on corporate revolving debt, partially offset by higher costs for short-term borrowing outside of the United States. Interest income consisted primarily of interest earned on cash balances at non-U.S. subsidiaries and increased $0.2 million to $1.6 million in 1998 compared with $1.4 million in 1997. Net interest expense decreased $0.6 million to $1.9 million in 1998 compared with $2.5 million in 1997.

The Company recorded income tax expense of $7.3 million in 1998 compared with a $0.7 million income tax benefit in 1997. The lower income tax expense for 1997 was mostly due to a $6.6 million income tax benefit attributable to the Management Plan charge. Excluding the Management Plan charge, income tax expense would have been $5.9 million in 1997, or an effective tax rate of 28.0% in 1997 compared with 30.0% in 1998. Compared with the prior year, income tax expense increased due to the higher effective tax rate that resulted from reduced project profitability in lower tax rate jurisdictions.

Net income for 1998 was $17.0 million, or $1.41 per share, compared with net income of $15.5 million, or $1.24 per share for 1997, excluding the Management Plan charge. Including the one-time, non-cash Management Plan charge in 1997, the Company reported net income of $5.4 million or $0.43 per share.

28 >                                                      CHICAGO BRIDGE & IRON


1997 VERSUS 1996

New Business Taken/Backlog--New business taken during 1997 increased by $70.8 million, or 10.3%, to $758.0 million compared with $687.2 million in 1996. Included in the 1997 new business taken was an expansion of an order for a large COREX(R) unit for Saldanha Steel in South Africa and an order for fifty tanks for a Nickel-Cobalt refinery in Australia, both of which are projects for the metals and mining industries. Awards in the petroleum and petrochemical sector included numerous contracts, the most significant of which was for several large floating roof tanks in Nigeria. Over 60% of the new business taken during 1997 was for contracts awarded outside of North America. Backlog at December 31, 1997 increased by $69.3 million to $555.0 million compared with the backlog at December 31, 1996 of $485.7 million.

Revenues--Revenues increased $9.1 million, or 1.3%, to $672.8 million in 1997 from $663.7 million in 1996. The two largest projects contributing to revenues in 1997 were the petrochemical project in Tuban, Indonesia ("Tuban Project"), and the COREX unit for Saldanha Steel in South Africa. Additionally, 1997 revenues in the low temperature/cryogenic product line increased by $49 million, partly as a result of work put in place on three LNG projects in North Carolina, Tennessee and Argentina. Revenues in 1997 were favorably impacted by a higher volume of work in all geographic areas, except North America. The decline in North American revenues was more than offset by the Company's ability to expand on its traditional scope of work in other areas.

Gross Profit--Gross profit decreased $10.1 million to $63.6 million in 1997 from $73.7 million in 1996. Gross profit as a percentage of revenues ("gross margin") decreased to 9.5% in 1997 from 11.1% in 1996. In 1997, annual cost savings of approximately $21 million were realized from restructuring activities, relative to the Company's 1995 cost base. However, these benefits were offset by an operating loss at CB&I Constructors, the major North American unit. This loss resulted from start-up problems associated with the expansion of the Houston fabricating facility and implementation of new integrated computer systems being piloted in Houston. These factors resulted in additional costs and delays in some materials reaching construction sites, thereby resulting in lower gross profit and postponing the recognition of revenue. The gross profit decline in CB&I Constructors was partly offset by higher gross profit in the Europe, Africa, Middle East area. This improvement was the result of better contract execution and a shift to more profitable product lines.

Income from Operations--Income from operations was $6.8 million in 1997, or 1.0% of revenues. Excluding the Management Plan charge, income from operations was $23.5 million, or 3.5% of revenues in 1997, versus $31.3 million, or 4.7% in 1996. Selling and administrative expenses increased to $45.0 million in 1997 from $42.9 million in 1996, due to higher administrative expenses required as an independent public company. Also, as expected, higher benefit costs in 1997 had a negative impact on income from operations. Income from operations was favorably impacted by other operating income of $4.8 million, which included non-recurring income of $4.0 million from the recognition of income related to a favorable appeals court decision and the resolution of disputed liabilities, a $1.6 million gain from the sale of assets, and an offsetting charge of $0.8 million due to an increase in litigation reserves.

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

1998 ANNUAL REPORT                                                         < 29



Including the one-time, non-cash Management Plan charge, the Company reported net income of $5.4 million or $0.43 per share in 1997. Excluding the Management Plan charge, net income for 1997 was $15.5 million, or $1.24 per share. Giving effect to the Offering and Reorganization (Note 1) as if each had occurred at the first day of the year, net income per share would have been $1.32 in 1996.


LIQUIDITY AND CAPITAL RESOURCES

In 1998, the Company generated cash from operations of $50.8 million compared with $40.4 million in 1997. A significant contributor to positive operating cash flow was a $18.3 million reduction in contract capital (accounts receivable plus net contracts in progress less accounts payable) in 1998 and a $26.7 million reduction in contract capital in 1997. In 1996, cash generated from operations was primarily the result of increased net income and reduced working capital requirements.

In 1998, the Company expended $12.2 million for capital expenditures and realized $10.1 million in proceeds from the sale of an excess manufacturing facility and field equipment. The capital expenditures in 1998 included $2.4 million for the expansion and improvement of facilities, $5.9 million for field equipment, and $3.9 million for information systems. In 1997, the Company expended $35.0 million for capital expenditures and realized $13.0 million in proceeds from the sale of excess manufacturing facilities and field equipment. The capital expenditures in 1997 included $19.2 million for the expansion and improvement of facilities, $11.9 million for field equipment, and $3.9 million for information systems. The Company anticipates that capital expenditures in the near future will approximate the level of depreciation and amortization, although there can be no assurance that such levels will not increase or decrease.

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

In early 1997, the Company entered into a revolving credit facility (the "Revolving Credit Facility") with a syndicate of banks. The terms of this Revolving Credit Facility include various covenants, including financial covenants that require the Company to maintain minimum levels of tangible net worth, establish interest coverage and debt coverage ratios and limit capital expenditures. The Revolving Credit Facility has a maximum availability of $100 million for three years (until March 6, 2000), to be reduced to $50 million for two years (until March 6, 2002) thereafter (including up to $35 million of letters of credit). In April 1997, the Company borrowed $75 million under this Revolving Credit Facility to refinance its long-term debt to Praxair and to fund its own corporate cash management system.

During 1997, the Company made substantial progress in reducing long-term debt, ending the year with $44 million in long-term debt, down from the $75 million of long-term debt at the time of the Offering. The reduction in long-term debt in 1997 was due in large measure to a $26.7 million reduction in contract capital (accounts receivable plus net contracts in progress less accounts payable). During 1998, the Company continued to make significant progress in reducing long-term debt, ending the year with $5.0 million in long-term debt, which was lower than the Company's expected normal debt level, down from $44.0 million at the end of 1997. This reduction in long-term debt was achieved even as the Company repurchased $14.0 million of its common stock during 1998. The Company ended 1998 with contract capital of $77.0 million, an $18.3 million reduction from December 31, 1997. Cash and cash equivalents at year-end were $5.6 million compared with $10.2 million at the end of 1997.

In addition to liquidity generated through the Revolving Credit Facility, the Company intends to continue to improve its contract capital position through aggressive management of its individual components, including programs to reduce accounts receivable, to manage contracts in progress and to maximize available terms from trade suppliers.

Management anticipates that by utilizing cash generated from operations and funds provided under the Revolving Credit Facility, the Company will be able to meet its contract capital and capital expenditure needs for at least the next 24 months.

30 >                                                      CHICAGO BRIDGE & IRON


As previously reported, the Company continues to be impacted by the Tuban Project in Indonesia, where work remains suspended. At December 31, 1998, the Company's backlog related to this project was approximately $50 million and the Company and its affiliates had approximately $35 million of net receivables outstanding. Similar to other major contractors involved in the project, the Company has received approval to redeploy certain material purchased for this project in order to reduce its costs. While the Company believes the Tuban Project is viable, it is expected that permanent financing for the project will not be secured until the political and economic situation in Indonesia improves, which is not expected to occur until after the elections in June 1999 at the earliest. The Company believes work on the Tuban Project ultimately will resume, but no assurances can be given that this will happen, or even though the project resumes, that it will not have an adverse impact on the Company.


QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company is exposed to market risk from changes in foreign currency exchange rates which may adversely affect its results of operations and financial condition. The Company seeks to minimize the risks from these foreign currency exchange rate fluctuations through its regular operating and financing activities and, when deemed appropriate, through its limited use of foreign currency forward contracts. The Company's exposure to changes in foreign currency exchange rates arises from receivables, payables and firm commitments from international transactions, as well as intercompany loans utilized to finance non-U.S. subsidiaries. The Company does not use financial instruments for trading or other speculative purposes.

The Company uses various methods and assumptions to estimate the fair value of each class of financial instrument. Due to their nature, the carrying value of cash and temporary cash investments, trade and accounts receivable, payables, notes payable and long-term debt approximates fair value. The Company's accounting policies and a quantification of its derivative financial instruments are included in Note 2 (Significant Accounting Policies) of the Notes to Consolidated Financial Statements.


EURO CONVERSION

The Euro was introduced on January 1, 1999, at which time the conversion rates between the currencies of the eleven participating European countries that are members of the European Economic and Monetary Union (EMU) and the Euro were set. The local currencies will continue to be used as legal tender through January 1, 2002. Thereafter, the local currencies will be canceled and Euro bills and coins will be used in the eleven participating countries. The Company does not anticipate that the transition to the Euro will have a significant impact on its results of operations, financial position or cash flows.


YEAR 2000 COMPLIANCE

The Company continues to execute its plan to address the effect of Year 2000 issues on its worldwide businesses. The plan consists of two primary phases:
Assessment (consisting of identification, business criticality ranking and impact analysis and remediation planning) and Remediation (consisting of repair, testing, implementation, certification, and contingency plans). This plan involves representatives of the Company from all operational and geographical areas and encompasses information technology (IT) systems, embedded (non-IT) systems and suppliers.

Assessment has been completed on all of the Company's worldwide IT systems. As of December 31, 1998, 73% of the Remediation phase for the Company's IT systems was completed. The Remediation phase is scheduled to be completed by June 1999.

Assessment of North American non-IT systems is complete, and the Remediation phase continues and is scheduled for completion by the end of first quarter 1999. Non-IT systems include building and mechanical systems (such as telecommunication systems, HVAC and security systems) and fabrication and field construction equipment. Assessment of non-IT systems outside North America continues on building and mechanical systems with completion scheduled by the end of first quarter 1999. The Remediation phase is scheduled to be completed by mid-1999. The Company's assessment and remediation of its fabrication and field construction equipment throughout the world has been completed.

1998 ANNUAL REPORT                                                         < 31



The Company has identified key material suppliers and service providers ("suppliers"), and has initiated discussions and mailed correspondence to these suppliers to survey their state of readiness on Year 2000 issues. Completion of this assessment is dependent upon their cooperation. Responses have been received from 96% of the North American inquiries and 92% of the non-North American inquiries. The Company continues to work to get responses from suppliers. At this point, it is not possible to forecast whether there will be any significant disruption due to supplier failure to remediate their own Year 2000 issues. The Company, as part of the Remediation phase, has formulated its contingency plan. This plan includes the Company's continuous communication with suppliers to assure that they are able to continue to perform without disruption. Due to the continual change of geographic location and type of projects on which the Company is executing work, the Company is familiar with reassessing and reestablishing its supplier chain through the use of alternative sourcing of materials and services to meet its business needs.

The Company estimates that the cost to remediate its Year 2000 issues is $2.5 million, of which 42% was incurred through December 31, 1998. Approximately $0.5 million of the total cost will be capitalized for the accelerated purchase of desktop hardware. The cost estimate excludes the direct costs of the ongoing J.D. Edwards implementation (which is a Year 2000 compliant system), the costs of which are being capitalized. The decision to implement this new information system was made independent of the Company's Year 2000 compliance efforts. A portion of the J.D. Edwards system implementation will enable the Company to meet its Year 2000 remediation needs and is scheduled to be completed by August 31, 1999. Over the next several years the Company will continue to integrate its other software systems into J.D. Edwards in order to fully utilize the system's capabilities.

The Company has targeted internal compliance with Year 2000 issues for all critical areas, excluding the ongoing J.D. Edwards implementation, by the second quarter of 1999. The Company believes that the current efforts to address and resolve the issues associated with Year 2000 are adequate. However, the Company cannot guarantee that all Year 2000 issues will be anticipated and corrected, and there can be no assurance that the systems of any third party on which the Company's systems and operations rely will be timely converted. It is too soon to determine whether the Company will experience disruption to transportation, communication, electric power or other infrastructure systems due to Year 2000 issues that affect the public infrastructure in the locations where it executes projects. The inability of the Company, its suppliers or the public infrastructure to effectuate solutions to their respective Year 2000 issues on a timely and cost effective basis may have a material adverse effect on the Company.

Because of the uncertainties the Company faces with regard to Year 2000 issues, it is developing contingency plans to provide for continuation of its critical operations in spite of possible Year 2000 disruptions. Development of contingency plans is expected to be complete by the end of second quarter 1999. If the Company is unsuccessful in implementing the J.D. Edwards system at remaining locations by the Year 2000, the cost of implementing the J.D. Edwards contingency plan would not be material to the Company.

This discussion and analysis contains certain forward-looking statements that involve a number of risks and uncertainties. Actual events or results may differ materially from the Company's expectations. In addition to matters described herein, including the Tuban Project and Year 2000 issues, operating risks, risks associated with fixed price contracts, risks associated with percentage of completion accounting, fluctuating revenues and cash flow, dependence on the petroleum and petrochemical industries and competitive conditions, as well as risk factors listed from time to time in the Company's reports filed with the Securities and Exchange Commission (including, but not limited to its Registration Statement on Form S-1 [File No.333-18065], as amended), may affect the actual results achieved by the Company.

32 >                                                      CHICAGO BRIDGE & IRON




REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Shareholders and the Supervisory Board of Chicago Bridge & Iron Company
N.V.:

We have audited the accompanying consolidated balance sheets of CHICAGO BRIDGE & IRON COMPANY N.V. (a Netherlands corporation) and SUBSIDIARIES, the business of which was formerly operated by CHICAGO BRIDGE & IRON COMPANY (a Delaware corporation) and SUBSIDIARIES, as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the three years ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CHICAGO BRIDGE & IRON COMPANY N.V. and SUBSIDIARIES as of December 31, 1998 and 1997, and the results of its operations and cash flows for the three years ended December 31, 1998, in conformity with accounting principles generally accepted in the United States.


Arthur Andersen
Amsterdam, The Netherlands

February 10, 1999

1998 ANNUAL REPORT                                                         < 33




CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS


(In thousands, except share data)

Years Ended December 31,                                        1998       1997
-------------------------------------------------------------------------------
ASSETS
-------------------------------------------------------------------------------
Cash and cash equivalents                                  $   5,636  $  10,240
Accounts receivable                                          143,911    157,785
Contracts in progress with earned revenues
  exceeding related progress billings (Note 3)                51,953     63,172
Other current assets                                           6,760     17,157
-------------------------------------------------------------------------------
  Total current assets                                       208,260    248,354
-------------------------------------------------------------------------------
Property and equipment (Note 6)                              110,481    121,798
Goodwill (Note 2)                                             18,051     18,539
Other non-current assets                                      11,917     11,959
-------------------------------------------------------------------------------
  Total assets                                             $ 348,709  $ 400,650
===============================================================================

LIABILITIES
------------------------------------------------------------------------------
Notes payable (Note 4)                                     $   3,088  $   1,158
Accounts payable                                              41,536     52,904
Accrued liabilities (Note 6)                                  50,045     46,518
Contracts in progress with progress billings
  exceeding related earned revenues (Note 3)                  77,359     72,810
Income taxes payable                                           2,882      5,160
-------------------------------------------------------------------------------
  Total current liabilities                                  174,910    178,550
-------------------------------------------------------------------------------
Long-term debt (Note 4)                                        5,000     44,000
Other non-current liabilities (Note 6)                        62,199     69,001
Minority interest in subsidiaries                              4,944      5,273
-------------------------------------------------------------------------------
  Total liabilities                                          247,053    296,824
-------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
-------------------------------------------------------------------------------
Common stock, NLG .01 par value; 50,000,000 authorized shares;
  12,517,552 shares issued in 1998 and 1997 (Note 10)             74         74
Additional paid-in capital                                    94,037     93,691
Retained earnings                                             28,851     14,712
Treasury stock, at cost: 1,103,258 shares in 1998            (13,144)        --
Cumulative translation adjustment                             (8,162)    (4,651)
-------------------------------------------------------------------------------
  Total shareholders' equity                                 101,656    103,826
-------------------------------------------------------------------------------
  Total liabilities and shareholders' equity               $ 348,709  $ 400,650
===============================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

34 >                                                      CHICAGO BRIDGE & IRON




CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME


(In thousands, except share data)


Years Ended December 31,                          1998        1997       1996
-----------------------------------------------------------------------------
Revenues                                      $775,692   $ 672,811   $663,721
Cost of revenues                               703,363     609,173    590,030
-----------------------------------------------------------------------------
  Gross profit                                  72,329      63,638     73,691
Selling and administrative expenses             46,959      44,988     42,921
Management Plan charge (Note 9)                     --      16,662         --
Other operating income, net                       (991)     (4,807)      (493)
-----------------------------------------------------------------------------
  Income from operations                        26,361       6,795     31,263
Interest expense                                (3,488)     (3,892)    (5,002)
Interest income                                  1,616       1,416        990
-----------------------------------------------------------------------------
  Income before taxes and minority interest     24,489       4,319     27,251
Income tax (expense) benefit                    (7,347)        730     (7,789)
-----------------------------------------------------------------------------
  Income before minority interest               17,142       5,049     19,462
Minority interest in (income) loss                (105)        354     (2,900)
-----------------------------------------------------------------------------
  Net income                                  $ 17,037   $   5,403   $ 16,562
=============================================================================
  Net income per Common Share - Basic         $   1.41   $    0.43        N/A(1)
-----------------------------------------------------------------------------
  Net income per Common Share - Diluted           1.40        0.43        N/A(1)
-----------------------------------------------------------------------------


(1) Net income per Common Share is not presented for 1996 as the Reorganization and Offering had not taken place (Note 1). Giving effect to the Reorganization and the Offering as if each had occurred at the first day of the year, net income per Common Share would have been $1.32 in 1996.

     The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

1998 ANNUAL REPORT                                                         < 35




CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY


(In thousands)

                                                             ADVANCES                                   TOTAL
                                     ADDITIONAL             TO FORMER     TREASURY    CUMULATIVE       SHARE-
                              COMMON    PAID-IN   RETAINED    PARENT        STOCK,   TRANSLATION     HOLDERS'
                               STOCK    CAPITAL   EARNINGS    COMPANY      AT COST    ADJUSTMENT       EQUITY
-------------------------------------------------------------------------------------------------------------
Balance at January 1, 1996     $   1  $ 237,785  $      --  $(142,786) $      --        $     --    $  95,000
Comprehensive income              --         --     16,562         --         --            (775)      15,787
Advances to former
  Parent Company                  --         --         --    (15,041)        --              --      (15,041)
Return of capital dividend
  to former Parent Company        --   (157,827)        --    157,827         --              --           --
Dividend payable
  to former Parent Company        --         --     (5,000)        --         --              --       (5,000)
-------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996       1     79,958     11,562         --         --            (775)      90,746
Reorganization (Note 1)           73        (14)        --         --         --              --           59
Comprehensive income              --         --      5,403         --         --          (3,876)       1,527
Management Plan charge
  (Note 9)                        --     16,662         --         --         --              --       16,662
Dividends to common
  shareholders                    --         --     (2,253)        --         --              --       (2,253)
Common Stock offering costs       --     (2,915)        --         --         --              --       (2,915)
-------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997      74     93,691     14,712         --         --          (4,651)     103,826
Comprehensive income              --         --     17,037         --         --          (3,511)      13,526
Dividends to common
  shareholders                    --         --     (2,898)        --         --              --       (2,898)
Long-Term Incentive Plan
  amortization                    --        520         --         --         --              --          520
Purchase of treasury stock        --         --         --         --    (13,970)             --      (13,970)
Issuance of treasury stock        --       (174)        --         --        826              --          652
-------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998   $  74  $  94,037  $  28,851  $      --  $ (13,144)       $ (8,162)   $ 101,656
=============================================================================================================


The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

36 >                                                      CHICAGO BRIDGE & IRON





CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS


(In thousands)

Years Ended December 31,                             1998        1997      1996
-------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
--------------------------------------------------------------------------------
Net income                                       $ 17,037   $   5,403  $ 16,562
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Management Plan charge (Note 9)                      --      16,662        --
  Depreciation and amortization                    17,710      16,911    17,281
  Increase/(decrease) in deferred income taxes      1,137      (9,292)    4,251
  Gain on sale of property and equipment             (991)     (1,623)     (493)
Change in operating assets and
  liabilities (see below)                          15,931      12,346   (12,442)
-------------------------------------------------------------------------------
  Net Cash Provided by Operating Activities        50,824      40,407    25,159
-------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
-------------------------------------------------------------------------------
Proceeds from sale of property and equipment       10,107      13,048     9,077
Capital expenditures                              (12,249)    (34,955)  (20,425)
-------------------------------------------------------------------------------
  Net Cash Used in Investing Activities            (2,142)    (21,907)  (11,348)
-------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
-------------------------------------------------------------------------------
Payment to former Parent Company                       --      (6,008)  (15,041)
Increase/(decrease) in notes payable                1,930      (1,956)    1,337
Net (repayment)/borrowing under Revolving
  Credit Facility                                 (39,000)     44,000        --
Purchase of treasury stock                        (13,970)         --        --
Issuance of treasury stock                            652          --        --
Dividends paid                                     (2,898)     (2,253)       --
Net repayment of debt to former Parent Company         --     (53,907)   (1,093)
-------------------------------------------------------------------------------
  Net Cash Used in Financing Activities           (53,286)    (20,124)  (14,797)
-------------------------------------------------------------------------------
Decrease in cash and cash equivalents              (4,604)     (1,624)    (986)
Cash and cash equivalents, beginning of the year   10,240      11,864    12,850
-------------------------------------------------------------------------------
Cash and cash equivalents, end of the year       $  5,636   $  10,240  $ 11,864
===============================================================================

CHANGE IN OPERATING ASSETS AND LIABILITIES
-------------------------------------------------------------------------------
(Increase)/decrease in receivables, net          $ 13,874   $ (56,110) $  9,213
(Increase)/decrease in contracts in
  progress, net                                    15,768      54,693   (24,950)
Increase/(decrease) in accounts payable           (11,368)     28,100     3,314
--------------------------------------------------------------------------------
Change in contract capital                         18,274      26,683   (12,423)
(Increase)/decrease in other current assets         6,318      (5,714)    8,689
Increase/(decrease) in income taxes payable        (2,278)        720       404
Increase/(decrease) in accrued and other
  non-current liabilities                          (3,275)     (8,396)   (9,067)
(Increase)/decrease in other                       (3,108)       (947)      (45)
-------------------------------------------------------------------------------
  Total                                          $ 15,931   $  12,346  $(12,442)
===============================================================================
SUPPLEMENTAL CASH FLOW DISCLOSURES
-------------------------------------------------------------------------------
Cash paid for interest                           $  3,899   $   4,619  $  3,902
Cash paid for income taxes                          5,200       5,310     3,536
-------------------------------------------------------------------------------

SUPPLEMENTAL NON-CASH DISCLOSURE
-------------------------------------------------------------------------------
Return of capital dividend to former
  Parent Company                                 $     --   $      --  $157,827
-------------------------------------------------------------------------------


The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

1998 ANNUAL REPORT                                                         < 37






CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(In thousands, except share data)



1. ORGANIZATION AND NATURE OF OPERATIONS

Chicago Bridge & Iron Company N.V. and Subsidiaries, the business of which was formerly operated by Chicago Bridge & Iron Company and Subsidiaries (the "Company"), is a global engineering and construction company specializing in the design and engineering, fabrication, field erection and repair of bulk liquid terminals, steel tanks, pressure vessels, low temperature and cryogenic storage facilities and other steel plate structures and their associated systems. Based on its knowledge of and experience in its industry, the Company believes it is the leading provider of field erected steel tanks and other steel plate structures, associated systems and related services in North America and one of the leading providers of these specialized products and services in the world. The Company seeks to maintain its leading industry position by focusing on its technological expertise in design, metallurgy and welding, along with its ability to complete logistically and technically complex metal plate projects virtually anywhere in the world. The Company has been continuously engaged in the engineering and construction industry since its founding in 1889.

Organization--During the periods and as of the dates prior to January 1, 1996, the Company was a wholly owned subsidiary of Chi Bridge Holdings, Inc., ("Holdings") which in turn was a wholly owned subsidiary of CBI Industries, Inc. ("Industries"). On January 12, 1996, pursuant to the merger agreement dated December 22, 1995, Industries became a subsidiary of Praxair, Inc. ("Praxair"). This merger transaction was reflected in the Company's consolidated financial statements as a purchase effective January 1, 1996 ("Merger Date"). Accordingly, the historical information provided for the periods prior to January 1, 1996 ("Pre-Praxair Acquisition") will not be comparable to subsequent financial information ("Post-Praxair Acquisition").

38 >                                                      CHICAGO BRIDGE & IRON


The fair value assigned to the Company as of the Merger Date was $150,000 excluding any bank or assumed debt ("Merger Value"). This Merger Value approximated the portion of the total Industries purchase price that relates to the Company. The allocation of this Merger Value to the fair value of individual assets and liabilities was based on the respective fair values. The allocation of this fair value resulted in the following opening balance sheet:


                                         HISTORICAL    PURCHASE         OPENING
                                      BALANCE SHEET  ACCOUNTING   BALANCE SHEET
                                  DECEMBER 31, 1995 ADJUSTMENTS JANUARY 1, 1996
                                       (PRE-PRAXAIR   INCREASE/   (POST-PRAXAIR
                                       ACQUISITION)  (DECREASE)    ACQUISITION)
-------------------------------------------------------------------------------
ASSETS
-------------------------------------------------------------------------------
Cash and cash equivalents                 $  12,850   $      --        $ 12,850
Accounts receivable                         106,634       4,095 (A)     110,729
Contracts in progress                        70,918          --          70,918
Assets held for sale                          5,157       4,374 (B)       9,531
Deferred income taxes                         7,369      (5,507)(C)       1,862
Other current assets                         14,617        (192)(A)      14,425
-------------------------------------------------------------------------------
  Total current assets                      217,545       2,770         220,315
Property and equipment                      100,496       4,307 (B)     104,803
Assets held for sale                          2,235       7,527 (B)       9,762
Deferred income taxes                        28,405     (28,405)(C)          --
Goodwill                                         --      19,515 (D)      19,515
Other non-current assets                      7,444       3,238 (A)      10,682
-------------------------------------------------------------------------------
  Total assets                            $ 356,125   $   8,952        $365,077
===============================================================================

LIABILITIES
-------------------------------------------------------------------------------
Contracts in progress                     $  47,660   $   3,153 (A)    $ 50,813
Other current liabilities                    59,545       5,048 (E)      64,593
-------------------------------------------------------------------------------
  Total current liabilities                 107,205       8,201         115,406
Long-term debt to Parent Company                 --      55,000 (F)      55,000
Other non-current liabilities                62,413      37,258 (E)      99,671
-------------------------------------------------------------------------------
  Total liabilities                         169,618     100,459         270,077
-------------------------------------------------------------------------------

SHAREHOLDER'S EQUITY
-------------------------------------------------------------------------------
Common stock                                      1          --               1
Additional paid-in capital                  185,493      52,292 (A)     237,785
Retained earnings                           159,672    (159,672)(G)          --
Advances to Parent Company                 (142,786)         --        (142,786)
Cumulative translation adjustment           (15,873)     15,873 (G)          --
-------------------------------------------------------------------------------
  Total shareholder's equity                186,507     (91,507)         95,000
-------------------------------------------------------------------------------
  Total liabilities and
    shareholder's equity                  $ 356,125   $   8,952        $365,077
===============================================================================


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

(D)  To record goodwill which is being amortized over 40 years.

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

1998 ANNUAL REPORT                                                        < 39




Common Stock Offering--In December 1996, the Company filed a registration statement with the Securities and Exchange Commission for an initial public offering (the "Offering") of a majority of the shares of the Company's Common Stock, par value NLG 0.01 (the "Common Stock"). Effective March 1997, the Company completed the Offering of 11,045,941 shares of Common Stock at $18.00 per share. The Company did not receive any proceeds from the Offering, but paid a portion of the offering costs. The Common Stock is traded on the New York and Amsterdam stock exchanges.

Reorganization--In March 1997, Holdings effected a reorganization (the "Reorganization") whereby Holdings transferred the business of Chicago Bridge & Iron Company ("CB&I") to Chicago Bridge & Iron Company N.V. ("CB&I N.V."), a corporation organized under the laws of The Netherlands. The Reorganization did not affect the carrying amounts of CB&I's assets and liabilities, nor result in any distribution of its cash or other assets to Praxair. CB&I N.V.'s only transaction for the year ended December 31, 1996 was a $59 original investment in exchange for common stock. The Reorganization is reflected in the Company's financial statements effective January 1, 1997. The consolidated statements of income and statements of cash flows for the year ended December 31, 1996 include the amounts of CB&I prior to the Reorganization.

Nature of Operations--Projects for the worldwide petroleum and petrochemical industry accounted for approximately 60-70% of the Company's revenues in 1998, 1997 and 1996. Numerous factors influence capital expenditure decisions in this industry which are beyond the control of the Company. Therefore, no assurance can be given that the Company's business, financial condition and results of operations will not be adversely affected because of reduced activity due to the price of oil or changing taxes, price controls and laws and regulations related to the petroleum and petrochemical industry.

Tuban Project--In late 1996, the Company took a contract to supply materials and construct a portion of a $2.5 billion petrochemical project in Tuban, West Java, Indonesia. The Tuban Project, which is currently about 40% complete, remains suspended. At December 31, 1998, the Company's backlog related to this project was approximately $50 million and the Company and its affiliates had approximately $35 million of net receivables outstanding. Similar to other major contractors involved in the project, the Company has received approval to redeploy certain material purchased for this project in order to reduce its costs. While the Company believes the Tuban Project is viable, it is expected that permanent financing for the project will not be secured until the political and economic situation in Indonesia improves, which is not expected to occur until after the elections in June 1999 at the earliest. The Company believes work on the Tuban Project ultimately will resume, but no assurances can be given that this will happen, or even though the project resumes, that it will not have an adverse impact on the Company.


2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Consolidation--These financial statements are prepared in accordance with generally accepted accounting principles in the United States. The consolidated financial statements include all majority owned subsidiaries. Significant intercompany balances and transactions are eliminated in consolidation. Investments in non-majority owned affiliates are accounted for by the equity method.

Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. Management is also required to make judgments regarding the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

40 >                                                      CHICAGO BRIDGE & IRON




Revenue Recognition--Revenues are recognized using the percentage of completion method. Contract revenues are accrued based generally on the percentage that costs-to-date bear to total estimated costs. The cumulative impact of revisions in total cost estimates during the progress of work is reflected in the period in which these changes become known. Contract revenue reflects the original contract price adjusted for agreed upon change orders and estimated minimum recoveries of claims. Losses expected to be incurred on jobs in process are charged to income as soon as such losses are known.

A significant portion of the Company's work is performed on a fixed price or lump sum basis. The balance of projects are primarily performed on variations of cost reimbursable and target price approaches. Progress billings in accounts receivable are currently due and exclude retentions until such amounts are due in accordance with contract terms. Cost of revenues includes direct contract costs such as material and construction labor, and indirect costs which are attributable to contract activity.

Foreign Currency Translation and Exchange--The primary effects of foreign currency translation adjustments are recognized in shareholders' equity as cumulative translation adjustment. Foreign currency exchange gains/(losses) are included in the determination of income, and were $615 in 1998, $1,387 in 1997, and $(587) in 1996.

Per Share Computations--

                                                              1998          1997
--------------------------------------------------------------------------------
Net income                                             $    17,037   $     5,403
Weighted average shares outstanding--Basic              12,117,573    12,517,552
  Effect of Restricted Stock Units                          29,438            --
  Effect of Performance Shares                               5,127            --
  Effect of Directors Deferred Fee Shares                      711            --
--------------------------------------------------------------------------------
Weighted average shares outstanding--Diluted            12,152,849    12,517,552
================================================================================
Net income per Common Share--Basic                     $      1.41   $      0.43
Net income per Common Share--Diluted                          1.40          0.43
--------------------------------------------------------------------------------

Cash Equivalents--Cash equivalents are considered to be all highly liquid securities with original maturities of three months or less.

Property and Equipment--Property and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives: buildings and improvements, 10 to 40 years; plant and field equipment, 3 to 20 years. Renewals and betterments which substantially extend the useful life of an asset are capitalized and depreciated. Depreciation expense was $17,222 in 1998, $16,423 in 1997 and $16,793 in 1996. In 1997, the Company revised its capitalization policy by adjusting the dollar threshold for capitalizing small tools in order to better match costs and revenues. This policy revision positively impacted 1997 income by $1,198.

Goodwill--As a result of the purchase accounting adjustments recorded as of January 1, 1996, the Company recorded the excess of cost over the fair value of tangible net assets of the Company as goodwill on the balance sheet and is amortizing it on a straight-line basis over 40 years. Amortization expense was $488 in 1998, 1997 and 1996. Accumulated amortization was $1,464 as of December 31, 1998 and $976 as of December 31, 1997. The carrying value of goodwill is reviewed periodically based on the undiscounted cash flows of the entity over the remaining amortization period. If this review indicates that goodwill is not recoverable, the Company's carrying value of the goodwill is reduced by the estimated shortfall of undiscounted cash flows.

The Company recorded a valuation allowance of $27,155 for deferred tax assets in connection with the Praxair Acquisition accounting. If the related deferred tax assets are realized, the reversal of the valuation allowance will first reduce the remaining goodwill balance dollar-for-dollar until zero, and thereafter will reduce income tax expense.

1998 ANNUAL REPORT                                                        < 41





Financial Instruments--The Company uses various methods and assumptions to estimate the fair value of each class of financial instrument. Due to their nature, the carrying value of cash and temporary cash investments, accounts receivable, accounts payable, notes payable and long-term debt approximates fair value. The Company's other financial instruments are not significant. For the three years ended December 31, 1998, the Company recorded interest expense on notes payable, long-term debt and certain other interest bearing obligations.

Forward Contracts--Although the Company does not engage in currency speculation, it periodically uses forward contracts to hedge foreign currency transactions. Gains or losses on forward contracts are included in income. At December 31, 1998, the Company had $10,034 of outstanding foreign currency exchange contracts to purchase Canadian dollars and $2,909 of outstanding foreign currency exchange contracts to sell British pounds. These forward contracts hedged intercompany loans utilized to finance non-U.S. subsidiaries and will mature within 35 days after year end. The fair value of these forward contracts approximated their carrying value in the financial statements at December 31, 1998. Also at December 31, 1998, the Company had $2,400 of outstanding foreign currency exchange contracts to sell Singapore dollars. These forward contracts hedge contract costs to be incurred in U.S. dollars with revenues to be earned in Singapore dollars and will mature within 305 days after year end. The fair value of the forward contracts was approximately $(215) at December 31, 1998. The counterparties to the Company's forward contracts are major financial institutions, which the Company continually evaluates as to their creditworthiness. The Company has never experienced, nor does it anticipate, nonperformance by any of its counterparties.

New Accounting Standards--In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 is effective for fiscal years beginning after June 15, 1999. SFAS 133 requires all derivative instruments be recorded on the balance sheet at their fair value and that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The Company has not yet determined the impact that the adoption of SFAS 133 will have on its earnings or statement of financial position. However, the Company anticipates that, due to its limited use of derivative instruments, the adoption of SFAS 133 will not have a significant effect on its results of operations or its financial position.

Research and Development--Expenditures for research and development activities, which are charged to income as incurred, amounted to $860 in 1998, $1,670 in 1997 and $730 in 1996.

Reclassification of Prior Year Balances--Certain prior year balances have been reclassified to conform with current year presentation.


3. CONTRACTS IN PROGRESS

Contract terms generally provide for progress billings based on completion of certain phases of the work. The excess of revenues recognized for construction contracts over progress billings on contracts in progress is reported as a current asset and the excess of progress billings over revenues recognized on contracts in progress is reported as a current liability as follows:

                                                                1998       1997
-------------------------------------------------------------------------------

CONTRACTS IN PROGRESS
-------------------------------------------------------------------------------
Revenues recognized on contracts in progress               $ 871,100  $ 658,760
Billings on contracts in progress                           (896,506)  (668,398)
-------------------------------------------------------------------------------
                                                           $ (25,406) $  (9,638)
===============================================================================
Shown on balance sheet as:
Contracts in progress with earned revenues
  exceeding related progress billings                      $  51,953  $  63,172
Contracts in progress with progress billings
  exceeding related earned revenues                          (77,359)   (72,810)
-------------------------------------------------------------------------------
                                                           $ (25,406) $  (9,638)
===============================================================================

42 >                                                      CHICAGO BRIDGE & IRON


4. NOTES PAYABLE AND LONG-TERM DEBT

Prior to April 2, 1997, the Company's cash requirements were funded by Praxair through the long-term debt account. Interest was payable to Praxair at 7% per annum.

On April 2, 1997, the Company, The Chase Manhattan Bank and a syndicate of other banks entered into a five year senior, unsecured competitive advance and revolving credit facility (the "Revolving Credit Facility"). Maximum availability under the Revolving Credit Facility is $100,000 for the first three years (until March 6, 2000), to be reduced to $50,000 for two years (until March 6, 2002) thereafter (including up to $35 million of letters of credit). The Company initially borrowed $75,000 thereunder to repay the long-term debt to Praxair balance as of April 2, 1997. The committed amounts under the Revolving Credit Facility are available for general corporate purposes, including working capital, letters of credit and other requirements of the Company. Revolving credit loans are available at interest rates based upon the lenders' alternate base rate or a spread ranging from 0.325% to 0.875% (based on the Company's debt coverage ratio) over LIBOR or on a competitive bid basis. The weighted average interest rate was 5.95% and 6.62% at December 31, 1998 and 1997. Letters of credit may be issued, subject to a $35,000 sublimit, on either a committed or competitive bid basis and expire one year after issuance, unless otherwise provided. The Revolving Credit Facility contains certain restrictive covenants regarding tangible net worth, interest coverage and leverage ratios, and capital expenditures, among other restrictions. The Revolving Credit Facility will terminate on March 6, 2002.

Notes payable consist primarily of short-term loans borrowed under credit facilities made available by commercial banks. The Company's weighted average interest rate for notes payable was 8.47% at December 31,1998, 7.11% at December 31, 1997 and 5.34% at December 31, 1996.

Capitalized interest was $599 in 1997.


5. LEASES

Certain facilities and equipment are rented under operating leases that expire at various dates through 2006. Rental expense on operating leases was $7,068 in 1998, $6,468 in 1997, and $4,445 in 1996. Future rental commitments during the years ending in 1999 through 2003 and thereafter are $6,472, $2,849, $2,244, $957, $697, and $1,070, respectively.


6. SUPPLEMENTAL BALANCE SHEET DETAIL

                                                                1998       1997
-------------------------------------------------------------------------------
COMPONENTS OF PROPERTY AND EQUIPMENT
-------------------------------------------------------------------------------
Land and improvements                                      $  11,267  $  11,698
Buildings and improvements                                    39,527     35,448
Plant and field equipment                                    104,188    106,555
-------------------------------------------------------------------------------
  Total property and equipment                               154,982    153,701
-------------------------------------------------------------------------------
Accumulated depreciation                                     (44,501)   (31,903)
-------------------------------------------------------------------------------
  Net property and equipment                               $ 110,481  $ 121,798
===============================================================================
COMPONENTS OF ACCRUED LIABILITIES
-------------------------------------------------------------------------------
Payroll, vacation, bonuses and profit-sharing              $  15,762  $   9,322
Self-insurance/retention reserves                              7,446     10,925
Postretirement benefit obligation                              2,295      1,909
Pension obligation                                             1,529      1,539
Contract cost and other accruals                              23,013     22,823
-------------------------------------------------------------------------------
  Accrued liabilities                                      $  50,045  $  46,518
===============================================================================
COMPONENTS OF OTHER NON-CURRENT LIABILITIES
-------------------------------------------------------------------------------
Self-insurance/retention reserves                          $  19,541  $  19,733
Postretirement benefit obligation                             24,258     25,951
Pension obligation                                            12,953     14,391
Other                                                          5,447      8,926
-------------------------------------------------------------------------------
  Other non-current liabilities                            $  62,199  $  69,001
===============================================================================

1998 ANNUAL REPORT                                                        < 43


7. COMMITMENTS AND CONTINGENT LIABILITIES

Environmental Matters--A subsidiary of the Company was a minority shareholder in a company which owned or operated wood treating facilities at sites in the United States, some of which are currently under investigation, monitoring or remediation under various environmental laws. With respect to some of these sites, the subsidiary has been named a potentially responsible party ("PRP") under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and similar state laws. Without admitting any liability, the subsidiary has entered into a consent decree with the federal government regarding one of these sites and has had an administrative order issued against it with respect to another. Without admitting any liability, the subsidiary has reached settlements at most sites, which require the other PRPs to perform the environmental clean-up. In July 1996, a judgment in favor of the subsidiary was entered in the suit Aluminum Company of America v. Beazer East, Inc. v. Chicago Bridge & Iron Company, instituted in January 1991, before the U.S. District Court for the Western District of Pennsylvania. On September 2, 1997, the United States Court of Appeals for the Third Circuit affirmed the judgment in favor of the subsidiary. There were no further appeals. The Company believes any remaining potential liability will not be material, although there can be no assurance that such remaining potential liability will not have a material adverse effect on its business, financial condition or results of operations. In addition, the subsidiary has a suit pending against certain of its insurers in the Massachusetts Superior Court filed in 1994 to recover amounts spent in connection with this matter.

The Company's facilities have operated for many years and substances which currently are or might be considered hazardous were used and disposed of at some locations, which will or may require the Company to make expenditures for remediation. In addition, the Company has agreed to indemnify parties to whom it has sold facilities for certain environmental liabilities arising from acts occurring before the dates those facilities were transferred. The Company is aware of no manifestation by a potential claimant of awareness by such claimant of a possible claim or assessment and does not consider it to be probable that a claim will be asserted which claim is reasonably possible to have an unfavorable outcome, in each case, which would be material to the Company with respect to the matters addressed in this paragraph. The Company believes that any potential liability for these matters will not have a material adverse effect on its business, financial condition or results of operations.

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

44 >                                                      CHICAGO BRIDGE & IRON





Other Contingencies--In 1991, CB&I Constructors, Inc. (formerly CBI Na-Con, Inc.), a subsidiary of the Company, installed a catalyst cooler bundle at Fina Oil & Chemical Company's ("Fina") Port Arthur, Texas refinery. In July 1991, Fina determined that the catalyst cooler bundle was defective and had it replaced. Fina is seeking approximately $20,000 in damages for loss of use of Fina's catalyst cracking unit and the cost of replacement of the catalyst cooler bundle. On June 28, 1993, Fina filed a complaint against CB&I Constructors, Inc. before the District Court of Harris County, Texas in Fina Oil & Chemical Company
v. CB&I Constructors, Inc., et al. The Company denies that it is liable. While the Company believes any liability in excess of a $2,000 deductible is covered by insurance, and that the claims are without merit and/or the Company has valid defenses to such claims and that it is reasonably likely to prevail in defending against such claims, there can be no assurance that if the Company is finally determined to be liable for all or a portion of any damages payable, that such liability will not have a material adverse effect on the Company's business, financial condition or results of operations.

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

The Company is jointly and severally liable for certain liabilities of partnerships and joint ventures. At December 31, 1998, the Company and certain subsidiaries had provided $220,747 of performance bonds and letters of credit to support its contracting activities arising in the ordinary course of business. This amount fluctuates based on the level of contracting activity.

The Company has elected to retain portions of anticipated losses through the use of deductibles and self-insured retentions for its exposures related to third party liability and workers' compensation. Liabilities in excess of these amounts are the responsibilities of an insurance carrier. To the extent the Company self insures for these exposures, reserves have been provided for based on management's best estimates with input from the Company's legal and insurance advisors. Changes in assumptions, as well as changes in actual experience, could cause these estimates to change in the near term. The Company's management believes that the reasonably possible losses, if any, for these matters, to the extent not otherwise disclosed and net of recorded reserves, will not be material to its financial position or results of operations. At December 31, 1998, the Company had outstanding surety bonds and letters of credit of $23,423 relating to its insurance program.


8. POSTRETIREMENT BENEFITS

Defined Contribution Plans--Effective January 1, 1997, the Company adopted a new tax-qualified defined contribution plan ("New 401(k) Plan") for eligible employees. The New 401(k) Plan substantially replaces the former Parent Company-sponsored pension and 401(k) plans discussed below. The New 401(k) Plan consists of a voluntary pre-tax salary deferral feature under Section 401(k) of the Internal Revenue Code, a Company matching contribution, and an additional Company profit-sharing contribution to be determined annually by the Company. The Company expensed $7,845 in 1998 and $6,949 in 1997 for the New 401(k) Plan.

1998 ANNUAL REPORT                                                         < 45





Effective January 1, 1998, the Company established a new defined contribution plan ("International Savings and Benefit Plan") for eligible employees. This plan consists of a voluntary salary deferral feature, a Company matching contribution, and an additional Company profit-sharing contribution to be determined annually by the Company. The Company expensed $200 in 1998 for the International Savings and Benefit Plan.

The Company is the sponsor for several other defined contribution plans that cover salaried and hourly employees for which the Company does not provide matching contributions. The cost of these plans to the Company was not significant in 1998, 1997 and 1996.

Defined Benefit Plans--The Company has participated in three defined benefit plans sponsored by the Company's Canadian subsidiary and makes contributions to union sponsored multi-employer pension plans. Prior to 1997, the Company participated in a defined benefit plan sponsored by the former Parent Company (the "CBI Industries Pension Plan").

The following tables reflect information for the Canadian plans:

                                                   1998        1997       1996
-------------------------------------------------------------------------------

COMPONENTS OF NET PERIODIC PENSION COST
-------------------------------------------------------------------------------
Service cost                                   $     --    $     --   $    301
Interest cost                                       687       1,007      1,287
Expected return on plan assets                   (1,513)     (1,806)    (1,840)
Recognized net actuarial gain                    (1,116)       (126)        --
Settlement loss due to annuity purchase             147          --         --
Settlement loss due to distribution
  of surplus to members                           1,016          --         --
Curtailment gain                                     --          --     (1,899)
-------------------------------------------------------------------------------
  Net periodic pension cost/(income)           $   (779)   $   (925)  $ (2,151)
-------------------------------------------------------------------------------

                                                   1998        1997
-------------------------------------------------------------------

CHANGE IN PENSION BENEFIT OBLIGATION
-------------------------------------------------------------------
Benefit obligation at beginning of year        $ 11,374    $ 16,735
Interest cost                                       687       1,007
Actuarial loss                                      147          --
Benefits paid                                    (3,037)     (5,856)
Currency translation                               (738)       (512)
-------------------------------------------------------------------
Benefit obligation at end of year              $  8,433    $ 11,374
-------------------------------------------------------------------

CHANGE IN PLAN ASSETS
-------------------------------------------------------------------
Fair value at beginning of year                $ 23,532    $ 28,091
Actual return on plan assets                      1,326       2,409
Benefits paid                                    (4,053)     (5,856)
Employer reversion                               (3,831)         --
Currency translation                               (991)     (1,112)
-------------------------------------------------------------------
Fair value at end of year                        15,983      23,532
-------------------------------------------------------------------

Funded status                                     7,550      12,158
Unrecognized net prior service costs                126         145
Unrecognized net actuarial gains                   (986)     (1,867)
-------------------------------------------------------------------
Prepaid pension asset                          $  6,690    $ 10,436
===================================================================

46 >                                                     CHICAGO BRIDGE & IRON




The principal defined benefit plan assets consist of long-term investments, including equity and fixed income securities and cash. The significant assumptions used in determining the Company's pension expense and the related pension obligations were:

                                                   1998        1997       1996
-------------------------------------------------------------------------------
Discount rate                                    6-8.50%     6-8.50%      7.50%
Increase in compensation levels                      --          --       6.00%
Long-term rate of return on plan assets            7.50%       7.50%      7.50%
-------------------------------------------------------------------------------

In 1997, a portion of the salaried plan was converted from a defined benefit to a defined contribution arrangement. All active members ceased accruing benefits under the defined benefit provision and commenced participation in the defined contribution arrangement. The remaining members (retirees and deferreds) continue to have benefits under the plan. In 1994, the Company announced its intentions to terminate the field construction plan. During 1998, members who elected to transfer their balance were paid out, and annuities were purchased for members who elected the pension option and for the pensioners. The remaining surplus assets reverted to the Company. In 1996, the Company announced its intentions to terminate the hourly plan. A surplus sharing agreement with the participants was developed in 1998, and has been presented to the plan members. In 1996, a curtailment gain was recorded related to the salaried and hourly plans.

The Company made contributions of $2,773 in 1998, $3,991 in 1997, and $3,431 in 1996 to certain union sponsored multi-employer pension plans. Benefits under these defined benefit plans are based on years of service and compensation levels.

The CBI Industries Pension Plan was the principal non-contributory tax qualified defined benefit plan of the Company and covered most U.S. salaried employees of the Company. The Company's portion of the net pension cost for the CBI Industries Pension Plan was $4,414 in 1996. Benefit accruals under the CBI Industries Pension Plan for Company employees were discontinued as of December 31, 1996. The Company's obligation to fund its portion of the accumulated benefit obligation for its participants in excess of plan assets was fixed at $17,270 as of December 31, 1996, as agreed to by the Company and Praxair. This obligation is payable ratably to Praxair over a twelve-year period beginning December 1, 1997 with interest at 7.5%. The Company incurred $1,178 in 1998 and $1,284 in 1997 of pension expense and has a remaining pension liability to Praxair of $14,482 and $15,930 as of December 31, 1998 and 1997.

Postretirement Health Care and Life Insurance Benefits--The Company participates in a health care and life insurance benefit program. This program provides certain separate health care and life insurance benefits for retired Company employees. Retiree health care benefits are provided under an established formula which limits costs based on prior years of service of retired employees. This plan may be changed or terminated by the Company at any time.

Effective January 1, 1997, the Company discontinued its participation in the program sponsored by the former Parent Company, and the future obligation for the Company's active employees as of December 31, 1996 under this program has been assumed by the Company. The following tables reflect information for the assumed and current employees of the Company:

                                                   1998        1997        1996
-------------------------------------------------------------------------------
COMPONENTS OF NET PERIODIC POSTRETIREMENT BENEFIT COST
-------------------------------------------------------------------------------
Service cost                                   $    298    $    253   $     375
Interest cost                                       519         488         582
Expected return on plan assets                       --          --          --
Recognized net actuarial gain                        (7)        (47)         --
Curtailment gain                                     --        (812)         --
-------------------------------------------------------------------------------
  Net periodic postretirement
    benefit cost/(income)                      $    810    $   (118)  $     957
===============================================================================

1998 ANNUAL REPORT                                                       < 47





The significant assumptions used in determining the other postretirement benefit expense were a discount rate of 7.0% in 1998, 7.5% in 1997 and 7.0% in 1996; and a salary scale of 4.25% in 1998, 1997 and 1996. The curtailment gain of $812 recognized in 1997 was related to the closure of the Company's manufacturing facility in Kankakee, Illinois.

                                                               1998       1997
------------------------------------------------------------------------------
CHANGE IN POSTRETIREMENT BENEFIT OBLIGATION
------------------------------------------------------------------------------
Benefit obligation at beginning of year                    $  7,275   $  7,781
Service cost                                                    298        253
Interest cost                                                   519        488
Assumption change                                               173       (139)
Curtailment gain                                                 --       (812)
Retiree contributions                                            77         71
Benefits paid                                                  (396)      (367)
------------------------------------------------------------------------------
Benefit obligation at end of year                             7,946      7,275
------------------------------------------------------------------------------

Funded status                                                (7,946)    (7,275)
Unrecognized net actuarial gain                                (662)      (842)
------------------------------------------------------------------------------
Accrued postretirement benefit obligation                  $ (8,608)  $ (8,117)
==============================================================================


Because the medical plan offers a defined dollar benefit, the accumulated postretirement benefit obligation, service cost and interest cost are unaffected by a 1% increase or decrease in the assumed rate of medical inflation.

The Company's obligation with respect to retired employees of the Company as of December 31, 1996 ("Retirees") under the program was fixed at $21,400 as of December 31, 1996, as agreed to by the Company and Praxair. The Retirees obligation is payable ratably to Praxair over a twelve-year period beginning December 1, 1997 with interest at 7.5%. The Company incurred $1,457 in 1998 and $1,593 in 1997 of other postretirement expense for Retirees and has a remaining postretirement benefit liability to Praxair of $17,945 and $19,743 as of December 31, 1998 and 1997. The Company reimbursed the former Parent Company $1,318 in 1996 for its proportionate cost of this program.


9. MANAGEMENT PLAN

The Company established the Chicago Bridge & Iron Management Defined Contribution Plan (the "Management Plan") in early 1997. The Management Plan is not qualified under Section 401(a) of the Internal Revenue Code ("the Code") and each participant's account is treated as a separate account under Section 404(a)
(5) of the Code. Upon consummation of the Offering, the Company made a contribution to the Management Plan in the form of 925,670 shares of Common Stock having a value of $16,662. Accordingly, the Company recorded expense of $16,662 (the "Management Plan charge") in 1997.

The designation of the Management Plan's participants, the amount of Company contributions to the Management Plan and the amount allocated to the individual participants were determined by the Company's Management Board. The allocation to the participant's individual accounts occurs concurrently with the Company's contributions. Management Plan shares contributed concurrent with the Offering will vest in March 2000, and with respect to one participant in January 1999. Upon vesting, the balance held in the individual participant's account can be distributed at the election of the participant. Forfeitures of Management Plan shares under the provisions of the Management Plan will be reallocated to the other Management Plan participants.

48 >                                                    CHICAGO BRIDGE & IRON




10. COMMON STOCK

The changes in the number of outstanding common shares were:

                                                       1998               1997
------------------------------------------------------------------------------
Balance at beginning of year                     12,517,552         12,517,552
Purchases of treasury shares                     (1,158,300)                --
Shares issued under stock plans                      55,042                 --
------------------------------------------------------------------------------
Balance at end of year                           11,414,294         12,517,552
==============================================================================


Employee Stock Purchase Plan--The Company's Employee Stock Purchase Plan provides that employees may purchase shares of Common Stock beginning January 1, 1998 at 85% of the Common Stock closing price per share on the New York Stock Exchange on the first trading day following the end of the calendar quarter. The plan provides for the purchase of up to 250,000 of authorized and unissued shares of Common Stock or treasury shares. As of December 31, 1998, 195,647 shares remain available for purchase.

Long-Term Incentive Plan--Under the Company's Long-Term Incentive Plan (the "Incentive Plan") up to 1,251,755 shares may be granted to its executive officers, other management employees and Supervisory Directors in the form of stock options, performance shares or restricted stock units.

Stock Options--In accordance with APB Opinion No. 25, no compensation cost has been recognized in the Company's Income Statement. Had compensation cost for the Employee Stock Purchase Plan and stock options granted under the Incentive Plan been determined consistent with FASB Statement No. 123 (using the Black-Scholes option pricing model), the Company's net income and net income per common share would have been reduced to the following pro forma amounts:


                                                       1998               1997
------------------------------------------------------------------------------
NET INCOME
------------------------------------------------------------------------------
As reported                                    $     17,037        $     5,403
Pro forma                                            16,677              4,740
------------------------------------------------------------------------------

NET INCOME PER COMMON SHARE -- BASIC
------------------------------------------------------------------------------
As reported                                    $       1.41        $       .43
Pro forma                                              1.38                .38
------------------------------------------------------------------------------

NET INCOME PER COMMON SHARE -- DILUTED
------------------------------------------------------------------------------
As reported                                    $       1.40        $       .43
Pro forma                                              1.37                .38
------------------------------------------------------------------------------


Using the Black-Scholes option pricing model, the fair value of each option grant is estimated on the date of grant based on the following weighted-average assumptions:

                                                       1998               1997
------------------------------------------------------------------------------
Risk-free interest rate                                5.53%              6.87%
Expected dividends yield                               1.64%              1.33%
Expected volatility                                   37.73%             31.65%
Expected life                                    10.0 years         10.0 years
------------------------------------------------------------------------------

1998 ANNUAL REPORT                                                         < 49


The following table summarizes the changes in stock options for the years ended December 31, 1998 and 1997:

                                                              WEIGHTED AVERAGE
                               STOCK       EXERCISE PRICE       EXERCISE PRICE
                             OPTIONS            PER SHARE            PER SHARE
------------------------------------------------------------------------------
Outstanding at
  January 1, 1997                 --                   --                   --
Granted                      520,248     $18.00 -- $22.88               $18.06
Forfeited                    (15,945)              $18.00               $18.00
------------------------------------------------------------------------------
Outstanding at
  December 31, 1997          504,303     $18.00 -- $22.88               $18.06
Granted                      241,900     $11.00 -- $16.88               $13.84
Forfeited                    (58,128)              $18.00               $18.00
------------------------------------------------------------------------------
Outstanding at
  December 31, 1998          688,075     $11.00 -- $18.00               $16.54
==============================================================================

The option exercise price equals the Common Stock's market price on date of grant. The weighted average fair value of options granted during 1998 and 1997 was $6.56 and $8.77, respectively. At December 31, 1998, there were 688,075 options outstanding with a weighted-average remaining contractual life of 8.68 years. None of these options were exercisable.

The outstanding options on 446,175 shares granted in 1997 and 76,000 shares granted in 1998 are exercisable subject to achievement of a cumulative net income per common share for the three-year period from 1997 through 1999 of at least $6.25 per common share (excluding the $16,662 Management Plan charge), or if not achieved, on any succeeding April 2 if such goal, compounded an additional 15% per year, is achieved as of the end of the fiscal year then ended preceding such April 2 date, and if never so achieved, then automatically after five years from their date of grant for 498,136 shares and after nine years for 24,039 shares. Options on 6,900 shares granted in 1997 to non-executive employees, having an exercise price of $21.38 or $22.88, were repriced to $18.00 in July 1998.

Options on 158,900 shares granted in 1998 vest over a four-year period at a rate of one-fourth each year beginning July 1999. The options on 7,000 shares granted in 1998 vest in September 1999.

Performance Shares--During 1998, 52,300 performance shares were granted under the Incentive Plan. The shares are targeted to vest one-third each year over a three-year period beginning February 1999, subject to achievement of specific Company performance goals.

Restricted Stock Units--During 1998, 98,920 restricted stock units were granted under the Incentive Plan. The units vest one-fourth each year over a four-year period beginning September 1999.

Total compensation expense recognized in 1998 under the Incentive Plan was $520. At December 31, 1998, 412,460 shares remain available for grant under the Incentive Plan.

50 >                                                    CHICAGO BRIDGE & IRON




11. TRANSACTIONS WITH FORMER PARENT COMPANY

Prior to the Offering, the Company recognized certain related-party transactions with Industries or Praxair (the "former Parent Company"). Related-party transactions recorded in 1998 and 1997, not disclosed elsewhere, were not material. Related-party transactions recorded in 1996, not disclosed elsewhere in the financial statements, were as follows:

Revenues from Affiliates--The Company provided services to affiliates of the former Parent Company for the construction and expansion of facilities and for certain repair and maintenance work. The Company recorded revenues from affiliates of $13,384 in 1996. Gross profit, net of overhead costs, was $2,287 in 1996. The Company believes these revenues and gross profits approximate those of similar services provided to independent third parties.

Debt to Former Parent Company--In conjunction with Praxair's acquisition of Industries effective January 1, 1996, the Company assumed $55,000 of acquisition related debt payable to Praxair. Subsequent to September 30, 1996, the Company's long-term debt balance increased when the Company required cash and decreased when a cash surplus was available to reduce the long-term debt balance. The Company paid interest at 7% per annum on a quarterly basis. This interest expense was $3,850 in 1996. In addition, approximately $22,000 of letters of credit were outstanding on behalf of Praxair at December 31, 1996 relating to the Company's insurance program.

In contemplation of the Offering, the Company entered into a long-term credit agreement with a group of financial institutions in order to repay the Debt to former Parent Company and to provide liquidity to support letters of credit and working capital requirements. (Note 4)

Payable to Former Parent Company--Payable to former Parent Company as of December 31, 1996 included a $5,000 dividend to Praxair paid in the first quarter of 1997 and interest accrued on the Debt to former Parent Company, net of an income tax receivable from the former Parent Company.

Corporate Services--The former Parent Company provided certain support services to the Company through June 30, 1996, including legal, finance, tax, human resources, information services and risk management. Charges for these services were allocated by the former Parent Company to the Company based on various methods which reasonably approximate the actual costs incurred. The allocations recorded by the Company for these corporate services in the accompanying consolidated income statements were $4,732 in 1996. Subsequent to June 30, 1996, the Company performed substantially all of these support services internally. The amounts allocated by the former Parent Company are not necessarily indicative of the actual costs which may have been incurred had the Company operated as an entity unaffiliated with the former Parent Company. However, the Company believes that the allocation is reasonable and in accordance with the Securities and Exchange Commission's Staff Accounting Bulletin No. 55.


12. INCOME TAXES

Prior to the Reorganization, the consolidated amount of current and deferred tax expense was allocated among the members of the former Parent Company group using the pro-rata method, which assumed the Company's taxes would be filed as part of the former Parent Company's consolidated return. In conjunction with the Offering, the Company became a stand-alone entity and, therefore, subsequent to March 26, 1997, the consolidated amount of current and deferred tax expense is being calculated using a separate return approach. The separate return approach did not result in significant adjustments to the tax accounts.

1998 ANNUAL REPORT                                                       < 51



                                               1998       1997            1996
------------------------------------------------------------------------------
SOURCES OF INCOME/(LOSS) BEFORE INCOME TAXES AND MINORITY INTEREST
------------------------------------------------------------------------------
U.S.                                      $    (143)  $(23,778) (A)   $  2,919
Non-U.S.                                     24,632     28,097          24,332
------------------------------------------------------------------------------
  Total                                   $  24,489   $  4,319        $ 27,251
==============================================================================

(A) The U.S. loss before income taxes and minority interest in 1997 includes the Management Plan charge.

INCOME TAX (EXPENSE)/BENEFIT
------------------------------------------------------------------------------
Current income taxes --
  U.S.                                    $      --   $     --        $  1,295
  Non-U.S.                                   (4,721)    (4,596)         (4,833)
------------------------------------------------------------------------------
                                             (4,721)    (4,596)         (3,538)
------------------------------------------------------------------------------
Deferred income taxes --
  U.S.                                          418      4,575          (3,087)
  Non-U.S.                                   (3,044)       751          (1,164)
------------------------------------------------------------------------------
                                             (2,626)     5,326          (4,251)
------------------------------------------------------------------------------
  Total income tax (expense)/benefit      $  (7,347)  $    730        $ (7,789)
==============================================================================

RECONCILIATION OF INCOME TAXES AT THE STATUTORY RATE
AND INCOME TAX (EXPENSE)/BENEFIT
------------------------------------------------------------------------------
Tax (expense) at statutory rate           $  (8,571)  $ (1,512)       $ (9,538)
State income taxes                               --       (394)            (50)
Non-statutory tax rate differential           1,973      3,180           2,519
Other, net                                     (749)      (544)           (720)
------------------------------------------------------------------------------
Income tax (expense)/benefit              $  (7,347)  $    730        $ (7,789)
==============================================================================
Effective tax rate                             30.0%     (16.9%)          28.6%
------------------------------------------------------------------------------


The Company's statutory rate was The Netherlands' rate of 35% in 1998 and 1997, and the U.S. rate of 35% in 1996.

The principal temporary differences included in deferred income taxes reported on the December 31, 1998 and 1997 balance sheets were:

                                               1998       1997
--------------------------------------------------------------
CURRENT DEFERRED TAXES
--------------------------------------------------------------
Insurance                                 $   2,425   $  4,054
Employee benefits                             1,026      1,573
Contracts                                     2,405      5,070
Tax benefit of U.S. operating losses          5,307      3,029
Other                                           247       (617)
--------------------------------------------------------------
                                             11,410     13,109
Valuation allowance                         (11,410)   (13,109)
--------------------------------------------------------------
NON-CURRENT DEFERRED TAXES
--------------------------------------------------------------
Employee benefits                            14,006     13,264
Insurance                                     7,533     10,109
Non-U.S. activity                             5,299      3,408
Other                                         3,178      3,854
--------------------------------------------------------------
                                             30,016     30,635
Valuation allowance                         (15,745)   (14,046)
Depreciation                                (11,064)   (12,245)
--------------------------------------------------------------
NET DEFERRED TAX ASSETS                   $   3,207   $  4,344
==============================================================

52 >                                                      CHICAGO BRIDGE & IRON




The Company had a valuation allowance of $27,155 as of December 31, 1998 and 1997 for its U.S. deferred tax assets, as realization is dependent on sustained U.S. taxable income. As of December 31, 1998, the Company has a United States net operating loss carryforward of approximately $13,400, which expires in 2012 to 2018. The Company did not record any Netherlands deferred income taxes on indefinitely reinvested undistributed earnings of its subsidiaries and affiliates at December 31, 1998. If any such undistributed earnings were distributed, the Netherlands participation exemption should become available under current law to significantly reduce or eliminate any resulting Netherlands income tax liability.


13. SEGMENT INFORMATION

The Company manages its operations by four geographic segments: North America; Europe, Africa, Middle East; Asia Pacific; and Central and South America. Each geographic area offers similar services. The Chief Executive Officer evaluates the performance of these four segments based on revenues and income from operations. Each segment's performance reflects the allocation of corporate costs, which were based primarily on revenues. No customer accounted for more than 10% of revenues. Intersegment revenues are not material.

The following table represents revenues by geographic segment:

                                                   1998        1997       1996
------------------------------------------------------------------------------
REVENUES
------------------------------------------------------------------------------
North America                                  $314,975   $ 295,159   $328,836
Europe, Africa, Middle East                     225,548     134,187    109,522
Asia Pacific                                    135,861     148,501    134,486
Central and South America                        99,308      94,964     90,877
------------------------------------------------------------------------------
  Total revenues                               $775,692   $ 672,811   $663,721
==============================================================================

The following list indicates revenues for individual countries in excess of 10% of consolidated revenue during any of the past three years, based on where the Company performed the work:

                                                   1998        1997       1996
------------------------------------------------------------------------------
United States                                  $288,162   $ 272,778   $314,917
South Africa                                     79,251      37,609     17,594
Australia                                        77,828      24,443     28,712
------------------------------------------------------------------------------

1998 ANNUAL REPORT                                                        < 53





The following tables present income from operations, assets and capital expenditures by geographic segment:

                                                   1998        1997       1996
------------------------------------------------------------------------------
INCOME FROM OPERATIONS
------------------------------------------------------------------------------
North America                                  $ 11,411   $   3,134(A)$  9,469
Europe, Africa, Middle East                      18,962      12,803      4,298
Asia Pacific                                      4,905       4,886     10,966
Central and South America                        (8,917)      2,634      6,530
Management Plan charge (Note 9)                      --     (16,662)        --
------------------------------------------------------------------------------
  Total income from operations                 $ 26,361   $   6,795   $ 31,263
==============================================================================

(A) 1997 was favorably impacted by non-recurring income of approximately $3.4 million from the recognition of income related to a favorable appeals court decision.

                                                   1998        1997       1996
------------------------------------------------------------------------------

ASSETS
------------------------------------------------------------------------------
North America                                  $137,538   $ 181,224   $165,651
Europe, Africa, Middle East                      92,854      99,332     90,389
Asia Pacific                                     68,133      70,708     63,700
Central and South America                        50,184      49,386     31,756
------------------------------------------------------------------------------
  Total assets                                 $348,709   $ 400,650   $351,496
==============================================================================


The Company's revenues earned and assets attributable to operations in The Netherlands were not significant in any of the past three years. The Company's long-lived assets are considered to be net property and equipment. Approximately 65% of these assets were located in the United States for the past three years, while the other 35% were strategically located throughout the world.

                                                   1998        1997       1996
------------------------------------------------------------------------------
CAPITAL EXPENDITURES
------------------------------------------------------------------------------
North America                                  $  6,374   $  25,856   $ 14,010
Europe, Africa, Middle East                       3,550       6,095      4,672
Asia Pacific                                      1,367       1,116        987
Central and South America                           958       1,888        756
------------------------------------------------------------------------------
  Total capital expenditures                   $ 12,249   $  34,955   $ 20,425
==============================================================================

Although the Company manages its operations by the four geographic segments, revenues by product line are shown below:

                                                   1998        1997       1996
------------------------------------------------------------------------------
REVENUES
------------------------------------------------------------------------------
Flat Bottom Tanks                              $287,382   $ 208,556   $248,093
Specialty and Other Structures                  129,949     153,553    116,551
Low Temperature/Cryogenic Tanks and Systems     107,725     109,195     60,512
Turnarounds                                      84,748      42,449     45,057
Pressure Vessels                                 64,078      53,279     82,147
Repairs and Modifications                        63,523      57,857     69,576
Elevated Tanks                                   38,287      47,922     41,785
------------------------------------------------------------------------------
  Total revenues                               $775,692   $ 672,811   $663,721
==============================================================================

54 >                                                    CHICAGO BRIDGE & IRON

14. QUARTERLY OPERATING RESULTS AND COMMON STOCK DIVIDENDS AND
    PRICES (UNAUDITED)

Quarterly Operating Results--The following table sets forth selected unaudited consolidated income statement information for the Company on a quarterly basis for the two years ended December 31, 1998:


Three Months Ended 1998     March 31       June 30      Sept. 30       Dec. 31
------------------------------------------------------------------------------
Revenues                 $   189,881   $   181,808   $   204,965   $   199,038
Gross profit                  16,888        17,538        18,130        19,773
Income from operations         5,424         5,911         6,520         8,506
Net income                     3,350         3,927         4,638         5,122
Net income per Common
  Share--Basic           $       .27   $       .32   $       .38   $       .44
Net income per Common
  Share--Diluted                 .27           .32           .38           .43
------------------------------------------------------------------------------


Three Months Ended 1997     March 31       June 30      Sept. 30       Dec. 31
------------------------------------------------------------------------------
Revenues                 $   150,396   $   160,349   $   166,755   $   195,311
Gross profit                  16,346        18,521         8,551        20,220
Management Plan charge       (16,662)           --            --            --
Income (loss) from
  operations                 (11,342)        7,510         1,508         9,119
Net income (loss)             (6,975)        4,774         1,112         6,492
Net income (loss)
  per Common Share--
  Basic and Diluted      $      (.56)  $       .38   $       .09   $       .52
------------------------------------------------------------------------------


Common Stock Dividends and Prices--In December 1996, the Company filed a registration statement with the Securities and Exchange Commission for an initial public offering of a majority of the shares of the Company's Common Stock. Effective March 1997, the Company completed the Offering of 11,045,941 shares of Common Stock at $18 per share. The Common Stock is traded on the New York and Amsterdam stock exchanges. As of March 19, 1999, the Company had approximately 2,600 shareholders. The following table presents the quarterly common shares outstanding, dividends on Common Stock and range of Common Stock prices for the years ended December 31, 1998 and 1997:

Three Months Ended 1998     March 31       June 30      Sept. 30       Dec. 31
------------------------------------------------------------------------------
Common shares
  outstanding at
  quarter end             12,267,852    12,284,748    11,659,609    11,414,294
Common dividends
  per share              $       .06   $       .06   $       .06   $       .06
------------------------------------------------------------------------------

RANGE OF COMMON STOCK PRICES
------------------------------------------------------------------------------
New York Stock Exchange
  High                   $   17 5/16   $    17 3/4   $    15 7/8   $    13 1/2
  Low                        12 7/8         15            10 1/8         8
  Close                      16 3/4         15 1/2        10 7/8       12 3/16
------------------------------------------------------------------------------
Amsterdam Stock Exchange (In NLG)
  High                         36.00         29.50         18.50         24.00
  Low                          34.50         29.50         18.50         24.00
  Close                        36.00         29.50         18.50         24.00
------------------------------------------------------------------------------


Three Months Ended 1997     March 31       June 30      Sept. 30       Dec. 31
------------------------------------------------------------------------------
Common shares
  outstanding at
  quarter end             12,517,552    12,517,552    12,517,552    12,517,552
Common dividends
  per share                       --   $       .06   $       .06   $       .06
------------------------------------------------------------------------------

RANGE OF COMMON STOCK PRICES
------------------------------------------------------------------------------
New York Stock Exchange
  High                   $    18 1/8   $    23 1/8   $    23 5/8   $    23
  Low                         17 5/8        16 1/8        19 7/8        14 1/2
  Close                       17 3/4        22 1/8        20 3/4        16 1/4
------------------------------------------------------------------------------
Amsterdam Stock Exchange (In NLG)
  High                         34.00         42.20         48.90         43.20
  Low                          34.00         31.00         41.00         31.00
  Close                        34.00         42.20         41.00         31.50
------------------------------------------------------------------------------