Form 10-K, Exhibit 13
period 1999-12-31
CHICAGO BRIDGE & IRON CO N V
filed 2000-03-28
CIK 1027884

20                                                                   Exhibit 13


                                             CHICAGO BRIDGE & IRON COMPANY N.V.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth Selected Consolidated Financial and Other Data for the periods and as of the dates indicated. The selected consolidated income statement and cash flow data for each of the years in the five-year period ended December 31, 1999 and the selected consolidated balance sheet data as of December 31, 1999, 1998, 1997, 1996 and 1995 have been derived from the audited consolidated financial statements of Chicago Bridge & Iron Company N.V. and Subsidiaries (the "Company").


(In thousands, except share and employee data)



                                                                                        PRE-PRAXAIR
                                                            POST-PRAXAIR ACQUISITION(1) ACQUISITION(1)
                                        --------------------------------------------    -----------
Years Ended December 31,                     1999       1998        1997        1996           1995
---------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA
---------------------------------------------------------------------------------------------------
Revenues                                $ 674,770   $775,692   $ 672,811   $ 663,721       $621,938
Cost of revenues                          598,335    703,363     609,173     590,030        614,230
---------------------------------------------------------------------------------------------------
  Gross profit                             76,435     72,329      63,638      73,691          7,708
Selling and administrative expenses        49,849     46,959      44,988      42,921         43,023
Management Plan charge (2)                     --         --      16,662          --             --
Special charge (3)                             --         --          --          --          5,230
Other operating income, net (4)            (2,788)      (991)     (4,807)       (493)       (10,030)
---------------------------------------------------------------------------------------------------
  Income (loss) from operations            29,374     26,361       6,795      31,263        (30,515)
Interest expense                           (2,980)    (3,488)     (3,892)     (5,002)          (799)
Interest income                               766      1,616       1,416         990          1,191
---------------------------------------------------------------------------------------------------
  Income (loss) before taxes and
    minority interest                      27,160     24,489       4,319      27,251        (30,123)
Income tax (expense) benefit               (7,605)    (7,347)        730      (7,789)         8,093
---------------------------------------------------------------------------------------------------
Income (loss) before minority interest     19,555     17,142       5,049      19,462        (22,030)
Minority interest in (income) loss         (1,171)      (105)        354      (2,900)        (3,576)
---------------------------------------------------------------------------------------------------
  Net income (loss)                     $  18,384   $ 17,037   $   5,403   $  16,562       $(25,606)
===================================================================================================

PER SHARE DATA
---------------------------------------------------------------------------------------------------
Net income--basic (5)                   $    1.67   $   1.41   $    0.43         N/A            N/A
Net income--diluted (5)                      1.65       1.40        0.43         N/A            N/A
Dividends (5)                                0.24       0.24        0.18         N/A            N/A
---------------------------------------------------------------------------------------------------

BALANCE SHEET DATA
---------------------------------------------------------------------------------------------------
Total assets                            $ 337,325   $348,709   $ 400,650   $ 351,496       $356,125
Long-term debt                             25,000      5,000      44,000      53,907             --
Total shareholders' equity                104,410    101,656     103,826      90,746        186,507
Contract capital (6)                       78,859     76,969      95,243     121,926        109,503
---------------------------------------------------------------------------------------------------

CASH FLOW DATA
---------------------------------------------------------------------------------------------------
Cash flow from operating activities     $  22,461   $ 50,824   $  40,407   $  25,159       $(36,806)
Cash flow from investing activities        (8,911)    (2,142)    (21,907)    (11,348)         1,554
Cash flow from financing activities          (779)   (53,286)    (20,124)    (14,797)        32,012
---------------------------------------------------------------------------------------------------

OTHER FINANCIAL DATA
---------------------------------------------------------------------------------------------------
Depreciation and amortization           $  17,765   $ 17,710   $  16,911   $  17,281       $ 16,077
EBITDA (7)                                 47,139     44,071      40,368      48,544         (9,208)
Capital expenditures                       13,450     12,249      34,955      20,425         14,880
---------------------------------------------------------------------------------------------------

OTHER DATA
---------------------------------------------------------------------------------------------------
Number of employees:
  Salaried                                  1,378      1,525       1,464       1,516          1,663
  Hourly and craft                          4,288      4,928       4,630       4,432          3,483
New business taken (8)                  $ 716,499   $760,989   $ 757,985   $ 687,227       $782,878
Backlog (8)                               510,614    507,783     554,982     485,704        470,174
---------------------------------------------------------------------------------------------------

1999 ANNUAL REPORT                                                           21



    FOOTNOTES FOR PREVIOUS TABLE

(1) Prior to the first quarter of 1996, Chicago Bridge & Iron Company and Subsidiaries ("CB&I") was a subsidiary of CBI Industries, Inc. ("Industries"). During the first quarter of 1996, pursuant to a merger agreement dated December 22, 1995, Industries became a subsidiary of Praxair, Inc. ("Praxair"). This merger transaction was reflected in the consolidated financial statements of CB&I as a purchase effective January 1, 1996. The application of purchase accounting resulted in changes to the historical basis of various assets. Accordingly, the information provided for periods prior to January 1, 1996 is not comparable to subsequent financial information.

(2) Upon consummation of the Offering (Note 1), the Company made a contribution to the Management Plan in the form of 925,670 Common Shares having a value of $16.7 million. Accordingly, the Company recorded expense of $16.7 million (the "Management Plan charge"--Note 9) in 1997.

(3) In 1995, CB&I recorded a special charge of $5.2 million comprised of $0.8 million for work force reduction and $4.4 million for the write-down of an idle facility and other related costs.

(4) Other operating income, net generally represents gains on the sale of property, plant and equipment. 1997 was favorably impacted by non-recurring income of approximately $4.0 million from the recognition of income related to a favorable appeals court decision and the resolution of disputed liabilities. In addition, 1997 includes $1.6 million gain from the sale of assets, primarily from the sale of the Cordova, Alabama, manufacturing facility. The gain recorded in 1995 primarily relates to the sale of certain underutilized facilities.

(5) The Reorganization (Note 1) was completed in March 1997 and did not materially affect the carrying amounts of the Company's assets and liabilities. The Reorganization is reflected in the Company's financial statements as of January 1, 1997. Also in March 1997, the Company completed a common share offering (the "Offering"--Note 1). Thus, net income per share and dividend data are not applicable for years prior to 1997.

(6) Contract capital is defined as contract receivables plus net contracts in progress less accounts payable.

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

22                                           CHICAGO BRIDGE & IRON COMPANY N.V.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and accompanying Notes.


RESULTS OF OPERATIONS

The following table indicates new business taken by geographic area for the years ended December 31, 1999, 1998 and 1997:

(In millions)
                                                    1999        1998       1997
-------------------------------------------------------------------------------

NEW BUSINESS TAKEN BY GEOGRAPHIC AREA
-------------------------------------------------------------------------------
North America                                  $     293   $     276   $    263
Europe, Africa, Middle East                          296         211        191
Asia Pacific                                          75         108        200
Central and South America                             52         166        104
-------------------------------------------------------------------------------
  Total                                        $     716   $     761   $    758
===============================================================================

1999 VERSUS 1998

NEW BUSINESS TAKEN/BACKLOG--New business taken during 1999 was $716.5 million compared with a historically high level of $761.0 million in 1998. The level of new business taken was achieved in spite of challenging market conditions for the engineering and construction industry. Included in the 1999 new business taken was an order for a liquefied natural gas ("LNG") expansion project in Nigeria worth in excess of $100 million, one of the Company's largest single project awards in over a decade, and tankage for a crude export terminal in Russia on the Black Sea at the terminus of the Caspian pipeline. Over 59% of the new business taken during 1999 was for contracts awarded outside of North America. During 1999, new business taken increased 40% in the Europe, Africa, Middle East (EAME) area and 6% in North America, but declined 68% in the Central and South America (CSA) area and 31% in the Asia Pacific (AP) area. The CSA decline is a result of returning to a more historic level of new business after the record level of new business achieved in 1998. Backlog at December 31, 1999 was $510.6 million compared with the backlog at December 31, 1998 of $507.8 million.

   The Company expects its new business to improve in 2000 due to the following factors: an upturn in capital spending by the petroleum industry, resulting from higher oil prices and the completion of consolidation activity; the large number of significant prospects, especially LNG projects, for which the Company is in active negotiations; improving economic conditions in Asia; and a full year's results from the recent acquisitions of XL Systems and Trusco Tank, as well as the continued development of UltraPure Systems, which serves the high purity piping market. New business could also be impacted positively by any future acquisitions.

   REVENUES--Revenues were $674.8 million in 1999 compared with $775.7 million in 1998, reflecting the difficult industry conditions. Revenues in 1999 were lower in all areas except CSA. The increase in revenue in the CSA area resulted from a significant volume of work being put in place following a record level of new business awarded during 1998, including three heavy crude oil projects in Venezuela. Compared with the prior year, 1999 revenues declined primarily due to mechanical work put in place on the Saldanha Steel project in South Africa during 1998.

   Revenues in 2000 are expected to improve subsequent to the first quarter, which will be lower than the comparable period in 1999, as significant contract awards taken in late 1999 and early 2000 are put into place, and improving industry fundamentals lift the Company's base business level. The Company's flow of revenue will fluctuate based on the changing mix of projects worldwide. It is expected there will be a shift in the geographic distribution of revenues with an increase in EAME and a decline in CSA based on the current backlog. Revenues are dependent on the level and timing of customer releases of new business awarded to the Company, and on other matters such as project schedules.

   GROSS PROFIT--Gross profit increased $4.1 million to $76.4 million in 1999 from $72.3 million in 1998. Gross profit as a percentage of revenues ("gross margin") was 11.3% in 1999 and 9.3% in 1998. Gross profit increased as a result of project cost savings, contract extras and expanded scope. Gross profit also benefited from favorable developments related to outstanding legal exposures. The Company expects gross margin during 2000 to be comparable to that achieved during 1999.

   INCOME FROM OPERATIONS--Income from operations increased 11.4% to $29.4 million in 1999, compared with $26.4 million in 1998. The significant turnaround in CSA, driven by increased volume and improved project execution, was a key reason for the increase. Selling and administrative expenses increased to $49.8 million, or 7.4% of revenues, in 1999 compared with $47.0 million, or 6.1% of revenues, in 1998. Most of the increase came in the fourth quarter of 1999 and reflects the cost of stock and performance-based pay, selling expense for pursuing work in new geographies and costs related to the Company's new high-technology businesses. The Company expects higher selling and administrative expenses during 2000 compared with prior years, as the Company continues to pursue work in new geographies and for costs related to the Company's new high-technology businesses.

1999 ANNUAL REPORT                                                           23


   Interest expense decreased $0.5 million to $3.0 million in 1999 from $3.5 million in 1998. The decrease primarily reflected lower average debt levels. Interest income consisted primarily of interest earned on cash balances at non-U.S. subsidiaries and decreased $0.8 million to $0.8 million in 1999 compared with $1.6 million in 1998. Net interest expense increased $0.3 million to $2.2 million in 1999 compared with $1.9 million in 1998.

   The Company recorded income tax expense of $7.6 million in 1999 compared with a $7.3 million income tax expense in 1998. The effective tax rate was 28.0% in 1999 compared with 30.0% in 1998. The lower effective tax rate was the result of higher earnings in countries with lower tax rates.

   Net income for 1999 was $18.4 million, or $1.65 per diluted share, an 18% increase, compared with net income of $17.0 million, or $1.40 per diluted share, for 1998.


1998 VERSUS 1997

NEW BUSINESS TAKEN/BACKLOG--New business taken during 1998 increased by $3.0 million to $761.0 million compared with $758.0 million in 1997. The level of new business taken was achieved in spite of difficult market conditions for the engineering and construction industry. Management believes the Company's more deliberate and focused marketing strategy--including the pursuit of prospects in new geographic areas and beyond the Company's traditional scope of work--contributed to the 1998 new business taken results. Included in the 1998 new business taken was an expansion of an order for a large iron plant for Saldanha Steel in South Africa and three heavy crude oil projects in Venezuela. Over 60% of the new business taken during 1998 was for contracts awarded outside of North America. During 1998, new business taken increased 60% in the Central and South America area, 10% in the Europe, Africa, Middle East area and 5% in North America, but declined 46% in the Asia Pacific area as a result of the Asian economic downturn. Backlog at December 31, 1998 was $507.8 million compared with the backlog at December 31, 1997 of $555.0 million.

   REVENUES--Revenues increased $102.9 million, or 15.3%, to $775.7 million in 1998 from $672.8 million in 1997. Major projects contributing to revenues in 1998 were the iron plant for Saldanha Steel in South Africa and an ammonia plant expansion and a liquefied natural gas facility in North America. Revenues in 1998 were favorably impacted by a higher volume of work in all geographic areas, except Asia Pacific. The decline in Asia Pacific revenues was more than offset by the Company's ability to expand on its traditional scope of work in other areas.

   GROSS PROFIT--Gross profit increased $8.7 million to $72.3 million in 1998 from $63.6 million in 1997. Gross profit as a percentage of revenues was 9.3% in 1998 and 9.5% in 1997. The CSA area had higher than expected costs and disappointing execution results. Excluding the disappointing results in the CSA area, gross margin in 1998 would have been 11.0% of revenues, which was consistent with unearned gross margin in the Company's December 31, 1998 backlog.

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

   Net income for 1998 was $17.0 million, or $1.40 per diluted share, compared with net income of $15.5 million, or $1.24 per diluted share for 1997, excluding the Management Plan charge. Including the one-time, non-cash Management Plan charge in 1997, the Company reported net income of $5.4 million or $0.43 per diluted share.

24                                           CHICAGO BRIDGE & IRON COMPANY N.V.


LIQUIDITY AND CAPITAL RESOURCES

In 1999, the Company generated cash from operations of $22.5 million compared with $50.8 million in 1998. A significant contributor to positive operating cash flow in 1998 was an $18.3 million reduction in contract capital. In 1999, contract capital increased by $1.9 million; however, the Company reduced contract capital by $25.4 million during the fourth quarter of 1999 and continues to focus on improving cash flow from operations by reducing contract capital.

   In 1999, the Company expended $13.5 million for capital expenditures and realized $4.5 million in proceeds from the sale of field equipment and an excess warehouse facility. The capital expenditures in 1999 included $5.9 million for information systems, $4.8 million for field equipment, and $2.8 million for the expansion and improvement of facilities. In 1998, the Company expended $12.2 million for capital expenditures and realized $10.1 million in proceeds from the sale of an excess manufacturing facility and field equipment. The capital expenditures in 1998 included $5.9 million for field equipment, $3.9 million for information systems, and $2.4 million for the expansion and improvement of facilities. The Company anticipates that capital expenditures in the near future will be lower than the level of depreciation and amortization, although there can be no assurance that such levels will not increase.

   On September 30, 1999, the Company and a group of five banks entered into a three-year, unsecured $100 million revolving credit facility (the "Revolving Credit Facility"), effective October 1, 1999. The Revolving Credit Facility replaced the Company's prior existing competitive advance and revolving credit facility, which was terminated by the Company effective October 1, 1999. Under the new Revolving Credit Facility, committed amounts are available for general corporate purposes, including working capital, letters of credit, share repurchase, acquisitions and other requirements of the Company. Letters of credit may be issued, subject to a $50 million sublimit, on either a committed or a competitive bid basis and expire one year after issuance, unless otherwise provided. The Revolving Credit Facility will terminate on September 30, 2002.

   During 1999, the Company repurchased 1,354,000 shares, or 11% of common shares outstanding as of year-end 1998, for $17.5 million. As a result of repurchasing these shares, the Company returned to a more normal debt level, ending the year with $25.0 million in long-term debt, up from $5.0 million at the end of 1998. During 1998, the Company made significant progress in reducing long-term debt, ending the year with $5.0 million in long-term debt, which was lower than the Company's expected normal debt level, down from $44.0 million at the end of 1997. This reduction in long-term debt was achieved even as the Company repurchased $14.0 million of its common stock during 1998. The Company ended 1999 with contract capital of $78.9 million, a $1.9 million increase from December 31, 1998. Cash and cash equivalents at year-end were $18.4 million compared with $5.6 million at the end of 1998. During the first two months of 2000, the Company has repurchased 968,000 additional shares for $15.3 million.

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

   As part of its strategy to create step-change growth in sustainable revenues, the Company intends to pursue acquisition opportunities that extend the Company's core competencies. The financing of these transactions may come from cash, the issuance of securities or additional borrowing arrangements.

   As previously reported, the Company continues to be impacted by the Tuban Project, a $2.5 billion petrochemical project in Tuban, West Java, Indonesia, where work remains suspended. At December 31, 1999, the Company's backlog related to this project was approximately $50 million. Similar to other major contractors involved in the project, the Company has received approval to redeploy certain material purchased for this project in order to reduce its costs. While the Company believes the Tuban Project remains viable, the $28.7 million outstanding net receivable has been recorded as a non-current asset in recognition of the continued suspension of this project. The Company believes work on the Tuban Project ultimately will resume, but no assurances can be given that this will happen, or even though the project resumes, that it will not have an adverse impact on the Company.


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

   The Company uses various methods and assumptions to estimate the fair value of each class of financial instrument. Due to their nature, the carrying value of cash and cash equivalents, trade and accounts receivable, payables, notes payable and long-term debt approximates fair value. The Company's accounting policies and a quantification of its derivative financial instruments are included in Note 2 (Significant Accounting Policies) of the Notes to Consolidated Financial Statements.

1999 ANNUAL REPORT                                                           25


EURO CONVERSION

The Euro was introduced on January 1, 1999, at which time the conversion rates between the currencies of the 11 participating European countries that are members of the European Economic and Monetary Union (EMU) and the Euro were set. The local currencies will continue to be used as legal tender through January 1, 2002. Thereafter, the local currencies will be canceled and Euro bills and coins will be used in the 11 participating countries. The Company does not anticipate that the transition to the Euro will have a significant impact on its results of operations, financial position or cash flows.


YEAR 2000 COMPLIANCE

The Company's worldwide businesses experienced a smooth and successful transition into the Year 2000. No significant problems have been encountered and the Company's business functions were not adversely impacted. The Company believes its thorough assessment and remediation efforts were a major factor in reducing the number of incidents to a few minor incidents, which were immediately resolved. The Company continues to remain alert to potential Year 2000-related problems. Any additional efforts to be expended on this matter are not anticipated to be significant.

   The Company has implemented the J.D. Edwards information system (an enterprise resource planning system). Although the decision to implement this new information system was made independently of the Company's Year 2000-readiness effort, a portion of the system enabled the Company to meet part of its Year 2000-readiness needs. Over the next several years the Company plans to continue to integrate its other software systems into J.D. Edwards in order to further utilize the system's capabilities.

   The Company identified key material suppliers and service providers ("suppliers") and communicated with these suppliers regarding their state of readiness on Year 2000 issues. The Company has not experienced any business disruptions as a result of any failure of suppliers to remediate their own Year 2000 issues.

   The Company completed its assessment and remediation of Year 2000 issues at a cost of $1.9 million ($1.8 million expense and $0.1 million capitalized for the accelerated purchase of desktop hardware and other equipment). The Company anticipates no further significant costs related to Year 2000 issues. The cost estimate excludes the direct costs of the J.D. Edwards implementation, which have been capitalized.

   Not all Year 2000 issues were expected to surface in January 2000. However, based upon assurances received from suppliers and the Company's review of pertinent business systems and documentation, the Company believes that its major business systems will not suffer any material disruption resulting from such Year 2000 issues which would impair the Company's ability to deliver products and services. While the Company believes all of such Year 2000 issues have been anticipated and corrected, there can be no assurance that the Company will not suffer a business interruption caused by such Year 2000 issue.

   Because of the uncertainties the Company faced with regard to Year 2000 issues, it developed contingency plans to address identified potential risks and to provide for continuation of its critical operations in spite of possible Year 2000 disruptions. These contingency plans remain available for the Company's specific global locations and were customized to address the severity levels of Year 2000 issues that may be encountered and include strategic use of some alternate sources of electrical power and communications equipment for specific areas to help minimize a potential business interruption.


FORWARD-LOOKING STATEMENTS

This discussion and analysis contains certain forward-looking statements that involve a number of risks and uncertainties. Actual events or results may differ materially from the Company's expectations. In addition to matters described herein, the uncertain timing of awards and contracts, project cancellation risks, operating risks, risks associated with fixed price contracts, risks associated with percentage of completion accounting, fluctuating revenues and cash flow, dependence on the petroleum and petrochemical industries, competitive conditions, the Tuban project, Year 2000 issues, as well as risk factors detailed from time to time in the Company's reports filed with the Securities and Exchange Commission (including, but not limited to its Registration Statement on Form S-1 [File No.333-18065], as amended), may affect the actual results achieved by the Company. The Company does not undertake to update any forward-looking statement contained herein or that may be made from time to time by or on behalf of the Company.

26                                           CHICAGO BRIDGE & IRON COMPANY N.V.




REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and the Supervisory Board of Chicago Bridge & Iron Company
N.V.:

We have audited the accompanying consolidated balance sheets of CHICAGO
BRIDGE & IRON COMPANY N.V. (a Netherlands corporation) and SUBSIDIARIES as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chicago Bridge & Iron Company N.V. and SUBSIDIARIES as of December 31, 1999 and 1998, and the results of its operations and cash flows for each of the three years ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen

Amsterdam, The Netherlands

February 9, 2000

1999 ANNUAL REPORT                                                           27

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME


(In thousands, except share data)



YEARS ENDED DECEMBER 31,                           1999        1998       1997
------------------------------------------------------------------------------
Revenues                                      $ 674,770   $ 775,692   $672,811
Cost of revenues                                598,335     703,363    609,173
------------------------------------------------------------------------------
  Gross profit                                   76,435      72,329     63,638
Selling and administrative expenses              49,849      46,959     44,988
Management Plan charge (Note 9)                      --          --     16,662
Other operating income, net                      (2,788)       (991)    (4,807)
------------------------------------------------------------------------------
  Income from operations                         29,374      26,361      6,795
Interest expense                                 (2,980)     (3,488)    (3,892)
Interest income                                     766       1,616      1,416
------------------------------------------------------------------------------
  Income before taxes and minority interest      27,160      24,489      4,319
Income tax (expense) benefit                     (7,605)     (7,347)       730
------------------------------------------------------------------------------
  Income before minority interest                19,555      17,142      5,049
Minority interest in (income) loss               (1,171)       (105)       354
------------------------------------------------------------------------------
  Net income                                  $  18,384   $  17,037   $  5,403
==============================================================================
Net income per share (Note 2)
  Basic                                       $    1.67   $    1.41   $   0.43
  Diluted                                          1.65        1.40       0.43
------------------------------------------------------------------------------

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

28                                           CHICAGO BRIDGE & IRON COMPANY N.V.

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS


(In thousands, except share data)


YEARS ENDED DECEMBER 31,                                       1999       1998
------------------------------------------------------------------------------
ASSETS
------------------------------------------------------------------------------
Cash and cash equivalents                                 $  18,407   $  5,636
Accounts receivable                                          93,811    143,911
Contracts in progress with earned revenues
  exceeding related progress billings (Note 3)               48,486     51,953
Other current assets                                          7,359      6,760
------------------------------------------------------------------------------
  Total current assets                                      168,063    208,260
------------------------------------------------------------------------------
Property and equipment (Note 6)                             104,600    110,481
Goodwill (Note 2)                                            18,010     18,051
Long-term receivable, net (Note 7)                           28,739         --
Other non-current assets                                     17,913     11,917
------------------------------------------------------------------------------
  Total assets                                            $ 337,325   $348,709
==============================================================================

LIABILITIES
------------------------------------------------------------------------------
Notes payable (Note 4)                                    $     665   $  3,088
Accounts payable                                             36,979     41,536
Accrued liabilities (Note 6)                                 49,797     50,045
Contracts in progress with progress billings
  exceeding related earned revenues (Note 3)                 53,314     77,359
Income taxes payable                                          4,942      2,882
------------------------------------------------------------------------------
  Total current liabilities                                 145,697    174,910
------------------------------------------------------------------------------
Long-term debt (Note 4)                                      25,000      5,000
Other non-current liabilities (Note 6)                       57,367     62,199
Minority interest in subsidiaries                             4,851      4,944
------------------------------------------------------------------------------
  Total liabilities                                         232,915    247,053
------------------------------------------------------------------------------

Commitments and Contingencies (Note 7)

SHAREHOLDERS' EQUITY
------------------------------------------------------------------------------
Common stock, NLG .01 par value; authorized:
  35,000,000 in 1999 and 50,000,000 in 1998;
  issued: 11,295,687 in 1999 and 12,517,552
  in 1998 (Note 10)                                              67         74
Additional paid-in capital                                   93,393     94,037
Retained earnings                                            44,621     28,851
Stock held in Trust (Note 11)                               (12,700)        --
Treasury stock, at cost: 1,022,705 in 1999
  and 1,103,258 in 1998                                     (13,729)   (13,144)
Cumulative translation adjustment                            (7,242)    (8,162)
------------------------------------------------------------------------------
  Total shareholders' equity                                104,410    101,656
------------------------------------------------------------------------------
  Total liabilities and shareholders' equity              $ 337,325   $348,709
==============================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

1999 ANNUAL REPORT                                                           29

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS


(In thousands)


YEARS ENDED DECEMBER 31,                           1999        1998       1997
------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
------------------------------------------------------------------------------
Net income                                    $  18,384   $  17,037   $  5,403
Adjustments to reconcile net income to net
  cash provided by operating activities:
  Depreciation and amortization                  17,765      17,710     16,911
  Management Plan charge (Note 9)                    --          --     16,662
  Increase/(decrease) in deferred
    income taxes                                 (3,689)      1,137     (9,292)
  Gain on sale of property and equipment         (1,963)       (991)    (1,623)
Change in operating assets and
  liabilities (see below)                        (8,036)     15,931     12,346
------------------------------------------------------------------------------
  Net Cash Provided by Operating Activities      22,461      50,824     40,407
------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
------------------------------------------------------------------------------
Proceeds from sale of property and equipment      4,539      10,107     13,048
Capital expenditures                            (13,450)    (12,249)   (34,955)
------------------------------------------------------------------------------
  Net Cash Used in Investing Activities          (8,911)     (2,142)   (21,907)
------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
------------------------------------------------------------------------------
Increase/(decrease) in notes payable             (2,423)      1,930     (1,956)
Payment to former Parent Company                     --          --     (6,008)
Net borrowing/(repayment) under Revolving
  Credit Facility                                20,000     (39,000)    44,000
Net repayment of debt to former Parent Company       --          --    (53,907)
Purchase of treasury stock                      (17,484)    (13,970)        --
Issuance of treasury stock                        1,742         652         --
Dividends paid                                   (2,614)     (2,898)    (2,253)
------------------------------------------------------------------------------
  Net Cash Used in Financing Activities            (779)    (53,286)   (20,124)
------------------------------------------------------------------------------
Increase/(decrease) in cash and
  cash equivalents                               12,771      (4,604)    (1,624)
Cash and cash equivalents, beginning of
  the year                                        5,636      10,240     11,864
------------------------------------------------------------------------------
Cash and cash equivalents, end of the year    $  18,407   $   5,636   $ 10,240
==============================================================================

CHANGE IN OPERATING ASSETS AND LIABILITIES
------------------------------------------------------------------------------
(Increase)/decrease in receivables, net       $  13,355   $  13,874   $(56,110)
(Increase)/decrease in contracts in
    progress, net                               (20,578)     15,768     54,693
Increase/(decrease) in accounts payable           5,333     (11,368)    28,100
------------------------------------------------------------------------------
  Change in contract capital                     (1,890)     18,274     26,683
(Increase)/decrease in other current assets        (599)      6,318     (5,714)
Increase/(decrease) in income taxes payable       2,060      (2,278)       720
Increase/(decrease) in accrued and other
  non-current liabilities                        (5,080)     (3,275)    (8,396)
(Increase)/decrease in other                     (2,527)     (3,108)      (947)
------------------------------------------------------------------------------
  Total                                       $  (8,036)  $  15,931   $ 12,346
==============================================================================

SUPPLEMENTAL CASH FLOW DISCLOSURES
------------------------------------------------------------------------------
Cash paid for interest                        $   2,939   $   3,899   $  4,619
Cash paid for income taxes                        9,456       5,200      5,310
------------------------------------------------------------------------------


The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

30                                           CHICAGO BRIDGE & IRON COMPANY N.V.

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY



(In thousands)


                                                                                                       TOTAL
                                          ADDITIONAL                STOCK    TREASURY   CUMULATIVE    SHARE-
                                  COMMON     PAID-IN   RETAINED   HELD IN      STOCK,  TRANSLATION  HOLDERS'
                                   STOCK     CAPITAL   EARNINGS     TRUST     AT COST   ADJUSTMENT    EQUITY
------------------------------------------------------------------------------------------------------------
Balance at January 1, 1997          $  1    $ 79,958   $ 11,562  $     --    $     --      $  (775) $ 90,746
Reorganization (Note 1)               73         (14)        --        --          --           --        59
Comprehensive income                  --          --      5,403        --          --       (3,876)    1,527
Management Plan charge (Note 9)       --      16,662         --        --          --           --    16,662
Dividends to common shareholders      --          --     (2,253)       --          --           --    (2,253)
Common Stock offering costs           --      (2,915)        --        --          --           --    (2,915)
------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997          74      93,691     14,712        --          --       (4,651)  103,826
Comprehensive income                  --          --     17,037        --          --       (3,511)   13,526
Dividends to common shareholders      --          --     (2,898)       --          --           --    (2,898)
Long-Term Incentive Plan
  amortization                        --         520         --        --          --           --       520
Purchase of treasury stock            --          --         --        --     (13,970)          --   (13,970)
Issuance of treasury stock            --        (174)        --        --         826           --       652
------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998          74      94,037     28,851        --     (13,144)      (8,162)  101,656
Comprehensive income                  --          --     18,384        --          --          920    19,304
Dividends to common shareholders      --          --     (2,614)       --          --           --    (2,614)
Long-Term Incentive Plan
  amortization                        --       1,806         --        --          --           --     1,806
Stock held in Trust (Note 11)         --      12,700         --   (12,700)         --           --        --
Purchase of treasury stock            --          --         --        --     (17,484)          --   (17,484)
Issuance of treasury stock            --      (1,406)        --        --       3,148           --     1,742
Cancellation of treasury stock        (7)    (13,744)        --        --      13,751           --        --
------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999        $ 67    $ 93,393   $ 44,621  $(12,700)   $(13,729)     $(7,242) $104,410
============================================================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

1999 ANNUAL REPORT                                                           31

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(In thousands, except share data)



1. ORGANIZATION AND NATURE OF OPERATIONS

Chicago Bridge & Iron Company N.V. and Subsidiaries (the "Company"), the business of which was formerly operated by Chicago Bridge & Iron Company and Subsidiaries ("CB&I"), is a global engineering and construction company specializing in the design and engineering, fabrication, field erection and repair of bulk liquid terminals, storage tanks, process vessels, low temperature and cryogenic storage facilities and other steel plate structures and their associated systems. Based on its knowledge of and experience in its industry, the Company believes it is the leading provider of field erected steel tanks and other steel plate structures, associated systems and related services in North America and one of the leading providers of these specialized products and services in the world. The Company seeks to maintain its leading industry position by focusing on its technological expertise in design, metallurgy and welding, along with its ability to complete logistically and technically complex metal plate projects virtually anywhere in the world. The Company has been continuously engaged in the engineering and construction industry since its founding in 1889.

   HISTORICAL ORGANIZATION--During the periods and as of the dates prior to January 1, 1996, CB&I was a wholly owned subsidiary of Chi Bridge Holdings, Inc., ("Holdings") which in turn was a wholly owned subsidiary of CBI Industries, Inc. ("Industries"). On January 12, 1996, pursuant to the merger agreement dated December 22, 1995, Industries became a subsidiary of Praxair, Inc. ("Praxair"). This merger transaction was reflected in CB&I's consolidated financial statements as a purchase effective January 1, 1996 ("Merger Date"). Accordingly, the historical information provided for the periods prior to January 1, 1996 ("Pre-Praxair Acquisition") will not be comparable to subsequent financial information ("Post-Praxair Acquisition"). Related-party transactions recorded with Industries or Praxair (the "former Parent Company"), not disclosed elsewhere, were not material.

   COMMON STOCK OFFERING--In December 1996, the Company filed a registration statement with the Securities and Exchange Commission for an initial public offering (the "Offering") of a majority of the shares of the Company's Common Stock, par value NLG 0.01 (the "Common Stock"). Effective March 1997, after the Reorganization discussed below, the Company completed the Offering of 11,045,941 shares of Common Stock at $18.00 per share. The Company did not receive any proceeds from the Offering, but paid a portion of the offering costs. The Common Stock is traded on the New York and Amsterdam stock exchanges.

   REORGANIZATION--In March 1997, Holdings effected a reorganization (the "Reorganization") whereby Holdings transferred the business of Chicago Bridge & Iron Company to Chicago Bridge & Iron Company N.V., a corporation organized under the laws of The Netherlands. The Reorganization did not affect the carrying amounts of CB&I's assets and liabilities, nor result in any distribution of its cash or other assets to Praxair. The Reorganization is reflected in the Company's financial statements effective January 1, 1997.

   NATURE OF OPERATIONS--Projects for the worldwide petroleum and petrochemical industry accounted for approximately 60-70% of the Company's revenues in 1999, 1998 and 1997. Numerous factors influence capital expenditure decisions in this industry which are beyond the control of the Company. Therefore, no assurance can be given that the Company's business, financial condition and results of operations will not be adversely affected because of reduced activity due to the price of oil or changing taxes, price controls and laws and regulations related to the petroleum and petrochemical industry.

   ACQUISITION--On September 30, 1999, the Company purchased the assets and certain liabilities of XL Systems ("XL"). This acquisition enables the Company to combine its existing experience in vacuum facility construction and project management with XL's thermal vacuum technology and manufacturing capabilites. The acquisition was accounted for under the purchase method of accounting. Financial information has not been disclosed separately as the amounts were not significant.

32                                           CHICAGO BRIDGE & IRON COMPANY N.V.


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

   USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. Management is also required to make judgments regarding the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

   FOREIGN CURRENCY TRANSLATION AND EXCHANGE--The primary effects of foreign currency translation adjustments are recognized in shareholders' equity as cumulative translation adjustment. Foreign currency exchange (losses)/gains are included in the determination of income, and were $(550) in 1999, $615 in 1998, and $1,387 in 1997.

   PER SHARE COMPUTATIONS--

                                                 1999         1998         1997
-------------------------------------------------------------------------------
Net income                                $    18,384  $    17,037  $     5,403
-------------------------------------------------------------------------------
Weighted average shares outstanding
     --basic                               10,998,872   12,117,573   12,517,552
  Effect of restricted stock units            141,282       29,438           --
  Effect of performance share units            14,064        5,127           --
  Effect of directors deferred
     fee shares                                 7,626          711           --
  Effect of stock options                       6,997           --           --
-------------------------------------------------------------------------------
Weighted average shares outstanding
     --diluted                             11,168,841   12,152,849   12,517,552
===============================================================================

NET INCOME PER SHARE
-------------------------------------------------------------------------------
Basic                                     $      1.67  $      1.41  $      0.43
Diluted                                          1.65         1.40         0.43
-------------------------------------------------------------------------------

   CASH EQUIVALENTS--Cash equivalents are considered to be all highly liquid securities with original maturities of three months or less.

   PROPERTY AND EQUIPMENT--Property and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives: buildings and improvements, 10 to 40 years; plant and field equipment, 3 to 20 years. Renewals and betterments which substantially extend the useful life of an asset are capitalized and depreciated. Depreciation expense was $17,263 in 1999, $17,222 in 1998 and $16,423 in 1997. In 1997, the Company revised its capitalization policy by adjusting the dollar threshold for capitalizing small tools in order to better match costs and revenues. This policy revision positively impacted 1997 income by $1,198.

   GOODWILL--The Company records the excess of cost over the fair value of tangible net assets as goodwill on the balance sheet. Goodwill is amortized principally on a straight-line basis over 40 years. Amortization expense was $502 in 1999, and $488 in 1998 and 1997. Accumulated amortization was $1,966 as of December 31, 1999 and $1,464 as of December 31, 1998. The carrying value of goodwill is reviewed periodically based on the undiscounted cash flows of the entity over the remaining amortization period. If this review indicates that goodwill is not recoverable, the Company's carrying value of goodwill would be reduced by the estimated shortfall of undiscounted cash flows.

   The Company recorded a valuation allowance of $27,155 for deferred tax assets in connection with the Praxair Acquisition accounting. If the related deferred tax assets are realized, the reversal of the valuation allowance will first reduce the remaining IPO goodwill balance dollar-for-dollar until zero, and thereafter will reduce income tax expense.

   PRECONTRACT COSTS--Precontract costs are charged to cost of revenues as incurred. However, certain precontract costs are deferred to the balance sheet if their recoverability from the contract is probable.

1999 ANNUAL REPORT                                                           33

   FINANCIAL INSTRUMENTS--The Company uses various methods and assumptions to estimate the fair value of each class of financial instrument. Due to their nature, the carrying value of cash and cash equivalents, accounts receivable, accounts payable, notes payable and long-term debt approximates fair value. The Company's other financial instruments are not significant. For the three years ended December 31, 1999, the Company recorded interest expense on notes payable, long-term debt and certain other interest bearing obligations.

   FORWARD CONTRACTS--Although the Company does not engage in currency speculation, it periodically uses forward contracts to hedge foreign currency transactions. Gains or losses on forward contracts are included in income. At December 31, 1999, the Company had $2,185 of outstanding foreign currency exchange contracts to sell Dutch guilders, $1,059 of outstanding foreign currency exchange contracts to sell British pounds and a $645 outstanding foreign exchange contract to buy Spanish pesatas. These forward contracts hedged intercompany loans utilized to finance non-U.S. subsidiaries and will mature within 20 days after year end. Also at December 31, 1999, the Company had a $1,250 outstanding foreign currency exchange contract to buy Singapore dollars. This forward contract hedges contract costs to be incurred in U.S. dollars with revenues to be earned in Singapore dollars and will mature within 15 days after year end. The fair value of these forward contracts approximated their carrying value in the financial statements at December 31, 1999. The counterparties to the Company's forward contracts are major financial institutions, which the Company continually evaluates as to their creditworthiness. The Company has never experienced, nor does it anticipate, nonperformance by any of its counterparties.

   NEW ACCOUNTING STANDARDS--In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133, as amended by SFAS 137, is effective for fiscal years beginning after June 15, 2000. SFAS 133 requires all derivative instruments be recorded on the balance sheet at their fair value and that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The Company has not yet determined the impact that the adoption of SFAS 133 will have on its earnings or statement of financial position. However, the Company anticipates that, due to its limited use of derivative instruments, the adoption of SFAS 133 will not have a significant effect on its results of operations or its financial position.

   RESEARCH AND DEVELOPMENT--Expenditures for research and development activities, which are charged to income as incurred, amounted to $1,294 in 1999, $860 in 1998 and $1,670 in 1997.


3. CONTRACTS IN PROGRESS

Contract terms generally provide for progress billings based on completion of certain phases of the work. The excess of revenues recognized for construction contracts over progress billings on contracts in progress is reported as a current asset and the excess of progress billings over revenues recognized on contracts in progress is reported as a current liability as follows:


                                                                                       1999        1998
-------------------------------------------------------------------------------------------------------
CONTRACTS IN PROGRESS
-------------------------------------------------------------------------------------------------------
Revenues recognized on contracts in progress                                      $ 808,312   $ 871,100
Billings on contracts in progress                                                  (813,140)   (896,506)
-------------------------------------------------------------------------------------------------------
                                                                                  $  (4,828)  $ (25,406)
=======================================================================================================
Shown on balance sheet as:
Contracts in progress with earned revenues exceeding related progress billings    $  48,486   $  51,953
Contracts in progress with progress billings exceeding related earned revenues      (53,314)    (77,359)
-------------------------------------------------------------------------------------------------------
                                                                                  $  (4,828)  $ (25,406)
=======================================================================================================

4. NOTES PAYABLE AND LONG-TERM DEBT

Notes payable consist primarily of short-term loans borrowed under credit facilities made available by commercial banks. The Company's weighted average interest rate for notes payable was 8.5% at December 31, 1999 and 8.5% at December 31, 1998.

   On September 30, 1999, the Company and a group of five banks entered into a three-year, unsecured $100,000 revolving credit facility (the "Revolving Credit Facility"), effective October 1, 1999. The Revolving Credit Facility replaced the Company's prior existing competitive advance and revolving credit facility, which was terminated by the Company effective October 1, 1999. Under the new Revolving Credit Facility, committed amounts are available for general corporate purposes, including working capital, letters of credit, share repurchase, acquisitions and other requirements of the Company. A facility fee is based on the aggregate commitment of the Revolving Credit Facility. Letters of credit may be issued, subject to a $50,000 sublimit, on either a committed or a competitive bid basis and expire one year after issuance, unless otherwise provided. The weighted average interest rate was 6.9% at December 31, 1999 and 5.9% at December 31, 1998. The Revolving Credit Facility contains certain restrictive covenants including net worth, interest coverage and leverage ratios, and capital expenditures, among other restrictions. The Revolving Credit Facility will terminate on September 30, 2002.

   Capitalized interest was insignificant in 1999 and 1998, and $599 in 1997.

34                                           CHICAGO BRIDGE & IRON COMPANY N.V.



5. LEASES

Certain facilities and equipment are rented under operating leases that expire at various dates through 2006. Rental expense on operating leases was $14,410 in 1999, $12,596 in 1998 and $9,268 in 1997. Future rental commitments during the years ending in 2000 through 2004 and thereafter are $7,536, $3,215, $1,601, $1,050, $485, and $569, respectively.


6. SUPPLEMENTAL BALANCE SHEET DETAIL

                                                            1999          1998
------------------------------------------------------------------------------
COMPONENTS OF PROPERTY AND EQUIPMENT
------------------------------------------------------------------------------
Land and improvements                                  $  10,937      $ 11,267
Buildings and improvements                                40,961        39,527
Plant and field equipment                                106,127       104,188
------------------------------------------------------------------------------
  Total property and equipment                           158,025       154,982
------------------------------------------------------------------------------
Accumulated depreciation                                 (53,425)      (44,501)
------------------------------------------------------------------------------
  Net property and equipment                           $ 104,600      $110,481
==============================================================================

COMPONENTS OF ACCRUED LIABILITIES
------------------------------------------------------------------------------
Payroll, vacation, bonuses and profit-sharing          $  15,790      $ 15,762
Self-insurance/retention reserves                          6,155         7,446
Postretirement benefit obligations                         2,283         2,295
Pension obligation                                         1,520         1,529
Contract cost and other accruals                          24,049        23,013
------------------------------------------------------------------------------
  Accrued liabilities                                  $  49,797      $ 50,045
==============================================================================

COMPONENTS OF OTHER NON-CURRENT LIABILITIES
------------------------------------------------------------------------------
Self-insurance/retention reserves                      $  14,684      $ 19,541
Postretirement benefit obligations                        22,959        24,258
Pension obligation                                        11,513        12,953
Other                                                      8,211         5,447
------------------------------------------------------------------------------
  Other non-current liabilities                        $  57,367      $ 62,199
==============================================================================

7. COMMITMENTS AND CONTINGENCIES

LONG-TERM RECEIVABLE, NET--In late 1996, the Company took a contract to supply materials and construct a portion of a $2.5 billion petrochemical project in Tuban, West Java, Indonesia. The Tuban Project, which is currently about 40% complete, remains suspended. At December 31, 1999, the Company's backlog related to this project was approximately $50,000. Similar to other major contractors involved in the project, the Company has received approval to redeploy certain material purchased for this project in order to reduce its costs. While the Company believes the Tuban Project remains viable, the $28,700 outstanding net receivable has been recorded as a non-current asset in recognition of the continued suspension of this project. The Company believes work on the Tuban Project ultimately will resume, but no assurances can be given that this will happen, or even though the project resumes, that it will not have an adverse impact on the Company.

   ENVIRONMENTAL MATTERS--The Company's facilities have operated for many years and substances which currently are or might be considered hazardous were used and disposed of at some locations, which will or may require the Company to make expenditures for remediation. In addition, the Company has agreed to indemnify parties to whom it has sold facilities for certain environmental liabilities arising from acts occurring before the dates those facilities were transferred. The Company is aware of no manifestation by a potential claimant of awareness by such claimant of a possible claim or assessment with respect to such facilities. The Company does not consider it to be probable that a claim will be asserted with respect to such facilities which claim is reasonably possible to have an unfavorable outcome, which in each case would be material to the Company. The Company believes that any potential liability for these matters will not have a material adverse effect on its business, financial condition or results of operations.

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

1999 ANNUAL REPORT                                                         35


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

   The Company is jointly and severally liable for certain liabilities of partnerships and joint ventures. At December 31, 1999, the Company and certain subsidiaries had provided $161,245 of performance bonds and letters of credit to support its contracting activities arising in the ordinary course of business. This amount fluctuates based on the level of contracting activity.

   The Company has elected to retain portions of anticipated losses through the use of deductibles and self-insured retentions for its exposures related to third party liability and workers' compensation. Liabilities in excess of these amounts are the responsibilities of an insurance carrier. To the extent the Company self insures for these exposures, reserves have been provided for based on management's best estimates with input from the Company's legal and insurance advisors. Changes in assumptions, as well as changes in actual experience, could cause these estimates to change in the near term. The Company's management believes that the reasonably possible losses, if any, for these matters, to the extent not otherwise disclosed and net of recorded reserves, will not be material to its financial position or results of operations. At December 31, 1999, the Company had outstanding surety bonds and letters of credit of $23,646 relating to its insurance program.

36                                            CHICAGO BRIDGE & IRON COMPANY N.V.

8. POSTRETIREMENT BENEFITS

DEFINED CONTRIBUTION PLANS--Effective January 1, 1997, the Company adopted a tax-qualified defined contribution plan ("Chicago Bridge & Iron Savings Plan") for eligible employees. This Plan substantially replaces the former Parent Company-sponsored pension and 401(k) plans discussed below. This Plan consists of a voluntary pre-tax salary deferral feature under Section 401(k) of the Internal Revenue Code, a Company matching contribution, and an additional Company profit-sharing contribution in the form of cash or the Company's common stock to be determined annually by the Company. The Company expensed $7,369 in 1999, $7,845 in 1998 and $6,949 in 1997 for the Chicago Bridge & Iron Savings Plan.

   Effective January 1, 1998, the Company established a defined contribution plan ("International Savings and Benefit Plan") for eligible employees. This Plan consists of a voluntary salary deferral feature, a Company matching contribution, and an additional Company profit-sharing contribution to be determined annually by the Company. The Company expensed $433 in 1999 and $200 in 1998 for the International Savings and Benefit Plan.

   The Company is the sponsor for several other defined contribution plans that cover salaried and hourly employees for which the Company does not provide matching contributions. The cost of these plans to the Company was not significant in 1999, 1998 and 1997.

   DEFINED BENEFIT PLANS--The Company has participated in three defined benefit plans sponsored by the Company's Canadian subsidiary and makes contributions to union sponsored multi-employer pension plans. Prior to 1997, CB&I participated in a defined benefit plan sponsored by the former Parent Company (the "CBI Industries Pension Plan").

   The following tables reflect information for the Canadian plans:


                                                                     1999        1998       1997
------------------------------------------------------------------------------------------------
COMPONENTS OF NET PERIODIC PENSION COST
------------------------------------------------------------------------------------------------
Service cost                                                    $      --   $      --   $     --
Interest cost                                                         576         687      1,007
Expected return on plan assets                                     (1,227)     (1,513)    (1,806)
Recognized net actuarial (gain)/loss                                   92      (1,116)      (126)
Settlement loss due to annuity purchase                               (44)        147         --
Settlement loss due to distribution of surplus to members              --       1,016         --
------------------------------------------------------------------------------------------------
  Net periodic pension cost/(income)                            $    (603)  $    (779)  $   (925)
================================================================================================

CHANGE IN PENSION BENEFIT OBLIGATION                                 1999        1998
-------------------------------------------------------------------------------------
Benefit obligation at beginning of year                         $   8,433   $  11,374
Interest cost                                                         576         687
Actuarial (gain)/loss                                                 (44)        147
Benefits paid                                                        (974)     (3,037)
Annuity purchase                                                   (1,862)         --
Currency translation                                                  529        (738)
-------------------------------------------------------------------------------------
Benefit obligation at end of year                               $   6,658   $   8,433
-------------------------------------------------------------------------------------

CHANGE IN PLAN ASSETS
-------------------------------------------------------------------------------------
Fair value at beginning of year                                 $  15,983   $  23,532
Actual return on plan assets                                        1,791       1,326
Benefits paid                                                        (974)     (4,053)
Annuity purchase                                                   (1,862)         --
Employer reversion                                                     --      (3,831)
Currency translation                                                  943        (991)
-------------------------------------------------------------------------------------
Fair value at end of year                                          15,881      15,983
-------------------------------------------------------------------------------------

Funded status                                                       9,223       7,550
Unrecognized net prior service costs                                  127         126
Unrecognized net actuarial gains                                   (1,588)       (986)
-------------------------------------------------------------------------------------
Prepaid pension asset                                           $   7,762   $   6,690
=====================================================================================

   The principal defined benefit plan assets consist of long-term investments, including equity and fixed income securities and cash. The significant assumptions used in determining the Company's pension expense and the related pension obligations were:


                                                                     1999        1998       1997
------------------------------------------------------------------------------------------------
Discount rate                                                 7.50 - 8.50%   6 - 8.50%  6 - 8.50%
Long-term rate of return on plan assets                              7.50%       7.50%      7.50%
------------------------------------------------------------------------------------------------

1999 ANNUAL REPORT                                                           37

   In 1997, a portion of the salaried plan was converted from a defined benefit to a defined contribution arrangement. All active members ceased accruing benefits under the defined benefit provision and commenced participation in the defined contribution arrangement. The remaining members (retirees and deferreds) continue to have benefits under the plan. In 1994, CB&I announced its intention to terminate the field construction plan. During 1998, members who elected to transfer their balance from this plan were paid out, and annuities were purchased for members who elected the pension option and for the pensioners. The remaining surplus assets reverted to CB&I. In 1996, CB&I announced its intention to terminate the hourly plan. During 1999, annuities were purchased for all hourly plan members entitled to basic benefits. Benefit settlements under the hourly plan have been settled and no benefit liabilities remain. A surplus sharing agreement with the participants was developed in 1998, and has been presented to the plan members. During 1999, the hourly plan members agreed to the surplus sharing agreement and it awaits approval by Canadian authorities. Upon approval, a portion of the hourly plan assets will revert to the Company.

   The Company made contributions of $3,275 in 1999, $2,773 in 1998 and $3,991 in 1997 to certain union sponsored multi-employer pension plans. Benefits under these defined benefit plans are based on years of service and compensation levels.

   The CBI Industries Pension Plan was the principal non-contributory tax qualified defined benefit plan of CB&I and covered most U.S. salaried employees of CB&I. Benefit accruals under the CBI Industries Pension Plan for CB&I employees were discontinued as of December 31, 1996. The Company's obligation to fund its portion of the accumulated benefit obligation for its participants in excess of plan assets was fixed at $17,270 as of December 31, 1996, as agreed to by CB&I and Praxair. This obligation is payable ratably to Praxair over a 12-year period beginning December 1, 1997 with interest at 7.5%. The Company incurred $1,070 in 1999, $1,178 in 1998 and $1,284 in 1997 of pension expense and has a remaining pension liability to Praxair of $13,033 and $14,482 as of December 31, 1999 and 1998.

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

   Effective January 1, 1997, CB&I discontinued its participation in the program sponsored by the former Parent Company, and the future obligation for CB&I's active employees as of December 31, 1996 under this program has been assumed by the Company.

   The following tables reflect information for the assumed and current employees of the Company:


                                                                           1999        1998       1997
------------------------------------------------------------------------------------------------------
COMPONENTS OF NET PERIODIC POSTRETIREMENT BENEFIT COST
------------------------------------------------------------------------------------------------------
Service cost                                                          $     278   $     298   $    253
Interest cost                                                               457         519        488
Unrecognized prior service cost                                             (85)         --         --
Recognized net actuarial gain                                                --          (7)       (47)
Curtailment gain                                                             --          --       (812)
------------------------------------------------------------------------------------------------------
  Net periodic postretirement benefit cost/(income)                   $     650   $     810   $   (118)
======================================================================================================


   The significant assumptions used in determining the other postretirement benefit expense were a discount rate of 6.75% in 1999, 7.0% in 1998, and 7.5% in 1997; and a salary scale of 4.25% in 1999, 1998 and 1997. During 1999, the Company changed its postretirement life insurance benefits program. The curtailment gain of $812 recognized in 1997 was related to the closure of the Company's manufacturing facility in Kankakee, Illinois.


                                                                           1999        1998
-------------------------------------------------------------------------------------------
CHANGE IN POSTRETIREMENT BENEFIT OBLIGATION
-------------------------------------------------------------------------------------------
Benefit obligation at beginning of year                               $   7,946   $   7,275
Service cost                                                                278         298
Interest cost                                                               457         519
Assumption change                                                            63         173
Effect of plan change                                                    (1,276)         --
Retiree contributions                                                       255          77
Benefits paid                                                              (422)       (396)
-------------------------------------------------------------------------------------------
Benefit obligation at end of year                                         7,301       7,946
===========================================================================================

Funded status                                                            (7,301)     (7,946)
Unrecognized prior service cost                                          (1,192)         --
Unrecognized net actuarial gain                                            (599)       (662)
-------------------------------------------------------------------------------------------
Accrued postretirement benefit obligation                             $  (9,092)  $  (8,608)
===========================================================================================

38                                          CHICAGO BRIDGE & IRON COMPANY N.V.




   Because the medical plan offers a defined dollar benefit, the accumulated postretirement benefit obligation, service cost and interest cost are unaffected by a 1% increase or decrease in the assumed rate of medical inflation.

   The Company's financial obligation with respect to retired employees of CB&I as of December 31, 1996 was fixed at $21,400 as of December 31, 1996, as agreed to by CB&I and Praxair. This obligation is payable ratably to Praxair over a 12-year period beginning December 1, 1997 with interest at 7.5%. The Company incurred $1,326 in 1999, $1,457 in 1998 and $1,593 in 1997 of other postretirement expense for these retirees and has a remaining postretirement benefit liability to Praxair of $16,150 and $17,945 as of December 31, 1999 and 1998.


9. MANAGEMENT PLAN

The Company established the Chicago Bridge & Iron Management Defined Contribution Plan (the "Management Plan") in early 1997. The Management Plan is not qualified under Section 401(a) of the U.S. Internal Revenue Code ("the Code") and each participant's account is treated as a separate account under
Section 404(a) (5) of the Code. Upon consummation of the Offering, the Company made a contribution to the Management Plan in the form of 925,670 shares of Common Stock having a value of $16,662. Accordingly, the Company recorded expense of $16,662 (the "Management Plan charge") in 1997.

   The designation of the Management Plan's participants, the amount of Company contributions to the Management Plan and the amount allocated to the individual participants were determined by the Company's Management Board. The allocation to the participant's individual accounts occurs concurrently with the Company's contributions. Management Plan shares contributed concurrent with the Offering will vest in March 2000, and had vested with respect to one participant in January 1999. Upon vesting, the balance held in the individual participant's account will be distributed, except as amended (Note 11). Forfeitures of Management Plan shares under the provisions of the Management Plan will be reallocated to the other Management Plan participants.


10.  COMMON STOCK

The changes in the number of outstanding common shares were:


                                                                           1999        1998        1997
-------------------------------------------------------------------------------------------------------

Balance at beginning of year                                         11,414,294  12,517,552  12,517,552
Purchases of treasury shares                                         (1,354,033) (1,158,300)         --
Shares issued under employee and director stock plans                    87,251      55,042          --
Shares issued under the Long-Term Incentive Plan                         45,893          --          --
Shares contributed to the Chicago Bridge & Iron Savings Plan             79,577          --          --
-------------------------------------------------------------------------------------------------------
Balance at end of year                                               10,272,982  11,414,294  12,517,552
=======================================================================================================


   At the Annual Meeting of Shareholders held on May 12, 1999, the shareholders authorized the Company to cancel up to 30% of the Company's 12,517,552 issued shares of Common Stock which may be acquired and held by the Company in its own share capital. Any single cancellation is not to exceed 10% of the then issued share capital of the Company. On July 28, 1999, 1,221,865 shares of Common Stock owned by the Company were cancelled.

   EMPLOYEE STOCK PURCHASE PLAN--The Company's Employee Stock Purchase Plan provides that employees may purchase shares of Common Stock beginning January 1, 1998 at 85% of the Common Stock closing price per share on the New York Stock Exchange on the first trading day following the end of the calendar quarter. The plan provides for the purchase of up to 250,000 of authorized and unissued shares of Common Stock or treasury shares. As of December 31, 1999, 109,724 shares remain available for purchase.

   LONG-TERM INCENTIVE PLAN (THE "INCENTIVE PLAN")--Under the Company's 1999 Long-Term Incentive Plan up to 1,130,000 shares and under the Company's 1997 Long-Term Incentive Plan up to 1,251,755 shares may be granted to its executive officers, other management employees and Supervisory Directors in the form of stock options, performance shares or restricted stock units. Total compensation expense of $1,806 was recognized in 1999 and $520 in 1998 under the Incentive Plan. At December 31, 1999, 1,213,574 shares remain available for grant under the Incentive Plan.

1999 ANNUAL REPORT                                                            39





     STOCK OPTIONS--In accordance with APB Opinion No. 25, no compensation cost related to stock options granted has been recognized in the Company's Income Statement. Had compensation cost for the Employee Stock Purchase Plan and stock options granted under the Incentive Plan been determined consistent with FASB Statement No. 123 (using the Black-Scholes option pricing model), the Company's net income and net income per common share would have been reduced to the following pro forma amounts:

                                                    1999       1998      1997
-----------------------------------------------------------------------------
NET INCOME
-----------------------------------------------------------------------------
As reported                                     $ 18,384   $ 17,037   $ 5,403
Pro forma                                         17,442     16,677     4,740

NET INCOME PER COMMON SHARE--BASIC
-----------------------------------------------------------------------------
As reported                                     $   1.67   $   1.41   $   .43
Pro forma                                           1.59       1.38       .38

NET INCOME PER COMMON SHARE--DILUTED
-----------------------------------------------------------------------------
As reported                                     $   1.65   $   1.40   $   .43
Pro forma                                           1.56       1.37       .38
-----------------------------------------------------------------------------

     Using the Black-Scholes option pricing model, the fair value of each option grant is estimated on the date of grant based on the following weighted-average assumptions:


                                                  1999        1998       1997
-----------------------------------------------------------------------------
Risk-free interest rate                           5.42%       5.53%      6.87%
Expected dividend yield                           1.83%       1.64%      1.33%
Expected volatility                              44.19%      37.73%     31.65%
Expected life in years                              10          10         10
-----------------------------------------------------------------------------

     The following table summarizes the changes in stock options for the years ended December 31, 1999, 1998 and 1997:

                                                               Weighted Average
                                      Stock    Exercise Price    Exercise Price
                                    Options         Per Share         Per Share
-------------------------------------------------------------------------------
Outstanding at January 1, 1997           --                --                --
Granted                             520,248   $18.00 - $22.88            $18.06
Forfeited                           (15,945)           $18.00            $18.00
-------------------------------------------------------------------------------
Outstanding at December 31, 1997    504,303   $18.00 - $22.88            $18.06
Granted                             241,900   $ 9.19 - $16.88            $13.84
Forfeited                           (58,128)           $18.00            $18.00
-------------------------------------------------------------------------------
Outstanding at December 31, 1998    688,075    $9.19 - $18.00            $16.54
Granted                             175,106   $12.50 - $14.00            $13.13
Forfeited                            (7,500)           $18.00            $18.00
-------------------------------------------------------------------------------
Outstanding at December 31, 1999    855,681    $9.19 - $18.00            $15.83
===============================================================================

     The option exercise price equals the Common Stock's market price on date of grant. The weighted average fair value of options granted during 1999, 1998 and 1997 was $6.57, $6.56 and $8.77, respectively. At December 31, 1999, there were 855,681 options outstanding with a weighted-average remaining contractual life of 8.03 years, and 46,725 of these options were exercisable with a weighted average exercise price of $12.76.

     Options on 161,700 shares granted in 1999 and 158,900 shares granted in 1998 vest over a four-year period at a rate of one-fourth each year. Options on 3,500 shares granted in 1999 and 7,000 shares granted in 1998 vest in one year. In conjunction with the vesting of restricted stock units during 1999, options on 9,906 shares were granted and vest in seven years from the date of grant; however, if all of the shares issued with respect to the restricted stock units remain held by the participant on the third anniversary of the option grant date, vesting is accelerated to three years from the date of grant.

     The outstanding options on 438,675 shares granted in 1997 and 76,000 shares granted in 1998 are exercisable subject to achievement of a cumulative net income per common share for the three-year period from 1997 through 1999 of at least $6.25 per common share (excluding the $16,662 Management Plan charge), or if not achieved, on any succeeding April 2 if such goal, compounded an additional 15% per year, is achieved as of the end of the fiscal year then ended preceding such April 2 date, and if never so achieved, then automatically after five years from their date of grant for 490,636 shares and after nine years for 24,039 shares. Options on 6,900 shares granted in 1997 to non-executive employees, having an exercise price of $21.38 or $22.88, were repriced to $18.00 in July 1998.

40                                          CHICAGO BRIDGE & IRON COMPANY N.V.




   PERFORMANCE SHARES--Performance shares of 53,300 were granted during 1999 and 52,300 were granted during 1998 under the Incentive Plan. The shares are targeted to vest one-third each year over a three-year period, subject to achievement of specific Company performance goals. Performance shares of 20,331 were issued during 1999.

   RESTRICTED STOCK UNITS--Restricted stock units of 62,055 were granted during 1999 and 100,920 were granted in 1998 under the Incentive Plan. The units vest one-fourth each year over a four-year period. In September 1999, 50,000 restricted stock units were granted to one executive officer as additional consideration (Note 11), and vest upon the earlier of April 1, 2002 or a change of control. Restrictions on 25,562 units lapsed during 1999. 1,440 restricted stock units were forfeited during 1999.


11. STOCK HELD IN TRUST

The Management Plan (Note 9) and associated Trust was amended and restated in September 1999 to provide for the transfer of 705,560 unvested shares (valued for the balance sheet at the original Trust amount of $18.00 per share) of two executive officers into a separate Trust. These two participants agreed to exchange their interest in these shares on a one-for-one basis into restricted stock units, which vest in March 2000, and represent a right to receive Common Stock on the earliest to occur of (i) the first business day after April 1, 2002, (ii) the first business day after termination of employment, or (iii) a change of control; and for additional consideration. The amendment and restatement of the Management Plan does not change the rights of the remaining participants.


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

                                               1999        1998       1997
--------------------------------------------------------------------------------
SOURCES OF INCOME/(LOSS)
BEFORE INCOME TAXES AND MINORITY INTEREST
--------------------------------------------------------------------------------
U.S.                                        $  (6,221)  $    (143)  $(23,778)(A)
Non-U.S.                                       33,381      24,632     28,097
--------------------------------------------------------------------------------
  Total                                     $  27,160   $  24,489   $  4,319
================================================================================

(A)The U.S. loss before income taxes and minority interest in 1997 includes the Management Plan charge.

INCOME TAX (EXPENSE)/BENEFIT
--------------------------------------------------------------------------------
Current income taxes--
  U.S.                                      $      --   $      --   $     --
  Non-U.S.                                     (6,580)     (4,721)    (4,596)
--------------------------------------------------------------------------------
                                               (6,580)     (4,721)    (4,596)
--------------------------------------------------------------------------------
Deferred income taxes--
  U.S.                                         (1,448)        418      4,575
  Non-U.S.                                        423      (3,044)       751
--------------------------------------------------------------------------------
                                               (1,025)     (2,626)     5,326
--------------------------------------------------------------------------------
  Total income tax (expense)/benefit        $  (7,605)  $  (7,347)  $    730
================================================================================

RECONCILIATION OF INCOME TAXES AT THE STATUTORY RATE
AND INCOME TAX (EXPENSE)/BENEFIT
--------------------------------------------------------------------------------
Tax (expense) at statutory rate             $  (9,506)  $  (8,571)  $ (1,512)
State income taxes                                (65)         --       (394)
Non-statutory tax rate differential             1,048       1,973      3,180
Other, net                                        918        (749)      (544)
--------------------------------------------------------------------------------
Income tax (expense)/benefit                $  (7,605)  $  (7,347)  $    730
================================================================================
Effective tax rate                               28.0%       30.0%     (16.9%)
--------------------------------------------------------------------------------

     The Company's statutory rate was The Netherlands' rate of 35% in 1999, 1998 and 1997.

1999 ANNUAL REPORT                                                            41



   The principal temporary differences included in deferred income taxes reported on the December 31, 1999 and 1998 balance sheets were:

                                                    1999        1998
--------------------------------------------------------------------
CURRENT DEFERRED TAXES
--------------------------------------------------------------------
Insurance                                      $   2,390   $   2,425
Employee benefits                                    474       1,026
Contracts                                          2,627       2,405
Tax benefit of U.S. operating losses               4,564       5,307
Other                                                893         247
--------------------------------------------------------------------
                                                  10,948      11,410
Valuation allowance                              (10,948)    (11,410)
--------------------------------------------------------------------


NON-CURRENT DEFERRED TAXES
--------------------------------------------------------------------
Employee benefits                                 14,132      14,006
Insurance                                          9,675       7,533
Non-U.S. activity                                  5,304       5,299
Other                                              7,288       3,178
--------------------------------------------------------------------
                                                  36,399      30,016
Valuation allowance                              (16,207)    (15,745)
Depreciation                                     (11,035)    (11,064)
--------------------------------------------------------------------
NET DEFERRED TAX ASSETS                        $   9,157   $   3,207
====================================================================

     The Company had a valuation allowance of $27,155 as of December 31, 1999 and 1998 for its U.S. deferred tax assets, as realization is dependent on sustained U.S. taxable income. As of December 31, 1999, the Company had United States net operating loss carryforwards of approximately $22,900, which expire in 2012 to 2019. The Company did not record any Netherlands deferred income taxes on indefinitely reinvested undistributed earnings of its subsidiaries and affiliates at December 31, 1999. If any such undistributed earnings were distributed, the Netherlands participation exemption should become available under current law to significantly reduce or eliminate any resulting Netherlands income tax liability.

42                                          CHICAGO BRIDGE & IRON COMPANY N.V.





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

     The following table represents revenues by geographic segment:

                                           1999        1998       1997
----------------------------------------------------------------------
REVENUES
----------------------------------------------------------------------
North America                         $ 288,516   $ 314,975   $295,159
Europe, Africa, Middle East             159,580     225,548    134,187
Asia Pacific                             93,241     135,861    148,501
Central and South America               133,433      99,308     94,964
----------------------------------------------------------------------
  Total revenues                      $ 674,770   $ 775,692   $672,811
======================================================================

     The following list indicates revenues for individual countries in excess of 10% of consolidated revenues during any of the three years ended December 31, 1999, based on where the Company performed the work:

                                           1999        1998       1997
----------------------------------------------------------------------
United States                         $ 243,752   $ 288,162   $272,778
Venezuela                                78,126      51,019     35,414
Australia                                51,476      77,828     24,443
South Africa                             18,040      79,251     37,609
----------------------------------------------------------------------

     The following tables present income from operations, assets and capital expenditures by geographic segment:

                                           1999        1998       1997
----------------------------------------------------------------------
INCOME FROM OPERATIONS
----------------------------------------------------------------------
North America                         $   6,704   $  11,411   $  3,134(A)
Europe, Africa, Middle East               9,416      18,962     12,803
Asia Pacific                              3,019       4,905      4,886
Central and South America                10,235      (8,917)     2,634
Management Plan charge (Note 9)              --          --    (16,662)
----------------------------------------------------------------------
  Total income from operations        $  29,374   $  26,361   $  6,795
======================================================================


(A)1997 was favorably impacted by non-recurring income of approximately $3,400 from the recognition of income related to a favorable appeals court decision.

                                           1999        1998       1997
----------------------------------------------------------------------
ASSETS
----------------------------------------------------------------------
North America                         $ 161,589   $ 137,538   $181,224
Europe, Africa, Middle East              92,610      92,854     99,332
Asia Pacific                             51,458      68,133     70,708
Central and South America                31,668      50,184     49,386
----------------------------------------------------------------------
  Total assets                        $ 337,325   $ 348,709   $400,650
======================================================================

1999 ANNUAL REPORT                                                            43





     The Company's revenues earned and assets attributable to operations in The Netherlands were not significant in any of the three years ended December 31, 1999. The Company's long-lived assets are considered to be net property and equipment. Approximately 66% of these assets were located in the United States for the three years ended December 31, 1999, while the other 34% were strategically located throughout the world.

                                           1999        1998       1997
----------------------------------------------------------------------
CAPITAL EXPENDITURES
----------------------------------------------------------------------
North America                         $   9,359   $   6,374   $ 25,856
Europe, Africa, Middle East               1,611       3,550      6,095
Asia Pacific                              1,639       1,367      1,116
Central and South America                   841         958      1,888
----------------------------------------------------------------------
  Total capital expenditures          $  13,450   $  12,249   $ 34,955
======================================================================

     Although the Company manages its operations by the four geographic segments, revenues by product line are shown below:

                                                  1999        1998       1997
-----------------------------------------------------------------------------
REVENUES
-----------------------------------------------------------------------------
Flat Bottom Tanks                            $ 295,697   $ 287,382   $208,556
Low Temperature/Cryogenic Tanks and Systems     82,147     107,725    109,195
Repairs and Modifications                       67,087      63,523     57,857
Specialty and Other Structures                  65,646     129,949    153,553
Pressure Vessels                                63,443      64,078     53,279
Elevated Tanks                                  51,648      38,287     47,922
Turnarounds                                     49,102      84,748     42,449
-----------------------------------------------------------------------------
  Total revenues                             $ 674,770   $ 775,692   $672,811
=============================================================================

14. SUBSEQUENT EVENTS (UNAUDITED)

COMMON STOCK--During the first two months of 2000, the Company has repurchased 967,620 additional shares for $15,280. On January 11, 2000, 1,129,568 shares of Common Stock owned by the Company were cancelled, as authorized by shareholders on May 12, 1999 (Note 10). As of February 29, 2000, the Company had 9,375,675 shares outstanding and 790,444 treasury shares.

     ACQUISITION--On January 28, 2000, the Company purchased the assets and certain liabilities of the business now known as CB&I Trusco Tank ("Trusco") for approximately $9,000. Trusco designs, fabricates and erects steel structures, including storage and shop-built tanks, and services municipal and industrial customers primarily in the water, wastewater and petroleum markets on the U.S. West Coast. This acquisition will be accounted for under the purchase method of accounting. Pro forma presentation of financial information has not been presented as this acquisition is not significant.

44                                          CHICAGO BRIDGE & IRON COMPANY N.V.






15.  QUARTERLY OPERATING RESULTS AND COMMON STOCK DIVIDENDS AND PRICES
     (UNAUDITED)

QUARTERLY OPERATING RESULTS--The following table sets forth selected unaudited consolidated income statement information for the Company on a quarterly basis for the two years ended December 31, 1999:

QUARTER ENDED 1999              MARCH 31     JUNE 30    SEPT. 30    DEC. 31
---------------------------------------------------------------------------
Revenues                        $170,681   $ 181,202   $ 157,195   $165,692
Gross profit                      18,002      18,873      18,006     21,554
Income from operations             6,605       7,451       7,306      8,012
Net income                         4,226       4,366       4,703      5,089
---------------------------------------------------------------------------
Net income per share
  Basic                         $    .37   $     .39   $     .43   $    .49
  Diluted                            .37         .38         .42        .48
---------------------------------------------------------------------------

QUARTER ENDED 1998              MARCH 31     JUNE 30    SEPT. 30    DEC. 31
---------------------------------------------------------------------------
Revenues                        $189,881   $ 181,808   $ 204,965   $199,038
Gross profit                      16,888      17,538      18,130     19,773
Income from operations             5,424       5,911       6,520      8,506
Net income                         3,350       3,927       4,638      5,122
---------------------------------------------------------------------------
Net income per share
  Basic                         $    .27   $     .32   $     .38   $    .44
  Diluted                            .27         .32         .38        .43
---------------------------------------------------------------------------

     COMMON STOCK DIVIDENDS AND PRICES--In December 1996, the Company filed a registration statement with the Securities and Exchange Commission for an initial public offering of a majority of the shares of the Company's Common Stock. Effective March 1997, the Company completed the Offering of 11,045,941 shares of Common Stock at $18 per share. The Common Stock is traded on the New York and Amsterdam stock exchanges. As of February 2000, the Company had approximately 2,200 shareholders. The following table presents the quarterly common shares outstanding, dividends on Common Stock and range of Common Stock prices for the years ended December 31, 1999 and 1998:


QUARTER ENDED 1999                 MARCH 31     JUNE 30    SEPT. 30     DEC. 31
-------------------------------------------------------------------------------
Common shares outstanding        11,284,530  11,275,734  10,435,144  10,272,982
Common dividends per share          $   .06     $   .06     $   .06     $   .06
-------------------------------------------------------------------------------

RANGE OF COMMON STOCK PRICES
-------------------------------------------------------------------------------
New York Stock Exchange
  High                              $12 3/4     $14 1/8     $15 1/4     $14 3/4
  Low                                 9 3/8      10 1/4      13          11 5/8
  Close                              11 7/8      13 15/16    14 5/8      13 3/4
-------------------------------------------------------------------------------
Amsterdam Stock Exchange (In EUR)
  High                                12.00       12.60       14.00       14.00
  Low                                  7.70        9.40       12.24       11.00
  Close                                9.70       12.25       14.00       11.00

QUARTER ENDED 1998                 MARCH 31     JUNE 30    SEPT. 30     DEC. 31
-------------------------------------------------------------------------------
Common shares outstanding        12,267,852  12,284,748  11,659,609  11,414,294
Common dividends per share          $   .06     $   .06     $   .06     $   .06
-------------------------------------------------------------------------------

RANGE OF COMMON STOCK PRICES
-------------------------------------------------------------------------------
New York Stock Exchange
  High                              $17 5/16    $17 3/4     $15 7/8     $13 1/2
  Low                                12 7/8      15          10 1/8       8
  Close                              16 3/4      15 1/2      10 7/8      12 3/16
-------------------------------------------------------------------------------
Amsterdam Stock Exchange (In NLG)
  High                               36.00       29.50       18.50      24.00
  Low                                34.50       29.50       18.50      24.00
  Close                              36.00       29.50       18.50      24.00
-------------------------------------------------------------------------------

     The rate of exchange for the Euro (EUR) to the Dutch guilder (NLG) is fixed at 2.20371.