Form 10-K, Exhibit 13
period 2000-12-31
CHICAGO BRIDGE & IRON CO N V
filed 2001-03-29
CIK 1027884

                                                                      EXHIBIT 13







                                                                 2000 FINANCIALS

                                              CHICAGO BRIDGE & IRON COMPANY N.V.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth Selected Consolidated Financial and Other Data for the periods and as of the dates indicated. The selected consolidated income statement and cash flow data for each of the years in the five-year period ended December 31, 2000 and the selected consolidated balance sheet data as of December 31, 2000, 1999, 1998, 1997 and 1996 have been derived from the audited consolidated financial statements of Chicago Bridge & Iron Company N.V. and Subsidiaries (the "Company").

(In thousands, except share and employee data)

Years Ended December 31,                                     2000             1999               1998          1997            1996
-----------------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA
-----------------------------------------------------------------------------------------------------------------------------------
Revenues                                                $ 634,108        $ 674,770          $ 775,692     $ 672,811       $ 663,721
Cost of revenues                                          568,323          598,335            703,363       609,173         590,030
-----------------------------------------------------------------------------------------------------------------------------------
  Gross profit                                             65,785           76,435             72,329        63,638          73,691
Selling and administrative expenses                        47,215           49,849             46,959        44,988          42,921
Other operating income, net (1)                            (2,400)          (2,788)              (991)       (4,807)           (493)
Special charges (2)                                        55,664               --                 --            --              --
Management Plan charge (3)                                     --               --                 --        16,662              --
-----------------------------------------------------------------------------------------------------------------------------------
  (Loss) income from operations                           (34,694)          29,374             26,361         6,795          31,263
Interest expense                                           (5,190)          (2,980)            (3,488)       (3,892)         (5,002)
Interest income                                               430              766              1,616         1,416             990
-----------------------------------------------------------------------------------------------------------------------------------
  (Loss) income before taxes and minority interest        (39,454)          27,160             24,489         4,319          27,251
Income tax benefit (expense)                                7,020           (7,605)            (7,347)          730          (7,789)
-----------------------------------------------------------------------------------------------------------------------------------
  (Loss) income before minority interest                  (32,434)          19,555             17,142         5,049          19,462
Minority interest in (income) loss                         (1,341)          (1,171)              (105)          354          (2,900)
-----------------------------------------------------------------------------------------------------------------------------------
  Net (loss) income                                     $ (33,775)       $  18,384          $  17,037     $   5,403       $  16,562
===================================================================================================================================

PER SHARE DATA
-----------------------------------------------------------------------------------------------------------------------------------
Net (loss) income--basic (2) (4)                        $   (3.59)       $    1.67          $    1.41     $    0.43             N/A
Net (loss) income--diluted (2) (4)                          (3.59)            1.65               1.40          0.43             N/A
Dividends (4)                                                0.24             0.24               0.24          0.18             N/A
-----------------------------------------------------------------------------------------------------------------------------------

BALANCE SHEET DATA
-----------------------------------------------------------------------------------------------------------------------------------
Total assets                                            $ 543,577        $ 337,325          $ 348,709     $ 400,650       $ 351,496
Long-term debt                                            101,800           25,000              5,000        44,000          53,907
Total shareholders' equity                                155,747          104,410            101,656       103,826          90,746
Contract capital (5)                                       65,823           71,321             76,969        95,243         121,926
-----------------------------------------------------------------------------------------------------------------------------------

CASH FLOW DATA
-----------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities                    $   4,086        $  22,461          $  50,824       $40,407       $  25,159
Cash flows from investing activities                      (65,568)          (8,911)            (2,142)      (21,907)        (11,348)
Cash flows from financing activities                       50,618             (779)           (53,286)      (20,124)        (14,797)
-----------------------------------------------------------------------------------------------------------------------------------

OTHER FINANCIAL DATA
-----------------------------------------------------------------------------------------------------------------------------------
Depreciation and amortization                           $  17,541        $  17,765          $  17,710       $16,911       $  17,281
Adjusted EBITDA (6)                                        38,511           47,139             44,071        40,368          48,544
Capital expenditures                                       11,525           13,450             12,249        34,955          20,425
-----------------------------------------------------------------------------------------------------------------------------------

OTHER DATA
-----------------------------------------------------------------------------------------------------------------------------------
Number of employees:
  Salaried                                                  1,737            1,378              1,525         1,464           1,516
  Hourly and craft                                          3,954            4,288              4,928         4,630           4,432
New business taken (7)                                  $ 707,413        $ 716,499          $ 760,989     $ 757,985       $ 687,227
Backlog (7)                                               605,883          510,614            507,783       554,982         485,704
-----------------------------------------------------------------------------------------------------------------------------------

FOOTNOTES FOR PREVIOUS TABLE

(1) Other operating income, net generally represents gains on the sale of property, plant and equipment. 1997 was favorably impacted by non-recurring income of approximately $4.0 million from the recognition of income related to a favorable appeals court decision and the resolution of disputed liabilities. In addition, 1997 includes a $1.6 million gain from the sale of assets, primarily from the sale of the Cordova, Alabama, manufacturing facility.

(2) In 2000, the Company recognized special charges of $55.7 million ($44.1 million after-tax), which is equivalent to a net loss per common share of $4.69. Excluding the special charges, net income per common share was $1.10. Included in special charges were a $28.2 million non-cash valuation allowance against a net long-term receivable for the Indonesian Tuban (T.P.P.I.) Project; $22.2 million in special charges for payments associated with the Company's voluntary resignation offer, severance and other benefits-related costs; and $5.3 million in facilities-related expenses.

(3) Upon consummation of the Offering (Note 1), the Company made a contribution to the Chicago Bridge & Iron Management Defined Contribution Plan (the "Management Plan") in the form of 925,670 shares having a value of $16.7 million. Accordingly, the Company recorded expense of $16.7 million in 1997. Except as described in Note 13, all shares have vested and have been distributed.

(4) A Reorganization (Note 1) was completed in March 1997 and did not materially affect the carrying amounts of the Company's assets and liabilities. The Reorganization is reflected in the Company's financial statements as of January 1, 1997. Also in March 1997, the Company completed a common share offering (the "Offering"--Note 1). Thus, net income per share and dividend data are not applicable for years prior to 1997.

(5) Contract capital is defined as contract receivables plus net contracts in progress less accounts payable.

(6) Adjusted EBITDA is defined as income (loss) from operations plus special charges, plus the Management Plan charge, plus depreciation and amortization expenses. While EBITDA should not be construed as a substitute for operating income (loss) or a better measure of liquidity than cash flow from operating activities, which are determined in accordance with United States GAAP, it is included herein to provide additional information regarding the ability of the Company to meet its capital expenditures, working capital requirements and any future debt service. EBITDA is not necessarily a measure of the Company's ability to fund its cash needs, particularly because it does not include capital expenditures. See "Management's Discussion and Analysis of Results of Operations and Financial Condition."

(7) New business taken represents the value of new project commitments received by the Company during a given period. Such commitments are included in backlog until work is performed and revenue recognized or until cancellation. Backlog may also fluctuate with currency movements.

                                              CHICAGO BRIDGE & IRON COMPANY N.V.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and accompanying Notes.

RESULTS OF OPERATIONS

The following table indicates new business taken by geographic area for the years ended December 31, 2000, 1999 and 1998:

(In millions)
                                               2000         1999          1998
--------------------------------------------------------------------------------
NEW BUSINESS TAKEN BY GEOGRAPHIC AREA
--------------------------------------------------------------------------------
North America                                 $   404      $   293      $   276
Europe, Africa, Middle East                        83          296          211
Asia Pacific                                       63           75          108
Central and South America                         157           52          166
--------------------------------------------------------------------------------
  Total                                       $   707      $   716      $   761
================================================================================

2000 VERSUS 1999

    NEW BUSINESS TAKEN/BACKLOG--New business taken during 2000 was $707.4 million compared with $716.5 million in 1999. Over 57% of the new business taken during 2000 was for contracts awarded in North America. During 2000, new business taken increased 200% in the Central and South America (CSA) area and included the following significant awards: a liquefied natural gas (LNG) storage tank in the Caribbean, an LNG terminal in the Dominican Republic for an electric power project and tankage for a heavy crude oil storage terminal in Venezuela. New business in North America increased 38% during 2000 and included awards for process vessels and tankage for a Canadian oil sands project, pressure vessels for a refinery turnaround project in California and a grassroots storage terminal in North America. New business during 2000 declined 72% in the Europe, Africa, Middle East (EAME) area and 15% in the Asia Pacific (AP) area. The decline was due in large measure to softer regional demand from the Company's core hydrocarbon customers, coupled with the fact that the EAME area received an order in 1999 for an LNG expansion project valued in excess of $100 million. Backlog at December 31, 2000 was $605.9 million (including backlog of $125.1 million from the acquisition of Howe-Baker International, L.L.C. ["HBI"]) compared with the backlog at December 31, 1999 of $510.6 million. During 2000, the Company removed the $50.0 million remaining on the Tuban (T.P.P.I.) Project (Note 4) from backlog.

   Including the backlog acquired from the Engineered Construction Division and the Water Division ("PDM Divisions") of Pitt-Des Moines, Inc. ("PDM") in February 2001, backlog increased to approximately $750 million at December 31, 2000 on a pro forma basis. The Company anticipates new business in 2001 to increase due to the following factors: additional business opportunities resulting from recent acquisitions, an emerging upturn in the energy market and an upturn in capital spending by customers in the hydrocarbon industry.

    REVENUES--Revenues were $634.1 million in 2000 compared with $674.8 million in 1999. The decline in revenues year over year was due primarily to reduced capital spending in the hydrocarbon industry and the resultant impact on the Company's base business. The Company's revenues fluctuate based on the changing project mix and are dependent on the amount and timing of new awards, and another matters such as project schedules. During 2000, revenues increased 12% in North America and 11% in the EAME area, but declined 44% in the CSA area and 36% in the AP area. The decrease in revenue in the CSA area resulted from a significant volume of work being put in place in 1999 following a record level of new business awarded during 1998. Included in the 2000 results was $44.0 million in revenues from start-up and recently acquired businesses. HBI has not been included in the results of operations for 2000, but will be reflected effective January 1, 2001.

    The Company expects improving market conditions in the second half of 2001 and anticipates that total revenue for 2001, including HBI and 11 months for the PDM Divisions, should exceed $1.1 billion. Achievement of this expectation is dependent on the amount and timing of new awards, and on other matters such as project schedules. Revenues in 2001 are expected to improve as contract awards, particularly in CSA, taken in 2000 are put into place. The Company's flow of revenue will fluctuate based on the changing mix of projects worldwide. Based on the current backlog, it is expected that there will be a shift in the geographic distribution of revenues with an increase in North America and CSA and a decline in EAME.

    GROSS PROFIT--Gross profit decreased $10.6 million to $65.8 million in 2000 from $76.4 million in 1999. Gross profit as a percentage of revenues ("gross margin") was 10.4% in 2000 and 11.3% in 1999, reflecting market conditions and $3.2 million of continuing start-up costs at the Company's high purity piping business.

    SPECIAL CHARGES--During 2000, the Company took additional actions to size its operations appropriately for the level of base business going forward and to position its core business in advance of the acquisition and integration of HBI. The Company recognized special charges of $55.7 million in 2000. The Company recorded charges of $17.7 million for involuntary and voluntary terminations of 275 employees (including 230 salaried employees, a 16% reduction in the Company's pre-HBI number of salaried employees) and $4.5 million for other benefits-related charges. The Company also recognized charges of $5.3 million reflecting the commitment to downsize or lower costs at five facilities worldwide and other exit costs including asset write-downs and lease termination costs. A special charge of $28.2 million in the fourth quarter resulted from a full valuation allowance against a net long-term receivable for the Tuban (T.P.P.I.) Project and was based on the Company's assessment of the status of the project. For a further discussion of the special charges, see Note 4 to the Consolidated Financial Statements.

    The Company anticipates integration costs and synergies for the recent acquisitions to be about equal at $4.0 - $5.0 million each during 2001. Restructuring costs including facility rationalizations are expected to be higher than the integration savings during the first half of 2001.

    (LOSS) INCOME FROM OPERATIONS--Income from operations, excluding the special charges, decreased 28.6% to $21.0 million in 2000, compared with $29.4 million in 1999. The decline was due primarily to losses at the aforementioned high purity piping business totaling $7.9 million for the year. The Company continues to evaluate and has taken certain actions to improve results from its high purity piping business. Including the special charges, the loss from operations was $34.7 million. The fourth quarter of 2000 results include the recognition of $3.1 million of income related to a favorable trial court decision from a claim against certain of the Company's insurers to recover legal fees expended in an environmental litigation. Selling and administrative expenses decreased to $47.2 million, or 7.4% of revenues, in 2000 compared with $49.8 million, or 7.4% of revenues, in 1999. The 2000 selling and administrative expenses included $4.7 million for the high purity piping business and a $3.8 million decrease in performance-based and variable pay compared with 1999.

   Interest expense increased $2.2 million to $5.2 million in 2000 from $3.0 million in 1999. The increase was mostly due to higher average debt levels in 2000. Interest income consisted primarily of interest earned on cash balances at non-U.S. subsidiaries and decreased to $0.4 million in 2000 compared with $0.8 million in 1999. Net interest expense increased $2.6 million to $4.8 million in 2000 compared with $2.2 million in 1999. The Company expects interest expense to increase in 2001 compared with 2000 due to higher average debt levels, primarily from recent acquisitions, and additional cash requirements for the repurchase of shares from PDM.

   The Company recorded a $7.0 million income tax benefit in 2000 compared with a $7.6 million income tax expense in 1999. Excluding the special charges, income tax expense would have been $4.5 million in 2000, or an effective tax rate of 28.0% in 2000 compared with 28.0% in 1999. The Company believes the inclusion of HBI will generate U.S. taxable income and as a result is anticipating an effective tax rate of 34% in 2001.

   Net income for 2000 was $10.3 million, or $1.10 per diluted share, excluding the special charges, compared with net income of $18.4 million, or $1.65 per diluted share, for 1999. Including the special charges, the net loss for 2000 was $33.8 million or $3.59 per diluted share, and the fourth quarter net loss was $39.4 million or $4.08 per diluted share.

                                              CHICAGO BRIDGE & IRON COMPANY N.V.

1999 VERSUS 1998

    NEW BUSINESS TAKEN/BACKLOG--New business taken during 1999 was $716.5 million compared with a historically high level of $761.0 million in 1998. The level of new business taken was achieved in spite of challenging market conditions for the engineering and construction industry. Included in the 1999 new business taken was an order for an LNG expansion project in Nigeria worth in excess of $100 million, one of the Company's largest single project awards in over a decade, and tankage for a crude export terminal in Russia on the Black Sea at the terminus of the Caspian pipeline. Over 59% of the new business taken during 1999 was for contracts awarded outside of North America. During 1999, new business taken increased 40% in the EAME area and 6% in North America, but declined 68% in the CSA area and 31% in the AP area. The CSA decline is a result of returning to a more historic level of new business after the record level of new business achieved in 1998. Backlog at December 31, 1999 was $510.6 million compared with the backlog at December 31, 1998 of $507.8 million.

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

    GROSS PROFIT--Gross profit increased $4.1 million to $76.4 million in 1999 from $72.3 million in 1998. Gross margin was 11.3% in 1999 and 9.3% in 1998. Gross profit increased as a result of project cost savings, contract extras and expanded scope. Gross profit also benefited from favorable developments related to outstanding legal exposures, including reductions of $1.0 million from product liability litigation and $0.8 million from potential liability claims.

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

    Interest expense decreased $0.5 million to $3.0 million in 1999 from $3.5 million in 1998. The decrease primarily reflected lower average debt levels. Interest income consisted primarily of interest earned on cash balances at non-U.S. subsidiaries and decreased to $0.8 million in 1999 compared with $1.6 million in 1998. Net interest expense increased $0.3 million to $2.2 million in 1999 compared with $1.9 million in 1998.

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

LIQUIDITY AND CAPITAL RESOURCES

In 2000, the Company generated cash from operations of $4.1 million compared with $22.5 million in 1999. The reduction in operating cash flow was due primarily to $7.1 million of payments related to special charges and $11.0 million from reduced operating income and increased net interest expense.

    In 2000, the Company expended $11.5 million for capital expenditures and realized $4.2 million in proceeds from the sale of property and equipment. The capital expenditures in 2000 included $6.3 million for field equipment, $3.6 million for the improvement of facilities and $1.6 million for information systems. In 1999, the Company expended $13.5 million for capital expenditures and realized $4.5 million in proceeds from the sale of field equipment and an excess warehouse facility. The capital expenditures in 1999 included $5.9 million for information systems, $4.8 million for field equipment and $2.8 million for the improvement of facilities.

   On December 1, 2000, the Company and a group of five banks entered into a three-year, unsecured $200 million revolving credit facility replacing the Company's prior $100 million revolving credit facility. Under the new revolving credit facility, committed amounts are available for general corporate purposes, including working capital, letters of credit, share repurchase, acquisitions and other requirements of the Company. Letters of credit may be issued, subject to a $100 million sublimit, on a committed basis and expire one year after issuance, unless otherwise provided. The revolving credit facility will terminate on December 1, 2003.

   At December 31, 2000, the Company's long-term debt stood at $101.8 million compared with $25.0 million at the end of 1999. This increase reflects expenditures for business acquisitions of $58.3 million, assumed debt of $5.7 million from the HBI acquisition and $18.8 million for the purchase of 1,183,664 shares of the Company's stock, or 12% of shares outstanding as of year-end 1999. During 1999, the Company had repurchased 1,354,033 shares, or 12% of shares outstanding as of year-end 1998 for $17.5 million. The Company ended 2000 with contract capital of $65.8 million, a $5.5 million decrease from December 31, 1999. Cash and cash equivalents at year-end were $7.5 million compared with $18.4 million at the end of 1999.

   On December 28, 2000, the Company acquired the entire ownership interest of Howe-Baker International, L.L.C. from WEDGE Group Incorporated ("WEDGE") for a consideration of 8,146,665 shares of the Company (valued at $12.8875 per share), $43.0 million in cash and the assumption of certain liabilities. The issuance of these shares resulted in a 85% increase in shares outstanding at the date of acquisition. Immediately following this transaction, First Reserve Fund VIII, L.P. ("First Reserve") acquired from WEDGE 4,323,333 shares of the Company. As part of this transaction, First Reserve purchased an additional 530,000 shares of the Company from WEDGE and one of its affiliates and the Company agreed to grant First Reserve a warrant to purchase 82,118 shares of the Company at an exercise price of NLG .01 per share. First Reserve exercised this warrant on February 22, 2001.

   On February 7, 2001, the Company acquired substantially all of the assets of the Engineered Construction Division and the Water Division of Pitt-Des Moines, Inc. (Note 16) for 2,848,172 shares of the Company (including 282,575 collar shares for price protection, if required) and $40.0 million in cash. PDM is obligated to remit to the Company net proceeds from the disposition of these shares in excess of $44.0 million. The source of funds for the cash portion of the purchase price was a private placement of 837,692 shares of the Company to Farinvest, Ltd., an affiliate of WEDGE (for a price of $13.6 million) and 1,623,846 shares of the Company plus a warrant to purchase 251,598 shares of the Company at an exercise price of NLG .01 per share to First Reserve (for a total price of $26.4 million), plus a warrant for 250,000 shares of the Company, subject to decrease depending on the number of shares repurchased by the Company prior to June 30, 2001. The issuance of a total of 5,309,710 shares represents a 30% increase in shares outstanding from December 31, 2000. First Reserve exercised the warrant to purchase 251,598 shares on February 22, 2001. On March 15, 2001, the Company called 524,781 shares from PDM priced at $9.0 million and a return of the 282,575 collar shares issued for price protection. The Company sold these 807,356 shares at $17.75 (less expenses), based on an agreement entered into on February 23, 2001, to an unaffiliated group of investors for a total price of $14.3 million. PDM has the right to require the Company to repurchase the remaining 2,040,816 shares at $17.15 per share, for a total price of $35.0 million. The Company has certain rights to call these shares prior to June 28, 2001. The Company intends to repurchase these shares from PDM. In order to accomplish the buyback of these shares, the Company is in negotiations for the sale and leaseback of its administrative office and has reflected this as an asset held for sale on its balance sheet. In addition, the Company will utilize its revolving credit facility and is also considering the sale and leaseback of other property and equipment, as well as other alternatives to finance the share buyback.

    The Company expects its revolving credit facility will be more fully utilized due to debt from the HBI acquisition, the increased size of the Company's operations resulting from recent acquisitions and additional cash requirements for the buyback of shares from PDM. As the Company manages the integration activities of its recent acquisitions, it anticipates reduced liquidity during the first half of 2001 with improvements expected as the year progresses. However, the Company expects to be able to operate within the covenants defined in its existing credit agreement. The Company is also considering the private placement market as an additional financing source.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company is exposed to market risk from changes in foreign currency exchange rates, which may adversely affect its results of operations and financial condition. The Company seeks to minimize the risks from these foreign currency exchange rate fluctuations through its regular operating and financing activities and, when deemed appropriate, through its limited use of foreign currency forward contracts. The Company's exposure to changes in foreign currency exchange rates arises from receivables, payables and firm commitments from international transactions, as well as intercompany loans utilized to finance non-U.S. subsidiaries. The Company does not use financial instruments for trading or other speculative purposes.

                                              CHICAGO BRIDGE & IRON COMPANY N.V.

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

NEW ACCOUNTING STANDARDS

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133, as amended by SFAS 138, is effective for fiscal years beginning after June 15, 2000 (quarter ended March 31, 2001, for the Company). The Company has adopted the new Statement effective as of January 1, 2001. Adoption requires the Company to record all derivative instruments on the balance sheet at their fair value and changes in the derivative's fair value are to be recorded each period in earnings, unless specific hedge accounting criteria are met. The effect of this change in accounting does not have a significant effect on the Company's results of operations or its financial position.

FORWARD-LOOKING STATEMENTS

Any statements contained herein that are not based on historical fact are forward-looking statements and represent management's best judgment as to what may occur in the future. The actual outcome and results are not guaranteed, are subject to risks, uncertainties and assumptions and may differ materially from what is expressed. A variety of factors could cause business conditions and results to differ materially from what is contained in the forward-looking statements including, but not limited to, the uncertain timing and the funding of new contract awards; project cancellations and operating risks; cost overruns on fixed-priced contracts; risks associated with percentage of completion accounting; increase in competition by competitors; fluctuating revenues resulting from the cyclical nature of the individual markets in which the Company's customers operate; reduced activity in the hydrocarbon industry, demand from which is the largest component of the Company's revenue; lack of the liquidity needed to finance expenditures prior to receipt of payment for the performance of contracts and to provide bid and performance bonds and letters of credit securing the Company's obligations under its bids and contracts; risks inherent in the Company's acquisition strategy and the ability to obtain financing for proposed acquisitions; and the Company's ability to integrate and successfully operate acquired businesses, including Howe-Baker International, L.L.C. and the Engineered Construction Division and the Water Division of Pitt-Des Moines, Inc., and manage the risks associated with those businesses. In addition, while all mandatory waiting periods for antitrust review have passed, the Federal Trade Commission ("FTC") continues to review certain aspects of the Company's acquisition of PDM's assets and the Company continues to cooperate with the FTC. Additional factors are set forth in the Company's most recent Annual Report on Form 10-K, Quarterly Report on Form 10-Q and Current Report on Form 8-K (as amended) which describe other factors that could cause actual results to differ from such forward-looking statements, as well as the Company's other filings with the Securities and Exchange Commission. The Company does not undertake to update any forward-looking statements contained herein, whether as a result of new information, future events or otherwise.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and the Supervisory Board of Chicago Bridge & Iron Company
N.V.:

We have audited the accompanying consolidated balance sheets of CHICAGO BRIDGE & IRON COMPANY N.V. (a Netherlands corporation) and SUBSIDIARIES as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States of America and The Netherlands. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CHICAGO BRIDGE & IRON COMPANY N.V. and SUBSIDIARIES as of December 31, 2000 and 1999, and the results of its operations and cash flows for each of the three years ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

Arthur Andersen
Amsterdam, The Netherlands
February 12, 2001

                                              CHICAGO BRIDGE & IRON COMPANY N.V.

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share data)

Years Ended December 31,                                                            2000           1999           1998
----------------------------------------------------------------------------------------------------------------------
Revenues                                                                        $634,108       $674,770       $775,692
Cost of revenues                                                                 568,323        598,335        703,363
----------------------------------------------------------------------------------------------------------------------
  Gross profit                                                                    65,785         76,435         72,329
Selling and administrative expenses                                               47,215         49,849         46,959
Other operating income, net                                                       (2,400)        (2,788)          (991)
Special charges (Note 4)                                                          55,664             --             --
----------------------------------------------------------------------------------------------------------------------
  (Loss) income from operations                                                  (34,694)        29,374         26,361
Interest expense                                                                  (5,190)        (2,980)        (3,488)
Interest income                                                                      430            766          1,616
----------------------------------------------------------------------------------------------------------------------
  (Loss) income before taxes and minority interest                               (39,454)        27,160         24,489
Income tax benefit (expense)                                                       7,020         (7,605)        (7,347)
----------------------------------------------------------------------------------------------------------------------
  (Loss) income before minority interest                                         (32,434)        19,555         17,142
Minority interest in income                                                       (1,341)        (1,171)          (105)
----------------------------------------------------------------------------------------------------------------------
  Net (loss) income                                                            $ (33,775)     $  18,384      $  17,037
----------------------------------------------------------------------------------------------------------------------
Net (loss) income per share (Note 2)
  Basic                                                                          $ (3.59)     $    1.67      $    1.41
  Diluted                                                                          (3.59)          1.65           1.40
----------------------------------------------------------------------------------------------------------------------

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS


(In thousands, except share data)


YEARS ENDED DECEMBER 31,                                                                         2000           1999
--------------------------------------------------------------------------------------------------------------------
ASSETS
--------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                                                                   $   7,543      $  18,407
Accounts receivable, net of allowance for doubtful accounts
  of $1,340 in 2000 and $1,054 in 1999                                                        130,868         93,811
Contracts in progress with earned revenues exceeding related progress billings (Note 5)        61,126         48,486
Deferred income taxes                                                                          14,417          1,266
Assets held for sale                                                                           13,391             --
Other current assets                                                                           10,965          6,093
--------------------------------------------------------------------------------------------------------------------
  Total current assets                                                                        238,310        168,063
--------------------------------------------------------------------------------------------------------------------
Property and equipment, net (Note 8)                                                          104,603        104,600
Long-term receivables (Notes 9 and 4)                                                          19,785         28,739
Deferred income taxes                                                                          28,332          8,773
Goodwill (Note 2)                                                                             134,158         18,010
Other non-current assets                                                                       18,389          9,140
--------------------------------------------------------------------------------------------------------------------
  Total assets                                                                              $ 543,577      $ 337,325
====================================================================================================================

LIABILITIES
--------------------------------------------------------------------------------------------------------------------
Notes payable (Note 6)                                                                      $     289      $     665
Accounts payable                                                                               66,465         44,517
Accrued liabilities (Note 8)                                                                   59,181         42,259
Contracts in progress with progress billings exceeding related earned revenues (Note 5)        59,706         53,314
Income taxes payable                                                                            3,321          4,942
--------------------------------------------------------------------------------------------------------------------
  Total current liabilities                                                                   188,962        145,697
--------------------------------------------------------------------------------------------------------------------
Long-term debt (Note 6)                                                                       101,800         25,000
Other non-current liabilities (Note 8)                                                         63,841         57,367
Minority interest in subsidiaries (Note 9)                                                     33,227          4,851
--------------------------------------------------------------------------------------------------------------------
  Total liabilities                                                                           387,830        232,915
--------------------------------------------------------------------------------------------------------------------

Commitments and Contingencies (Note 10)

SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------------------------------------------
Common stock, NLG .01 par value; authorized: 35,000,000 in 2000 and 1999;
  issued: 17,743,030 in 2000 and 11,295,687 in 1999 (Note 12)                                      91             67
Additional paid-in capital                                                                    174,320         93,393
Retained earnings                                                                               8,626         44,621
Stock held in Trust (Note 13)                                                                 (17,193)       (12,700)
Treasury stock, at cost: 13,922 in 2000 and 1,022,705 in 1999                                    (225)       (13,729)
Cumulative translation adjustment                                                              (9,872)        (7,242)
--------------------------------------------------------------------------------------------------------------------
  Total shareholders' equity                                                                  155,747        104,410
--------------------------------------------------------------------------------------------------------------------
  Total liabilities and shareholders' equity                                                $ 543,577      $ 337,325
====================================================================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

                                              CHICAGO BRIDGE & IRON COMPANY N.V.



CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

YEARS ENDED DECEMBER 31,                                                                  2000          1999          1998
--------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
--------------------------------------------------------------------------------------------------------------------------
Net (loss) income                                                                     $(33,775)     $ 18,384      $ 17,037
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
  Special charges, net of deferred income taxes of $11,559                              44,105            --            --
  Payments related to special charges                                                   (7,069)           --            --
  Depreciation and amortization                                                         17,541        17,765        17,710
  Gain on sale of property and equipment                                                (2,400)       (1,963)         (991)
Change in operating assets and liabilities (see below)                                 (14,316)      (11,725)       17,068
--------------------------------------------------------------------------------------------------------------------------
  Net Cash Provided by Operating Activities                                              4,086        22,461        50,824
--------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
--------------------------------------------------------------------------------------------------------------------------
Cost of business acquisitions, net of cash acquired (Note 3)                           (58,276)           --            --
Capital expenditures                                                                   (11,525)      (13,450)      (12,249)
Proceeds from sale of property and equipment                                             4,233         4,539        10,107
--------------------------------------------------------------------------------------------------------------------------
  Net Cash Used in Investing Activities                                                (65,568)       (8,911)       (2,142)
--------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
--------------------------------------------------------------------------------------------------------------------------
(Decrease)/increase in notes payable                                                      (565)       (2,423)        1,930
Net borrowing/(repayment) under Revolving Credit Facility                               71,100        20,000       (39,000)
Purchase of treasury stock                                                             (18,757)      (17,484)      (13,970)
Issuance of treasury stock                                                               1,060         1,742           652
Dividends paid                                                                          (2,220)       (2,614)       (2,898)
--------------------------------------------------------------------------------------------------------------------------
  Net Cash Provided by/(Used in) Financing Activities                                   50,618          (779)      (53,286)
--------------------------------------------------------------------------------------------------------------------------

(Decrease)/increase in cash and cash equivalents                                       (10,864)       12,771        (4,604)
Cash and cash equivalents, beginning of the year                                        18,407         5,636        10,240
--------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of the year                                            $  7,543      $ 18,407      $  5,636
==========================================================================================================================

CHANGE IN OPERATING ASSETS AND LIABILITIES
--------------------------------------------------------------------------------------------------------------------------
(Increase)/decrease in receivables, net                                               $  3,116      $ 13,355      $ 13,874
(Increase)/decrease in contracts in progress, net                                       (6,168)      (20,578)       15,768
Increase/(decrease) in accounts payable                                                    945         5,333       (11,368)
--------------------------------------------------------------------------------------------------------------------------
  Change in contract capital                                                            (2,107)       (1,890)       18,274
(Increase)/decrease in other current assets                                             (1,769)         (599)        6,318
Increase/(decrease) in income taxes payable and deferred income taxes                   (3,118)       (1,629)       (1,141)
Increase/(decrease) in accrued and other non-current liabilities                        (6,350)       (5,080)       (3,275)
(Increase)/decrease in other                                                              (972)       (2,527)       (3,108)
--------------------------------------------------------------------------------------------------------------------------
  Total                                                                               $(14,316)     $(11,725)     $ 17,068
==========================================================================================================================

SUPPLEMENTAL CASH FLOW DISCLOSURES
--------------------------------------------------------------------------------------------------------------------------
Cash paid for interest                                                                $  5,921      $  2,939      $  3,899
Cash paid for income taxes                                                               7,140         9,456         5,200
--------------------------------------------------------------------------------------------------------------------------

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(In thousands)


                                                                                                                         TOTAL
                                                ADDITIONAL                     STOCK     TREASURY      CUMULATIVE       SHARE-
                                       COMMON      PAID-IN     RETAINED      HELD IN        STOCK,    TRANSLATION      HOLDERS'
                                        STOCK      CAPITAL     EARNINGS        TRUST      AT COST      ADJUSTMENT       EQUITY
------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1998              $  74    $  93,691    $  14,712    $      --    $      --       $  (4,651)   $ 103,826
Comprehensive income (loss)                --           --       17,037           --           --          (3,511)      13,526
Dividends to common shareholders           --           --       (2,898)          --           --              --       (2,898)
Long-Term Incentive Plan amortization      --          520           --           --           --              --          520
Purchase of treasury stock                 --           --           --           --      (13,970)             --      (13,970)
Issuance of treasury stock                 --         (174)          --           --          826              --          652
------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998               74       94,037       28,851           --      (13,144)         (8,162)     101,656
Comprehensive income                       --           --       18,384           --           --             920       19,304
Dividends to common shareholders           --           --       (2,614)          --           --              --       (2,614)
Long-Term Incentive Plan amortization      --        1,806           --           --           --              --        1,806
Stock held in Trust (Note 13)              --       12,700           --      (12,700)          --              --           --
Purchase of treasury stock                 --           --           --           --      (17,484)             --      (17,484)
Issuance of treasury stock                 --       (1,406)          --           --        3,148              --        1,742
Cancellation of treasury stock             (7)     (13,744)          --           --       13,751              --           --
------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999               67       93,393       44,621      (12,700)     (13,729)         (7,242)     104,410
Comprehensive (loss)                       --           --      (33,775)          --           --          (2,630)     (36,405)
Dividends to common shareholders           --           --       (2,220)          --           --              --       (2,220)
Long-Term Incentive Plan amortization      --        2,969           --           --           --              --        2,969
Stock held in Trust (Note 13)              --           35           --          (35)          --              --           --
Issuance of common stock
  to Trust (Note 13)                        1        4,457           --       (4,458)          --              --           --
Issuance of common stock
  for acquisition                          35      104,655           --           --           --              --      104,690
Purchase of treasury stock                 --           --           --           --      (18,757)             --      (18,757)
Issuance of treasury stock                 --       (2,037)          --           --        3,097              --        1,060
Cancellation of treasury stock            (12)     (29,152)          --           --       29,164              --           --
------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000            $  91    $ 174,320    $   8,626    $ (17,193)   $    (225)      $  (9,872)   $ 155,747
==============================================================================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

                                              CHICAGO BRIDGE & IRON COMPANY N.V.

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data)

1. ORGANIZATION AND NATURE OF OPERATIONS

Chicago Bridge & Iron Company N.V. and Subsidiaries (the "Company"), is a global engineering and construction company specializing in the design and engineering, fabrication, field erection and repair of bulk liquid terminals, storage tanks, process vessels, low temperature and cryogenic storage facilities and other steel plate structures and their associated systems. Based on its knowledge of and experience in its industry, the Company believes it is the leading provider of field erected steel tanks and other steel plate structures, associated systems and related services in North America and one of the leading providers of these specialized products and services in the world. The Company seeks to maintain its leading industry position by focusing on its technological expertise in design, metallurgy and welding, along with its ability to complete logistically and technically complex metal plate projects virtually anywhere in the world. The Company has been continuously engaged in the engineering and construction industry since its founding in 1889. On December 28, 2000, the Company acquired Howe-Baker International, L.L.C. (Note 3), a global technology company specializing in the engineering and construction of hydrocarbon processing plants for customers in the refining, petrochemical and natural gas industries, which was organized and began operations in 1947.

    HISTORICAL ORGANIZATION--During the periods and as of the dates prior to January 1, 1996, Chicago Bridge & Iron Company ("CB&I")was a wholly owned subsidiary of Chi Bridge Holdings, Inc. ("Holdings"), which in turn was a wholly owned subsidiary of CBI Industries, Inc. ("Industries"). On January 12, 1996, pursuant to the merger agreement dated December 22, 1995, Industries became a subsidiary of Praxair, Inc. ("Praxair" and "former Parent Company"). This merger transaction was reflected in CB&I's consolidated financial statements as a purchase effective January 1, 1996.

    COMMON STOCK OFFERING--In December 1996, the Company filed a registration statement with the Securities and Exchange Commission for an initial public offering (the "Offering") of a majority of the shares of the Company's Common Stock, par value NLG .01 (the "Common Stock"). Effective March 1997, after the Reorganization discussed below, the Company completed the Offering of 11,045,941 shares of Common Stock at $18.00 per share. The Company did not receive any proceeds from the Offering, but paid a portion of the Offering costs.

    REORGANIZATION--In March 1997, Holdings effected a reorganization (the "Reorganization") whereby Holdings transferred the business of CB&I to Chicago Bridge & Iron Company N.V., a corporation organized under the laws of The Netherlands. The Reorganization did not affect the carrying amounts of CB&I's assets and liabilities, nor result in any distribution of its cash or other assets to Praxair. The Reorganization is reflected in the Company's financial statements effective January 1, 1997.

    NATURE OF OPERATIONS--Projects for the worldwide petroleum and petrochemical industry accounted for approximately 60-70% of the Company's revenues in 2000, 1999 and 1998. Numerous factors influence capital expenditure decisions in this industry, which are beyond the control of the Company. Therefore, no assurance can be given that the Company's business, financial condition and results of operations will not be adversely affected because of reduced activity due to the price of oil or changing taxes, price controls and laws and regulations related to the petroleum and petrochemical industry.

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

    REVENUE RECOGNITION--Revenues are recognized using the percentage of completion method. Contract revenues are accrued based generally on the percentage that costs-to-date bear to total estimated costs. The cumulative impact of revisions in total cost estimates during the progress of work is reflected in the period in which these changes become known. Contract revenue reflects the original contract price adjusted for agreed upon change orders and estimated minimum recoveries of claims. At December 31, 2000, the Company had net outstanding claims recognized of $11,000. Losses expected to be incurred on contracts in process are charged to income as soon as such losses are known.

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

    FOREIGN CURRENCY TRANSLATION AND EXCHANGE--The primary effects of foreign currency translation adjustments are recognized in shareholders' equity as cumulative translation adjustment, net of tax. Foreign currency exchange gains/(losses) are included in the determination of income, and were $1,481 in 2000, $(550) in 1999 and $615 in 1998.

    PER SHARE COMPUTATIONS--


                                                         2000           1999           1998
-------------------------------------------------------------------------------------------
Net (loss) income                                   $ (33,775)     $  18,384      $  17,037
-------------------------------------------------------------------------------------------
Weighted average shares outstanding--basic          9,405,789     10,998,872     12,117,573
  Effect of restricted stock units                          *        141,282         29,438
  Effect of performance share units                         *         14,064          5,127
  Effect of directors deferred fee shares                   *          7,626            711
  Effect of stock options                                   *          6,997             --
-------------------------------------------------------------------------------------------
Weighted average shares outstanding--diluted        9,405,789     11,168,841     12,152,849
===========================================================================================
NET (LOSS) INCOME PER SHARE
-------------------------------------------------------------------------------------------
Basic                                             $    (3.59)    $    1.67        $    1.41
Diluted                                                (3.59)*        1.65             1.40
-------------------------------------------------------------------------------------------

* The effect of restricted stock and performance share units, directors deferred fee shares and stock options were not included in the calculation of diluted earnings per share as they were antidilutive due to the net loss for the year.

    CASH EQUIVALENTS--Cash equivalents are considered to be all highly liquid securities with original maturities of three months or less.

    PROPERTY AND EQUIPMENT--Property and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives: buildings and improvements, 10 to 40 years; plant and field equipment, 3 to 20 years. Renewals and betterments, which substantially extend the useful life of an asset, are capitalized and depreciated. Depreciation expense was $16,879 in 2000, $17,263 in 1999 and $17,222 in 1998.

    GOODWILL--The Company records the excess of cost over the fair value of identifiable net assets as goodwill on the balance sheet. Goodwill is amortized on a straight-line basis over periods of 7 to 40 years. Amortization expense was $662 in 2000, $502 in 1999 and $488 in 1998. Accumulated amortization was $2,628 as of December 31, 2000 and $1,966 as of December 31, 1999. The carrying value of goodwill is reviewed periodically based on the undiscounted cash flows of the entity over the remaining amortization period. If this review indicates that goodwill is not recoverable, the Company's carrying value of goodwill would be reduced to fair value.

    The Company's valuation allowance of $27,155 for deferred tax assets recorded in connection with the Praxair acquisition accounting reduced the Company's remaining IPO goodwill of $17,075 following the acquisition of HBI in 2000. The Company believes that it will generate sustained U.S. taxable income as a result of inclusion of HBI's operating results in the U.S. consolidated income tax return.

    PRECONTRACT COSTS--Precontract costs are charged to cost of revenues as incurred. However, certain precontract costs are deferred to the balance sheet if their recoverability from the contract is probable. Precontract costs deferred to the balance sheet were $1,838 as of December 31, 2000 and $952 as of December 31, 1999.

                                              CHICAGO BRIDGE & IRON COMPANY N.V.

    FINANCIAL INSTRUMENTS--The Company uses various methods and assumptions to estimate the fair value of each class of financial instrument. Due to their nature, the carrying value of cash and cash equivalents, accounts receivable, accounts payable, notes payable and long-term debt approximates fair value. The Company's other financial instruments are not significant.

    FORWARD CONTRACTS--Although the Company does not engage in currency speculation, it periodically uses forward contracts to hedge foreign currency transactions. Gains or losses on forward contracts are included in income. At December 31, 2000, the Company had $2,495 of outstanding foreign currency exchange contracts to sell Dutch guilders, $1,368 of outstanding foreign currency exchange contracts to buy Euros, $1,041 of outstanding foreign currency exchange contracts to buy Canadian dollars, $688 of outstanding foreign currency exchange contracts to sell British pounds and a $355 outstanding foreign exchange contract to buy Spanish pesetas. These forward contracts hedged intercompany loans utilized to finance non-U.S. subsidiaries and will mature within 10 days after year-end. The fair value of these forward contracts approximated their carrying value in the financial statements at December 31, 2000. The counterparties to the Company's forward contracts are major financial institutions, which the Company continually evaluates as to their creditworthiness. The Company has never experienced, nor does it anticipate, nonperformance by any of its counterparties.

    NEW ACCOUNTING STANDARDS--In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133, as amended by SFAS 138, is effective for fiscal years beginning after June 15, 2000 (quarter ended March 31, 2001, for the Company). The Company has adopted the new Statement effective as of January 1, 2001. Adoption requires the Company to record all derivative instruments on the balance sheet at their fair value and changes in the derivative's fair value are to be recorded each period in earnings, unless specific hedge accounting criteria are met. The effect of this change in accounting does not have a significant effect on the Company's results of operations or its financial position.

    RESEARCH AND DEVELOPMENT--Expenditures for research and development activities, which are charged to income as incurred, amounted to $1,385 in 2000, $1,294 in 1999 and $860 in 1998.

    RECLASSIFICATION OF PRIOR YEAR BALANCES--Certain prior year balances have been reclassified to conform with current year presentation.

3. ACQUISITIONS

On December 28, 2000, the Company acquired Howe-Baker International, L.L.C. from WEDGE Group Incorporated, a private investment firm that owned 100% of HBI. HBI is a leading U.S.-based engineering and construction firm specializing in the design and construction of hydrocarbon processing plants for customers in the refining, petrochemical and natural gas processing industries. Under the terms of the transaction, the Company paid $28,000 in cash, issued 8,146,665 shares (valued at $104,990 at $12.8875 per share) to WEDGE and assumed certain liabilities (including $5,700 in long-term debt). These consideration amounts exclude the value of future earnout obligations assumed in the transaction. Under the purchase agreement, an upward adjustment in purchase price of $15,000 was made based on the actual level of cash in HBI working capital on the closing date. Immediately following the transaction, WEDGE sold 4,323,333 shares of the Company's Common Stock to First Reserve Fund VIII, L. P. at a price of $16.25 per share. First Reserve purchased an additional 530,000 shares from WEDGE for which the Company provided a warrant to First Reserve for the purchase of 82,118 shares of the Company's Common Stock at an exercise price of NLG .01 per share. Shareholder agreements with WEDGE and First Reserve include board representations, standstill provisions, registration rights and restrictions with respect to voting rights. The cash portion of the purchase price was funded out of borrowings under the Company's revolving credit facility. This acquisition was accounted for under the purchase method of accounting. The purchase price has been allocated to assets acquired and liabilities assumed based on estimated fair values at the date of acquisition and the balance of approximately $130,000 was recorded as goodwill. Goodwill will be amortized on a straight-line basis over 40 years. The fair values of assets acquired and liabilities assumed are subject to final adjustment. The results of operations for HBI will be included in the Company's results of operations effective January 1, 2001.

   The following presents (unaudited) pro forma results of operations for the years ended December 31, 2000 and 1999 as if HBI had been combined as of January 1, 1999. These pro forma results do not purport to be indicative of the combined results of operations that would have occurred had the acquisition been made as of January 1, 1999 or of results which may occur in the future.

                                                                       PRO FORMA
                                                                     (UNAUDITED)
                                                                        YEAR END
                                                                    DECEMBER 31,
                                                             2000           1999
--------------------------------------------------------------------------------
Revenues                                                 $  870,977    $ 984,339
Net (loss) income                                           (25,246)      32,031
Net (loss) income per share
  Basic                                                  $    (1.42)   $    1.67
  Diluted                                                     (1.42)        1.65
================================================================================

   On May 17, 2000, the Company purchased the assets and assumed certain liabilities of Pacific Pure Water Asia Pte Ltd. ("Pacific Pure") for approximately $2,300. Pacific Pure provides ultra pure systems for customers in the microelectronics, pharmaceutical and biotechnology industries. The purchase price has been allocated to assets acquired and liabilities assumed based on estimated fair values at the date of acquisition and the balance of approximately $1,800 was recorded as goodwill. This acquisition was accounted for under the purchase method of accounting. Goodwill is amortized on a straight-line basis over seven years. The fair values of assets acquired and liabilities assumed are subject to final adjustment. Pro forma presentation of financial information has not been presented, as the amounts were not significant.

   On January 28, 2000, the Company purchased the assets and assumed certain liabilities of the business now known as CB&I Trusco Tank ("Trusco") for approximately $9,400. Trusco designs, fabricates and erects steel structures, including storage and shop-built tanks, and services municipal and industrial customers primarily in the water, wastewater and petroleum markets on the U.S. West Coast. The purchase price has been allocated to assets acquired and liabilities assumed based on estimated fair values at the date of acquisition and the balance of approximately $1,500 was recorded as goodwill. This acquisition was accounted for under the purchase method of accounting. Goodwill is amortized on a straight-line basis over 40 years. Pro forma presentation of financial information has not been presented, as the amounts were not significant.

4. SPECIAL CHARGES

The Company's accrued expense balances and activity relating to the special charges for the year ended December 31, 2000 were as follows:


                                                                       VOLUNTARY
                                                                     RESIGNATION       TUBAN
                                                                          OFFER,     PROJECT
                                                                   SEVERANCE AND   VALUATION
                                                                  OTHER BENEFITS   ALLOWANCE    FACILITIES        TOTAL
-----------------------------------------------------------------------------------------------------------------------
Special charges                                                     $  22,182      $  28,200    $   5,282     $  55,664
Cash payments                                                          (6,646)            --         (423)       (7,069)
Non-cash activities                                                    (4,662)       (28,200)      (4,021)      (36,883)
-----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000                                        $  10,874      $      --    $     838     $  11,712
=======================================================================================================================


    VOLUNTARY RESIGNATION OFFER, SEVERANCE AND OTHER BENEFITS--In October 2000, the Company presented a voluntary resignation offer (the "Offer") to 156 of its U.S. and U.S. expatriate salaried employees who had accumulated a combination of years of service and age that added up to at least 80. The Company recorded a special charge in the fourth quarter of $13,400 for the anticipated payments associated with 107 employees accepting the Offer. In 2000, the Company recorded severance and other charges of $4,277 reflecting the Company's commitment to plans primarily associated with the integration of HBI and the Company. The plans include reorganization costs, primarily severance related. Severance charges related to the involuntary termination of approximately 48 employees in the United States and 120 employees in non-U.S. operations. The $4,505 of other benefits-related charges include non-cash costs of $2,505 related to the Company's Long-Term Incentive Plan resulting from change of control provisions triggered as a result of the Company's acquisition of HBI. The remaining charge is attributable to the Company's wind-up of a defined benefit plan. Cash payments related to the remaining liability will be substantially made in 2001.

    TUBAN PROJECT VALUATION ALLOWANCE--In November 2000, the Company was carrying a net $28,200 long-term receivable on its balance sheet related to the Tuban (T.P.P.I.) Project, and had approximately $50,000 remaining in its backlog for the Tuban Project. The Company recognized a charge of $28,200 in the fourth quarter of 2000 as a full valuation allowance against this net long-term receivable and removed the $50,000 for the Tuban Project from its backlog as the Company determined that the realizability of this long-term receivable and backlog was no longer probable. This decision was based on the Company's assessment of the status of the Tuban Project

                                              CHICAGO BRIDGE & IRON COMPANY N.V.

and the extended period of time that the Tuban project has been suspended. While the Company continues to believe the Tuban Project is viable, and will ultimately restart, the Company felt it was appropriate to establish this valuation allowance to properly reflect its current status in the Company's financial statements.

    FACILITIES--In the fourth quarter of 2000, the Company recorded charges of $5,282 reflecting the Company's commitment to downsize or lower costs at five facilities worldwide and other exit costs including asset write-downs and lease termination costs. These charges are for the anticipated sale of three facilities and the termination of leases at two others.

5. CONTRACTS IN PROGRESS

Contract terms generally provide for progress billings based on completion of certain phases of the work. The excess of revenues recognized for construction contracts over progress billings on contracts in progress is reported as a current asset and the excess of progress billings over revenues recognized on contracts in progress is reported as a current liability as follows:

                                                                                                            2000               1999
------------------------------------------------------------------------------------------------------------------------------------
CONTRACTS IN PROGRESS
------------------------------------------------------------------------------------------------------------------------------------
Revenues recognized on contracts in progress                                                          $1,146,351           $808,312
Billings on contracts in progress                                                                      1,144,931           (813,140)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                      $    1,420           $ (4,828)
====================================================================================================================================
Shown on balance sheet as:
Contracts in progress with earned revenues exceeding related progress billings                        $   61,126           $ 48,486
Contracts in progress with progress billings exceeding related earned revenues                           (59,706)           (53,314)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                      $    1,420           $ (4,828)
====================================================================================================================================

6. NOTES PAYABLE AND LONG-TERM DEBT

Notes payable consist primarily of short-term loans borrowed under credit facilities made available by commercial banks. The Company's weighted average interest rate for notes payable was 8.7% at December 31, 2000 and 8.5% at December 31, 1999.

   On December 1, 2000, the Company and a group of five banks entered into a three-year, unsecured $200,000 revolving credit facility (the "Revolving Credit Facility"). The Revolving Credit Facility replaced the Company's prior $100,000 revolving credit facility, which was terminated by the Company effective December 1, 2000. Under the Revolving Credit Facility, committed amounts are available for general corporate purposes, including working capital, letters of credit, share repurchase, acquisitions and other requirements of the Company. A commitment fee is applied to the amount by which the aggregate commitment exceeds the revolving credit obligation. Letters of credit may be issued, subject to a $100,000 sublimit, on a committed basis and expire one year after issuance, unless otherwise provided. The rate of interest under the Revolving Credit Facility is based on the British Banker's Association interest settlement rate, plus an interest margin determined by the Company's quarterly leverage ratio. The weighted average interest rate was 9.2% at December 31, 2000 and 6.9% at December 31, 1999. The Revolving Credit Facility contains certain restrictive covenants including net worth, interest coverage, fixed charge and leverage ratios, among other restrictions. In February 2001, the Company executed an amendment to its Revolving Credit Facility for the acquisition of the PDM Divisions, which provided for changes to certain restrictive covenants. The Revolving Credit Facility will terminate on December 1, 2003.

   In connection with the HBI acquisition on December 28, 2000, the Company assumed a $5,700 note payable bearing interest at 6.0%, with accrued interest and principal due June 30, 2002.

   Capitalized interest was insignificant in 2000, 1999 and 1998.

7. LEASES

Certain facilities and equipment, including project-related field equipment, are rented under operating leases that expire at various dates through 2006. Rental expense on operating leases was $12,770 in 2000 ($7,387 for operating leases, primarily project-related field equipment, with lease terms in excess of one month but less than one year), $14,410 in 1999 and $12,596 in 1998. Future rental commitments (for operating leases having initial or remaining noncancellable lease terms in excess of one year) during the years ending in 2001 through 2005 and thereafter are $6,225, $2,205, $1,272, $860, $765 and
$108, respectively.

8. SUPPLEMENTAL BALANCE SHEET DETAIL


                                                              2000         1999
--------------------------------------------------------------------------------
COMPONENTS OF PROPERTY AND EQUIPMENT
--------------------------------------------------------------------------------
Land and improvements                                    $   9,629    $  10,937
Buildings and improvements                                  28,834       40,961
Plant and field equipment                                  112,091      106,127
--------------------------------------------------------------------------------
  Total property and equipment                             150,554      158,025
Accumulated depreciation                                   (45,951)     (53,425)
--------------------------------------------------------------------------------
  Net property and equipment                              $104,603     $104,600
================================================================================

COMPONENTS OF ACCRUED LIABILITIES
--------------------------------------------------------------------------------
Payroll, vacation, bonuses and profit-sharing            $  14,238      $15,790
Self-insurance/retention reserves                            6,137        6,155
Postretirement benefit obligations                           2,674        2,283
Pension obligation                                           1,831        1,520
Voluntary resignation offer                                  8,211           --
Contract cost and other accruals                            26,090       16,511
--------------------------------------------------------------------------------
  Accrued liabilities                                    $  59,181      $42,259
================================================================================

COMPONENTS OF OTHER NON-CURRENT LIABILITIES
--------------------------------------------------------------------------------
Self-insurance/retention reserves                         $  11,632      $14,684
Postretirement benefit obligations                           24,122       22,959
Pension obligation                                           11,774       11,513
Other                                                        16,313        8,211
--------------------------------------------------------------------------------
  Other non-current liabilities                           $  63,841      $57,367
================================================================================

9. MINORITY INTEREST AND RELATED LONG-TERM RECEIVABLE

As part of its acquisition of HBI, the Company assumed $27,000 of minority interest related to HBI's acquisition of Schedule A, Ltd. ("Schedule A") on October 1, 1998. Effective on this date, Schedule A was admitted as a partner in Howe-Baker, LP ("HBLP"). Howe-Baker contributed $19,785 to HBLP and Schedule A contributed contracts in process and its net operating assets ($4,886) and intangible assets ($22,114). At closing, HBLP loaned to Schedule A $19,785 (carried as a long-term receivable on the balance sheet). Interest accrues at LIBOR plus a variable rate of interest of 1.9 percent through June 1, 2003, 2.9 percent through June 1, 2004, 3.9 percent through June 1, 2005, and 4.9 percent through the date of maturity of June 1, 2006. Interest is payable semiannually.

    Beginning January 1, 2003, and ending May 1, 2006, Schedule A has the option to require HBLP to redeem, or Howe-Baker to purchase, all or part of Schedule A's partnership interest. Any partnership interest not voluntarily redeemed or sold by Schedule A prior to May 1, 2006 will be deemed offered on that date. Schedule A has the right to exercise its option in whole, or the right may be exercised proportionately by Schedule A on behalf of a Schedule A partner. The consideration paid for Schedule A's partnership interest will be $19,785, plus an additional amount based on the profitability of Howe-Baker as calculated in accordance with the terms of the related option agreement. As of December 31, 2000, the additional undiscounted consideration was estimated to be $3,639, resulting in a total redemption price of approximately $23,424 for the Schedule A partnership interest.

10. COMMITMENTS AND CONTINGENCIES

    ENVIRONMENTAL MATTERS--The Company's facilities have operated for many years and substances, which currently are or might be considered hazardous, were used and disposed of at some locations, which will or may require the Company to make expenditures for remediation. In addition, the Company has agreed to indemnify parties to whom it has sold facilities for certain environmental liabilities arising from acts occurring before the dates those facilities were transferred. The Company is aware of no manifestation by a potential claimant of awareness by such claimant of a possible claim or assessment with respect to such facilities. The Company does not consider it to be probable that a claim will be asserted with respect to such facilities which claim is reasonably possible to have an unfavorable outcome, which in each case would be material to the Company. The Company believes that any potential liability for these matters will not have a material adverse effect on its business, financial condition or results of operations.

                                              CHICAGO BRIDGE & IRON COMPANY N.V.

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

    OTHER CONTINGENCIES--The Company is a defendant in a number of other lawsuits arising in the normal course of its business. The Company believes that an estimate of the possible loss or range of possible loss relating to such matters cannot be made. While it is impossible at this time to determine with certainty the ultimate outcome of these lawsuits and although no assurance can be given with respect thereto, based on information currently available to the Company and based on the Company's belief as to the reasonable likelihood of the outcomes of such matters, the Company's management believes that adequate provision has been made for probable losses with respect thereto as best as can be determined at this time. The Company believes that the ultimate outcome, after provisions therefore, will not have a material adverse effect, either individually or in the aggregate, on the Company's business, financial condition or results of operations. The adequacy of reserves applicable to the potential costs of being engaged in litigation and potential liabilities resulting from litigation are reviewed as developments in the litigation warrant.

    The Company is jointly and severally liable for certain liabilities of partnerships and joint ventures. At December 31, 2000, the Company and certain subsidiaries had provided $237,708 of performance bonds and letters of credit to support its contracting activities arising in the ordinary course of business. This amount fluctuates based on the level of contracting activity.

    The Company has elected to retain portions of anticipated losses through the use of deductibles and self-insured retentions for its exposures related to third-party liability and workers' compensation. Liabilities in excess of these amounts are the responsibilities of an insurance carrier. To the extent the Company self insures for these exposures, reserves have been provided for based on management's best estimates with input from the Company's legal and insurance advisors. Changes in assumptions, as well as changes in actual experience, could cause these estimates to change in the near term. The Company's management believes that the reasonably possible losses, if any, for these matters, to the extent not otherwise disclosed and net of recorded reserves, will not be material to its financial position or results of operations. At December 31, 2000, the Company had outstanding surety bonds and letters of credit of $23,273 relating to its insurance program.

11. POSTRETIREMENT BENEFITS

    DEFINED CONTRIBUTION PLANS--Effective January 1, 1997, the Company adopted a tax-qualified defined contribution plan ("Chicago Bridge & Iron Savings Plan") for eligible employees. This Plan substantially replaced the former Parent Company-sponsored pension and 401(k) plans discussed below. This Plan consists of a voluntary pre-tax salary deferral feature under Section 401(k) of the Internal Revenue Code, a Company matching contribution, and an additional Company profit-sharing contribution in the form of cash or the Company's Common Stock to be determined annually by the Company. The Company expensed $7,569 in 2000, $7,369 in 1999 and $7,845 in 1998 for the Chicago Bridge & Iron Savings Plan.

    Effective January 1, 1998, the Company established a defined contribution plan ("International Savings and Benefit Plan") for eligible employees. This Plan consists of a voluntary salary deferral feature, a Company matching contribution, and an additional Company profit-sharing contribution to be determined annually by the Company. The Company expensed $328 in 2000, $433 in 1999 and $200 in 1998 for the International Savings and Benefit Plan.

    The Company is the sponsor for several other defined contribution plans that cover salaried and hourly employees for which the Company does not provide matching contributions. The cost of these plans to the Company was not significant in 2000, 1999 and 1998.

    DEFINED BENEFIT PLANS--The Company has participated in three defined benefit plans sponsored by the Company's Canadian subsidiary and makes contributions to union sponsored multi-employer pension plans.

   The following tables reflect information for the Canadian plans:


                                                                  2000          1999          1998
--------------------------------------------------------------------------------------------------

COMPONENTS OF NET PERIODIC PENSION COST
--------------------------------------------------------------------------------------------------
Service cost                                                 $      --     $      --     $      --
Interest cost                                                      501           576           687
Expected return on plan assets                                  (1,108)       (1,227)       (1,513)
Recognized net actuarial (gain)/loss                              (115)           92        (1,116)
Settlement (gain)/loss due to annuity purchase                      --           (44)          147
Settlement loss due to distribution of surplus to members          521            --         1,016
--------------------------------------------------------------------------------------------------
  Net periodic pension income                                 $   (201)     $   (603)     $   (779)
==================================================================================================

CHANGE IN PENSION BENEFIT OBLIGATION                              2000          1999
------------------------------------------------------------------------------------
Benefit obligation at beginning of year                       $  6,658      $  8,433
Interest cost                                                      501           576
Actuarial loss/(gain)                                              569           (44)
Benefits paid                                                     (751)         (974)
Annuity purchase                                                    --        (1,862)
Currency translation                                              (276)          529
------------------------------------------------------------------------------------
Benefit obligation at end of year                             $  6,701      $  6,658
------------------------------------------------------------------------------------

CHANGE IN PLAN ASSETS
------------------------------------------------------------------------------------
Fair value at beginning of year                               $ 15,881      $ 15,983
Actual return on plan assets                                       903         1,791
Benefits paid                                                   (1,272)         (974)
Annuity purchase                                                    --        (1,862)
Employer contribution                                             (238)           --
Employer reversion                                              (1,090)           --
Currency translation                                               (50)          943
------------------------------------------------------------------------------------
Fair value at end of year                                       14,134        15,881
------------------------------------------------------------------------------------

Funded status                                                    7,433         9,223
Unrecognized net prior service costs                               114           127
Unrecognized net actuarial gains                                  (859)       (1,588)
Accrued settlement loss                                         (2,000)           --
------------------------------------------------------------------------------------
Prepaid pension asset                                         $  4,688      $  7,762
====================================================================================

   The principal defined benefit plan assets consist of long-term investments, including equity and fixed-income securities and cash. The significant assumptions used in determining the Company's pension expense and the related pension obligations were:


                                                                  2000          1999          1998
--------------------------------------------------------------------------------------------------
Discount rate                                                     7.50%    7.50-8.50%       6-8.50%
Long-term rate of return on plan assets                           7.50%         7.50%         7.50%
--------------------------------------------------------------------------------------------------

   In 1997, a portion of the salaried plan was converted from a defined benefit to a defined contribution arrangement. All active members ceased accruing benefits under the defined benefit provision and commenced participation in the defined contribution arrangement. The remaining members (retirees and deferreds) continue to have benefits under the plan. In 2000, the Company recognized a $2,000 special charge attributable to the wind-up of the defined benefit provision of the plan. In 1994, CB&I announced its intention to terminate the field construction plan. During 1998, members who elected to transfer their balance from this plan were paid out, and annuities were purchased for members who elected the pension option and for the pensioners. The remaining surplus assets reverted to the Company. In 1996, CB&I announced its intention to terminate the hourly plan. During 1999, annuities were purchased for all hourly plan members entitled to basic benefits. Benefit settlements under the hourly plan have been settled and no benefit liabilities remain.

                                              CHICAGO BRIDGE & IRON COMPANY N.V.

A surplus sharing agreement with the participants was developed in 1998, and was presented to the plan members. During 1999, the hourly plan members agreed to the surplus sharing agreement. During 2000, the hourly plan members received their portion of the surplus assets pursuant to the surplus sharing agreement and the remaining portion of the hourly plan assets reverted to the Company.

    The Company, through its acquisition of HBI, assumed an unfunded non-qualified defined benefit plan for a select group of former and current senior management employees. Provisions for these benefits will be charged to operations ratably over the employees' expected terms of employment. The following table sets forth the plans' funded status and amounts recognized in the Company's consolidated balance sheet as of December 31, 2000:


                                                                           2000
--------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
--------------------------------------------------------------------------------
Benefit obligation at beginning of year                                  $2,391
Service cost                                                                 --
Interest cost                                                               161
Actuarial loss                                                              697
Benefits paid                                                              (401)
--------------------------------------------------------------------------------
Benefit obligation at end of year                                        $2,848
================================================================================

    The significant assumptions used in determining the related pension obligations were:


                                                                            2000
--------------------------------------------------------------------------------
  Discount rate                                                             7.0%
  Rate of compensation increase                                             5.0%
--------------------------------------------------------------------------------

   The Company made contributions of $2,788 in 2000, $3,275 in 1999 and $2,773 in 1998 to certain union sponsored multiemployer pension plans. Benefits under these defined benefit plans are based on years of service and compensation levels.

   Prior to 1997, CB&I participated in a defined benefit plan sponsored by the former Parent Company (the "CBI Industries Pension Plan"). The CBI Industries Pension Plan was the principal non-contributory tax qualified defined benefit plan of CB&I and covered most U.S. salaried employees of CB&I. Benefit accruals under the CBI Industries Pension Plan for CB&I employees were discontinued as of December 31, 1996. The Company's obligation to fund its portion of the accumulated benefit obligation for its participants in excess of plan assets was fixed at $17,270 as of December 31, 1996, as agreed to by CB&I and Praxair. This obligation is payable ratably to Praxair over a 12-year period beginning December 1, 1997 with interest at 7.5%. The Company incurred $963 in 2000, $1,070 in 1999 and $1,178 in 1998 of pension expense and has a remaining pension liability to Praxair of $11,585 and $13,033 as of December 31,2000 and 1999.

    POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE BENEFITS--The Company participates in two health care and life insurance benefit programs. These programs provide certain separate health care and life insurance benefits for retired Company employees. Retiree health care benefits are provided under an established formula, which limits costs based on prior years of service of retired employees. These plans may be changed or terminated by the Company at any time.

   Effective January 1, 1997, CB&I discontinued its participation in the program sponsored by the former Parent Company, and the future obligation for CB&I's active employees as of December 31, 1996 under this program has been assumed by the Company. Because this medical plan offers a defined dollar benefit, the accumulated postretirement benefit obligation, service cost and interest cost are unaffected by a one percentage point increase or decrease in the assumed rate of medical inflation.

   The following tables reflect information for the assumed and current employees of the Company:

                                                                                      2000           1999           1998
-------------------------------------------------------------------------------------------------------------------------
COMPONENTS OF NET PERIODIC POSTRETIREMENT BENEFIT COST
-------------------------------------------------------------------------------------------------------------------------
Service cost                                                                         $ 214           $278           $298
Interest cost                                                                          582            457            519
Unrecognized prior service cost                                                       (108)           (85)            --
Recognized net actuarial gain                                                          (12)            --             (7)
-------------------------------------------------------------------------------------------------------------------------
  Net periodic postretirement benefit cost                                           $ 676           $650           $810
=========================================================================================================================

   The significant assumptions used in determining the other postretirement benefit expense were a discount rate of 7.75% in 2000, 6.75% in 1999 and 7.0% in 1998 and a salary scale of 4.25% in 2000, 1999 and 1998. During 1999, the Company changed its postretirement life insurance benefits program.


                                                                                      2000         1999
-------------------------------------------------------------------------------------------------------
CHANGE IN POSTRETIREMENT BENEFIT OBLIGATION
-------------------------------------------------------------------------------------------------------
Benefit obligation at beginning of year                                          $   7,301    $   7,946
Service cost                                                                           214          278
Interest cost                                                                          582          457
Assumption change                                                                      293           63
Effect of plan change                                                                   --       (1,276)
Retiree contributions                                                                  357          255
Benefits paid                                                                         (933)        (422)
Acquisition                                                                          3,249           --
-------------------------------------------------------------------------------------------------------
Benefit obligation at end of year                                                   11,063        7,301
=======================================================================================================
Funded status                                                                      (11,063)      (7,301)
Unrecognized prior service cost                                                     (1,083)      (1,192)
Unrecognized net actuarial gain                                                       (294)        (599)
=======================================================================================================
Accrued postretirement benefit obligation                                        $ (12,440)   $  (9,092)
=======================================================================================================

   The acquisition amount in 2000 primarily reflects the assumption of HBI's postretirement benefit plan.

   Under the HBI program, increasing the assumed health care cost trends by one percentage point is estimated to increase the accumulated postretirement benefit obligation at December 31, 2000 by $343. A decrease of one percentage point is estimated to decrease the December 31, 2000 obligation by $292.

   The Company's financial obligation with respect to retired employees of CB&I as of December 31, 1996 was fixed at $21,400 as of December 31, 1996, as agreed to by CB&I and Praxair. This obligation is payable ratably to Praxair over a 12-year period beginning December 1, 1997 with interest at 7.5%. The Company incurred $1,193 in 2000, $1,326 in 1999 and $1,457 in 1998 of other postretirement expense for these retirees and has a remaining postretirement benefit liability to Praxair of $14,356 and $16,150 as of December 31, 2000 and 1999.

12.  COMMON STOCK

The changes in the number of outstanding common shares were:

                                                                          2000           1999        1998
---------------------------------------------------------------------------------------------------------
Balance at beginning of year                                        10,272,982    11,414,294   12,517,552
Purchases of treasury shares                                        (1,183,664)   (1,354,033)  (1,158,300)
Shares issued under employee and director stock plans                   80,553        87,251       55,042
Shares issued under the Long-Term Incentive Plan                       112,404        45,893           --
Shares issued to Trust                                                 300,168            --           --
Shares issued in business acquisition                                8,146,665            --           --
Shares contributed to the Chicago Bridge & Iron Savings Plan                --        79,577           --
---------------------------------------------------------------------------------------------------------
Balance at end of year                                              17,729,108    10,272,982   11,414,294
=========================================================================================================

    At the Annual Meeting of Shareholders held on May 11, 2000, the shareholders granted authority for the Company to cancel up to 30% of any share capital held by the Company. Any cancellation is not to exceed 10% of the then issued share capital of the Company. Under the authority granted at the Annual Meeting of Shareholders held on May 12, 1999, the Company has cancelled its owned share capital consisting of 869,922 shares on May 8, 2000, 1,129,568 shares on January 11, 2000 and 1,221,865 shares on July 28, 1999.

                                              CHICAGO BRIDGE & IRON COMPANY N.V.

    EMPLOYEE STOCK PURCHASE PLAN--The Company's Employee Stock Purchase Plan provides that employees may purchase shares of Common Stock beginning January 1, 1998 at 85% of the Common Stock closing price per share on the New York Stock Exchange on the first trading day following the end of the calendar quarter. The plan provides for the purchase of up to 250,000 of authorized and unissued shares of Common Stock or treasury shares. As of December 31, 2000, 30,356 shares remain available for purchase.

    LONG-TERM INCENTIVE PLAN (THE "INCENTIVE PLAN")--Under the Company's 1999 Long-Term Incentive Plan, as amended in December 2000, up to 2,930,000 shares and under the Company's 1997 Long-Term Incentive Plan up to 1,251,755 shares may be granted to its executive officers, other management employees and Supervisory Directors in the form of stock options, performance shares or restricted stock units. Total compensation expense of $2,969 was recognized in 2000, $1,806 in 1999 and $520 in 1998 under the Incentive Plan. Included in 2000 was a $2,505 special charge under the change of control provisions of the Company's Long-Term Incentive Plan (Note 4). At December 31, 2000, 1,731,334 shares remain available for grant under the Incentive Plan.

    STOCK OPTIONS--In accordance with APB Opinion No. 25, no compensation cost related to stock options granted has been recognized in the Company's Income Statement. Had compensation expense for the Employee Stock Purchase Plan and stock options granted under the Incentive Plan been determined consistent with FASB Statement No. 123 (using the Black-Scholes option pricing model), the Company's net income and net income per common share would have been reduced to the following pro forma amounts:


                                                                                       2000          1999         1998
----------------------------------------------------------------------------------------------------------------------
NET (LOSS) INCOME
----------------------------------------------------------------------------------------------------------------------
As reported                                                                       $ (33,775)   $   18,384    $  17,037
Pro forma                                                                           (34,937)       17,442       16,677
----------------------------------------------------------------------------------------------------------------------

NET (LOSS) INCOME PER SHARE--BASIC
----------------------------------------------------------------------------------------------------------------------
As reported                                                                       $   (3.59)   $     1.67    $    1.41
Pro forma                                                                             (3.71)         1.59         1.38
----------------------------------------------------------------------------------------------------------------------

NET (LOSS) INCOME PER SHARE--DILUTED
----------------------------------------------------------------------------------------------------------------------
As reported                                                                       $   (3.59)   $     1.65    $    1.40
Pro forma                                                                             (3.71)         1.56         1.37
----------------------------------------------------------------------------------------------------------------------


   Using the Black-Scholes option pricing model, the fair value of each option grant is estimated on the date of grant based on the following weighted-average assumptions:


                                                                                         2000         1999        1998
----------------------------------------------------------------------------------------------------------------------
Risk-free interest rate                                                                  5.44%        5.42%       5.53%
Expected dividend yield                                                                  1.45%        1.83%       1.64%
Expected volatility                                                                     41.03%       44.19%      37.73%
Expected life in years                                                                     10           10          10
----------------------------------------------------------------------------------------------------------------------


   The following table summarizes the changes in stock options for the years ended December 31, 2000, 1999 and 1998:

                                                                                                     WEIGHTED AVERAGE
                                                        STOCK                EXERCISE PRICE            EXERCISE PRICE
                                                      OPTIONS                     PER SHARE                 PER SHARE
---------------------------------------------------------------------------------------------------------------------
Outstanding at January 1, 1998                        504,303               $18.00 - $22.88                    $18.06
Granted                                               241,900                $9.19 - $16.88                    $13.84
Forfeited                                             (58,128)                       $18.00                    $18.00
---------------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1998                      688,075                $9.19 - $18.00                    $16.54
Granted                                               175,106               $12.50 - $14.00                    $13.13
Forfeited                                              (7,500)                       $18.00                    $18.00
---------------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1999                      855,681                $9.19 - $18.00                    $15.83
Granted                                             1,194,249               $14.69 - $16.69                    $16.43
Forfeited                                             (27,666)              $13.13 - $18.00                    $16.42
Exercised                                              (2,375)                       $13.13                    $13.13
---------------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 2000                    2,019,889                 $9.19- $18.00                    $16.24
=====================================================================================================================

   The option exercise price equals the Common Stock's market price on date of grant. The weighted average fair value of options granted during 2000, 1999 and 1998 was $8.36, $6.57 and $6.56. At December 31, 2000, there were options outstanding with a weighted-average remaining contractual life of 9.15 years, and 329,243 of these options were exercisable with a weighted average exercise price of $15.63.

   Options on 895,316 shares were granted during December 2000 and vest over a three-year period at a rate of one-third each year. These options were granted as a result of executive officers and other senior officers who consented to the amendment of certain benefit agreements curtailing the benefits they would otherwise obtain by reason of the change in control provisions under said agreements.

   Options on 172,800 shares granted in 2000, 161,700 shares granted in 1999 and 158,900 shares granted in 1998 vest over a four-year period at a rate of one-fourth each year. Options on 14,000 shares granted in 2000, 3,500 shares granted in 1999 and 7,000 shares granted in 1998 vest in one year. In conjunction with the vesting of the Management Plan shares and restricted stock units, options on 112,133 shares were granted in 2000 and options on 9,906 shares were granted in 1999. These options will vest in seven years from the date of grant; however, if all of the shares issued with respect to the restricted stock units remain held by the participant on the third anniversary of the option grant date, vesting is accelerated to three years from the date of grant.

   Of the outstanding options on 425,175 shares granted in 1997, options on 145,638 became vested and exercisable in 2000 in connection with either the HBI acquisition change of control or the voluntary resignation offer, and the remaining options on 279,537 shares will become exercisable in 2002. Of the outstanding options on 76,000 shares granted in 1998, options on 20,000 shares became vested and exercisable in 2000 in connection with the HBI acquisition change of control, and the remaining options on 56,000 shares will become exercisable in 2003. Options on 6,900 shares granted in 1997 to non-executive employees, having an exercise price of $21.38 or $22.88, were repriced to $18.00 in 1998.

   PERFORMANCE SHARES--Performance shares of 57,100 were granted during 2000, 53,300 were granted during 1999 and 52,300 were granted during 1998 under the Incentive Plan. The shares are targeted to vest one-third each year over a three-year period, subject to achievement of specific Company performance goals. Performance shares of 49,026 were issued during 2000 and 20,331 were issued during 1999. The remaining 99,732 performance shares were converted to time-vested restricted shares and transferred to a Trust (Note 13), as a result of the participants waiving their change of control provisions under the Incentive Plan.

   RESTRICTED STOCK UNITS--Restricted stock units of 75,205 were granted during 2000, 62,055 were granted during 1999 and 100,920 were granted in 1998 under the Incentive Plan. The units vest one-fourth each year over a four-year period. In 1999, 50,000 restricted stock units were granted to one executive officer as additional consideration (Note 13), and vest upon the earlier of April 1, 2002 or a change of control. Restrictions on 53,595 units lapsed during 2000 and restrictions on 25,562 units lapsed during 1999. Restricted stock units of 6,300 were forfeited during 2000 and 1,440 restricted stock units were forfeited during 1999. The remaining 200,296 restricted stock units were converted to restricted shares and transferred to a Trust (Note 13), as a result of the participants waiving their change of control provisions under the Incentive Plan.

13. STOCK HELD IN TRUST

The Management Plan and associated Trust was amended and restated in 1999 to provide for the transfer of 705,560 unvested shares (valued for the balance sheet at the original Trust amount of $18.00 per share) of two executive officers into a separate Trust. These two participants agreed to exchange their interest in these shares on a one-for-one basis into restricted stock units, which vested in March 2000, and represent a right to receive Common Stock on the earliest to occur of (i) the first business day after April 1, 2002, (ii) the first business day after termination of employment, or (iii) a change of control; and for additional consideration. During January 2000, the restricted stock units transferred to this Trust were adjusted to 707,495 units. The increase of 1,935 units resulted from forfeitures under the Management Plan. The total value of those shares placed into the Trust was $12,735.

   During December 2000, 300,168 shares were issued and transferred to the Trust. The total value of these shares placed into the Trust was $4,458. The vesting of these shares will follow the terms of the Incentive Plan (Note 12).

                                              CHICAGO BRIDGE & IRON COMPANY N.V.

14.  INCOME TAXES


                                                                                      2000         1999         1998
---------------------------------------------------------------------------------------------------------------------
SOURCES OF (LOSS) INCOME
BEFORE INCOME TAXES AND MINORITY INTEREST
---------------------------------------------------------------------------------------------------------------------
U.S.                                                                             $ (30,062)   $  (6,221)   $    (143)
Non-U.S.                                                                            (9,392)      33,381       24,632
---------------------------------------------------------------------------------------------------------------------
  Total                                                                          $ (39,454)   $  27,160    $  24,489
=====================================================================================================================

INCOME TAX BENEFIT (EXPENSE)
Current income taxes
  U.S.                                                                           $      --    $      --     $     --
  Non-U.S.                                                                          (4,046)      (6,580)      (4,721)
---------------------------------------------------------------------------------------------------------------------
                                                                                    (4,046)       (6,580)     (4,721)
---------------------------------------------------------------------------------------------------------------------
Deferred income taxes
  U.S.                                                                               9,446        (1,448)        418
  Non-U.S.                                                                           1,620           423      (3,044)
---------------------------------------------------------------------------------------------------------------------
                                                                                    11,066        (1,025)     (2,626)
---------------------------------------------------------------------------------------------------------------------
  Total income tax benefit (expense)                                             $   7,020     $  (7,605)    $(7,347)
=====================================================================================================================

RECONCILIATION OF INCOME TAXES AT THE STATUTORY RATE
AND INCOME TAX BENEFIT (EXPENSE)
---------------------------------------------------------------------------------------------------------------------
Tax income (expense) at statutory rate                                           $  13,809     $  (9,506)    $(8,571)
State income taxes                                                                      --           (65)         --
Non-statutory tax rate differential                                                 (6,009)        1,048       1,973
Other, net                                                                            (780)          918        (749)
---------------------------------------------------------------------------------------------------------------------
Income tax benefit (expense)                                                     $   7,020     $  (7,605)    $(7,347)
=====================================================================================================================
Effective tax rate                                                                   (18.0)%        28.0%       30.0%
---------------------------------------------------------------------------------------------------------------------

   The Company's statutory rate was The Netherlands' rate of 35% in 2000, 1999 and 1998.

   The principal temporary differences included in deferred income taxes reported on the December 31, 2000 and 1999 balance sheets were:


                                                                           2000              1999
-------------------------------------------------------------------------------------------------
CURRENT DEFERRED TAXES
-------------------------------------------------------------------------------------------------
Insurance                                                             $      67         $   2,390
Employee benefits                                                           880               474
Voluntary resignation offer                                               3,417                --
Contracts                                                                 3,673             2,627
Tax benefit of U.S. operating losses and credits                          4,883             4,564
Other                                                                     1,497               893
-------------------------------------------------------------------------------------------------
                                                                         14,417            10,948
Valuation allowance                                                          --           (10,948)
-------------------------------------------------------------------------------------------------
                                                                         14,417                --
-------------------------------------------------------------------------------------------------

NON-CURRENT DEFERRED TAXES
-------------------------------------------------------------------------------------------------
Employee benefits                                                         8,809            14,132
Insurance                                                                 6,832             9,675
Non-U.S. activity                                                        10,817             5,304
Other                                                                     6,698             7,288
-------------------------------------------------------------------------------------------------
                                                                         33,156            36,399
Valuation allowance                                                          --           (16,207)
Depreciation                                                             (8,686)          (11,035)
-------------------------------------------------------------------------------------------------
NET DEFERRED TAX ASSETS                                               $  38,887         $   9,157
=================================================================================================

   The Company's valuation allowance was $27,155 as of December 31, 1999 for its U.S. deferred tax assets, as realization is dependent on sustained U.S.
taxable income. Following the acquisition of HBI in 2000, the Company believes that it will generate sustained U.S. taxable income as a result of inclusion of HBI operating results in the U.S. consolidated income tax return. As of December 31, 2000, the Company had United States net operating loss carryforwards of approximately $36,800, which expire in 2012 to 2020. The Company did not record any Netherlands deferred income taxes on indefinitely reinvested undistributed earnings of its subsidiaries and affiliates at December 31, 2000. If any such undistributed earnings were distributed, the Netherlands participation exemption should become available under current law to significantly reduce or eliminate any resulting Netherlands income tax liability.

15. SEGMENT INFORMATION

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

   The following table represents revenues by geographic segment:


                                                 2000         1999         1998
-------------------------------------------------------------------------------
REVENUES
-------------------------------------------------------------------------------
North America                                $322,482     $288,516     $314,975
Europe, Africa, Middle East                   176,542      159,580      225,548
Asia Pacific                                   59,937       93,241      135,861
Central and South America                      75,147      133,433       99,308
-------------------------------------------------------------------------------
   Total revenues                            $634,108     $674,770     $775,692
===============================================================================

   The following list indicates revenues for individual countries in excess of 10% of consolidated revenues during any of the three years ended December 31, 2000, based on where the Company performed the work:


                                                 2000         1999         1998
-------------------------------------------------------------------------------
United States                                $249,914     $243,752     $288,162
Venezuela                                      37,132       78,126       51,019
Australia                                      16,711       51,476       77,828
South Africa                                   19,468       18,040       79,251
-------------------------------------------------------------------------------

   The following tables present income from operations, assets and capital expenditures by geographic segment:

                                                 2000(1)       1999        1998
-------------------------------------------------------------------------------
INCOME FROM OPERATIONS
-------------------------------------------------------------------------------
 North America                              $   9,095     $   6,704    $ 11,411
Europe, Africa, Middle East                     5,468         9,416      18,962
Asia Pacific                                    1,712         3,019       4,905
Central and South America                       4,695        10,235      (8,917)
-------------------------------------------------------------------------------
  Total income from operations              $  20,970     $  29,374    $ 26,361
===============================================================================
(1)Excluding special charges


                                                 2000          1999       1998
-------------------------------------------------------------------------------
(LOSS) INCOME FROM OPERATIONS
-------------------------------------------------------------------------------
North America                               $ (12,541)    $   6,704    $11,411
Europe, Africa, Middle East                     2,169         9,416     18,962
Asia Pacific                                  (27,741)        3,019      4,905
Central and South America                       3,419        10,235     (8,917)
-------------------------------------------------------------------------------
  Total (loss) income from operations       $ (34,694)    $  29,374    $26,361
===============================================================================

                                              CHICAGO BRIDGE & IRON COMPANY N.V.


                                                    2000        1999        1998
--------------------------------------------------------------------------------
ASSETS
--------------------------------------------------------------------------------
North America                                   $392,302    $161,589    $137,538
Europe, Africa, Middle East                       81,182      92,610      92,854
Asia Pacific                                      26,423      51,458      68,133
Central and South America                         43,670      31,668      50,184
--------------------------------------------------------------------------------
  Total assets                                  $543,577    $337,325    $348,709
================================================================================

   The Company's revenues earned and assets attributable to operations in The Netherlands were not significant in any of the three years ended December 31, 2000. The Company's long-lived assets are considered to be net property and equipment. Approximately 69% of these assets were located in the United States for the three years ended December 31, 2000, while the other 31% were strategically located throughout the world.

                                                    2000        1999        1998
--------------------------------------------------------------------------------
CAPITAL EXPENDITURES
--------------------------------------------------------------------------------
North America                                   $  8,146    $  9,359    $  6,374
Europe, Africa, Middle East                          736       1,611       3,550
Asia Pacific                                       2,350       1,639       1,367
Central and South America                            293         841         958
--------------------------------------------------------------------------------
  Total capital expenditures                    $ 11,525    $ 13,450    $ 12,249
================================================================================

   Although the Company manages its operations by the four geographic segments, revenues by product line are shown below:

                                                   2000         1999        1998
--------------------------------------------------------------------------------
REVENUES
--------------------------------------------------------------------------------
Flat Bottom Tanks                               $234,049    $295,697    $287,382
Low Temperature/Cryogenic Tanks and Systems       90,481      82,147     107,725
Repairs and Modifications                         79,045      67,087      63,523
Specialty and Other Structures                    76,567      65,646     129,949
Elevated Tanks                                    61,998      51,648      38,287
Turnarounds                                       46,017      49,102      84,748
Pressure Vessels                                  45,951      63,443      64,078
--------------------------------------------------------------------------------
  Total revenues                                $634,108    $674,770    $775,692
================================================================================

16.  SUBSEQUENT EVENTS (UNAUDITED)

    ACQUISITION--On February 7, 2001, the Company purchased substantially all of the assets (the "Assets") of the PDM Divisions. The Engineered Construction Division, headquartered in Houston, engineers, fabricates and constructs storage tanks and systems, process systems, and unique plate structures for the petroleum, petrochemical, cryogenic, liquid natural gas, defense and aerospace industries. The Water Division, headquartered in Pittsburgh, designs, fabricates and constructs water storage tank projects including conventional styles such as ground storage reservoirs and standpipes, steel elevated tanks and composite elevated tanks as well as unique projects involving one-of-a-kind tanks designed for specific applications. The Divisions will be integrated with the Company's current business units and the Assets will continue to be used in the same lines of business.

    Under the terms of the transaction, which was negotiated based on stock prices prevailing during the 45 days before closing, the Company provided consideration of 2,848,172 shares of the Company (including 282,575 collar shares for price protection, if required) and $40,000 in cash. PDM is obligated to remit to the Company net proceeds from the disposition of these shares in excess of $44,000. The source of funds for the cash portion of the purchase price was a private placement of 837,692 shares of the Company to Farinvest, Ltd., an affiliate of WEDGE (for a price of $13,600) and 1,623,846 shares of the Company plus a warrant to purchase 251,598 shares of the Company at an exercise price of NLG .01 per share to First Reserve (for a total price of $26,400), plus a warrant for 250,000 shares of the Company, subject to decrease depending on the number of shares repurchased from PDM by the Company prior to June 30, 2001. Shareholder agreements with PDM, WEDGE and First Reserve include standstill provisions, registration rights and restrictions with respect to voting rights. First Reserve exercised the warrant to purchase 251,598 shares on February 22, 2001. On March 15, 2001, the Company called 524,781 shares from PDM priced at $9,000 and a return of the 282,575 collar shares issued for price protection. The Company sold these 807,356 shares at $17.75 (less expenses), based on an agreement entered into on February 23, 2001, to an unaffiliated group of investors for a total price of $14,300. PDM has the right to require the Company to repurchase the remaining 2,040,816 shares at $17.15 per share, for a total price of $35,000. The Company has certain rights to call these shares prior to June 28, 2001. The Company intends to repurchase these shares from PDM. In order to accomplish the buyback of these shares, the Company is in negotiations for the sale and leaseback of its administrative office and has reflected this as an asset held for sale on its balance sheet. In addition, the Company will utilize its Revolving Credit Facility and is also considering the sale and leaseback of other property and equipment, as well as other alternatives to finance the share buyback. This acquisition will be accounted for under the purchase method of accounting. The purchase price has been allocated to assets acquired and liabilities assumed based on estimated fair values at the date of acquisition and the balance of approximately $29,000 was recorded as goodwill. The fair values of assets acquired and liabilities assumed are subject to final adjustment. The PDM Divisions will be included in the Company's results of operations effective February 1, 2001.

   The following presents (unaudited) pro forma results of operations of the PDM Divisions for the year ended December 31, 2000 as if the Divisions had been combined as of January 1, 2000. These pro forma results do not purport to be indicative of the combined results of operations that would have occurred had the acquisition been made as of January 1, 2000 or results which may occur in the future. These results are additive to those pro forma amounts from the HBI acquisition (Note 3).


                                                     PRO FORMA
                                                    (UNAUDITED)
                                                      YEAR END
                                                  DECEMBER 31,
                                                          2000
--------------------------------------------------------------
Revenues                                            $1,114,863
Net (loss) income                                   $  (21,105)
Net (loss) income per share
  Basic                                             $     (.92)
  Diluted                                           $     (.92)
==============================================================

17. QUARTERLY OPERATING RESULTS AND COMMON STOCK DIVIDENDS AND PRICES
    (UNAUDITED)

    QUARTERLY OPERATING RESULTS--The following table sets forth selected unaudited consolidated income statement information for the Company on a quarterly basis for the two years ended December 31, 2000:


Quarter Ended 2000                                     March 31      June 30      Sept. 30        Dec. 31
---------------------------------------------------------------------------------------------------------
Revenues                                              $155,499      $157,582      $157,633       $163,394
Gross profit                                            16,399        15,620        14,202         19,564
Income (loss) from operations                            4,895         4,599         2,647        (46,835)
Net income (loss)                                        2,452         1,953         1,218        (39,398)
Net income (loss) per share
  Basic                                                 $  .26        $  .21        $  .13     $    (4.08)
  Diluted                                                  .25           .21           .13          (4.08)(*)
---------------------------------------------------------------------------------------------------------

Quarter Ended 1999                                     March 31      June 30      Sept. 30        Dec. 31
---------------------------------------------------------------------------------------------------------
Revenues                                              $170,681      $181,202      $157,195       $165,692
Gross profit                                            18,002        18,873        18,006         21,554
Income from operations                                   6,605         7,451         7,306          8,012
Net income                                               4,226         4,366         4,703          5,089
Net income per share
  Basic                                                 $  .37        $  .39        $  .43         $  .49
  Diluted                                                  .37           .38           .42            .48
---------------------------------------------------------------------------------------------------------

* The effect of dilutive shares was not included in the calculation of diluted earnings per share as they were antidilutive due to the net loss for the year.

                                              CHICAGO BRIDGE & IRON COMPANY N.V.

    COMMON STOCK DIVIDENDS AND PRICES--The Company's Common Stock is traded on the New York Stock Exchange and Euronext Amsterdam Exchange. Even though the Company is listed on the Euronext Amsterdam Exchange, minimal shares were traded there during 2000 and 1999. As of February 2001, the Company had approximately 2,400 shareholders. The following table presents the quarterly common shares outstanding, dividends on Common Stock and range of Common Stock prices on the New York Stock Exchange for the years ended December 31, 2000 and 1999:


QUARTER ENDED 2000                                 MARCH 31          JUNE 30           SEPT. 30           DEC. 31
------------------------------------------------------------------------------------------------------------------
Common shares outstanding                         9,174,674        9,201,782          9,250,149         17,729,108
Common dividends per share                           $  .06           $  .06             $  .06             $  .06
------------------------------------------------------------------------------------------------------------------
RANGE OF COMMON STOCK PRICES
------------------------------------------------------------------------------------------------------------------
New York Stock Exchange
  High                                              $17            $17                  $17 1/16         $18
  Low                                                13 3/4         14 3/16              11 5/8           14 3/16
  Close                                              16 3/4         14 11/16             14 1/4           17 15/16
------------------------------------------------------------------------------------------------------------------
QUARTER ENDED 1999                                 MARCH 31          JUNE 30           SEPT. 30           DEC. 31
------------------------------------------------------------------------------------------------------------------
Common shares outstanding                        11,284,530       11,275,734         10,435,144         10,272,982
Common dividends per share                           $  .06           $  .06             $  .06             $  .06
------------------------------------------------------------------------------------------------------------------
RANGE OF COMMON STOCK PRICES
------------------------------------------------------------------------------------------------------------------
New York Stock Exchange
  High                                              $12 3/4        $14 1/8              $15 1/4            $14 3/4
  Low                                                 9 3/8         10 1/4               13                 11 5/8
  Close                                              11 7/8         13 15/16             14 5/8             13 3/4
------------------------------------------------------------------------------------------------------------------