Form 10-K/A, Exhibit 13
period 2000-12-31
CHICAGO BRIDGE & IRON CO N V
filed 2001-09-19
CIK 1027884

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

(In thousands, except share and employee data)

Years Ended December 31,                                     2000             1999               1998          1997            1996
-----------------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA
-----------------------------------------------------------------------------------------------------------------------------------
Revenues                                                $ 611,691        $ 674,386          $ 775,692     $ 672,811       $ 663,721
Cost of revenues                                          542,733          596,707            703,363       609,173         590,030
-----------------------------------------------------------------------------------------------------------------------------------
  Gross profit                                             68,958           77,679             72,329        63,638          73,691
Selling and administrative expenses                        42,500           49,499             46,959        44,988          42,921
Other operating income, net (1)                            (2,401)          (2,788)              (991)       (4,807)           (493)
Special charges (2)                                        55,664               --                 --            --              --
Management Plan charge (3)                                     --               --                 --        16,662              --
-----------------------------------------------------------------------------------------------------------------------------------
  (Loss) income from operations                           (26,805)          30,968             26,361         6,795          31,263
Interest expense                                           (5,187)          (2,980)            (3,488)       (3,892)         (5,002)
Interest income                                               430              766              1,616         1,416             990
-----------------------------------------------------------------------------------------------------------------------------------
  (Loss) income before taxes and minority interest        (31,562)          28,754             24,489         4,319          27,251
Income tax benefit (expense)                                4,859           (8,061)            (7,347)          730          (7,789)
-----------------------------------------------------------------------------------------------------------------------------------
  (Loss) income before minority interest                  (26,703)          20,693             17,142         5,049          19,462
Minority interest in (income) loss                         (1,341)          (1,171)              (105)          354          (2,900)
  (Loss) income from continuing operations                (28,044)          19,522             17,037         5,403          16,562
Discontinued operations (Note 16):
  (Loss) from discontinued operations,
    net of taxes                                           (5,731)          (1,138)                --            --              --
-----------------------------------------------------------------------------------------------------------------------------------
  Net (loss) income                                     $ (33,775)       $  18,384          $  17,037     $   5,403       $  16,562
===================================================================================================================================

PER SHARE DATA
-----------------------------------------------------------------------------------------------------------------------------------
Net (loss) income per share
Basic (2)(4):
  (Loss)income from continuing operations               $   (2.98)       $    1.77          $    1.41     $    0.43             N/A
  (Loss) from discontinued operations                       (0.61)            0.10                 --            --              --
  Net (loss) income                                     $   (3.59)       $    1.67          $    1.41     $    0.43             N/A
Diluted (2)(4):
  (Loss)income from continuing operations               $   (2.98)       $    1.75          $    1.40          0.43             N/A
  (Loss) from discontinued operations                       (0.61)           (0.10)                --            --              --
  Net (loss) income                                     $   (3.59)       $    1.65          $    1.40     $    0.43             N/A
Dividends (4)                                                0.24             0.24               0.24          0.18             N/A
-----------------------------------------------------------------------------------------------------------------------------------

BALANCE SHEET DATA
-----------------------------------------------------------------------------------------------------------------------------------
Total assets                                            $ 538,415        $ 336,773          $ 348,709     $ 400,650       $ 351,496
Long-term debt                                            101,800           25,000              5,000        44,000          53,907
Total shareholders' equity                                155,747          104,410            101,656       103,826          90,746
Contract capital (5)                                       61,286           71,148             76,969        95,243         121,926
-----------------------------------------------------------------------------------------------------------------------------------

CASH FLOW DATA
-----------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities                    $   4,086        $  22,461          $  50,824       $40,407       $  25,159
Cash flows from investing activities                      (65,568)          (8,911)            (2,142)      (21,907)        (11,348)
Cash flows from financing activities                       50,618             (779)           (53,286)      (20,124)        (14,797)
-----------------------------------------------------------------------------------------------------------------------------------

OTHER FINANCIAL DATA
-----------------------------------------------------------------------------------------------------------------------------------
Depreciation and amortization                           $  16,826        $  17,751          $  17,710       $16,911       $  17,281
Adjusted EBITDA (6)                                        45,685           48,719             44,071        40,368          48,544
Capital expenditures                                        6,353           13,379             12,249        34,955          20,425
-----------------------------------------------------------------------------------------------------------------------------------

OTHER DATA
-----------------------------------------------------------------------------------------------------------------------------------
Number of employees:
  Salaried                                                  1,676            1,371              1,525         1,464           1,516
  Hourly and craft                                          3,618            4,257              4,928         4,630           4,432
New business taken (7)                                  $ 680,776        $ 712,973          $ 760,989     $ 757,985       $ 687,227
Backlog (7)                                               597,350          507,472            507,783       554,982         485,704
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

RESULTS OF OPERATIONS
The following table indicates new business taken by geographic area for the years ended December 31, 2000, 1999 and 1998:

(In millions)
                                                                                    2000              1999             1998
NEW BUSINESS TAKEN BY GEOGRAPHIC AREA
North America                                                                       $384              $290             $276
Europe, Africa, Middle East                                                           83               296              211
Asia Pacific                                                                          57                75              108
Central and South America                                                            157                52              166
   Total                                                                            $681              $713             $761

2000 VERSUS 1999

   NEW BUSINESS TAKEN/BACKLOG--New business taken during 2000 was $680.8 million compared with $713.0 million in 1999. Over 56% of the new business taken during 2000 was for contracts awarded in North America. During 2000, new business taken increased 200% in the Central and South America (CSA) area and included the following significant awards: a liquefied natural gas (LNG) storage tank in the Caribbean, an LNG terminal in the Dominican Republic for an electric power project and tankage for a heavy crude oil storage terminal in Venezuela. New business in North America increased 33% during 2000 and included awards for process vessels and tankage for a Canadian oil sands project, pressure vessels for a refinery turnaround project in California and a grassroots storage terminal in North America. New business during 2000 declined 72% in the Europe, Africa, Middle East (EAME) area and 24% in the Asia Pacific (AP) area. The decline was due in large measure to softer regional demand from the Company's core hydrocarbon customers, coupled with the fact that the EAME area received an order in 1999 for an LNG expansion project valued in excess of $100 million. Backlog at December 31, 2000 was $597.4 million (including backlog of $125.1 million from the acquisition of Howe-Baker International, L.L.C. ["HBI"]) compared with the backlog at December 31, 1999 of $507.5 million. During 2000, the Company removed the $50.0 million remaining on the Tuban (T.P.P.I.) Project (Note 4) from backlog.

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

   REVENUES--Revenues were $611.7 million in 2000 compared with $674.4 million in 1999. The decline in revenues year over year was due primarily to reduced capital spending in the hydrocarbon industry and the resultant impact on the Company's base business. The Company's revenues fluctuate based on the changing project mix and are dependent on the amount and timing of new awards, and on other matters such as project schedules. During 2000, revenues increased 11% in the EAME area and 6% in North America, but declined 44% in the CSA area and 40% in the AP area. The decrease in revenue in the CSA area resulted from a significant volume of work being put in place in 1999 following a record level of new business awarded during 1998. Included in the 2000 results was $21.5 million in revenues from start-up and recently acquired businesses. HBI has not been included in the results of operations for 2000, but will be reflected effective January 1, 2001.

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

   GROSS PROFIT--Gross profit decreased $8.7 million to $69.0 million in 2000 from $77.7 million in 1999. Gross profit as a percentage of revenues ("gross margin") was 11.3% in 2000 and 11.5% in 1999.

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

   (LOSS) INCOME FROM OPERATIONS--Income from operations, excluding the special charges, decreased 6.8% to $28.9 million in 2000, compared with $31.0 million in 1999. Including the special charges, the loss from operations was $26.8 million. The fourth quarter of 2000 results include the recognition of $3.1 million of income related to a favorable trial court decision from a claim against certain of the Company's insurers to recover legal fees expended in an environmental litigation. Selling and administrative expenses decreased to $42.5 million, or 6.9% of revenues, in 2000 compared with $49.5 million, or 7.3% of revenues, in 1999. The 2000 selling and administrative expenses included a $3.8 million decrease in performance-based and variable pay compared with 1999.

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

   The Company recorded a $4.9 million income tax benefit in 2000 compared with a $8.1 million income tax expense in 1999. Excluding the special charges, income tax expense would have been $6.7 million in 2000, or an effective tax rate of 27.8% in 2000 compared with 28.0% in 1999. The Company believes the inclusion of HBI will generate U.S. taxable income and as a result is anticipating an effective tax rate of 34% in 2001.

   Net income for 2000 was $10.3 million, or $1.10 per diluted share, excluding the special charges, compared with net income of $18.4 million, or $1.65 per diluted share, for 1999. Including the special charges, the net loss for 2000 was $33.8 million or $3.59 per diluted share, and the fourth quarter net loss was $39.4 million or $4.08 per diluted share.

1999 VERSUS 1998

   NEW BUSINESS TAKEN/BACKLOG--New business taken during 1999 was $713.0 million compared with a historically high level of $761.0 million in 1998. The level of new business taken was achieved in spite of challenging market conditions for the engineering and construction industry. Included in the 1999 new business taken was an order for an LNG expansion project in Nigeria worth in excess of $100 million, one of the Company's largest single project awards in over a decade, and tankage for a crude export terminal in Russia on the Black Sea at the terminus of the Caspian pipeline. Over 59% of the new business taken during 1999 was for contracts awarded outside of North America. During 1999, new business taken increased 40% in the EAME area and 5% in North America, but declined 68% in the CSA area and 31% in the AP area. The CSA decline is a result of returning to a more historic level of new business after the record level of new business achieved in 1998. Backlog at December 31, 1999 was $507.5 million compared with the backlog at December 31, 1998 of $507.8 million.

   REVENUES--Revenues were $674.4 million in 1999 compared with $775.7 million in 1998, reflecting the difficult industry conditions. Revenues in 1999 were lower in all areas except CSA. The increase in revenue in the CSA area resulted from a significant volume of work being put in place following a record level of new business awarded during 1998, including three heavy crude oil projects in Venezuela. Compared with the prior year, 1999 revenues declined primarily due to mechanical work put in place on the Saldanha Steel project in South Africa during 1998.

   GROSS PROFIT--Gross profit increased $5.4 million to $77.7 million in 1999 from $72.3 million in 1998. Gross margin was 11.5% in 1999 and 9.3% in 1998. Gross profit increased as a result of project cost savings, contract extras and expanded scope. Gross profit also benefited from favorable developments related to outstanding legal exposures, including reductions of $1.0 million from product liability litigation and $0.8 million from potential liability claims.

   INCOME FROM OPERATIONS--Income from operations increased 17.4% to $31.0 million in 1999, compared with $26.4 million in 1998. The significant turnaround in CSA, driven by increased volume and improved project execution, was a key reason for the increase. Selling and administrative expenses increased to $49.5 million, or 7.3% of revenues, in 1999 compared with $47.0 million, or 6.1% of revenues, in 1998. Most of the increase came in the fourth quarter of 1999 and reflects the cost of stock and performance-based pay and selling expense for pursuing work in new geographies.

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

   The Company recorded income tax expense of $8.1 million in 1999 compared with a $7.3 million income tax expense in 1998. The effective tax rate was 28.0% in 1999 compared with 30.0% in 1998. The lower effective tax rate was the result of higher earnings in countries with lower tax rates.

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

   In 2000, the Company expended $6.4 million for capital expenditures and realized $4.9 million in proceeds from the sale of property and equipment. The capital expenditures in 2000 included $3.9 million for field equipment, $0.9 million for the improvement of facilities and $1.6 million for information systems. In 1999, the Company expended $13.4 million for capital expenditures and realized $4.5 million in proceeds from the sale of field equipment and an excess warehouse facility. The capital expenditures in 1999 included $5.9 million for information systems, $4.7 million for field equipment and $2.8 million for the improvement of facilities.

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

   At December 31, 2000, the Company's long-term debt stood at $101.8 million compared with $25.0 million at the end of 1999. This increase reflects expenditures for business acquisitions of $58.3 million, assumed debt of $5.7 million from the HBI acquisition and $18.8 million for the purchase of 1,183,664 shares of the Company's stock, or 12% of shares outstanding as of year-end 1999. During 1999, the Company had repurchased 1,354,033 shares, or 12% of shares outstanding as of year-end 1998 for $17.5 million. The Company ended 2000 with contract capital of $61.3 million, a $9.9 million decrease from December 31, 1999. Cash and cash equivalents at year-end were $7.5 million compared with $18.4 million at the end of 1999.

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

   Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the index to the financial statements is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.


Arthur Andersen
Amsterdam, The Netherlands
February 12, 2001 (except with respect to the discontinued operations matter discussed in Note 16, as to which the date is September 14, 2001.)

                                              CHICAGO BRIDGE & IRON COMPANY N.V.

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share data)

Years Ended December 31,                                                            2000           1999           1998
----------------------------------------------------------------------------------------------------------------------
Revenues                                                                        $611,691       $674,386       $775,692
Cost of revenues                                                                 542,733        596,707        703,363
----------------------------------------------------------------------------------------------------------------------
  Gross profit                                                                    68,958         77,679         72,329
Selling and administrative expenses                                               42,500         49,499         46,959
Other operating income, net                                                       (2,401)        (2,788)          (991)
Special charges (Note 4)                                                          55,664             --             --
----------------------------------------------------------------------------------------------------------------------
  (Loss) income from operations                                                  (26,805)        30,968         26,361
Interest expense                                                                  (5,187)        (2,980)        (3,488)
Interest income                                                                      430            766          1,616
----------------------------------------------------------------------------------------------------------------------
  (Loss) income before taxes and minority interest                               (31,562)        28,754         24,489
Income tax benefit (expense)                                                       4,859         (8,061)        (7,347)
----------------------------------------------------------------------------------------------------------------------
  (Loss) income before minority interest                                         (26,703)        20,693         17,142
Minority interest in income                                                       (1,341)        (1,171)          (105)
----------------------------------------------------------------------------------------------------------------------
  (Loss) income from continuing operations                                       (28,044)        19,522         17,037
Discontinued operations (Note 16):
  (Loss) from discontinued operations, net of taxes                               (5,731)        (1,138)            --
----------------------------------------------------------------------------------------------------------------------
  Net (loss) income                                                             $(33,775)     $  18,384      $  17,037

Net (loss) income per share (Note 2)
Basic
----------------------------------------------------------------------------------------------------------------------
    (Loss) income from continuing operations                                    $  (2.98)     $    1.77      $    1.41
    (Loss) from discontinued operations                                            (0.61)         (0.10)            --
    Net (loss) income                                                           $  (3.59)     $    1.67      $    1.41
----------------------------------------------------------------------------------------------------------------------

Diluted
----------------------------------------------------------------------------------------------------------------------
    (Loss) income from continuing operations                                    $  (2.98)     $    1.75      $    1.40
    (Loss) from discontinued operations                                            (0.61)         (0.10)            --
    Net (loss) income                                                              (3.59)          1.65           1.40
----------------------------------------------------------------------------------------------------------------------

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS


(In thousands, except share data)


YEARS ENDED DECEMBER 31,                                                                         2000           1999
--------------------------------------------------------------------------------------------------------------------
ASSETS
--------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                                                                   $   7,451      $  18,357
Accounts receivable, net of allowance for doubtful accounts
  of $1,300 in 2000 and $1,054 in 1999                                                        125,259         93,333
Contracts in progress with earned revenues exceeding related progress billings (Note 5)        57,888         48,391
Deferred income taxes                                                                          14,417          1,266
Assets held for sale                                                                           13,391             --
Net assets of discontinued operations                                                          11,614            738
Other current assets                                                                           10,740          6,093
--------------------------------------------------------------------------------------------------------------------
  Total current assets                                                                        240,760        168,178
--------------------------------------------------------------------------------------------------------------------
Property and equipment, net (Note 8)                                                           98,723        103,933
Long-term receivables (Notes 9 and 4)                                                          19,785         28,739
Deferred income taxes                                                                          28,332          8,773
Goodwill (Note 2)                                                                             132,426         18,010
Other non-current assets                                                                       18,389          9,140
--------------------------------------------------------------------------------------------------------------------
  Total assets                                                                              $ 538,415      $ 336,773
====================================================================================================================

LIABILITIES
--------------------------------------------------------------------------------------------------------------------
Notes payable (Note 7)                                                                      $     276      $     665
Accounts payable                                                                               62,934         44,317
Accrued liabilities (Note 8)                                                                   58,389         42,167
Contracts in progress with progress billings exceeding related earned revenues (Note 5)        58,927         53,112
Income taxes payable                                                                            3,321          4,942
--------------------------------------------------------------------------------------------------------------------
  Total current liabilities                                                                   183,847        145,203
--------------------------------------------------------------------------------------------------------------------
Long-term debt (Note 6)                                                                       101,800         25,000
Other non-current liabilities (Note 8)                                                         63,794         57,309
Minority interest in subsidiaries (Note 9)                                                     33,227          4,851
--------------------------------------------------------------------------------------------------------------------
  Total liabilities                                                                           382,668        232,363
--------------------------------------------------------------------------------------------------------------------

Commitments and Contingencies (Note 10)

SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------------------------------------------
Common stock, NLG .01 par value; authorized: 35,000,000 in 2000 and 1999;
  issued: 17,743,030 in 2000 and 11,295,687 in 1999 (Note 12)                                      91             67
Additional paid-in capital                                                                    174,320         93,393
Retained earnings                                                                               8,626         44,621
Stock held in Trust (Note 13)                                                                 (17,193)       (12,700)
Treasury stock, at cost: 13,922 in 2000 and 1,022,705 in 1999                                    (225)       (13,729)
Cumulative translation adjustment                                                              (9,872)        (7,242)
--------------------------------------------------------------------------------------------------------------------
  Total shareholders' equity                                                                  155,747        104,410
--------------------------------------------------------------------------------------------------------------------
  Total liabilities and shareholders' equity                                                $ 538,415      $ 336,773
====================================================================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

                                              CHICAGO BRIDGE & IRON COMPANY N.V.



CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

YEARS ENDED DECEMBER 31,                                                                  2000          1999          1998
--------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
--------------------------------------------------------------------------------------------------------------------------
Net (loss) income                                                                     $(33,775)     $ 18,384      $ 17,037
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
  Special charges, net of deferred income taxes of $11,559                              44,105            --            --
  Payments related to special charges                                                   (7,069)           --            --
  Depreciation and amortization                                                         16,826        17,751        17,710
  Gain on sale of property and equipment                                                (2,400)       (2,028)         (991)
  Loss on discontinued operations                                                        5,731         1,138            --
Change in operating assets and liabilities (see below)                                 (10,414)      (11,704)       17,068
--------------------------------------------------------------------------------------------------------------------------
  Net Cash Provided by Continuing Operating Activities                                  13,004        23,541        50,824
  Net Cash Used by Discontinued Activities                                              (8,918)       (1,080)           --
  Net Cash Provided by Operating Activities                                              4,086        22,461        50,824
--------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
--------------------------------------------------------------------------------------------------------------------------
Cost of business acquisitions, net of cash acquired (Note 3)                           (56,469)           --            --
Capital expenditures                                                                    (6,353)      (13,379)      (12,249)
Proceeds from sale of property and equipment                                             4,914         5,214        10,107
--------------------------------------------------------------------------------------------------------------------------
  Net Cash Used in Continuing Investing Activities                                     (57,908)       (8,165)       (2,142)
  Net Cash Used by Discontinued Investing Activities                                    (7,660)         (746)           --
  Net Cash Used by Investing Activities                                                (65,568)       (8,911)       (2,142)
--------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
--------------------------------------------------------------------------------------------------------------------------
(Decrease)/increase in notes payable                                                      (578)       (2,423)        1,930
Net borrowing/(repayment) under Revolving Credit Facility                               71,100        20,000       (39,000)
Purchase of treasury stock                                                             (18,757)      (17,484)      (13,970)
Issuance of treasury stock                                                               1,060         1,742           652
Dividends paid                                                                          (2,220)       (2,614)       (2,898)
--------------------------------------------------------------------------------------------------------------------------
  Net Cash Provided by/(Used in) Continuing Financing Activities                        50,605          (779)      (53,286)
  Net Cash Provided by Discontinued Financing Activities                                    13            --            --
--------------------------------------------------------------------------------------------------------------------------
  Net Cash Provided by/(Used in) Financing Activities                                   50,618          (779)      (53,286)
--------------------------------------------------------------------------------------------------------------------------

(Decrease)/increase in cash and cash equivalents from continuing operations            (10,864)       12,771        (4,604)
Change in cash and cash equivalents of discontinued operations                             (42)          (50)           --
Cash and cash equivalents, beginning of the year                                        18,357         5,636        10,240
--------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of the year                                            $  7,451      $ 18,357      $  5,636
==========================================================================================================================

CHANGE IN OPERATING ASSETS AND LIABILITIES
--------------------------------------------------------------------------------------------------------------------------
(Increase)/decrease in receivables, net                                               $  8,247      $ 13,833      $ 13,874
(Increase)/decrease in contracts in progress, net                                       (3,602)      (20,685)       15,768
Increase/(decrease) in accounts payable                                                 (2,386)        5,133       (11,368)
  Change in contract capital                                                             2,259        (1,719)       18,274
(Increase)/decrease in other current assets                                             (1,544)         (599)        6,318
Increase/(decrease) in income taxes payable and deferred income taxes                   (3,118)       (1,629)       (1,141)
Increase/(decrease) in accrued and other non-current liabilities                        (7,039)       (5,230)       (3,275)
(Increase)/decrease in other                                                              (972)       (2,527)       (3,108)
--------------------------------------------------------------------------------------------------------------------------
  Total                                                                               $(10,414)     $(11,704)     $ 17,068
==========================================================================================================================

SUPPLEMENTAL CASH FLOW DISCLOSURES
--------------------------------------------------------------------------------------------------------------------------
Cash paid for interest                                                                $  5,921      $  2,939      $  3,899
Cash paid for income taxes                                                               7,140         9,456         5,200
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

    PER SHARE COMPUTATIONS--


                                                         2000           1999           1998
(Loss) income from continuing operations            $ (28,044)     $  19,522      $  17,037
(Loss) from discontinued operations                    (5,731)        (1,138)            --
Net (loss) income                                   $ (33,775)     $  18,384      $  17,037
Weighted average shares outstanding--basic          9,405,789     10,998,872     12,117,573
  Effect of restricted stock units                          *        141,282         29,438
  Effect of performance share units                         *         14,064          5,127
  Effect of directors deferred fee shares                   *          7,626            711
  Effect of stock options                                   *          6,997             --
Weighted average shares outstanding--diluted        9,405,789     11,168,841     12,152,849

NET (LOSS) INCOME PER SHARE
Basic
(Loss) income from continuing operations                (2.98)          1.77           1.41
(Loss) from discontinued operations                     (0.61)         (0.10)            --
Net (loss) income                                  $    (3.59)    $     1.67      $    1.41

Diluted
(Loss) income from continuing operations                (2.98)          1.75           1.40
(Loss) from discontinued operations                     (0.61)         (0.10)            --
Net (loss) income                                       (3.59)*         1.65           1.40


* The effect of restricted stock and performance share units, directors deferred fee shares and stock options were not included in the calculation of diluted earnings per as they were antidulutive due to the net loss for the year.

    CASH EQUIVALENTS--Cash equivalents are considered to be all highly liquid securities with original maturities of three months or less.

    PROPERTY AND EQUIPMENT--Property and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives: buildings and imrovements, 10 to 40 years; plant and field equipment, 3 to 20 years. Renewals and betterments, which substantially extend the useful life of an asset, are capitalized and depreciated. Depreciation expense was $16,239 in 2000, $17,249 in 1999 and $17,222 in 1998.

    GOODWILL--The Company records the excess of cost over the fair value of identifiable net assets as goodwill on the balance sheet. Goodwill is amortized on a straight-line basis over periods of 7 to 40 years. Amorization expense was $587 in 2000, $587 in 2000, $502 in 1999 and $488 in 1998. Accumulated
amortization was $2,553 as of December 31, 2000 and $1,996 as of December 31, 1999. The carrying value of goodwill is reviewed periodically based on the undiscounted cash flows of the entity over the remaining amortized period. If this review indicates that goodwill is not recoverable, the Company's carrying value of goodwill would be reduced to fair value.

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

                                                                       PRO FORMA
                                                                     (UNAUDITED)
                                                                        YEAR END
                                                                    DECEMBER 31,
                                                             2000           1999
--------------------------------------------------------------------------------
Revenues                                                 $  848,560    $ 983,955
(Loss) income from continuing operations                    (19,239)      33,197
(Loss) income per share from continuing operations
  Basic                                                  $    (1.10)   $    1.73
  Diluted                                                     (1.10)        1.71
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

5. CONTRACTS IN PROGRESS

Contract terms generally provide for progress billings based on completion of certain phases of the work. The excess of revenues recognized for construction contracts over progress billings on contracts in progress is reported as a current asset and the excess of progress billings over revenues recognized on contracts in progress is reported as a current liability as follows:

                                                                                                            2000               1999
------------------------------------------------------------------------------------------------------------------------------------
CONTRACTS IN PROGRESS
------------------------------------------------------------------------------------------------------------------------------------
Revenues recognized on contracts in progress                                                          $1,122,770           $808,172
Billings on contracts in progress                                                                      1,123,809           (812,893)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                      $   (1,039)          $ (4,721)
====================================================================================================================================
Shown on balance sheet as:
Contracts in progress with earned revenues exceeding related progress billings                        $   57,888           $ 48,391
Contracts in progress with progress billings exceeding related earned revenues                           (58,927)           (53,112)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                      $   (1,039)          $ (4,721)
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

7. LEASES

Certain facilities and equipment, including project-related field equipment, are rented under operating leases that expire at various dates through 2006. Rental expense on operating leases was $12,156 in 2000 ($7,373 for operating leases, primarily project-related field equipment, with lease terms in excess of one month but less than one year), $14,404 in 1999 and $12,596 in 1998. Future rental commitments (for operating leases having initial or remaining noncancellable lease terms in excess of one year) during the years ending in 2001 through 2005 and thereafter are $5,476, $1,614, $884, $627, $580 and
$108, respectively.

8. SUPPLEMENTAL BALANCE SHEET DETAIL


                                                              2000         1999
--------------------------------------------------------------------------------
COMPONENTS OF PROPERTY AND EQUIPMENT
--------------------------------------------------------------------------------
Land and improvements                                    $   9,629    $  10,937
Buildings and improvements                                  26,823       40,961
Plant and field equipment                                  107,480      105,381
--------------------------------------------------------------------------------
  Total property and equipment                             143,932      157,280
Accumulated depreciation                                   (45,209)     (53,346)
--------------------------------------------------------------------------------
  Net property and equipment                              $ 98,723     $103,933
================================================================================

COMPONENTS OF ACCRUED LIABILITIES
--------------------------------------------------------------------------------
Payroll, vacation, bonuses and profit-sharing            $  14,021      $15,770
Self-insurance/retention reserves                            6,137        6,155
Postretirement benefit obligations                           2,674        2,283
Pension obligation                                           1,831        1,520
Voluntary resignation offer                                  8,211           --
Contract cost and other accruals                            25,515       16,439
--------------------------------------------------------------------------------
  Accrued liabilities                                    $  58,389      $42,167
================================================================================

COMPONENTS OF OTHER NON-CURRENT LIABILITIES
--------------------------------------------------------------------------------
Self-insurance/retention reserves                         $  11,632      $14,626
Postretirement benefit obligations                           24,122       22,959
Pension obligation                                           11,774       11,513
Other                                                        16,266        8,211
--------------------------------------------------------------------------------
  Other non-current liabilities                           $  63,794      $57,309
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

    The Company is jointly and severally liable for certain liabilities of partnerships and joint ventures. At December 31, 2000, the Company and certain subsidiaries had provided $237,477 of performance bonds and letters of credit to support its contracting activities arising in the ordinary course of business. This amount fluctuates based on the level of contracting activity.

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

                                              CHICAGO BRIDGE & IRON COMPANY N.V.

14.  INCOME TAXES


                                                                                      2000         1999         1998
---------------------------------------------------------------------------------------------------------------------
SOURCES OF (LOSS) INCOME
BEFORE INCOME TAXES AND MINORITY INTEREST
---------------------------------------------------------------------------------------------------------------------
U.S.                                                                             $ (23,874)   $  (4,990)   $    (143)
Non-U.S.                                                                            (7,688)      33,744       24,632
---------------------------------------------------------------------------------------------------------------------
  Total                                                                          $ (31,562)   $  28,754    $  24,489
=====================================================================================================================

INCOME TAX BENEFIT (EXPENSE)
Current income taxes
  U.S.                                                                           $      --    $      --     $     --
  Non-U.S.                                                                          (4,046)      (6,580)      (4,721)
---------------------------------------------------------------------------------------------------------------------
                                                                                    (4,046)       (6,580)     (4,721)
---------------------------------------------------------------------------------------------------------------------
Deferred income taxes
  U.S.                                                                               7,285        (1,904)        418
  Non-U.S.                                                                           1,620           423      (3,044)
---------------------------------------------------------------------------------------------------------------------
                                                                                     8,905        (1,481)     (2,626)
---------------------------------------------------------------------------------------------------------------------
  Total income tax benefit (expense)                                             $   4,859     $  (8,061)    $(7,347)
=====================================================================================================================

RECONCILIATION OF INCOME TAXES AT THE STATUTORY RATE
AND INCOME TAX BENEFIT (EXPENSE)
---------------------------------------------------------------------------------------------------------------------
Tax income (expense) at statutory rate                                           $  11,047     $ (10,064)    $(8,571)
State income taxes                                                                      --           (65)         --
Non-statutory tax rate differential                                                 (5,408)        1,150       1,973
Other, net                                                                            (780)          918        (749)
---------------------------------------------------------------------------------------------------------------------
Income tax benefit (expense)                                                     $   4,859     $  (8,061)    $(7,347)
=====================================================================================================================
Effective tax rate                                                                   (18.0)%        28.0%       30.0%
---------------------------------------------------------------------------------------------------------------------

   The Company's statutory rate was The Netherlands' rate of 35% in 2000, 1999 and 1998.

   The principal temporary differences included in deferred income taxes reported on the December 31, 2000 and 1999 balance sheets were:


                                                                           2000              1999
-------------------------------------------------------------------------------------------------
CURRENT DEFERRED TAXES
-------------------------------------------------------------------------------------------------
Insurance                                                             $      67         $   2,390
Employee benefits                                                           880               474
Voluntary resignation offer                                               3,417                --
Contracts                                                                 3,673             2,627
Tax benefit of U.S. operating losses and credits                          4,883             4,564
Other                                                                     1,497               893
-------------------------------------------------------------------------------------------------
                                                                         14,417            10,948
Valuation allowance                                                          --           (10,948)
-------------------------------------------------------------------------------------------------
                                                                         14,417                --
-------------------------------------------------------------------------------------------------

NON-CURRENT DEFERRED TAXES
-------------------------------------------------------------------------------------------------
Employee benefits                                                         8,809            14,132
Insurance                                                                 6,832             9,675
Non-U.S. activity                                                        10,817             5,304
Other                                                                     6,698             7,288
-------------------------------------------------------------------------------------------------
                                                                         33,156            36,399
Valuation allowance                                                          --           (16,207)
Depreciation                                                             (8,686)          (11,035)
-------------------------------------------------------------------------------------------------
NET DEFERRED TAX ASSETS                                               $  38,887         $   9,157
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

   The following table represents revenues by geographic segment:


                                                 2000         1999         1998
-------------------------------------------------------------------------------
REVENUES
-------------------------------------------------------------------------------
North America                                $304,520     $288,132     $314,975
Europe, Africa, Middle East                   176,542      159,580      225,548
Asia Pacific                                   55,482       93,241      135,861
Central and South America                      75,147      133,433       99,308
-------------------------------------------------------------------------------
   Total revenues                            $611,691     $674,386     $775,692
===============================================================================

   The following list indicates revenues for individual countries in excess of 10% of consolidated revenues during any of the three years ended December 31, 2000, based on where the Company performed the work:


                                                 2000         1999         1998
-------------------------------------------------------------------------------
United States                                $242,024     $243,532     $288,162
Venezuela                                      37,132       78,126       51,019
Australia                                      16,711       51,476       77,828
South Africa                                   19,468       18,040       79,251
-------------------------------------------------------------------------------

   The following tables present income from operations, assets and capital expenditures by geographic segment:

                                                 2000(1)       1999        1998
-------------------------------------------------------------------------------
INCOME FROM OPERATIONS
-------------------------------------------------------------------------------
North America                               $  15,398     $   8,298    $ 11,411
Europe, Africa, Middle East                     5,468         9,416      18,962
Asia Pacific                                    3,298         3,019       4,905
Central and South America                       4,695        10,235      (8,917)
-------------------------------------------------------------------------------
  Total income from operations              $  28,859     $  30,968    $ 26,361
===============================================================================
(1)Excluding special charges


                                                 2000          1999       1998
-------------------------------------------------------------------------------
(LOSS) INCOME FROM OPERATIONS
-------------------------------------------------------------------------------
North America                               $  (6,238)    $   8,298    $11,411
Europe, Africa, Middle East                     2,169         9,416     18,962
Asia Pacific                                  (26,155)        3,019      4,905
Central and South America                       3,419        10,235     (8,917)
-------------------------------------------------------------------------------
  Total (loss) income from operations       $ (26,805)    $  30,968    $26,361
===============================================================================

                                              CHICAGO BRIDGE & IRON COMPANY N.V.


                                                    2000        1999        1998
--------------------------------------------------------------------------------
ASSETS
--------------------------------------------------------------------------------
North America                                   $389,958    $161,039    $137,538
Europe, Africa, Middle East                       81,182      92,610      92,854
Asia Pacific                                      23,605      51,458      68,133
Central and South America                         43,670      31,668      50,184
--------------------------------------------------------------------------------
  Total assets                                  $538,415    $336,775    $348,709
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

                                                    2000        1999        1998
--------------------------------------------------------------------------------
CAPITAL EXPENDITURES
--------------------------------------------------------------------------------
North America                                   $  4,981    $  9,288    $  6,374
Europe, Africa, Middle East                          736       1,611       3,550
Asia Pacific                                         343       1,639       1,367
Central and South America                            293         841         958
--------------------------------------------------------------------------------
  Total capital expenditures                    $  6,353    $ 13,379    $ 12,249
================================================================================

   Although the Company manages its operations by the four geographic segments, revenues by product line are shown below:

                                                   2000         1999        1998
--------------------------------------------------------------------------------
REVENUES
--------------------------------------------------------------------------------
Flat Bottom Tanks                               $234,049    $295,697    $287,382
Low Temperature/Cryogenic Tanks and Systems       90,481      82,147     107,725
Repairs and Modifications                         79,045      67,087      63,523
Specialty and Other Structures                    54,150      65,262     129,949
Elevated Tanks                                    61,998      51,648      38,287
Turnarounds                                       46,017      49,102      84,748
Pressure Vessels                                  45,951      63,443      64,078
--------------------------------------------------------------------------------
  Total revenues                                $611,691    $674,386    $775,692
================================================================================

16.  SUBSEQUENT EVENTS

    DISCONTINUED OPERATIONS--During the second quarter of 2001, the Company decided to exit its high purity piping business, UltraPure Systems ("UPS") due primarily to continuing weak market conditions in the microelectronics industry. As a result of this operation being classified as a discontinued operation, amounts for all periods presented in the consolidated financial statements and notes have been reclassified to conform to this presentation. The loss from disposal recorded in the quarter ended June 30, 2001 was $9,898 (net of tax benefit of $2,338) or $0.43 per diluted share. The losses from discontinued operations for the year ended December 31, 2000 was $5,731 (net of tax benefit of $2,161) and for the year ended December 31, 1999 was $1,138 (net of tax benefits of $456). Revenues for these operations were $22,417 for the year ended December 31, 2000 and $384 for the year ended December 31, 1999.
The Company expects to sell substantially all of the property and equipment and wind-up all remaining operations by December 31, 2001.

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

   The following presents (unaudited) pro forma results of operations of the PDM Divisions for the year ended December 31, 2000 as if the PDM Divisions had been combined as of January 1, 2000. These pro forma results do not purport to be indicative of the combined results of operations that would have occurred had the acquisition been made as of January 1, 2000 or results which may occur in the future. These results are additive to those pro forma amounts from the HBI acquisition (Note 3).


                                                     PRO FORMA
                                                    (UNAUDITED)
                                                      YEAR END
                                                  DECEMBER 31,
                                                          2000
--------------------------------------------------------------
Revenues                                            $1,061,174
(Loss) income from continuing operations            $  (15,809)
(Loss) income per share from continuing
  operations
  Basic                                             $     (.69)
  Diluted                                           $     (.69)
==============================================================

17. QUARTERLY OPERATING RESULTS AND COMMON STOCK DIVIDENDS AND PRICES
    (UNAUDITED)

    QUARTERLY OPERATING RESULTS--The following table sets forth selected unaudited consolidated income statement information for the Company on a quarterly basis for the two years ended December 31, 2000:


Quarter Ended 2000                                     March 31      June 30      Sept. 30        Dec. 31
---------------------------------------------------------------------------------------------------------
Revenues                                              $153,892      $153,711      $149,552       $154,536
Gross profit                                            16,459        15,686        14,885         19,937
Income (loss) from continuing operations                 3,555         3,401         2,790        (37,790)
(Loss) from discontinued operations                     (1,103)       (1,448)       (1,572)        (1,608)
Net income (loss)                                        2,452         1,953         1,218        (39,398)

Net income (loss) per share - Basic
Income (loss) from continuing operations              $    .37      $    .37      $    .30       $  (3.91)
(Loss) from discontinued operations                       (.11)         (.16)         (.17)          (.17)
Net income (loss) per share                           $    .26      $    .21      $    .13       $  (4.08)


Net income (loss) per share - Diluted
Income (loss) from continuing operations              $    .36      $    .36      $    .30       $  (3.91)
(Loss) from discontinued operations                       (.11)         (.15)         (.17)          (.17)
Net income (loss) per share                           $    .25      $    .21      $    .13       $  (4.08)*
---------------------------------------------------------------------------------------------------------

Quarter Ended 1999                                     March 31      June 30      Sept. 30        Dec. 31
---------------------------------------------------------------------------------------------------------
Revenues                                              $170,681      $181,202      $157,195       $165,308
Gross profit                                            18,002        18,873        18,006         22,798
Income from continuing operations                        4,226         4,366         4,703          6,227
(Loss) from discontinued operations                         --            --            --         (1,138)
Net income (loss)                                        4,226         4,366         4,703          5,089

Net income per share - Basic
Income from continuing operations                     $    .37      $    .39      $    .43       $    .60
(Loss) from discontinued operations                         --            --            --           (.11)
Net income per share                                  $    .37      $    .39      $    .43       $    .49


Net income per share - Diluted
Income from continuing operations                     $    .37      $    .38      $    .42       $    .58
(Loss) from discontinued operations                         --            --            --           (.10)
Net income per share                                  $    .37      $    .38      $    .42       $    .48
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