Form 10-K405, Exhibit 13
period 2001-12-31
CHICAGO BRIDGE & IRON CO N V
filed 2002-04-01
CIK 1027884

                                                                      EXHIBIT 13

CHICAGO BRIDGE & IRON COMPANY N.V.      page 22

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth Selected Consolidated Financial and Other Data for the periods and as of the dates indicated. The selected consolidated income statement, per share, cash flow, and other financial data for each of the years in the five-year period ended December 31, 2001 and the selected consolidated balance sheet data as of December 31, 2001, 2000, 1999, 1998 and 1997 have been derived from the audited consolidated financial statements of Chicago Bridge & Iron Company N.V. and Subsidiaries (the "Company").

(In thousands, except share and employee data)

YEARS ENDED DECEMBER 31,                                    2001           2000           1999           1998           1997
----------------------------------------------------------------------------------------------------------------------------

INCOME STATEMENT DATA
----------------------------------------------------------------------------------------------------------------------------
Revenues                                             $ 1,081,824    $   611,691    $   674,386    $   775,692    $   672,811
Cost of revenues                                         945,048        542,721        596,695        703,351        609,164
----------------------------------------------------------------------------------------------------------------------------
  Gross profit                                           136,776         68,970         77,691         72,341         63,647
Selling and administrative expenses                       67,519         41,913         48,997         46,471         44,500
Intangibles amortization                                   5,819            599            514            500            497
Other operating income, net (1)                             (691)        (2,401)        (2,788)          (991)        (4,807)
Special charges (2)                                        9,686         55,664             --             --         16,662
----------------------------------------------------------------------------------------------------------------------------
  Income (loss) from operations                           54,443        (26,805)        30,968         26,361          6,795
Interest expense                                          (8,392)        (5,187)        (2,980)        (3,488)        (3,892)
Interest income                                            1,854            430            766          1,616          1,416
----------------------------------------------------------------------------------------------------------------------------
  Income (loss) before taxes and minority interest        47,905        (31,562)        28,754         24,489          4,319
Income tax (expense) benefit                             (13,480)         4,859         (8,061)        (7,347)           730
----------------------------------------------------------------------------------------------------------------------------
  Income (loss) before minority interest                  34,425        (26,703)        20,693         17,142          5,049
Minority interest in (income) loss                        (2,503)        (1,341)        (1,171)          (105)           354
----------------------------------------------------------------------------------------------------------------------------
  Income (loss) from continuing operations                31,922        (28,044)        19,522         17,037          5,403
----------------------------------------------------------------------------------------------------------------------------
Discontinued operations: (3)
  Loss from discontinued operations, net of taxes         (2,321)        (5,731)        (1,138)            --             --
  Loss on disposal of discontinued operations,
   net of taxes                                           (9,898)            --             --             --             --
----------------------------------------------------------------------------------------------------------------------------
  Net income (loss)                                  $    19,703    $   (33,775)   $    18,384    $    17,037    $     5,403
============================================================================================================================

PER SHARE DATA
----------------------------------------------------------------------------------------------------------------------------
Net income (loss)--basic (2) (4)
  Income (loss) from continuing operations           $      1.48    $     (2.98)   $      1.77    $      1.41    $      0.43
  Loss from discontinued operations                        (0.57)         (0.61)         (0.10)            --             --
----------------------------------------------------------------------------------------------------------------------------
  Net income (loss)                                  $      0.91    $     (3.59)   $      1.67    $      1.41    $      0.43
----------------------------------------------------------------------------------------------------------------------------
Net income (loss)--diluted (2) (4)
  Income (loss) from continuing operations           $      1.43    $     (2.98)   $      1.75    $      1.40    $      0.43
  Loss from discontinued operations                        (0.55)         (0.61)         (0.10)            --             --
----------------------------------------------------------------------------------------------------------------------------
  Net income (loss)                                  $      0.88    $     (3.59)   $      1.65    $      1.40    $      0.43
----------------------------------------------------------------------------------------------------------------------------
Dividends (4)                                        $      0.24    $      0.24    $      0.24    $      0.24    $      0.18
----------------------------------------------------------------------------------------------------------------------------

BALANCE SHEET DATA
----------------------------------------------------------------------------------------------------------------------------
Total assets                                         $   648,265    $   538,415    $   336,773    $   348,709    $   400,650
Long-term debt                                            75,000        101,800         25,000          5,000         44,000
Total shareholders' equity                               212,223        155,747        104,410        101,656        103,826
Contract capital (5)                                      43,232         61,286         71,148         76,969         95,243
----------------------------------------------------------------------------------------------------------------------------

CASH FLOW DATA
----------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities                 $   105,796    $     4,085    $    22,461    $    50,824    $    40,407
Cash flows from investing activities                     (35,775)       (65,567)        (8,911)        (2,142)       (21,907)
Cash flows from financing activities                     (27,034)        50,618           (779)       (53,286)       (20,124)
----------------------------------------------------------------------------------------------------------------------------

OTHER FINANCIAL DATA
----------------------------------------------------------------------------------------------------------------------------
Depreciation and amortization                        $    25,105    $    16,838    $    17,698    $    17,722    $    16,923
Adjusted EBITDA (6)                                       89,234         45,697         48,666         44,083         40,380
Capital expenditures                                       8,917          6,353         13,379         12,249         34,955
----------------------------------------------------------------------------------------------------------------------------

OTHER DATA
----------------------------------------------------------------------------------------------------------------------------
Number of employees:
  Salaried                                                 2,054          1,676          1,371          1,525          1,464
  Hourly and craft                                         5,204          3,618          4,257          4,928          4,630
New business taken (7)                               $ 1,160,374    $   680,776    $   712,973    $   760,989    $   757,985
Backlog (7)                                              835,255        597,350        507,472        507,783        554,982
----------------------------------------------------------------------------------------------------------------------------

                                   page 23                   2001 ANNUAL REPORT

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

(2) In 2001, the Company recognized special charges of $9.7 million ($6.6 million after-tax). Included in the 2001 special charges were $5.7 million for personnel costs including severance and personal moving expenses associated with the relocation, closure or downsizing of offices, and the Company's voluntary resignation offer; $2.8 million for facilities and other charges related to the sale, closure, downsizing or relocation of operations; and $1.2 million for integration costs primarily related to integration initiatives associated with the PDM Divisions acquisition. In 2000, the Company recognized special charges of $55.7 million ($44.1 million after-tax). Included in the 2000 special charges were $22.2 million for payments associated with the Company's voluntary resignation offer, severance and other benefits-related costs; $5.3 million in facilities-related expenses and a $28.2 million non-cash valuation allowance against a net long-term receivable for the Indonesian Tuban (T.P.P.I.) Project. In 1997, upon consummation of the Offering (Note 1), the Company made a contribution to the Chicago Bridge & Iron Management Defined Contribution Plan (the "Management Plan") in the form of 925,670 shares having a value of $16.7 million. Accordingly, the Company recorded expense of $16.7 million in 1997. Except as described in Note 14, all shares have vested and been distributed.

(3) During the second quarter of 2001, the Company decided to discontinue its high purity piping business, UltraPure Systems, due primarily to contin-uing weak market conditions in the microelectronics industry. The losses from discontinued operations for the year ended December 31, 2001 were $2.3 million after-tax; for the year ended December 31, 2000 were $5.7 million after-tax and for the year ended December 31, 1999 were $1.1 million after-tax. The loss on disposal of discontinued operations of $9.9 million after-tax includes the write-down of equipment (net of proceeds), lease terminations, severance and other costs, and losses during the phase-out period. As a result of this operation being classified as discontinued, prior periods have been previously restated.

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

(6) Adjusted EBITDA is defined as income (loss) from operations before special charges, plus depreciation and amortization expenses. While EBITDA should not be construed as a substitute for operating income (loss) or a better measure of liquidity than cash flow from operating activities, which are determined in accordance with United States generally accepted accounting principles, it is included herein to provide additional information regard-ing the ability of the Company to meet its capital expenditures, working capital requirements and any future debt service. EBITDA is not necessarily a measure of the Company's ability to fund its cash needs, particularly because it does not include capital expenditures. See "Management's Discussion and Analysis of Results of Operations and Financial Condition."

(7) New business taken represents the value of new project commitments received by the Company during a given period. Such commitments are included in backlog until work is performed and revenue recognized or until cancellation. Backlog may also fluctuate with currency movements.

CHICAGO BRIDGE & IRON COMPANY N.V.       page 24

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and accompanying Notes.

RESULTS OF OPERATIONS
The following tables indicate new business taken, revenues and income from operations by geographic area for the years ended December 31, 2001, 2000 and 1999:


(In thousands)

                                                                   2001           2000           1999
-----------------------------------------------------------------------------------------------------
NEW BUSINESS TAKEN
-----------------------------------------------------------------------------------------------------
North America                                               $   818,459    $   384,346    $   289,577
Europe, Africa, Middle East                                      87,724         82,690        296,162
Asia Pacific                                                    105,788         57,033         74,941
Central and South America                                       148,403        156,707         52,293
-----------------------------------------------------------------------------------------------------
  Total new business taken                                  $ 1,160,374    $   680,776    $   712,973
=====================================================================================================

REVENUES
-----------------------------------------------------------------------------------------------------
North America                                               $   726,629    $   304,520    $   288,132
Europe, Africa, Middle East                                     124,226        176,542        159,580
Asia Pacific                                                     39,917         55,482         93,241
Central and South America                                       191,052         75,147        133,433
-----------------------------------------------------------------------------------------------------
  Total revenues                                            $ 1,081,824    $   611,691    $   674,386
=====================================================================================================

INCOME (LOSS) FROM OPERATIONS, EXCLUDING SPECIAL CHARGES
-----------------------------------------------------------------------------------------------------
North America                                               $    42,161    $    15,398    $     8,298
Europe, Africa, Middle East                                       1,402          5,468          9,416
Asia Pacific                                                       (203)         3,298          3,019
Central and South America                                        20,769          4,695         10,235
-----------------------------------------------------------------------------------------------------
  Total income from operations, excluding special charges   $    64,129    $    28,859    $    30,968
=====================================================================================================

INCOME (LOSS) FROM OPERATIONS
-----------------------------------------------------------------------------------------------------
North America                                               $    36,272    $    (6,238)   $     8,298
Europe, Africa, Middle East                                        (274)         2,169          9,416
Asia Pacific                                                       (538)       (26,155)         3,019
Central and South America                                        18,983          3,419         10,235
-----------------------------------------------------------------------------------------------------
  Total income (loss) from operations                       $    54,443    $   (26,805)   $    30,968
=====================================================================================================

2001 VERSUS 2000

NEW BUSINESS TAKEN/BACKLOG--New business taken during 2001 was $1.2 billion compared with $680.8 million in 2000. Over 70% of the new business taken during 2001 was for contracts awarded in North America. During 2001, new business taken increased 113% in the North America area primarily due to acquisitions and included the following significant awards: a cryogenic storage tank for a liquefied natural gas ("LNG") import terminal in the United States, an award for a gas-to-liquids processing facility, a clean fuels revamp project valued in excess of $40 million, a refinery relocation project, an oil sands project in Canada valued in excess of $40 million, a contract for the erection of heat recovery steam generators for an electric utility in the U.S. Northeast and a hydrogen plant in the U.S. Northwest. New business in the Asia Pacific ("AP") area increased 85% during 2001 and included awards for a LNG expansion project in Australia valued at $65 million and piping and mechanical work for a LNG expansion project in Malaysia. New business in the Europe, Africa, Middle East ("EAME") area increased 6% during 2001. New business in the Central and South America ("CSA") area decreased 5% during 2001 (after increasing more than 200% during 2000 compared with 1999) and included awards for a heavy oil tankage project in Venezuela and a cryogenic natural gas plant in Peru. Backlog at December 31, 2001 was $835.3 million compared with the backlog at December 31, 2000 of $597.4 million [including backlog of $125.1 million from the acquisition of Howe-Baker International, L.L.C. ("HBI")]. Including the backlog acquired from the acquisition of the Engineered Construction and Water Divisions ("PDM Divisions") of Pitt-Des Moines, Inc. ("PDM") in February 2001 backlog would have increased to approximately $741.5 million at December 31, 2000 on a pro forma basis. The Company anticipates new business in 2002 to increase due to the following factors: additional business opportunities resulting from recent acquisitions, an emerging upturn in the energy market and an upturn in capital spending by customers in the hydrocarbon industry.

   REVENUES--Revenues were $1.1 billion in 2001 compared with $611.7 million in 2000. The increase in revenues was due primarily to the additional revenue stream generated by the acquisitions of HBI and the PDM Divisions. The Company's revenues fluctuate based on the changing project mix and are dependent on the amount and timing of new awards, and on other matters such as project schedules. During 2001, revenues increased 154% in the CSA area and 139% in the North America area, but declined 30% in the EAME area and 28% in the AP area. The increase in revenues in the North America and CSA areas was due to the acquisitions and to the significant
                                   page 25                   2001 ANNUAL REPORT

amount of work currently being put in place in the Caribbean and Venezuela. The Company anticipates that total revenues for 2002 should approach $1.2 billion. The Company's flow of revenue will fluctuate based on the changing mix of projects worldwide. Based on the current backlog, it is expected there will be a shift in the geographic distribution of revenues with an increase in the North America, EAME and AP areas and a decline in the CSA area.

   GROSS PROFIT--Gross profit increased $67.8 million to $136.8 million in 2001 from $69.0 million in 2000. Gross profit as a percentage of revenues was 12.6% in 2001 and 11.3% in 2000 reflecting the significant cost savings achieved from the PDM Divisions integration, the inclusion of higher margin business from HBI, and continued strong project execution.

   SPECIAL CHARGES--Special charges for 2001 were $9.7 million ($0.29 per diluted share). During 2001, the Company recorded special charges of $5.7 million for personnel costs related to the relocation of the Company's administrative office to The Woodlands, Texas, including costs of senior executives who elected not to relocate, as well as moving-related (which are expensed as incurred) and severance expenses, and the Company's voluntary resignation offer; $2.8 million for facilities and other, including charges related to the sale, closure, downsizing or relocation of operations; and $1.2 million for integration costs, primarily related to integration initiatives associated with the PDM Divisions acquisition. As many of the Company's multinational customers in the hydrocarbon industry maintain their U.S. headquarters or a significant presence in the Houston area, the Company believes the move will enhance its ability to maintain and expand its existing customer relationships and build new ones. In accordance with EITF 94-3, moving, relocation and certain other costs have been expensed as incurred. For a further discussion of the special charges, see Note 4 to the Consolidated Financial Statements.

   INCOME (LOSS) FROM OPERATIONS--Income from operations, excluding the special charges, more than doubled to $64.1 million in 2001, compared with $28.9 million in 2000. Including the special charges, income from operations was $54.4 million. The North America area results benefited from the inclusion of HBI and the PDM Divisions, lower than anticipated integration costs, and good results from CB&I's Industrial, Water and union construction operations in the U.S. and Canada. Despite very low volumes in the EAME area, focused cost control and excellent execution enabled the area to post modest operating income. Excluding poor economic performance in Australia, the AP area was profitable. The CSA area benefited from several large contracts currently in the field in the Caribbean and Venezuela. The Company has experienced no material impact from the economic crisis in Argentina. The 2000 results include the recognition of $3.1 million of income related to a favorable trial court decision from a claim against certain of the Company's insurers to recover legal fees expended in an environmental litigation. Selling and administrative expenses were $67.5 million, or 6.2% of revenues, in 2001 compared with $41.9 million, or 6.9% of revenues, in 2000. The 2001 selling and administrative expenses increased due to the acquisitions and a $4.9 million increase in performance based and variable pay compared with 2000. Intangibles amortization increased to $5.8 million in 2001 compared with $0.6 million in 2000 primarily due to increased goodwill and other intangibles amortization related to the acquisitions of HBI and the PDM Divisions.

   Interest expense increased $3.2 million to $8.4 million in 2001 from $5.2 million in 2000. The increase was mostly due to higher average debt levels in 2001. Interest income consisting primarily of interest related to HBI's acquisition of Schedule A, Ltd. (see Note 10 to the Consolidated Financial Statements) and interest earned on cash balances increased to $1.9 million in 2001 compared with $0.4 million in 2000. Net interest expense increased $1.7 million to $6.5 million in 2001 compared with $4.8 million in 2000.

   The Company recorded income tax expense of $13.5 million in 2001 compared with a $4.9 million income tax benefit in 2000. Excluding the special charges, income tax expense would have been $16.6 million in 2001 and $6.7 million in 2000, or an effective tax rate of 28.8% in 2001 compared with 27.8% in 2000.

   Net income from continuing operations for 2001 was $38.5 million, or $1.72 per diluted share compared with net income from continuing operations of $16.1 million, or $1.71 per diluted share, for 2000, excluding special charges for both periods.

   During the second quarter of 2001, the Company decided to discontinue its high purity piping business, UltraPure Systems, due primarily to continuing weak market conditions in the microelectronics industry. The loss from discontinued operations for the five months of 2001 was $2.3 million, net of taxes, compared with a loss from discontinued operations of $5.7 million, net of taxes for the twelve months of 2000. The loss on disposal of discontinued operations for 2001 was $9.9 million, net of taxes. The Company's actions necessary to discontinue UltraPure Systems were essentially complete at December 31, 2001.

   Net income for 2001 was $19.7 million, or $0.88 per diluted share, compared with a net loss of $33.8 million, or $3.59 per diluted share, for 2000.

2000 VERSUS 1999

NEW BUSINESS TAKEN/BACKLOG--New business taken during 2000 was $680.8 million compared with $713.0 million in 1999. Over 56% of the new business taken during 2000 was for contracts awarded in North America. During 2000, new business taken increased 200% in the CSA area and included the following significant awards: a liquefied natural gas storage tank in the Caribbean, a LNG terminal in the Dominican Republic for an electric power project and tankage for a heavy crude oil storage terminal in Venezuela. New business in North America increased 33% during 2000 and included awards for process vessels and tankage for a Canadian oil sands project, pressure vessels for a refinery turnaround project in California and a grassroots storage terminal in North America. New business during 2000 declined 72% in the EAME area and 24% in the AP area. The decline was due in large measure to softer regional demand from the Company's core hydrocarbon customers, coupled with the fact that the EAME area received an order in 1999 for a LNG expansion project valued in excess of $100 million. Backlog at December 31, 2000 was $597.4 million (including backlog of $125.1 million from the acquisition of HBI) compared with the backlog at December 31, 1999 of $507.5 million. During 2000, the Company removed the $50.0 million remaining on the Tuban Project (see Note 4 to the Consolidated Financial Statements) from backlog.

   Including the backlog acquired from the PDM Divisions in February 2001, backlog increased to approximately $741.5 million at December 31, 2000 on a pro forma basis.

   REVENUES--Revenues were $611.7 million in 2000 compared with $674.4 million in 1999. The decline in revenues was due primarily

CHICAGO BRIDGE & IRON COMPANY N.V.       page 26

to reduced capital spending in the hydrocarbon industry and the resultant impact on the Company's base business. The Company's revenues fluctuate based on the changing project mix and are dependent on the amount and timing of new awards, and on other matters such as project schedules. During 2000, revenues increased 11% in the EAME area and 6% in North America, but declined 44% in the CSA area and 40% in the AP area. The decrease in revenue in the CSA area resulted from a significant volume of work being put in place in 1999 following a record level of new business awarded during 1998. Included in the 2000 results was $21.5 million in revenues from start-up and recently acquired businesses. HBI has not been included in the results of operations for 2000, but results of HBI were reflected effective January 1, 2001.

   GROSS PROFIT--Gross profit decreased $8.7 million to $69.0 million in 2000 from $77.7 million in 1999. Gross profit as a percentage of revenues was 11.3% in 2000 and 11.5% in 1999.

   SPECIAL CHARGES--During 2000, the Company took additional actions to size its operations appropriately for the level of base business going forward and to position its core business in advance of the acquisition and integration of HBI. The Company recognized special charges of $55.7 million ($4.69 per diluted share) in 2000. The Company recorded charges of $22.2 million for payments associated with the Company's voluntary resignation offer, severance and other benefits-related costs including the involuntary and voluntary terminations of 275 employees (including 230 salaried employees, a 16% reduction in the Company's pre-HBI number of salaried employees). The Company also recognized charges of $5.3 million in facilities-related expenses reflecting the commitment to downsize or lower costs at five facilities worldwide and other exit costs including asset write-downs and lease terminations. A special charge of $28.2 million in 2000 resulted from a full valuation allowance against a net long-term receivable for the Tuban Project and was based on the Company's assessment of the status of the project. For a further discussion of the special charges, see
Note 4 to the Consolidated Financial Statements.

   INCOME (LOSS) FROM OPERATIONS--Income from operations, excluding the special charges, decreased 6.8% to $28.9 million in 2000, compared with $31.0 million in 1999. Including the special charges, the loss from operations was $26.8 million. The fourth quarter of 2000 results include the recognition of $3.1 million of income related to a favorable trial court decision from a claim against certain of the Company's insurers to recover legal fees expended in an environmental litigation. Selling and administrative expenses decreased to $41.9 million, or 6.9% of revenues, in 2000 compared with $49.0 million, or 7.3% of revenues, in 1999. The 2000 selling and administrative expenses included a $3.8 million decrease in performance-based and variable pay compared with 1999.

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

   Net income from continuing operations for 2000 was $16.1 million, or $1.71 per diluted share, excluding special charges, compared with net income from continuing operations of $19.5 million, or $1.75 per diluted share, for 1999.

   The loss from discontinued operations for 2000 was $5.7 million, net of taxes, compared with a loss from discontinued operations of $1.1 million, net of taxes for 1999.

   Net loss for 2000 was $33.8 million, or $3.59 per diluted share, compared with net income of $18.4 million, or $1.65 per diluted share, for 1999.

LIQUIDITY AND CAPITAL RESOURCES

In 2001, the Company generated cash from operations of $105.8 million compared with $4.1 million in 2000. Cash flow from operating activities included a reduction in contract capital that provided $59.9 million in 2001. This reduction was achieved primarily from realization of contract capital from the acquired businesses and from the high level of activity in the North America and CSA areas.

   In 2001, the Company expended $8.9 million for capital expenditures and realized $2.8 million in proceeds from the sale of property and equipment. The capital expenditures in 2001 included $5.2 million for field equipment, $2.6 million for the improvement of facilities and $1.1 million for information systems. In 2000, the Company expended $6.4 million for capital expenditures and realized $4.9 million in proceeds from the sale of property and equipment. The capital expenditures in 2000 included $3.9 million for field equipment, $0.9 million for the improvement of facilities and $1.6 million for information systems.

   In July 2001, the Company completed a $75 million private placement of senior notes to a group of institutional investors. The notes carry an interest rate of 7.34% and are due in 2007, with principal reductions annually from 2005 through 2007. Proceeds were used to reduce floating rate debt under the Company's revolving credit facility.

   In August 2001, the Company's revolving credit facility was amended by an amended and restated credit agreement. This amendment changed the facility's terms from a three-year, unsecured $200 million facility to a four-year unsecured $125 million facility. The Company also entered into a 364-day credit agreement with the same member banks which provides for $50 million of debt borrowings and short-term letters of credit. Under these facilities the Company currently has a maximum aggregate commitment of $175 million for letters of credit and debt borrowing. The facilities provide for revolving loans for general corporate purposes, including working capital, share repurchase, acquisitions and other requirements of the Company, and also for letters of credit to be issued in the normal course of business. There is no sublimit on the amount of letters of credit which can be issued, on a committed basis, under the facilities. The letters of credit issued under the facilities can have a maximum expiration date of five days prior to the termination date of each facility term.

   At December 31, 2001, the Company's long-term debt stood at $75.0 million compared with $101.8 million at the end of 2000. Strong cash flow resulted in net debt (total debt less cash and cash equivalents) of $30.4 million at December 31, 2001, a reduction from
                                    page 27                  2001 ANNUAL REPORT

$94.6 million at December 31, 2000. During 2001, 2,685,884 shares of the Company's stock were purchased, or 15% of the shares outstanding as of year-end 2000 for $49.1 million. During 2000, the Company purchased 1,183,664 shares, or 12% of the shares outstanding as of year-end 1999 for $18.8 million. The Company ended 2001 with contract capital of $43.2 million, a $18.1 million decrease from December 31, 2000. Cash and cash equivalents at year end were $50.5 million compared with $7.5 million at the end of 2000.

   On February 7, 2001, the Company acquired substantially all of the assets of the Engineered Construction Division and the Water Division of Pitt-Des Moines, Inc. (see Note 3 to the Consolidated Financial Statements) for 2,848,172 shares of the Company (including 282,575 collar shares for price protection, if required) and $40.0 million in cash. PDM was obligated to remit to the Company net proceeds from the disposition of these shares in excess of $44.0 million. The source of funds for the cash portion of the purchase price was a private placement of 837,692 shares of the Company to Farinvest, Ltd., an affiliate of WEDGE Group Incorporated ("WEDGE") (for a price of $13.6 million) and 1,623,846 shares of the Company plus a warrant to purchase 251,598 shares of the Company at an exercise price of NLG .01 per share to First Reserve Fund VIII, L.P. ("First Reserve") (for a total price of $26.4 million), plus a warrant for 250,000 shares of the Company, subject to decrease depending on the number of shares repurchased by the Company prior to June 30, 2001. The issuance of a total of 5,309,710 shares represented a 30% increase in shares outstanding from December 31, 2000. First Reserve exercised the warrant to purchase 251,598 shares on February 22, 2001. On March 15, 2001, the Company called 524,781 shares from PDM priced at $9.0 million and a return of the 282,575 collar shares issued for price protection. The Company sold these 807,356 shares at $17.75 (less expenses), based on an agreement entered into on February 23, 2001, to an unaffiliated group of investors for a total price of $14.3 million. PDM had the right to require the Company to repurchase the remaining 2,040,816 shares at $17.15 per share, for a total price of $35.0 million. The Company had certain rights to call these shares prior to June 28, 2001. The Company repurchased these shares from PDM in June 2001, as anticipated under the terms of the purchase agreement. The Company funded the purchase in part from the proceeds of the sale and leaseback of its administrative office.

   On December 28, 2000, the Company acquired the entire ownership interest of Howe-Baker International, L.L.C. from WEDGE for consideration of 8,146,665 shares of the Company (valued at $12.8875 per share), $43.0 million in cash and the assumption of certain liabilities. The issuance of these shares resulted in an 85% increase in shares outstanding at the date of acquisition. Immediately following this transaction, First Reserve acquired from WEDGE 4,323,333 shares of the Company. As part of this transaction, First Reserve purchased an additional 530,000 shares of the Company from WEDGE and one of its affiliates and the Company agreed to grant First Reserve a warrant to purchase 82,118 shares of the Company at an exercise price of NLG .01 per share. First Reserve exercised this warrant on February 22, 2001.

   Management anticipates that by utilizing cash generated from operations and funds provided under the revolving credit facilities, the Company will be able to meet its contract capital and capital expenditure needs for at least 24 months. The Company cannot give assurances that such funding will be available, as its ability to generate cash flows from operations and its ability to access funding under its revolving credit facilities, may be impacted by a variety of business, economic, legislative, financial and other factors, which may be outside of the Company's control. Additionally, and as discussed in Note 7 to the Consolidated Financial Statements, the revolving credit facilities contain a number of restrictive covenants.

   In addition, the Company has a significant, uncommitted bonding facility, primarily to support its project related obligations. A bonding facility termination or reduction could result in the Company utilizing letters of credit in place of performance bonds thereby reducing the Company's available capacity under its revolving credit facilities. Although the Company does not anticipate a reduction or termination to the facility, there is no guarantee that the Company will continue to maintain such a facility to service its ordinary course obligations at reasonable terms.

   As a result of the previously announced relocation of its administrative headquarters from Plainfield, Illinois to The Woodlands, Texas, management has elected to build a new administrative office in The Woodlands. To fund the construction of the project, the Company may look to the revolving credit facilities and cash flows from operations to provide the initial funding.

OFF-BALANCE SHEET ARRANGEMENTS
The Company uses operating leases for facilities and equipment when they make economic sense. In 2001, the Company entered into a sale (for approximately $14.0 million) and leaseback transaction of its Plainfield, Illinois administrative office with a lease term of 20 years. Rentals under this and all other lease commitments are reflected in rental expense and future rental commitments as summarized in Note 8 to the Consolidated Financial Statements.

   The Company has no other off-balance sheet arrangements.

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

   The carrying value of the Company's cash and cash equivalents, accounts receivable, accounts payable and notes payable approximates their fair values because of the short maturity of these instruments. At December 31, 2001, the fair value of the Company's long-term debt was $76,700 based on current market rates for debt of the same risk and maturities. The Company's accounting policies and a quantification of its derivative financial instruments are included in Note 2 to the Consolidated Financial Statements.

CHICAGO BRIDGE & IRON COMPANY N.V.       page 28

EURO CONVERSION
The Euro was introduced on January 1, 1999, at which time the conversion rates between the currencies of the 11 participating European countries that are members of the European Economic and Monetary Union (EMU) and the Euro were set. The local currencies were used as legal tender through January 1, 2002. Subsequently, the local currencies were canceled and Euro bills and coins are now used in the 11 participating countries. The transition to the Euro has not had any significant impact on the Company's results of operations, financial position or cash flows.

NEW ACCOUNTING STANDARDS
In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards ("SFAS") No. 141 "Business Combinations" ("SFAS 141") and SFAS No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"). These pronouncements change the accounting for business combinations, goodwill and intangible assets. SFAS 141 eliminates the pooling-of-interests method of accounting for business combinations and further clarifies the criteria to recognize intangible assets separately from goodwill. The requirements of SFAS 141 are effective for any business combination accounted for by the purchase method that is completed after June 30, 2001. SFAS 142 states goodwill and indefinite-lived intangible assets are no longer amortized to earnings but instead are reviewed annually for impairment. The amortization of existing goodwill and indefinite-lived intangible assets will cease January 1,2002. Goodwill on acquisitions completed subsequent to June 30, 2001, is not amortized, but instead will be reviewed annually for impairment. The Company adopted these new Statements effective as of January 1, 2002. Amortization expense arising from goodwill and other intangible assets that will no longer be amortized under the provisions of the new rules was approximately $4.2 million in 2001 and $0.6 million in 2000.

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133, as amended by SFAS 138, is effective for fiscal years beginning after June 15, 2000 (quarter ended March 31, 2001, for the Company). The Company adopted the new Statement effective as of January 1, 2001. Adoption requires the Company to record all derivative instruments on the balance sheet at their fair value and changes in the derivative's fair value are to be recorded each period in earnings, unless specific hedge accounting criteria are met. This change in accounting does not have a significant effect on the Company's results of operations or its financial position.

CRITICAL ACCOUNTING POLICIES
The Company recognizes revenues using the percentage of completion method. Contract revenues are accrued based generally on the percentage that costs-to-date bear to total estimated costs. The Company follows the guidance of the Statement of Position 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" ("SOP 81-1") for accounting policy relating to the Company's use of the percentage of completion method, estimating costs, revenue recognition and claim recognition. The use of estimated cost to complete each contract is a significant variable in the process of determining income earned and is a significant factor in the accounting for contracts. The cumulative impact of revisions in total cost estimates during the progress of work is reflected in the period in which these changes become known. Contract revenue reflects the original contract price adjusted for agreed upon change orders and estimated minimum recoveries of claims. Although successful, this contracting model has inherent risks. Losses expected to be incurred on contracts in progress are charged to income as soon as such losses are known. A significant portion of the Company's work is performed on a fixed price or lump sum basis. The balance of projects is primarily performed on variations of cost reimbursable and target price approaches. The Company has a history of proven success in estimating and bidding lump sum, fixed price contracts. However, due to the various estimates inherent in the Company's contract accounting, actual results could differ from those estimates. The Company's accounting policies are more fully discussed in Note 2 to the Consolidated Financial Statements.

FORWARD-LOOKING STATEMENTS
This Annual Report contains forward-looking statements. You should read carefully any statements containing the words "expect," "believe," "anticipate," "project," "estimate," "predict," "intend," "should," "could," "may," "might," or similar expressions or the negative of any of these terms.

   Forward-looking statements involve known and unknown risks and uncertainties. Various factors, such as those listed under "Risk Factors," and are set forth in the Company's Form 10-K, may cause the Company's actual results, performance or achievements to be materially different from those expressed or implied by any forward-looking statements. Among the factors that could cause the Company's results to differ are the following: its ability to realize cost savings from expected execution performance of contracts; the uncertain timing and the funding of new contract awards, and project cancellations and operations risks; the expected growth in the Company's primary end markets does not occur; cost overruns on fixed price contracts, and risks associated with percentage of completion accounting; lack of necessary liquidity to finance expenditures prior to the receipt of payment for the performance of contracts and to provide bid and performance bonds and letters of credit securing the Company's obligations under its bids and contracts; risks inherent in the Company's acquisition strategy and its ability to obtain financing for proposed acquisitions; a broad downturn in the economy in general; and the ultimate outcome or effect of the pending Federal Trade Commission ("FTC") proceeding on the Company's business. Additional factors which could cause actual results to differ from such forward-looking statements are set forth in the Company's Form 10-K for the year ended December 31, 2001. Although the Company believes the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future performance or results. The Company is not obligated to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. These risks should be considered when reading any forward-looking statements.

                                    page 29                  2001 ANNUAL REPORT























REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and the Supervisory Board of Chicago Bridge & Iron Company N.V.:

   We have audited the accompanying consolidated balance sheets of CHICAGO BRIDGE & IRON COMPANY N.V. (a Netherlands corporation) and SUBSIDIARIES as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards in the United States of America and The Netherlands. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CHICAGO BRIDGE & IRON COMPANY N.V. and SUBSIDIARIES as of December 31, 2001 and 2000, and the results of its operations and cash flows for each of the three years ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Arthur Andersen
Amsterdam, The Netherlands
February 11, 2002

CHICAGO BRIDGE & IRON COMPANY N.V.       page 30

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share data)

YEARS ENDED DECEMBER 31,                                             2001           2000           1999
-------------------------------------------------------------------------------------------------------
Revenues                                                      $ 1,081,824    $   611,691    $   674,386
Cost of revenues                                                  945,048        542,721        596,695
-------------------------------------------------------------------------------------------------------
  Gross profit                                                    136,776         68,970         77,691
Selling and administrative expenses                                67,519         41,913         48,997
Intangibles amortization                                            5,819            599            514
Other operating income, net                                          (691)        (2,401)        (2,788)
Special charges (Note 4)                                            9,686         55,664             --
-------------------------------------------------------------------------------------------------------
  Income (loss) from operations                                    54,443        (26,805)        30,968
Interest expense                                                   (8,392)        (5,187)        (2,980)
Interest income                                                     1,854            430            766
-------------------------------------------------------------------------------------------------------
  Income (loss) before taxes and minority interest                 47,905        (31,562)        28,754
Income tax (expense) benefit                                      (13,480)         4,859         (8,061)
-------------------------------------------------------------------------------------------------------
  Income (loss) before minority interest                           34,425        (26,703)        20,693
Minority interest in income                                        (2,503)        (1,341)        (1,171)
-------------------------------------------------------------------------------------------------------
  Income (loss) from continuing operations                         31,922        (28,044)        19,522
-------------------------------------------------------------------------------------------------------
Discontinued operations (Note 5):
  Loss from discontinued operations, net of taxes                  (2,321)        (5,731)        (1,138)
  Loss on disposal of discontinued operations, net of taxes        (9,898)            --             --
-------------------------------------------------------------------------------------------------------
  Net income (loss)                                           $    19,703    $   (33,775)   $    18,384
=======================================================================================================


Net income (loss) per share (Note 2)
Basic
  Income (loss) from continuing operations                    $      1.48    $     (2.98)   $      1.77
  Loss from discontinued operations                                 (0.57)         (0.61)         (0.10)
-------------------------------------------------------------------------------------------------------
  Net income (loss)                                           $      0.91    $     (3.59)   $      1.67
-------------------------------------------------------------------------------------------------------
Diluted
  Income (loss) from continuing operations                    $      1.43    $     (2.98)   $      1.75
  Loss from discontinued operations                                 (0.55)         (0.61)         (0.10)
-------------------------------------------------------------------------------------------------------
  Net income (loss)                                           $      0.88    $     (3.59)   $      1.65
-------------------------------------------------------------------------------------------------------

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

                               page 31                      2001 ANNUAL REPORT

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

YEARS ENDED DECEMBER 31,                                        2001        2000
---------------------------------------------------------------------------------
ASSETS
---------------------------------------------------------------------------------
Cash and cash equivalents                                  $  50,478    $   7,451
Accounts receivable, net of allowance for doubtful
  accounts of $1,256 in 2001 and $1,340 in 2000              144,625      125,259
Contracts in progress with earned revenues exceeding
  related progress billings (Note 6)                          71,549       57,888
Deferred income taxes                                         20,526       14,417
Assets held for sale                                           1,958       13,391
Net assets of discontinued operations (Note 5)                    --       11,614
Other current assets                                          17,917       10,740
---------------------------------------------------------------------------------
  Total current assets                                       307,053      240,760
---------------------------------------------------------------------------------
Property and equipment, net (Note 9)                         105,998       98,723
Long-term receivable (Note 10)                                19,785       19,785
Deferred income taxes                                         21,475       28,332
Goodwill and other intangibles, net (Note 2)                 173,953      137,436
Other non-current assets                                      20,001       13,379
---------------------------------------------------------------------------------
  Total assets                                             $ 648,265    $ 538,415
=================================================================================
LIABILITIES
---------------------------------------------------------------------------------
Notes payable (Note 7)                                     $     155    $     276
Current maturity of long-term debt (Note 7)                    5,700           --
Accounts payable                                              73,636       62,934
Accrued liabilities (Note 9)                                  69,320       58,389
Contracts in progress with progress billings exceeding
  related earned revenues (Note 6)                            99,306       58,927
Income taxes payable                                           9,154        3,321
---------------------------------------------------------------------------------
  Total current liabilities                                  257,271      183,847
---------------------------------------------------------------------------------
Long-term debt (Note 7)                                       75,000      101,800
Other non-current liabilities (Note 9)                        69,343       63,794
Minority interest in subsidiaries (Note 10)                   34,428       33,227
---------------------------------------------------------------------------------
  Total liabilities                                          436,042      382,668
---------------------------------------------------------------------------------

Commitments and Contingencies (Note 11)

SHAREHOLDERS' EQUITY
---------------------------------------------------------------------------------
Common stock, Euro .01 par value; authorized: 35,000,000
  in 2001 and 2000; issued: 22,282,586 in 2001 and
  17,743,030 in 2000 (Note 13)                                   210           91
Additional paid-in capital                                   241,559      174,320
Retained earnings                                             23,102        8,626
Stock held in Trust (Note 14)                                (14,301)     (17,193)
Treasury stock, at cost (Note 13)                            (25,279)        (225)
Accumulated other comprehensive income (loss) (Note 15)      (13,068)      (9,872)
---------------------------------------------------------------------------------
  Total shareholders' equity                                 212,223      155,747
---------------------------------------------------------------------------------
  Total liabilities and shareholders' equity               $ 648,265    $ 538,415
=================================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

CHICAGO BRIDGE & IRON COMPANY N.V.       page 32

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS


(In thousands)

YEARS ENDED DECEMBER 31,                                                2001         2000         1999
------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
------------------------------------------------------------------------------------------------------
Net income (loss)                                                  $  19,703    $ (33,775)   $  18,384
Adjustments to reconcile net income (loss) to net cash
 provided by operating activities:
  Special charges, net of deferred income taxes of
   $3,104 and $11,559                                                  6,582       44,105           --
  Payments related to special charges                                (14,785)      (7,069)          --
  Depreciation and amortization                                       25,105       16,838       17,698
  Gain on sale of property and equipment                                (691)      (2,401)      (1,963)
  Loss on discontinued operations                                     12,219        5,731        1,138
Change in operating assets and liabilities (see below)                60,819      (10,426)     (11,716)
------------------------------------------------------------------------------------------------------
  Net cash provided by continuing operating activities               108,952       13,003       23,541
------------------------------------------------------------------------------------------------------
  Net cash used in discontinued operating activities                  (3,156)      (8,918)      (1,080)
------------------------------------------------------------------------------------------------------
  Net cash provided by operating activities                          105,796        4,085       22,461
------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
------------------------------------------------------------------------------------------------------
Cost of business acquisitions, net of cash acquired                  (47,848)     (56,469)          --
Capital expenditures                                                  (8,917)      (6,353)     (13,379)
Proceeds from sale of assets held for sale                            13,992           --           --
Proceeds from sale of property and equipment                           2,788        4,915        5,214
------------------------------------------------------------------------------------------------------
  Net cash used in continuing investing activities                   (39,985)     (57,907)      (8,165)
------------------------------------------------------------------------------------------------------
  Net cash provided by/(used in) discontinued
   investing activities                                                4,210       (7,660)        (746)
------------------------------------------------------------------------------------------------------
  Net cash used in investing activities                              (35,775)     (65,567)      (8,911)
------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
------------------------------------------------------------------------------------------------------
Decrease in notes payable                                               (721)        (578)      (2,423)
Proceeds from private placement                                       75,000           --           --
Net (repayment)/borrowing under revolving credit facility            (96,100)      71,100       20,000
Issuance of common stock                                              45,920           --           --
Purchase of treasury stock                                           (49,103)     (18,757)     (17,484)
Issuance of treasury stock                                             3,197        1,060        1,742
Dividends paid                                                        (5,227)      (2,220)      (2,614)
------------------------------------------------------------------------------------------------------
  Net cash (used in)/provided by continuing financing activities     (27,034)      50,605         (779)
------------------------------------------------------------------------------------------------------
  Net cash provided by discontinued financing activities                  --           13           --
------------------------------------------------------------------------------------------------------
  Net cash (used in)/provided by financing activities                (27,034)      50,618         (779)
------------------------------------------------------------------------------------------------------

Increase/(decrease) in cash and cash equivalents                      42,987      (10,864)      12,771
Change in cash and cash equivalents of discontinued operations            40          (42)         (50)
Cash and cash equivalents, beginning of the year                       7,451       18,357        5,636
------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of the year                         $  50,478    $   7,451    $  18,357
======================================================================================================

CHANGE IN OPERATING ASSETS AND LIABILITIES
------------------------------------------------------------------------------------------------------
Decrease/(increase) in receivables, net                            $  36,854    $   8,247    $  13,833
Decrease/(increase) in contracts in progress, net                     39,120       (3,602)     (20,685)
(Decrease)/increase in accounts payable                              (16,100)      (2,386)       5,133
------------------------------------------------------------------------------------------------------
  Change in contract capital                                          59,874        2,259       (1,719)
(Increase)/decrease in other current assets                           (8,677)      (1,544)        (599)
Increase/(decrease) in income taxes payable and
 deferred income taxes                                                 9,769       (3,118)      (1,629)
Increase/(decrease) in accrued and other non-current liabilities       6,829       (7,039)      (5,230)
(Increase)/decrease in other                                          (6,976)        (984)      (2,539)
------------------------------------------------------------------------------------------------------
  Total                                                            $  60,819    $ (10,426)   $ (11,716)
======================================================================================================

SUPPLEMENTAL CASH FLOW DISCLOSURES
------------------------------------------------------------------------------------------------------
Cash paid for interest                                             $   6,851    $   5,921    $   2,939
Cash paid for income taxes                                             2,258        7,140        9,456

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

                                   page 33                  2001 ANNUAL REPORT

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(In thousands)

                                                                                                         ACCUMULATED
                                                       ADDITIONAL                  STOCK    TREASURY           OTHER     TOTAL
                                            COMMON      PAID-IN     RETAINED     HELD IN      STOCK,   COMPREHENSIVE  SHAREHOLDERS'
                                             STOCK      CAPITAL     EARNINGS       TRUST     AT COST   INCOME (LOSS)    EQUITY
----------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1999                 $    74    $  94,037    $  28,851    $     --    $ (13,144)   $  (8,162)   $ 101,656
Comprehensive income                            --           --       18,384          --           --          920       19,304
Dividends to common shareholders                --           --       (2,614)         --           --           --       (2,614)
Long-Term Incentive Plan amortization           --        1,806           --          --           --           --        1,806
Stock held in Trust                             --       12,700           --     (12,700)          --           --           --
Purchase of treasury stock                      --           --           --          --      (17,484)          --      (17,484)
Issuance of treasury stock                      --       (1,406)          --          --        3,148           --        1,742
Cancellation of treasury stock                  (7)     (13,744)          --          --       13,751           --           --
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999                    67       93,393       44,621     (12,700)     (13,729)      (7,242)     104,410
Comprehensive (loss)                            --           --      (33,775)         --           --       (2,630)     (36,405)
Dividends to common shareholders                --           --       (2,220)         --           --           --       (2,220)
Long-Term Incentive Plan amortization           --        2,969           --          --           --           --        2,969
Issuance of common stock for acquisition        35      104,655           --          --           --           --      104,690
Issuance of common stock to Trust                1        4,457           --      (4,458)          --           --           --
Stock held in Trust                             --           35           --         (35)          --           --           --
Purchase of treasury stock                      --           --           --          --      (18,757)          --      (18,757)
Issuance of treasury stock                      --       (2,037)          --          --        3,097           --        1,060
Cancellation of treasury stock                 (12)     (29,152)          --          --       29,164           --           --
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000                    91      174,320        8,626     (17,193)        (225)      (9,872)     155,747
Comprehensive income (loss)                     --           --       19,703          --           --       (3,196)      16,507
Dividends to common shareholders                --           --       (5,227)         --           --           --       (5,227)
Long-Term Incentive Plan amortization           --        1,125           --          --           --           --        1,125
Issuance of common stock                        24       89,953           --          --           --           --       89,977
Conversion of common stock to Euro             106         (106)          --          --           --           --           --
Issuance of treasury stock to Trust             --          508           --      (1,310)         802           --           --
Release of Trust shares                         --       (4,202)          --       4,202           --           --           --
Purchase of treasury stock                      --           --           --          --      (49,103)          --      (49,103)
Issuance of treasury stock                      --          (50)          --          --        3,247           --        3,197
Cancellation of treasury stock                 (11)     (19,989)          --          --       20,000           --           --
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2001               $   210    $ 241,559    $  23,102   $ (14,301)   $ (25,279)   $ (13,068)   $ 212,223
==================================================================================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

CHICAGO BRIDGE & IRON COMPANY N.V.       page 34

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data)

1. ORGANIZATION AND NATURE OF OPERATIONS
Chicago Bridge & Iron Company N.V. and Subsidiaries (the "Company"), is a global specialty engineering and construction company offering a complete package of design, engineering, fabrication, construction and maintenance services. The Company's products include hydrocarbon processing plants, LNG terminals and peak shaving plants, bulk liquid terminals, water storage and treatment facilities, and other steel structures and their associated systems. Based on its knowledge of and experience in its industry, the Company believes it is the leading provider of field erected steel tanks and other steel plate structures, associated systems and related services in North America and one of the leading providers of these specialized products and services in the world. The Company seeks to maintain its leading industry position by focusing on its technological expertise in design, metallurgy and welding, along with its ability to complete logistically and technically complex metal plate projects virtually anywhere in the world. The Company has been continuously engaged in the engineering and construction industry since its founding in 1889. The Company's subsidiary Howe-Baker International, L.L.C., which was acquired in 2000, is a global technology company specializing in the engineering and construction of hydrocarbon processing plants for customers in the refining, petrochemical and natural gas industries, which was organized and began operations in 1947.

   HISTORICAL ORGANIZATION--During the periods and as of the dates prior to January 1, 1996, Chicago Bridge & Iron Company ("CB&I") was a wholly owned subsidiary of Chi Bridge Holdings, Inc. ("Holdings"), which in turn was a wholly owned subsidiary of CBI Industries, Inc. ("Industries"). On January 12, 1996, pursuant to the merger agreement dated December 22, 1995, Industries became a subsidiary of Praxair, Inc. ("Praxair" and "former Parent Company"). This merger transaction was reflected in CB&I's consolidated financial statements as a purchase effective January 1, 1996.

   COMMON STOCK OFFERING--In December 1996, the Company filed a registration statement with the Securities and Exchange Commission for an initial public offering (the "Offering") of a majority of the shares of the Company's Common Stock, par value NLG (Dutch Guilders) .01 (the "Common Stock"). Effective March 1997, after the Reorganization discussed below, the Company completed the Offering of 11,045,941 shares of Common Stock at $18.00 per share. The Company did not receive any proceeds from the Offering, but paid a portion of the Offering costs.

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

   NATURE OF OPERATIONS--Projects for the worldwide petroleum and petrochemical industry accounted for approximately 60-70% of the Company's revenues in 2001, 2000 and 1999. Numerous factors influence capital expenditure decisions in this industry, which are beyond the control of the Company. Therefore, no assurance can be given that the Company's business, financial condition and results of operations will not be adversely affected because of reduced activity due to the price of oil or changing taxes, price controls and laws and regulations related to the petroleum and petrochemical industry.

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

   REVENUE RECOGNITION--Revenues are recognized using the percentage of completion method. Contract revenues are accrued based generally on the percentage that costs-to-date bear to total estimated costs. The Company follows the guidance of the Statement of Position 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" ("SOP 81-1") for accounting policy relating to the Company's use of the percentage of completion method, estimating costs, revenue recognition and claim recognition. The use of estimated cost to complete each contract is a significant variable in the process of determining income earned and is a significant factor in the accounting for contracts. The cumulative impact of revisions in total cost estimates during the progress of work is reflected in the period in which these changes become known. Due to the various estimates inherent in the Company's contract accounting, actual results could differ from those estimates. Contract revenue reflects the original contract price adjusted for agreed upon change orders and estimated minimum recoveries of claims. At December 31, 2001, the Company had net outstanding claims recognized of $5,400. Losses expected to be incurred on contracts in progress are charged to income as soon as such losses are known.

   A significant portion of the Company's work is performed on a fixed price or lump sum basis. The balance of projects is primarily performed on variations of cost reimbursable and target price approaches. Progress billings in accounts receivable are currently due and exclude retentions until such amounts are due in accordance with contract terms. Cost of revenues includes direct contract costs such as material and construction labor, and indirect costs which are attributable to contract activity.

                                   page 35                   2001 ANNUAL REPORT

   FOREIGN CURRENCY TRANSLATION AND EXCHANGE--The primary effects of foreign currency translation adjustments are recognized in shareholders' equity in accumulated other comprehensive income (loss) as cumulative translation adjustment, net of tax. Foreign currency exchange gains/(losses) are included in the determination of income, and were $128 in 2001, $1,481 in 2000 and $(550) in 1999.

   PER SHARE COMPUTATIONS--

                                                       2001          2000              1999
-------------------------------------------------------------------------------------------
Income (loss) from continuing operations        $    31,922    $  (28,044)      $    19,522
Loss from discontinued operations                   (12,219)       (5,731)           (1,138)
-------------------------------------------------------------------------------------------
Net income (loss)                               $    19,703    $  (33,775)      $    18,384
-------------------------------------------------------------------------------------------

Weighted average shares outstanding--basic       21,624,846     9,405,789        10,998,872
  Effect of stock options                           681,799             *             6,997
  Effect of restricted shares                        22,424             *           141,282
  Effect of directors deferred fee shares            20,331             *             7,626
  Effect of warrants                                 17,515            --                --
  Effect of performance shares                           --             *            14,064
-------------------------------------------------------------------------------------------
 Weighted average shares outstanding--diluted    22,366,915     9,405,789        11,168,841
===========================================================================================

Net income (loss) per share
-------------------------------------------------------------------------------------------
Basic
  Income (loss) from continuing operations      $      1.48    $    (2.98)      $      1.77
  Loss from discontinued operations                   (0.57)        (0.61)            (0.10)
-------------------------------------------------------------------------------------------
  Net income (loss)                             $      0.91    $    (3.59)      $      1.67
===========================================================================================
Diluted
  Income (loss) from continuing operations      $      1.43    $    (2.98)*     $      1.75
  Loss from discontinued operations                   (0.55)        (0.61)*           (0.10)
-------------------------------------------------------------------------------------------
  Net income (loss)                             $      0.88    $    (3.59)*     $      1.65
===========================================================================================

(*) In 2000, the effect of stock options, restricted shares, directors deferred fee shares and performance shares were not included in the calculation of diluted earnings per share as they were antidilutive due to the net loss for the year.

   CASH EQUIVALENTS--Cash equivalents are considered to be all highly liquid securities with original maturities of three months or less.

   PROPERTY AND EQUIPMENT--Property and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives: buildings and improvements, 10 to 40 years; plant and field equipment, 3 to 20 years. Renewals and betterments, which substantially extend the useful life of an asset, are capitalized and depreciated. Depreciation expense was $19,286 in 2001, $16,239 in 2000 and $17,249 in 1999.

   GOODWILL AND OTHER INTANGIBLES, NET--The Company records the excess of cost over the fair value of identifiable net assets as goodwill on the balance sheet. Goodwill was amortized on a straight-line basis over periods of 7 to 40 years through December 31, 2001. Goodwill amortization expense was $4,196 in 2001, $587 in 2000 and $502 in 1999. Accumulated amortization was $6,749 as of December 31, 2001 and $2,553 as of December 31, 2000. Goodwill balances were $136,845 at December 31, 2001 and $132,426 at December 31, 2000. The carrying value of goodwill is reviewed periodically based on the undiscounted cash flows of the entity over the remaining amortization period. If this review indicates that goodwill is not recoverable, the Company's carrying value of goodwill would be reduced to fair value. Other intangibles(primarily non-compete agreements and patents/technology) are amortized on a straight-line basis over the estimated useful life ranging from periods of 3 to 15 years. Other intangibles amortization expense was $1,623 in 2001, $12 in 2000 and $12 in 1999. Accumulated amortization was $1,668 as of December 31, 2001 and $45 as of December 31, 2000. Certain of these other intangibles (primarily tradenames) have useful lives that are indefinite, and therefore not amortized (see New Accounting Standards below). Other intangibles balances were $37,108 at December 31, 2001 and $5,010 at December 31, 2000. In the fourth quarter the Company concluded its evaluation of intangible assets associated with its recent acquisitions, and the balances at December 31, 2001 reflect the results of that evaluation.

   PRECONTRACT COSTS--Precontract costs are charged to cost of revenues as incurred. However, certain precontract costs are deferred to the balance sheet if their recoverability from the contract is probable. Precontract costs deferred to the balance sheet were $0 as of December 31, 2001 and $1,838 as of December 31, 2000.

   FINANCIAL INSTRUMENTS--The carrying value of the Company's cash and cash equivalents, accounts receivable, accounts payable and notes payable approximates their fair values because of the short maturity of these instruments. At December 31, 2001, the fair value of the Company's long-term debt was $76,700 based on current market rates for debt of the same risk and maturities. The Company's other financial instruments are not significant.

   FORWARD CONTRACTS--Although the Company does not engage in currency speculation, it periodically uses forward contracts to hedge foreign currency transactions. Gains or losses on forward contracts are included in income. These forward contracts hedged intercompany loans utilized to finance non-U.S. subsidiaries and will mature within 10 days after year-end. Also, the Company had $230 of outstanding foreign currency exchange contracts to sell Euros. These forward contracts hedge contract costs to be incurred in U.S. dollars with revenues to be earned in Euros that mature in May 2002. The fair value of these forward contracts approximated their carrying value in the financial statements at December 31, 2001. The counterparties to the Company's forward contracts are major financial institutions, which the Company continually evaluates as to their creditworthiness. The Company has never experienced, nor does it anticipate, nonperformance by any of its counterparties.

CHICAGO BRIDGE & IRON COMPANY N.V.       page 36

   The following table summarizes the Company's foreign currency hedge forward contracts for intercompany loans as of December 31, 2001:

                                                          WEIGHTED AVERAGE
CURRENCY SOLD      CURRENCY PURCHASED    CONTRACT AMOUNT   CONTRACT RATE
--------------------------------------------------------------------------
Euros                U.S. Dollars          $ 16,702            1.13
U.S. Dollars         Canadian Dollars         8,931            1.58
Singapore Dollars    U.S. Dollars             5,001            1.84
U.S. Dollars         Australian Dollars       1,350            1.93
British Pounds       U.S. Dollars             1,191            0.71
--------------------------------------------------------------------------

   NEW ACCOUNTING STANDARDS--In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards 141 "Business Combinations" and SFAS 142 "Goodwill and Other Intangible Assets." These pronouncements change the accounting for business combinations, goodwill and intangible assets. SFAS 141 eliminates the pooling-of-interests method of accounting for business combinations and further clarifies the criteria to recognize intangible assets separately from goodwill. The requirements of SFAS 141 are effective for any business combination accounted for by the purchase method that is completed after June 30, 2001. SFAS 142 states goodwill and indefinite-lived intangible assets are no longer amortized to earnings but instead are reviewed annually for impairment. The amortization of existing goodwill and indefinite-lived intangible assets at June 30, 2001, will be ceased at January 1, 2002. Goodwill on acquisitions completed subsequent to June 30, 2001, is not amortized, but instead will be reviewed annually for impairment. The Company adopted these new Statements effective as of January 1, 2002. Amortization expense arising from goodwill and other intangible assets that will no longer be amortized under the provisions of the new rules was $4,196 in 2001 and $587 in 2000.

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133, as amended by SFAS 138, is effective for fiscal years beginning after June 15, 2000 (quarter ended March 31, 2001, for the Company). The Company adopted the new Statement effective as of January 1, 2001. Adoption requires the Company to record all derivative instruments on the balance sheet at their fair value and changes in the derivative's fair value are to be recorded each period in earnings, unless specific hedge accounting criteria are met. This change in accounting does not have a significant effect on the Company's results of operations or its financial position.

   RESEARCH AND DEVELOPMENT--Expenditures for research and development activities, which are charged to income as incurred, amounted to $1,650 in 2001, $1,570 in 2000 and $1,294 in 1999.

   RECLASSIFICATION OF PRIOR YEAR BALANCES--Certain prior year balances have been reclassified to conform with current year presentation.

3. ACQUISITIONS
On November 30, 2001, the Company purchased Morse Construction Group, Inc. ("Morse") for approximately $3,000. Morse designs, fabricates and erects steel structures, including storage tanks. This acquisition enables the Company to continue to grow its U.S. water and industrial tank business and provides the Company with access to a geographic area where it expects to establish a stronger presence. Financial information has not been disclosed separately as the amounts were not significant.

   On February 7, 2001, the Company purchased substantially all of the assets (the "Assets") of the PDM Divisions. The Engineered Construction Division, headquartered in Houston, engineers, fabricates and constructs storage tanks and systems, process systems, and unique plate structures for the petroleum, petrochemical, cryogenic, liquid natural gas, defense and aerospace industries. The Water Division, headquartered in Pittsburgh, designs, fabricates and constructs water storage tank projects including conventional styles such as ground storage reservoirs and standpipes, steel elevated tanks and composite elevated tanks as well as unique projects involving one-of-a-kind tanks designed for specific applications. The Divisions have been integrated with the Company's current business units and the Assets continue to be used in the same lines of business.

   Under the terms of the transaction, which was negotiated based on the Company's stock prices prevailing during the 45 days before closing, the Company provided consideration of 2,848,172 shares of the Company (including 282,575 collar shares for price protection, if required) and $40,000 in cash. PDM was obligated to remit to the Company net proceeds from the disposition of these shares in excess of $44,000. The source of funds for the cash portion of the purchase price was a private placement of 837,692 shares of the Company to Farinvest, Ltd., an affiliate of WEDGE (for a price of $13,600) and 1,623,846 shares of the Company plus a warrant to purchase 251,598 shares of the Company at an exercise price of NLG .01 per share to First Reserve (for a total price of $26,400), plus a warrant for 250,000 shares of the Company, subject to decrease depending on the number of shares repurchased from PDM by the Company prior to June 30, 2001. Shareholder agreements with PDM, WEDGE and First Reserve include standstill provisions, registration rights and restrictions with respect to voting rights. First Reserve exercised the warrant to purchase 251,598 shares on February 22, 2001. On March 15, 2001, the Company called 524,781 shares from PDM priced at $9,000 and a return of the 282,575 collar shares issued for price protection. The Company sold these 807,356 shares at $17.75 (less expenses), based on an agreement entered into on February 23, 2001, to an unaffiliated group of investors for a total price of $14,300. PDM had the right to require the Company to repurchase the remaining 2,040,816 shares at $17.15 per share, for a total price of $35,000. The Company had certain rights to call these shares prior to June 28, 2001. The Company repurchased these shares from PDM in June 2001 for $35,000. The Company funded the purchase in part from the proceeds of the sale and leaseback of its administrative office. This acquisition was accounted for under the purchase method of accounting. The purchase price has been allocated to assets acquired and liabilities assumed based on estimated fair values at the date of acquisition and the balance of approximately $39,900 was recorded as goodwill and $500 as other intangibles. Goodwill has been amortized on a straight-line basis over 40 years through December 31, 2001. The fair values of assets acquired and liabilities assumed are subject to final adjustment. The PDM Divisions are included in the Company's results of operations effective February 1, 2001. The pro forma results for the year
                                   page 37                   2001 ANNUAL REPORT

ended December 31, 2001, assuming the acquisition had been made at the beginning of the year, would not be materially different from reported results.
   The following presents (unaudited) pro forma results of operations of the Company for the year ended December 31, 2000 as if the PDM Divisions had been combined as of January 1, 2000. These pro forma results do not purport to be indicative of the combined results of operations that would have occurred had the acquisition been made as of January 1, 2000 or results which may occur in the future. These results are additive to those pro forma amounts from the HBI acquisition.

                                                 PRO FORMA (UNAUDITED)
                                                           YEAR ENDED
                                                    DECEMBER 31, 2000
---------------------------------------------------------------------
Revenues                                                   $1,061,174
Loss from continuing operations                               (15,809)
Loss per share from continuing operations
  Basic                                                    $     (.69)
  Diluted                                                        (.69)
=====================================================================

   On December 28, 2000, the Company acquired Howe-Baker International, L.L.C. from WEDGE, a private investment firm that owned 100% of HBI. HBI is a leading U.S.-based engineering and construction firm specializing in the design and construction of hydrocarbon processing plants for customers in the refining, petrochemical and natural gas processing industries. Under the terms of the transaction, the Company paid $28,000 in cash, issued 8,146,665 shares (valued at $104,990 at $12.8875 per share) to WEDGE and assumed certain liabilities (including $5,700 in long-term debt). These consideration amounts exclude the value of future earnout obligations assumed in the transaction. Under the purchase agreement, an upward adjustment in purchase price of $15,000 was made based on the actual level of cash in HBI working capital on the closing date. Immediately following the transaction, WEDGE sold 4,323,333 shares of the Company's Common Stock to First Reserve at a price of $16.25 per share. First Reserve purchased an additional 530,000 shares from WEDGE for which the Company provided a warrant to First Reserve for the purchase of 82,118 shares of the Company's Common Stock at an exercise price of NLG .01 per share. Shareholder agreements with WEDGE and First Reserve include board representations, standstill provisions, registration rights and restrictions with respect to voting rights. The cash portion of the purchase price was funded out of borrowings under the Company's revolving credit facility. This acquisition was accounted for under the purchase method of accounting. The purchase price has been allocated to assets acquired and liabilities assumed based on estimated fair values at the date of acquisition and the balance of approximately $91,400 was recorded as goodwill and $37,300 as other intangibles. Goodwill was amortized on a straight-line basis over 40 years through December 31, 2001. The results of operations for HBI are included in the Company's results of operations effective January 1, 2001.

   The following presents (unaudited) pro forma results of operations of the Company for the years ended December 31, 2000 and 1999 as if HBI had been combined as of January 1, 1999. These pro forma results do not purport to be indicative of the combined results of operations that would have occurred had the acquisition been made as of January 1, 1999 or of results which may occur in the future.

                                            PRO FORMA (UNAUDITED)   PRO FORMA (UNAUDITED)
                                                      YEAR ENDED              YEAR ENDED
                                               DECEMBER 31, 2000       DECEMBER 31, 1999
----------------------------------------------------------------------------------------
Revenues                                                $848,560                $983,955
(Loss) income from continuing operations                 (19,239)                 33,197
(Loss) income per share from continuing operations
   Basic                                                $  (1.10)               $   1.73
   Diluted                                                 (1.10)                   1.71
========================================================================================

   On May 17, 2000, the Company purchased the assets and assumed certain liabilities of Pacific Pure Water Asia Pte Ltd. ("Pacific Pure") for approximately $2,300. Pacific Pure provides ultra pure systems for customers in the microelectronics, pharmaceutical and biotechnology industries. The purchase price has been allocated to assets acquired and liabilities assumed based on estimated fair values at the date of acquisition and the balance of approximately $1,800 was recorded as goodwill. This acquisition was accounted for under the purchase method of accounting. Goodwill was amortized on a straight-line basis over seven years through December 31, 2001. Pro forma financial information has not been presented, as the amounts were not significant. These operations were part of the Company's UltraPure Systems business that were discontinued during 2001 (Note 5).

   On January 28, 2000, the Company purchased the assets and assumed certain liabilities of the business now known as CB&I Trusco Tank ("Trusco") for approximately $9,400. Trusco designs, fabricates and erects steel structures, including storage and shop-built tanks, and services municipal and industrial customers primarily in the water, wastewater and petroleum markets on the U.S. West Coast. The purchase price has been allocated to assets acquired and liabilities assumed based on estimated fair values at the date of acquisition and the balance of approximately $1,500 was recorded as goodwill. This acquisition was accounted for under the purchase method of accounting.
Goodwill was amortized on a straight-line basis over 40 years through December 31, 2001. Pro forma financial information has not been presented, as the amounts were not significant.

CHICAGO BRIDGE & IRON COMPANY N.V.       page 38

4. SPECIAL CHARGES
The Company records its costs for special charges in accordance with EITF 94-3. Certain costs are recorded as special charges as incurred such as personal moving expenses and integration costs. The Company's accrued expense balances and activity relating to the special charges for the years ended December 31, 2001 and 2000 were as follows:

                                      PERSONNEL         FACILITIES                           TUBAN PROJECT
                                        COSTS            AND OTHER         INTEGRATION    VALUATION ALLOWANCE       TOTAL
---------------------------------------------------------------------------------------------------------------------------
Special charges                       $ 22,182           $  5,282            $    --           $ 28,200           $ 55,664
Cash payments                           (6,646)              (423)                --                 --             (7,069)
Non-cash activities                     (4,662)            (4,021)                --            (28,200)           (36,883)
---------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000          $ 10,874           $    838            $    --           $     --           $ 11,712
Special charges                          5,697              2,819              1,170                 --              9,686
Cash payments                          (12,671)              (944)            (1,170)                --            (14,785)
Non-cash activities                        911             (1,429)                --                 --               (518)
---------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2001          $  4,811           $  1,284            $    --           $     --           $  6,095
===========================================================================================================================

   PERSONNEL COSTS--Personnel costs include severance and personal moving expenses associated with the relocation, closure or downsizing of offices, and the voluntary resignation offer (the "Offer"). During 2001, the Company recorded charges for personnel costs of $5,271 related to the relocation of the Company's Plainfield, Illinois administrative office to The Woodlands, Texas, including costs associated with the separation of senior executives who elected not to relocate, as well as moving-related and severance expenses. Approximately $2,100 of these costs remain to be paid, primarily in 2002. The Company will incur additional charges during 2002 related to this relocation. The Company charged $2,014 of severance for the involuntary termination of approximately 50 employees in the United States and 18 employees in non-U.S. operations and personal moving expenses during 2001. The Company had anticipated the wind-up of a defined benefit plan during 2000, however, market and cost considerations have resulted in the reversal of this decision and charge during the fourth quarter of 2001. In connection with the Offer, $412 of additional charges were incurred during 2001. The balance of the personnel costs are expected to be primarily paid out during the next two years.

   In October 2000, the Company presented the Offer to 156 of its U.S. and U.S. expatriate salaried employees who had accumulated a combination of years of service and age that added up to at least 80. The Company recorded a special charge in the fourth quarter of $13,400 for the anticipated payments associated with 107 employees accepting the Offer. The remaining Offer liability accrued in 2000 was substantially paid during 2001. In 2000, the Company recorded severance and other charges of $4,277 reflecting the Company's commitment to plans primarily associated with the integration of HBI and the Company. The plans included reorganization costs, primarily severance related. Severance charges related to the involuntary termination of approximately 48 employees in the United States and 120 employees in non-U.S. operations. The $4,505 of other benefits-related charges included non-cash costs of $2,505 related to the Company's Long-Term Incentive Plan resulting from change of control provisions triggered as a result of the Company's acquisition of HBI. The remaining $2,000 non-cash charge was attributable to the Company's anticipated wind-up of a defined benefit plan.

   FACILITIES AND OTHER--Facilities and other include charges related to the sale, closure, downsizing or relocation of operations. The Company recorded charges of $5,282 in the fourth quarter of 2000, reflecting the Company's commitment to downsize or lower costs at five facilities worldwide and other exit costs including asset write-downs and lease terminations. These were primarily non-cash charges for the anticipated sale of three facilities and the termination of leases at two others. During the second quarter of 2001, the Company completed the sale and leaseback of the Company's Plainfield, Illinois administrative office, one of the three facilities anticipated to be sold at December 31, 2000. Two facilities continue to be held for sale. The relocation from the two leased facilities was completed during 2001. The Company incurred charges of $1,219 during 2001 related to the five facilities previously discussed and two additional relocations. In the fourth quarter of 2001, the Company recorded a non-cash charge of $1,600 for the anticipated sale of its XL Technology Systems, Inc. subsidiary to management employees, which was completed in the first quarter of 2002.

   INTEGRATION--In 2001, the Company recorded charges of $1,170 primarily related to integration initiatives associated with its PDM Divisions acquisition and are expensed as incurred. Although the integration is largely complete in many areas and the costs were lower than anticipated, these costs are expected to continue into 2002.

   TUBAN PROJECT VALUATION ALLOWANCE--In November 2000, the Company was carrying a net $28,200 long-term receivable on its balance sheet related to the Tuban (T.P.P.I.) Project, and had approximately $50,000 remaining in its backlog for the Tuban Project. The Company recognized a charge of $28,200 in the fourth quarter of 2000 as a full valuation allowance against this net long-term receivable and removed the $50,000 for the Tuban Project from its backlog as the Company determined that the realizability of this long-term receivable and backlog was no longer probable. This decision was based on the Company's assessment of the status of the Tuban Project and the extended period of time that the Tuban Project had been suspended. While the Company continues to believe the Tuban Project could return to viability with improvement in the political situation, it further believes that it was appropriate to establish this valuation allowance to properly reflect its current status in the Company's financial statements.

5. DISCONTINUED OPERATIONS
During the second quarter of 2001, the Company decided to discontinue its high purity piping business, UltraPure Systems ("UPS"), due primarily to continuing weak market conditions in the microelectronics industry. The losses from discontinued operations for the year ended December 31, 2001 were $2,321 (net of tax benefit of $355), for the year ended December 31, 2000 were $5,731 (net of tax benefit of $2,161) and for the year ended December 31, 1999 were $1,138 (net of tax benefit of $456). The loss on disposal of discontinued
                                   page 39                   2001 ANNUAL REPORT

operations of $9,898 (net of tax benefit of $2,338) includes the write-down of equipment (net of proceeds), lease terminations, severance and other costs, and losses during the phase-out period. Revenues for these operations were $15,913 for the year ended December 31, 2001, $22,417 for the year ended December 31, 2000 and $384 for the year ended December 31, 1999. As a result of these operations being classified as discontinued, prior periods have been previously restated.

   The Company sold its UPS Puerto Rican subsidiary to former management in July 2001 and sold the business assets and operations of UPS's North Carolina operations in August 2001. The Company's actions necessary to discontinue UPS were essentially complete at December 31, 2001.

   The remaining net assets and liabilities of discontinued operations are included in accrued liabilities at December 31, 2001 and are shown separately as net assets of discontinued operations at December 31, 2000.

6. CONTRACTS IN PROGRESS
Contract terms generally provide for progress billings based on completion of certain phases of the work. The excess of revenues recognized for construction contracts over progress billings on contracts in progress is reported as a current asset and the excess of progress billings over revenues recognized on contracts in progress is reported as a current liability as follows:

                                                      2001           2000
-------------------------------------------------------------------------
CONTRACTS IN PROGRESS
-------------------------------------------------------------------------
Revenues recognized on contracts in progress   $ 1,762,129    $ 1,122,770
Billings on contracts in progress               (1,789,886)    (1,123,809)
-------------------------------------------------------------------------
                                               $   (27,757)   $    (1,039)
=========================================================================

Shown on balance sheet as:
Contracts in progress with earned revenues
  exceeding related progress billings          $    71,549    $    57,888
Contracts in progress with progress billings
  exceeding related earned revenues                (99,306)       (58,927)
-------------------------------------------------------------------------
                                               $   (27,757)   $    (1,039)
=========================================================================

7. NOTES PAYABLE AND LONG-TERM DEBT
Notes payable consist primarily of loans borrowed under commercial credit facilities. The Company's weighted average interest rate for notes payable was 1.3% at December 31, 2001 and 8.7% at December 31, 2000.

   In connection with the HBI acquisition on December 28, 2000, the Company assumed a $5,700 note payable bearing interest at 6.0%, with accrued interest and principal due June 30, 2002.

   In July 2001, the Company completed a $75,000 private placement of senior notes to a group of institutional investors. The notes carry an interest rate of 7.34% and are due in 2007, with equal principal reductions annually from 2005 through 2007. Interest is payable semi-annually. Proceeds were used to reduce floating rate debt under the Company's revolving credit facility.

   In August 2001, the Company's revolving credit facility was amended by an amended and restated credit agreement. This amendment changed the facility's terms from a three-year, unsecured $200,000 facility to a four-year unsecured $125,000 facility. The Company also entered into a 364-day credit agreement with the same member banks which provides for $50,000 of debt borrowings and short-term letters of credit. Under these facilities the Company currently has a maximum aggregate commitment of $175,000 for letters of credit and debt borrowing. The facilities now provide for the annual extension of the termination date, subject to mutual agreement between the Company and participating banks. No debt borrowings were outstanding under these agreements. The facilities provide for revolving loans for general corporate purposes, including working capital, share repurchase, acquisitions and other requirements of the Company, and also for letters of credit to be issued in the normal course of business. There is no sublimit on the amount of letters of credit which can be issued, on a committed basis, under the facilities. The letters of credit issued under the facilities can have a maximum expiration date of five days prior to the termination date of each facility term. A commitment fee is applied to the amount by which the aggregate commitment exceeds the revolving credit obligation. Borrowings under each facility bear interest based on either a margin over prime rate or a margin over the British Bankers Association interest settlement rate. Undrawn letters of credit issued under the facility are subject to fees specified in the agreement. Both the interest margin on borrowings and the fee for letters of credit are determined by the Company's quarterly leverage ratio. The facilities contain certain restrictive covenants including minimum levels of net worth, interest coverage, fixed charge and leverage ratios, among other restrictions. The Company was in compliance with all covenants at December 31, 2001.

   Capitalized interest was insignificant in 2001, 2000 and 1999.

8. LEASES
Certain facilities and equipment, including project-related field equipment, are rented under operating leases that expire at various dates through 2021. Rental expense on operating leases was $15,188 in 2001 ($7,911 for operating leases, primarily project-related field equipment, with lease terms in excess of one month but less than one year), $12,156 in 2000 and $14,404 in 1999. Future rental commitments (for operating leases having initial or remaining noncancellable lease terms in excess of one year) during the years ending in 2002 through 2006 and thereafter are $10,985, $8,335, $4,793, $4,371,
$4,121 and $26,917, respectively.

   In June, 2001, the Company entered into a sale and leaseback of its Plainfield, Illinois administrative office with net proceeds of $13,992. The lease term is for 20 years. The amounts above reflect this commitment. The difference between the book value and sale price resulted in a gain, which is being deferred and amortized over the life of the lease.

CHICAGO BRIDGE & IRON COMPANY N.V.       page 40

9. SUPPLEMENTAL BALANCE SHEET DETAIL

                                                     2001         2000
----------------------------------------------------------------------

COMPONENTS OF PROPERTY AND EQUIPMENT
----------------------------------------------------------------------
Land and improvements                           $   9,215    $   9,629
Buildings and improvements                         30,178       26,823
Plant and field equipment                         120,381      107,480
----------------------------------------------------------------------
  Total property and equipment                    159,774      143,932
Accumulated depreciation                          (53,776)     (45,209)
----------------------------------------------------------------------
  Net property and equipment                    $ 105,998    $  98,723
======================================================================

COMPONENTS OF ACCRUED LIABILITIES
----------------------------------------------------------------------
Payroll, vacation, bonuses and profit-sharing   $  22,422    $  14,021
Self-insurance/retention reserves                   6,643        8,032
Interest payable                                    3,507          353
Postretirement benefit obligations                  2,711        2,674
Pension obligation                                  1,817        1,831
Discontinued operations, net                        1,450           --
Voluntary resignation offer                         1,170        8,211
Contract cost and other accruals                   29,600       23,267
----------------------------------------------------------------------
  Accrued liabilities                           $  69,320    $  58,389
======================================================================

COMPONENTS OF OTHER NON-CURRENT LIABILITIES
----------------------------------------------------------------------
Postretirement benefit obligations              $  29,443    $  24,122
Self-insurance/retention reserves                  12,193       11,632
Pension obligation                                 10,692       11,774
Other                                              17,015       16,266
----------------------------------------------------------------------
  Other non-current liabilities                 $  69,343    $  63,794
======================================================================

10. MINORITY INTEREST AND RELATED LONG-TERM RECEIVABLE
As part of its acquisition of HBI, the Company assumed $27,000 of minority interest related to HBI's acquisition of Schedule A, Ltd. ("Schedule A") on October 1, 1998. Effective on this date, Schedule A was admitted as a partner in Howe-Baker, LP ("HBLP"). Howe-Baker contributed $19,785 to HBLP and Schedule A contributed contracts in process and its net operating assets ($4,886) and intangible assets ($22,114). At closing, HBLP loaned to Schedule A $19,785 (carried as a long-term receivable on the balance sheet). Interest accrues at LIBOR plus a variable rate of interest of 1.9% through June 1, 2003, 2.9% through June 1, 2004, 3.9% through June 1, 2005, and 4.9% through the date of maturity of June 1, 2006. Interest is payable semiannually.

   Beginning January 1, 2003, and ending May 1, 2006, Schedule A has the option to require HBLP to redeem, or Howe-Baker to purchase, all or part of Schedule A's partnership interest. Any partnership interest not voluntarily redeemed or sold by Schedule A prior to May 1, 2006 will be deemed offered on that date. Schedule A has the right to exercise its option in whole, or the right may be exercised proportionately by Schedule A on behalf of a Schedule A partner. The consideration to be paid for Schedule A's partnership interest will be $19,785, plus an additional amount based on the profitability of Howe-Baker as calculated in accordance with the terms of the related option agreement. The additional undiscounted consideration was estimated to be $6,083 as of December 31, 2001 and $3,639 as of December 31, 2000, resulting in a total redemption price for the Schedule A partnership interest of approximately $25,868 as of December 31, 2001 and $23,424 as of December 31, 2000.

11. COMMITMENTS AND CONTINGENCIES
ANTITRUST PROCEEDINGS--On October 25, 2001, the U.S. Federal Trade Commission ("FTC") announced its decision to file an administrative complaint (the "Complaint") challenging the Company's February 2001 acquisition of certain assets of the Engineered Construction Division of PDM. The Complaint alleges that the acquisition violated Federal antitrust laws by substantially lessening competition in certain field erected specialty industrial storage tank product lines in the United States: LNG tanks, LPG tanks, LIN/LOX/LAR tanks and ther-mal vacuum chambers. The FTC is seeking various remedies, including an order that would re-establish two distinct and separate viable and competing businesses engaged in the design, engineering, fabrication, construction and sale of the relevant product lines.

                                   page 41                   2001 ANNUAL REPORT

   The Company believes that the Complaint is without merit and on February 4, 2002, filed a formal answer denying the substantive allegations of the Complaint. While the Company expects the impact of the FTC proceeding on its earnings will be minimal in 2002, the Company is unable to assess the ultimate outcome or potential effect of the Complaint on its business, financial condition and results of operation.

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

   OTHER CONTINGENCIES--The Company is a defendant in a number of other lawsuits arising in the normal course of its business. The Company believes that an estimate of the possible loss or range of possible loss relating to such matters cannot be made. While it is impossible at this time to determine with certainty the ultimate outcome of these lawsuits and although no assurance can be given with respect thereto, based on information currently available to the Company and the Company's belief as to the reasonable likelihood of the outcomes of such matters, the Company's management believes that adequate provision has been made for probable losses with respect thereto. The Company believes that the ultimate outcome, after provisions therefore, will not have a material adverse effect, either individually or in the aggregate, on the Company's business, financial condition or results of operations. The adequacy of reserves applicable to the potential costs of being engaged in litigation and potential liabilities resulting from litigation is reviewed as developments in the litigation warrant.

   The Company is jointly and severally liable for certain liabilities of partnerships and joint ventures. At December 31, 2001, the Company and certain subsidiaries had provided $365,587 of performance bonds and letters of credit to support its contracting activities arising in the ordinary course of business. This amount fluctuates based on the level of contracting activity.

   The Company has elected to retain portions of anticipated losses through the use of deductibles and self-insured retentions for its exposures related to third-party liability and workers' compensation. Liabilities in excess of these amounts are the responsibilities of an insurance carrier. To the extent the Company self insures for these exposures, reserves (Note 9) have been provided based on management's best estimates with input from the Company's legal and insurance advisors. Changes in assumptions, as well as changes in actual experience, could cause these estimates to change in the near term. The Company's management believes that the reasonably possible losses, if any, for these matters, to the extent not otherwise disclosed and net of recorded reserves, will not be material to its financial position or results of operations. At December 31, 2001, the Company had outstanding surety bonds and letters of credit of $19,968 relating to its insurance program.

12. POSTRETIREMENT BENEFITS
DEFINED CONTRIBUTION PLANS--Effective January 1, 1997, the Company adopted a tax-qualified defined contribution plan ("Chicago Bridge & Iron Savings Plan") for eligible employees. This Plan substantially replaced the former Parent Company-sponsored pension and 401(k) plans discussed below. This Plan consists of a voluntary pre-tax salary deferral feature under Section 401(k) of the Internal Revenue Code, a Company matching contribution, and an additional Company profit-sharing contribution in the form of cash or the Company's Common Stock to be determined annually by the Company. The Company expensed $9,107 in 2001, $7,569 in 2000 and $7,369 in 1999 for the Chicago Bridge & Iron Savings Plan.

   Effective January 1, 1998, the Company established a defined contribution plan ("International Savings and Benefit Plan") for eligible employees. This Plan consists of a voluntary salary deferral feature, a Company matching contribution, and an additional Company profit-sharing contribution to be determined annually by the Company. The Company expensed $357 in 2001, $328 in 2000 and $433 in 1999 for the International Savings and Benefit Plan.

   The Company is the sponsor for several other defined contribution plans that cover salaried and hourly employees for which the Company does not provide matching contributions. The cost of these plans to the Company was not significant in 2001, 2000 and 1999.

   DEFINED BENEFIT PLANS--The Company currently participates in a defined benefit plan sponsored by its Canadian subsidiary and also makes contributions to union sponsored multi-employer pension plans.

CHICAGO BRIDGE & IRON COMPANY N.V.       page 42

   The following tables reflect information for the Canadian plan(s):

                                             2001       2000       1999
-----------------------------------------------------------------------
COMPONENTS OF NET PERIODIC PENSION COST
-----------------------------------------------------------------------
Service cost                             $     --   $     --   $     --
Interest cost                                 466        501        576
Expected return on plan assets             (1,005)    (1,108)    (1,227)
Recognized net actuarial loss/(gain)          207       (115)        92
Settlement gain due to annuity purchase        --         --        (44)
Settlement loss due to distribution of
  surplus to members                           --        521         --
-----------------------------------------------------------------------
Net periodic pension income               $  (332)   $  (201)   $  (603)
=======================================================================

CHANGE IN PENSION BENEFIT OBLIGATION          2001        2000
--------------------------------------------------------------
Benefit obligation at beginning of year   $  6,701    $  6,658
Interest cost                                  466         501
Actuarial loss                                 759         569
Benefits paid                                 (705)       (751)
Currency translation                          (369)       (276)
--------------------------------------------------------------
Benefit obligation at end of year         $  6,852    $  6,701
--------------------------------------------------------------

CHANGE IN PLAN ASSETS
--------------------------------------------------------------
Fair value at beginning of year           $ 14,134    $ 15,881
Actual return on plan assets                  (497)        903
Benefits paid                                 (705)     (1,272)
Employer contribution                         (219)       (238)
Employer reversion                              --      (1,090)
Currency translation                          (694)        (50)
--------------------------------------------------------------
Fair value at end of year                   12,019      14,134
--------------------------------------------------------------

Funded status                                5,167       7,433
Unrecognized net prior service costs           100         114
Unrecognized net actuarial gains              (630)       (859)
Accrued settlement                           2,000      (2,000)
--------------------------------------------------------------
Prepaid pension asset                     $  6,637    $  4,688
==============================================================

   The principal defined benefit plan assets consist of long-term investments, including equity and fixed-income securities and cash. The significant assumptions used in determining the Company's pension expense and the related pension obligations were:

                                             2001      2000           1999
--------------------------------------------------------------------------
Discount rate                                6.25%     7.50%     7.50-8.50%
Long-term rate of return on plan assets      7.50%     7.50%          7.50%
--------------------------------------------------------------------------

   In 1997, a portion of the salaried plan was converted from a defined benefit to a defined contribution arrangement. All active members ceased accruing benefits under the defined benefit provision and commenced participation in the defined contribution arrangement. The remaining members (retirees and deferreds) continue to have benefits under the plan. In 2000, the Company had anticipated the wind-up of the defined benefit provision of the plan and had recognized a $2,000 special charge reflecting the estimated termination value of the pension assets. However, market and cost considerations have resulted in the reversal of this decision and charge during the fourth quarter of 2001. In 1996, CB&I announced its intention to terminate the hourly plan. During 1999, annuities were purchased for all hourly plan members entitled to basic benefits. Benefit settlements under the hourly plan have been settled and no benefit liabilities remain. A surplus sharing agreement with the participants was developed in 1998, and was presented to the plan members. During 1999, the hourly plan members agreed to the surplus sharing agreement. During 2000, the hourly plan members received their portion of the surplus assets pursuant to the surplus sharing agreement and the remaining portion of the hourly plan assets reverted to the Company.

   The Company, through its acquisition of HBI, assumed an unfunded non-qualified defined benefit plan for a select group of former and current senior HBI management employees. Provisions for these benefits will be charged to operations ratably over the employees' expected terms of employment. The Company, through its acquisition of the PDM Divisions, assumed three funded qualified noncontributory defined benefit pension plans. These three plans generally provide benefits of stated amounts for each year of service. The plan assets on December 31, 2001 consisted mainly of short-term fixed income funds. The amounts for the PDM plans are for the period between February 7, 2001 and December 31, 2001. The following tables reflect information for these plans:

                                 page 43                      2001 ANNUAL REPORT

                                             2001
-------------------------------------------------
COMPONENTS OF NET PERIODIC PENSION COST
-------------------------------------------------
Service cost                              $   163
Interest cost                                 502
Expected return on plan assets               (444)
-------------------------------------------------
Net periodic pension expense              $   221
=================================================

                                             2001       2000
------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
------------------------------------------------------------
Benefit obligation at beginning of year   $ 2,848    $    --
Acquisition                                 4,921      2,391
Service cost                                  163         --
Interest cost                                 502        161
Actuarial (gain)/loss                          (1)       697
Benefits paid                                (738)      (401)
------------------------------------------------------------
Benefit obligation at end of year         $ 7,695    $ 2,848
============================================================

CHANGE IN PLAN ASSETS
-------------------------------------------------
Fair value at beginning of year           $    --
Acquisition                                 5,508
Actual return on plan assets                  152
Benefits paid                                (250)
-------------------------------------------------
Fair value at end of year                 $ 5,410
-------------------------------------------------

Funded status                             $(2,285)   $(2,848)
Unrecognized net actuarial loss               291         --
------------------------------------------------------------
Net amount recognized                     $(1,994)   $(2,848)
============================================================

Amounts recognized in the balance
  sheet consist of:
Prepaid pension costs                     $   390    $    --
Accrued benefit liability                  (2,569)    (2,848)
Accumulated other comprehensive income,
  before taxes                                185         --
------------------------------------------------------------
Net amount recognized                     $(1,994)   $(2,848)
============================================================

   The significant assumptions used in determining the related pension obligations were:

                                             2001       2000
------------------------------------------------------------
Discount rate                            7.0-7.25%       7.0%
Rate of compensation increase               0-5.0%       5.0%
Long-term rate of return on plan assets      9.00%       N/A
------------------------------------------------------------

   The projected benefit obligations, accumulated benefit obligations and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $3,853, $3,726 and $1,284 for 2001, respectively, and $2,848, $2,706 and $0 for 2000, respectively.

   The Company made contributions of $3,348 in 2001, $2,788 in 2000 and $3,275 in 1999 to certain union sponsored multi-employer pension plans. Benefits under these defined benefit plans are based on years of service and compensation levels.

   Prior to 1997, CB&I participated in a defined benefit plan sponsored by the former Parent Company (the "CBI Industries Pension Plan"). The CBI Industries Pension Plan was the principal non-contributory tax qualified defined benefit plan of CB&I and covered most U.S. salaried employees of CB&I. Benefit accruals under the CBI Industries Pension Plan for CB&I employees were discontinued as of December 31, 1996. The Company's obligation to fund its portion of the accumulated benefit obligation for its participants in excess of plan assets was fixed at $17,270 as of December 31, 1996, as agreed to by CB&I and Praxair. This obligation is payable ratably to Praxair over a 12-year period beginning December 1, 1997 with interest at 7.5%. The Company incurred $855 in 2001, $963 in 2000 and $1,070 in 1999 of pension expense and has a remaining pension liability to Praxair of $10,137 and $11,585 as of December 31, 2001 and 2000.

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

CHICAGO BRIDGE & IRON COMPANY N.V.       page 44

medical plan offers a defined dollar benefit, the accumulated postretirement benefit obligation, service cost and interest cost are unaffected by a one percentage point increase or decrease in the assumed rate of medical inflation.

   The following tables reflect information for the assumed and current employees of the Company:

                                                             2001        2000       1999
----------------------------------------------------------------------------------------
COMPONENTS OF NET PERIODIC POSTRETIREMENT BENEFIT COST
----------------------------------------------------------------------------------------
Service cost                                             $    778    $    214    $   278
Interest cost                                               1,234         582        457
Unrecognized prior service cost                              (101)       (108)       (85)
Recognized net actuarial gain                                 (14)        (12)        --
----------------------------------------------------------------------------------------
  Net periodic postretirement benefit cost               $  1,897    $    676    $   650
========================================================================================

                                                             2001        2000
-----------------------------------------------------------------------------
CHANGE IN POSTRETIREMENT BENEFIT OBLIGATION
-----------------------------------------------------------------------------
Benefit obligation at beginning of year                  $ 11,063    $  7,301
Service cost                                                  778         214
Interest cost                                               1,234         582
Actuarial loss                                                225         293
Effect of plan change                                         104          --
Retiree contributions                                         675         357
Benefits paid                                              (1,532)       (933)
Acquisition                                                 6,112       3,249
-----------------------------------------------------------------------------
Benefit obligation at end of year                          18,659      11,063
=============================================================================

Funded status                                             (18,659)    (11,063)
Unrecognized prior service cost                              (878)     (1,083)
Unrecognized net actuarial gain                               (56)       (294)
-----------------------------------------------------------------------------
Accrued postretirement benefit obligation                $(19,593)   $(12,440)
=============================================================================

   The significant assumptions used in determining the other postretirement benefit expense were a discount rate of 7.50% in 2001, 7.75% in 2000 and 6.75% in 1999. The assumption change in 2001 relates to the addition of life insurance benefits for certain personnel under HBI's postretirement benefit program. The acquisition amounts in 2001 and 2000 reflect the addition of the PDM Divisions employees to the Company's postretirement benefit programs and the addition of the HBI postretirement benefit program.

   Under the HBI program, increasing/(decreasing) the assumed health care cost trends by one percentage point is estimated to increase/(decrease) the accumulated postretirement benefit obligation at December 31, 2001 by $1,099 and $(918), and the total of the service and interest cost components of net postretirement health care cost for the year then ended by $166 and $(134).

   The Company's financial obligation with respect to retired employees of CB&I as of December 31, 1996 was fixed at $21,400 as of December 31, 1996, as agreed to by CB&I and Praxair. This obligation is payable ratably to Praxair over a 12-year period beginning December 1, 1997 with interest at 7.5%. The Company incurred $1,058 in 2001, $1,193 in 2000 and $1,326 in 1999 of other postre-
tirement expense for these retirees and has a remaining postretirement benefit liability to Praxair of $12,561 and $14,356 as of December 31, 2001 and 2000.

13. COMMON STOCK
The changes in the number of outstanding common shares were:


                                                                      2001           2000           1999
--------------------------------------------------------------------------------------------------------
Balance at beginning of year                                    17,729,108     10,272,982     11,414,294
Purchases of treasury shares                                    (2,685,884)    (1,183,664)    (1,354,033)
Shares issued under employee and director stock plans               62,825         80,553         87,251
Shares issued under the Long-Term Incentive Plan                   183,589        112,404         45,893
Shares issued to Trust                                              46,757        300,168             --
Shares issued for business acquisitions                          5,643,426      8,146,665             --
Shares contributed to the Chicago Bridge & Iron Savings Plan            --             --         79,577
--------------------------------------------------------------------------------------------------------
Balance at end of year                                          20,979,821     17,729,108     10,272,982
========================================================================================================

                                   page 45                   2001 ANNUAL REPORT

   The following table summarizes changes in the number of treasury shares:

                                                                     2001          2000          1999
-----------------------------------------------------------------------------------------------------
Balance at beginning of year                                       13,922     1,022,705     1,103,258
Purchases                                                       2,685,884     1,183,664     1,354,033
Shares issued under employee and director stock plans             (33,056)      (80,553)      (87,251)
Shares issued under the Long-Term Incentive Plan                 (151,047)           --            --
Shares issued to Trust                                            (46,757)     (112,404)      (45,893)
Shares contributed to the Chicago Bridge & Iron Savings Plan           --            --       (79,577)
Cancelled shares (1)                                           (1,166,181)   (1,999,490)   (1,221,865)
-----------------------------------------------------------------------------------------------------
Balance at end of year                                          1,302,765        13,922     1,022,705
=====================================================================================================

(1) At the Annual Meeting of Shareholders held on May 10, 2001, the shareholders granted authority for the Company to cancel up to 20% of any share capital held by the Company. Any cancellation is not to exceed 10% of the then issued share capital of the Company. The Company has cancelled shares under this authority. Similarly, under the authority granted at the Annual Meeting of Shareholders held on May 12, 1999, the Company can-celled shares in 2000 and 1999.

   EMPLOYEE STOCK PURCHASE PLAN--At the Annual Meeting of Shareholders held on May 10, 2001, the shareholders adopted the Chicago Bridge & Iron 2001 Employee Stock Purchase Plan effective April 1, 2001, to have 500,000 shares available for issuance. The plan provides that employees may purchase shares of Common Stock at 85% of the Common Stock closing price per share on the New York Stock Exchange on the first trading day following the end of the calendar quarter. The plan provides for the purchase of up to 500,000 of authorized and unissued shares of Common Stock or treasury shares. As of December 31, 2001, 469,179 shares remain available for purchase.

   LONG-TERM INCENTIVE PLAN (THE "INCENTIVE PLAN")--Under the Company's 1999 Long-Term Incentive Plan, as amended in December 2000, up to 2,930,000 shares and under the Company's 1997 Long-Term Incentive Plan up to 1,251,755 shares may be granted to its executive officers, other management employees and Supervisory Directors in the form of stock options, performance shares or restricted stock units. Total compensation expense of $1,125 was recognized in 2001, $2,969 in 2000 and $1,806 in 1999 under the Incentive Plan. Included in 2000 was a $2,505 special charge under the change of control provisions of the Company's Incentive Plan (Note 4). At December 31, 2001, 1,576,472 shares remain available for grant under the Incentive Plan.

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

                                               2001        2000       1999
--------------------------------------------------------------------------
NET INCOME (LOSS)
--------------------------------------------------------------------------
As reported from continuing operations     $ 31,922    $(28,044)   $19,522
As reported from discontinued operations    (12,219)     (5,731)    (1,138)
--------------------------------------------------------------------------
As reported net income                       19,703     (33,775)    18,384
==========================================================================

Pro forma from continuing operations         28,652     (29,206)    18,580
Pro forma from discontinued operations      (12,219)     (5,731)    (1,138)
--------------------------------------------------------------------------
Pro forma net income                         16,433     (34,937)    17,442
==========================================================================

NET INCOME (LOSS) PER SHARE--BASIC
--------------------------------------------------------------------------
As reported from continuing operations     $   1.48    $  (2.98)   $  1.77
As reported from discontinued operations      (0.57)      (0.61)     (0.10)
--------------------------------------------------------------------------
As reported net income                         0.91       (3.59)      1.67
==========================================================================

Pro forma from continuing operations           1.32       (3.10)      1.69
Pro forma from discontinued operations        (0.57)      (0.61)     (0.10)
--------------------------------------------------------------------------
Pro forma net income                           0.75       (3.71)      1.59
==========================================================================

NET INCOME (LOSS) PER SHARE--DILUTED
--------------------------------------------------------------------------
As reported from continuing operations     $   1.43    $  (2.98)   $  1.75
As reported from discontinued operations      (0.55)      (0.61)     (0.10)
--------------------------------------------------------------------------
As reported net income                         0.88       (3.59)      1.65
==========================================================================

Pro forma from continuing operations           1.28       (3.10)      1.66
Pro forma from discontinued operations        (0.55)      (0.61)     (0.10)
--------------------------------------------------------------------------
Pro forma net income                           0.73       (3.71)      1.56
==========================================================================

CHICAGO BRIDGE & IRON COMPANY N.V.       page 46

   Using the Black-Scholes option pricing model, the fair value of each option grant is estimated on the date of grant based on the following weighted-average assumptions:


                                             2001          2000          1999
-----------------------------------------------------------------------------
Risk-free interest rate                      5.18%         5.44%         5.42%
Expected dividend yield                      0.97%         1.45%         1.83%
Expected volatility                         42.27%        41.03%        44.19%
Expected life in years                         10            10            10
-----------------------------------------------------------------------------


   The following table summarizes the changes in stock options for the years ended December 31, 2001, 2000 and 1999:


                                                                        WEIGHTED AVERAGE
                                                        EXERCISE         EXERCISE PRICE
                                    STOCK OPTIONS    PRICE PER SHARE        PER SHARE
----------------------------------------------------------------------------------------
Outstanding at January 1, 1999            688,075      $9.19-$18.00          $16.54
Granted                                   175,106     $12.50-$14.00          $13.13
Forfeited                                  (7,500)           $18.00          $18.00
----------------------------------------------------------------------------------------
Outstanding at December 31, 1999          855,681      $9.19-$18.00          $15.83
Granted                                 1,194,249     $14.69-$16.69          $16.43
Forfeited                                 (27,666)    $13.13-$18.00          $16.42
Exercised                                  (2,375)           $13.13          $13.13
----------------------------------------------------------------------------------------
Outstanding at December 31, 2000        2,019,889      $9.19-$18.00          $16.24
Granted                                   146,790     $21.00-$34.10          $25.26
Forfeited                                 (19,480)           $16.69          $16.69
Exercised                                (182,539)     $9.19-$18.00          $16.34
----------------------------------------------------------------------------------------
Outstanding at December 31, 2001        1,964,660      $9.19-$34.10          $16.90
========================================================================================


   The option exercise price equals the Common Stock's market price on date of grant. The weighted average fair value of options granted during 2001, 2000 and 1999 was $13.16, $8.36 and $6.57. At December 31, 2001, there were options outstanding with a weighted-average remaining contractual life of 7.87 years, and 469,910 of these options were exercisable with a weighted average exercise price of $15.67.

   The following table summarizes stock options granted for the years ended December 31:


                                             2001          2000          1999
-----------------------------------------------------------------------------
Four-year options (1)                          --       172,800       161,700
Three-year options (2)                     86,115       895,316            --
Director options (3)                       22,000        14,000         3,500
Retention options (4)                      38,675       112,133         9,906
-----------------------------------------------------------------------------
Year total                                146,790     1,194,249       175,106
=============================================================================

(1) Four-year option characteristics--vest one-fourth each year over a four-year period on each anniversary of the grant.
(2)  Three-year option characteristics--vest in December 2003.
(3) Director option characteristics--vest on the first anniversary of the grant.
(4) Retention option characteristics--vest in seven years from the date of grant; however if all of the shares issued with respect to the restricted stock units remain held by the participant on the third anniversary of the option grant date, vesting is accelerated to three years from the date of grant.


   Of the outstanding options on 425,175 shares granted in 1997, options on 145,638 became vested and exercisable in 2000 in connection with either the HBI acquisition change of control or the Offer, and the remaining options on 279,537 shares will become exercisable in 2002. Of the outstanding options on 76,000 shares granted in 1998, options on 20,000 shares became vested and exercisable in 2000 in connection with the HBI acquisition change of control, and the remaining options on 56,000 shares will become exercisable in 2003.

   PERFORMANCE SHARES--Performance shares of 57,100 were granted during 2000 and 53,300 were granted during 1999 under the Incentive Plan. The shares are targeted to vest one-third each year over a three-year period, subject to achievement of specific Company performance goals. Performance shares of 49,026 were issued during 2000 and 20,331 were issued during 1999. The remaining 99,732 performance shares were converted to time-vested restricted shares and transferred to a Trust (Note 14) during 2000, as a result of the participants waiving their change of control provisions under the Incentive Plan.



   RESTRICTED SHARES--
The changes in restricted shares were:


                                             2001          2000          1999
-----------------------------------------------------------------------------
Shares subject to restriction at
  beginning of year                       300,168       185,973       100,920
Restricted share grants                    55,183        75,205       112,055
Restricted share lapses                  (116,064)      (54,442)      (25,562)
Restricted share forfeitures                 (880)       (6,300)       (1,440)
Performance shares converted to
  restricted shares                            --        99,732            --
-----------------------------------------------------------------------------
Shares subject to restriction at
  end of year                             238,407       300,168       185,973
=============================================================================
                                   page 47                   2001 ANNUAL REPORT

   Restricted shares normally vest one-fourth each year over a four-year period. The converted performance shares to restricted shares vest one-third each year over three years. In 1999, 50,000 restricted stock units were granted to one executive officer as additional consideration (Note 14), and vest upon the earlier of April 1, 2004 or a change of control. In 2000, as a result of the participants waiving their change of control provisions under the Incentive Plan, restricted stock units were converted to restricted shares and transferred to a Trust (Note 14). Restricted share grants are periodically placed in the Trust.

14. STOCK HELD IN TRUST
The changes in the number of shares held in Trust were:

                                                    2001          2000         1999
-----------------------------------------------------------------------------------
Balance at beginning of year                   1,007,663       705,560           --
Management Plan Shares transferred to Trust           --         1,935      705,560
Shares issued to Trust                            46,757       300,168           --
Release of Trust shares                         (254,017)           --           --
-----------------------------------------------------------------------------------
Balance at end of year                           800,403     1,007,663      705,560
===================================================================================

   The Management Plan and associated Trust was amended and restated in 1999 to provide for the transfer of 705,560 unvested shares (valued for the balance sheet at the original Trust amount of $18.00 per share) of two executive officers into a separate Trust. These two participants agreed to exchange their interest in these shares on a one-for-one basis into restricted stock units, which vested in March 2000, and represent a right to receive Common Stock on the earliest to occur of (i) the first business day after April 1, 2004, (ii) the first business day after termination of employment, or (iii) a change of control; and for additional consideration. During January 2000, the restricted stock units transferred to this Trust were adjusted to 707,495 units. The increase of 1,935 units resulted from forfeitures under the Management Plan. The total value of those shares placed into the Trust was $12,735.

   During 2000, 300,168 shares were issued and transferred to the Trust. The total value of these shares placed into the Trust was $4,458. The vesting of these shares will follow the terms of the Incentive Plan (Note 13). During 2001, 46,757 shares were transferred from Treasury stock to the Trust with a value of $1,310.

   During 2001, restrictions on 254,017 shares lapsed and were transferred from the Trust. The value of these shares was $4,202. These transfers include a transfer of 136,157 shares (valued at the original Trust amount of $18 per share) in connection with the departure of a former executive officer pursuant to the Change in Control Severance Agreement.

15. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
The components of accumulated other comprehensive income (loss) are as follows:

                                                      CURRENCY        UNREALIZED         MINIMUM        ACCUMULATED OTHER
                                                     TRANSLATION     LOSS ON DEBT   PENSION LIABILITY     COMPREHENSIVE
                                                      ADJUSTMENT      SECURITIES        ADJUSTMENT        INCOME (LOSS)
-------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1999                            $ (8,162)        $     --         $     --            $ (8,162)
Change in 1999 (net of tax of $415)                        920               --               --                 920
-------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999                            (7,242)              --               --              (7,242)
Change in 2000 (net of tax of $1,416)                   (2,630)              --               --              (2,630)
-------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000                            (9,872)              --               --              (9,872)
Change in 2001 (net of tax of $1,402, $254 and $65)     (2,603)            (473)            (120)             (3,196)
-------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2001                          $(12,475)        $   (473)        $   (120)           $(13,068)
=========================================================================================================================

   The unrealized loss on debt securities resulted from a mark to market loss on the cash flow hedge for the anticipated private placement debt issuance (Note
7). The minimum pension liability adjustment results from the acquired PDM Divisions pension plan liabilities (Note 12).

CHICAGO BRIDGE & IRON COMPANY N.V.       page 48

16. INCOME TAXES


                                                                                            2001         2000         1999
--------------------------------------------------------------------------------------------------------------------------

SOURCES OF INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTEREST
--------------------------------------------------------------------------------------------------------------------------
U.S.                                                                                    $  3,277     $(23,874)    $ (4,990)
Non-U.S.                                                                                  44,628       (7,688)      33,744
--------------------------------------------------------------------------------------------------------------------------
  Total                                                                                 $ 47,905     $(31,562)    $ 28,754
==========================================================================================================================

INCOME TAX (EXPENSE) BENEFIT
--------------------------------------------------------------------------------------------------------------------------
Current income taxes
  U.S.                                                                                  $     --     $     --     $     --
  Non-U.S.                                                                                (7,438)      (4,046)      (6,580)
--------------------------------------------------------------------------------------------------------------------------
                                                                                          (7,438)      (4,046)      (6,580)
--------------------------------------------------------------------------------------------------------------------------
Deferred income taxes
  U.S.                                                                                    (2,392)       7,285       (1,904)
  Non-U.S.                                                                                (3,650)       1,620          423
--------------------------------------------------------------------------------------------------------------------------
                                                                                          (6,042)       8,905       (1,481)
--------------------------------------------------------------------------------------------------------------------------
  Total income tax (expense) benefit                                                    $(13,480)    $  4,859     $ (8,061)
==========================================================================================================================

RECONCILIATION OF INCOME TAXES AT THE STATUTORY RATE AND INCOME TAX (EXPENSE) BENEFIT
--------------------------------------------------------------------------------------------------------------------------
Tax (expense) income at statutory rate                                                  $(16,767)    $ 11,047     $(10,064)
State income taxes                                                                          (478)          --          (65)
Other country statutory tax rate differential                                              4,541       (5,408)       1,150
Other, net                                                                                  (776)        (780)         918
--------------------------------------------------------------------------------------------------------------------------
Income tax (expense) benefit                                                            $(13,480)    $  4,859     $ (8,061)
==========================================================================================================================
Effective tax rate                                                                          28.1%       (15.0)%       28.0%


   The Company's statutory rate was The Netherlands' rate of 35% in 2001, 2000 and 1999.

   The principal temporary differences included in deferred income taxes reported on the December 31, 2001 and 2000 balance sheets were:

                                                       2001        2000
-----------------------------------------------------------------------

CURRENT DEFERRED TAXES
-----------------------------------------------------------------------
Tax benefit of U.S. operating losses and credits   $  7,000    $  4,883
Contracts                                             5,561       3,673
Employee benefits                                     4,937         880
Voluntary resignation offer                             744       3,417
Insurance                                                83          67
Other                                                 2,201       1,497
-----------------------------------------------------------------------
                                                     20,526      14,417
-----------------------------------------------------------------------

NON-CURRENT DEFERRED TAXES
-----------------------------------------------------------------------
Employee benefits                                    11,629       8,809
Non-U.S. activity                                     8,378      10,817
Insurance                                             3,904       6,832
Other                                                 7,229       6,698
-----------------------------------------------------------------------
                                                     31,140      33,156
Depreciation                                         (9,665)     (8,686)
-----------------------------------------------------------------------
NET DEFERRED TAX ASSETS                            $ 42,001    $ 38,887
=======================================================================

   As of December 31, 2001, the Company had United States net operating loss carryforwards of approximately $44,499, which expire in 2012 to 2021. The Company did not record any Netherlands deferred income taxes on indefinitely reinvested undistributed earnings of its subsidiaries and affiliates at December 31, 2001. If any such undistributed earnings were distributed, the Netherlands participation exemption should become available under current law to significantly reduce or eliminate any resulting Netherlands income tax liability.

17. SEGMENT INFORMATION
The Company manages its operations by four geographic segments: North America; Europe, Africa, Middle East; Asia Pacific; and Central and South America. Each geographic area offers similar services. The Chief Executive Officer evaluates the performance of these four segments based on revenues and income from operations. Each segment's performance reflects the allocation of corporate costs, which were based primarily on revenues. No customer accounted for more than 10% of revenues. Intersegment revenues are not material.

                                   page 49                 2001 ANNUAL REPORT

   The following table represents revenues by geographic segment:

                                             2001          2000          1999
-----------------------------------------------------------------------------
REVENUES
-----------------------------------------------------------------------------
North America                          $  726,629      $304,520      $288,132
Europe, Africa, Middle East               124,226       176,542       159,580
Asia Pacific                               39,917        55,482        93,241
Central and South America                 191,052        75,147       133,433
-----------------------------------------------------------------------------
  Total revenues                       $1,081,824      $611,691      $674,386
=============================================================================

   The following table indicates revenues for individual countries in excess of 10% of consolidated revenues during any of the three years ended December 31, 2001, based on where the Company performed the work:

                                             2001          2000          1999
-----------------------------------------------------------------------------
United States                          $  665,217      $242,024      $243,532
Venezuela                                  55,694        37,132        78,126
-----------------------------------------------------------------------------

   The following tables present income from operations, assets and capital expenditures by geographic segment:

                                             2001          2000          1999
-----------------------------------------------------------------------------
INCOME (LOSS) FROM OPERATIONS,
EXCLUDING SPECIAL CHARGES
-----------------------------------------------------------------------------
North America                          $   42,161      $ 15,398      $  8,298
Europe, Africa, Middle East                 1,402         5,468         9,416
Asia Pacific                                 (203)        3,298         3,019
Central and South America                  20,769         4,695        10,235
-----------------------------------------------------------------------------
  Total income from operations,
   excluding special charges           $   64,129      $ 28,859      $ 30,968
=============================================================================

                                             2001          2000          1999
-----------------------------------------------------------------------------
INCOME (LOSS) FROM OPERATIONS
-----------------------------------------------------------------------------
North America                          $   36,272      $ (6,238)     $  8,298
Europe, Africa, Middle East                  (274)        2,169         9,416
Asia Pacific                                 (538)      (26,155)        3,019
Central and South America                  18,983         3,419        10,235
-----------------------------------------------------------------------------
  Total income (loss) from operations  $   54,443      $(26,805)     $ 30,968
=============================================================================

                                             2001          2000          1999
-----------------------------------------------------------------------------
ASSETS
-----------------------------------------------------------------------------
North America                          $  501,538      $389,958      $161,037
Europe, Africa, Middle East                59,228        81,182        92,610
Asia Pacific                               25,786        23,605        51,458
Central and South America                  61,713        43,670        31,668
-----------------------------------------------------------------------------
  Total assets                         $  648,265      $538,415      $336,773
=============================================================================

   The Company's revenues earned and assets attributable to operations in The Netherlands were not significant in any of the three years ended December 31, 2001. The Company's long-lived assets are considered to be net property and equipment. Approximately 74% of these assets were located in the United States for the three years ended December 31, 2001, while the other 26% were strategically located throughout the world.

                                             2001          2000          1999
-----------------------------------------------------------------------------
CAPITAL EXPENDITURES
-----------------------------------------------------------------------------
North America                          $    7,448      $  4,981      $  9,288
Europe, Africa, Middle East                   779           736         1,611
Asia Pacific                                   56           343         1,639
Central and South America                     634           293           841
-----------------------------------------------------------------------------
  Total capital expenditures           $    8,917      $  6,353      $ 13,379
=============================================================================

CHICAGO BRIDGE & IRON COMPANY N.V.       page 50

   Although the Company manages its operations by the four geographic segments, revenues by product line are shown below:


                                                       2001           2000        1999
--------------------------------------------------------------------------------------
REVENUES
--------------------------------------------------------------------------------------
Flat Bottom Tanks                                $  313,879       $234,049    $295,697
Process Plants                                      209,434             --          --
Elevated Tanks                                      145,143         61,998      51,648
Low Temperature/Cryogenic Tanks and Systems         135,392         90,481      82,147
Repairs and Modifications                            84,468         79,045      67,087
Specialty and Other Structures                       71,995         54,150      65,262
Turnarounds                                          70,116         46,017      49,102
Pressure Vessels                                     51,397         45,951      63,443
--------------------------------------------------------------------------------------
  Total revenues                                 $1,081,824       $611,691    $674,386
--------------------------------------------------------------------------------------

18. SUBSEQUENT EVENT
On February 5, 2002, the Company purchased the assets and certain liabilities of TPA, Inc for approximately $5,200. The acquired business, which will now operate as TPA Howe-Baker, Ltd., is a full-service engineer/procure/construct ("EPC") company specializing in sulfur removal and recovery technologies for the refining, gas processing and chemical manufacturing industries. Pro forma financial information has not been presented as this acquisition is not significant.

19. QUARTERLY OPERATING RESULTS AND COMMON STOCK DIVIDENDS (UNAUDITED) QUARTERLY OPERATING RESULTS--The following table sets forth selected unaudited consolidated income statement information for the Company on a quarterly basis for the two years ended December 31, 2001:


QUARTER ENDED 2001                    MARCH 31    JUNE 30     SEPT. 30   DEC. 31
---------------------------------------------------------------------------------
Revenues                              $235,368    $263,857    $277,774   $304,825
Gross profit                            28,295      32,657      34,015     41,809
Income from continuing operations        5,405       7,206       8,020     11,291
Loss from discontinued operations       (1,939)    (10,280)         --         --
---------------------------------------------------------------------------------
Net income (loss)                     $  3,466    $ (3,074)   $  8,020   $ 11,291
---------------------------------------------------------------------------------

Net income per share--basic
  Income from continuing operations   $   0.25    $   0.31    $   0.38   $   0.54
  Loss from discontinued operations      (0.09)      (0.44)         --         --
---------------------------------------------------------------------------------
  Net income (loss) per share         $   0.16    $  (0.13)   $   0.38   $   0.54
---------------------------------------------------------------------------------

Net income per share--diluted
  Income from continuing operations   $   0.25    $   0.30    $   0.36   $   0.52
  Loss from discontinued operations      (0.09)      (0.43)         --         --
---------------------------------------------------------------------------------
  Net income (loss) per share         $   0.16    $  (0.13)   $   0.36   $   0.52
---------------------------------------------------------------------------------

Common dividends per share            $   0.06    $   0.06    $   0.06   $   0.06
---------------------------------------------------------------------------------


QUARTER ENDED 2000                    MARCH 31     JUNE 30    SEPT. 30   DEC. 31
--------------------------------------------------------------------------------
Revenues                              $153,892    $153,711    $149,552   $154,536
Gross profit                            17,232      16,437      15,361     19,940
Income (loss) from continuing
 operations                              3,555       3,401       2,790    (37,790)
Loss from discontinued operations       (1,103)     (1,448)     (1,572)    (1,608)
---------------------------------------------------------------------------------
Net income (loss)                     $  2,452    $  1,953    $  1,218   $(39,398)
---------------------------------------------------------------------------------

Net income (loss) per share--basic
  Income (loss) from continuing
   operations                         $   0.37    $   0.37    $   0.30   $  (3.91)
  Loss from discontinued operations      (0.11)      (0.16)      (0.17)     (0.17)
---------------------------------------------------------------------------------
  Net income (loss) per share         $   0.26    $   0.21    $   0.13   $  (4.08)
--------------------------------------------------------------------------------

Net income (loss) per share--diluted
  Income (loss) from continuing
   operations                         $   0.36    $   0.36    $   0.30   $  (3.91)*
  Loss from discontinued operations      (0.11)      (0.15)      (0.17)     (0.17)*
---------------------------------------------------------------------------------
  Net income (loss) per share         $   0.25    $   0.21    $   0.13   $  (4.08)*
----------------------------------------------------------------------------------

Common dividends per share            $   0.06    $   0.06    $   0.06   $   0.06
---------------------------------------------------------------------------------

(*) The effect of dilutive shares was not included in the calculation of diluted earnings per share as they were antidilutive due to the net loss for the year.

                                   page 51                   2001 ANNUAL REPORT
SHAREHOLDER INFORMATION
The Company's Common Stock is traded on the New York Stock Exchange. The Company delisted from the Euronext Amsterdam Exchange during 2001, as minimal shares were traded there. As of February 2002, the Company had approximately 2,800 shareholders. The following table presents the range of Common Stock prices on the New York Stock Exchange for the years ended December 31, 2001 and 2000:


QUARTER ENDED 2001                   MARCH 31        JUNE 30        SEPT. 30       DEC. 31
-------------------------------------------------------------------------------------------

RANGE OF COMMON STOCK PRICES
--------------------------------------------------------------------------------------------
  High                              $27.35           $38.60          $34.82        $26.70
  Low                                16.75            23.70           19.05         19.60
  Close                              23.75            33.85           19.95         26.70
--------------------------------------------------------------------------------------------


QUARTER ENDED 2000                   MARCH 31          JUNE 30       SEPT. 30      DEC. 31
--------------------------------------------------------------------------------------------

RANGE OF COMMON STOCK PRICES
--------------------------------------------------------------------------------------------
  High                              $17              $17             $17 1/16      $18
  Low                                13 3/4           14 3/16         11 5/8        14 3/16
  Close                              16 3/4           14 11/16        14 1/4        17 15/16
--------------------------------------------------------------------------------------------