Form 10-K, Exhibit 13
period 2002-12-31
CHICAGO BRIDGE & IRON CO N V
filed 2003-03-21
CIK 1027884

                                                                      EXHIBIT 13

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

We derived the following summary financial and operating data for the five years ended December 31, 1998 through 2002 from our audited consolidated financial statements. You should read this information together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements, including the related notes, appearing elsewhere in this Annual Report.

(In thousands, except share and employee data)

YEAR ENDED DECEMBER 31,                                    2002            2001           2000          1999         1998
-----------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA
-----------------------------------------------------------------------------------------------------------------------------
Revenues                                               $   1,148,478   $  1,081,824   $   611,691   $   674,386   $   775,692
Cost of revenues                                             992,927        945,048       542,721       596,695       703,351
-----------------------------------------------------------------------------------------------------------------------------
   Gross profit                                              155,551        136,776        68,970        77,691        72,341
Selling and administrative expenses                           73,155         67,519        41,913        48,997        46,471
Intangibles amortization                                       2,529          5,819           599           514           500
Other operating income, net (1)                               (1,818)          (691)       (2,401)       (2,788)         (991)
Special charges (2)                                            3,972          9,686        55,664             -             -
-----------------------------------------------------------------------------------------------------------------------------
   Income (loss) from operations                              77,713         54,443       (26,805)       30,968        26,361
Interest expense                                              (7,114)        (8,392)       (5,187)       (2,980)       (3,488)
Interest income                                                1,595          1,854           430           766         1,616
-----------------------------------------------------------------------------------------------------------------------------
   Income (loss) before taxes and minority interest           72,194         47,905       (31,562)       28,754        24,489
Income tax (expense) benefit                                 (20,233)       (13,480)        4,859        (8,061)       (7,347)
-----------------------------------------------------------------------------------------------------------------------------
   Income (loss) before minority interest                     51,961         34,425       (26,703)       20,693        17,142
Minority interest in income                                   (1,812)        (2,503)       (1,341)       (1,171)         (105)
-----------------------------------------------------------------------------------------------------------------------------
   Income (loss) from continuing operations                   50,149         31,922       (28,044)       19,522        17,037
-----------------------------------------------------------------------------------------------------------------------------
Discontinued operations: (3)
   Loss from discontinued operations, net of taxes                 -         (2,321)       (5,731)       (1,138)            -
   Loss on disposal of discontinued operations,
    net of taxes                                                   -         (9,898)            -             -             -
-----------------------------------------------------------------------------------------------------------------------------
Net income (loss) (5) (6)                              $      50,149   $     19,703   $   (33,775)  $    18,384   $    17,037
=============================================================================================================================
PER SHARE DATA  (2) (5) (6)
-----------------------------------------------------------------------------------------------------------------------------
Net income (loss)--basic
   Income (loss) from continuing operations            $        1.16   $       0.74   $     (1.49)  $      0.89   $      0.70
   Loss from discontinued operations                               -          (0.28)        (0.31)        (0.05)            -
-----------------------------------------------------------------------------------------------------------------------------
   Net income (loss)                                   $        1.16   $       0.46   $     (1.80)  $      0.84   $      0.70
-----------------------------------------------------------------------------------------------------------------------------
Net income (loss)--diluted
   Income (loss) from continuing operations            $        1.12   $       0.71   $     (1.49)  $      0.87   $      0.70
   Loss from discontinued operations                               -          (0.27)        (0.31)        (0.05)           -
-----------------------------------------------------------------------------------------------------------------------------
   Net income (loss)                                   $        1.12   $       0.44   $     (1.80)  $      0.82   $      0.70
-----------------------------------------------------------------------------------------------------------------------------
Dividends                                              $        0.12   $       0.12   $      0.12   $      0.12   $      0.12
-----------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
-----------------------------------------------------------------------------------------------------------------------------
Total assets                                           $     740,436   $    648,265   $   538,415   $   336,773   $   348,709
Long-term debt                                                75,000         75,000       101,800        25,000         5,000
Total shareholders' equity                                   282,147        212,223       155,747       104,410       101,656
-----------------------------------------------------------------------------------------------------------------------------
CASH FLOW DATA
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities                   $      72,030   $    105,796   $     4,085   $    22,461   $    50,824
Cash flows from investing activities                         (36,957)       (35,775)      (65,567)       (8,911)       (2,142)
Cash flows from financing activities                          16,985        (27,034)       50,618          (779)      (53,286)
-----------------------------------------------------------------------------------------------------------------------------
OTHER FINANCIAL DATA
-----------------------------------------------------------------------------------------------------------------------------
Depreciation and amortization                          $      19,661   $     25,105   $    16,838   $    17,698   $    17,722
Capital expenditures                                          23,927          8,917         6,353        13,379        12,249
-----------------------------------------------------------------------------------------------------------------------------
OTHER DATA
-----------------------------------------------------------------------------------------------------------------------------
Number of employees:
   Salaried                                                    2,152          2,054         1,676         1,371         1,525
   Hourly and craft                                            4,770          5,204         3,618         4,257         4,928
New business taken (4)                                 $   1,641,128   $  1,160,374   $   680,776   $   712,973   $   760,989
Backlog (4)                                                1,310,987        835,255       597,350       507,472       507,783
-----------------------------------------------------------------------------------------------------------------------------

FOOTNOTES FOR PREVIOUS TABLE

(1) Other operating income, net generally represents gains on the sale of property, plant and equipment.

(2) In 2002, we recognized special charges of $4.0 million. Included in the 2002 special charges were $3.4 million for personnel costs including severance and personal moving expenses associated with the relocation of our administrative offices, $0.5 million for integration costs related to integration initiatives associated with the Pitt-Des Moines, Inc. ("PDM") Divisions acquisition and $0.4 million for facilities costs relating to the closure and relocation of facilities. During 2002 we also recorded income of $0.4 million in relation to adjustments associated with the sale of our XL Technology Systems, Inc. subsidiary. In 2001, we recognized special charges of $9.7 million. Included in the 2001 special charges were $5.7 million for personnel costs including severance and personal moving expenses associated with the relocation, closure or downsizing of offices, and our voluntary resignation offer; $2.8 million for facilities and other charges related to the sale, closure, downsizing or relocation of operations; and $1.2 million for integration costs primarily related to integration initiatives associated with the PDM Divisions acquisition. In 2000, we recognized special charges of $55.7 million. Included in the 2000 special charges were $22.2 million for payments associated with our voluntary resignation offer, severance and other benefits-related costs; $5.3 million in facilities-related expenses and a $28.2 million non-cash valuation allowance against a net long-term receivable for the Indonesian Tuban (T.P.P.I.) Project. See Note 4 to our Consolidated Financial Statements for additional details on special charges.

(3) During the second quarter of 2001, we decided to discontinue our high purity piping business, UltraPure Systems, due primarily to continuing weak market conditions in the microelectronics industry. The loss on disposal of discontinued operations of $9.9 million after tax includes the write-down of equipment (net of proceeds), lease terminations, severance and other costs, and losses during the phase-out period. As a result of this operation being classified as discontinued, prior periods have been previously restated. Our actions necessary to discontinue UltraPure Systems were essentially complete at December 31, 2001.

(4) New business taken represents the value of new project commitments received by us during a given period. Such commitments are included in backlog until work is performed and revenue recognized or until cancellation. Backlog may also fluctuate with currency movements.

(5) On January 22, 2003, we declared a two-for-one stock split effective in the form of a stock dividend payable February 10, 2003 to stockholders of record at the close of business on February 3, 2003. All share numbers and amounts have been adjusted for the stock split for all periods presented.

(6) We changed our method of accounting for goodwill upon adoption of SFAS No. 142 on January 1, 2002. See Note 7 to our Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following "Management's Discussion and Analysis of Financial Condition and Results of Operations" is provided to assist readers in understanding our financial performance during the periods presented and significant trends which may impact our future performance. This discussion should be read in conjunction with our Consolidated Financial Statements and the related notes thereto included elsewhere in this Annual Report.

We are a global specialty engineering, procurement and construction company serving customers in several primary end markets, including hydrocarbon refining, natural gas, water and the energy sector in general. We have been helping customers store and process the earth's natural resources for more than 100 years by supplying a comprehensive range of engineered steel structures and systems. We offer a complete package of design, engineering, fabrication, procurement, construction and maintenance services. Our projects include hydrocarbon processing plants, liquefied natural gas (LNG) terminals and peak shaving plants, bulk liquid terminals, water storage and treatment facilities, and other steel structures and their associated systems. We have been continuously engaged in the engineering and construction industry since our founding in 1889. Our subsidiary Howe-Baker International, L.L.C., ("Howe-Baker") organized in 1947 and acquired by us in 2000, is a global technology company specializing in the engineering and construction of hydrocarbon processing plants for customers in the hydrocarbon refining, petrochemical and natural gas industries.

On January 22, 2003, we declared a two-for-one stock split effective in the form of a stock dividend payable February 10, 2003 to stockholders of record at the close of business on February 3, 2003. All share numbers and amounts have been adjusted for the stock split for all periods presented.

RESULTS OF OPERATIONS
Our new business taken, revenues and income from operations in the following geographic segments are as follows:

(In thousands)
YEARS ENDED DECEMBER 31,                   2002          2001          2000
------------------------------------------------------------------------------
NEW BUSINESS TAKEN (1)
------------------------------------------------------------------------------
North America                           $ 1,014,375   $   818,459    $ 384,346
Europe, Africa, Middle East                 375,897        87,724       82,690
Asia Pacific                                139,907       105,788       57,033
Central and South America                   110,949       148,403      156,707
------------------------------------------------------------------------------
   Total new business taken             $ 1,641,128   $ 1,160,374    $ 680,776
==============================================================================
REVENUES
North America                           $   801,624   $   726,629    $ 304,520
Europe, Africa, Middle East                 132,853       124,226      176,542
Asia Pacific                                 95,935        39,917       55,482
Central and South America                   118,066       191,052       75,147
------------------------------------------------------------------------------
   Total revenues                       $ 1,148,478   $ 1,081,824    $ 611,691
==============================================================================
INCOME (LOSS) FROM OPERATIONS
North America                           $    49,413   $    36,272    $  (6,238)
Europe, Africa, Middle East                   3,032          (274)       2,169
Asia Pacific                                  1,950          (538)     (26,155)
Central and South America                    23,318        18,983        3,419
------------------------------------------------------------------------------
   Total income (loss) from operations  $    77,713   $    54,443    $ (26,805)
==============================================================================

(1) New business taken represents the value of new project commitments received during a given period. Such commitments are included in backlog until work is performed and revenue is recognized or until cancellation.

2002 VERSUS 2001

New Business Taken/Backlog--New business taken during 2002 was $1.6 billion compared with $1.2 billion in 2001. Over 60% of the new business taken during 2002 was for contracts awarded in North America. During 2002, new business taken increased 24% in the North America segment due primarily to increased awards of engineering, procurement and construction ("EPC") contracts for the hydrocarbon processing industries. Significant awards included a $109 million contract to design and build a continuous catalytic regeneration Platformer/TM/ in New Jersey and two other projects in the United States, each in excess of $50 million, one for a hydrogen plant and gasoline desulfurization unit, and another for a hydrotreater. New business taken for our Europe, Africa, Middle East ("EAME") segment increased 328% during 2002 and included significant awards of a $105 million gas/oil separation plant in Saudi Arabia and an $89 million LNG expansion project in Nigeria. New business taken in our Asia Pacific ("AP") segment increased 32% compared with 2001 and included the award of a hydrotreater project in Australia and a refrigerated petrochemical storage facility in China. New business taken in the Central and South America ("CSA") segment decreased 25% during 2002 as a result of negative political and economic conditions in certain Latin American markets, principally Venezuela. The majority of 2002 new awards were for projects in the Caribbean region. We anticipate new business in 2003 to range between $1.6 and $1.7 billion due to an emerging upturn in the energy market, continued synergistic benefits from recent acquisitions and increased demand for lump-sum, turnkey contracting.

Backlog increased $475.7 million or 57% to $1.3 billion at December 31, 2002.

Revenues--Revenues in 2002 of $1.1 billion rose 6% compared with 2001. Our revenues fluctuate based on the changing project mix and are dependent on the amount and timing of new awards, and on other matters such as project schedules. During 2002, revenues increased 10% in the North America segment, 7% in the EAME segment, 140% in the AP segment, but declined 38% in the CSA segment. The increase in North America compared with 2001 was due primarily to higher levels of EPC projects for the hydrocarbon processing industries. These process-related revenues rose 52%, as backlog carried over from 2001 was put in place and strong new business continued in 2002. Revenue growth in the AP segment resulted from large projects beginning in Australia, while CSA's decrease resulted from several large projects in Venezuela and the Caribbean nearing completion. We anticipate that total revenues for 2003 will be between $1.3 and $1.5 billion. Based on the current backlog, we expect the majority of the 2003 revenue growth to come in the North America and EAME segments.

Gross Profit--Gross profit in 2002 was $155.6 million, or 13.5% of revenues, compared with $136.8 million or 12.6% of revenues in 2001, reflecting continued strong project execution, the growing mix of higher margin process-related EPC work and stringent cost control.

Selling and Administrative Expenses--Selling and administrative expenses were $73.2 million, or 6.4% of revenues in 2002 compared with $67.5 million, or 6.2% of revenues in 2001. The increase compared with 2001 relates primarily to the impact of acquired operations and higher insurance costs.

Special Charges--Special charges for 2002 were $4.0 million as compared to $9.7 million in 2001. During 2002 we recorded special charges of $3.4 million related to the relocation of our Plainfield, Illinois office personnel to The Woodlands, Texas. As many of our multinational customers in the hydrocarbon industry maintain their U.S. headquarters or a significant presence in the Houston area, we believe the move will enhance our ability to maintain and expand existing customer relationships and build new ones. Additionally, we also recorded $0.4 million relating to the closure and relocation of facilities and $0.5 million for integration activities associated with the acquisition of the Engineered Construction and Water Divisions ("PDM Divisions") of Pitt-Des Moines, Inc. ("PDM"). During 2002 we also recorded income of $0.4 million in relation to adjustments associated with the sale of our XL Technology Systems, Inc. subsidiary. During 2001, we recorded special charges of $5.7 million for personnel costs related to the relocation of our administrative office including costs of senior executives who elected not to relocate, as well as moving-related (which were expensed as incurred) and severance expenses, and our voluntary resignation offer; $2.8 million for facilities and other charges, including charges related to the sale, closure, downsizing or relocation of operations; and $1.2 million for integration costs, primarily related to integration initiatives associated with the PDM Divisions acquisitions. In accordance with Emerging Issues Task Force ("EITF") 94-3, moving, replacement personnel and integration costs have been expensed as incurred. For a further discussion of the special charges, see Note 4 to the Consolidated Financial Statements.

Income (Loss) from Operations--Income from operations in 2002 was $77.7 million, representing a $23.3 million increase compared with 2001. The North America segment benefited from a project mix that included increased levels of higher margin EPC work. Storage related work declined in North America from 2001, but the shortfall was more than offset by improvements in project execution and control of overhead and administrative expenses. Higher volumes in the EAME Segment, combined with continued cost control and excellent execution, enabled the segment to post improved operating income. The AP segment improved compared with the prior year, due principally to significantly higher volumes in Australia. Despite lower new awards and revenues, the CSA segment reported higher operating income due to the existing backlog of work and favorable project execution, resulting in project cost savings. Our adoption of Statement of Financial Accounting Standard No. 142 "Goodwill and Other Intangible Assets" as of January 1, 2002, resulted in the elimination of goodwill and other indefinite lived intangibles amortization, which, in comparison with 2001, benefited 2002 income from operations by $3.6 million.

Interest Expense and Interest Income--Interest expense decreased $1.3 million from the prior year to $7.1 million for 2002, due to lower average debt levels in 2002. Interest income decreased $0.3 million from 2001 to $1.6 million in 2002, attributable to lower interest on our long-term receivable during 2002.

Income Tax (Expense) Benefit--Income tax expense was $20.2 million and $13.5 million in 2002 and 2001, respectively. The effective tax rates for 2002 and 2001 were 28.0% and 28.1%, respectively.

Net Income--Net income for 2002 was $50.1 million, or $1.12 per diluted share, compared with $19.7 million, or $0.44 per diluted share in 2001.

2001 VERSUS 2000

New Business Taken/Backlog--New business taken during 2001 was $1.2 billion compared with $680.8 million in 2000. Over 70% of the new business taken during 2001 was for contracts awarded in North America. During 2001, new business taken increased 113% in the North America segment primarily due to the acquisitions of Howe-Baker International, L.L.C. ("Howe-Baker") and the PDM Divisions and included the following significant awards: a cryogenic storage tank for an LNG import terminal in the United States, an award for a gas-to-liquids processing facility, a clean fuels revamp project valued in excess of $40 million, a refinery relocation project, an oil sands project in Canada valued in excess of $40 million, a contract for the erection of heat recovery steam generators for an electric utility in the U.S. Northeast and a hydrogen plant in the U.S. Northwest. New business taken in the AP segment increased 85% during 2001 and included awards for an LNG expansion project in Australia valued at $65 million and piping and mechanical work for an LNG expansion project in Malaysia. New business taken in the EAME segment increased 6% during 2001. New business taken in the CSA segment decreased 5% during 2001 (after increasing more than 200% during 2000 compared with 1999) and included awards for a heavy oil tankage project in Venezuela and a cryogenic natural gas plant in Peru.

Backlog at December 31, 2001 was $835.3 million compared with backlog at December 31, 2000 of $597.4 million (including backlog of $125.1 million from the Howe-Baker acquisition). Including the backlog acquired from the acquisition of the PDM Divisions in February 2001, backlog would have increased to approximately $741.5 million at December 31, 2000 on a pro forma basis.

Revenues--Revenues were $1.1 billion in 2001 compared with $611.7 million in 2000. The increase in revenues was due primarily to the additional revenue stream generated by the acquisitions of Howe-Baker and the PDM Divisions. During 2001, revenues increased 154% in the CSA segment and 139% in the North America segment, but declined 30% in the EAME segment and 28% in the AP segment. The increase in revenues in the North America and CSA segments was due to the acquired businesses and to the significant amount of work put in place in the Caribbean and Venezuela.

Gross Profit--Gross profit increased $67.8 million to $136.8 million in 2001 from $69.0 million in 2000. Gross profit as a percentage of revenues was 12.6% in 2001 and 11.3% in 2000 reflecting the significant cost savings achieved from the PDM Divisions integration, the inclusion of higher margin business from Howe-Baker and continued strong project execution.

Selling and Administrative Expenses--Selling and administrative expenses were $67.5 million, or 6.2% of revenues, in 2001 compared with $41.9 million, or 6.9% of revenues, in 2000. The 2001 selling and administrative expenses increased due to the acquisitions and a $4.9 million increase in performance-based and variable pay compared with 2000.

Special Charges--Special charges for 2001 were $9.7 million. During 2001, we recorded special charges of $5.7 million for personnel costs related to the relocation of our administrative office to The Woodlands, Texas, including costs of senior executives who elected not to relocate, as well as moving-related (which are expensed as incurred) and severance expenses, and our voluntary resignation offer; $2.8 million for facilities and other charges, including charges related to the sale, closure, downsizing or relocation of operations; and $1.2 million for integration costs, primarily related to integration initiatives associated with the PDM Divisions acquisition.

Income (Loss) from Operations--Income from operations was $54.4 million in 2001 compared with a $26.8 million loss in 2000. The North America segment results benefited from the inclusion of Howe-Baker and the PDM Divisions, lower than anticipated integration costs and good results from our Industrial, Water and union construction operations in the U.S. and Canada. Despite very low volumes in the EAME segment, focused cost control and excellent execution enabled the segment to post modest operating income. Excluding poor economic performance in Australia, the AP segment was profitable. The CSA segment benefited from several large contracts in the field in the Caribbean and Venezuela in 2001. We have experienced no material impact from the economic crisis in Argentina. The 2000 results included the recognition of $3.1 million of income related to a favorable trial court decision from a claim against certain of our insurers to recover legal fees expended in an environmental litigation. Intangibles amortization increased to $5.8 million in 2001 compared with $0.6 million in 2000 primarily due to increased goodwill and other intangibles amortization related to the acquisitions of Howe-Baker and the PDM Divisions.

Interest Expense and Interest Income--Interest expense increased $3.2 million to $8.4 million in 2001 from $5.2 million in 2000. The increase was mostly due to higher average debt levels in 2001. Interest income consisting primarily of interest related to Howe-Baker's acquisition of Schedule A, Ltd. (see Note 12 to our Consolidated Financial Statements) and interest earned on cash balances increased to $1.9 million in 2001 compared with $0.4 million in 2000. Net interest expense increased $1.7 million to $6.5 million in 2001 compared with $4.8 million in 2000.

Income Tax (Expense) Benefit--We recorded income tax expense of $13.5 million in 2001 compared with a $4.9 million income tax benefit in 2000.

Loss from Discontinued Operations--During the second quarter of 2001, we decided to discontinue our high purity piping business, UltraPure Systems, due primarily to continuing weak market conditions in the microelectronics industry. The loss from discontinued operations for the year 2001 was $2.3 million, net of taxes, compared with a loss from discontinued operations of $5.7 million, net of taxes, for 2000. The loss on disposal of discontinued operations for 2001 was $9.9 million, net of taxes. Our actions necessary to discontinue UltraPure Systems were essentially complete at December 31, 2001.

Net Income--Net income for 2001 was $19.7 million, or $0.44 per diluted share, compared with a net loss of $33.8 million, or $1.80 per diluted share, for 2000.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2002, cash and cash equivalents equaled $102.5 million. During 2002, our operations generated $72.0 million of cash flows, attributable to strong profitability and a decrease in working capital. Working capital, varies from year to year and is primarily affected by the mix, stage of completion and commercial terms of our construction contracts.

In 2002, we expended $23.9 million for capital expenditures, which included $11.6 million for the initial land acquisition and development costs of our new administrative office in Texas. Additionally, we reported proceeds of $4.6 million related to the sale of property and equipment. Our utilization of cash also included $17.6 million relative to business acquisitions, inclusive of a payment for contingent earnout obligations associated with the Howe-Baker acquisition, final purchase price adjustments relative to the PDM Divisions acquisitions as well as a payment for the purchase of TPA, Inc. We continue to evaluate and selectively pursue opportunities for expansion of our business through acquisition of complementary businesses. These acquisitions, if they arise, may involve the use of cash or, depending upon the size and terms of the acquisition, may require debt or equity financing.

Cash flows from financing activities were $17.0 million, which included $25.2 million of net proceeds generated from a public offering of our common stock on July 1, 2002. The offering of just over 6 million shares consisted of 4.2 million secondary shares sold on behalf of a shareholder, WEDGE Engineering B.V., an affiliate of WEDGE Group Incorporated, for which we received no proceeds, and 2.01 million primary shares. Cash utilized for financing activities included $5.8 million to settle short-term notes and $5.2 million for cash dividends. In January 2003, we announced a two-for-one stock split in the form of a stock dividend, as well as a 33% increase in our annual dividend from $0.12 to $0.16 per share.

Our primary internal source of liquidity is cash flow generated from operations; however, capacity under revolving credit agreements is also available, if necessary, to fund operating or investing activities. We have a four-year $125 million revolving credit facility and a 364-day $50 million revolving credit facility which terminate in August 2006 and August 2003, respectively. Both facilities are committed and unsecured. As of year-end, no direct borrowings existed under either facility, but we had issued $67.6 million of letters of credit under the four-year facility. As of December 31, 2002, we had $107 million of available capacity under these facilities for future operating or investing needs. For a further discussion of the revolving credit agreements, see Note 9 to the Consolidated Financial Statements.

We also have various short-term, uncommitted revolving credit facilities across several geographic regions of approximately $193.1 million. These facilities are generally used to provide letters of credit or bank guarantees to customers in the ordinary course of business, to support advance payments, as performance guarantees or in lieu of retention on our contracts. At year-end, we had available capacity of $75.7 million under these uncommitted facilities. In addition to providing letters of credit or bank guarantees, we also issue surety bonds in the ordinary course of business to support our performance on contracts. For a further discussion of letters of credit and surety bonds see
Note 13 to the Consolidated Financial Statements.

As of December 31, 2002, the following commitments were in place to support our ordinary course obligations:

                                                    Amounts of Commitments by Expiration Period
                                          ----------------------------------------------------------------------
(In thousands)                              Total     Less than 1 Year   1-3 Years     4-5 Years   After 5 Years
----------------------------------------------------------------------------------------------------------------
Letters of Credit/Bank Guarantees         $ 185,005   $         70,170   $  114,655   $      143   $          37
Surety Bonds                                323,718            281,352       42,356           10               -
----------------------------------------------------------------------------------------------------------------
Total Commitments                         $ 508,723   $        351,522   $  157,011   $      153   $          37
================================================================================================================

Note: Includes $22,268 of letters of credit and surety bonds issued in support of our insurance program.

Contractual obligations at December 31, 2002, are summarized below:

                                                               PAYMENTS DUE BY PERIOD
                                          ----------------------------------------------------------------------
                                            TOTAL     LESS THAN 1 YEAR    1-3 YEARS   4-5 YEARS    AFTER 5 YEARS
----------------------------------------------------------------------------------------------------------------
Long-Term Debt/(1)/                       $  75,000   $              -   $   25,000   $   50,000   $           -
Operating Leases                             57,619             13,027       16,817        7,701          20,074
Obligations to Former Parent/(2)/            19,565              3,453        6,445        6,445           3,222
----------------------------------------------------------------------------------------------------------------
Total Contractual Obligations             $ 152,184   $         16,480   $   48,262   $   64,146   $      23,296
================================================================================================================

/(1)/ Excludes interest accruing at a rate of 7.34%.
/(2)/ Excludes interest accruing at a rate of 7.50%.

We believe funds generated by operations, amounts available under existing credit facilities and external sources of liquidity, such as the issuance of debt and equity instruments, will be sufficient to finance capital expenditures and working capital needs for the foreseeable future. For 2003, capital expenditures are anticipated to be in the $30.0 to $35.0 million range, which includes approximately $17.0 million for completion of our new administrative office. However, we cannot give assurances that such funding will be available, as our ability to generate cash flows from operations and our ability to access funding under the revolving credit facilities may be impacted by a variety of business, economic, legislative, financial and other factors which may be outside of our control. Additionally, while we currently have a significant, uncommitted bonding facility, primarily to support various commercial provisions in our engineering and construction contracts, a termination or reduction of the bonding facility could result in the utilization of letters of credit in lieu of performance bonds, thereby reducing our available capacity under the revolving credit facilities. Although we do not anticipate a reduction or termination of the bonding facility, there is no guarantee that such a facility will be available at reasonable terms to service our ordinary course obligations.

OFF-BALANCE SHEET ARRANGEMENTS

We use operating leases for facilities and equipment when they make economic sense. In 2001, we entered into a sale (for approximately $14.0 million) and leaseback transaction of our Plainfield, Illinois administrative office with a lease term of 20 years. The leaseback structure is not subject to consolidation and the future payments are accounted for as an operating lease. Rentals under this and all other lease commitments are reflected in rental expense and future rental commitments as summarized in Note 13 to our Consolidated Financial Statements.

We have no other off-balance sheet arrangements.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are exposed to market risk from changes in foreign currency exchange rates, which may adversely affect our results of operations and financial condition. We seek to minimize the risks from these foreign currency exchange rate fluctuations through our regular operating and financing activities and, when deemed appropriate, through our limited use of foreign currency forward contracts. Our exposure to changes in foreign currency exchange rates arises from receivables, payables and firm commitments from international transactions, as well as intercompany loans utilized to finance non-U.S. subsidiaries. We do not use financial instruments for trading or speculative purposes.

The carrying value of our cash and cash equivalents, accounts receivable, accounts payable, notes payable and forward contracts approximates their fair values because of the short-term nature of these instruments. At December 31, 2002 and 2001, the fair value of our fixed rate long-term debt was $80.7 million and $76.7 million respectively based on current market rates for debt with similar credit risk and maturities. See Note 10 to our Consolidated Financial Statements for quantification of our financial instruments.

NEW ACCOUNTING STANDARDS

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standard ("SFAS") No. 141 "Business Combinations" (SFAS No. 141") and SFAS No. 142 "Goodwill and Other Intangible Assets" ("SFAS No. 142"). These pronouncements changed the accounting for business combinations, goodwill and intangible assets. SFAS No. 141 eliminates the pooling-of-interests method of accounting for business combinations and further clarifies the criteria to recognize intangible assets separately from goodwill. The requirements of SFAS No. 141 were effective for any business combination accounted for by the purchase method that was completed after June 30, 2001. SFAS No. 142 states goodwill and indefinite-lived intangible assets are no longer amortized to earnings, but instead are reviewed for impairment at least annually. The amortization of existing goodwill and indefinite-lived intangible assets at June 30, 2001 has ceased at January 1, 2002. Goodwill on acquisitions completed subsequent to June 30, 2001, is not amortized. Our adoption of SFAS No. 142 resulted in no goodwill and indefinite-lived intangibles amortization in 2002 compared with $4.2 million in 2001. In connection with the adoption of these statements during the first quarter of 2002, we completed our goodwill impairment assessment and concluded that no transitional impairment charge was necessary. Also, as of September 30, 2002, we completed our annual impairment assessment and concluded that no impairment charge was necessary.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" which addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated assets' retirement costs. The new standard was effective January 1, 2003, and is not anticipated to have a significant impact on our financial condition or results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement addresses financial accounting and reporting for the impairment and/or disposal of long-lived assets. We adopted this statement effective January 1, 2002, and determined that it did not have a significant impact on our financial statements as of that date.

In April 2002, the FASB issued SFAS No. 145, "Rescission of SFAS Statements No. 4, 44, and 64, Amendment of SFAS No. 13, and Technical Corrections." The purpose of this statement is to update, clarify and simplify existing accounting standards. We adopted this statement effective April 1, 2002, and determined that it did not have a significant impact on our financial statements.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. Previous accounting guidance was provided by EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 replaces Issue 94-3. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. This statement is effective for our fiscal year beginning January 1, 2003.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure", which amends SFAS No. 123, "Accounting for Stock-Based Compensation." This standard permits two additional transition methods for entities that adopt the fair-value-based method of accounting for stock-based employee compensation and amends the disclosure requirements in both annual and interim financial statements. We will continue to apply Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for stock options. The amended disclosure requirements of SFAS No. 148 have been incorporated into Note 15 to the Consolidated Financial Statements.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements from Guarantees, Including Indirect Guarantees of Indebtedness of Others". This interpretation of SFAS No. 5, 57 and 107, and rescission of FASB Interpretation No. 34 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements in this interpretation are applicable for financial statements of interim or annual periods ending after December 15, 2002. See Note 13 of our Consolidated Financial Statements for the disclosure of guarantor relationships.

CRITICAL ACCOUNTING POLICIES

The discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an on-going basis, based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

We believe that the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue Recognition--We recognize revenues using the percentage-of-completion method. Contract revenues are accrued based generally on the percentage that costs-to-date bear to total estimated costs. We follow the guidance of Statement of Position 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts," for accounting policy relating to our use of the percentage-of-completion method, estimating costs, revenue recognition and claim recognition. The use of estimated cost to complete each contract, while the most widely recognized method used for percentage-of-completion accounting, is a significant variable in the process of determining income earned and is a significant factor in the accounting for contracts. The cumulative impact of revisions in total cost estimates during the progress of work is reflected in the period in which these changes become known. Contract revenue reflects the original contract price adjusted for agreed-upon change orders and estimated minimum recoveries of claims. Although successful, this contracting model has inherent risks. Losses expected to be incurred on contracts in progress are charged to income as soon as such losses are known. A significant portion of our work is performed on a fixed price or lump sum basis. The balance of projects is primarily performed on variations of cost reimbursable and target price approaches. Progress billings in accounts receivable are currently due and exclude retentions until such amounts are due in accordance with contract terms. We have a history of proven success in estimating and bidding lump sum, fixed price contracts. However, due to the various estimates inherent in our contract accounting, actual results could differ from those estimates.

Credit Extension--We extend credit to customers and other parties in the normal course of business only after a review of the potential customer's credit worthiness. Additionally, management reviews the commercial terms of all significant contracts before entering into a contractual arrangement. We regularly review outstanding receivables and provide for estimated losses through an allowance for doubtful accounts. In evaluating the level of established reserves, management makes judgments regarding the parties' ability to make required payments, economic events and other factors. As the financial condition of these parties change, circumstances develop or additional information becomes available, adjustments to the allowance for doubtful accounts may be required.

Estimated Reserves for Insurance Matters--We maintain insurance coverage for various aspects of our business and operations. However, we retain a portion of anticipated losses through the use of deductibles and self-insured retentions for our exposures related to third-party liability and workers' compensation. Management regularly reviews estimates of reported and unreported claims and provides for losses through insurance reserves. As claims develop and additional information becomes available, adjustments to loss reserves may be required.

Recoverability of Goodwill - Effective January 1, 2002, we adopted SFAS No. 142 "Goodwill and Other Intangible Assets." SFAS No. 142 states that goodwill and indefinite-lived intangible assets are no longer to be amortized but are to be reviewed annually for impairment. The goodwill impairment analysis required under SFAS No. 142 requires us to allocate goodwill to our reporting units, compare the fair value of each reporting unit with our carrying amount, including goodwill, and then, if necessary, record a goodwill impairment charge in an amount equal to the excess, if any, of the carrying amount of a reporting unit's goodwill over the implied fair value of that goodwill. The primary method that we employ to estimate these fair values is the discounted cash flow method. This methodology is based, to a large extent, on assumptions about future events which may or may not occur as anticipated, and such deviations could have a significant impact on the estimated fair values calculated. These assumptions include, but are not limited to, estimates of future growth rates, discount rates and terminal values of reporting units. See further discussion in Note 7 to the Consolidated Financial Statements. Our goodwill balance at December 31, 2002 was $157.9 million.

Our significant accounting policies are more fully discussed in Note 2 to our Consolidated Financial Statements.

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements. You should read carefully any statements containing the words "expect," "believe," "anticipate," "project," "estimate," "predict," "intend," "should," "could," "may," "might," or similar expressions or the negative of any of these terms.

Forward-looking statements involve known and unknown risks and uncertainties. Various factors, such as those listed under "Risk Factors," as set forth in our Form 10-K, may cause our actual results, performance or achievements to be materially different from those expressed or implied by any forward-looking statements. Among the factors that could cause our results to differ are the following:

     . our ability to realize cost savings from expected execution performance of contracts;

     . the uncertain timing and funding of new contract awards, and project cancellations and operations risks;

     .    a lack of expected growth in our primary end markets;

     . cost overruns on fixed price contracts and risks associated with percentage of completion accounting;

     .    increased competition;

     . lack of necessary liquidity to finance expenditures prior to the receipt of payment for the performance of contracts and to provide bid and performance bonds and letters of credit securing our obligations under our bids and contracts;

     . risks inherent in our acquisition strategy and our ability to obtain financing for proposed acquisitions;

     . adverse outcomes of pending claims or litigation or the possibility of new claims or litigation;

     . proposed revisions to U.S. tax laws that seek to increase income taxes payable by certain international companies;

     .    a continued downturn in the economy in general; and

     . disruptions caused by possible war in the Middle East or terrorist attacks in the United States or other countries in which we operate.

Additional factors which could cause actual results to differ from such forward-looking statements are set forth in our Form 10-K for the year ended December 31, 2002.

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future performance or results. We are not obligated to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should consider these risks when reading any forward-looking statements.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and the Supervisory Board of Chicago Bridge & Iron Company
N.V.:

We have audited the accompanying consolidated balance sheet of Chicago Bridge & Iron Company N.V. (a Netherlands corporation) and Subsidiaries (the Company) as of December 31, 2002, and the related consolidated statements of income, shareholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of the Company as of December 31, 2001 and for the years ended December 31, 2001 and 2000, prior to the revisions discussed in the Notes to the financial statements as indicated below, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those consolidated financial statements in their report dated February 11, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As described in Notes 2 and 7 to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill and other intangible assets upon the adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets."

As discussed above, the consolidated financial statements of the Company as of December 31, 2001, and for the years ended December 31, 2001 and 2000 were audited by other auditors who have ceased operations. Such financial statements have been revised to give effect to the following adjustments and reclassifications:

     . February 10, 2003 stock split (see Note 14). We audited the adjustments described in Note 14 that were applied to revise the 2001 and 2000 financial statements for such stock split. Our audit procedures included (1) comparing the amounts shown in the earnings per share disclosures for 2001 and 2000 to the Company's underlying accounting analysis obtained from management, (2) comparing the previously reported shares outstanding and income statement amounts per the Company's accounting analysis to the previously issued financial statements, and (3) recalculating the additional shares to give effect to the stock split and testing the mathematical accuracy of the underlying analysis.
     . Transitional disclosures for adoption of SFAS No. 142 (see Note 7). We audited the adjustments described in Note 7 that were applied to revise the 2001 and 2000 financial statements to include the transitional disclosures required by SFAS No. 142, which was adopted by the Company as of January 1, 2002. Our audit procedures with respect to the disclosures in Note 7 with respect to 2001 and 2000 included (1) comparing the previously reported net income to the previously issued financial statements and the adjustments to reported net income representing amortization expense (including any related tax effects) recognized in those periods related to goodwill and intangible assets that are no longer being amortized and changes in amortization periods for intangible assets that will continue to be amortized as a result of initially applying SFAS No. 142 (including any related tax effects) to the Company's underlying analysis obtained from management, (2) testing the mathematical accuracy of the reconciliation of adjusted net income to reported net income and the related earnings-per-share amounts and (3) comparing the separate amounts for goodwill and other intangible assets for 2001 to the Company's underlying analysis obtained from management, and (4) testing the mathematical accuracy of the underlying analysis.
     . Summarized disclosure of defined benefit plans (see Note 11). We audited the adjustments that were applied to revise the 2001 and 2000 financial statements to include combined tabular disclosures of the Company's defined benefit plans as permitted under SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," as compared to previous tabular presentation of each defined benefit plan. Our audit procedures with respect to the 2001 and 2000 disclosures in Note 11 included (1) comparing the previously reported tabular presentation of each defined benefit plan to a combining schedule prepared by management, and (2) testing the mathematical accuracy of the underlying analysis.

     In our opinion, the adjustments, transitional disclosures and reclassifications to the 2001 and 2000 financial statements and disclosures described above have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 and 2000 financial statements of the Company other than with respect to such adjustments, transitional disclosures and reclassifications, accordingly, we do not express an opinion or any form of assurance on the 2001 and 2000 financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Houston, Texas
February 13, 2003

              INFORMATION REGARDING PREDECESSOR INDEPENDENT PUBLIC
                              ACCOUNTANT'S REPORTS

     The following reports are copies of reports previously issued by Arthur Andersen, LLP ("Andersen"). The reports have not been reissued by Andersen. As discussed in Note 7 "Goodwill and Other Intangibles", the Company has presented the transitional disclosures for 2001 and 2000 required by SFAS No. 142, and as discussed in Note 14 "Shareholders' Equity", the Company has adjusted prior periods for the stock split for all periods presented. Additionally, the Company revised the 2001 and 2000 financial statements to include combined tabular disclosures of the Company's defined benefit plans as permitted under SFAS No.
132. The Andersen report does not extend to these changes to the 2001 and 2000 consolidated financial statements.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CHICAGO BRIDGE & IRON COMPANY N.V. and SUBSIDIARIES as of December 31, 2001 and 2000 and the results of its operations and cash flows for each of the three years ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

                                                ARTHUR ANDERSEN

Amsterdam, The Netherlands
February 11, 2002

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON THE SUPPLEMENTAL SCHEDULE TO CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders and the Supervisory Board of Chicago Bridge & Iron Company
N.V.:

     We have audited in accordance with generally accepted auditing standards in the United States of America and The Netherlands the consolidated financial statements of CHICAGO BRIDGE & IRON COMPANY N.V. (a Netherlands corporation) and SUBSIDIARIES, included in the Company's 2001 Annual Report to Shareholders incorporated by reference in this Form 10-K, and have issued our report thereon dated February 11, 2002. Our audits were conducted for the purpose of forming an opinion on those statements taken as a whole. Supplemental Schedule V. [retitled supplemental Schedule II. in the 2002 Form 10-K] (the "Schedule") to the consolidated financial statements included on page 31 [page 32 in the 2002 Form 10-K] Form 10-K is the responsibility of the Company's management. The Schedule is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. The Schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen

Amsterdam, The Netherlands
February 11, 2002

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except share data)

YEARS ENDED DECEMBER 31,                                          2002            2001           2000
--------------------------------------------------------------------------------------------------------
Revenues                                                      $  1,148,478    $ 1,081,824    $   611,691
Cost of revenues                                                   992,927        945,048        542,721
--------------------------------------------------------------------------------------------------------
  Gross profit                                                     155,551        136,776         68,970
Selling and administrative expenses                                 73,155         67,519         41,913
Intangibles amortization (Note 7)                                    2,529          5,819            599
Other operating income, net                                         (1,818)          (691)        (2,401)
Special charges (Note 4)                                             3,972          9,686         55,664
--------------------------------------------------------------------------------------------------------
  Income (loss) from operations                                     77,713         54,443        (26,805)
Interest expense                                                    (7,114)        (8,392)        (5,187)
Interest income                                                      1,595          1,854            430
--------------------------------------------------------------------------------------------------------
  Income (loss) before taxes and minority interest                  72,194         47,905        (31,562)
Income tax (expense) benefit (Note 16)                             (20,233)       (13,480)         4,859
--------------------------------------------------------------------------------------------------------
  Income (loss) before minority interest                            51,961         34,425        (26,703)
Minority interest in income                                         (1,812)        (2,503)        (1,341)
--------------------------------------------------------------------------------------------------------
  Income (loss) from continuing operations                          50,149         31,922        (28,044)
--------------------------------------------------------------------------------------------------------
Discontinued operations (Note 5):

  Loss from discontinued operations, net of taxes                        -         (2,321)        (5,731)
  Loss on disposal of discontinued operations, net of taxes              -         (9,898)             -
--------------------------------------------------------------------------------------------------------
Net income (loss)                                             $     50,149    $    19,703    $   (33,775)
========================================================================================================

--------------------------------------------------------------------------------------------------------
Net income (loss) per share (Note 2)
Basic
  Income (loss) from continuing operations                    $       1.16    $      0.74    $     (1.49)
  Loss from discontinued operations                                      -          (0.28)         (0.31)
--------------------------------------------------------------------------------------------------------
  Net income (loss)                                           $       1.16    $      0.46    $     (1.80)
--------------------------------------------------------------------------------------------------------
Diluted
  Income (loss) from continuing operations                    $       1.12    $      0.71    $     (1.49)
  Loss from discontinued operations                                      -          (0.27)         (0.31)
--------------------------------------------------------------------------------------------------------
  Net income (loss)                                           $       1.12    $      0.44    $     (1.80)
--------------------------------------------------------------------------------------------------------

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

DECEMBER 31,                                                                                          2002          2001
---------------------------------------------------------------------------------------------------------------------------
ASSETS
---------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                                                                           $ 102,536     $  50,478
Accounts receivable, net of allowance for doubtful accounts of $2,274 in 2002 and $1,256 in 2001      172,933       144,625
Contracts in progress with earned revenues exceeding related progress billings (Note 6)                76,211        71,549
Deferred income taxes                                                                                  17,105        20,526
Assets held for sale                                                                                    1,958         1,958
Other current assets                                                                                   11,680        17,917
---------------------------------------------------------------------------------------------------------------------------
    Total current assets                                                                              382,423       307,053
---------------------------------------------------------------------------------------------------------------------------
Property and equipment, net (Note 8)                                                                  109,271       105,998
Long-term receivable (Note 12)                                                                         19,785        19,785
Deferred income taxes (Note 16)                                                                         8,277        21,475
Goodwill (Note 7)                                                                                     157,903       138,444
Other Intangibles, net of accumulated amortization of $4,967 in 2002 and $2,438 in 2001 (Note 7)       33,556        35,509
Other non-current assets                                                                               29,221        20,001
---------------------------------------------------------------------------------------------------------------------------
    Total assets                                                                                    $ 740,436     $ 648,265
===========================================================================================================================

LIABILITIES
---------------------------------------------------------------------------------------------------------------------------
Notes payable (Note 9)                                                                              $      14     $     155
Current maturity of long-term debt (Note 9)                                                                 -         5,700
Accounts payable                                                                                       84,413        73,636
Accrued liabilities (Note 8)                                                                           74,655        69,320
Contracts in progress with progress billings exceeding related earned revenues (Note 6)               122,357        99,306
Income taxes payable                                                                                    5,631         9,154
---------------------------------------------------------------------------------------------------------------------------
    Total current liabilities                                                                         287,070       257,271
---------------------------------------------------------------------------------------------------------------------------
Long-term debt (Note 9)                                                                                75,000        75,000
Other non-current liabilities (Note 8)                                                                 62,461        69,343
Minority interest in subsidiaries (Note 12)                                                            33,758        34,428
---------------------------------------------------------------------------------------------------------------------------
    Total liabilities                                                                                 458,289       436,042
===========================================================================================================================

Commitments and Contingencies (Note 13)                                                                     -             -

SHAREHOLDERS' EQUITY
---------------------------------------------------------------------------------------------------------------------------
Common stock, Euro .01 par value; authorized: 70,000,000 in 2002 and 2001;
 issued:  44,565,172 in 2002 and 2001; outstanding: 44,325,744 in 2002
 and 41,959,642 in 2001                                                                                   210           210
Additional paid-in capital                                                                            245,916       241,559
Retained earnings                                                                                      68,064        23,102
Stock held in Trust (Note 14)                                                                         (12,332)      (14,301)
Treasury stock, at cost                                                                                (2,836)      (25,279)
Accumulated other comprehensive income (loss) (Note 14)                                               (16,875)      (13,068)
---------------------------------------------------------------------------------------------------------------------------
    Total shareholders' equity                                                                        282,147       212,223
---------------------------------------------------------------------------------------------------------------------------
    Total liabilities and shareholders' equity                                                      $ 740,436     $ 648,265
===========================================================================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

YEARS ENDED DECEMBER 31,                                                                     2002         2001         2000
------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                                         $   50,149   $   19,703   $  (33,775)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
  Special charges, net of deferred income taxes of $1,350, $3,104 and $11,559                  2,622        6,582       44,105
  Payments related to special charges                                                         (5,954)     (14,785)      (7,069)
  Depreciation and amortization                                                               19,661       25,105       16,838
  Gain on sale of property and equipment                                                      (1,123)        (691)      (2,401)
  Loss on discontinued operations                                                                  -       12,219        5,731
Change in operating assets and liabilities (see below)                                         6,675       60,819      (10,426)
------------------------------------------------------------------------------------------------------------------------------
  Net cash provided by continuing operating activities                                        72,030      108,952       13,003
------------------------------------------------------------------------------------------------------------------------------
  Net cash used in discontinued operating activities                                               -       (3,156)      (8,918)
------------------------------------------------------------------------------------------------------------------------------
  Net cash provided by operating activities                                                   72,030      105,796        4,085
------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
------------------------------------------------------------------------------------------------------------------------------
Cost of business acquisitions, net of cash acquired                                          (17,588)     (47,848)     (56,469)
Capital expenditures                                                                         (23,927)      (8,917)      (6,353)
Proceeds from sale of assets held for sale                                                         -       13,992            -
Proceeds from sale of property and equipment                                                   4,558        2,788        4,915
------------------------------------------------------------------------------------------------------------------------------
  Net cash used in continuing investing activities                                           (36,957)     (39,985)     (57,907)
------------------------------------------------------------------------------------------------------------------------------
  Net cash provided by/(used in) discontinued investing activities                                 -        4,210       (7,660)
------------------------------------------------------------------------------------------------------------------------------
  Net cash used in investing activities                                                      (36,957)     (35,775)     (65,567)
------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
------------------------------------------------------------------------------------------------------------------------------
Decrease in notes payable                                                                     (5,841)        (721)        (578)
Proceeds from private placement                                                                    -       75,000            -
Net (repayment)/borrowing under revolving credit facility                                          -      (96,100)      71,100
Issuance of common stock                                                                      25,207       45,920            -
Purchase of treasury stock                                                                      (668)     (49,103)     (18,757)
Issuance of treasury stock                                                                     3,474        3,197        1,060
Dividends paid                                                                                (5,187)      (5,227)      (2,220)
------------------------------------------------------------------------------------------------------------------------------
  Net cash provided by/(used in) continuing financing activities                              16,985      (27,034)      50,605
------------------------------------------------------------------------------------------------------------------------------
  Net cash provided by discontinued financing activities                                           -            -           13
------------------------------------------------------------------------------------------------------------------------------
  Net cash provided by/(used in) financing activities                                         16,985      (27,034)      50,618
------------------------------------------------------------------------------------------------------------------------------
Increase/(decrease) in cash and cash equivalents                                              52,058       42,987      (10,864)
Change in cash and cash equivalents of discontinued operations                                     -           40          (42)
Cash and cash equivalents, beginning of the year                                              50,478        7,451       18,357
------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of the year                                                $  102,536   $   50,478   $    7,451
==============================================================================================================================
CHANGE IN OPERATING ASSETS AND LIABILITIES
------------------------------------------------------------------------------------------------------------------------------
(Increase)/decrease in receivables, net                                                   $  (26,874)  $   36,854   $    8,247
Decrease/(increase) in contracts in progress, net                                             18,389       39,120       (3,602)
Increase/(decrease) in accounts payable                                                       10,690      (16,100)      (2,386)
------------------------------------------------------------------------------------------------------------------------------
  Change in contract capital                                                                   2,205       59,874        2,259
Decrease/(increase) in other current assets                                                    6,559       (8,677)      (1,544)
Increase/(decrease) in income taxes payable and deferred income taxes                          9,711        9,769       (3,118)
Increase/(decrease) in accrued and other non-current liabilities                                 197        6,829       (7,039)
Increase in other                                                                            (11,997)      (6,976)        (984)
------------------------------------------------------------------------------------------------------------------------------
  Total                                                                                   $    6,675   $   60,819   $  (10,426)
==============================================================================================================================
SUPPLEMENTAL CASH FLOW DISCLOSURES
------------------------------------------------------------------------------------------------------------------------------
Cash paid for interest                                                                    $    7,750   $    6,851   $    5,921
Cash paid for income taxes                                                                     8,450        2,258        7,140

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(In thousands)

                                                  Common Stock                                   Stock Held in Trust
                                           -----------------------   Additional                -----------------------
                                            Number of                 Paid-In      Retained     Number of
                                             Shares       Amount      Capital      Earnings      Shares       Amount
----------------------------------------------------------------------------------------------------------------------
Balance at January 1, 2000                     20,546   $       67   $   93,393   $   44,621        1,411   $  (12,700)
Comprehensive (loss)                                -            -            -      (33,775)           -            -
Dividends to common shareholders                    -            -            -       (2,220)           -            -
Long-Term Incentive Plan amortization               -            -        2,969            -            -            -
Issuance of common stock for acquisition       16,293           35      104,655            -            -            -
Issuance of common stock to Trust                 600            1        4,457            -          600       (4,458)
Stock held in Trust                                 -            -           35            -            4          (35)
Purchase of treasury stock                     (2,367)           -            -            -            -            -
Issuance of treasury stock                        386            -       (2,037)           -            -            -
Cancellation of treasury stock                      -          (12)     (29,152)           -            -            -
----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000                   35,458           91      174,320        8,626        2,015      (17,193)
Comprehensive income (loss)                         -            -            -       19,703            -            -
Dividends to common shareholders                    -            -            -       (5,227)           -            -
Long-Term Incentive Plan amortization               -            -        1,125            -            -            -
Issuance of common stock for acquisition       11,412           24       89,953            -            -            -
Conversion of common stock to Euro                  -          106         (106)           -            -            -
Issuance of treasury stock to Trust                94            -          508            -           94       (1,310)
Release of Trust shares                             -            -       (4,202)           -         (508)       4,202
Purchase of treasury stock                     (5,372)           -            -            -            -            -
Issuance of treasury stock                        368            -          (50)           -            -            -
Cancellation of treasury stock                      -          (11)     (19,989)           -            -            -
----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2001                   41,960          210      241,559       23,102        1,601      (14,301)
Comprehensive income (loss)                         -            -            -       50,149            -            -
Dividends to common shareholders                    -            -            -       (5,187)           -            -
Long-Term Incentive Plan amortization               -            -          756            -            -            -
Issuance of treasury stock to Trust                43            -           88            -           43         (641)
Release of Trust shares                             -            -       (2,610)           -         (194)       2,610
Purchase of treasury stock                        (50)           -            -            -            -            -
Issuance of treasury stock                      2,373            -        6,123            -            -            -
----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2002                   44,326   $      210   $  245,916   $   68,064        1,450   $  (12,332)
======================================================================================================================

                                               Treasury Stock        Accumulated
                                           -----------------------      Other            Total
                                            Number of                Comprehensive   Shareholders'
                                             Shares       Amount     Income (Loss)       Equity
--------------------------------------------------------------------------------------------------
Balance at January 1, 2000                      2,045   $  (13,729)  $      (7,242)  $     104,410
Comprehensive (loss)                                -            -          (2,630)        (36,405)
Dividends to common shareholders                    -            -               -          (2,220)
Long-Term Incentive Plan amortization               -            -               -           2,969
Issuance of common stock for acquisition            -            -               -         104,690
Issuance of common stock to Trust                   -            -               -               -
Stock held in Trust                                 -            -               -               -
Purchase of treasury stock                      2,367      (18,757)              -         (18,757)
Issuance of treasury stock                       (386)       3,097               -           1,060
Cancellation of treasury stock                 (3,999)      29,164               -               -
--------------------------------------------------------------------------------------------------
Balance at December 31, 2000                       27         (225)         (9,872)        155,747
Comprehensive income (loss)                         -            -          (3,196)         16,507
Dividends to common shareholders                    -            -               -          (5,227)
Long-Term Incentive Plan amortization               -            -               -           1,125
Issuance of common stock for acquisition            -            -               -          89,977
Conversion of common stock to Euro                  -            -               -               -
Issuance of treasury stock to Trust               (94)         802               -               -
Release of Trust shares                             -            -               -               -
Purchase of treasury stock                      5,372      (49,103)              -         (49,103)
Issuance of treasury stock                       (368)       3,247               -           3,197
Cancellation of treasury stock                 (2,332)      20,000               -               -
--------------------------------------------------------------------------------------------------
Balance at December 31, 2001                    2,605      (25,279)        (13,068)        212,223
Comprehensive income (loss)                         -            -          (3,807)         46,342
Dividends to common shareholders                    -            -               -          (5,187)
Long-Term Incentive Plan amortization               -            -               -             756
Issuance of treasury stock to Trust               (43)         553               -               -
Release of Trust shares                             -            -               -               -
Purchase of treasury stock                         50         (668)              -            (668)
Issuance of treasury stock                     (2,373)      22,558               -          28,681
--------------------------------------------------------------------------------------------------
Balance at December 31, 2002                      239   $   (2,836)  $     (16,875)  $     282,147
==================================================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data)

1.  ORGANIZATION AND NATURE OF OPERATIONS

Organization - Chicago Bridge & Iron Company N.V., a corporation organized under the laws of The Netherlands, and Subsidiaries, is a global specialty engineering, procurement and construction company serving customers in several primary end markets, including hydrocarbon refining, natural gas, water and the energy sector in general. We have been helping customers store and process the earth's natural resources for more than 100 years by supplying a comprehensive range of engineered steel structures and systems. We offer a complete package of design, engineering, fabrication, procurement construction and maintenance services including hydrocarbon processing plants, liquefied natural gas (LNG) terminals and peak shaving plants, bulk liquid terminals, water storage and treatment facilities, and other steel structures and their associated systems. We have been continuously engaged in the engineering and construction industry since our founding in 1889. Our subsidiary Howe-Baker International, L.L.C., acquired in 2000, is a global technology company specializing in the engineering and construction of hydrocarbon processing plants for customers in the refining, petrochemical and natural gas industries, which was organized and began operations in 1947.

Nature of Operations - Projects for the worldwide petroleum and petrochemical industry accounted for a majority of our revenues in 2002, 2001 and 2000. Numerous factors influence capital expenditure decisions in this industry, which are beyond our control. Therefore, no assurance can be given that our business, financial condition and results of operations will not be adversely affected because of reduced activity due to the price of oil or changing taxes, price controls and laws and regulations related to the petroleum and petrochemical industry.

2.  SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Consolidation--These financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements include all majority owned subsidiaries. Significant intercompany balances and transactions are eliminated in consolidation. Investments in non-majority owned affiliates are accounted for by the equity method. For the years ended 2002 and 2001 we did not have any non-majority owned affiliates.

Use of Estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosed amounts of contingent assets and liabilities, and the reported amounts of revenues and expenses. We believe the most significant estimates and assumptions are associated with revenue recognition on engineering and construction contracts, recoverability tests that must be periodically performed with respect to goodwill and intangible asset balances, valuation of accounts receivable, as well as the determination of liabilities related to self insurance programs. If the underlying estimates and assumptions upon which the financial statements are based change in the future, actual amounts may differ from those included in the accompanying consolidated financial statements.

Revenue Recognition--Revenues are recognized using the percentage-of-completion method. Contract revenues are accrued based generally on the percentage that costs-to-date bear to total estimated costs. We follow the guidance of Statement of Position 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts," for accounting policy relating to our use of the percentage-of-completion method, estimating costs, revenue recognition and claim recognition. The use of estimated cost to complete each contract, while the most widely recognized method used for percentage-of-completion accounting, is a significant variable in the process of determining income earned and is a significant factor in the accounting for contracts. The cumulative impact of revisions in total cost estimates during the progress of work is reflected in the period in which these changes become known. Due to the various estimates inherent in our contract accounting, actual results could differ from those estimates.

Contract revenue reflects the original contract price adjusted for agreed upon change orders and estimated minimum recoveries of claims. At December 31, 2002 and 2001, we had net outstanding claims recognized of $5,946 and $5,400, respectively. Losses expected to be incurred on contracts in progress are charged to income as soon as such losses are known.

A significant portion of our work is performed on a fixed price or lump sum basis. The balance of projects is primarily performed on variations of cost reimbursable and target price approaches. Progress billings in accounts receivable are currently due and exclude retentions until such amounts are due in accordance with contract terms. Cost of revenues includes direct contract costs such as material and construction labor, and indirect costs which are attributable to contract activity.

Precontract Costs--Precontract costs are generally charged to cost of revenues as incurred, but, in certain cases, may be deferred to the balance sheet if specific probability criteria are met. There were no precontract costs deferred as of December 31, 2002 or 2001.

Research and Development--Expenditures for research and development activities, which are charged to expense as incurred, amounted to $3,056 in 2002, $1,650 in 2001 and $1,570 in 2000.

Depreciation and Amortization--Property and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives: buildings and improvements, 10 to 40 years; plant and field equipment, 2 to 20 years. Renewals and betterments, which substantially extend the useful life of an asset, are capitalized and depreciated. Depreciation expense was $17,132 in 2002, $19,286 in 2001 and $16,239 in 2000.

Goodwill is no longer amortized in accordance with SFAS No. 142 (see "New Accounting Standards" below). Finite-lived other intangibles are amortized on a straight-line basis over 3 to 15 years, while other intangibles with indefinite useful lives are not amortized.

Impairment of Long-Lived Assets--Management reviews goodwill and indefinite lived intangibles for impairment at least annually, or whenever circumstances indicate that the carrying amount may not be recoverable. When an evaluation is performed, the estimated cash flows associated with the asset are compared to the asset's carrying amount to determine if impairment exists.

Management reviews tangible assets and finite lived intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If an evaluation is required, the estimated cash flows associated with the asset will be compared to the asset's carrying amount to determine if impairment exists. See Note 7 for additional discussion relative to intangibles impairment testing.

Per Share Computations--Basic earnings per share (EPS) is calculated by dividing income (loss) from continuing operations, income (loss) from discontinued operations and net income (loss) by the weighted average number of common shares outstanding for the period, which includes stock held in trust. Diluted EPS reflects the assumed conversion of all dilutive securities, consisting of employee stock options, restricted shares, directors deferred fee shares and warrants. Excluded from our per share calculations for 2002 were 357,714 shares, as they were considered antidilutive.

The following schedule reconciles the income and shares utilized in the basic and diluted EPS computations:

                                                            2002           2001            2000
---------------------------------------------------------------------------------------------------
Income (loss) from continuing operations                 $    50,149   $     31,922   $     (28,044)
Loss from discontinued operations                                  -        (12,219)         (5,731)
---------------------------------------------------------------------------------------------------
Net income (loss)                                             50,149         19,703         (33,775)
---------------------------------------------------------------------------------------------------

Weighted average shares outstanding - basic               43,176,888     43,249,692      18,811,578
 Effect of stock options                                   1,503,004      1,363,598                *
 Effect of restricted shares                                   9,480         44,848                *
 Effect of directors deferred fee shares                      47,166         40,662                *
 Effect of warrants                                                -         35,030               -
 Effect of performance shares                                      -              -                *
---------------------------------------------------------------------------------------------------
Weighted average shares outstanding - diluted             44,736,538     44,733,830      18,811,578
===================================================================================================

Net income (loss) per share
---------------------------------------------------------------------------------------------------
Basic
 Income (loss) from continuing operations                $      1.16   $       0.74   $       (1.49)
 Loss from discontinued operations                                 -          (0.28)          (0.31)
---------------------------------------------------------------------------------------------------
 Net income (loss)                                       $      1.16   $       0.46   $       (1.80)
===================================================================================================
Diluted
 Income (loss) from continuing operations                $      1.12   $       0.71   $       (1.49)*
 Loss from discontinued operations                                 -          (0.27)          (0.31)*
---------------------------------------------------------------------------------------------------
 Net income (loss)                                       $      1.12   $       0.44   $       (1.80)*
===================================================================================================

* In 2000, the effect of stock options, restricted shares, directors deferred fee shares and performance shares were not included in the calculation of diluted earnings per share as they were antidilutive due to the net loss for the year.

Cash Equivalents--Cash equivalents are considered to be all highly liquid securities with original maturities of three months or less.

Concentrations of Credit Risk--The majority of accounts receivable and contract work in progress are from clients in the petroleum and petrochemical industries around the world. Most contracts require payments as projects progress or in certain cases advance payments. We generally do not require collateral, but in most cases can place liens against the property, plant or equipment constructed or terminate the contract if a material default occurs. We maintain reserves for potential credit losses.

Foreign Currency--The nature of our business activities involves the management of various financial and market risk, including those related to changes in currency exchange rates. The primary effects of foreign currency translation adjustments are recognized in shareholders' equity in accumulated other comprehensive income (loss) as cumulative translation adjustment, net of tax. Foreign currency exchange gains/(losses) are included in the consolidated statements of income, and were $2,340 in 2002, $128 in 2001 and $1,481 in 2000.

Financial Instruments--Although we do not engage in currency speculation, we periodically use forward contracts to mitigate certain operating exposures, as well as hedge intercompany loans utilized to finance non-U.S. subsidiaries. Gains or losses on these forward contracts due to changes in fair value are included in the consolidated statements of income. These forward contracts are reported at their fair market value and are included in accrued liabilities on the accompanying balance sheet. Our other financial instruments are not significant.

Stock Plans--We account for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of our stock at the date of the grant over the amount an employee must pay to acquire the stock, subject to any vesting provisions. See Note 15 for additional discussion relative to our stock plans.

Had compensation expense for the Employee Stock Purchase Plan and stock options granted under the Incentive Plans been determined consistent with the fair value method of FASB Statement No. 123 (using the Black-Scholes pricing model), our net income and net income per common share would have been reduced to the following pro forma amounts.

                                    2002           2001            2000
--------------------------------------------------------------------------------
Net Income (Loss)
--------------------------------------------------------------------------------
As reported from continuing
  operations                      $50,149        $ 31,922        $(28,044)
As reported from discontinued
  operations                           -          (12,219)         (5,731)
--------------------------------------------------------------------------------
As reported net income             50,149          19,703         (33,775)
================================================================================

Pro forma from continuing
  operations                       46,661          28,652         (29,206)
Pro forma from discontinued
  operations                           -          (12,219)         (5,731)
--------------------------------------------------------------------------------
Pro forma net income               46,661          16,433         (34,937)
================================================================================

Net Income (Loss) Per Share - Basic
--------------------------------------------------------------------------------
As reported from continuing
  operations                      $  1.16        $   0.74        $  (1.49)
As reported from discontinued
  operations                           -            (0.28)          (0.31)
--------------------------------------------------------------------------------
As reported net income               1.16            0.46           (1.80)
================================================================================

Pro forma from continuing
  operations                         1.08            0.66           (1.55)
Pro forma from discontinued
  operations                           -            (0.28)          (0.30)
--------------------------------------------------------------------------------
Pro forma net income                 1.08            0.38           (1.85)
================================================================================

Net Income (Loss) Per Share - Diluted
--------------------------------------------------------------------------------
As reported from continuing
  operations                      $  1.12        $   0.71        $  (1.49)
As reported from discontinued
  operations                           -            (0.27)          (0.31)
--------------------------------------------------------------------------------
As reported net income               1.12            0.44           (1.80)
================================================================================

Pro forma from continuing
  operations                         1.04            0.64           (1.55)
Pro forma from discontinued
  operations                           -            (0.27)          (0.30)
--------------------------------------------------------------------------------
Pro forma net income                 1.04            0.37           (1.85)
================================================================================

Using the Black-Scholes option-pricing model, the fair value of each option grant is estimated on the date of grant based on the following weighted-average assumptions:

                                    2002            2001            2000
--------------------------------------------------------------------------------
Risk-free interest rate              4.74%           5.18%           5.44%
Expected dividend yield              0.86%           0.97%           1.45%
Expected volatility                 42.73%          42.27%          41.03%
Expected life in years                  6              10              10

Income Taxes--Our financial statement reporting of income taxes has been prepared under SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is provided to offset any net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Reclassification of Prior Year Balances--Certain prior year balances have been reclassified to conform with the current year presentation.

New Accounting Standards--In June 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standard ("SFAS") No. 141 "Business Combinations" (SFAS No. 141") and SFAS No. 142 "Goodwill and Other Intangible Assets" ("SFAS No. 142"). These pronouncements changed the accounting for business combinations, goodwill and intangible assets. SFAS No. 141 eliminates the pooling-of-interests method of accounting for business combinations and further clarifies the criteria to recognize intangible assets separately from goodwill. The requirements of SFAS No. 141 were effective for any business combination accounted for by the purchase method that was completed after June 30, 2001. SFAS No. 142 states goodwill and indefinite-lived intangible assets are no longer amortized to earnings, but instead are reviewed for impairment at least annually. The amortization of existing goodwill and indefinite-lived intangible assets at June 30, 2001 has ceased at January 1, 2002. Goodwill on acquisitions completed subsequent to June 30, 2001, is not amortized. Our adoption of SFAS No. 142 resulted in no goodwill and indefinite-lived intangibles amortization in 2002 compared with $4,196 in 2001 and $587 in 2000. In connection with the adoption of these statements during the first quarter of 2002, we completed our goodwill impairment assessment and concluded that no transitional impairment charge was necessary. Also, as of September 30, 2002, we completed our annual impairment assessment and concluded that no impairment charge was necessary. See Note 7 for additional discussion relative to our annual impairment assessment.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" which addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated assets' retirement costs. The new standard was effective January 1, 2003, and is not anticipated to have a significant impact on our financial condition or results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement addresses financial accounting and reporting for the impairment and/or disposal of long-lived assets. We adopted this statement effective January 1, 2002, and determined that it did not have a significant impact on our financial statements as of that date.

In April 2002, the FASB issued SFAS No. 145, "Rescission of SFAS Statements No. 4, 44, and 64, Amendment of SFAS No. 13, and Technical Corrections." The purpose of this statement is to update, clarify and simplify existing accounting standards. We adopted this statement effective April 1, 2002, and determined that it did not have a significant impact on our financial statements.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. Previous accounting guidance was provided by EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 replaces Issue 94-3. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. This statement is effective for our fiscal year beginning January 1, 2003.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure", which amends SFAS No. 123, "Accounting for Stock-Based Compensation." This standard permits two additional transition methods for entities that adopt the fair-value-based method of accounting for stock-based employee compensation and amends the disclosure requirements in both annual and interim financial statements. We will continue to apply Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for stock options. The amended disclosure requirements of SFAS No. 148 have been incorporated into Note 15 to the Consolidated Financial Statements.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". This interpretation of SFAS No. 5, 57 and 107, and rescission of FASB Interpretation No. 34 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements in this interpretation are applicable for financial statements of interim or annual periods ending after December 15, 2002. See Note 13 for the disclosure of guarantor relationships.

3.  ACQUISITIONS

2002
On February 5, 2002, we purchased the assets and assumed certain liabilities of TPA, Inc. for $4,658. The acquired business is a full-service engineering/procurement/construction company specializing in sulfur removal and recovery technologies for the refining, gas processing and chemical manufacturing industries. The purchase price was allocated to the net assets acquired based upon their estimated fair market values at the date of acquisition and the balance of approximately $3,360 and $1,200 was recorded as goodwill and other intangibles, respectively. Financial information has not been disclosed separately as the amounts were not material to our overall financial condition or results of operations.

The balances included in the Consolidated Balance Sheets related to acquisitions completed in the last year are based upon preliminary information and are subject to change when additional information concerning final asset and liability valuations is obtained. Material changes to the preliminary allocations are not anticipated.

Also during 2002, we increased our purchase consideration by $7,596 related to contingent earnout obligations associated with the Howe-Baker acquisition and $5,334 for final purchase price adjustments related to the PDM Divisions acquisition discussed below (see also Note 7).

2001
On November 30, 2001, we purchased Morse Construction Group, Inc. ("Morse") for approximately $3,000. The purchase price was allocated to the net assets acquired based upon their estimated fair market values at the date of acquisition and the balance of approximately $1,366 was recorded as goodwill. Morse designs, fabricates and erects steel structures, including storage tanks. This acquisition enables us to continue to grow our U.S. water and industrial tank business and provides us with access to a geographic area where we expect to establish a stronger presence. Financial information has not been disclosed separately as the amounts were not material to our overall financial condition or results of operations.

On February 7, 2001, we purchased substantially all of the assets (the "Assets") of the Pitt-Des Moines Inc. ("PDM") Divisions. The Divisions have been integrated with our current business units and the Assets continue to be used in the same lines of business. Our integrated groups adopted the names previously used by the Divisions. The Engineered Construction Division, headquartered in Houston, engineers, fabricates and constructs storage tanks and systems, process systems, and unique plate structures for the petroleum, petrochemical, cryogenic, liquid natural gas, defense and aerospace industries. The Water Division, headquartered in Pittsburgh, designs, fabricates and constructs water storage tanks including conventional styles such as ground storage reservoirs and standpipes, steel elevated tanks and composite elevated tanks as well as unique projects involving one-of-a-kind tanks designed for specific applications.

Under the terms of the transaction, which was negotiated based on our stock prices prevailing during the 45 days before closing, we provided consideration of 5,696,344 shares of our stock (including 565,150 collar shares for price protection, if required) and $40,000 in cash. PDM was obligated to remit to us net proceeds from the disposition of these shares in excess of $44,000. The source of funds for the cash portion of the purchase price was a private placement of 1,675,384 shares of our stock to Farinvest, Ltd., an affiliate of WEDGE Group Incorporated ("WEDGE"), (for a price of $13,600) and 3,247,692 shares of our stock plus a warrant to purchase 503,196 shares of our stock at an exercise price of Guilders ("NLG") .01 per share to First Reserve Fund VIII, L.P. ("First Reserve") (for a total price of $26,400), plus a warrant for 500,000 shares of our stock, subject to decrease depending on the number of shares repurchased from PDM by us prior to June 30, 2001. Shareholder agreements with PDM, WEDGE and First Reserve included standstill provisions, registration rights and restrictions with respect to voting rights. First Reserve exercised the warrant to purchase 503,196 shares on February 22, 2001. On March 15, 2001, we called 1,049,562 shares from PDM priced at $9,000 and a return of the 565,150 collar shares issued for price protection. We sold these 1,614,712 shares at $8.88 (less expenses), based on an agreement entered into on February 23, 2001, to an unaffiliated group of investors for a total price of $14,300. Under a shareholder agreement with PDM entered into concurrently with the acquisition of the PDM Divisions, PDM had the right to require us to repurchase the remaining 4,081,632 shares at $8.58 per share, for a total price of $35,000. We had certain rights to call these shares prior to June 28, 2001. We repurchased these shares from PDM in June 2001 for $35,000. We funded the purchase in part from the proceeds of the sale and leaseback of our administrative office. This acquisition was accounted for under the purchase method of accounting. The purchase price has been allocated to assets acquired and liabilities assumed based on estimated fair values at the date of acquisition and the balance of approximately $48,345 was recorded as goodwill and $387 as other intangibles. Goodwill was amortized on a straight-line basis over 40 years through December 31, 2001. The PDM Divisions are included in our results of operations effective February 1, 2001. The pro forma results for the year ended December 31, 2001, assuming the acquisition had been made at the beginning of the year, would not be materially different from reported results.

The following presents our (unaudited) pro forma results of operations for the year ended December 31, 2000 as if the PDM Divisions had been combined as of January 1, 2000. These pro forma results do not purport to be indicative of the combined results of operations that would have occurred had the acquisition been made as of January 1, 2000 or results which may occur in the future. These results also included the pro forma amounts from the Howe-Baker acquisition.

                                                         PRO FORMA (UNAUDITED)
                                                              YEAR ENDED
                                                           DECEMBER 31, 2000
------------------------------------------------------------------------------
Revenues                                                 $           1,061,174
Loss from continuing operations                                        (15,809)
Loss per share from continuing operations
  Basic                                                  $               (0.35)
  Diluted                                                                (0.35)
------------------------------------------------------------------------------

2000
On December 28, 2000, we acquired Howe-Baker International, L.L.C. from WEDGE, a private investment firm that owned 100% of Howe-Baker. Howe-Baker is a leading U.S.-based engineering and construction firm specializing in the design and construction of hydrocarbon processing plants for customers in the refining, petrochemical and natural gas processing industries. Under the terms of the transaction, we paid $28,000 in cash, issued 16,293,330 shares (valued at $104,990 at $6.4438 per share) to WEDGE and assumed certain liabilities (including $5,700 in long-term debt). These consideration amounts exclude the value of future earnout obligations assumed in the transaction. Under the purchase agreement, an upward adjustment in purchase price of $15,000 was made based on the actual level of cash in Howe-Baker working capital on the closing date. Immediately following the transaction, WEDGE sold 8,646,666 shares of our stock to First Reserve at a price of $8.13 per share. First Reserve purchased an additional 1,060,000 shares from WEDGE for which we provided a warrant to First Reserve for the purchase of 164,236 shares of our stock at an exercise price of NLG .01 per share. Shareholder agreements with WEDGE and First Reserve include board representations, standstill provisions, registration rights and restrictions with respect to voting rights. The cash portion of the purchase price was funded out of borrowings under our revolving credit facility. This acquisition was accounted for under the purchase method of accounting. The purchase price has been allocated to assets acquired and liabilities assumed based on estimated fair values at the date of acquisition and the balance of approximately $91,400 was recorded as goodwill and $37,300 as other intangibles. Goodwill was amortized on a straight-line basis over 40 years through December 31, 2001. The results of operations for Howe-Baker are included in our results of operations effective January 1, 2001.

The following presents our (unaudited) pro forma results of operations for the year ended December 31, 2000 as if Howe-Baker had been combined as of January 1, 2000. These pro forma results do not purport to be indicative of the combined results of operations that would have occurred had the acquisition been made as of January 1, 2000 or of results which may occur in the future.

                                                         PRO FORMA (UNAUDITED)
                                                               YEAR ENDED
                                                           DECEMBER 31, 2000
------------------------------------------------------------------------------
Revenues                                                 $             848,560
Loss from continuing operations                                        (19,239)
Loss per share from continuing operations
  Basic                                                  $               (0.55)
  Diluted                                                                (0.55)
------------------------------------------------------------------------------

On May 17, 2000, we purchased the assets and assumed certain liabilities of Pacific Pure Water Asia Pte Ltd. ("Pacific Pure") for approximately $2,300. Pacific Pure provides ultra pure systems for customers in the microelectronics, pharmaceutical and biotechnology industries. The purchase price has been allocated to assets acquired and liabilities assumed based on estimated fair values at the date of acquisition and the balance of approximately $1,800 was recorded as goodwill. This acquisition was accounted for under the purchase method of accounting. Goodwill was amortized on a straight-line basis over seven years through December 31, 2001. Pro forma financial information has not been presented, as the amounts were not significant. These operations were part of our UltraPure Systems business that were discontinued during 2001 (Note 5).

On January 28, 2000, we purchased the assets and assumed certain liabilities of the business now known as CB&I Trusco Tank ("Trusco") for approximately $9,400. Trusco designs, fabricates and erects steel structures, including storage and shop-built tanks, and services municipal and industrial customers primarily in the water, wastewater and petroleum markets on the U.S. West Coast. The purchase price has been allocated to assets acquired and liabilities assumed based on estimated fair values at the date of acquisition and the balance of approximately $1,500 was recorded as goodwill. This acquisition was accounted for under the purchase method of accounting. Goodwill was amortized on a straight-line basis over 40 years through December 31, 2001. Pro forma financial information has not been presented, as the amounts were not significant.

4.  SPECIAL CHARGES

We record costs for special charges in accordance with EITF 94-3. Moving, replacement personnel and integration costs are recorded as special charges as incurred. Our accrued expense balances and activity relating to special charges for the years ended December 31, 2002, 2001 and 2000 were as follows:

                                  PERSONNEL     FACILITIES                         TUBAN PROJECT
                                    COSTS        AND OTHER         INTEGRATION    VALUATION ALLOWANCE    TOTAL
-----------------------------------------------------------------------------------------------------------------
Special charges                 $      22,182  $      5,282      $             -  $            28,200  $   55,664
Cash Payments                          (6,646)         (423)                   -                    -      (7,069)
Non-cash activities                    (4,662)       (4,021)                   -              (28,200)    (36,883)
-----------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000    $      10,874  $        838      $             -  $                 -  $   11,712
Special charges                         5,697         2,819                1,170                    -       9,686
Cash payments                         (12,671)         (944)              (1,170)                   -     (14,785)
Non-cash activities                       911        (1,429)                   -                    -        (518)
-----------------------------------------------------------------------------------------------------------------
Balance at December 31, 2001    $       4,811  $      1,284      $             -  $                 -  $    6,095
Special charges                         3,428            18/(1)/             526                    -       3,972
Cash payments                          (4,618)         (810)                (526)                   -      (5,954)
-----------------------------------------------------------------------------------------------------------------
Balance at December 31, 2002    $       3,621  $        492      $             -  $                 -  $    4,113
=================================================================================================================

/1/ Includes a $360 non-cash credit associated with the sale of our XL
    Technology Systems, Inc. subsidiary as described below.

Personnel Costs--Personnel costs include severance and personal moving expenses associated with the relocation, closure or downsizing of offices, and a voluntary resignation offer (the "Offer"); as more fully described below. During 2002, we recorded personnel costs of $3,428, primarily consisting of $2,688 to relocate our Plainfield, Illinois administrative office to The Woodlands, Texas ("the Move"), $360 of costs to relocate our welding lab facility personnel from Houston, Texas to Plainfield, Illinois, and $270 of additional costs relative to the Offer. Accrued expenses of $522 associated with the Move are anticipated to be paid during 2003, while obligations of $808 and $2,229 associated with the Offer are anticipated to be paid during 2003 and 2004, respectively. During 2001, we recorded charges for personnel costs of $5,271 related to the Move, including costs associated with the separation of senior executives who elected not to relocate, as well as moving-related (including a $1,089 non-cash charge related to interest-free loans to senior executives for relocation home purchases) and severance expenses. Personnel moving and replacement costs were expensed as incurred and totaled $1,334. We charged $2,014 of severance for the involuntary termination of approximately 50 employees in the United States and 18 employees in non-U.S. operations and personal moving expenses during 2001. We had anticipated the wind-up of a defined benefit plan during 2000; however, market and cost considerations resulted in the reversal of this decision and the $2,000 non-cash charge during the fourth quarter of 2001. In connection with the Offer, $412 of additional charges were incurred during 2001.

In October 2000, we presented the Offer to 156 of our U.S. and U.S. expatriate salaried employees who had accumulated a combination of years of service and age that added up to at least 80. We recorded a special charge in the fourth quarter of $13,400 ($127 non-cash) for the anticipated payments associated with 107 employees accepting the Offer. The remaining Offer liability accrued in 2000 was substantially paid during 2001. In 2000, we recorded severance and other charges of $4,277 ($30 non-cash) reflecting our commitment to plans primarily associated with our integration of Howe-Baker. The plans included reorganization costs, primarily severance related. Severance charges related to the involuntary termination of approximately 48 employees in the United States and 120 employees in non-U.S. operations. The $4,505 of other benefits-related charges included non-cash costs of $2,505 related to our Long-Term Incentive Plan resulting from change of control provisions triggered as a result of our acquisition of Howe-Baker. The remaining $2,000 non-cash charge was attributable to our anticipated wind-up of a defined benefit plan.

Facilities and Other--Facilities and other include charges related to the sale, closure, downsizing or relocation of operations. During 2002, we recorded facility and other costs of $378, which included $191 to relocate our welding lab facility from Houston, Texas to Plainfield, Illinois and $116 to move our Texas administrative facility offices to The Woodlands, Texas. Also during 2002, we recorded income of $360 in relation to adjustments associated with the sale of our XL Technology Systems, Inc. subsidiary. The remaining accrued expense balance is anticipated to be paid during 2003. During the fourth quarter of 2000 we recorded charges of $5,282, reflecting our commitment to downsize or lower costs at five facilities worldwide and other exit costs including non-cash asset write-downs of $4,021 and lease terminations of $188. The net carrying amount for these assets was $15,235 at December 31, 2000. Facility moving costs were expensed as incurred and totaled $423. During the second quarter of 2001, we completed the sale and leaseback of our Plainfield, Illinois administrative office, one of the three facilities anticipated to be sold at December 31, 2000. Two facilities remain unsold at December 31, 2002. The net carrying amount for these assets was $2,782 at December 31, 2002. We anticipate selling these assets in 2003 or 2004. The relocation from the two leased facilities was completed during 2001. We incurred charges of $1,219 (including a $171 non-cash reduction to asset write-downs and $38 for lease terminations) during 2001 related to the five facilities previously discussed and two additional relocations. Facility moving costs were expensed as incurred and totaled $920. In the fourth quarter of 2001, we recorded a non-cash charge of $1,600 for the anticipated sale of our XL Technology Systems, Inc. subsidiary to management employees, which was completed in the first quarter of 2002.

Integration--During 2002, we recorded integration costs of $526, which included $216 to integrate our safety program with the acquired PDM Divisions and $289 to integrate our engineering practices with those of the acquired PDM Divisions. These costs were expensed as incurred. In 2001, we recorded charges of $1,170 relative to these initiatives. No further integration costs relative to the PDM Divisions acquisition are anticipated to be incurred in 2003.

Tuban Project Valuation Allowance--In November 2000, we were carrying a net $28,200 long-term receivable on our balance sheet related to the Tuban (T.P.P.I.) Project, which is located in Indonesia, and had approximately $50,000 remaining in our backlog for the Tuban Project. We recognized a charge of $28,200 in the fourth quarter of 2000 as a full valuation allowance against this net long-term receivable and removed the $50,000 for the Tuban Project from our backlog as we determined that the realizability of this long-term receivable and backlog was no longer probable. This decision was based on our assessment of the status of the Tuban Project and the extended period of time that the Tuban Project had been suspended. While we continue to believe the Tuban Project could return to viability with improvement in the political situation, we further believe that it was appropriate to establish this valuation allowance to properly reflect the current status in our financial statements.

5.  DISCONTINUED OPERATIONS

During the second quarter of 2001, we decided to discontinue our high purity piping business, UltraPure Systems ("UPS"), due primarily to continuing weak market conditions in the microelectronics industry. The losses from discontinued operations for the year ended December 31, 2001 were $2,321 (net of tax benefit of $355) and for the year ended December 31, 2000 were $5,731 (net of tax benefit of $2,161). The loss on disposal of discontinued operations of $9,898 (net of tax benefit of $2,338) includes the write-down of equipment (net of proceeds), lease terminations, severance and other costs, and losses during the phase-out period. Revenues for these operations were $15,913 for the year ended December 31, 2001 and $22,417 for the year ended December 31, 2000. As a result of these operations being classified as discontinued, prior periods have been previously restated.

We sold our UPS Puerto Rican subsidiary to former management in July 2001 and sold the business assets and operations of UPS's North Carolina operations in August 2001. Our actions necessary to discontinue UPS were essentially complete at December 31, 2001.

6.  CONTRACTS IN PROGRESS

Contract terms generally provide for progress billings based on completion of certain phases of the work. The excess of revenues recognized for construction contracts over progress billings on contracts in progress is reported as a current asset and the excess of progress billings over revenues recognized on contracts in progress is reported as a current liability as follows:

                                                                                                  2002              2001
-----------------------------------------------------------------------------------------------------------------------------
CONTRACTS IN PROGRESS
-----------------------------------------------------------------------------------------------------------------------------
Revenues recognized on contracts in progress                                                 $    2,019,931    $    1,762,129
Billings on contracts in progress                                                                (2,066,077)       (1,789,886)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                             $      (46,146)   $      (27,757)
=============================================================================================================================
Shown on balance sheet as:
Contracts in progress with earned revenues exceeding related progress billings               $       76,211    $       71,549
Contracts in progress with progress billings exceeding related earned revenues                     (122,357)          (99,306)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                             $      (46,146)   $      (27,757)
=============================================================================================================================

7.  GOODWILL AND OTHER INTANGIBLES

GOODWILL

General--At December 31, 2002 and 2001, our goodwill balance was $157,903 and $138,444, respectively, attributable to the excess of the purchase price over the fair value of assets acquired relative to acquisitions within our North America segment.

Aggregate goodwill acquired during 2002 of $21,058 primarily relates to the purchase of TPA, final adjustments to the purchase price allocation for the PDM Divisions and Morse, and contingent earnout obligations associated with the Howe-Baker acquisition. Accumulated amortization of goodwill at December 31, 2001 was $6,749.

Impairment Testing--Under the provisions of SFAS No. 142, goodwill balances were required to be tested based upon a transitional impairment test in the first interim period in which this statement was initially applied. In connection with the adoption of this statement during the first quarter of 2002, we completed our goodwill impairment assessment and concluded that no transitional impairment charge was necessary. In addition to the transitional impairment test, SFAS No. 142 requires the performance of an annual goodwill impairment test in the year that this statement is initially applied in its entirety. We elected to perform our annual impairment test as of September 30, 2002 and determined that no impairment charge was necessary. Impairment testing was accomplished by comparing an estimate of discounted future cash flows to the net book value of each reporting unit. Multiples of each reporting unit's EBITDA were also utilized in our analysis as a comparative measure.

Pro Forma Information--The following table provides comparative results for the years ended December 31, 2002, 2001, and 2000 for the effects resulting from our adoption of SFAS No. 142:

                                                                      2002            2001            2000
                                                                  -------------   -------------   -------------
Net income                                                        $      50,149   $      19,703   $     (33,775)
Add back: Goodwill and other indefinite lived intangibles
 amortization (Net of taxes of $1,469 and $205)                               -           2,727             382
                                                                  -------------   -------------   -------------
Pro forma net income                                              $      50,149   $      22,430   $     (33,393)
                                                                  =============   =============   =============
Net income per share
 Basic:
     Net income                                                   $        1.16   $        0.46   $       (1.80)
     Goodwill and other indefinite lived intangibles
      amortization, net of taxes                                              -            0.06            0.02
                                                                  -------------   -------------   -------------
     Pro forma net income                                         $        1.16   $        0.52   $       (1.78)
                                                                  =============   =============   =============

 Diluted:
     Net income                                                            1.12   $        0.44   $       (1.80)
     Goodwill and other indefinite lived intangibles
      amortization, net of taxes                                              -            0.06            0.02
                                                                  -------------   -------------   -------------
     Pro forma net income                                         $        1.12   $        0.50   $       (1.78)
                                                                  =============   =============   =============

OTHER INTANGIBLE ASSETS

In accordance with SFAS No. 142, the following table provides information concerning our other intangible assets for the years ended December 31, 2002 and 2001:

                                                                               2002                          2001
                                                                  ---------------------------   -----------------------------
                                                                  Gross Carrying  Accumulated   Gross Carrying   Accumulated
                                                                      Amount      Amortization      Amount      Amortization
                                                                  --------------  ------------  --------------  -------------
Amortized intangible assets
  Technology (3 to 11 years)                                      $        6,221  $     (2,487) $        5,021  $      (1,188)
  Non-compete agreements (4 to 8 years)                                    4,810        (1,766)          4,810           (883)
  Strategic alliances, customer contracts, patents
   (3 to 11 years)                                                         2,775          (714)          2,775           (367)
                                                                  --------------  ------------  --------------  -------------
    Total                                                         $       13,806  $     (4,967) $       12,606  $      (2,438)
                                                                  ==============  ============  ==============  =============
Unamortized intangible assets
  Tradenames                                                      $       24,717                $       25,341
                                                                  ==============                ==============

The change in other intangibles compared with 2001 primarily relates to the purchase of TPA and final adjustments to the purchase price allocation for prior acquisitions. Intangible amortization for the years ended 2002, 2001 and 2000 were $2,529, $1,623 and $12 respectively. For the years ended 2003, 2004, 2005, 2006 and 2007, amortization of existing intangibles is anticipated to be $2,513, $1,830, $1,554, $687 and $687, respectively.

8.  SUPPLEMENTAL BALANCE SHEET DETAIL

                                                                2002           2001
---------------------------------------------------------------------------------------
COMPONENTS OF PROPERTY AND EQUIPMENT
Land and improvements                                       $     20,837   $     14,604
Buildings and improvements                                        40,421         34,362
Plant and field equipment                                        130,103        128,459
---------------------------------------------------------------------------------------
   Total property and equipment                                  191,361        177,425
Accumulated depreciation                                         (82,090)       (71,427)
---------------------------------------------------------------------------------------
   Net property and equipment                               $    109,271   $    105,998
=======================================================================================
COMPONENTS OF ACCRUED LIABILITIES
Payroll, vacation, bonuses and profit-sharing               $     25,225   $     22,422
Self-insurance/retention reserves                                  8,199          6,643
Interest payable                                                   3,169          3,507
Postretirement benefit obligations                                 4,237          2,711
Pension obligation                                                 1,880          1,817
Discontinued operations, net                                       1,367          1,450
Voluntary resignation offer                                        3,099          1,170
Contract cost and other accruals                                  27,479         29,600
---------------------------------------------------------------------------------------
   Accrued liabilities                                      $     74,655   $     69,320
=======================================================================================
COMPONENTS OF OTHER NON-CURRENT LIABILITIES
Postretirement benefit obligations                          $     27,902   $     29,443
Self-insurance/retention reserves                                 13,046         12,193
Pension obligation                                                 9,476         10,692
Other                                                             12,037         17,015
---------------------------------------------------------------------------------------
   Other non-current liabilities                            $     62,461   $     69,343
---------------------------------------------------------------------------------------

9.  DEBT

The following summarizes our outstanding debt at December 31:

                                                                                2002         2001
------------------------------------------------------------------------------------------------------
CURRENT:
     NOTES:
     Notes payable                                                           $       14   $        155
     6.0% Notes payable with accrued interest and principal
      due June 2002                                                                   -          5,700
     REVOLVING CREDIT FACILITIES:
     $50.0 million 364-day revolver expiring August 2003.  Interest at prime plus a margin or the British Bankers Association
      settlement rate plus a margin as described below                                -              -
------------------------------------------------------------------------------------------------------
     Notes payable and current maturity of long-term debt                    $       14   $      5,855
------------------------------------------------------------------------------------------------------
LONG-TERM:
     NOTES:
     7.34% Senior Notes maturing July 2007. Principal due in equal annual installments of $25 million from 2005 through 2007.
      Interest payable semi-annually                                         $   75,000   $     75,000
     REVOLVING CREDIT FACILITIES:
     $125.0 million four-year revolver expiring August 2006.  Interest at prime plus a margin or the British Bankers Association
      settlement rate plus a margin as described below                                -              -
------------------------------------------------------------------------------------------------------
     Long-term debt                                                              75,000         75,000
------------------------------------------------------------------------------------------------------

Notes payable consist primarily of short-term loans borrowed under commercial credit facilities. These borrowings had a weighted average interest rate of 2.5% and 1.3% at December 31, 2002 and 2001, respectively.

In August 2002, we entered into a new four-year $125,000 unsecured revolving credit facility and a new 364-day $50,000 unsecured revolving credit facility, both of which can be utilized for letters of credit and debt borrowings. These facilities replaced two revolving credit facilities with comparable terms and borrowing capacities. The new facilities provide for the annual extension of the termination date, subject to mutual agreement between us and the bank group. In addition to interest on debt borrowings, we are assessed quarterly commitment fees on the unutilized portion of the credit facilities as well as letter of credit fees on outstanding instruments. The interest, letter of credit fee and commitment fee percentages are based upon our quarterly leverage ratio. The facilities contain certain restrictive covenants including minimum levels of net worth, interest coverage, fixed charge and leverage ratios, among other restrictions. The facilities also place restrictions on us with regard to subsidiary indebtedness, sales of assets, liens, investments, type of business conducted, and mergers and acquisitions, among other restrictions. We were in compliance with all covenants at December 31, 2002.

In July 2001, we completed a $75,000 private placement of senior notes to a group of institutional investors. The notes contain a number of restrictive covenants, including minimum levels of net worth and debt and fixed charge ratios, among other restrictions. The notes also place restrictions on us with regard to investments, other debt, subsidiary indebtedness, sales of assets, liens, nature of business conducted and mergers, among other restrictions. We were in compliance with all covenants at December 31, 2002.

Capitalized interest was insignificant in 2002, 2001 and 2000.

10.  FINANCIAL INSTRUMENTS

Forward Contracts--At December 31, 2002 our forward contracts to hedge intercompany loans, which matured within eight days following the year end, are summarized as follows:

                                                                             WEIGHTED AVERAGE
       CURRENCY SOLD            CURRENCY PURCHASED       CONTRACT AMOUNT      CONTRACT RATE
---------------------------------------------------------------------------------------------
Euros                       U.S. Dollars                $           2,639                1.00
British Pounds              U.S. Dollars                              925                0.64
Canadian Dollars            U.S. Dollars                            1,232                1.57
U.S. Dollars                Australian Dollars                     12,182                1.79
---------------------------------------------------------------------------------------------

At December 31, 2002 our forward contracts to hedge certain operating exposures, which mature within the next seven months, included $2,585 and $269 to buy Euros and sell South African Rand, respectively. These contracts were not designated as "hedges" under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities."

The counterparties to our forward contracts are major financial institutions, which we continually evaluate as to their creditworthiness. We have never experienced, nor do we anticipate, nonperformance by any of our counterparties.

Fair Value--The carrying value of our cash and cash equivalents, accounts receivable, accounts payable, notes payable and forward contracts approximates their fair values because of the short-term nature of these instruments. At December 31, 2002 and 2001, the fair value of our long-term debt was $80,748 and $76,700 respectively based on current market rates for debt with similar credit risk and maturities.

11.  RETIREMENT BENEFITS

Defined Contribution Plans--We sponsor two contributory defined contribution plans for eligible employees which consist of a voluntary pre-tax salary deferral feature, a matching contribution, and a profit-sharing contribution in the form of cash or our common stock to be determined annually. For the years ended December 31, 2002, 2001 and 2000, we expensed $10,989, $9,464 and $7,897, respectively, for these plans.

In addition, we sponsor several other defined contribution plans that cover salaried and hourly employees for which we do not provide matching contributions. The cost of these plans to us was not significant in 2002, 2001 and 2000.

Defined Benefit Plans--We currently sponsor various defined benefit pension plans covering certain employees of our North American operations. Through the Howe-Baker acquisition in 2000, we assumed an unfunded non-qualified plan for a select group of former and current Howe-Baker employees. Additionally, in connection with the PDM Divisions acquisition in 2001, we assumed three funded qualified noncontributory plans. The following tables reflect combined information for our defined benefit plans:

                                                                         2002               2001               2000
--------------------------------------------------------------------------------------------------------------------------
COMPONENTS OF NET PERIODIC PENSION COST
Service cost                                                        $           180   $            163   $               -
Interest cost                                                                   973                968                 501
Expected return on plan assets                                               (1,354)            (1,449)             (1,108)
Amortization of prior service costs                                               8                  -                   -
Recognized net actuarial loss/(gain)                                            102                207                (115)
Settlement loss due to distribution of surplus to members                         -                  -                 521
--------------------------------------------------------------------------------------------------------------------------
Net periodic pension income                                         $           (91)  $           (111)  $            (201)
==========================================================================================================================

                                                                         2002               2001
------------------------------------------------------------------------------------------------------
CHANGE IN PENSION BENEFIT OBLIGATION
Benefit obligation at beginning of year                             $        14,547   $          9,549
Acquisition                                                                       -              4,921
Service cost                                                                    180                163
Interest cost                                                                   973                968
Actuarial loss                                                                1,110                758
Benefits paid                                                                (1,318)            (1,443)
Currency translation                                                             87               (369)
------------------------------------------------------------------------------------------------------
Benefit obligation at end of year                                   $        15,579   $         14,547
------------------------------------------------------------------------------------------------------

CHANGE IN PLAN ASSETS                                                    2002               2001
------------------------------------------------------------------------------------------------------
Fair value at beginning of year                                     $        17,429   $         14,134
Acquisition                                                                       -              5,508
Actual loss on plan assets                                                   (1,089)              (345)
Benefits paid                                                                (1,318)              (955)
Employer contribution                                                            43               (219)
Currency translation                                                            156               (694)
------------------------------------------------------------------------------------------------------
Fair value at end of year                                           $        15,221   $         17,429
------------------------------------------------------------------------------------------------------
Funded status                                                       $          (356)           $ 2,882
Unrecognized net prior service costs                                             94                100
Unrecognized net actuarial losses (gains)                                     4,870               (339)
Accrued settlement                                                                -              2,000
------------------------------------------------------------------------------------------------------
Net amount recognized                                               $         4,608   $          4,643
======================================================================================================
Amounts recognized in the balance sheet consist of:
Prepaid pension costs                                                       $ 7,274            $ 7,027
Accrued benefit liability                                                    (4,057)            (2,569)
Accumulated other comprehensive income, before taxes                          1,391                185
------------------------------------------------------------------------------------------------------
Net amount recognized                                               $         4,608   $          4,643
------------------------------------------------------------------------------------------------------

The defined benefit plans assets consist of cash, short-term fixed income funds and long-term investments, including equity and fixed-income securities. The significant assumptions used in determining our pension expense and the related pension obligations were:

                                                                       2002         2001          2000
----------------------------------------------------------------------------------------------------------
Discount rate                                                      5.75 - 6.75%  6.25 - 7.25%  7.00 - 7.50%
Rate of compensation increase                                                 *             *             *
Long-term rate of return on plan assets                              7.25-8.50%  7.50 - 9.00%         7.50%
----------------------------------------------------------------------------------------------------------

* The rate of compensation increase is not applicable as benefits under certain of our defined benefit plans are based upon years of service, while remaining defined benefit plans primarily cover retirees, whereby future compensation is not a factor.

The projected benefit obligations, accumulated benefit obligations and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $8,571, $8,478 and $4,747 for 2002, respectively, and $5,930, $5,803 and $3,335 for 2001, respectively.

In 2000, we anticipated the wind up of a Canadian subsidiary's plan and recognized a $2,000 special charge reflecting the estimated termination value of the pension assets. However, market and cost considerations resulted in the reversal of this decision and special charge in 2001.

We made contributions to certain union sponsored multi-employer pension plans of $4,689, $5,097 and $4,249 in 2002, 2001 and 2000, respectively. Benefits under these defined benefit plans are generally based on years of service and compensation levels. Under U.S. legislation regarding such pension plans, a company is required to continue funding its proportionate share of a plan's unfunded vested benefits in the event of withdrawal (as defined by the legislation) from a plan or plan termination. We participate in a number of these pension plans, and the potential obligation as a participant in these plans may be significant. The information required to determine the total amount of this contingent obligation, as well as the total amount of accumulated benefits and net assets of such plans, is not readily available.

Postretirement Health Care and Life Insurance Benefits--We provide certain health care and life insurance benefits for our retired employees through two health care and life insurance benefit programs. Retiree health care benefits are provided under an established formula, which limits costs based on prior years of service of retired employees. These plans may be changed or terminated by us at any time.

The following tables reflect information for our assumed and current employees:

COMPONENTS OF NET PERIODIC POSTRETIREMENT BENEFIT COST                     2002               2001                2000
--------------------------------------------------------------------------------------------------------------------------
Service cost                                                           $        999       $        778        $        214
Interest cost                                                                 1,453              1,234                 582
Unrecognized prior service cost                                                (101)              (101)               (108)
Recognized net actuarial gain                                                     1                (14)                (12)
--------------------------------------------------------------------------------------------------------------------------
Net periodic postretirement benefit cost                               $      2,352       $      1,897        $        676
==========================================================================================================================

CHANGE IN POSTRETIREMENT BENEFIT OBLIGATION                                2002               2001
------------------------------------------------------------------------------------------------------
Benefit obligation at beginning of year                                $     18,659       $     11,063
Service cost                                                                    999                778
Interest cost                                                                 1,453              1,234
Actuarial loss                                                                3,020                225
Effect of plan change                                                             -                104
Retiree contributions                                                           686                675
Benefits paid                                                                (2,107)            (1,532)
Acquisition                                                                     897              6,112
------------------------------------------------------------------------------------------------------
Benefit obligation at end of year                                      $     23,607       $     18,659
======================================================================================================

Funded status                                                               (23,607)           (18,659)
Unrecognized prior service cost                                                (776)              (878)
Unrecognized net actuarial loss /(gain)                                       2,962                (56)
-------------------------------------------------------------------------------------------------------
Accrued postretirement benefit obligation                              $    (21,421)      $    (19,593)
======================================================================================================

The significant assumptions used in determining the other postretirement benefit expense were a discount rate of 7.25% in 2002, 7.50% in 2001 and 7.75% in 2000 and health care cost trend rates projected at annual rates ranging from 10.5% in 2003 down to 5.0% in 2011. The acquisition amounts in 2002 reflect the addition of the TPA employees to our postretirement benefit programs. The assumption change in 2001 relates to the addition of life insurance benefits for certain personnel under a program assumed in connection with the Howe-Baker acquisition. The acquisition amounts in 2001 reflect the addition of the PDM Divisions employees to our postretirement benefit programs.

The medical plan for retirees, other than those covered by the Howe-Baker program, offers a defined dollar benefit; therefore, a one percentage point increase or decrease in the assumed rate of medical inflation would not affect the accumulated postretirement benefit obligation, service cost and interest cost. Under the Howe-Baker program, increasing/(decreasing) the assumed health care cost trends by one percentage point is estimated to increase/(decrease) the accumulated postretirement benefit obligation at December 31, 2002 by

$1,622 and ($1,376), and the total of the service interest cost components of net postretirement health care cost for the year then ended by $228 and ($186).

Obligations to Former Parent--In connection with the 1997 reorganization and initial public offering, we agreed to make fixed payments to our former parent to fund certain defined benefit and postretirement benefit obligations. The remaining obligations were $8,689 and $10,876 at December 31, 2002, for defined benefit and postretirement benefit obligations, respectively. As of December 31, 2001, the defined benefit and postretirement benefit obligations were $10,137 and $12,561, respectively. These obligations are payable with interest ratably through December 2008. Interest expense accruing at a contractual rate of 7.5% per year associated with the defined benefit obligations totaled $747, $855 and $963 for 2002, 2001 and 2000, respectively, and the postretirement benefit obligation, also accruing interest at 7.5%, totaled $925, $1,058 and $1,193 for 2002, 2001 and 2000, respectively.

12.  MINORITY INTEREST AND RELATED LONG-TERM RECEIVABLE

As part of our acquisition of Howe-Baker, we assumed $27,000 of minority interest related to Howe-Baker's acquisition of Schedule A, Ltd. ("Schedule A") on October 1, 1998. Effective on this date, Schedule A was admitted as a partner in Howe-Baker, LP ("HBLP"). Howe-Baker contributed $19,785 to HBLP and Schedule A contributed contracts in process and its net operating assets ($4,886) and intangible assets ($22,114). At closing, HBLP loaned to Schedule A $19,785 (carried as a long-term receivable on the balance sheet). Interest accrues at LIBOR plus a variable rate of interest of 1.9% through June 1, 2003, 2.9% through June 1, 2004, 3.9% through June 1, 2005, and 4.9% through the date of maturity of June 1, 2006. Interest is payable semiannually.

Beginning January 1, 2003, and ending May 1, 2006, Schedule A has the option to require HBLP to redeem, or Howe-Baker to purchase, all or part of Schedule A's partnership interest in HBLP. Any partnership interest not voluntarily redeemed or sold by Schedule A prior to May 1, 2006 will be mandatorily redeemed on that date. Schedule A has the right to exercise its option in whole, or the right may be exercised proportionately by Schedule A on behalf of a Schedule A partner. The consideration to be paid for Schedule A's partnership interest will be $19,785, plus an additional amount based on the profitability of Howe-Baker throughout the option period as calculated in accordance with the terms of the related option agreement. The additional undiscounted consideration was estimated to be $8,981 as of December 31, 2002 and $6,083 as of December 31, 2001, resulting in a total redemption price for the Schedule A partnership interest of approximately $28,766 as of December 31, 2002 and $25,868 as of December 31, 2001.

13.   COMMITMENTS AND CONTINGENCIES

Leases--Certain facilities and equipment, including project-related field equipment, are rented under operating leases that expire at various dates through 2021. Rent expense on operating leases totaled $17,617, $15,188, and $12,156 in 2002, 2001, and 2000, respectively.

In June 2001, we entered into a sale-leaseback arrangement of our Plainfield, Illinois office with net proceeds of $13,992. The difference between the book value and sale price resulted in a gain, which was deferred and is being amortized over the 20-year life of the lease.

Future minimum payments under non-cancelable operating leases having initial terms of one year or more are as follows:

                                                           AMOUNT
-------------------------------------------------------------------
2003                                                     $   13,027
2004                                                         10,542
2005                                                          6,275
2006                                                          4,844
2007                                                          2,857
Thereafter                                                   20,074
-------------------------------------------------------------------
                                                         $   57,619
-------------------------------------------------------------------

In the normal course of business, we enter into lease agreements with cancellation provisions as well as agreements with initial terms of less than one year. The costs related to these leases have been reflected in rent expense but have been appropriately excluded from the future minimum payments presented above. Amounts related to assets under capital lease were immaterial for the periods presented.

Antitrust Proceedings--On October 25, 2001, the U.S. Federal Trade Commission ("FTC") announced its decision to file an administrative complaint ("the Complaint") challenging our February 2001 acquisition of certain assets of the Engineered Construction Division of PDM. The Complaint alleges that the acquisition violated Federal antitrust laws by substantially lessening competition in certain field erected specialty industrial storage tank related work in the United States: LNG tanks, LPG tanks, LIN/LOX/LAR tanks, and thermal vacuum chambers. The FTC is seeking various remedies, including an order that would require us to divest sufficient assets and personnel to re-establish two distinct and separate viable and competing businesses engaged in the design, engineering, fabrication, construction, and sale of the relevant product lines.

We believe the Complaint is without merit. A hearing before an FTC administrative law judge was completed on January 16, 2003 and we are awaiting the decision of the FTC judge. We expect the impact of the FTC proceeding on our earnings will be minimal in 2003. While we are unable at this time to assess the ultimate outcome of the litigation or potential effect of any divestiture order or other remedy on our business, financial condition and results of operations, certain of the remedies currently proposed by the FTC, if implemented, could have a material adverse effect on the Company.

Environmental Matters--Our facilities have operated for many years and substances, which currently are or might be considered hazardous, were used and disposed of at some locations, which will or may require us to make expenditures for remediation. In addition, we have agreed to indemnify parties to whom we have sold facilities for certain environmental liabilities arising from acts occurring before the dates those facilities were transferred. We are aware of no manifestation by a potential claimant of awareness by such claimant of a possible claim or assessment with respect to such facilities. We do not consider it to be probable that a claim will be asserted with respect to such facilities which claim is reasonably possible to have an unfavorable outcome, which in each case would be material to us. We believe that any potential liability for these matters will not have a material adverse effect on our business, financial condition or results of operations.

We do not anticipate incurring material capital expenditures for environmental controls or for investigation or remediation of environmental conditions during the current or succeeding fiscal year. Nevertheless, we can give no assurance that we, or entities for which we may be responsible, will not incur liability in connection with the investigation and remediation of facilities we currently (or formerly) own or operate or other locations in a manner that could materially and adversely affect us.

Other--We are a defendant in a number of other lawsuits arising in the normal course of our business. We believe that an estimate of the possible loss or range of possible loss relating to such matters cannot be made. While it is impossible at this time to determine with certainty the ultimate outcome of these lawsuits and although no assurance can be given with respect thereto, based on information currently available to us and our belief as to the reasonable likelihood of the outcomes of such matters, our management believes that adequate provision has been made for probable losses with respect thereto. We believe that the ultimate outcome, after provisions therefore, will not have a material adverse effect, either individually or in the aggregate, on our business, financial condition or results of operations. The adequacy of reserves applicable to the potential costs of being engaged in litigation and potential liabilities resulting from litigation is reviewed as developments in the litigation warrant.

Letters of Credit/Bank Guarantees/Surety Bonds

Ordinary Course Commitments--In the ordinary course of business, we may obtain surety bonds and letters of credit, which we provide to our customers to secure advance payment, our performance under the contracts or in lieu of retention being withheld on our contracts. In the event of our non-performance under a contract and an advance being made by a bank pursuant to a draw on a letter of credit, the advance would become a borrowing under a credit facility and thus a direct obligation of the Company. Where a surety incurs such a loss, an indemnity agreement between the parties and the Company may require payment from our excess cash or a borrowing under our revolving credit facilities. When a contract is completed, the contingent obligation terminates and the bonds or letters of credit returned. At December 31, 2002, we had provided $486,455 of surety bonds and letters of credit to support our contracting activities in the ordinary course of business. This amount fluctuates based on the mix and level of contracting activity.

Insurance--We have elected to retain portions of losses, if any, through the use of deductibles and self-insured retentions for our exposures related to third-party liability and workers' compensation. Liabilities in excess of these amounts are the responsibilities of an insurance carrier. To the extent we are self-insured for these exposures, reserves (Note 8) have been provided based on management's best estimates with input from our legal and insurance advisors. Changes in assumptions, as well as changes in actual experience, could cause these estimates to change in the near term. Our management believes that the reasonably possible losses, if any, for these matters, to the extent not otherwise disclosed and net of recorded reserves, will not be material to our financial position or results of operations. At December 31, 2002, we had outstanding surety bonds and letters of credit of $22,268 relating to our insurance program.

14.  SHAREHOLDERS' EQUITY

Stock Split-- On January 22, 2003, we declared a two-for-one stock split effective in the form of a stock dividend payable February 10, 2003 to stockholders of record at the close of business on February 3, 2003. All share numbers and amounts have been adjusted for the stock split for all periods presented.

Stock Held in Trust--During 1999, we established a Trust to hold 1,411,120 unvested restricted stock units (valued at $9.00 per share) for two executive officers. The restricted stock units, which vested in March 2000, entitle the participants to receive one common share for each stock unit on the earlier of
(i) the first business day after April 1, 2004, (ii) the first business day after termination of employment, or (iii) a change of control. These shares are considered outstanding for basic and diluted EPS computations. The total value of the shares placed in the Trust was $12,735.

During 2001, 272,314 restricted stock units were distributed from the Trust in connection with the departure of a former executive.

From time to time, we grant restricted shares to key employees under our Long-Term Incentive Plan. The restricted shares are transferred to the trust and held until the vesting restrictions lapse, at which time the shares are released from the Trust and distributed to the employees.

Treasury Stock - Under Dutch law and our Articles of Association, we may hold no more than 10% of our issued share capital at any time. In order to allow implementation of proposed repurchases of our share capital authorized by the shareholders which might be in excess of 10% (and up to 30%), we must dispose of or cancel shares which have been repurchased. From time to time, we request authority from our shareholders at the Annual General Meeting of Shareholders to cancel up to 20% of the current issued share capital in multiple tranches, with no tranche to exceed 10%. We cancelled shares in 2001 and 2000.

Accumulated Other Comprehensive Income (Loss)--The components of accumulated other comprehensive income (loss) are as follows:

                                                          CURRENCY           UNREALIZED           MINIMUM       ACCUMULATED OTHER
                                                         TRANSLATION        LOSS ON DEBT     PENSION LIABILITY    COMPREHENSIVE
                                                         ADJUSTMENT          SECURITIES           ADJUSTMENT       INCOME (LOSS)
----------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 2000                            $         (7,242)   $              -   $               -   $          (7,242)
Change in 2000 (net of tax of $1,416)                           (2,630)                  -                   -              (2,630)
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000                                    (9,872)                  -                   -              (9,872)
Change in 2001 (net of tax of $1,402, $254 and $65)             (2,603)               (473)               (120)             (3,196)
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2001                                   (12,475)               (473)               (120)            (13,068)
Change in 2002 (net of tax of $1,507, $56 and $487)             (2,798)               (105)               (904)             (3,807)
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2002                          $        (15,273)   $           (578)  $          (1,024)  $         (16,875)
==================================================================================================================================

The unrealized loss on debt securities resulted from a mark-to-market loss on a cash flow hedge for the private placement debt issuance (Note 9). The minimum pension liability adjustment relates to the acquired PDM Divisions pension plan liabilities (Note 11).

15. STOCK PLANS

Employee Stock Purchase Plan--During 2001, the shareholders adopted an employee stock purchase plan under which sale of 1,000,000 shares of our common stock has been authorized. Employees may purchase shares at a discount on a quarterly basis through regular payroll deductions of up to 8% of their compensation. The shares are purchased at 85% of the closing price per share on the first trading day following the end of the calendar quarter. As of December 31, 2002, 794,860 shares remain available for purchase.

Long-Term Incentive Plans--Under our 1997 and 1999 Long-Term Incentive Plans, as amended (the "Incentive Plans"), we can issue shares in the form of stock options, performance shares or restricted shares. Of the 8,363,510 shares authorized for grant under the Incentive Plans, 2,264,446 shares remain available for grant at December 31, 2002.

Stock Options--Stock options are generally granted at the fair market value on the date of grant and expire after 10 years. Options granted to executive officers and other key employees typically vest over a three to four year period, while options granted to Supervisory Directors vest over a one-year period. The following table summarizes the changes in stock options for the years ended December 31, 2002, 2001 and 2000:

                                                                                                WEIGHTED AVERAGE
                                  STOCK OPTIONS          EXERCISE PRICE PER SHARE       EXERCISE PRICE PER SHARE
----------------------------------------------------------------------------------------------------------------
Outstanding at January 1, 2000        1,711,362    $    4.60     -     $       9.00                 $       7.92
Granted                               2,388,498    $    7.35     -     $       8.35                 $       8.22
Forfeited                               (55,332)   $    6.57     -     $       9.00                 $       8.21
Exercised                                (4,750)                       $       6.57                 $       6.57
----------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 2000      4,039,778    $    4.60     -     $       9.00                 $       8.12
Granted                                 293,580    $   10.50     -     $      17.05                 $      12.63
Forfeited                               (38,960)                       $       8.35                 $       8.35
Exercised                              (365,078)   $    4.60     -     $       9.00                 $       8.17
----------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 2001      3,929,320    $    4.60     -     $      17.05                 $       8.45
Granted                                 944,672    $   12.50     -     $      16.07                 $      14.05
Forfeited                               (18,866)   $    6.75     -     $      16.93                 $      11.67
Exercised                              (215,788)   $    6.57           $       9.00                 $       8.25
----------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 2002      4,639,338    $    4.60           $      17.05                 $       9.59
================================================================================================================

The weighted average fair value of options granted during 2002, 2001 and 2000 was $12.40, $13.16 and $8.36, respectively. The number of outstanding fixed stock options exercisable at December 31, 2001 and 2000 was 939,820 and 658,486, respectively. These options had a weighted average exercise price of $7.84 and $7.82 at December 31, 2001 and 2000, respectively.

During 2000, the vesting of 331,276 outstanding options was accelerated due to either change of control provisions triggered by the Howe-Baker acquisition or the voluntary resignation offer as fully described in Note 4.

The following summarizes information about stock options outstanding at December 31, 2002:

                                           Options Outstanding                              Options Exercisable
                          ------------------------------------------------------   ------------------------------------
                                            Weighted Average
Range of                        Number         Remaining       Weighted Average           Number       Weighted Average
Exercise Prices              Outstanding    Contractual Life    Exercise Price         Exercisable      Exercise Price
-----------------------------------------------------------------------------------------------------------------------
$4.60 - $6.75                    543,650                 6.0   $            6.53           469,534     $           6.52
$7.34 - $11.00                 3,004,480                 7.0                8.52         1,715,434                 8.47
$11.43 - $17.05                1,091,208                 9.1               14.04            62,578                14.53
-----------------------------------------------------------------------------------------------------------------------
                               4,639,338                 7.4   $            9.59         2,247,546     $           8.23
=======================================================================================================================

Restricted Shares--Restricted shares generally vest over four years. Total compensation expense of $756, $1,125 and $2,969 was recognized in 2002, 2001 and 2000, respectively. Certain performance shares, which were targeted to vest over three years, subject to achievement of specific Company goals, were converted to time-vested restricted shares during 2000. The following table shows the changes in restricted shares:

                                                         2002          2001         2000
--------------------------------------------------------------------------------------------
Shares subject to restriction at beginning of year        476,814      600,336       371,946
Restricted share grants                                    43,840      110,366       150,410
Restricted share distributions                           (193,796)    (232,128)     (108,884)
Restricted share forfeitures                                 (840)      (1,760)      (12,600)
Performance shares converted to restricted shares               -            -       199,464
--------------------------------------------------------------------------------------------
Shares subject to restriction at end of year              326,018      476,814       600,336
============================================================================================

16. INCOME TAXES

                                                                                                  2002         2001       2000
---------------------------------------------------------------------------------------------------------------------------------
SOURCES OF INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTEREST
---------------------------------------------------------------------------------------------------------------------------------
U.S.                                                                                              32,896       3,277     (23,874)
Non-U.S.                                                                                          39,298      44,628      (7,688)
---------------------------------------------------------------------------------------------------------------------------------
            Total                                                                                 72,194      47,905     (31,562)
=================================================================================================================================

INCOME TAX (EXPENSE) BENEFIT
---------------------------------------------------------------------------------------------------------------------------------
Current Income Taxes
            U.S.                                                                                    (736)          0           0
            Non-U.S.                                                                              (6,512)     (7,438)     (4,046)
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                  (7,248)     (7,438)     (4,046)
---------------------------------------------------------------------------------------------------------------------------------
Deferred Income Taxes
            U.S.                                                                                 (11,614)     (2,392)      7,285
            Non-U.S.                                                                              (1,371)     (3,650)      1,620
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                 (12,985)     (6,042)      8,905
---------------------------------------------------------------------------------------------------------------------------------
            Total Income Tax (Expense) Benefit                                                   (20,233)    (13,480)      4,859
=================================================================================================================================

RECONCILIATION OF INCOME TAXES AT THE STATUTORY RATE AND INCOME TAX (EXPENSE) BENEFIT
---------------------------------------------------------------------------------------------------------------------------------
Tax (Expense) Benefit at Statutory Rate                                                          (25,268)    (16,767)     11,047
State Income Taxes                                                                                  (479)       (478)          0
Non-U.S. Statutory Tax Rate Differential                                                           7,782       4,541      (5,408)
Other, net                                                                                        (2,268)       (776)       (780)
---------------------------------------------------------------------------------------------------------------------------------
Income Tax (Expense) Benefit                                                                     (20,233)    (13,480)      4,859
=================================================================================================================================
Effective Tax Rate                                                                                  28.0%       28.1%      (15.0%)

Our statutory rate was The Netherlands' rate of 35% in 2002, 2001 and 2000.

The principal temporary differences included in deferred income taxes reported on the December 31, 2002 and 2001 balance sheets were:

                                                           2002         2001
------------------------------------------------------------------------------
CURRENT DEFERRED TAXES
------------------------------------------------------------------------------
Tax Benefit of U.S. Operating Losses and Credits            3,585        7,000
Contracts                                                   7,487        5,561
Employee Benefits                                           1,541        4,937
Voluntary Resignation Offer                                   918          744
Insurance                                                      83           83
Other                                                       3,491        2,201
------------------------------------------------------------------------------
                                                           17,105       20,526
------------------------------------------------------------------------------

NON-CURRENT DEFERRED TAXES
------------------------------------------------------------------------------
Employee Benefits                                           6,485       11,629
Non-U.S. Activity                                          10,106        8,378
Insurance                                                   7,167        3,904
Other                                                      (4,895)       7,229
------------------------------------------------------------------------------
                                                           18,863       31,140
Depreciation                                              (10,586)      (9,665)
------------------------------------------------------------------------------
Net Deferred Tax Assets                                    25,382       42,001
==============================================================================

As of December 31, 2002, we had U.S. net operating loss carryforwards ("NOL's") of approximately $20,285, $18,300 of which are subject to limitation under Internal Revenue Code Section 382. The U.S. NOL's will expire from 2012 to 2021. We did not record any Netherlands deferred income taxes on indefinitely reinvested undistributed earnings of our subsidiaries and affiliates at December 31, 2002. If any such undistributed earnings were distributed, the Netherlands participation exemption should become available under current law to significantly reduce or eliminate any resulting Netherlands income tax liability.

17. SEGMENT INFORMATION

We manage our operations by four geographic segments: North America; Europe, Africa, Middle East; Asia Pacific; and Central and South America. Each geographic segment offers similar services.

The Chief Executive Officer evaluates the performance of these four segments based on revenues and income from operations excluding special charges. Each segment's performance reflects the allocation of corporate costs, which were based primarily on revenues. No customer accounted for more than 10% of revenues. Intersegment revenues are not material.

The following table presents revenues by geographic segment:

                                     2002           2001           2000
--------------------------------------------------------------------------
REVENUES
--------------------------------------------------------------------------
North America                     $   801,624    $   726,629     $ 304,520
Europe, Africa, Middle East           132,853        124,226       176,542
Asia Pacific                           95,935         39,917        55,482
Central and South America             118,066        191,052        75,147
--------------------------------------------------------------------------
  Total revenues                  $ 1,148,478    $ 1,081,824     $ 611,691
==========================================================================

The following table indicates revenues for individual countries in excess of 10% of consolidated revenues during any of the three years ended December 31, 2002, based on where we performed the work:

                         2002                 2001                 2000
----------------------------------------------------------------------------
United States       $      750,935       $      665,217       $      242,024

The following tables present income from operations, assets and capital expenditures by geographic segment:

                                                                    2002          2001         2000
------------------------------------------------------------------------------------------------------
INCOME (LOSS) FROM OPERATIONS, EXCLUDING SPECIAL CHARGES
------------------------------------------------------------------------------------------------------
North America                                                   $    52,100   $    42,161   $   15,398
Europe, Africa, Middle East                                           3,603         1,402        5,468
Asia Pacific                                                          2,270          (203)       3,298
Central and South America                                            23,712        20,769        4,695
------------------------------------------------------------------------------------------------------
    Total income from operations, excluding special charges     $    81,685   $    64,129   $   28,859
======================================================================================================

                                                                    2002          2001         2000
------------------------------------------------------------------------------------------------------
Special Charges (Note 4)                                        $     3,972   $     9,686   $   55,664
------------------------------------------------------------------------------------------------------

                                                                    2002          2001         2000
------------------------------------------------------------------------------------------------------
INCOME (LOSS) FROM OPERATIONS
------------------------------------------------------------------------------------------------------
North America                                                   $    49,413   $    36,272   $   (6,238)
Europe, Africa, Middle East                                           3,032          (274)       2,169
Asia Pacific                                                          1,950          (538)     (26,155)
Central and South America                                            23,318        18,983        3,419
------------------------------------------------------------------------------------------------------
    Total income (loss) from operations                         $    77,713   $    54,443   $  (26,805)
======================================================================================================

                                                                    2002          2001         2000
------------------------------------------------------------------------------------------------------
ASSETS
------------------------------------------------------------------------------------------------------
North America                                                   $   581,046   $   501,538   $  389,958
Europe, Africa, Middle East                                          85,474        59,228       81,182
Asia Pacific                                                         31,246        25,786       23,605
Central and South America                                            42,670        61,713       43,670
------------------------------------------------------------------------------------------------------
    Total assets                                                $    740,436  $   648,265   $  538,415
======================================================================================================

Our revenues earned and assets attributable to operations in The Netherlands were not significant in any of the three years ended December 31, 2002. Our long-lived assets are considered to be net property and equipment. Approximately 74% of these assets were located in the United States for the year ended December 31, 2002, while the other 26% were strategically located throughout the world.

                                                                 2002          2001           2000
------------------------------------------------------------------------------------------------------
CAPITAL EXPENDITURES
------------------------------------------------------------------------------------------------------
North America                                                   $    20,123   $     7,448   $    4,981
Europe, Africa, Middle East                                           2,718           779          736
Asia Pacific                                                          1,037            56          343
Central and South America                                                49           634          293
------------------------------------------------------------------------------------------------------
    Total capital expenditures                                  $    23,927   $     8,917   $    6,353
======================================================================================================

Although we manage our operations by the four geographic segments, revenues by project type are shown below:

                                                                    2002          2001         2000
------------------------------------------------------------------------------------------------------
REVENUES
------------------------------------------------------------------------------------------------------
Process Plants                                                  $   318,832   $   209,434   $        -
Flat Bottom Tanks                                                   286,345       313,879      234,049
Elevated Tanks                                                      149,404       145,143       61,998
Specialty and Other Structures                                      127,801        71,995       54,150
Low Temperature/Cryogenic Tanks and Systems                          90,687       135,392       90,481
Repairs and Modifications                                            77,516        84,468       79,045
Pressure Vessels                                                     61,776        51,397       45,951
Turnarounds                                                          36,117        70,116       46,017
------------------------------------------------------------------------------------------------------
    Total revenues                                              $ 1,148,478   $ 1,081,824   $  611,691
======================================================================================================

18. QUARTERLY OPERATING RESULTS AND COMMON STOCK DIVIDENDS (UNAUDITED)

Quarterly Operating Results--The following table sets forth our selected unaudited consolidated income statement information on a quarterly basis for the two years ended December 31, 2002:


QUARTER ENDED 2002                           March 31        June 30         Sept. 30        Dec. 31
-------------------------------------------------------------------------------------------------------
Revenues                                   $    259,272   $     284,686   $     275,831   $     328,689

Gross profit                                     35,090          38,138          38,267          44,056

Net income                                       10,258          12,394          13,174          14,323

Net income per share - basic                       0.24            0.29            0.30            0.32

Net income per share - diluted                     0.24            0.28            0.29            0.31

Common dividends per share                         0.03            0.03            0.03            0.03

QUARTER ENDED 2001                           March 31        June 30         Sept. 30        Dec. 31
-------------------------------------------------------------------------------------------------------
Revenues                                   $    235,368   $     263,857   $     277,774   $     304,825
Gross profit                                     28,295          32,657          34,015          41,809
Income from continuing operations                 5,405           7,206           8,020          11,291
Loss from discontinued operations                (1,939)        (10,280)              -               -
-------------------------------------------------------------------------------------------------------
Net income (loss)                          $      3,466   $      (3,074)  $       8,020   $      11,291
-------------------------------------------------------------------------------------------------------

Net income per share--basic
Income from continuing operations          $       0.13   $        0.15   $        0.19   $        0.27
Loss from discontinued operations                 (0.05)          (0.22)              -               -
-------------------------------------------------------------------------------------------------------
Net income (loss) per share                $       0.08   $       (0.07)  $        0.19   $        0.27
-------------------------------------------------------------------------------------------------------

Net income per share--diluted
Income from continuing operations          $       0.13   $        0.15   $        0.18   $        0.26
Loss from discontinued operations                 (0.05)          (0.21)              -               -
-------------------------------------------------------------------------------------------------------
Net income (loss) per share                $       0.08   $       (0.06)  $        0.18   $        0.26
-------------------------------------------------------------------------------------------------------

Common dividends per share                 $       0.03   $        0.03   $        0.03   $        0.03
-------------------------------------------------------------------------------------------------------

Shareholder Information--Our Common Stock is traded on the New York Stock Exchange. We delisted from the Euronext Amsterdam Exchange during 2001, as minimal shares were traded there. As of February 2003, we had approximately 4,400 shareholders. The following table presents the range of Common Stock prices on the New York Stock Exchange for the years ended December 31, 2002 and 2001:

RANGE OF COMMON STOCK PRICES

QUARTER ENDED 2002          March 31    June 30      Sept. 30       Dec. 31
----------------------------------------------------------------------------
High                        $  14.92   $   16.50   $     15.00   $     15.12
Low                            12.20       12.93         11.57         11.58
Close                          14.86       14.10         12.00         15.10
----------------------------------------------------------------------------

QUARTER ENDED 2001          March 31    June 30      Sept. 30       Dec. 31
----------------------------------------------------------------------------
High                        $  13.68   $   19.30   $     17.41   $     13.35
Low                             8.38       11.85          9.53          9.80
Close                          11.88       16.93          9.98         13.35
----------------------------------------------------------------------------