Form 10-K, Exhibit 13
period 2003-12-31
CHICAGO BRIDGE & IRON CO N V
filed 2004-03-15
CIK 1027884

                                                                      Exhibit 13

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

We derived the following summary financial and operating data for the five years ended December 31, 1999 through 2003 from our audited consolidated financial statements. You should read this information together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements, including the related notes, appearing elsewhere in this Annual Report.

(In thousands, except per share and employee data)

           YEARS ENDED DECEMBER 31,                     2003           2002            2001             2000           1999
------------------------------------------------    -----------    ------------     ------------     ----------     -----------
INCOME STATEMENT DATA
Revenues                                            $ 1,612,277    $  1,148,478     $  1,081,824     $  611,691     $   674,386
Cost of revenues                                      1,415,715         992,927          945,048        542,721         596,695
                                                    -----------    ------------     ------------     ----------     -----------
  Gross profit                                          196,562         155,551          136,776         68,970          77,691
Selling and administrative expenses                      93,506          73,155           67,519         41,913          48,997
Intangibles amortization                                  2,548           2,529            5,819            599             514
Other operating income, net (1)                          (2,833)         (1,818)            (691)        (2,401)         (2,788)
Exit costs / Special charges (2)                              -           3,972            9,686         55,664               -
                                                    -----------    ------------     ------------     ----------     -----------
  Income (loss) from operations                         103,341          77,713           54,443        (26,805)         30,968
Interest expense                                         (6,579)         (7,114)          (8,392)        (5,187)         (2,980)
Interest income                                           1,300           1,595            1,854            430             766
                                                    -----------    ------------     ------------     ----------     -----------
  Income (loss) before taxes and minority interest       98,062          72,194           47,905        (31,562)         28,754
Income tax (expense) benefit                            (29,713)        (20,233)         (13,480)         4,859          (8,061)
                                                    -----------    ------------     ------------     ----------     -----------
  Income (loss) before minority interest                 68,349          51,961           34,425        (26,703)         20,693
Minority interest in income                              (2,395)         (1,812)          (2,503)        (1,341)         (1,171)
                                                    -----------    ------------     ------------     ----------     -----------
  Income (loss) from continuing operations               65,954          50,149           31,922        (28,044)         19,522
                                                    -----------    ------------     ------------     ----------     -----------
Discontinued operations: (3)
  Loss from discontinued operations, net of taxes             -               -           (2,321)        (5,731)         (1,138)
  Loss on disposal of discontinued operations,
net of taxes                                                  -               -           (9,898)             -               -
                                                    -----------    ------------     ------------     ----------     -----------
Net income (loss) (6)                               $    65,954    $     50,149     $     19,703     $  (33,775)    $    18,384
                                                    ===========    ============     ============     ==========     ===========
PER SHARE DATA  (2) (5) (6)
Net income (loss)--basic
Income (loss) from continuing operations            $      1.46    $       1.16     $       0.74     $    (1.49)    $      0.89
Loss from discontinued operations                             -               -            (0.28)         (0.31)          (0.05)
                                                    -----------    ------------     ------------     ----------     -----------
Net income (loss)                                   $      1.46    $       1.16     $       0.46     $    (1.80)    $      0.84
                                                    -----------    ------------     ------------     ----------     -----------
Net income (loss)--diluted
  Income (loss) from continuing operations          $      1.39    $       1.12     $       0.71     $    (1.49)    $      0.87
  Loss from discontinued operations                           -               -            (0.27)         (0.31)          (0.05)
                                                    -----------    ------------     ------------     ----------     -----------
  Net income (loss)                                 $      1.39    $       1.12     $       0.44     $    (1.80)    $      0.82
                                                    -----------    ------------     ------------     ----------     -----------
Dividends                                           $      0.16    $       0.12     $       0.12     $     0.12     $      0.12
                                                    -----------    ------------     ------------     ----------     -----------
BALANCE SHEET DATA
Goodwill                                            $   219,033    $    157,903     $    138,444     $  132,426     $    18,010
Total assets                                        $   929,486    $    740,436     $    648,265     $  538,415     $   336,773
Long-term debt                                      $    75,000    $     75,000     $     75,000     $  101,800     $    25,000
Total shareholders' equity                          $   389,164    $    282,147     $    212,223     $  155,747     $   104,410
                                                    -----------    ------------     ------------     ----------     -----------
CASH FLOW DATA
Cash flows from operating activities                $    90,366    $     72,030     $    105,796     $    4,085     $    22,461
Cash flows from investing activities                $  (102,030)   $    (36,957)    $    (35,775)    $  (65,567)    $    (8,911)
Cash flows from financing activities                $    22,046    $     16,985     $    (27,034)    $   50,618     $      (779)
                                                    -----------    ------------     ------------     ----------     -----------
OTHER FINANCIAL DATA
Gross profit percentage                                    12.2%           13.5%            12.6%          11.3%           11.5%
Depreciation and amortization                       $    21,431    $     19,661     $     25,105     $   16,838     $    17,698
Capital expenditures                                $    31,286    $     23,927     $      8,917     $    6,353     $    13,379
                                                    -----------    ------------     ------------     ----------     -----------
OTHER DATA
Number of employees:
  Salaried                                                2,895           2,152            2,054          1,676           1,371
  Hourly and craft                                        7,337           4,770            5,204          3,618           4,257
New business taken (4)                              $ 1,708,210    $  1,641,128     $  1,160,374     $  680,776     $   712,973
Backlog (4)                                         $ 1,590,381    $  1,310,987     $    835,255     $  597,350     $   507,472

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

(4) New business taken represents the value of new project commitments received by us during a given period. These commitments are included in backlog until work is performed and revenue is recognized or until cancellation. Backlog may also fluctuate with currency movements.

(5) On January 22, 2003, we declared a two-for-one stock split effective in the form of a stock dividend paid February 10, 2003 to stockholders of record at the close of business on February 3, 2003. All share numbers and amounts have been adjusted for the stock split for all periods presented.

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

We are a global specialty engineering, procurement and construction ("EPC") company serving customers in several primary end markets, including hydrocarbon refining, natural gas, water and the energy sector in general. We have been helping our customers store and process the earth's natural resources for more than 100 years by supplying a comprehensive range of engineered steel structures and systems. We offer a complete package of design, engineering, fabrication, procurement, construction and maintenance services. Our projects include hydrocarbon processing plants, liquefied natural gas ("LNG") terminals and peak shaving plants, offshore structures, pipelines, bulk liquid terminals, water storage and treatment facilities, and other steel structures and their associated systems. We have been continuously engaged in the engineering and construction industry since our founding in 1889.

RESULTS OF OPERATIONS
Our new business taken, revenues and income from operations in the following geographic segments are as follows:

(In thousands)

    YEARS ENDED DECEMBER 31,                            2003              2002             2001
----------------------------------                 -------------     -------------     -------------
NEW BUSINESS TAKEN (1)
North America                                      $   1,105,369     $   1,014,375     $     818,459
Europe, Africa, Middle East                              380,493           375,897            87,724
Asia Pacific                                             147,238           139,907           105,788
Central and South America                                 75,110           110,949           148,403
                                                   =============     =============     =============
      Total new business taken                     $   1,708,210     $   1,641,128     $   1,160,374
                                                   =============     =============     =============
REVENUES
North America                                      $     970,851     $     801,624     $     726,629
Europe, Africa, Middle East                              329,947           132,853           124,226
Asia Pacific                                             218,201            95,935            39,917
Central and South America                                 93,278           118,066           191,052
                                                   =============     =============     =============
      Total revenues                               $   1,612,277     $   1,148,478     $   1,081,824
                                                   =============     =============     =============
INCOME (LOSS) FROM OPERATIONS
North America                                      $      67,762     $      49,413     $      36,272
Europe, Africa, Middle East                               17,384             3,032              (274)
Asia Pacific                                               6,000             1,950              (538)
Central and South America                                 12,195            23,318            18,983
                                                   =============     =============     =============
      Total income from operations                 $     103,341     $      77,713     $      54,443
                                                   =============     =============     =============

(1) New business taken represents the value of new project commitments received by us during a given period. These commitments are included in backlog until work is performed and revenue is recognized or until cancellation.

2003 VERSUS 2002

NEW BUSINESS TAKEN/BACKLOG -- New business taken during 2003 was $1.7 billion, compared with $1.6 billion in 2002. Approximately 65% of the new business taken during 2003 was for contracts awarded in North America. During 2003, new business taken increased 9% in the North America segment due primarily to increased awards of EPC contracts for the hydrocarbon industries. Significant awards in the United States included two LNG expansion projects, one in excess of $90 million and another in excess of $80 million, and a $65 million hydrotreater project. New business taken for the Europe, Africa, Middle East ("EAME") segment approximated 2002, with significant awards including a $95 million LNG terminal project in Russia, a $50 million tankage project in Oman and a $50 million liquefied petroleum gas ("LPG") storage project in Qatar. New business taken in our Asia Pacific ("AP") segment increased 5%, with significant awards including a refrigerated storage project in Australia and a butane storage facility in China. New business taken in the Central and South America ("CSA") segment decreased 32% during 2003 as a result of continued negative political and economic conditions in certain Latin American markets, principally Venezuela. We anticipate new business in 2004 to range between $1.8 and $1.9 billion due to our established position and global presence in the markets we serve. Our strength in growing markets, such as LNG and clean fuels, together with the increased demand for lump sum, turnkey contracting, continues to differentiate us from our competitors. Synergistic benefits from recent acquisitions are also expected to favorably impact 2004.

Backlog increased $279.4 million or 21% to $1.6 billion at December 31, 2003.

REVENUES -- Revenues in 2003 of $1.6 billion rose 40% compared with 2002. The growth over 2002 was primarily attributable to the strong backlog going into 2003, as projects moved into the field construction phase. Our revenues fluctuate based on the changing project mix and are dependent on the amount and timing of new awards, and on other matters such as project schedules. During 2003, revenues increased 21% in the North America segment, 148% in the EAME segment, 127% in the AP segment, but declined 21% in the CSA segment. The increase in the North America segment related primarily to higher volumes of process-related work as backlog carried over from 2002 was put in place and strong new business continued in 2003. Revenue growth in the EAME segment resulted from large projects under way in Saudi Arabia and Nigeria and the inclusion of post-acquisition revenues from the John Brown Hydrocarbons Limited ("John Brown") acquisition made on May 30, 2003. The increase in the AP segment related to large projects under way in China and Australia, while CSA's decrease was a result of lower new awards in certain Latin American markets. We anticipate that total revenues for 2004 will be between $1.7 and $1.8 billion. Based upon the current backlog, we expect the majority of the 2004 revenue growth to come in the North America and EAME segments.

GROSS PROFIT -- Gross profit in 2003 was $196.6 million, or 12.2% of revenues, compared with $155.6 million or 13.5% of revenues, in 2002. Gross profit as a percentage of revenues fell as a result of timing and mix of projects being executed. Based on the current mix of projects in backlog, 2004 gross profit as a percentage of revenues is anticipated to be in line with 2003 levels.

SELLING AND ADMINISTRATIVE EXPENSES -- Selling and administrative expenses were $93.5 million, or 5.8% of revenues, in 2003, compared with $73.2 million, or 6.4% of revenues, in 2002. The absolute dollar increase compared with 2002 related primarily to higher incentive compensation program costs, higher insurance costs and the impact of acquired operations.

EXIT COSTS/SPECIAL CHARGES -- There were no exit costs/special charges incurred during 2003 compared with $4.0 million in 2002. During 2002 we recorded special charges of $3.4 million related to the relocation of our Plainfield, Illinois office personnel to The Woodlands, Texas. Additionally, we also recorded $0.4 million relating to the closure and relocation of facilities and $0.5 million for integration activities associated with the acquisition of the Engineered Construction and Water Divisions ("PDM Divisions") of Pitt-Des Moines, Inc. ("PDM"). During 2002 we also recorded income of $0.4 million in relation to adjustments associated with the sale of our XL Technology Systems, Inc. subsidiary. Moving, replacement personnel and integration costs have been expensed as incurred. For a further discussion of the special charges, see Note 4 to our Consolidated Financial Statements.

INCOME FROM OPERATIONS -- Income from operations in 2003 was $103.3 million, representing a $25.6 million increase compared with 2002. The North America, EAME and AP segments benefited from higher revenues and continued cost control of overhead and administrative expenses. Operating income declined in the CSA segment due to lower revenues and the recognition in 2002 of cost savings on several major contracts nearing completion.

INTEREST EXPENSE AND INTEREST INCOME -- Interest expense decreased $0.5 million from the prior year to $6.6 million for 2003, due to lower average debt levels in 2003. Interest income decreased $0.3 million from 2002 to $1.3 million in 2003.

INCOME TAX EXPENSE -- Income tax expense was $29.7 million and $20.2 million in 2003 and 2002, respectively. The effective tax rates for 2003 and 2002 were 30.3% and 28.0%, respectively. The rate increased in 2003 as a larger portion of earnings were generated in North America. As of December 31, 2003, we had U.S. net operating loss carryforwards ("NOLs") of approximately $17.6 million, of which $13.4 million is subject to limitation under Internal Revenue Code Section
382. The U.S. NOLs will expire from 2019 to 2021.

2002 VERSUS 2001

NEW BUSINESS TAKEN/BACKLOG -- New business taken during 2002 was $1.6 billion compared with $1.2 billion in 2001. Over 60% of the new business taken during 2002 was for contracts awarded in North America. During 2002, new business taken increased 24% in the North America segment due primarily to increased awards of EPC contracts for the hydrocarbon processing industries. Significant awards included a $109 million contract to design and build a continuous catalytic regeneration Platformer(TM) in New Jersey and two other projects in the United States, each in excess of $50 million, one for a hydrogen plant and gasoline desulfurization unit, and another for a hydrotreater. New business taken in our EAME segment increased 328% during 2002 and included significant awards of a $105 million gas/oil separation plant in Saudi Arabia and an $89 million LNG expansion project in Nigeria. New business taken in our AP segment increased 32% compared with 2001 and included the award of a hydrotreater project in Australia and a refrigerated petrochemical storage facility in China. New business taken in the CSA segment decreased 25% during 2002 as a result of negative political and economic conditions in certain Latin American markets, principally Venezuela. The majority of 2002 new awards were for projects in the Caribbean region.

Backlog increased $475.7 million or 57%, to $1.3 billion at December 31, 2002.

REVENUES -- Revenues in 2002 of $1.1 billion rose 6% compared with 2001. During 2002, revenues increased 10% in the North America segment, 7% in the EAME segment, 140% in the AP segment, but declined 38% in the CSA segment. The increase in North America compared with 2001 was due primarily to higher levels of EPC projects for the hydrocarbon processing industries. These process-related revenues rose 52%, as backlog carried over from 2001 was put in place and strong new business continued in 2002. Revenue growth in the AP segment resulted from large projects beginning in Australia, while CSA's decrease resulted from several large projects in Venezuela and the Caribbean nearing completion.

GROSS PROFIT -- Gross profit in 2002 was $155.6 million, or 13.5% of revenues, compared with $136.8 million, or 12.6% of revenues, in 2001, reflecting continued strong project execution, the growing mix of higher margin process-related EPC work and stringent cost control.

SELLING AND ADMINISTRATIVE EXPENSES -- Selling and administrative expenses were $73.2 million, or 6.4% of revenues, in 2002 compared with $67.5 million, or 6.2% of revenues, in 2001. The increase compared with 2001 related primarily to the impact of acquired operations and higher insurance costs.

SPECIAL CHARGES -- Special charges for 2002 were $4.0 million as compared to $9.7 million in 2001. During 2001, we recorded special charges of $5.7 million for personnel costs related to the relocation of our administrative office including costs of senior executives who elected not to relocate, as well as moving-related (which were expensed as incurred) and severance expenses, and our voluntary resignation offer; $2.8 million for facilities and other charges, including charges related to the sale, closure, downsizing or relocation of operations; and $1.2 million for integration costs, primarily related to integration initiatives associated with the PDM Divisions acquisition.

INCOME FROM OPERATIONS -- Income from operations in 2002 was $77.7 million, representing a $23.3 million increase compared with 2001. The North America segment benefited from a project mix that included increased levels of higher margin EPC work. Storage-related work declined in North America from 2001, but the shortfall was more than offset by improvements in project execution and control of overhead and administrative expenses. Higher volumes in the EAME segment, combined with continued cost control and excellent execution, enabled the segment to post improved operating income. The AP segment improved compared with the prior year, due principally to significantly higher volumes in Australia. Despite lower new awards and revenues, the CSA segment reported higher operating income due to the existing backlog of work and favorable project execution, resulting in project cost savings. Our adoption of Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets" as of January 1, 2002, resulted in the elimination of goodwill and other indefinite-lived intangibles amortization, which, in comparison with 2001, benefited 2002 income from operations by $3.6 million.

INTEREST EXPENSE AND INTEREST INCOME -- Interest expense decreased $1.3 million from the prior year to $7.1 million for 2002, due to lower average debt levels in 2002. Interest income decreased $0.3 million from 2001 to $1.6 million in 2002, attributable to lower interest on our long-term receivable during 2002.

INCOME TAX EXPENSE -- Income tax expense was $20.2 million and $13.5 million in 2002 and 2001, respectively. The effective tax rates for 2002 and 2001 were 28.0% and 28.1%, respectively.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2003, cash and cash equivalents totaled $112.9 million. During 2003, our operations generated $90.4 million of cash flows, primarily attributable to strong profitability.

In 2003, we incurred $31.3 million for capital expenditures, which included $15.6 million for the construction costs of our new administrative office in Texas. For 2004, capital expenditures are anticipated to be in the $20.0 to $25.0 million range. Additionally, we reported proceeds of $8.3 million related to the sale of assets held for sale and property and equipment. Our utilization of cash also included approximately $54.0 million to fund our acquisitions of Petrofac, Inc. ("Petrofac") and John Brown and a $3.4 million payment for earnout obligations associated with a 2000 acquisition.

In connection with our acquisition of Howe-Baker International, L.L.C. ("Howe-Baker") in 2000, we assumed Howe-Baker's minority interest associated with a majority-owned subsidiary and two earnout arrangements which are contingent upon the performance of the underlying acquired entities. One of the arrangements which has and will continue to require us to make cash payments to the previous owners expires in July 2004 while the other arrangement was scheduled to expire on or before December 31, 2008 ("2008 Earnout"), subject to certain of our call rights and the put rights of the previous owners. In 2003, we exercised our call option to purchase the remaining minority interest and also negotiated final settlement of the 2008 Earnout. Total consideration for the purchase of the minority interest and the 2008 Earnout was $20.6 million cash and satisfaction of a $19.8 million receivable due from the minority holder.

We continue to evaluate and selectively pursue opportunities for expansion of our business through acquisition of complementary businesses. These acquisitions, if they arise, may involve the use of cash or, depending upon the size and terms of the acquisition, may require debt or equity financing.

Net cash flows provided by financing activities were $22.0 million including proceeds from a public offering of 9.9 million shares of our common stock. The offering consisted of 8.9 million secondary shares, for which we received no proceeds, and 1.0 million primary shares. We utilized the proceeds from the primary shares of approximately $20.3 million for general corporate purposes, including settlement of the 2008 Earnout. Cash dividends of $7.3 million were paid during 2003.

Our primary internal source of liquidity is cash flow generated from operations. Capacity under revolving credit agreements is also available, if necessary, to fund operating or investing activities. We have a three-year $233.3 million revolving credit facility and a five-year $116.7 million letter of credit facility, which terminate in August 2006 and August 2008, respectively. Both facilities are committed and unsecured. As of December 31, 2003, no direct borrowings existed under the revolving credit facility, but we had issued

$135.1 million of letters of credit under the three-year facility and $0.3 million under the five-year facility. As of December 31, 2003, we had $214.6 million of available capacity under these facilities. The facilities contain certain restrictive covenants including minimum levels of net worth, fixed charge and leverage ratios, among other restrictions. The facilities also place restrictions on us with regard to subsidiary indebtedness, sales of assets, liens, investments, type of business conducted, and mergers and acquisitions, among other restrictions. We were in compliance with all covenants at December 31, 2003.

We also have various short-term, uncommitted revolving credit facilities across several geographic regions of approximately $236.6 million. These facilities are generally used to provide letters of credit or bank guarantees to customers in the ordinary course of business to support advance payments, as performance guarantees or in lieu of retention on our contracts. At December 31, 2003, we had available capacity of $81.6 million under these uncommitted facilities. In addition to providing letters of credit or bank guarantees, we also issue surety bonds in the ordinary course of business to support our contract performance. For a further discussion of letters of credit and surety bonds, see Note 13 to our Consolidated Financial Statements.

Our $75.0 million of senior notes also contain a number of restrictive covenants, including a maximum leverage ratio and minimum levels of net worth and debt and fixed charge ratios, among other restrictions. The notes also place restrictions on us with regard to investments, other debt, subsidiary indebtedness, sales of assets, liens, nature of business conducted and mergers, among other restrictions. We were in compliance with all covenants at December 31, 2003.

As of December 31, 2003, the following commitments were in place to support our ordinary course obligations:

                                                           AMOUNTS OF COMMITMENTS BY EXPIRATION PERIOD

       (In thousands)                       Total         Less than 1 Year        1-3 Years         4-5 Years       After 5 Years
---------------------------------      --------------     -----------------     -------------     --------------    -------------
Letters of Credit/Bank Guarantees      $      290,286     $         119,631     $     161,009     $        9,646    $           -
Surety Bonds                                  365,033               275,085            89,763                185                -
                                       --------------     -----------------     -------------     --------------    -------------
Total Commitments                      $      655,319     $         394,716     $     250,772     $        9,831    $           -
                                       ==============     =================     =============     ==============    =============

Note: Includes $17,808 of letters of credit issued in support of our insurance program.

Contractual obligations at December 31, 2003, are summarized below:

                                                                           PAYMENTS DUE BY PERIOD

       (In thousands)                     Total           Less than 1 Year         1-3 Years         4-5 Years      After 5 Years
---------------------------------      --------------     -----------------     -------------     --------------    -------------
Long-Term Debt  (1)                    $       75,000     $               -     $      50,000     $       25,000    $           -
Operating Leases                               52,719                15,765            12,551              5,979           18,424
Other Non-Current Liabilities (2)              16,222                 3,332             6,445              6,445                -
Purchase Obligations (3)                           -                      -                 -                  -                -
                                       --------------     -----------------     -------------     --------------    -------------
Total Contractual Obligations          $      143,941     $          19,097     $      68,996     $       37,424    $      18,424
                                       ==============     =================     =============     ==============    =============

(1) Excludes interest accruing at a rate of 7.34%.

(2) Amounts represent other non-current liabilities reflected on our consolidated balance sheet where both the timing and amount of payment streams are known. Included are certain retirement benefit obligations. Amounts do not include payments for defined benefit obligations, other postretirement benefit obligations, self-insurance/retention reserves, and various other obligations, as amounts have not been determined beyond one year.

(3) In the ordinary course of business, we enter into purchase commitments to satisfy our requirements for materials and supplies for contracts that have been awarded. These purchase commitments, that are to be recovered from our customers, are generally settled in less than one year. We do not enter into long-term purchase commitments on a speculative basis for fixed or minimum quantities.

We believe funds generated by operations, amounts available under existing credit facilities and external sources of liquidity, such as the issuance of debt and equity instruments, will be sufficient to finance capital expenditures, the settlement of earnout obligations, the settlement of commitments and contingencies (as fully described in Note 13 to our Consolidated Financial Statements) and working capital needs for the foreseeable future. However, there can be no assurance that such funding will be available, as our ability to generate cash flows from operations and our ability to access funding under the revolving credit facilities may be impacted by a variety of business, economic, legislative, financial and other factors which may be outside of our control. Additionally, while we currently have a significant, uncommitted bonding facility, primarily to support various commercial provisions in our engineering and construction contracts, a termination or reduction of the bonding facility could result in the utilization of letters of credit in lieu of performance bonds, thereby reducing our available capacity under the revolving credit facilities. Although we do not anticipate a reduction or termination of the bonding facility, there can be no assurance that such a facility will be available at reasonable terms to service our ordinary course obligations.

We are a defendant in a number of lawsuits arising in the normal course of business, including among others, lawsuits wherein plaintiffs allege exposure to asbestos due to work we may have performed at various locations. We have never been a manufacturer, distributor or supplier of asbestos products, and we have in place appropriate insurance coverage for the type of work that we have performed. During 2003, we were named as a defendant in additional asbestos-related lawsuits. To date, we have been able to dismiss or settle all such claims without a material impact on our operating results or financial position and do not currently believe that the asserted claims will have a material adverse effect on our future results of operations or financial position. As a matter of standard policy, we continually review our litigation accrual and as further information is known on pending cases, increases or decreases, as appropriate, may be recorded in accordance with SFAS No. 5, "Accounting for Contingencies."

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

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are exposed to market risk from changes in foreign currency exchange rates, which may adversely affect our results of operations and financial condition. One exposure to fluctuating exchange rates relates to the effects of translating the financial statements of our non-U.S. subsidiaries, which are denominated in currencies other than the U.S. dollar, into the U.S. dollar. The foreign currency translation adjustments are recognized in shareholders' equity in accumulated other comprehensive income (loss) as cumulative translation adjustment, net of tax. We generally do not hedge our exposure to potential foreign currency translation adjustments.

Another form of foreign currency exposure relates to our non-U.S. subsidiaries' normal contracting activities. We generally try to limit our exposure to foreign currency fluctuations in most of our engineering and construction contracts through provisions that require client payments in U.S. dollars or other currencies corresponding to the currency in which costs are incurred. As a result, we generally do not need to hedge foreign currency cash flows for contract work performed. However, where construction contracts do not contain foreign currency provisions, we use forward exchange contracts to hedge foreign currency transaction exposure. The gains and losses on these contracts offset changes in the value of the related exposures. As of December 31, 2003, the notional amount of cash flow hedge contracts outstanding was $23.2 million, and the fair value of these contracts was approximately $2.0 million. The terms of these contracts generally do not exceed one year.

In circumstances where intercompany loans and or borrowings are in place with non-U.S. subsidiaries, we will also use forward contracts. If the timing or amount of foreign-denominated cash flows varies, we incur foreign exchange gains or losses, which are included in the consolidated statements of income. We do not use financial instruments for trading or speculative purposes.

We maintain operations and have construction projects in Venezuela, which continued to experience negative political and economic conditions during 2003. As a result, the Venezuelan Bolivar, which devalued more than 85% against the U.S. dollar in 2002, was subject to trading restrictions in 2003. As of December 31, 2003, we had $0.8 million of net assets in Venezuela that are subject to foreign currency translation adjustments. As noted above, the exposure on our construction projects is generally limited by contractual provisions. However, we will continue to face currency exposure on our net assets.

The carrying value of our cash and cash equivalents, accounts receivable, accounts payable, notes payable and forward contracts approximates their fair values because of the short-term nature of these instruments. At December 31, 2003 and 2002, the fair value of our fixed rate long-term debt was $82.0 million and $80.7 million, respectively, based on the current market rates for debt with similar credit risk and maturities. See Note 10 to our Consolidated Financial Statements for quantification of our financial instruments.

NEW ACCOUNTING STANDARDS

In August 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations" which addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated assets' retirement costs. Our adoption of this statement effective January 1, 2003, did not have a significant impact on our financial statements for the year ended December 31, 2003.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. Previous accounting guidance was provided by EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 replaces Issue 94-3. SFAS No. 146 was to be applied prospectively to exit or disposal activities initiated after December 31, 2002. Our adoption of this statement effective January 1, 2003, did not have a significant impact on our financial statements for the year ended December 31, 2003.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," which amends SFAS No. 123, "Accounting for Stock-Based Compensation." This standard permits two additional transition methods for entities that adopt the fair-value-based method of accounting for stock-based employee compensation and amends the disclosure requirements in both annual and interim financial statements. We will continue to apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for stock options. The disclosure requirements of SFAS No. 148 are presented in our Stock Plans discussion in Note 2 to our Consolidated Financial Statements.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities," ("FIN 46") which is an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements." The interpretation states that certain variable interest entities may be required to be consolidated into the results of operations and financial position of the entity that is the primary beneficiary. The change may be made prospectively with a cumulative-effect adjustment in the period first applied or by restating previously issued financial statements. Our adoption of this interpretation effective July 1, 2003, did not have a significant impact on our financial statements for the year ended December 31, 2003.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," which amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 provides clarification on financial accounting and reporting of derivative instruments and hedging activities and requires contracts with similar characteristics to be accounted for on a comparable basis. This statement is effective for contracts entered into or modified after June 30, 2003, and was applied prospectively. Our adoption of this statement effective July 1, 2003, did not have a significant impact on our financial statements for the year ended December 31, 2003.

In December 2003, the FASB issued SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits." The revised standard requires annual and interim disclosures in addition to those in the original standard concerning the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. This statement is effective for fiscal years ending after December 15, 2003. See Note 11 to our Consolidated Financial Statements for the revised disclosure requirements of SFAS No. 132.

In January 2004, the FASB issued FASB Staff Position No. FAS 106-1 ("FSP 106-1"), "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," which provides temporary guidance concerning the recently enacted Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act"). SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," requires presently enacted changes in laws that will take effect in future periods to be taken into account in measuring current period postretirement benefit cost and the accumulated projected benefit obligation ("APBO"). FSP 106-1 allows companies that sponsor affected postretirement benefit plans to elect to defer recognizing the effects of the Act on postretirement benefit expense and on the APBO pursuant to SFAS No. 106. We have elected to defer accounting for the effects of the Act until 2004.

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

We believe that the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

REVENUE RECOGNITION -- We recognize revenues using the percentage-of-completion method. Contract revenues are accrued based generally on the percentage that costs-to-date bear to total estimated costs. We follow the guidance of the Statement of Position 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts," for accounting policy relating to our use of the percentage-of-completion method, estimating costs, revenue recognition and claim recognition. The use of estimated cost to complete each contract, while the most widely recognized method used for percentage-of-completion accounting, is a significant variable in the process of determining income earned and is a significant factor in the accounting for contracts. The cumulative impact of revisions in total cost estimates during the progress of work is reflected in the period in which these changes become known. Contract revenue reflects the original contract price adjusted for agreed-upon change orders and estimated minimum recoveries of claims. Although successful, this contracting model has inherent risks. Losses expected to be incurred on contracts in progress are charged to income as soon as such losses are known. A significant portion of our work is performed on a fixed price or lump sum basis. The balance of projects is primarily performed on variations of cost reimbursable and target price approaches. Progress billings in accounts receivable are currently due and include retentions to be collected within one year. Contract retentions collectible beyond one year are included in other non-current assets. We have a history of proven success in estimating and bidding lump sum, fixed price contracts. However, due to the various estimates inherent in our contract accounting, actual results could differ from those estimates.

CREDIT EXTENSION -- We extend credit to customers and other parties in the normal course of business only after a review of the potential customer's creditworthiness. Additionally, management reviews the commercial terms of all significant contracts before entering into a contractual arrangement. We regularly review outstanding receivables and provide for estimated losses through an allowance for doubtful accounts. In evaluating the level of established reserves, management makes judgments regarding the parties' ability to make required payments, economic events and other factors. As the financial condition of these parties change, circumstances develop or additional information becomes available, adjustments to the allowance for doubtful accounts may be required.

ESTIMATED RESERVES FOR INSURANCE MATTERS -- We maintain insurance coverage for various aspects of our business and operations. However, we retain a portion of anticipated losses through the use of deductibles and self-insured retentions for our exposures related to third-party liability and workers' compensation. Management regularly reviews estimates of reported and unreported claims and provides for losses through insurance reserves. As claims develop and additional information becomes available, adjustments to loss reserves may be required.

RECOVERABILITY OF GOODWILL -- Effective January 1, 2002, we adopted SFAS No. 142 "Goodwill and Other Intangible Assets," which states that goodwill and indefinite-lived intangible assets are no longer to be amortized but are to be reviewed annually for impairment. The goodwill impairment analysis required under SFAS No. 142 requires us to allocate goodwill to our reporting units, compare the fair value of each reporting unit with our carrying amount, including goodwill, and then, if necessary, record a goodwill impairment charge in an amount equal to the excess, if any, of the carrying amount of a reporting unit's goodwill over the implied fair value of that goodwill. The primary method that we employ to estimate these fair values is the discounted cash flow method. This methodology is based, to a large extent, on assumptions about future events which may or may not occur as anticipated, and such deviations could have a significant impact on the estimated fair values calculated. These assumptions include, but are not limited to, estimates of future growth rates, discount rates and terminal values of reporting units. See further discussion in Note 7 to our Consolidated Financial Statements. Our goodwill balance at December 31, 2003, was $219.0 million.

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

Forward-looking statements involve known and unknown risks and uncertainties. In addition to the material risks listed under "Risk Factors," as set forth in our Form 10-K, that may cause our actual results, performance or achievements to be materially different from those expressed or implied by any forward-looking statements, the following factors could also cause our results to differ from such statements:

         - our ability to realize cost savings from our expected execution performance of contracts;

         - the uncertain timing and the funding of new contract awards, and project cancellations and operations risks;

         -        the expected growth in our primary end markets does not occur;

         - cost overruns on fixed price contracts, and risks associated with percentage of completion accounting;

         - changes in the costs of or delivery schedule for components and materials;

         -        increased competition;

         - lack of necessary liquidity to finance expenditures prior to the receipt of payment for the performance of contracts and to provide bid and performance bonds and letters of credit securing our obligations under our bids and contracts;

         - risks inherent in our acquisition strategy and our ability to obtain financing for proposed acquisitions;

         - adverse outcomes of pending claims or litigation or the possibility of new claims or litigation;

         - proposed revisions to U.S. tax laws that seek to increase income taxes payable by certain international companies;

         -        a downturn in the economy in general; and

         - disruptions caused by war in the Middle East or terrorist attacks in the United States or other countries in which we operate.

Although we believe the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future performance or results. We are not obligated to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should consider these risks when reading any forward-looking statements.

INDEPENDENT AUDITORS' REPORT

To the Shareholders and the Supervisory Board of Chicago Bridge & Iron Company N.V.:

We have audited the accompanying consolidated balance sheets of Chicago Bridge & Iron Company N.V. (a Netherlands corporation) and subsidiaries (the Company) as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the 2003 and 2002 consolidated financial statements based on our audits. The consolidated financial statements as of December 31, 2001 and for the year then ended, before the adjustments and reclassifications discussed in the Notes to the financial statements as indicated below, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on the 2001 consolidated financial statements in their report dated February 11, 2002.

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

In our opinion, the 2003 and 2002 consolidated financial statements present fairly, in all material respects, the financial position of Chicago Bridge & Iron Company N.V. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 7 to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill and other intangible assets upon the adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets."

As discussed above, the consolidated financial statements of Chicago Bridge & Iron Company N.V. and subsidiaries as of December 31, 2001, were audited by other auditors who have ceased operations. Those financial statements have been revised to give effect to the following adjustments and reclassifications:

February 10, 2003 stock split (see Note 14). We audited the adjustments described in Note 14 that were applied to revise the 2001 financial statements for such stock split. Our audit procedures included (1) comparing the amounts shown in the earnings per share disclosures for 2001 to the Company's underlying accounting analysis obtained from management, (2) comparing the previously reported shares outstanding and income statement amounts per the Company's accounting analysis to the previously issued financial statements, and (3) recalculating the additional shares to give effect to the stock split and testing the mathematical accuracy of the underlying analysis.

Transitional disclosures for adoption of SFAS No. 142 (see Note 7). We audited the adjustments described in Note 7 that were applied to revise the 2001 financial statements to include the transitional disclosures required by SFAS No. 142, which was adopted by the Company as of January 1, 2002. Our audit procedures with respect to the disclosures in Note 7 with respect to 2001 included (1) comparing the previously reported net income to the previously issued financial statements and the adjustments to reported net income representing amortization expense (including any related tax effects) recognized in those periods related to goodwill and intangible assets that are no longer being amortized and changes in amortization periods for intangible assets that will continue to be amortized as a result of initially applying SFAS No. 142 (including any related tax effects) to the Company's underlying analysis obtained from management, (2) testing the mathematical accuracy of the reconciliation of adjusted net income to reported net income and the related earnings-per-share amounts and (3) comparing the separate amounts for goodwill and other intangible assets for 2001 to the Company's underlying analysis obtained from management, and (4) testing the mathematical accuracy of the underlying analysis.

Summarized disclosure of defined benefit plans (see Note 11). We audited the adjustments that were applied to revise the 2001 financial statements to include combined tabular disclosures of the Company's defined benefit plans as permitted under SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," as compared to previous tabular presentation of each defined benefit plan. Our audit procedures with respect to the 2001 disclosures in

Note 11 included (1) comparing the previously reported tabular presentation of each defined benefit plan to a combining schedule prepared by the Company's management, and (2) testing the mathematical accuracy of the underlying analysis.

In our opinion, the adjustments, transitional disclosures and reclassifications to the 2001 consolidated financial statements and disclosures described above have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 financial statements of the Company other than with respect to such adjustments, transitional disclosures and reclassifications, accordingly, we do not express an opinion or any other form of assurance on the 2001 financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Houston, Texas
March 9, 2004

INFORMATION REGARDING PREDECESSOR INDEPENDENT PUBLIC ACCOUNTANT'S REPORTS

         The following reports are copies of reports previously issued by Arthur Andersen, LLP ("Andersen"). The reports have not been reissued by Andersen. As discussed in Note 7 "Goodwill and Other Intangibles", the Company has presented the transitional disclosures for 2001 required by SFAS No. 142, and as discussed in Note 14 "Shareholders' Equity", the Company has adjusted prior periods for the stock split for all periods presented. Additionally, the Company revised the 2001 financial statements to include combined tabular disclosures of the Company's defined benefit plans as permitted under SFAS No. 132. The Andersen report does not extend to these changes to the 2001 consolidated financial statements.

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

ARTHUR ANDERSEN

Amsterdam, The Netherlands
February 11, 2002

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share data)

            YEARS ENDED DECEMBER 31,                                    2003               2002           2001
---------------------------------------------------------------      -----------       -----------     -----------
Revenues                                                             $ 1,612,277       $ 1,148,478     $ 1,081,824
Cost of revenues                                                       1,415,715           992,927         945,048
                                                                     -----------       -----------     -----------
      Gross profit                                                       196,562           155,551         136,776
Selling and administrative expenses                                       93,506            73,155          67,519
Intangibles amortization (Note 7)                                          2,548             2,529           5,819
Other operating income, net                                               (2,833)           (1,818)           (691)
Exit costs / special charges (Note 4)                                          -             3,972           9,686
                                                                     -----------       -----------     -----------
      Income from operations                                             103,341            77,713          54,443
Interest expense                                                          (6,579)           (7,114)         (8,392)
Interest income                                                            1,300             1,595           1,854
                                                                     -----------       -----------     -----------
      Income before taxes and minority interest                           98,062            72,194          47,905
Income tax expense (Note 16)                                             (29,713)          (20,233)        (13,480)
                                                                     -----------       -----------     -----------
      Income before minority interest                                     68,349            51,961          34,425
Minority interest in income                                               (2,395)           (1,812)         (2,503)
                                                                     -----------       -----------     -----------
      Income from continuing operations                                   65,954            50,149          31,922
                                                                     -----------       -----------     -----------
Discontinued operations (Note 5):
      Loss from discontinued operations, net of taxes                          -                 -          (2,321)
      Loss on disposal of discontinued operations, net of taxes                -                 -          (9,898)
                                                                     -----------       -----------     -----------
Net income                                                           $    65,954       $    50,149     $    19,703
                                                                     ===========       ===========     ===========
Net income (loss) per share (Note 2)
Basic
      Income from continuing operations                              $      1.46       $      1.16     $      0.74
      Loss from discontinued operations                                        -                 -           (0.28)
                                                                     -----------       -----------     -----------
      Net income                                                     $      1.46       $      1.16     $      0.46
                                                                     -----------       -----------     -----------
Diluted
      Income from continuing operations                              $      1.39       $      1.12     $      0.71
      Loss from discontinued operations                                        -                 -           (0.27)
                                                                     -----------       -----------     -----------
      Net income                                                     $      1.39       $      1.12     $      0.44
                                                                     -----------       -----------     -----------

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

                        DECEMBER 31,                                      2003           2002
---------------------------------------------------------------        ---------       ----------
ASSETS
Cash and cash equivalents                                              $ 112,918       $  102,536
Accounts receivable, net of allowance for doubtful accounts
       of $1,178 in 2003 and $2,274 in 2002                              200,521          194,334
Contracts in progress with costs and estimated earnings                  142,235           48,423
       exceeding related progress billings (Note 6)
Deferred income taxes (Note 16)                                           23,509           17,856
Assets held for sale                                                           -            1,958
Other current assets                                                      33,244           11,680
                                                                       ---------       ----------
       Total current assets                                              512,427          376,787
                                                                       ---------       ----------
Property and equipment, net (Note 8)                                     124,505          109,271
Long-term receivable (Note 12)                                                 -           19,785
Deferred income taxes (Note 16)                                                -            7,526
Goodwill (Note 7)                                                        219,033          157,903
Other intangibles, net of accumulated amortization of $7,494 in           30,949           33,556
       2003 and $4,967 in 2002 (Note 7)
Other non-current assets                                                  42,572           35,608
                                                                       ---------       ----------
       Total assets                                                    $ 929,486          740,436
                                                                       =========       ==========
LIABILITIES
Notes payable (Note 9)                                                 $   1,901       $       14
Accounts payable                                                         143,258           84,413
Accrued liabilities (Note 8)                                              95,237           74,655
Contracts in progress with progress billings exceeding related           130,497          122,357
      costs and estimated earnings (Note 6)
Income taxes payable                                                       5,359            5,631
                                                                       ---------       ----------
       Total current liabilities                                         376,252          287,070
                                                                       ---------       ----------
Long-term debt (Note 9)                                                   75,000           75,000
Deferred income taxes (Note 16)                                           10,179                -
Other non-current liabilities (Note 8)                                    71,983           62,461
Minority interest in subsidiaries (Note 12)                                6,908           33,758
                                                                       ---------       ----------
       Total liabilities                                                 540,322          458,289
                                                                       ---------       ----------
Commitments and contingencies (Note 13)                                        -                -

SHAREHOLDERS' EQUITY
Common stock, Euro .01 par value; shares authorized: 80,000,000 in 2003 and 2002; shares issued: 46,697,732 in 2003 and
     44,565,172 in 2002; shares outstanding: 46,694,415
     in 2003 and 44,325,744 in 2002                                          475              210
Additional paid-in capital                                               283,625          245,916
Retained earnings                                                        126,521           68,064
Stock held in Trust (Note 14)                                            (11,719)         (12,332)
Treasury stock, at cost                                                     (108)          (2,836)
Accumulated other comprehensive loss (Note 14)                            (9,630)         (16,875)
                                                                       ---------       ----------
       Total shareholders' equity                                        389,164          282,147
                                                                       ---------       ----------
       Total liabilities and shareholders' equity                      $ 929,486       $  740,436
                                                                       =========       ==========

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

                         YEARS ENDED DECEMBER 31,                                         2003           2002          2001
--------------------------------------------------------------------------------       ----------      ---------     --------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                             $   65,954      $  50,149     $ 19,703
Adjustments to reconcile net income to net cash provided by operating activities:
  Exit costs/special charges, net of deferred income taxes of $0, $1,350, and $3,104            -          2,622        6,582
  Payments related to exit costs/special charges                                           (1,511)        (5,954)     (14,785)
  Depreciation and amortization                                                            21,431         19,661       25,105
  Gain on sale of property and equipment                                                   (2,833)        (1,123)        (691)
  Loss on discontinued operations                                                               -              -       12,219
Change in operating assets and liabilities (see below)                                      7,325          6,675       60,819
                                                                                       ----------      ---------     --------
  Net cash provided by continuing operating activities                                     90,366         72,030      108,952
                                                                                       ----------      ---------     --------
  Net cash used in discontinued operating activities                                            -              -       (3,156)
                                                                                       ----------      ---------     --------
  Net cash provided by operating activities                                                90,366         72,030      105,796
                                                                                       ----------      ---------     --------
CASH FLOWS FROM INVESTING ACTIVITIES
Cost of business acquisitions, net of cash acquired                                       (79,029)       (17,588)     (47,848)
Capital expenditures                                                                      (31,286)       (23,927)      (8,917)
Proceeds from sale of assets held for sale                                                  4,935              -       13,992
Proceeds from sale of property and equipment                                                3,350          4,558        2,788
                                                                                       ----------      ---------     --------
  Net cash used in continuing investing activities                                       (102,030)       (36,957)     (39,985)
                                                                                       ----------      ---------     --------
  Net cash provided by discontinued investing activities                                        -              -        4,210
                                                                                       ----------      ---------     --------
  Net cash used in investing activities                                                  (102,030)       (36,957)     (35,775)
                                                                                       ----------      ---------     --------
CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in notes payable                                                                     (13)        (5,841)        (721)
Proceeds from private placement                                                                 -              -       75,000
Net repayment under revolving credit facility                                                   -              -      (96,100)
Issuance of common stock                                                                   27,084         25,207       45,920
Purchase of treasury stock                                                                 (2,029)          (668)     (49,103)
Issuance of treasury stock                                                                  4,261          3,474        3,197
Dividends paid                                                                             (7,257)        (5,187)      (5,227)
                                                                                       ----------      ---------     --------
  Net cash provided by/(used in) financing activities                                      22,046         16,985      (27,034)
                                                                                       ----------      ---------     --------
Increase in cash and cash equivalents                                                      10,382         52,058       42,987
Change in cash and cash equivalents of discontinued operations                                  -              -           40
Cash and cash equivalents, beginning of the year                                          102,536         50,478        7,451
                                                                                       ----------      ---------     --------
Cash and cash equivalents, end of the year                                             $  112,918      $ 102,536     $ 50,478
                                                                                       ==========      =========     ========
CHANGE IN OPERATING ASSETS AND LIABILITIES
Decrease/(increase) in receivables, net                                                $   10,614      $ (26,874)    $ 36,854
(Increase)/decrease in contracts in progress, net                                         (80,479)        18,389       39,120
Increase/(decrease) in accounts payable                                                    49,048         10,690      (16,100)
(Increase)/decrease in other current assets                                                (7,679)         6,559       (8,677)
Increase in income taxes payable and deferred income taxes                                 12,701          9,711        9,769
Increase in accrued and other non-current liabilities                                      21,904            197        6,829
Decrease/(increase) in other                                                                1,216        (11,997)      (6,976)
                                                                                       ----------      ---------     --------
  Total                                                                                $    7,325      $   6,675     $ 60,819
                                                                                       ==========      =========     ========
SUPPLEMENTAL CASH FLOW DISCLOSURES
Cash paid for interest                                                                 $    7,341      $   7,750     $  6,851
Cash paid for income taxes                                                             $   16,557      $   8,450     $  2,258

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(In thousands)

                                                       Common Stock                                  Stock Held in Trust
                                                 -----------------------    Additional               --------------------
                                                   NUMBER OF                 Paid-In      Retained   NUMBER OF
                                                    SHARES       Amount      Capital      Earnings    SHARES      Amount
---------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 2001                          35,458       $    91   $    174,320   $  8,626     2,015     $(17,193)
Comprehensive income (loss)                              -             -              -     19,703         -            -
Dividends to common shareholders                         -             -              -     (5,227)        -            -
Long-Term Incentive Plan amortization                    -             -          1,125          -         -            -
Issuance of common stock for acquisition            11,412            24         89,953          -         -            -
Conversion of common stock to Euro                       -           106           (106)         -         -            -
Issuance of treasury stock to Trust                     94             -            508          -        94       (1,310)
Release of Trust shares                                  -             -         (4,202)         -      (508)       4,202
Purchase of treasury stock                          (5,372)            -              -          -         -            -
Issuance of treasury stock                             368             -            (50)         -         -            -
Cancellation of treasury stock                           -           (11)       (19,989)         -         -            -
---------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2001                        41,960           210        241,559     23,102     1,601      (14,301)
Comprehensive income (loss)                              -             -              -     50,149         -            -
Dividends to common shareholders                         -             -              -     (5,187)        -            -
Long-Term Incentive Plan amortization                    -             -            756          -         -            -
Issuance of treasury stock to Trust                     43             -             88          -        43         (641)
Release of Trust shares                                  -             -         (2,610)         -      (194)       2,610
Purchase of treasury stock                             (50)            -              -          -         -            -
Issuance of treasury stock                           2,373             -          6,123          -         -            -
---------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2002                        44,326           210        245,916     68,064     1,450      (12,332)
Comprehensive income (loss)                              -             -              -     65,954         -            -
Stock dividends to common shareholders                   -           240              -       (240)        -            -
Dividends to common shareholders                         -             -              -     (7,257)        -            -
Long-Term Incentive Plan amortization                    -             -          3,962          -         -            -
Issuance of treasury stock to Trust                      5             -             18          -         5          (70)
Issuance of common stock to Trust                       40             1            869          -        40         (870)
Release of Trust shares                                  -             -         (1,553)         -      (130)       1,553
Purchase of treasury stock                            (192)            -              -          -         -            -
Issuance of treasury stock                             423             -         (2,567)         -         -            -
Issuance of common stock                             2,092            24         36,980          -         -            -
---------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2003                        46,694       $   475   $    283,625   $126,521     1,365     $(11,719)
---------------------------------------------------------------------------------------------------------------------------

                                                    Treasury Stock      Accumulated
                                                 -------------------      Other           Total
                                                 NUMBER OF             Comprehensive   Shareholders'
                                                  SHARES     Amount    Income (Loss)       Equity
----------------------------------------------------------------------------------------------------
Balance at January 1, 2001                            27     $   (225) $      (9,872)  $     155,747
Comprehensive income (loss)                            -            -         (3,196)         16,507
Dividends to common shareholders                       -            -              -          (5,227)
Long-Term Incentive Plan amortization                  -            -              -           1,125
Issuance of common stock for acquisition               -            -              -          89,977
Conversion of common stock to Euro                     -            -              -               -
Issuance of treasury stock to Trust                  (94)         802              -               -
Release of Trust shares                                -            -              -               -
Purchase of treasury stock                         5,372      (49,103)             -         (49,103)
Issuance of treasury stock                          (368)       3,247              -           3,197
Cancellation of treasury stock                    (2,332)      20,000              -               -
----------------------------------------------------------------------------------------------------
Balance at December 31, 2001                       2,605      (25,279)       (13,068)        212,223
Comprehensive income (loss)                            -            -         (3,807)         46,342
Dividends to common shareholders                       -            -              -          (5,187)
Long-Term Incentive Plan amortization                  -            -              -             756
Issuance of treasury stock to Trust                  (43)         553              -               -
Release of Trust shares                                -            -              -               -
Purchase of treasury stock                            50         (668)             -            (668)
Issuance of treasury stock                        (2,373)      22,558              -          28,681
----------------------------------------------------------------------------------------------------
Balance at December 31, 2002                         239       (2,836)       (16,875)        282,147
Comprehensive income (loss)                            -            -          7,245          73,199
Stock dividends to common shareholders                 -            -              -               -
Dividends to common shareholders                       -            -              -          (7,257)
Long-Term Incentive Plan amortization                  -            -              -           3,962
Issuance of treasury stock to Trust                   (5)          52              -               -
Issuance of common stock to Trust                      -            -              -               -
Release of Trust shares                                -            -              -               -
Purchase of treasury stock                           192       (4,152)             -          (4,152)
Issuance of treasury stock                          (423)       6,828              -           4,261
Issuance of common stock                               -            -              -          37,004
----------------------------------------------------------------------------------------------------
Balance at December 31, 2003                           3     $   (108) $      (9,630)  $     389,164
----------------------------------------------------------------------------------------------------

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data)

1. ORGANIZATION AND NATURE OF OPERATIONS

ORGANIZATION--Chicago Bridge & Iron Company N.V. (a corporation organized under the laws of The Netherlands) and Subsidiaries, is a global technology and specialty engineering, procurement and construction ("EPC") company serving customers in several primary end markets, including hydrocarbon refining, petrochemical, natural gas, water and the energy sector in general. We have been helping customers store and process the earth's natural resources for more than 100 years by supplying a comprehensive range of engineered steel structures and systems. We offer a complete package of design, engineering, fabrication, procurement, construction and maintenance services including hydrocarbon processing plants, liquefied natural gas ("LNG") terminals and peak shaving plants, offshore structures, pipelines, bulk liquid terminals, water storage and treatment facilities, and other steel structures and their associated systems. We have been continuously engaged in the engineering and construction industry since our founding in 1889.

NATURE OF OPERATIONS--Projects for the worldwide petroleum and petrochemical industry accounted for a majority of our revenues in 2003, 2002 and 2001. Numerous factors influence capital expenditure decisions in this industry, which are beyond our control. Therefore, no assurance can be given that our business, financial condition and results of operations will not be adversely affected because of reduced activity due to the price of oil or changing taxes, price controls and laws and regulations related to the petroleum and petrochemical industry.

2.  SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING AND CONSOLIDATION--These financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements include all majority owned subsidiaries. Significant intercompany balances and transactions are eliminated in consolidation. Investments in non-majority owned affiliates are accounted for by the equity method. For the years ended 2003 and 2002 we did not have any non-majority owned affiliates.

USE OF ESTIMATES--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosed amounts of contingent assets and liabilities, and the reported amounts of revenues and expenses. We believe the most significant estimates and assumptions are associated with revenue recognition on engineering and construction contracts, recoverability tests that must be periodically performed with respect to goodwill and intangible asset balances, valuation of accounts receivable, as well as the determination of liabilities related to self insurance programs. If the underlying estimates and assumptions, upon which the financial statements are based, change in the future, actual amounts may differ from those included in the accompanying consolidated financial statements.

REVENUE RECOGNITION--Revenues are recognized using the percentage-of-completion method. Contract revenues are accrued based generally on the percentage that costs-to-date bear to total estimated costs. We follow the guidance of the Statement of Position 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts," for accounting policy relating to our use of the percentage-of-completion method, estimating costs, revenue recognition and claim recognition. The use of estimated cost to complete each contract, while the most widely recognized method used for percentage-of-completion accounting, is a significant variable in the process of determining income earned and is a significant factor in the accounting for contracts. The cumulative impact of revisions in total cost estimates during the progress of work is reflected in the period in which these changes become known. Due to the various estimates inherent in our contract accounting, actual results could differ from those estimates.

Contract revenue reflects the original contract price adjusted for agreed upon change orders and estimated minimum recoveries of claims. At December 31, 2003 and 2002, we had net outstanding claims recognized of $6,970 and $5,946, respectively. Losses expected to be incurred on contracts in progress are charged to income as soon as such losses are known.

A significant portion of our work is performed on a fixed price or lump sum basis. The balance of projects is primarily performed on variations of cost reimbursable and target price approaches. Progress billings in accounts receivable at December 31, 2003 and 2002 were currently due and included retentions totaling $32,533 and $21,401, respectively to be collected within one year. Contract retentions collectible beyond one year at December 31, 2003 and 2002, totaled $11,254 ($7,938 anticipated to be collected in 2005 and $3,316 in 2006) and $6,387, respectively and were included in other non-current assets. Cost of revenues includes direct contract costs such as material and construction labor, and indirect costs which are attributable to contract activity.

Cost and estimated earnings to date in excess of progress billings on contracts in process are classified as current assets, and progress billings in excess of cost and estimated earnings to date are classified as current liabilities.

PRECONTRACT COSTS--Precontract costs are generally charged to cost of revenues as incurred, but, in certain cases, may be deferred to the balance sheet if specific probability criteria are met. There were no precontract costs deferred as of December 31, 2003 or 2002.

RESEARCH AND DEVELOPMENT--Expenditures for research and development activities, which are charged to expense as incurred, amounted to $4,403 in 2003, $3,056 in 2002 and $1,650 in 2001.

DEPRECIATION AND AMORTIZATION--Property and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives: buildings and improvements, 10 to 40 years; plant and field equipment, 2 to 20 years. Renewals and betterments, which substantially extend the useful life of an asset, are capitalized and depreciated. Depreciation expense was $18,883 in 2003, $17,132 in 2002 and $19,286 in 2001.

Goodwill and indefinite-lived intangibles are no longer amortized in accordance with the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 142 (see Note 7). Finite-lived other intangibles are amortized on a straight-line basis over 3 to 11 years, while other intangibles with indefinite useful lives are not amortized.

IMPAIRMENT OF LONG-LIVED ASSETS--Management reviews tangible assets and finite-lived intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If an evaluation is required, the estimated cash flows associated with the asset or asset group will be compared to the asset's carrying amount to determine if impairment exists. See Note 7 for additional discussion relative to goodwill and indefinite-lived intangibles impairment testing.

PER SHARE COMPUTATIONS--Basic earnings per share ("EPS") is calculated by dividing income from continuing operations, income (loss) from discontinued operations and net income by the weighted average number of common shares outstanding for the period, which includes stock held in trust. Diluted EPS reflects the assumed conversion of all dilutive securities, consisting of employee stock options/restricted shares/performance shares, directors deferred fee shares and warrants. No shares were considered antidilutive for 2003. Excluded from our per share calculations for 2002 were 357,714 shares, as they were considered antidilutive.

The following schedule reconciles the income and shares utilized in the basic and diluted EPS computations:

                                                                     2003          2002           2001
                                                                     ----          ----           ----
Income from continuing operations                                $    65,954    $    50,149    $    31,922
Loss from discontinued operations
                                                                           -              -        (12,219)
                                                                 -----------    -----------    -----------
Net income                                                       $    65,954    $    50,149    $    19,703
                                                                 -----------    -----------    -----------
Weighted average shares outstanding - basic                       45,314,808     43,176,888     43,249,692
   Effect of stock options/restricted shares/performance shares    2,162,881      1,512,484      1,408,446
   Effect of directors deferred fee shares                            49,312         47,166         40,662
   Effect of warrants                                                      -              -         35,030
                                                                 -----------    -----------    -----------
Weighted average shares outstanding - diluted                     47,527,001     44,736,538     44,733,830
                                                                 ===========    ===========    ===========
Net income (loss) per share
Basic
   Income from continuing operations                             $      1.46    $      1.16    $      0.74
   Loss from discontinued operations                                       -              -          (0.28)
                                                                 -----------    -----------    -----------
   Net income                                                    $      1.46    $      1.16    $      0.46
                                                                 ===========    ===========    ===========

Diluted
   Income from continuing operations                             $      1.39    $      1.12    $      0.71
   Loss from discontinued operations                                       -              -          (0.27)
                                                                 -----------    -----------    -----------
   Net income                                                    $      1.39    $      1.12    $      0.44
                                                                 ===========    ===========    ===========

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

FOREIGN CURRENCY--The nature of our business activities involves the management of various financial and market risks, including those related to changes in currency exchange rates. The primary effects of foreign currency translation adjustments are recognized in shareholders' equity in accumulated other comprehensive income as cumulative translation adjustment, net of tax. Foreign currency exchange gains/(losses) are included in the consolidated statements of income, and were $1,002 in 2003, $2,340 in 2002 and $128 in 2001.

FINANCIAL INSTRUMENTS--Although we do not engage in currency speculation, we periodically use forward contracts to mitigate certain operating exposures, as well as hedge intercompany loans utilized to finance non-U.S. subsidiaries. Forward contracts utilized to mitigate operating exposures are generally designated as "cash flow hedges" under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." Therefore, gains and losses associated with marking these instruments to market are included in accumulated other comprehensive income (loss) on our consolidated balance sheet. Gains or losses on forward contracts to hedge intercompany loans are included in the consolidated statements of income. Our other financial instruments are not significant.

STOCK PLANS--We account for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of our stock at the date of the grant over the amount an employee must pay to acquire the stock, subject to any vesting provisions. Reported net income does not include any compensation expense associated with stock options, but does include compensation expense associated with restricted stock and performance share awards. See Note 15 for additional discussion relative to our stock plans.

Had compensation expense for the Employee Stock Purchase Plan and Long-Term Incentive Plans been determined consistent with the fair value method of SFAS No. 123, "Accounting for Stock-Based Compensation" (using the Black-Scholes pricing model for stock options), our net income and net income per common share would have reflected the following pro forma amounts:

                                                                    2003               2002              2001
                                                                    ----               ----              ----
Net Income, as reported                                          $   65,954         $   50,149       $   19,703
Add:  Stock-based compensation for restricted
   stock and performance share awards included in
   reported net income, net of tax                                    2,397                457              681
Deduct:  Stock-based compensation determined
   under the fair value method, net of tax                           (5,340)            (3,945)          (3,951)
                                                                 ----------         ----------       ----------
Pro forma net income                                             $   63,011         $   46,661       $   16,433
                                                                 ==========         ==========       ==========
BASIC EPS
   As reported                                                   $     1.46         $     1.16       $     0.46
   Pro forma                                                     $     1.39         $     1.08       $     0.38
                                                                 ----------         ----------       ----------
DILUTED EPS
   As reported                                                   $     1.39         $     1.12       $     0.44
   Pro forma                                                     $     1.33         $     1.04       $     0.37
                                                                 ----------         ----------       ----------

Using the Black-Scholes option-pricing model, the fair value of each option grant is estimated on the date of grant based on the following weighted-average assumptions:


                                                                   2003               2002              2001
                                                                   ----               ----              ----
Risk-free interest rate                                            3.28%              4.74%            5.18%
Expected dividend yield                                            1.05%              0.86%            0.97%
Expected volatility                                               48.52%             42.73%           42.27%
Expected life in years                                                6                  6               10

INCOME TAXES--Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is provided to offset any net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

RECLASSIFICATION OF PRIOR YEAR BALANCES--Certain prior year balances have been reclassified to conform with the current year presentation.

NEW ACCOUNTING STANDARDS--In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" which addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated assets' retirement costs. Our adoption of this statement effective January 1, 2003, did not have a significant impact on our financial statements for the year ended December 31, 2003.

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

146 replaces Issue 94-3. SFAS No. 146 was to be applied prospectively to exit or disposal activities initiated after December 31, 2002. Our adoption of this statement effective January 1, 2003, did not have a significant impact on our financial statements for the year ended December 31, 2003.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," which amends SFAS No. 123, "Accounting for Stock-Based Compensation." This standard permits two additional transition methods for entities that adopt the fair-value-based method of accounting for stock-based employee compensation and amends the disclosure requirements in both annual and interim financial statements. We will continue to apply APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for stock options. The disclosure requirements of SFAS No. 148 are presented above in our Stock Plans discussion.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities," ("FIN 46") which is an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements." The interpretation states that certain variable interest entities may be required to be consolidated into the results of operations and financial position of the entity that is the primary beneficiary. The change may be made prospectively with a cumulative-effect adjustment in the period first applied or by restating previously issued financial statements. Our adoption of this interpretation effective July 1, 2003, did not have a significant impact on our financial statements for the year ended December 31, 2003.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," which amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 provides clarification on financial accounting and reporting of derivative instruments and hedging activities and requires contracts with similar characteristics to be accounted for on a comparable basis. This statement is effective for contracts entered into or modified after June 30, 2003 and was applied prospectively. Our adoption of this statement effective July 1, 2003, did not have a significant impact on our financial statements for the year ended December 31, 2003.

In December 2003, the FASB issued SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits." The revised standard requires annual and interim disclosures in addition to those in the original standard concerning the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. This statement is effective for fiscal years ending after December 15, 2003. See Note 11 for the revised disclosure requirements of SFAS No. 132.

In January 2004, the FASB issued FASB Staff Position No. FAS 106-1 ("FSP 106-1"), "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," which provides temporary guidance concerning the recently enacted Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act"). SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," requires presently enacted changes in laws that will take effect in future periods to be taken into account in measuring current period postretirement benefit cost and the accumulated projected benefit obligation ("APBO"). FSP 106-1 allows companies that sponsor affected postretirement benefit plans to elect to defer recognizing the effects of the Act on postretirement benefit expense and on the APBO pursuant to SFAS No. 106. We have elected to defer accounting for the effects of the Act until 2004.

3. ACQUISITIONS

2003

On April 29, 2003, we acquired certain assets and assumed certain liabilities of Petrofac Inc. ("Petrofac"), an EPC company serving the hydrocarbon processing industry for consideration of $26,255, including transaction costs, of which $24,355 was paid during 2003. The remaining $1,900, which is reflected as notes payable on the December 31, 2003 Consolidated Balance Sheet, is payable in monthly installments through the second quarter of 2004. The acquired operations located in Tyler, Texas, have been fully integrated within our North America segment's CB&I Howe-Baker unit and expand our capacity to engineer, fabricate and install EPC projects for the oil refining, oil production, gas treating and petrochemical industries.

On May 30, 2003, we acquired certain assets and assumed certain liabilities of John Brown Hydrocarbons Limited ("John Brown"), for consideration of $29,984, including transaction costs, net of cash acquired. John Brown provides comprehensive engineering, program and construction management services for the offshore, onshore and pipeline sectors of the hydrocarbon industry, as well as for LNG terminals and flue gas desulfurization plants. The acquired operations, located in London, Moscow, the Caspian Region and Canada, have been integrated into our Europe, Africa, Middle East ("EAME") segment. This addition strengthens our international engineering and execution platform and expands our capabilities into the upstream oil and gas sector.

The purchase prices, including transaction costs, for the above acquisitions were allocated to the net assets acquired based upon their estimated fair market values on the date of acquisition and the balance of approximately $45,000 was recorded as goodwill. The net assets and operating results have been included in our financial statements from the respective dates of the acquisitions. Pro-forma financial information has not been disclosed separately as the amounts were not material to our overall financial condition or results of operations.

The following table summarizes the initial purchase price allocation of Petrofac and John Brown net assets acquired at the date of acquisition:

                                                   2003
                                                   ----
Current assets                                  $ 28,032
Property, plant and equipment                      4,306
Goodwill                                          44,777
Current liabilities                               14,332
Non-current liabilities                            6,544
                                                --------
                                                $ 56,239
                                                --------

The balances included in the Consolidated Balance Sheets related to acquisitions completed in the last 12 months are based upon preliminary information and are subject to change when additional information concerning final asset and liability valuations is obtained.

Also during 2003, we increased our purchase consideration by $17,901 related to contingent earnout obligations associated with the Howe-Baker International L.L.C. ("Howe-Baker") acquisition (see also Note 7).

2002

On February 5, 2002, we purchased the assets and assumed certain liabilities of TPA, Inc. for $4,658. The acquired business is a full-service EPC company specializing in sulfur removal and recovery technologies for the refining, gas processing and chemical manufacturing industries.

The purchase price was allocated to the net assets acquired based upon their estimated fair market values at the date of acquisition and the balance of approximately $3,360 and $1,200 was recorded as goodwill and other intangibles, respectively. Financial information has not been disclosed separately as the amounts were not material to our overall financial condition or results of operations.

Also during 2002, we increased our purchase consideration by $7,596 related to contingent earnout obligations associated with the Howe-Baker acquisition and $5,334 for final purchase price adjustments related to the PDM Divisions acquisition discussed below.

2001

On November 30, 2001, we purchased Morse Construction Group, Inc. ("Morse") for approximately $3,000. The purchase price was allocated to the net assets acquired based upon their estimated fair market values at the date of acquisition and the balance of approximately $1,366 was recorded as goodwill. Morse designs, fabricates and erects steel structures, including storage tanks. This acquisition enables us to continue to grow our U.S. water and industrial tank business and provides us with access to a geographic area where we expect to establish a stronger presence. Financial information was not disclosed separately as the amounts were not material to our overall financial condition or results of operations.

On February 7, 2001, we purchased substantially all of the assets (the "Assets") of the Pitt-Des Moines, Inc. ("PDM") Divisions. The Divisions have been integrated with our current business units and the Assets continue to be used in the same lines of business. The Engineered Construction Division, headquartered in Houston, engineers, fabricates and constructs storage tanks and systems, process systems, and unique plate structures for the petroleum, petrochemical, cryogenic, LNG, defense and aerospace industries. The Water Division, headquartered in Pittsburgh, designs, fabricates and constructs water storage tanks including conventional styles such as ground storage reservoirs and standpipes, steel elevated tanks and composite elevated tanks as well as unique projects involving one-of-a-kind tanks designed for specific applications.

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

4. EXIT COSTS / SPECIAL CHARGES

Effective January 1, 2003, we were required to record costs for exit or disposal activities in accordance with SFAS No. 146. Moving replacement personnel and integration costs will be recorded as incurred. However, there were no exit or disposal activities initiated after January 1, 2003. Prior to January 1, 2003 we recorded special charges in accordance with EITF 94-3. Our accrued expense balances and activity relating to special charges for the years ended December 31, 2003, 2002 and 2001 were as follows:

                                     PERSONNEL    FACILITIES
                                       COSTS      AND OTHER      INTEGRATION     TOTAL
                                       -----      ---------      -----------     -----
Balance at January 1, 2001           $  10,874    $     838      $         -   $   11,712
Special charges                          5,697         2,819           1,170        9,686
Cash payments                          (12,671)         (944)         (1,170)     (14,785)
Non-cash activities                        911        (1,429)              -         (518)
                                     ---------    ----------     -----------   ----------
Balance at December 31, 2001             4,811         1,284               -        6,095
Special charges                          3,428            18(1)          526        3,972
Cash payments                           (4,618)         (810)           (526)      (5,954)
                                     ---------    ----------     -----------   ----------
Balance at December 31, 2002             3,621           492               -        4,113
Cash payments                           (1,511)            -               -       (1,511)
                                     ---------    ----------     -----------   ----------
Balance at December 31, 2003         $   2,110    $      492     $         -   $    2,602
                                     =========    ==========     ===========   ==========

(1) Includes a $360 non-cash credit associated with the sale of our XL Technology Systems, Inc. subsidiary as described below.

PERSONNEL COSTS--Personnel costs include severance and personal moving expenses associated with the relocation, closure or downsizing of offices, and a voluntary resignation offer (the "Offer"). During 2002, we recorded personnel costs of $3,428, primarily consisting of $2,688 to relocate our Plainfield, Illinois administrative office to The Woodlands, Texas ("the Move"), $360 of costs to relocate our welding lab facility personnel from Houston, Texas to Plainfield, Illinois, and $270 of additional costs relative to the Offer. Previously accrued expenses of $170 associated with the Move and $1,341 associated with the Offer were paid during 2003, while obligations of $1,958 associated with the Offer and $30 associated with the Move are anticipated to be paid during 2004. The remaining balance associated with personnel costs is anticipated to be paid during 2005 and 2006. During 2001, we recorded charges for personnel costs of $5,271 related to the Move, including costs associated with the separation of senior executives who elected not to relocate, as well as moving-related (including a $1,089 non-cash charge related to interest-free loans to senior executives for relocation home purchases) and severance expenses. Personnel moving and replacement costs were expensed as incurred and totaled $1,334. We charged $2,014 of severance for the involuntary termination of approximately 50 employees in the United States and 18 employees in non-U.S. operations and personal moving expenses during 2001. We had anticipated the wind-up of a defined benefit plan during 2000; however, market and cost considerations resulted in the reversal of this decision and the $2,000 non-cash charge during the fourth quarter of 2001. In connection with the Offer, $412 of additional charges were incurred during 2001.

FACILITIES AND OTHER--Facilities and other include charges related to the sale, closure, downsizing or relocation of operations. During 2002, we recorded facility and other costs of $378, which included $191 to relocate our welding lab facility from Houston, Texas to Plainfield, Illinois and $116 to move our Fairbanks, Texas administrative facility offices to The Woodlands, Texas. Also during 2002, we recorded income of $360 in relation to adjustments associated with the sale of our XL Technology Systems, Inc. subsidiary. The remaining accrued expense balance is anticipated to be paid during 2004. During 2000, we made a commitment to downsize or lower costs at five facilities worldwide including non-cash asset write-downs and lease terminations. During the second quarter of 2001, we completed the sale and leaseback of our Plainfield, Illinois administrative office, one of the three facilities anticipated to be sold at December 31, 2000. Two facilities remain unsold at December 31, 2003. The net carrying amount for these assets was $2,782 at December 31, 2003. We anticipate selling these assets in 2004 or 2005. The relocation from the two leased facilities was completed during 2001. We incurred charges of $1,219 (including a $171 non-cash reduction to asset write-downs and $38 for lease terminations) during 2001 related to the five facilities previously discussed and two additional relocations. Facility moving costs were expensed as incurred and totaled $920. In the fourth quarter of 2001, we recorded a non-cash charge of $1,600 for the anticipated sale of our XL Technology Systems, Inc. subsidiary to management employees, which was completed in the first quarter of 2002.

INTEGRATION--During 2002, we recorded integration costs of $526, which included $216 to integrate our safety program with the acquired PDM Divisions and $289 to integrate our engineering practices with those of the acquired PDM Divisions. These costs were expensed as incurred. In 2001, we recorded charges of $1,170 relative to these initiatives.

5. DISCONTINUED OPERATIONS

During the second quarter of 2001, we decided to discontinue our high purity piping business, UltraPure Systems ("UPS"), due primarily to continuing weak market conditions in the microelectronics industry. The loss from discontinued operations for the year ended December 31, 2001 was $2,321 (net of tax benefit of $355). The loss on disposal of discontinued operations of $9,898 (net of tax benefit of $2,338) includes the write-down of equipment (net of proceeds), lease terminations, severance and other costs, and losses during the phase-out period. Revenues for these operations were $15,913 for the year ended December 31, 2001. As a result of these operations being classified as discontinued, prior periods have been previously restated.

We sold our UPS Puerto Rican subsidiary to former management in July 2001 and sold the business assets and operations of UPS's North Carolina operations in August 2001. Our actions necessary to discontinue UPS were essentially complete at December 31, 2001.

6. CONTRACTS IN PROGRESS

Contract terms generally provide for progress billings based on completion of certain phases of the work. The excess of costs and estimated earnings for construction contracts over progress billings on contracts in progress is reported as a current asset and the excess of progress billings over costs and estimated earnings on contracts in progress is reported as a current liability as follows:

                                                                                         2003             2002
                                                                                         ----             ----
CONTRACTS IN PROGRESS
Revenues recognized on contracts in progress                                          $  3,097,942     $ 2,019,931
Billings on contracts in progress                                                       (3,086,204)     (2,093,865)
                                                                                      ------------     -----------
                                                                                            11,738         (73,934)
                                                                                      ============     ===========
Shown on balance sheet as:
Contracts in progress with costs and estimated earnings exceeding related progress
billings                                                                                   142,235          48,423
Contracts in progress with progress billings exceeding related costs and estimated
earnings                                                                              $   (130,497)    $  (122,357)
                                                                                      ------------     -----------
                                                                                            11,738         (73,934)
                                                                                      ============     ===========

7. GOODWILL AND OTHER INTANGIBLES

GOODWILL

General--At December 31, 2003 and 2002, our goodwill balance was $219,033 and $157,903, respectively, attributable to the excess of the purchase price over the fair value of assets acquired relative to acquisitions within our North America and EAME segments.

Aggregate goodwill acquired during 2003 of $61,130 primarily relates to the acquisitions of Petrofac and John Brown, contingent earnout obligations associated with the Howe-Baker acquisition, the impact of foreign currency translation, and a reduction in accordance with SFAS No. 109, "Accounting for Income Taxes," where tax goodwill exceeded book goodwill. At December 31, 2003, goodwill expected to be deductible for tax purposes relative to these acquisitions was $42,019.

The change in goodwill by segment for 2002 and 2003 is as follows:

                                                         NORTH AMERICA         EAME         TOTAL
                                                         -------------         ----         -----
Balance at December 31, 2001                             $     138,444      $        -   $    138,444
Acquisitions and contingent earnout obligations                 19,459               -         19,459
                                                         -------------      ----------   ------------
Balance at December 31, 2002                                   157,903               -        157,903
Acquisitions and contingent earnout obligations                 41,307          19,823         61,130
                                                         -------------      ----------   ------------
Balance at December 31, 2003                             $     199,210      $   19,823   $    219,033
                                                         -------------      ----------   ------------

Impairment Testing--SFAS No. 142 "Goodwill and Other Intangible Assets" states goodwill and indefinite-lived intangible assets are no longer amortized to earnings, but instead are reviewed for impairment at least annually. The amortization of existing goodwill and indefinite-lived intangible assets at June 30, 2001 ceased at January 1, 2002. Goodwill on acquisitions completed subsequent to June 30, 2001, is not amortized. Our adoption of SFAS No. 142 resulted in no goodwill and indefinite-lived intangibles amortization in 2002 compared with $4,196 in 2001. SFAS No. 142 prescribes a two-phase process for testing of goodwill, which is performed annually, absent any indicators of impairment. The first phase screens for impairment, while the second phase (if necessary) measures impairment. We have elected to perform our annual analysis during the fourth quarter of each year based upon goodwill balances as of the end of the third calendar quarter. Upon completion of our 2003 impairment test, no impairment charge was necessary. Impairment testing was accomplished by comparing an estimate of discounted future cash flows to the net book value of each reporting unit. Multiples of each reporting unit's earnings before interest, taxes, depreciation and amortization were also utilized in our analysis as a comparative measure. There can be no assurance that future goodwill impairment tests will not result in a charge to earnings.

Pro Forma Information--The following table provides comparative results for the years ended December 31, 2003, 2002, and 2001 for the effects resulting from our adoption of SFAS No. 142:

                                                                   2003         2002         2001
                                                                   ----         ----         ----
Net income                                                      $    65,954  $    50,149  $    19,703
Add back: Goodwill and other indefinite-lived intangibles
   amortization (Net of taxes of $1,469)                                  -            -        2,727
                                                                -----------  -----------  -----------
Pro forma net income                                            $    65,954  $    50,149  $    22,430
                                                                ===========  ===========  ===========
Net income per share
     Basic:
     Net income                                                 $      1.46  $      1.16  $      0.46
     Goodwill and other indefinite-lived intangibles
       amortization, net of taxes                                         -            -         0.06
                                                                -----------  -----------  -----------
     Pro forma net income                                       $      1.46  $      1.16  $      0.52
                                                                ===========  ===========  ===========
   Diluted:
     Net income                                                 $      1.39  $      1.12  $      0.44
     Goodwill and other indefinite-lived intangibles
       amortization, net of taxes                                         -            -         0.06
                                                                -----------  -----------  -----------
     Pro forma net income                                       $      1.39  $      1.12  $      0.50
                                                                ===========  ===========  ===========

OTHER INTANGIBLE ASSETS

In accordance with SFAS No. 142, the following table provides information concerning our other intangible assets for the years ended December 31, 2003 and 2002:

                                                                                 2003                          2002
                                                                     ----------------------------   ----------------------------
                                                                     Gross Carrying   Accumulated   Gross Carrying  Accumulated
                                                                         Amount      Amortization        Amount     Amortization
                                                                     --------------  ------------   --------------  ------------
Amortized intangible assets
     Technology (3 to 11 years)                                      $        6,221  $     (3,795)  $        6,221  $     (2,487)
     Non-compete agreements (4 to 8 years)                                    4,810        (2,648)           4,810        (1,766)
     Strategic alliances, customer contracts, patents (3 to 11
     years)                                                                   2,695        (1,051)           2,775          (714)
                                                                     --------------  ------------   --------------  ------------
       Total                                                         $       13,726  $     (7,494)  $       13,806  $     (4,967)
                                                                     ==============  ============   ==============  ============
Unamortized intangible assets
     Tradenames                                                      $       24,717                 $       24,717
                                                                     ==============                 ==============

The change in other intangibles compared with 2002 primarily relates to amortization. Intangible amortization for the years ended 2003, 2002 and 2001 was $2,548, $2,529 and $1,623, respectively. For the years ended 2004, 2005, 2006, 2007 and 2008, amortization of existing intangibles is anticipated to be $1,823, $1,561, $694, $694 and $694, respectively.

8. SUPPLEMENTAL BALANCE SHEET DETAIL

                                                                       2003            2002
                                                                       ----            ----
COMPONENTS OF PROPERTY AND EQUIPMENT
Land and improvements                                              $   21,860      $    20,837
Buildings and improvements                                             52,776           40,421
Plant and field equipment                                             149,075          130,103
                                                                   ----------      -----------
   Total property and equipment                                       223,711          191,361
Accumulated depreciation                                              (99,206)         (82,090)
                                                                   ----------      -----------
   Net property and equipment                                      $  124,505      $   109,271
                                                                   ==========      ===========
COMPONENTS OF ACCRUED LIABILITIES
Payroll, vacation, bonuses and profit-sharing                      $   34,692      $    25,225
Self-insurance/retention reserves                                      11,387            8,199
Interest payable                                                        2,622            3,169
Postretirement benefit obligations                                      5,286            4,237
Pension obligation                                                      2,210            1,880
Discontinued operations, net                                              619            1,367
Voluntary resignation offer                                             1,958            3,099
Contract cost and other accruals                                       36,463           27,479
                                                                   ----------      -----------
   Accrued liabilities                                             $   95,237      $    74,655
                                                                   ==========      ===========
COMPONENTS OF OTHER NON-CURRENT LIABILITIES
Postretirement benefit obligations                                 $   32,598      $    27,902
Self-insurance/retention reserves                                      13,150           13,046
Pension obligation                                                      9,556            9,476
Other                                                                  16,679           12,037
                                                                   ----------      -----------
   Other non-current liabilities                                   $   71,983      $    62,461
                                                                   ==========      ===========

9. DEBT

The following summarizes our outstanding debt at December 31:

                                                                       2003           2002
                                                                       ----           ----
CURRENT:
     Notes payable                                                 $    1,901      $        14
                                                                   ----------      -----------
LONG-TERM:
    NOTES:
    7.34% Senior Notes maturing July 2007.  Principal due in
    equal annual installments of $25,000 from 2005 through 2007.
       Interest payable semi-annually                              $   75,000      $    75,000
    REVOLVING CREDIT FACILITIES:
    $233,333 three-year revolver expiring August 2006.  Interest at prime plus a margin or the British Bankers Association
       settlement rate plus a margin as described below                     -
                                                                   ----------      -----------
    Long-term debt                                                 $   75,000      $    75,000
                                                                   ----------      -----------

Notes payable consist of $1,900 of remaining payments due in connection with our acquisition of Petrofac, which are payable in monthly installments through the second quarter of 2004, and $1 of short-term borrowings under commercial credit facilities. The borrowings had a weighted average interest rate of 0% and 2.5% at December 31, 2003 and 2002, respectively.

In August 2003, we terminated our existing revolving credit facilities and replaced them with a committed and unsecured three-year $233,333 revolving credit facility, which terminates in August 2006. As of December 31, 2003, no direct borrowings existed under the facility, but we had issued $135,081 of letters of credit against the facility. As of December 31, 2003, we had $98,252 of available capacity under the facility for future operating or investing needs. The facility contains certain restrictive covenants including minimum levels of net worth, fixed charge and leverage ratios, among other restrictions. The facility also places restrictions on us with regard to subsidiary indebtedness, sales of assets, liens, investments, type of business conducted, and mergers and acquisitions, among other restrictions. In addition to interest on debt borrowings, we are assessed quarterly commitment fees on the unutilized portion of the credit facilities as well as letter of credit fees on outstanding instruments. The interest, letter of credit fee and commitment fee percentages are based upon our quarterly leverage ratio.

In August 2003, we also entered into a new $116,667 letter of credit facility, which is subject to the same restrictions as the new $233,333 revolving credit facility, and terminates in August 2008. Additionally, we have available various other short-term, non-U.S. uncommitted revolving credit facilities of approximately $236,563. These facilities are generally used to provide letters of credit or bank guarantees to customers in the ordinary course of business to support advance payments, as performance guarantees or in lieu of retention on our contracts. At December 31, 2003, we had available capacity of $198,025 under these facilities. We were in compliance with all covenants at December 31, 2003.

Our $75,000 of senior notes also contain a number of restrictive covenants, including minimum levels of net worth and debt and fixed charge ratios, among other restrictions. The notes also place restrictions on us with regard to investments, other debt, subsidiary indebtedness, sales of assets, liens, nature of business conducted and mergers, among other restrictions. We were in compliance with all covenants at December 31, 2003.

Capitalized interest was insignificant in 2003, 2002 and 2001.

10. FINANCIAL INSTRUMENTS

FORWARD CONTRACTS--At December 31, 2003 our forward contracts to hedge intercompany loans, which matured within seven days following the year end, are summarized as follows:

                                                                        WEIGHTED AVERAGE
      CURRENCY SOLD          CURRENCY PURCHASED      CONTRACT AMOUNT      CONTRACT RATE
      -------------          ------------------      ---------------      -------------
Euros                        U.S. Dollars            $         5,792                0.83
U.S. Dollars                 British Pounds          $         7,437                0.58
U.S. Dollars                 Canadian Dollars        $         5,395                1.30
U.S. Dollars                 Australian Dollars      $        20,051                1.35
U.S. Dollars                 South African Rand      $         1,071                6.22
                             ==================      ===============    ================

At December 31, 2003 our forward contracts to hedge certain operating exposures included $23,197 to buy Euros at a weighted average contract rate of 0.86. These contracts were designated as "cash flow hedges" under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." At December 31, 2003, the fair value of these contracts was $2,026, and any hedge ineffectiveness was not significant.

FAIR VALUE--The carrying value of our cash and cash equivalents, accounts receivable, accounts payable, notes payable and forward contracts approximates their fair values because of the short term nature of these instruments. At December 31, 2003 and 2002, the fair value of our long-term debt was $82,041 and $80,748, respectively, based on current market rates for debt with similar credit risk and maturities.

11. RETIREMENT BENEFITS

DEFINED CONTRIBUTION PLANS--We sponsor two contributory defined contribution plans for eligible employees which consist of a voluntary pre-tax salary deferral feature, a matching contribution, and a profit-sharing contribution in the form of cash or our common stock to be determined annually. For the years ended December 31, 2003, 2002 and 2001, we expensed $11,340, $10,989 and $9,464, respectively, for these plans.

In addition, we sponsor several other defined contribution plans that cover salaried and hourly employees for which we do not provide matching contributions. The cost of these plans to us was not significant in 2003, 2002 and 2001.

DEFINED BENEFIT AND OTHER POSTRETIREMENT PLANS--We currently sponsor various defined benefit pension plans covering certain employees of our North America and EAME segments. In connection with the John Brown acquisition, we assumed certain pension obligations related to its employees.

We also provide certain health care and life insurance benefits for our retired employees through three health care and life insurance benefit programs. In connection with the John Brown and Petrofac acquisitions in 2003 and TPA acquisition in 2002, we assumed certain postretirement benefit obligations related to their employees. Retiree health care benefits are provided under an established formula, which limits costs based on prior years of service of retired employees. These plans may be changed or terminated by us at any time.

We use a December 31 measurement date for the majority of our plans. During 2004, we expect to contribute $4,929 and $3,006 to our defined benefit and other postretirement plans, respectively.

The following tables provide combined information for our defined benefit and other postretirement plans:

COMPONENTS OF NET PERIODIC BENEFIT COST                  DEFINED BENEFIT PLANS              OTHER POSTRETIREMENT PLANS
                                                      --------------------------           -----------------------------
                                                         2003      2002      2001             2003      2002      2001
                                                      --------  --------   ------          --------  --------  ---------
Service cost                                          $  2,898  $    180   $   163         $  1,679  $    999  $     778
Interest cost                                            1,150       973       968            1,871     1,453      1,234
Expected return on plan assets                          (1,429)   (1,354)   (1,449)               -         -          -
Amortization of prior service costs                          9         8         -             (101)     (101)      (101)
Recognized net actuarial loss (gain)                       411       102       207               94         1        (14)
                                                      --------  --------   -------         --------  --------  ---------
Net periodic benefit expense (income)                 $  3,039  $    (91)  $  (111)        $  3,543  $  2,352  $   1,897
                                                      --------  --------   -------         --------  --------  ---------

CHANGE IN BENEFIT OBLIGATION

                                                         2003       2002               2003      2002
                                                      ----------  --------           ---------  --------
Benefit obligation at beginning of year               $   15,579  $ 14,547           $  23,607  $  18,659
Acquisition                                                3,857         -               7,009        897
Service cost                                               2,898       180               1,679        999
Interest cost                                              1,150       973               1,871      1,453
Actuarial loss                                               607     1,110               1,897      3,020
Effect of plan change                                          -         -              (2,014)         -
Plan participants' contributions                             412         -                 893        686
Benefits paid                                             (1,404)   (1,318)             (3,507)    (2,107)
Currency translation                                       2,201        87                 266          -
                                                      ----------  --------           ---------  --------
Benefit obligation at end of year                     $   25,300    15,579           $  31,701  $  23,607
                                                      ----------  --------           ---------  --------

CHANGE IN PLAN ASSETS

                                                         2003      2002               2003      2002
                                                      ----------  --------           ---------  --------
Fair value at beginning of year                       $   15,221  $ 17,429           $       -  $       -
Acquisition                                                3,555         -                   -          -
Actual return (loss) on plan assets                        3,064    (1,089)                  -          -
Benefits paid                                             (1,404)   (1,318)             (3,507)    (2,107)
Employer contribution                                      2,153        43               2,614      1,421
Plan participants' contributions                             412         -                 893        686
Currency translation                                       2,951       156                   -          -
                                                      ----------  --------           ---------  ---------
Fair value at end of year                             $   25,952  $ 15,221           $       -  $       -
                                                      ----------  --------           ---------  ---------
Funded status                                         $      652  $   (356)          $ (31,701) $ (23,607)
Unrecognized net prior service costs                         106        94              (2,689)      (776)
Unrecognized net actuarial loss                            4,045     4,870               5,588      2,962
                                                      ----------  --------           ---------  ---------
Net amount recognized                                 $    4,803  $  4,608           $ (28,802) $ (21,421)
                                                      ==========  ========           =========  =========
Amounts recognized in the balance
sheet consist of:
Prepaid benefit cost                                  $    8,151  $  7,274           $       -  $       -
Accrued benefit cost                                      (4,525)   (4,242)            (28,802)   (21,421)
Accumulated other comprehensive loss, before taxes         1,177     1,576                   -          -
                                                      ----------  --------           ---------  ---------
Net amount recognized                                 $    4,803  $  4,608           $ (28,802) $ (21,421)
                                                      ==========  ========           =========  =========

The accumulated benefit obligation for all defined benefit plans was $23,821 and $15,486 at December 31, 2003 and 2002, respectively.

The following table reflects information for defined benefit plans with an accumulated benefit obligation in excess of plan assets:

                                                                        DECEMBER 31,
                                                                     2003              2002
                                                                     ----              ----
Projected benefit obligation                                       $   8,902        $   8,571
Accumulated benefit obligation                                     $   8,851        $   8,478
Fair value of plan assets                                          $   5,440        $   4,747
                                                                   ---------        ---------

ADDITIONAL INFORMATION

                                                               DEFINED BENEFIT PLANS          OTHER POSTRETIREMENT PLANS
                                                               ---------------------          --------------------------
                                                                 2003         2002                2003          2002
                                                                 ----         ----                ----          ----
(Decrease)/increase in minimum liability included in
   other comprehensive income                                  $   (399)  $   1,391               n/a           n/a
Weighted-average assumptions used to determine benefit
obligations at December 31,
Discount rate                                                      5.80%       6.30%             6.16%         7.25%
Rate of compensation increase (1)                                  4.45%        n/a               n/a           n/a
Weighted-average assumptions used to determine net
periodic benefit cost for the years ended December 31,
Discount rate                                                      5.69%       6.18%             6.21%         7.25%
Expected long-term return on plan assets (2)                       7.26%       7.48%              n/a           n/a
Rate of compensation increase (1)                                  4.45%        n/a               n/a           n/a

(1) The rate of compensation increase in the table relates solely to one defined benefit plan. The rate of compensation increase for our other plans is not applicable as benefits under certain plans are based upon years of service, while the remaining plans primarily cover retirees, whereby future compensation is not a factor.

(2) The expected long-term rate of return on the defined benefit plan assets was derived using historical returns by asset category and expectations for future capital market performance.

Defined Benefit Plans--The defined benefit plans' assets consist primarily of short-term fixed income funds and long-term investments, including equity and fixed-income securities. The following table provides weighted-average asset allocations at December 31, 2003 and 2002, by asset category:

                                                          TARGET            PLAN ASSETS
ASSET CATEGORY AT DECEMBER 31,                         ALLOCATIONS       2003          2002
------------------------------                         -----------       ----          ----
Equity securities                                        60-80%           73%           61%
Debt securities                                          20-40%           23%           34%
Real estate                                                0-5%            2%            3%
Other                                                     0-15%            2%            2%
                                                         -----           ---           ---
   Total                                                   100%          100%          100%

Our investment strategy for benefit plan assets is to maintain a diverse portfolio to maximize a return over the long-term, subject to an appropriate level of risk. Our defined benefit plans' assets are managed by external investment managers with oversight by our internal investment committee.

Other Postretirement Plans--The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") was signed into law on December 8, 2003. As permitted under FSP 106-1, we elected to defer accounting for certain of the effects of the Act pending issuance of final guidance and transition rules in 2004. We are currently reviewing the Act and the potential impact on our U.S. postretirement medical plans. Accordingly, the accumulated postretirement benefit obligation and net periodic benefit costs related to this plan do not reflect the effects of the Act. Once final guidance is issued, previously reported information is subject to change.

The medical plan for retirees, other than those covered by the Howe-Baker and John Brown programs, offers a defined dollar benefit; therefore, a one percentage point increase or decrease in the assumed rate of medical inflation would not affect the accumulated postretirement benefit obligation, service cost and interest cost. Under the Howe-Baker programs, health care cost trend rates are projected at annual rates ranging from 8.9% in 2004 down to 5.0% in 2011. Under the John Brown program, the assumed rate of health care cost inflation is a level 8.5% per annum. Increasing/(decreasing) the assumed health care cost trends by one percentage point for the Howe-Baker and John Brown programs is estimated to increase/(decrease) the accumulated postretirement benefit obligation at December 31, 2003 and the total of the service and interest cost components of net postretirement health care cost for the year then ended as follows:

                                                         1-PERCENTAGE-             1-PERCENTAGE-
                                                         POINT INCREASE            POINT DECREASE
                                                         --------------            --------------
Effect on total of service and interest cost             $        487               $       (400)
Effect on postretirement benefit obligation              $        656               $       (573)

MULTI-EMPLOYER PENSION PLANS--We made contributions to certain union sponsored multi-employer pension plans of $6,417, $4,689 and $5,097 in 2003, 2002 and 2001, respectively. Benefits under these defined benefit plans are generally based on years of service and compensation levels. Under U.S. legislation regarding such pension plans, a company is required to continue funding its proportionate share of a plan's unfunded vested benefits in the event of withdrawal (as defined by the legislation) from a plan or plan termination. We participate in a number of these pension plans, and the potential obligation as a participant in these plans may be significant. The information required to determine the total amount of this contingent obligation, as well as the total amount of accumulated benefits and net assets of such plans, is not readily available.

OBLIGATIONS TO FORMER PARENT--In connection with the 1997 reorganization and initial public offering, we agreed to make fixed payments to our former parent to fund certain defined benefit and postretirement benefit obligations. The remaining obligations were $7,241 and $9,082 at December 31, 2003, for defined benefit and postretirement benefit obligations, respectively. As of December 31, 2002, the defined benefit and postretirement benefit obligations were $8,689 and $10,876, respectively. These obligations are payable with interest ratably through December 2008. Interest expense accruing at a contractual rate of 7.5% per year associated with the defined benefit obligations totaled $639, $747 and $855 for 2003, 2002 and 2001, respectively, and the postretirement benefit obligation, also accruing interest at 7.5% totaled $791, $925 and $1,058 for 2003, 2002 and 2001, respectively.

12. MINORITY INTEREST AND RELATED LONG-TERM RECEIVABLE

As part of our acquisition of Howe-Baker in 2000, we assumed Howe-Baker's minority interest and contingent earnout obligation associated with a majority-owned subsidiary. In 2003, Howe-Baker exercised its call option to purchase the remaining minority interest and also negotiated final settlement of the contingent earnout obligation. Total consideration for the purchase of the minority interest and the earnout obligation was $20,612 cash and satisfaction of a $19,785 receivable due from the minority holder.

13. COMMITMENTS AND CONTINGENCIES

LEASES--Certain facilities and equipment, including project-related field equipment, are rented under operating leases that expire at various dates through 2021. Rent expense on operating leases totaled $20,242, $17,617 and $15,188 in 2003, 2002 and 2001, respectively.

In June 2001, we entered into a sale-leaseback arrangement of our Plainfield, Illinois office with net proceeds of $13,992. The difference between the book value and sale price resulted in a gain, which was deferred and is being amortized over the 20-year life of the lease.

Future minimum payments under non-cancelable operating leases having initial terms of one year or more are as follows:

                                                     AMOUNT
                                                     ------
2004                                              $ 15,765
2005                                                 6,834
2006                                                 5,717
2007                                                 3,727
2008                                                 2,252
Thereafter                                          18,424
                                                  --------

                                                  $ 52,719
                                                  ========

In the normal course of business, we enter into lease agreements with cancellation provisions as well as agreements with initial terms of less than one year. The costs related to these leases have been reflected in rent expense but have been appropriately excluded from the future minimum payments presented above. Amounts related to assets under capital leases were immaterial for the periods presented.

ANTITRUST PROCEEDINGS--On October 25, 2001, the U.S. Federal Trade Commission (the "FTC" or the "Commission") announced its decision to file an administrative complaint (the "Complaint") challenging our February 2001 acquisition of certain assets of the Engineered Construction Division of PDM that we acquired together with certain assets of the Water Division of PDM (The Engineered Construction and Water Divisions of PDM are hereafter sometimes referred to as the "PDM Divisions"). The FTC's Complaint alleged that the acquisition violated Section 7 of the Clayton Antitrust Act and Section 5 of the Federal Trade Commission Act by threatening to substantially lessen competition in four specific markets in which both we and PDM had competed in the United States: liquefied natural gas storage tanks and associated facilities constructed in the United States; liquefied nitrogen, liquefied oxygen and liquefied argon storage tanks constructed in the United States; liquefied petroleum gas storage tanks constructed in the United States; and field erected thermal vacuum chambers (used for the testing of satellites) constructed in the United States. The FTC's Complaint asserted that the consequence of the acquisition will be increased prices in these four markets.

A trial before an FTC Administrative Law Judge was concluded on January 16, 2003. On June 12, 2003, the FTC Administrative Law Judge issued his ruling. The ruling found that our acquisition of PDM assets threatens to substantially lessen competition in the four markets identified above in which both CB&I and PDM participated. As a result of this finding by the FTC Administrative Law Judge, we have been ordered to divest within 180 days of a final order all physical assets, intellectual property and any uncompleted construction contracts of the PDM Divisions that we acquired from PDM to a purchaser approved by the FTC that is able to utilize those assets as a viable competitor.

We believe the FTC Administrative Law Judge's ruling is inconsistent with the law and facts presented at trial. We have appealed the ruling to the full Federal Trade Commission. In addition, the FTC Staff has appealed the sufficiency of the remedies contained in the ruling to the full Federal Trade Commission. Pending issuance of a final order by the Commission, we are subject to an interim order designed to preserve the status quo of the PDM assets, including a requirement that we notify the FTC 60 days before taking any action to dispose of any PDM assets at our Provo, Utah fabrication facility. On November 12, 2003, oral arguments were held before the Commission, which will issue its decision in due course. Until the FTC order becomes final, we expect the impact on our earnings will be minimal. However, the remedies contained in the order, if implemented, could have an adverse effect on us, including an expense relating to a potential write-down of the net book value of the divested assets. If additional remedies sought by the FTC staff are also implemented by the Full Commission, there may be additional adverse financial effects on us.

In addition, we were served with a subpoena for documents on July 23, 2003, by the Philadelphia office of the U.S. Department of Justice, Antitrust Division. The subpoena seeks documents that are in part related to matters that were the subject of testimony in the FTC administrative law trial, as well as documents relating to our Water Division. We are cooperating fully with the investigation. We cannot assure you that proceedings will not result from this investigation.

ENVIRONMENTAL MATTERS--Our operations are subject to extensive and changing U.S. federal, state and local laws and regulations and laws outside the U.S. establishing health and environmental quality standards, including those governing discharges and pollutants into the air and water and the management and disposal of hazardous substances and wastes. This exposes us to potential liability for personal injury or property damage caused by any release, spill, exposure or other accident involving such substances or wastes.

In connection with the historical operation of our facilities, substances which currently are or might be considered hazardous were used or disposed of at some sites that will or may require us to make expenditures for remediation. In addition, we have agreed to indemnify parties to whom we have sold facilities for certain environmental liabilities arising from acts occurring before the dates those facilities were transferred. We are not aware of any manifestation by a potential claimant of its awareness of a possible claim or assessment with respect to any such facility.

We believe that we are currently in compliance, in all material respects, with all environmental laws and regulations. We do not anticipate that we will incur material capital expenditures for environmental controls or for investigation or remediation of environmental conditions during 2004 or 2005.

CONTINGENT EARNOUT OBLIGATIONS--In connection with our acquisition of Howe-Baker in 2000, we assumed two earnout arrangements which are contingent upon the performance of the underlying acquired entities. One of the arrangements which has and will continue to require us to make cash payments to the previous owners expires in July 2004 (of which $3,522 is included in accrued liabilities at December 31, 2003), while the other arrangement was scheduled to expire on or before December 31, 2008 ("2008 Earnout"), subject to certain of our call rights and the put rights of the previous owners. On April 30, 2003, we settled the obligations of the 2008 Earnout as described in Note 12.

OTHER--We are a defendant in a number of lawsuits arising in the normal course of business, including among others, lawsuits wherein plaintiffs allege exposure to asbestos due to work we may have performed at various locations. We have never been a manufacturer, distributor or supplier of asbestos products, and we have in place appropriate insurance coverage for the type of work that we have performed. During 2003, we were named as a defendant in additional asbestos-related lawsuits. To date, we have been able to dismiss or settle all such claims without a material impact on our operating results or financial position and do not currently believe that the asserted claims will have a material adverse effect on our future results of operations or financial position. As a matter of standard policy, we continually review our litigation accrual and as further information is known on pending cases, increases or decreases, as appropriate, may be recorded in accordance with SFAS No. 5, "Accounting for Contingencies."

LETTERS OF CREDIT/BANK GUARANTEES/SURETY BONDS

Ordinary Course Commitments--In the ordinary course of business, we may obtain surety bonds and letters of credit, which we provide to our customers to secure advance payment, our performance under the contracts or in lieu of retention being withheld on our contracts. In the event of our non-performance under a contract and an advance being made by a bank pursuant to a draw on a letter of credit, the advance would become a borrowing under a credit facility and thus our direct obligation. Where a surety incurs such a loss, an indemnity agreement between the parties and us may require payment from our excess cash or a borrowing under our revolving credit facilities. When a contract is completed, the contingent obligation terminates and the bonds or letters of credit are returned. At December 31, 2003, we had provided $637,511 of surety bonds and letters of credit to support our contracting activities in the ordinary course of business. This amount fluctuates based on the mix and level of contracting activity.

Insurance--We have elected to retain portions of losses, if any, through the use of deductibles and self-insured retentions for our exposures related to third-party liability and workers' compensation. Liabilities in excess of these amounts are the responsibilities of an insurance carrier. To the extent we are self-insured for these exposures, reserves (Note 8) have been provided based on management's best estimates with input from our legal and insurance advisors. Changes in assumptions, as well as changes in actual experience, could cause these estimates to change in the near term. Our management believes that the reasonably possible losses, if any, for these matters, to the extent not otherwise disclosed and net of recorded reserves, will not be material to our financial position or results of operations. At December 31, 2003, we had outstanding surety bonds and letters of credit of $17,808 relating to our insurance program.

14. SHAREHOLDERS' EQUITY

STOCK SPLIT -- On January 22, 2003, we declared a two-for-one stock split effective in the form of a stock dividend paid February 10, 2003 to stockholders of record at the close of business on February 3, 2003. All share numbers and amounts have been adjusted for the stock split for all periods presented.

STOCK HELD IN TRUST -- During 1999, we established a Trust to hold 1,411,120 unvested restricted stock units (valued at $9.00 per share) for two executive officers. The restricted stock units, which vested in March 2000, entitle the participants to receive one common share for each stock unit on the earlier of
(i) the first business day after termination of employment, or (ii) a change of control. These shares are considered outstanding for basic and diluted EPS computations. The total value of the shares initially placed in the Trust was $12,735.

From time to time, we grant restricted shares to key employees under our Long-Term Incentive Plans. The restricted shares are transferred to the trust and held until the vesting restrictions lapse, at which time the shares are released from the Trust and distributed to the employees. During 2001, 272,314 restricted stock units were distributed from the Trust in connection with the departure of a former executive.

TREASURY STOCK -- Under Dutch law and our Articles of Association, we may hold no more than 10% of our issued share capital at any time. In order to allow implementation of proposed repurchases of our share capital authorized by the shareholders which might be in excess of 10% (and up to 30%), we must dispose of or cancel shares which have been repurchased. From time to time, we request authority from our shareholders at the Annual General Meeting of Shareholders to cancel up to 20% of the current issued share capital in multiple tranches, with no tranche to exceed 10%. We cancelled shares in 2001.

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) -- The components of accumulated other comprehensive income (loss) are as follows:

                                      CURRENCY       UNREALIZED          MINIMUM        UNREALIZED FAIR   ACCUMULATED OTHER
                                     TRANSLATION    LOSS ON DEBT    PENSION LIABILITY    VALUE OF CASH      COMPREHENSIVE
                                     ADJUSTMENT    SECURITIES (1)       ADJUSTMENT      FLOW HEDGES (2)     INCOME (LOSS)
                                     -----------   -------------    -----------------   ---------------   -----------------
Balance at January 1, 2001           $    (9,872)  $            -   $               -   $             -   $          (9,872)
                                     -----------   --------------   -----------------   ---------------   -----------------
Change in 2001 [net of tax of
$1,402, $254, $65, and $0]                (2,603)            (473)               (120)                -              (3,196)
                                     -----------   --------------   -----------------   ---------------   -----------------
Balance at December 31, 2001             (12,475)            (473)               (120)                -             (13,068)
Change in 2002 [net of tax of
$1,620, ($56), $487 and $0]               (3,008)             105                (904)                -              (3,807)
                                     -----------   --------------   -----------------   ---------------   -----------------
Balance at December 31, 2002             (15,483)            (368)             (1,024)                -             (16,875)
Change in 2003 [net of tax of
($2,996), ($56), ($140) and ($709)]        5,564              105                 259             1,317               7,245
                                     -----------   --------------   -----------------   ---------------   -----------------
Balance at December 31, 2003         $    (9,919)  $         (263)  $            (765)  $         1,317   $          (9,630)
                                     ===========   ==============   =================   ===============   =================


(1) The unrealized loss on debt securities resulted from a mark-to-market loss on a cash flow hedge for our $75,000 private placement debt issuance in 2001.
(2) The unrealized fair value of cash flow hedges will be reclassified into earnings upon settlement of the underlying purchase obligations, which are anticipated to be settled within the next 12 months. See Note 10 for additional discussion relative to our financial instruments.

15. STOCK PLANS

EMPLOYEE STOCK PURCHASE PLAN -- During 2001, the shareholders adopted an employee stock purchase plan under which sale of 1,000,000 shares of our common stock has been authorized. Employees may purchase shares at a discount on a quarterly basis through regular payroll deductions of up to 8% of their compensation. The shares are purchased at 85% of the closing price per share on the first trading day following the end of the calendar quarter. As of December 31, 2003, 662,661 shares remain available for purchase.

LONG-TERM INCENTIVE PLANS -- Under our 1997 and 1999 Long-Term Incentive Plans, as amended (the "Incentive Plans"), we can issue shares in the form of stock options, performance shares or restricted shares. Total compensation expense of $3,962, $756 and $1,125 was recognized for the Incentive Plans in 2003, 2002 and 2001, respectively. Of the 8,363,510 shares authorized for grant under the Incentive Plans, 1,699,231 shares remain available for grant at December 31, 2003.

Stock Options -- Stock options are generally granted at the fair market value on the date of grant and expire after 10 years. Options granted to executive officers and other key employees typically vest over a three- to four-year period, while options granted to Supervisory Directors vest over a one-year period. The following table summarizes the changes in stock options for the years ended December 31, 2003, 2002 and 2001:

                                                                                       WEIGHTED AVERAGE
                                     Stock Options     Exercise Price Per Share    EXERCISE PRICE PER SHARE
                                     -------------   ---------------------------   ------------------------
Outstanding at January 1, 2001           4,039,778   $      4.60  -  $      9.00   $                   8.12
Granted                                    293,580   $     10.50  -  $     17.05   $                  12.63
Forfeited                                  (38,960)                  $      8.35   $                   8.35
Exercised                                 (365,078)  $      4.60  -  $      9.00   $                   8.17
                                     -------------   ---------------------------   ------------------------
Outstanding at December 31, 2001         3,929,320   $      4.60  -  $     17.05   $                   8.45
Granted                                    944,672   $     12.50  -  $     16.07   $                  14.05
Forfeited                                  (18,866)  $      6.75  -  $     16.93   $                  11.67
Exercised                                 (215,788)  $      6.57  -  $      9.00   $                   8.25
                                     -------------   ---------------------------   ------------------------
Outstanding at December 31, 2002         4,639,338   $      4.60  -  $     17.05   $                   9.59
Granted                                    399,053   $     14.56  -  $     23.13   $                  15.40
Forfeited                                  (54,344)  $      8.34  -  $     23.13   $                   8.76
Exercised                               (1,402,478)  $      4.60  -  $     16.93   $                   8.15
                                        ----------   ---------------------------   ------------------------
Outstanding at December 31, 2003         3,581,569   $      5.50  -  $     23.13   $                  10.82
                                        ==========   ===========================   ========================

The weighted average fair value of options granted during 2003, 2002 and 2001 was $6.99, $6.20 and $6.58, respectively. The number of outstanding fixed stock options exercisable at December 31, 2002 and 2001 was 2,247,546 and 939,820, respectively. These options had a weighted average exercise price of $8.23 and $7.84 at December 31, 2002 and 2001, respectively.

The following summarizes information about stock options outstanding at December 31, 2003:

                                Options Outstanding                       Options Exercisable
               ---------------------------------------------------   ------------------------------
                               Weighted Average
  Range of         Number        Remaining        Weighted Average      Number     Weighted Average
Exercise Prices  Outstanding   Contractual Life    Exercise Price    Exercisable   Exercise Price
---------------  -----------   ----------------   ----------------   -----------   ----------------
$5.50 - $8.34      1,714,950         6.6          $           8.11     1,639,302   $           8.12
$9.00 - $14.85     1,627,647         7.3          $          12.77       618,889   $          11.07
$15.00 - $23.13      238,972         8.5          $          16.91        67,989   $          16.06
---------------    ---------         ---          ----------------     ---------   ----------------
                   3,581,569         7.1          $          10.82     2,326,180   $           9.14
                   =========         ===          ================     =========   ================

Restricted Shares -- Restricted shares generally vest over four years. The following table shows the changes in restricted shares:

                                                        2003            2002          2001
                                                     -----------    -----------    -----------
Shares subject to restriction at beginning of year       326,018        476,814        600,336
Restricted share grants                                   44,499         43,840        110,366
Restricted share distributions                          (129,775)      (193,796)      (232,128)
Restricted share forfeitures                                   -           (840)        (1,760)
                                                     -----------    -----------    -----------
Shares subject to restriction at end of year             240,742        326,018        476,814
                                                     ===========    ===========    ===========

Performance Shares -- Performance shares generally vest over three years, subject to achievement of specific Company performance goals. During 2003, 193,513 performance shares were granted with a weighted-average grant-date fair value of $14.80. No performance shares were granted during 2002 or 2001.

16. INCOME TAXES

                                                                 2003         2002         2001
                                                              ----------   ----------   -----------
SOURCES OF INCOME BEFORE INCOME TAXES AND MINORITY INTEREST
                                                              ----------   ----------   -----------
U.S.                                                          $   45,612   $   32,896   $     3,277
Non-U.S.                                                          52,450       39,298        44,628
                                                              ----------   ----------   -----------
                      Total                                   $   98,062   $   72,194   $    47,905
                                                              ==========   ==========   ===========
INCOME TAX EXPENSE
                                                              ----------   ----------   -----------
Current income taxes
                      U.S. (Federal and State)                $   (7,927)  $     (736)    $       -
                      Non-U.S.                                   (10,579)      (6,512)       (7,438)
                                                              ----------   ----------   -----------
                                                                 (18,506)      (7,248)       (7,438)
                                                              ----------   ----------   -----------
Deferred income taxes
                      U.S. (Federal and State) (1)                (7,814)     (11,614)       (2,392)
                      Non-U.S.                                    (3,393)      (1,371)       (3,650)
                                                              ----------   ----------   -----------
                                                                 (11,207)     (12,985)       (6,042)
                                                              ----------   ----------   -----------
                      Total income tax expense                $  (29,713)  $  (20,233)  $   (13,480)
                                                              ==========   ==========   ===========

(1) During 2003 and 2002, we utilized $3,338 and $6,612 of Deferred Tax Asset, respectively, related to U.S. NOLs.

RECONCILIATION OF INCOME TAXES AT THE NETHERLANDS' STATUTORY RATE AND INCOME TAX (EXPENSE) BENEFIT
Tax expense at statutory rate                                 $  (33,831)  $  (24,907)  $   (16,767)
State income taxes                                                  (765)        (479)         (478)
Other country statutory tax rate differential                      3,906        6,908         4,541
Extraterritorial income exclusion                                  2,477            -             -
Other, net                                                        (1,500)      (1,755)         (776)
                                                              ----------   ----------   -----------
Income tax expense                                            $  (29,713)  $  (20,233)  $   (13,480)
                                                              ==========   ==========   ===========
Effective tax rate                                                  30.3%        28.0%         28.1%

Our statutory rate was The Netherlands' rate of 34.5% in 2003 and 2002, and 35% in 2001.

The principal temporary differences included in deferred income taxes reported on the December 31, 2003 and 2002 balance sheets were:

                                                          2003         2002
                                                       ----------   ----------
CURRENT DEFERRED TAXES
                                                       ----------   ----------
Tax benefit of U.S. operating losses and credits       $    5,804   $    4,336
Contract revenue and costs                                  9,459        7,487
Employee compensation and benefit plan reserves             3,522        1,541
Voluntary resignation offer                                   695          918
Other                                                       4,029        3,574
                                                       ----------   ----------
CURRENT DEFERRED TAX ASSET                             $   23,509   $   17,856
                                                       ----------   ----------

NON-CURRENT DEFERRED TAXES
                                                       ----------   ----------
Tax benefit of U.S. operating losses and credits       $    2,242   $    3,481
Tax benefit of non-U.S. operating losses and credits       13,383       12,928
Employee compensation and benefit plan reserves             3,268        6,485
Non-U.S. activity                                           7,492       10,106
Insurance reserves                                          6,210        7,167
                                                       ----------   ----------
Non-current deferred tax asset                             32,595       40,167
Less: valuation allowance                                 (13,363)     (10,497)
                                                       ----------   ----------
                                                           19,232       29,670
Depreciation and amortization                             (18,100)     (10,586)
Other                                                     (11,311)     (11,558)
                                                       ----------   ----------
Non-current deferred tax liability                        (29,411)     (22,144)
                                                       ----------   ----------
NET NON-CURRENT DEFERRED TAX (LIABILITY) ASSET         $  (10,179)  $    7,526
                                                       ----------   ----------
NET DEFERRED TAX ASSETS                                $   13,330   $   25,382
                                                       ==========   ==========

As of December 31, 2003, neither income taxes nor withholding taxes have been provided on the undistributed earnings of our U.S. companies and their subsidiaries since it is our intention not to remit these earnings. We intend to permanently reinvest the unremitted earnings of our U.S. companies and their subsidiaries in those businesses and, therefore, have not provided for deferred taxes on such unremitted foreign earnings. We did not record any Netherlands deferred income taxes on undistributed earnings of our other subsidiaries and affiliates at December 31, 2003. If any such undistributed earnings were distributed, the Netherlands participation exemption should become available under current law to significantly reduce or eliminate any resulting Netherlands income tax liability.

As of December 31, 2003, we had U.S. net operating loss carryforwards ("NOLs") of approximately $17,563, of which $13,413 is subject to limitation under Internal Revenue Code Section 382. The U.S. NOLs will expire from 2019 to 2021. As of December 31, 2003, our Central and South America ("CSA") segment had NOLs of approximately $3,549. We believe that it is more likely than not that the CSA NOLs will not be utilized. Therefore, a full valuation allowance has been placed against the CSA NOLs. Likewise, our Europe, Africa, Middle East ("EAME") and Asia Pacific ("AP") segments had NOLs of approximately $35,918. We believe that it is more likely than not that $35,738 of the EAME and AP NOLs will not be utilized. Therefore, a valuation allowance has been placed against the EAME and AP NOLs in the amount of $35,738. As of December 31, 2003, we had a foreign tax credit in the amount of $1,899. A valuation allowance has been placed against the foreign tax credit in the amount of $1,497.

17. SEGMENT INFORMATION

We manage our operations by four geographic segments: North America; Europe, Africa, Middle East; Asia Pacific; and Central and South America. Each geographic segment offers similar services.

The Chief Executive Officer evaluates the performance of these four segments based on revenues and income from operations excluding exit costs/special charges. Each segment's performance reflects the allocation of corporate costs, which were based primarily on revenues. No customer accounted for more than 10% of revenues. Intersegment revenues are not material.

The following table presents revenues by geographic segment:

                                  2003           2002           2001
                              ------------   ------------   ------------
REVENUES
North America                 $    970,851   $    801,624   $    726,629
Europe, Africa, Middle East        329,947        132,853        124,226
Asia Pacific                       218,201         95,935         39,917
Central and South America           93,278        118,066        191,052
                              ------------   ------------   ------------
  Total revenues              $  1,612,277   $  1,148,478   $  1,081,824
                              ============   ============   ============

The following table indicates revenues for individual countries in excess of 10% of consolidated revenues during any of the three years ended December 31, 2003, based on where we performed the work:

                   2003         2002          2001
                ----------   ----------   ----------
United States   $  901,871   $  750,935   $  665,217
Australia       $  175,180   $   66,962   $    6,848

The following tables present income from operations, assets and capital expenditures by geographic segment:

                                                                         2003         2002         2001
                                                                      ----------   ----------   ----------
INCOME (LOSS) FROM OPERATIONS, EXCLUDING EXIT COSTS/SPECIAL CHARGES
North America                                                         $   67,762   $   52,100   $   42,161
Europe, Africa, Middle East                                               17,384        3,603        1,402
Asia Pacific                                                               6,000        2,270         (203)
Central and South America                                                 12,195       23,712       20,769
                                                                      ----------   ----------   ----------
  Total income from operations, excluding exit costs/special charges  $  103,341   $   81,685   $   64,129
                                                                      ==========   ==========   ==========
                                                                         2003         2002         2001
                                                                      ----------   ----------   ----------
EXIT COSTS/SPECIAL CHARGES (NOTE 4)                                   $        -   $    3,972   $    9,686
                                                                      ==========   ==========   ==========
                                                                         2003         2002         2001
                                                                      ----------   ----------   ----------
INCOME (LOSS) FROM OPERATIONS
North America                                                         $   67,762   $   49,413   $   36,272
Europe, Africa, Middle East                                               17,384        3,032         (274)
Asia Pacific                                                               6,000        1,950         (538)
Central and South America                                                 12,195       23,318       18,983
                                                                      ----------   ----------   ----------
  Total income from operations                                        $  103,341   $   77,713   $   54,443
                                                                      ==========   ==========   ==========
                                                                         2003         2002         2001
                                                                      ----------   ----------   ----------
ASSETS
North America                                                         $  724,082   $  581,046   $  501,538
Europe, Africa, Middle East                                              140,601       85,474       59,228
Asia Pacific                                                              38,192       31,246       25,786
Central and South America                                                 26,611       42,670       61,713
                                                                      ----------   ----------   ----------
  Total assets                                                        $  929,486   $  740,436   $  648,265
                                                                      ==========   ==========   ==========

Our revenues earned and assets attributable to operations in The Netherlands were not significant in any of the three years ended December 31, 2003. Our long-lived assets are considered to be net property and equipment. Approximately 84% of these assets were located in the United States for the year ended December 31, 2003, while the other 16% were strategically located throughout the world.

                                 2003        2002       2001
                              ---------   ---------  ---------
CAPITAL EXPENDITURES
North America                 $  23,991   $  20,123   $  7,448
Europe, Africa, Middle East       6,926       2,718        779
Asia Pacific                        212       1,037         56
Central and South America           157          49        634
                              ---------   ---------  ---------
  Total capital expenditures  $  31,286   $  23,927   $  8,917
                              =========   =========   ========

Although we manage our operations by the four geographic segments, revenues by project type are shown below:

                                                 2003          2002           2001
                                              -----------   -----------   -----------
Revenues
Process and Technology                        $   582,712   $   331,200   $   209,434
Standard Tanks                                    368,946       430,954       459,022
Low Temperature/Cryogenic Tanks and Systems       285,334       109,312       135,392
Repairs and Turnarounds                           167,994       113,633       154,584
Specialty and Other Structures                    116,059       101,603        71,995
Pressure Vessels                                   91,232        61,776        51,397
                                              -----------   -----------   -----------
  Total revenues                              $ 1,612,277   $ 1,148,478   $ 1,081,824
                                              ===========   ===========   ===========

18. QUARTERLY OPERATING RESULTS AND COMMON STOCK DIVIDENDS (UNAUDITED)

QUARTERLY OPERATING RESULTS -- The following table sets forth our selected unaudited consolidated income statement information on a quarterly basis for the two years ended December 31, 2003:

QUARTER ENDED 2003                 March 31       June 30        Sept. 30         Dec. 31
--------------------------------------------------------------------------------------------
Revenues                         $   322,309   $    389,309    $     429,123    $    471,536
Gross profit                     $    39,661   $     49,355    $      51,513    $     56,033
Net income                       $    12,764   $     16,464    $      18,028    $     18,698
Net income per share - basic     $      0.29   $       0.37    $        0.39    $       0.40
Net income per share - diluted   $      0.28   $       0.35    $        0.37    $       0.39
Common dividends per share       $      0.04   $       0.04    $        0.04    $       0.04

QUARTER ENDED 2002                 March 31       June 30        Sept. 30         Dec. 31
--------------------------------------------------------------------------------------------
Revenues                         $   259,272   $    284,686    $     275,831    $    328,689
Gross profit                     $    35,090   $     38,138    $      38,267    $     44,056
Net income                       $    10,258   $     12,394    $      13,174    $     14,323
Net income per share - basic     $      0.24   $       0.29    $        0.30    $       0.32
Net income per share - diluted   $      0.24   $       0.28    $        0.29    $       0.31
Common dividends per share       $      0.03   $       0.03    $        0.03    $       0.03

SHAREHOLDER INFORMATION -- Our Common Stock is traded on the New York Stock Exchange. As of February 26, 2004, we had approximately 9,970 shareholders. The following table presents the range of Common Stock prices on the New York Stock Exchange for the years ended December 31, 2003 and 2002:

RANGE OF COMMON STOCK PRICES

QUARTER ENDED 2003                March 31       June 30          Sept. 30         Dec. 31
--------------------------------------------------------------------------------------------
High                             $     17.65   $      25.00    $       28.50    $      30.00
Low                              $     14.25   $      16.16    $       22.09    $      24.00
Close                            $     16.24   $      22.68    $       27.16    $      28.90

QUARTER ENDED 2002                March 31       June 30          Sept. 30         Dec. 31
--------------------------------------------------------------------------------------------
High                             $     14.92   $      16.50    $       15.00    $      15.12
Low                              $     12.20   $      12.93    $       11.57    $      11.58
Close                            $     14.86   $      14.10    $       12.00    $      15.10