Form 10-K, Exhibit 13
period 2004-12-31
CHICAGO BRIDGE & IRON CO N V
filed 2005-03-11
CIK 1027884

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

We derived the following summary financial and operating data for the five years ended December 31, 2000 through 2004 from our audited consolidated financial statements, except for “Other Data”. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the related notes, appearing elsewhere in this Annual Report.

(In thousands, except per share and employee data)

Years Ended December 31,	2004 (7)	2003	2002 (6)	2001	2000

Income Statement Data

Revenue	$1,897,182	$1,612,277	$1,148,478	$1,081,824	$611,691
Cost of revenue	1,694,871	1,415,715	992,927	945,048	570,921

Gross profit	202,311	196,562	155,551	136,776	40,770
Selling and administrative expenses	98,503	93,506	73,155	67,519	41,913
Intangibles amortization	1,817	2,548	2,529	5,819	599
Other operating income, net (1)	(88)	(2,833)	(1,818)	(691)	(2,401)
Exit costs / special charges (2)	—	—	3,972	9,686	27,464

Income (loss) from operations	102,079	103,341	77,713	54,443	(26,805)
Interest expense	(8,232)	(6,579)	(7,114)	(8,392)	(5,187)
Interest income	2,233	1,300	1,595	1,854	430

Income (loss) before taxes and minority interest	96,080	98,062	72,194	47,905	(31,562)
Income tax (expense) benefit	(31,284)	(29,713)	(20,233)	(13,480)	4,859

Income (loss) before minority interest	64,796	68,349	51,961	34,425	(26,703)
Minority interest in loss (income)	1,124	(2,395)	(1,812)	(2,503)	(1,341)

Income (loss) from continuing operations	65,920	65,954	50,149	31,922	(28,044)

Discontinued operations: (3)
Loss from discontinued operations, net of taxes	—	—	—	(2,321)	(5,731)
Loss on disposal of discontinued operations, net of taxes	—	—	—	(9,898)	—

Net income (loss)	$65,920	$65,954	$50,149	$19,703	$(33,775)

Per Share Data (2) (5)

Net income (loss)—basic
Income (loss) from continuing operations	$1.38	$1.46	$1.16	$0.74	$(1.49)
Loss from discontinued operations	—	—	—	(0.28)	(0.31)

Net income (loss)	$1.38	$1.46	$1.16	$0.46	$(1.80)

Net income (loss)—diluted
Income (loss) from continuing operations	$1.33	$1.39	$1.12	$0.71	$(1.49)
Loss from discontinued operations	—	—	—	(0.27)	(0.31)

Net income (loss)	$1.33	$1.39	$1.12	$0.44	$(1.80)

Dividends	$0.16	$0.16	$0.12	$0.12	$0.12

Balance Sheet Data

Goodwill	$233,386	$219,033	$157,903	$138,444	$132,426
Total assets	$1,102,718	$932,362	$754,613	$665,975	$553,156
Long-term debt	$50,000	$75,000	$75,000	$75,000	$101,800
Total shareholders’ equity	$469,238	$389,164	$282,147	$212,223	$155,747

Cash Flow Data

Cash flows from operating activities	$132,769	$90,366	$72,030	$105,796	$4,085
Cash flows from investing activities	$(26,051)	$(102,030)	$(36,957)	$(35,775)	$(65,567)
Cash flows from financing activities	$16,754	$22,046	$16,985	$(27,034)	$50,618

Other Financial Data

Gross profit percentage	10.7%	12.2%	13.5%	12.6%	11.3%
Depreciation and amortization	$22,498	$21,431	$19,661	$25,105	$16,838
Capital expenditures	$17,430	$31,286	$23,927	$8,917	$6,353

Other Data

New business taken (4)	$2,614,549	$1,708,210	$1,641,128	$1,160,374	$680,776
Backlog (4)	$2,339,114	$1,590,381	$1,310,987	$835,255	$597,350
Number of employees:
Salaried	3,204	2,895	2,152	2,054	1,676
Hourly and craft	7,824	7,337	4,770	5,204	3,618

FOOTNOTES FOR PREVIOUS TABLE

(1) Other operating income, net generally represents gains on the sale of property, plant and equipment.

(2) In 2002, we recognized special charges of $4.0 million. Included in the 2002 special charges were $3.4 million for personnel costs including severance and personal moving expenses associated with the relocation of our administrative offices, $0.5 million for integration costs related to integration initiatives associated with the acquisition of the Engineered Construction and Water Divisions (“PDM Divisions”) of Pitt-Des Moines, Inc. and $0.4 million for facilities costs relating to the closure and relocation of facilities. During 2002, we also recorded income of $0.4 million in relation to adjustments associated with the sale of our XL Technology Systems, Inc. subsidiary. In 2001, we recognized special charges of $9.7 million. Included in the 2001 special charges were $5.7 million for personnel costs including severance and personal moving expenses associated with the relocation, closure or downsizing of offices, and our voluntary resignation offer; $2.8 million for facilities and other charges related to the sale, closure, downsizing or relocation of operations; and $1.2 million for integration costs primarily related to integration initiatives associated with the PDM Divisions acquisition. In 2000, we recognized special charges of $27.5 million. Included in the 2000 special charges were $22.2 million for payments associated with our voluntary resignation offer, severance and other benefits-related costs and $5.3 million in facilities-related expenses. See Note 4 to our Consolidated Financial Statements for additional details on special charges.

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

(5) On February 25, 2005, we declared a two-for-one stock split effective in the form of a stock dividend payable March 31, 2005 to stockholders of record at the close of business on March 21, 2005. The following per share amounts reflect the pro-forma impact of the stock split for all periods presented:

Years Ended December 31,	2004	2003	2002	2001	2000

Per Share Data - Split Adjusted

Net income (loss)—basic
Income (loss) from continuing operations	$0.69	$0.73	$0.58	$0.37	$(0.75)
Loss from discontinued operations	—	—	—	(0.14)	(0.16)

Net income (loss)	$0.69	$0.73	$0.58	$0.23	$(0.91)

Net income (loss)—diluted
Income (loss) from continuing operations	$0.67	$0.69	$0.56	$0.36	$(0.75)
Loss from discontinued operations	—	—	—	(0.14)	(0.16)

Net income (loss)	$0.67	$0.69	$0.56	$0.22	$(0.91)

Dividends	$0.08	$0.08	$0.06	$0.06	$0.06

(6) We changed our method of accounting for goodwill upon adoption of SFAS No. 142 on January 1, 2002. See Note 6 to our Consolidated Financial Statements.

(7) Included in our 2004 results of operations were significant losses associated with the recognition of potentially unrecoverable costs on two projects, one in our EAME segment’s Saudi Arabia region and the other in our North America segment, as fully described in our “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following “Management’s Discussion and Analysis of Financial Condition and Results of Operations” is provided to assist readers in understanding our financial performance during the periods presented and significant trends which may impact our future performance. This discussion should be read in conjunction with our Consolidated Financial Statements and the related notes thereto included elsewhere in this Annual Report.

We are a global specialty engineering, procurement and construction (“EPC”) company serving customers in a number of key industries including oil and gas; petrochemical and chemical; power; water and wastewater; and metals and mining. We have been helping our customers produce, process, store and distribute the earth’s natural resources for more than 100 years by supplying a comprehensive range of engineered steel structures and systems. We offer a complete package of design, engineering, fabrication, procurement, construction and maintenance services. Our projects include hydrocarbon processing plants, liquefied natural gas (“LNG”) terminals and peak shaving plants, offshore structures, pipelines, bulk liquid terminals, water storage and treatment facilities, and other steel structures and their associated systems. We have been continuously engaged in the engineering and construction industry since our founding in 1889.

RESULTS OF OPERATIONS
Our new business taken, revenue and income from operations in the following geographic segments are as follows:

(In thousands)
Years Ended December 31,	2004	2003	2002

New Business Taken (1)

North America	$1,448,055	$1,105,369	$1,014,375
Europe, Africa, Middle East	962,299	380,493	375,897
Asia Pacific	135,226	147,238	139,907
Central and South America	68,969	75,110	110,949

Total new business taken	$2,614,549	$1,708,210	$1,641,128

Revenue
North America	$1,130,096	$970,851	$801,624
Europe, Africa, Middle East	508,735	329,947	132,853
Asia Pacific	175,883	218,201	95,935
Central and South America	82,468	93,278	118,066

Total revenue	$1,897,182	$1,612,277	$1,148,478

Income From Operations
North America	$73,709	$67,762	$49,413
Europe, Africa, Middle East	12,625	17,384	3,032
Asia Pacific	4,445	6,000	1,950
Central and South America	11,300	12,195	23,318

Total income from operations	$102,079	$103,341	$77,713

(1) New business taken represents the value of new project commitments received by us during a given period. These commitments are included in backlog until work is performed and revenue is recognized or until cancellation.

2004 VERSUS 2003

New Business Taken/Backlog – New business taken was $2.6 billion during 2004, compared with $1.7 billion in 2003. Approximately 55% of the new business taken during 2004 was for contracts awarded in North America. During 2004, new business taken increased 31% in the North America segment, due primarily to significant LNG expansion and peak shaving awards in the United States. New business taken for the Europe, Africa, Middle East (“EAME”) segment increased 153% primarily due to the award of an LNG import terminal project in the United Kingdom valued in excess of $700.0 million. New business taken in our Asia Pacific (“AP”) segment decreased 8% primarily due to fewer standard tank awards in China and Thailand. New business taken in the Central and South America (“CSA”) segment decreased 8% during 2004 as a result of fewer LNG awards in the Caribbean. We anticipate new business in 2005 to range between $2.2 and $2.4 billion due to our strength in markets such as LNG and clean fuels, together with the increased demand for lump sum, turnkey contracting.

Backlog increased $748.7 million or 47% to $2.3 billion at December 31, 2004, primarily due to the LNG import terminal new award in the United Kingdom, noted above.

Revenue – Revenue in 2004 of $1.9 billion increased $285 million, or 18% compared with 2003. The growth over 2003 was primarily attributable to strong backlog going into 2004 and progress on significant projects in our North America and EAME segments. Our revenue fluctuates based on the changing project mix and is dependent on the amount and timing of new awards, and on other matters such as project schedules. During 2004, revenue increased 16% in the North America segment and 54% in the EAME segment, but declined 19% in the AP segment and 12% in the CSA segment. The increase in the North America segment related primarily to higher volumes of LNG and turnaround projects in the United States. Revenue growth in the EAME segment resulted from significant LNG projects under way in Nigeria and Russia and the inclusion of a full year of revenue from the John Brown Hydrocarbons Limited (“John Brown”) acquisition made in 2003. AP’s decrease is primarily attributable to the completion of significant projects in Australia, while CSA’s decline was a result of fewer new awards in certain Latin American markets. We anticipate total revenue for 2005 will be between $2.0 and $2.2 billion. Based upon the current backlog, we expect the majority of our 2005 revenue growth to come in the North America and EAME segments.

Gross Profit – Gross profit in 2004 was $202.3 million, or 10.7% of revenue, compared with $196.6 million, or 12.2% of revenue, in 2003. Gross profit as a percentage of revenue fell primarily as a result of the recognition of potentially unrecoverable costs on two projects, one in our EAME segment’s Saudi Arabia region and the other in our North America segment. The overall decrease as a percentage of revenue was partially offset by the impact of strong project execution, which resulted in cost savings.

Saudi Arabian Project

The Saudi project was forecasted to close in a loss position of $1.4 million as of the end of 2003. In the first quarter of 2004, we recognized unanticipated costs for work performed on the project for which we were contractually obligated without the benefit of immediate owner approval. The increased costs were provided for in the period, resulting in a total charge of $6.9 million in the first quarter. Events in the Saudi Arabia region of our EAME segment during the second quarter resulted in an unanticipated level of uncertainty and instability in the region. As a result of disruptions, real or perceived, caused by terrorist activity beginning in May 2004, we incurred additional costs and encountered unexpected difficulties and delays on the Saudi project due to increased physical security requirements and the inefficiencies, delays and disruption caused by the need to replace employees choosing to depart the Kingdom. In the second quarter, we increased our estimate of all costs expected to be incurred to complete the project. As the project was still forecasted to result in a loss in the second quarter, additional provision for such loss was made, resulting in a $16.4 million charge in the second quarter. Provision for additional loss on the project resulted in a $2.1 million charge to earnings in the third quarter and $1.2 million in the fourth quarter. Total provisions charged to earnings during 2004 for this project were $26.6 million.

At December 31, 2004, we had not recognized revenue for unapproved change orders or claims associated with this project. However, we intend to continue pursuing customer approval. If these change orders or claims are approved, associated revenue will be recognized at such time, which would impact future operating results. The project was essentially complete at December 31, 2004.

Other than the Saudi project, we have active smaller projects in the Saudi Arabia region of our EAME segment where terrorist activity might significantly increase our costs or cause a delay in the completion of a project. We have taken steps to reduce risks from terrorist activity, including moving certain employees and support services out of Saudi Arabia and continuing to implement appropriate security measures at our jobsites and facilities. While no assurances can be given, at the present time we do not believe that potential terrorist activity in Saudi Arabia will have a material impact on our future results of operations.

North American Project

On the North America segment project, a major general contractor for us (Jones LG LLC) filed for bankruptcy in late September 2003, and we undertook to take over and complete the project on an expedited basis to ensure that our significant client’s requirements were met. During the fourth quarter of 2003, work that had been performed by the contractor’s subcontractors was suspended at a critical stage pending authorization from the bankruptcy court to proceed. Also during the fourth quarter of 2003, the general contractor gave us an estimate of the amount of the work completed and remaining to be completed. Late in the fourth quarter, we began to mobilize and believed we could perform within the budget. During the first quarter of 2004, costs increased from the impact of our taking over the work and included the continuation of mobilization; hiring and deployment of craft labor; selection of subcontractors and planning and organization of the takeover of the work and performance of work that had not been satisfactorily completed by the general contractor or its subcontractors. An $8.0 million charge to earnings was recognized in the first quarter for the increase in forecasted total costs and the resulting reduced forecasted gross margin on the project.

During the second quarter of 2004, our forecast of total project costs increased as a result of a series of unexpected events that required us to perform unplanned work and incur unforecasted costs including the rework of components of the most critical equipment on the project, decreases in labor productivity and longer than anticipated equipment utilization. Additionally, commissioning and preparation for start-up of the facility began before construction was complete and much of the work had to be completed on an expedited basis in order to support an aggressive commissioning and start-up program, necessitating additional costs. Due to these previously unforeseen costs, the project was now forecasted to result in a negative gross margin. As a result, a provision for such loss was made, resulting in a $15.0 million charge to earnings in the second quarter. Total provisions charged to earnings during 2004 for this project were $23.0 million. At December 31, 2004, the project was complete.

Other

Based on the current mix of projects in backlog, 2005 gross profit as a percentage of revenue is anticipated to be in line with 2003 levels. As discussed in Note 2 to our Consolidated Financial Statements, we have recorded $46.1 million of unapproved claims/change orders at cost, net of reserves, of which $36.8 million is associated with an ongoing project in our EAME segment. While this project is substantially complete, we have not reached agreement regarding the final value of certain change orders and agreements. As of December 31, 2004, we had received cash advances totaling $17.8 million to fund a portion of the costs associated with the change orders and agreements. Subsequent to year-end, we received an additional $10.0 million of funding associated with the change orders and agreements and reached agreement on an additional $3.5 million with receipt expected in the first quarter of 2005. If the final settlement is less than the revenue recognized on these changes through December 31, 2004, our 2005 results of operations could be negatively impacted.

Selling and Administrative Expenses – Selling and administrative expenses were $98.5 million, or 5.2% of revenue, in 2004, compared with $93.5 million, or 5.8% of revenue, in 2003. The absolute dollar increase compared with 2003 related primarily to increased professional fees and labor costs associated with Sarbanes-Oxley documentation and compliance testing, higher incentive program costs and the full-year impact of operations acquired in the second quarter of 2003.

Income from Operations – Income from operations in 2004 was $102.1 million, representing a $1.3 million decrease compared with 2003. Operating income decreased due to the impact of loss provisions for the North America and EAME segment projects discussed above, partially offset by higher revenue volume, cost savings attributable to strong project execution, and higher fixed cost coverage related to overhead and selling and administrative expenses.

Interest Expense and Interest Income – Interest expense increased $1.7 million from the prior year to $8.2 million, primarily due to fees associated with our increased capacity on revolving credit facilities and higher foreign short-term borrowing levels. Interest income increased $0.9 million from 2003 to $2.2 million primarily due to higher short-term investment levels.

Income Tax Expense – Income tax expense for 2004 and 2003 was $31.3 million, or 32.6% of pre-tax income, and $29.7 million, or 30.3% of pre-tax income, respectively. The rate increase compared with 2003 is primarily due to the establishment of valuation allowances on non-U.S. losses and adjustments to tax reserves. As of December 31, 2004, we had U.S. net operating loss carryforwards (“NOLs”) of approximately $30.5 million, of which $6.4 million is subject to limitation under Internal Revenue Code Section 382. The U.S. NOLs will expire from 2019 to 2024.

We operate in more than 60 locations worldwide and, therefore, are subject to the jurisdiction of multiple taxing authorities. Determination of taxable income in any given jurisdiction requires the interpretation of applicable tax laws, regulations, treaties, tax pronouncements and other tax agreements. As a result, we are subject to tax assessments in such jurisdictions, including assessments related to the determination of taxable income, transfer pricing and the application of tax treaties, among others. We believe we have adequately provided for any such known or anticipated challenges. We believe that the amount currently provided under Statement of Financial Accounting Standards (“SFAS”) No. 5, “Accounting for Contingencies,” will not be settled in the next 12 months and such amount does not have a significant impact on our liquidity.

Minority Interest in Loss (Income) – Minority interest in loss in 2004 was $1.1 million compared with minority interest in income of $2.4 million in 2003. The change over 2003 primarily relates to recognition of our minority partner’s share of losses resulting from the Saudi Arabian project discussed above.

2003 VERSUS 2002

New Business Taken/Backlog—New business taken during 2003 was $1.7 billion, compared with $1.6 billion in 2002. Approximately 65% of the new business taken during 2003 was for contracts awarded in North America. During 2003, new business taken increased 9% in the North America segment due primarily to increased awards of EPC contracts for the hydrocarbon industries. Significant awards in the United States included two LNG expansion projects, one in excess of $90 million and another in excess of $80 million, and a $65 million hydrotreater project. New business taken for the EAME segment approximated 2002, with significant awards including a $95 million LNG terminal project in Russia, a $50 million tankage project in Oman and a $50 million liquefied petroleum gas (“LPG”) storage project in Qatar. New business taken in our AP segment increased 5%, with significant awards including a refrigerated storage project in Australia and a butane storage facility in China. New business taken in the CSA segment decreased 32% during 2003 as a result of continued negative political and economic conditions in certain Latin American markets, principally Venezuela.

Backlog increased $279.4 million or 21% to $1.6 billion at December 31, 2003.

Revenue—Revenue in 2003 of $1.6 billion rose 40% compared with 2002. The growth over 2002 was primarily attributable to the strong backlog going into 2003, as projects moved into the field construction phase. During 2003, revenue increased 21% in the North America segment, 148% in the EAME segment, 127% in the AP segment, but declined 21% in the CSA segment. The increase in the North America segment related primarily to higher volumes of process-related work as backlog carried over from 2002 was put in place and strong new business continued in 2003. Revenue growth in the EAME segment resulted from large projects under way in Saudi Arabia and Nigeria and the inclusion of post-acquisition revenue from the John Brown acquisition. The increase in the AP segment related to large projects under way in China and Australia, while CSA’s decrease was a result of lower new awards in certain Latin American markets.

Gross Profit—Gross profit in 2003 was $196.6 million, or 12.2% of revenue, compared with $155.6 million or 13.5% of revenue, in 2002. Gross profit as a percentage of revenue fell as a result of timing and mix of projects being executed.

Selling and Administrative Expenses—Selling and administrative expenses were $93.5 million, or 5.8% of revenue, in 2003, compared with $73.2 million, or 6.4% of revenue, in 2002. The absolute dollar increase compared with 2002 related primarily to higher incentive compensation program costs, higher insurance costs and the impact of acquired operations.

Exit Costs/Special Charges—There were no exit costs/special charges incurred during 2003 compared with $4.0 million in 2002. During 2002, we recorded special charges of $3.4 million for personnel costs, including severance and personal moving expenses associated with the relocation of our Plainfield, Illinois office personnel to The Woodlands, Texas. Additionally, during 2002 we also recorded $0.4 million relating to the closure and relocation of facilities and $0.5 million for integration activities associated with the acquisition of the PDM Divisions. During 2002, we also recorded income of $0.4 million in relation to adjustments associated with the sale of our XL Technology Systems, Inc. subsidiary. Moving, replacement personnel and integration costs have been expensed as incurred.

Income from Operations—Income from operations in 2003 was $103.3 million, representing a $25.6 million increase compared with 2002. The North America, EAME and AP segments benefited from higher revenue and continued cost control of overhead and administrative expenses. Operating income declined in the CSA segment due to lower revenue and the recognition in 2002 of cost savings on several major contracts nearing completion.

Interest Expense and Interest Income—Interest expense decreased $0.5 million from the prior year to $6.6 million for 2003, due to lower average debt levels in 2003. Interest income decreased $0.3 million from 2002 to $1.3 million in 2003.

Income Tax Expense—Income tax expense was $29.7 million and $20.2 million in 2003 and 2002, respectively. The effective tax rates for 2003 and 2002 were 30.3% and 28.0%, respectively. The rate increased in 2003 as a larger portion of earnings were generated in North America. As of December 31, 2003, we had U.S. NOLs of approximately $17.6 million.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2004, cash and cash equivalents totaled $236.4 million.

Operating – During 2004, our operations generated $132.8 million of cash flows, primarily attributable to strong profitability and decreased working capital levels. During the fourth quarter of 2004, we settled a previously accrued $17.4 million obligation to our former parent to fund certain defined benefit and postretirement benefit obligations. This obligation, which we settled early, had required ratable payments with interest at 7.5% through December 2008.

Investing – In 2004, we incurred $17.4 million for capital expenditures, primarily for field equipment to support projects in our EAME and North America segments. For 2005, capital expenditures are anticipated to be in the $25.0 to $30.0 million range. Our 2004 utilization of cash also included approximately $10.6 million of deferred purchase consideration, including $8.6 million of contingent consideration associated with our acquisition of Howe-Baker International, L.L.C. (“Howe-Baker”) in 2000.

In connection with our acquisition of Howe-Baker, we assumed two earnout arrangements contingent upon the performance of the underlying acquired entities. One of the arrangements, which required us to make cash payments to the previous owners, expired in July 2004 (of which $1.4 million is included in accrued liabilities with final settlement expected in 2005), while the other arrangement was settled during 2003.

We continue to evaluate and selectively pursue opportunities for expansion of our business through acquisition of complementary businesses. These acquisitions, if they arise, may involve the use of cash or may require debt or equity financing.

Financing – Net cash flows provided by financing activities were $16.8 million, primarily attributable to the issuance of common stock resulting from the exercise of stock options, and increased short-term international borrowings. Cash dividends of $7.6 million were paid during 2004. In February 2005, we announced a two-for-one stock split in the form of a stock dividend, as well as a 50% increase in our annual dividend from $0.16 to $0.24 per share ($0.08 to $0.12 per share on a split-adjusted basis). As a result, our 2005 dividend is expected to be in the $11.0 to $12.0 million range. During the third quarter of 2005, the first of three equal annual installments of $25.0 million is due on our senior notes.

Our primary internal source of liquidity is cash flow generated from operations. Capacity under revolving credit agreements is also available, if necessary, to fund operating or investing activities. We have a three-year $233.3 million revolving credit facility and a five-year $116.7 million letter of credit facility, which terminate in August 2006 and August 2008, respectively. Both facilities are committed and unsecured. As of December 31, 2004, no direct borrowings existed under the revolving credit facility, but we had issued $83.3 million of letters of credit under the three-year facility and $72.0 million under the five-year facility. As of December 31, 2004, we had $194.7 million of available capacity under these facilities. The facilities contain certain restrictive covenants including minimum levels of net worth, fixed charge and leverage ratios, among other restrictions. The facilities also place restrictions on us with regard to subsidiary indebtedness, sales of assets, liens, investments, type of business conducted, and mergers and acquisitions, among other restrictions. We were in compliance with all covenants at December 31, 2004.

We also have various short-term, uncommitted revolving credit facilities across several geographic regions of approximately $371.1 million. These facilities are generally used to provide letters of credit or bank guarantees to customers in the ordinary course of business to support advance payments, as performance guarantees or in lieu of retention on our contracts. At December 31, 2004, we had available capacity of $141.9 million under these uncommitted facilities. In addition to providing letters of credit or bank guarantees, we also issue surety bonds in the ordinary course of business to support our contract performance. For a further discussion of letters of credit and surety bonds, see Note 11 to our Consolidated Financial Statements.

Our $75.0 million of senior notes also contain a number of restrictive covenants, including a maximum leverage ratio and minimum levels of net worth and debt and fixed charge ratios, among other restrictions. The notes also place restrictions on us with regard to investments, other debt, subsidiary indebtedness, sales of assets, liens, nature of business conducted and mergers, among other restrictions. We were in compliance with all covenants at December 31, 2004.

As of December 31, 2004, the following commitments were in place to support our ordinary course obligations:

Commitments	Amounts by Expiration Period
(In thousands)	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years

Letters of credit/bank guarantees	$384,548	$193,687	$112,008	$78,853	$—
Surety bonds	361,387	318,564	42,767	56	—

Total commitments	$745,935	$512,251	$154,775	$78,909	$—

Note: Letters of credit includes $20,604 of letters of credit issued in support of our insurance program.

Contractual obligations at December 31, 2004 are summarized below:

Contractual Obligations	Payments Due by Period
(In thousands)	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years

Senior notes (1)	$86,010	$30,505	$55,505	$—	$—
Operating leases	126,664	24,368	26,469	20,878	54,949
Purchase obligations (2)	—	—	—	—	—
Self-insurance obligations (3)	14,740	14,740
Pension funding obligations (4)	5,166	5,166	—	—	—
Postretirement benefit funding obligations (4)	2,103	2,103	—	—	—

Total contractual obligations	$234,683	$76,882	$81,974	$20,878	$54,949

(1) Includes interest accruing at a rate of 7.34%.

(2) In the ordinary course of business, we enter into purchase commitments to satisfy our requirements for materials and supplies for contracts that have been awarded. These purchase commitments, that are to be recovered from our customers, are generally settled in less than one year. We do not enter into long-term purchase commitments on a speculative basis for fixed or minimum quantities.

(3) Amount represents expected 2005 payments associated with our self-insurance program. Payments beyond one year have not been included as non-current amounts are not determinable on a year-by-year basis.

(4) Amounts represent expected 2005 contributions to fund our defined benefit and other postretirement plans, respectively. Contributions beyond one year have not been included as amounts are not determinable.

We believe cash on hand, funds generated by operations, amounts available under existing credit facilities and external sources of liquidity, such as the issuance of debt and equity instruments, will be sufficient to finance capital expenditures, the settlement of commitments and contingencies (as fully described in Note 11 to our Consolidated Financial Statements) and working capital needs for the foreseeable future. However, there can be no assurance that such funding will be available, as our ability to generate cash flows from operations and our ability to access funding under the revolving credit facilities may be impacted by a variety of business, economic, legislative, financial and other factors which may be outside of our control. Additionally, while we currently have a significant, uncommitted bonding facility, primarily to support various commercial provisions in our engineering and construction contracts, a termination or reduction of the bonding facility could result in the utilization of letters of credit in lieu of performance bonds, thereby reducing our available capacity under the revolving credit facilities. Although we do not anticipate a reduction or termination of the bonding facility, there can be no assurance that such a facility will be available at reasonable terms to service our ordinary course obligations.

We are a defendant in a number of lawsuits arising in the normal course of business, including among others, lawsuits wherein plaintiffs allege exposure to asbestos due to work we may have performed at various locations. We have never been a manufacturer, distributor or supplier of asbestos products, and we have in place appropriate insurance coverage for the type of work that we have performed. During 2004, we were named as a defendant in additional asbestos-related lawsuits. To date, the claims which have been resolved have been dismissed or settled without a material impact on our operating results or financial position and we do not currently believe that unresolved asserted claims will have a material adverse effect on our future results of operations or financial position. As a matter of standard policy, we continually review our litigation accrual and as further information is known on pending cases, increases or decreases, as appropriate, may be recorded in accordance with SFAS No. 5.

For a discussion of other pending litigation, including matters involving the U.S. Federal Trade Commission, see Note 11 to our Consolidated Financial Statements.

OFF-BALANCE SHEET ARRANGEMENTS

We use operating leases for facilities and equipment when they make economic sense. In 2001, we entered into a sale (for approximately $14.0 million) and leaseback transaction of our Plainfield, Illinois administrative office with a lease term of 20 years. The leaseback structure is not subject to consolidation and the future payments are accounted for as an operating lease. Rentals under this and all other lease commitments are reflected in rental expense and future rental commitments as summarized in Note 11 to our Consolidated Financial Statements.

We have no other off-balance sheet arrangements.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are exposed to market risk from changes in foreign currency exchange rates, which may adversely affect our results of operations and financial condition. One exposure to fluctuating exchange rates relates to the effects of translating the financial statements of our non-U.S. subsidiaries, which are denominated in currencies other than the U.S. dollar, into the U.S. dollar. The foreign currency translation adjustments are recognized in shareholders’ equity in accumulated other comprehensive income (loss) as cumulative translation adjustment, net of tax. We generally do not hedge our exposure to potential foreign currency translation adjustments.

Another form of foreign currency exposure relates to our non-U.S. subsidiaries’ normal contracting activities. We generally try to limit our exposure to foreign currency fluctuations in most of our engineering and construction contracts through provisions that require client payments in U.S. dollars or other currencies corresponding to the currency in which costs are incurred. As a result, we generally do not need to hedge foreign currency cash flows for contract work performed. However, where construction contracts do not contain foreign currency provisions, we use forward exchange contracts to hedge foreign currency transaction exposure. The gains and losses on these contracts offset changes in the value of the related exposures. As of December 31, 2004, the notional amount of cash flow hedge contracts outstanding was $144.5 million, and the notional amount exceeded the fair value of these contracts by approximately $2.8 million. The terms of these contracts extend up to three years.

In circumstances where intercompany loans and/or borrowings are in place with non-U.S. subsidiaries, we will also use forward contracts. If the timing or amount of foreign-denominated cash flows vary, we incur foreign exchange gains or losses, which are included in the consolidated statements of income. We do not use financial instruments for trading or speculative purposes.

The carrying value of our cash and cash equivalents, accounts receivable, accounts payable and notes payable approximates their fair values because of the short-term nature of these instruments. At December 31, 2004 and 2003, the fair value of our fixed rate long-term debt was $53.1 million and $82.0 million respectively, based on the current market rates for debt with similar credit risk and maturities. See Note 9 to our Consolidated Financial Statements for quantification of our financial instruments.

NEW ACCOUNTING STANDARDS

In December 2003, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits.” The revised standard requires annual and interim disclosures in addition to those in the original standard concerning the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. We adopted this statement, effective for fiscal years ending after December 15, 2003, on January 1, 2004. The disclosure requirements of this statement are reflected in Note 10 to our Consolidated Financial Statements.

In May 2004, the FASB issued FASB Staff Position (“FSP”) No. 106-2 (“FSP 106-2”), “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003,” which supersedes FSP 106-1. FSP 106-2 provides guidance on accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) for employers that sponsor postretirement health care plans that provide prescription drug benefits. FSP 106-2 also requires certain disclosures regarding the effect of the federal subsidy provided by the Act. FSP 106-2 is effective for the first interim and annual period beginning after June 15, 2004. Although we are currently evaluating our qualification status for any Medicare Prescription Drug subsidies, the effect of our adoption of FSP 106-2 is not anticipated to have a significant impact on our financial condition or results of operations.

In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment”. This standard requires compensation costs related to share-based payment transactions to be recognized in the financial statements. Compensation cost will generally be based on the grant-date fair value of the equity or liability instrument issued, and will be recognized over the period that an employee provides service in exchange for the award. SFAS No. 123(R) applies to all awards granted after June 30, 2005, to awards modified, repurchased, or cancelled after that date and to the portion of outstanding awards for which the requisite service has not yet been rendered. We do not anticipate applying the modified version of retrospective application under which financial statements for prior periods are adjusted. Pro forma results, which approximate the historical impact of this standard, are presented under the stock plans heading of Note 2 to our Consolidated Financial Statements.

CRITICAL ACCOUNTING ESTIMATES

The discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an on-going basis, based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Our management has discussed the development and selection of our critical accounting estimates with the Audit Committee of our Supervisory Board of Directors. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue Recognition— Revenue is recognized using the percentage-of-completion method. A significant portion of our work is performed on a fixed price or lump sum basis. The balance of our work is performed on variations of cost reimbursable and target price approaches. Contract revenue is accrued based on the percentage that actual costs-to-date bear to total estimated costs. We utilize this cost-to-cost approach as we believe this method is less subjective than relying on assessments of physical progress. We follow the guidance of the Statement of Position 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts,” for accounting policy relating to our use of the percentage-of-completion method, estimating costs, revenue recognition and unapproved change order/claim recognition. The use of estimated cost to complete each contract, while the most widely recognized method used for percentage-of-completion accounting, is a significant variable in the process of determining income earned and is a significant factor in the accounting for contracts. The cumulative impact of revisions in total cost estimates during the progress of work is reflected in the period in which these changes become known. Due to the various estimates inherent in our contract accounting, actual results could differ from those estimates.

Contract revenue reflects the original contract price adjusted for approved change orders and estimated minimum recoveries of unapproved change orders and claims. We recognize unapproved change orders and claims to the extent that related costs have been incurred when it is probable that they will result in additional contract revenue and their value can be reliably estimated. At December 31, 2004, we had outstanding unapproved change orders/claims recognized of $46.1 million, net of reserves; however, through December 31, 2004, we had received cash advances totaling $17.8 million to fund a portion of the costs associated with certain change orders and agreements. Subsequent to year-end 2004, we received an additional $10.0 million of funding associated with the change orders and agreements and reached agreement on an additional $3.5 million, with receipt expected during the first quarter of 2005. Net outstanding unapproved change orders/claims recognized at December 31, 2003 were $7.0 million. Losses expected to be incurred on contracts in progress are charged to earnings in the period such losses are known.

Credit Extension—We extend credit to customers and other parties in the normal course of business only after a review of the potential customer’s creditworthiness. Additionally, management reviews the commercial terms of all significant contracts before entering into a contractual arrangement. We regularly review outstanding receivables and provide for estimated losses through an allowance for doubtful accounts. In evaluating the level of established reserves, management makes judgments regarding the parties’ ability to make required payments, economic events and other factors. As the financial condition of these parties changes, circumstances develop or additional information becomes available, adjustments to the allowance for doubtful accounts may be required.

Estimated Reserves for Insurance Matters—We maintain insurance coverage for various aspects of our business and operations. However, we retain a portion of anticipated losses through the use of deductibles and self-insured retentions for our exposures related to third-party liability and workers’ compensation. Management regularly reviews estimates of reported and unreported claims through analysis of historical and projected trends, in conjunction with actuaries and other consultants, and provides for losses through insurance reserves. As claims develop and additional information becomes available, adjustments to loss reserves may be required. If actual results are not consistent with our assumptions, we may be exposed to gains or losses that could be material. A 10% change in our self-insurance reserves at December 31, 2004 would have impacted our net income by approximately $2.1 million for the year ended December 31, 2004.

Recoverability of Goodwill—Effective January 1, 2002, we adopted SFAS No. 142 “Goodwill and Other Intangible Assets,” which states that goodwill and indefinite-lived intangible assets are no longer to be amortized but are to be reviewed annually for impairment. The goodwill impairment analysis required under SFAS No. 142 requires us to allocate goodwill to our reporting units, compare the fair value of each reporting unit with our carrying amount, including goodwill, and then, if necessary, record a goodwill impairment charge in an amount equal to the excess, if any, of the carrying amount of a reporting unit’s goodwill over the implied fair value of that goodwill. The primary method we employ to estimate these fair values is the discounted cash flow method. This methodology is based, to a large extent, on assumptions about future events which may or may not occur as anticipated, and such deviations could have a significant impact on the estimated fair values calculated. These assumptions include, but are not limited to, estimates of future growth rates, discount rates and terminal values of reporting units. See further discussion in Note 6 to our Consolidated Financial Statements. Our goodwill balance at December 31, 2004, was $233.4 million.

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements. You should read carefully any statements containing the words “expect,” “believe,” “anticipate,” “project,” “estimate,” “predict,” “intend,” “should,” “could,” “may,” “might,” or similar expressions or the negative of any of these terms.

Forward-looking statements involve known and unknown risks and uncertainties. In addition to the material risks described under “Risk Factors,” as set forth in our Form 10-K filed with the Securities and Exchange Commission (“SEC”), that may cause our actual results, performance or achievements to be materially different from those expressed or implied by any forward-looking statements, the following factors could also cause our results to differ from such statements:

•	our ability to realize cost savings from our expected execution performance of contracts;

•	the uncertain timing and the funding of new contract awards, and project cancellations and operating risks;

•	cost overruns on fixed price, target price or similar contracts;

•	risks associated with percentage of completion accounting;

•	our ability to settle or negotiate unapproved change orders and claims;

•	changes in the costs or availability of or delivery schedule for components and materials and labor;

•	increased competition;

•	fluctuating revenue resulting from a number of factors, including the cyclical nature of the individual markets in which our customers operate;

•	lower than expected activity in the hydrocarbon industry, demand from which is the largest component of our revenue;

•	lower than expected growth in our primary end markets, including but not limited to LNG and clean fuels;

•	risks inherent in our acquisition strategy and our ability to obtain financing for proposed acquisitions;

•	our ability to integrate and successfully operate acquired businesses and the risks associated with those businesses;

•	adverse outcomes of pending claims or litigation or the possibility of new claims or litigation;

•	the ultimate outcome or effect of the pending Federal Trade Commission (“FTC”) order and Department of Justice (“DOJ”) investigation on our business, financial condition and results of operations;

•	lack of necessary liquidity to finance expenditures prior to the receipt of payment for the performance of contracts and to provide bid and performance bonds and letters of credit securing our obligations under our bids and contracts;

•	proposed and actual revisions to U.S. and non-U.S. tax laws, and interpretation of said laws, and U.S. tax treaties with non-U.S. countries (including The Netherlands), that seek to increase income taxes payable;

•	political and economic conditions including, but not limited to, war, conflict or civil or economic unrest in countries in which we operate; and

•	a downturn or disruption in the economy in general.

Although we believe the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future performance or results. We are not obligated to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should consider these risks when reading any forward-looking statements.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

     Our management is responsible for establishing and maintaining adequate internal controls over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Included in our system of internal control are written policies, an organizational structure providing division of responsibilities, the selection and training of qualified personnel and a program of financial and operations reviews by our professional staff of corporate auditors.

     Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the underlying transactions, including the acquisition and disposition of assets; (ii) provide reasonable assurance that our assets are safeguarded and transactions are executed in accordance with management’s and our directors’ authorization and are recorded as necessary to permit preparation of our financial statements in accordance with generally accepted accounting principles; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

     Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting. Our evaluation was based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

     Based on our evaluation under the framework in Internal Control – Integrated Framework, our principal executive officer and principal financial officer concluded that our internal control over financial reporting was effective as of December 31, 2004. The conclusion of our principal executive officer and principal financial officer is based on the recognition that there are inherent limitations in all systems of internal control, including the possibility of human error and the circumvention or overriding of controls. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

     Our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.

/s/ Gerald M. Glenn	/s/ Richard E. Goodrich

Gerald M. Glenn Chairman, President and	Richard E. Goodrich Executive Vice President and
Chief Executive Officer	Chief Financial Officer

March 11, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Supervisory Board of
Chicago Bridge & Iron Company N. V.

      We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Chicago Bridge & Iron Company N. V. (a Netherlands corporation) and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

      A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

      Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

      In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

      We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as of December 31, 2004 and for the year then ended; and our report dated March 11, 2005 expressed an unqualified opinion on those consolidated financial statements.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas
March 11, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Supervisory Board of
Chicago Bridge & Iron Company N. V.

      We have audited the accompanying consolidated balance sheets of Chicago Bridge & Iron Company N. V. (a Netherlands corporation) and subsidiaries (the “Company”) as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Chicago Bridge & Iron Company N. V. and subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

      We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2005 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas
March 11, 2005

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share data)

Years Ended December 31,	2004	2003	2002

Revenue	$1,897,182	$1,612,277	$1,148,478
Cost of revenue	1,694,871	1,415,715	992,927

Gross profit	202,311	196,562	155,551
Selling and administrative expenses	98,503	93,506	73,155
Intangibles amortization (Note 6)	1,817	2,548	2,529
Other operating income, net	(88)	(2,833)	(1,818)
Exit costs / special charges (Note 4)	—	—	3,972

Income from operations	102,079	103,341	77,713
Interest expense	(8,232)	(6,579)	(7,114)
Interest income	2,233	1,300	1,595

Income before taxes and minority interest	96,080	98,062	72,194
Income tax expense (Note 14)	(31,284)	(29,713)	(20,233)

Income before minority interest	64,796	68,349	51,961
Minority interest in loss (income)	1,124	(2,395)	(1,812)

Net income	$65,920	$65,954	$50,149

Net income per share (Note 2)

Basic	$1.38	$1.46	$1.16
Diluted	$1.33	$1.39	$1.12

Net income per share — Split Adjusted(1)

Basic	$0.69	$0.73	$0.58
Diluted	$0.67	$0.69	$0.56

(1) On February 25, 2005, we declared a two-for-one stock split effective in the form of a stock dividend payable March 31, 2005 to stockholders of record at the close of business on March 21, 2005. The above per share amounts reflect the pro-forma impact of the stock split for all periods presented.

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

December 31,	2004	2003

Assets

Cash and cash equivalents	$236,390	$112,918
Accounts receivable, net of allowance for doubtful accounts of $726 in 2004 and $1,178 in 2003	252,377	200,521
Contracts in progress with costs and estimated earnings exceeding related progress billings (Note 5)	135,902	142,235
Deferred income taxes (Note 14)	26,794	23,509
Other current assets	33,816	33,244

Total current assets	685,279	512,427

Property and equipment, net (Note 7)	119,474	124,505
Non-current contract retentions	5,635	11,254
Deferred income taxes (Note 14)	3,293	2,876
Goodwill (Note 6)	233,386	219,033
Other intangibles, net of accumulated amortization of $6,088 in 2004 and $7,494 in 2003 (Note 6)	29,346	30,949
Other non-current assets	26,305	31,318

Total assets	$1,102,718	$932,362

Liabilities

Notes payable (Note 8)	$9,704	$1,901
Current maturity of long-term debt (Note 8)	25,000	—
Accounts payable	180,362	143,258
Accrued liabilities (Note 7)	89,104	95,237
Contracts in progress with progress billings exceeding related costs and estimated earnings (Note 5)	169,470	130,497
Income taxes payable	7,550	5,359

Total current liabilities	481,190	376,252

Long-term debt (Note 8)	50,000	75,000
Other non-current liabilities (Note 7)	97,155	85,038
Minority interest in subsidiaries	5,135	6,908

Total liabilities	633,480	543,198

Commitments and contingencies (Note 11)	—	—

Shareholders’ Equity

Common stock, Euro .01 par value; shares authorized: 125,000,000 in 2004 and 80,000,000 in 2003; shares issued: 48,464,584 in 2004 and 46,697,732 in 2003; shares outstanding: 48,415,653 in 2004 and 46,694,415 in 2003	497	475
Additional paid-in capital	313,337	283,625
Retained earnings	184,793	126,521
Stock held in Trust (Note 12)	(13,425)	(11,719)
Treasury stock, at cost	(1,495)	(108)
Accumulated other comprehensive loss (Note 12)	(14,469)	(9,630)

Total shareholders’ equity	469,238	389,164

Total liabilities and shareholders’ equity	$1,102,718	$932,362

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

Years Ended December 31,	2004	2003	2002

Cash Flows from Operating Activities

Net income	$65,920	$65,954	$50,149
Adjustments to reconcile net income to net cash provided by operating activities:
Exit costs/special charges, net of deferred income taxes of $1,350	—	—	2,622
Payments related to exit costs/special charges	(1,503)	(1,511)	(5,954)
Depreciation and amortization	22,498	21,431	19,661
Gain on sale of property and equipment	(88)	(2,833)	(1,123)
Change in operating assets and liabilities (see below)	45,942	7,325	6,675

Net cash provided by operating activities	132,769	90,366	72,030

Cash Flows from Investing Activities

Cost of business acquisitions, net of cash acquired	(10,551)	(79,029)	(17,588)
Capital expenditures	(17,430)	(31,286)	(23,927)
Proceeds from sale of assets held for sale	—	4,935	—
Proceeds from sale of property and equipment	1,930	3,350	4,558

Net cash used in investing activities	(26,051)	(102,030)	(36,957)

Cash Flows from Financing Activities

Increase (decrease) in notes payable	9,703	(13)	(5,841)
Issuance of common stock	16,085	27,084	25,207
Purchase of treasury stock	(1,386)	(2,029)	(668)
Issuance of treasury stock	—	4,261	3,474
Dividends paid	(7,648)	(7,257)	(5,187)

Net cash provided by financing activities	16,754	22,046	16,985

Increase in cash and cash equivalents	123,472	10,382	52,058
Cash and cash equivalents, beginning of the year	112,918	102,536	50,478

Cash and cash equivalents, end of the year	$236,390	$112,918	$102,536

Change in Operating Assets and Liabilities

(Increase) decrease in receivables, net	$(51,856)	$10,614	$(26,874)
Decrease (increase) in contracts in progress, net	45,306	(80,479)	21,776
Decrease (increase) in non-current contract retentions	5,619	(4,867)	(3,387)
Increase in accounts payable	37,104	49,048	10,690
Decrease (increase) in other current assets	499	(7,679)	6,559
Increase in income taxes payable and deferred income taxes	12,957	12,701	9,711
(Decrease) increase in accrued and other non-current liabilities	(5,436)	21,904	197
Decrease (increase) in other	1,749	6,083	(11,997)

Total	$45,942	$7,325	$6,675

Supplemental Cash Flow Disclosures

Cash paid for interest	$6,670	$7,341	$7,750
Cash paid for income taxes (net of refunds)	$6,113	$16,557	$8,450

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands)

									Accumulated
	Common Stock		Additional		Stock Held in Trust		Treasury Stock		Other	Total
	Number of		Paid-In	Retained	Number of		Number of		Comprehensive	Shareholders’
	Shares	Amount	Capital	Earnings	Shares	Amount	Shares	Amount	Income (Loss)	Equity

Balance at January 1, 2002	41,960	$210	$241,559	$23,102	1,601	$(14,301)	2,605	$(25,279)	$(13,068)	$212,223
Comprehensive income (loss)	—	—	—	50,149	—	—	—	—	(3,807)	46,342
Dividends to common shareholders	—	—	—	(5,187)	—	—	—	—	—	(5,187)
Long-Term Incentive Plan amortization	—	—	756	—	—	—	—	—	—	756
Issuance of treasury stock to Trust	43	—	88	—	43	(641)	(43)	553	—	—
Release of Trust shares	—	—	(2,610)	—	(194)	2,610	—	—	—	—
Purchase of treasury stock	(50)	—	—	—	—	—	50	(668)	—	(668)
Issuance of treasury stock	2,373	—	6,123	—	—	—	(2,373)	22,558	—	28,681

Balance at December 31, 2002	44,326	210	245,916	68,064	1,450	(12,332)	239	(2,836)	(16,875)	282,147
Comprehensive income	—	—	—	65,954	—	—	—	—	7,245	73,199
Stock dividends to common shareholders	—	240	—	(240)	—	—	—	—	—	—
Dividends to common shareholders	—	—	—	(7,257)	—	—	—	—	—	(7,257)
Long-Term Incentive Plan amortization	—	—	3,962	—	—	—	—	—	—	3,962
Issuance of treasury stock to Trust	5	—	18	—	5	(70)	(5)	52	—	—
Issuance of common stock to Trust	40	1	869	—	40	(870)	—	—	—	—
Release of Trust shares	—	—	(1,553)	—	(130)	1,553	—	—	—	—
Purchase of treasury stock	(192)	—	—	—	—	—	192	(4,152)	—	(4,152)
Issuance of treasury stock	423	—	(2,567)	—	—	—	(423)	6,828	—	4,261
Issuance of common stock	2,092	24	36,980	—	—	—	—	—	—	37,004

Balance at December 31, 2003	46,694	475	283,625	126,521	1,365	(11,719)	3	(108)	(9,630)	389,164
Comprehensive income (loss)	—	—	—	65,920	—	—	—	—	(4,839)	61,081
Dividends to common shareholders	—	—	—	(7,648)	—	—	—	—	—	(7,648)
Long-Term Incentive Plan amortization	—	—	2,662	—	—	—	—	—	—	2,662
Issuance of common stock to Trust	84	1	2,555	—	84	(2,556)	—	—	—	—
Release of Trust shares	—	—	(850)	—	(69)	850	—	—	—	—
Purchase of treasury stock	(46)	—	1	—	—	—	46	(1,387)	—	(1,386)
Issuance of common stock	1,684	21	25,344	—	—	—	—	—	—	25,365

Balance at December 31, 2004	48,416	$497	$313,337	$184,793	1,380	$(13,425)	49	$(1,495)	$(14,469)	$469,238

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

CHICAGO BRIDGE & IRON COMPANY N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data)

1. ORGANIZATION AND NATURE OF OPERATIONS

Organization—Chicago Bridge & Iron Company N.V. (a corporation organized under the laws of The Netherlands) and Subsidiaries, is a global technology and specialty engineering, procurement and construction (“EPC”) company serving customers in several key industries including oil and gas; petrochemical and chemical; power; water and wastewater; and metals and mining. We have been helping customers produce, process, store and distribute the earth’s natural resources for more than 100 years by supplying a comprehensive range of engineered steel structures and systems. We offer a complete package of design, engineering, fabrication, procurement, construction and maintenance services. Our projects include hydrocarbon processing plants, liquefied natural gas (“LNG”) terminals and peak shaving plants, offshore structures, pipelines, bulk liquid terminals, water storage and treatment facilities, and other steel structures and their associated systems. We have been continuously engaged in the engineering and construction industry since our founding in 1889.

Nature of Operations—Projects for the worldwide petroleum and petrochemical industry accounted for a majority of our revenue in 2004, 2003 and 2002. Numerous factors influence capital expenditure decisions in this industry, which are beyond our control. Therefore, no assurance can be given that our business, financial condition and results of operations will not be adversely affected because of reduced activity due to the price of oil or changing taxes, price controls and laws and regulations related to the petroleum and petrochemical industry.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Consolidation—These financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements include all majority owned subsidiaries. Significant intercompany balances and transactions are eliminated in consolidation. Investments in non-majority owned affiliates are accounted for by the equity method. For the years ended 2004 and 2003 we did not have any non-majority owned affiliates.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosed amounts of contingent assets and liabilities, and the reported amounts of revenue and expenses. We believe the most significant estimates and assumptions are associated with revenue recognition on engineering and construction contracts, recoverability tests that must be periodically performed with respect to goodwill and intangible asset balances, valuation of accounts receivable, and the determination of liabilities related to self-insurance programs. If the underlying estimates and assumptions upon which the financial statements are based change in the future, actual amounts may differ from those included in the accompanying consolidated financial statements.

Revenue Recognition—Revenue is recognized using the percentage-of-completion method. A significant portion of our work is performed on a fixed price or lump sum basis. The balance of our work is performed on variations of cost reimbursable and target price approaches. Contract revenue is accrued based on the percentage that actual costs-to-date bear to total estimated costs. We utilize this cost-to-cost approach as we believe this method is less subjective than relying on assessments of physical progress. We follow the guidance of the Statement of Position 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts,” for accounting policy relating to our use of the percentage-of-completion method, estimating costs, revenue recognition and unapproved change order/claim recognition. The use of estimated cost to complete each contract, while the most widely recognized method used for percentage-of-completion accounting, is a significant variable in the process of determining income earned and is a significant factor in the accounting for contracts. The cumulative impact of revisions in total cost estimates during the progress of work is reflected in the period in which these changes become known. Due to the various estimates inherent in our contract accounting, actual results could differ from those estimates.

Contract revenue reflects the original contract price adjusted for approved change orders and estimated minimum recoveries of unapproved change orders and claims. We recognize unapproved change orders and claims to the extent that related costs have been incurred when it is probable that they will result in additional contract revenue and their value can be reliably estimated. At December 31, 2004, we had outstanding unapproved change orders/claims recognized of $46,133, net of reserves, of which $36,795 is associated with an ongoing project in our EAME segment. While this project is substantially complete, we have not reached agreement with regards to the final value of certain change orders and agreements. As of December 31, 2004 we had received cash advances totaling $17,790, to fund a portion of the costs associated with the change orders and agreements. Subsequent to year-end, we received an additional $10,000 of funding associated with the change orders and agreements and reached agreement on an additional $3,500 with receipt expected in the first quarter of 2005. Net outstanding unapproved change orders/claims recognized at December 31, 2003 were $6,970.

Losses expected to be incurred on contracts in progress are charged to earnings in the period such losses are known. Provisions for additional costs associated with contracts projected to be in a significant loss position at December 31, 2004 resulted in a $53,493 charge to earnings during 2004. There were no equivalent charges to earnings during 2003.

Cost and estimated earnings to date in excess of progress billings on contracts in process represent the cumulative revenue recognized less the cumulative billings to the customer. Any billed revenue that has not been collected is reported as accounts receivable. Unbilled revenue is reported as contracts in progress with costs and estimated earnings exceeding related progress billings on the consolidated balance sheet. The timing of when we bill our customers is generally contingent on completion of certain phases of the work as stipulated in the contract. Progress billings in accounts receivable at December 31, 2004 and 2003 were currently due and included retentions totaling $36,095 and $32,533, respectively, to be collected within one year. Contract retentions collectible beyond one year are included in non-current contract retentions on our consolidated balance sheets and totaled $5,635 ($5,390 expected to be collected in 2006 and $245 in 2007) and $11,254 at December 31, 2004 and 2003, respectively. Cost of revenue includes direct contract costs such as material and construction labor, and indirect costs which are attributable to contract activity.

Precontract Costs — Precontract costs are generally charged to cost of revenue as incurred, but, in certain cases, may be deferred to the balance sheet if specific probability criteria are met. There were no precontract costs deferred as of December 31, 2004 or 2003.

Research and Development — Expenditures for research and development activities, which are charged to expense as incurred, amounted to $4,141 in 2004, $4,403 in 2003 and $3,056 in 2002.

Depreciation and Amortization — Property and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives: buildings and improvements, 10 to 40 years; plant and field equipment, 3 to 20 years. Renewals and betterments, which substantially extend the useful life of an asset, are capitalized and depreciated. Depreciation expense was $20,681 in 2004, $18,883 in 2003 and $17,132 in 2002.

Goodwill and indefinite-lived intangibles are no longer amortized in accordance with the Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 142 (see Note 6). Finite-lived other intangibles are amortized on a straight-line basis over 5 to 11 years, while other intangibles with indefinite useful lives are not amortized.

Impairment of Long-Lived Assets — Management reviews tangible assets and finite-lived intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If an evaluation is required, the estimated cash flows associated with the asset or asset group will be compared to the asset’s carrying amount to determine if an impairment exists. See Note 6 for additional discussion relative to goodwill and indefinite-lived intangibles impairment testing.

Per Share Computations — Basic earnings per share (“EPS”) is calculated by dividing net income by the weighted average number of common shares outstanding for the period, which includes stock held in trust. Diluted EPS reflects the assumed conversion of all dilutive securities, consisting of employee stock options/restricted shares/performance shares and directors deferred fee shares. No shares were considered antidilutive for 2004 or 2003. Excluded from our per share calculations for 2002 were 357,714 shares, as they were considered antidilutive.

The following schedule reconciles the shares utilized in the basic and diluted EPS computations:

Years Ended December 31,	2004	2003	2002

Net income	$65,920	$65,954	$50,149

Weighted average shares outstanding — basic	47,683,526	45,314,808	43,176,888
Effect of stock options/restricted shares/performance shares	1,637,515	2,162,881	1,512,484
Effect of directors deferred fee shares	179,684	49,312	47,166

Weighted average shares outstanding — diluted	49,500,725	47,527,001	44,736,538

Net income per share

Basic	$1.38	$1.46	$1.16
Diluted	$1.33	$1.39	$1.12

Cash Equivalents — Cash equivalents are considered to be all highly liquid securities with original maturities of three months or less.

Concentrations of Credit Risk — The majority of accounts receivable and contract work in progress are from clients in the petroleum and petrochemical industries around the world. Most contracts require payments as projects progress or in certain cases advance payments. We generally do not require collateral, but in most cases can place liens against the property, plant or equipment constructed or terminate the contract if a material default occurs. We maintain reserves for potential credit losses.

Foreign Currency — The nature of our business activities involves the management of various financial and market risks, including those related to changes in currency exchange rates. The primary effects of foreign currency translation adjustments are recognized in shareholders’ equity in accumulated other comprehensive income as cumulative translation adjustment, net of tax. Foreign currency exchange gains/(losses) are included in the consolidated statements of income, and were $2,380 in 2004, $1,002 in 2003 and $2,340 in 2002.

Financial Instruments — Although we do not engage in currency speculation, we periodically use forward contracts to mitigate certain operating exposures, as well as hedge intercompany loans utilized to finance non-U.S. subsidiaries. Forward contracts utilized to mitigate operating exposures are generally designated as “cash flow hedges” under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” Therefore, gains and losses associated with marking these instruments to market are included in accumulated other comprehensive income (loss) on our consolidated balance sheet. Gains or losses on forward contracts to hedge intercompany loans are included in the consolidated statements of income. Our other financial instruments are not significant.

Stock Plans — We account for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of our stock at the date of the grant over the amount an employee must pay to acquire the stock, subject to any vesting provisions. Reported net income does not include any compensation expense associated with stock options, but does include compensation expense associated with restricted stock and performance share awards. See Note 13 for additional discussion relative to our stock plans.

Had compensation expense for the Employee Stock Purchase Plan and Long-Term Incentive Plans been determined consistent with the fair value method of SFAS No. 123(R), “Share-Based Payment”, (using the Black-Scholes pricing model for stock options), our net income and net income per common share would have reflected the following pro forma amounts:

Years Ended December 31,	2004	2003	2002

Net Income, as reported	$65,920	$65,954	$50,149

Add: Stock-based compensation for restricted stock and performance share awards included in reported net income, net of tax	1,611	2,397	457

Deduct: Stock-based compensation determined under the fair value method, net of tax	(3,137)	(5,340)	(3,945)

Pro forma net income	$64,394	$63,011	$46,661

Basic EPS

As reported	$1.38	$1.46	$1.16
Pro forma	$1.35	$1.39	$1.08

Diluted EPS

As reported	$1.33	$1.39	$1.12
Pro forma	$1.30	$1.33	$1.04

Using the Black-Scholes option-pricing model, the fair value of each option grant is estimated on the date of grant based on the following weighted-average assumptions:

	2004	2003	2002

Risk-free interest rate	3.81%	3.28%	4.74%
Expected dividend yield	0.57%	1.05%	0.86%
Expected volatility	46.18%	48.52%	42.73%
Expected life in years	6	6	6

Income Taxes — Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is provided to offset any net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The final realization of the deferred tax asset depends on our ability to generate sufficient taxable income of the appropriate character in the future and in appropriate jurisdictions.

Reclassification of Prior Year Balances — Certain prior year balances have been reclassified to conform with the current year presentation.

New Accounting Standards — In December 2003, the FASB issued SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits.” The revised standard requires annual and interim disclosures in addition to those in the original standard concerning the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. We adopted this statement, effective for fiscal years ending after December 15, 2003, on January 1, 2004. The disclosure requirements of this statement are reflected in Note 10 to our Consolidated Financial Statements.

In May 2004, the FASB issued FASB Staff Position (“FSP”) No. 106-2 (“FSP 106-2”), “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003,” which supersedes FSP 106-1. FSP 106-2 provides guidance on the accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) for employers that sponsor postretirement health care plans that provide prescription drug benefits. FSP 106-2 also requires certain disclosures regarding the effect of the federal subsidy provided by the Act. FSP 106-2 is effective for the first interim and annual period beginning after June 15, 2004. Although we are currently evaluating our qualification status for any Medicare Prescription Drug subsidies, the effect of our adoption of FSP 106-2 is not anticipated to have a significant impact on our financial condition or results of operations.

In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment”. This standard requires compensation costs related to share-based payment transactions to be recognized in the financial statements. Compensation cost will generally be based on the grant-date fair value of the equity or liability instrument issued, and will be recognized over the period that an employee provides service in exchange for the award. SFAS No. 123(R) applies to all awards granted after June 30, 2005, to awards modified, repurchased, or cancelled after that date and to the portion of outstanding awards for which the requisite service has not yet been rendered. We do not anticipate applying the modified version of retrospective application under which financial statements for prior periods are adjusted. Pro forma results, which approximate the historical impact of this standard, are presented under the stock plans heading of this note.

3. ACQUISITIONS

2004

During 2004, we increased our purchase consideration by $6,529 related to contingent earnout obligations associated with the 2000 Howe-Baker International L.L.C. (“Howe-Baker”) acquisition. Adjustments to the initial purchase price allocation of our 2003 acquisitions are reflected below.

2003

On April 29, 2003, we acquired certain assets and assumed certain liabilities of Petrofac Inc. (“Petrofac”), an EPC company serving the hydrocarbon processing industry for consideration of $26,616, including transaction costs, of which $24,355 was paid during 2003. The remaining purchase price, $1,900, was reflected as notes payable on the December 31, 2003 Consolidated Balance Sheet, and was paid in monthly installments through the second quarter of 2004. The acquired operations located in Tyler, Texas, have been fully integrated within our North America segment’s CB&I Howe-Baker unit and has expanded our capacity to engineer, fabricate and install EPC projects for the oil refining, oil production, gas treating and petrochemical industries.

On May 30, 2003, we acquired certain assets and assumed certain liabilities of John Brown Hydrocarbons Limited (“John Brown”), for consideration of $29,631, including transaction costs, net of cash acquired. John Brown provides comprehensive engineering, program and construction management services for the offshore, onshore and pipeline sectors of the hydrocarbon industry, as well as for LNG terminals and flue gas desulfurization plants. The acquired operations, located in London, Moscow, the Caspian Region and Canada, have been integrated into our Europe, Africa, Middle East (“EAME”) segment. This addition has strengthened our international engineering and execution platform and expanded our capabilities into the upstream oil and gas sector.

The purchase prices, including transaction costs, for the above acquisitions were allocated to the net assets acquired based upon their estimated fair market values on the date of acquisition and the balance of $52,760 has been recorded as goodwill. The net assets and operating results have been included in our financial statements from the respective dates of the acquisitions. Pro-forma financial information has not been disclosed separately as the amounts were not material to our overall financial condition or results of operations. The following table summarizes the purchase price allocation of Petrofac and John Brown net assets acquired at the date of acquisition:

Purchase Price Allocation	2003

Current assets	$28,032
Property, plant and equipment	4,306
Goodwill	52,760
Current liabilities	14,332
Non-current liabilities	14,519

Total Consideration	$56,247

The change in the initial purchase price allocation since December 31, 2003 primarily relates to an adjustment resulting from the valuation of pension liabilities associated with our acquisition of John Brown.

Also during 2003, we increased our purchase consideration by $17,901 related to contingent earnout obligations associated with the Howe-Baker acquisition.

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

Also during 2002, we increased our purchase consideration by $7,596 related to contingent earnout obligations associated with the Howe-Baker acquisition and $5,334 for final purchase price adjustments related to the PDM Divisions acquisition.

4. EXIT COSTS / SPECIAL CHARGES

Prior to January 1, 2003 we recorded special charges in accordance with EITF 94-3. Our accrued expense balances and activity relating to special charges for the years ended December 31, 2004, 2003 and 2002 were as follows:

	Personnel	Facilities
	Costs	and Other		Integration	Total

Balance at January 1, 2002	$4,811	$1,284		$—	$6,095
Special charges	3,428	18	(1)	526	3,972
Cash payments	(4,618)	(810)		(526)	(5,954)

Balance at December 31, 2002	3,621	492		—	4,113
Cash payments	(1,511)	—		—	(1,511)

Balance at December 31, 2003	2,110	492		—	2,602
Cash payments	(1,503)	—		—	(1,503)

Balance at December 31, 2004	$607	$492		$—	$1,099

(1) Includes a $360 non-cash credit associated with the sale of our XL Technology Systems, Inc. subsidiary as described below.

Personnel Costs — Personnel costs include severance and personal moving expenses associated with the relocation, closure or downsizing of offices, and a voluntary resignation offer (the “Offer”). During 2002, we recorded personnel costs of $3,428, primarily consisting of $2,688 to relocate our Plainfield, Illinois administrative office to The Woodlands, Texas (“the Move”), $360 of costs to relocate our welding lab facility personnel from Houston, Texas to Plainfield, Illinois, and $270 of additional costs relative to the Offer. Previously accrued expenses of $170 associated with the Move and $1,341 associated with the Offer were paid during 2003, while obligations of $1,503 associated with the Offer were paid during 2004. The remaining balance associated with personnel costs is anticipated to be paid during 2005 and 2006.

Facilities and Other — Facilities and other include charges related to the sale, closure, downsizing or relocation of operations. During 2002, we recorded facility and other costs of $378, which included $191 to relocate our welding lab facility from Houston, Texas to Plainfield, Illinois and $116 to move our Fairbanks, Texas administrative facility offices to The Woodlands, Texas. Also during 2002, we recorded income of $360 in relation to adjustments associated with the sale of our XL Technology Systems, Inc. subsidiary. The remaining accrued expense balance is anticipated to be paid during 2005. During 2000, we made a commitment to downsize or lower costs at five facilities worldwide including non-cash asset write-downs and lease terminations. During the second quarter of 2001, we completed the sale and leaseback of our Plainfield, Illinois administrative office, one of the three facilities anticipated to be sold at December 31, 2000. Two facilities remained unsold at December 31, 2004. The net carrying amount for these assets was $2,782 at December 31, 2004. We anticipate selling these assets in 2005 or 2006.

Integration — During 2002, we recorded integration costs of $526, which included $216 to integrate our safety program with the acquired PDM Divisions and $289 to integrate our engineering practices with those of the acquired PDM Divisions. These costs were expensed as incurred.

Effective January 1, 2003, we were required to record costs for exit or disposal activities in accordance with SFAS No. 146. Under the provisions of SFAS No. 146, moving replacement personnel and integration costs will be recorded as incurred. There have been no exit or disposal activities initiated after January 1, 2003.

5. CONTRACTS IN PROGRESS

Contract terms generally provide for progress billings based on completion of certain phases of the work. The excess of costs and estimated earnings for construction contracts over progress billings on contracts in progress is reported as a current asset and the excess of progress billings over costs and estimated earnings on contracts in progress is reported as a current liability as follows:

December 31,	2004	2003

Contracts in Progress

Revenue recognized on contracts in progress	$4,213,625	$3,097,942
Billings on contracts in progress	(4,247,193)	(3,086,204)

	$(33,568)	$11,738

Shown on balance sheet as:
Contracts in progress with costs and estimated earnings exceeding related progress billings	$135,902	$142,235
Contracts in progress with progress billings exceeding related costs and estimated earnings	(169,470)	(130,497)

	$(33,568)	$11,738

6. GOODWILL AND OTHER INTANGIBLES

Goodwill

General — At December 31, 2004 and 2003, our goodwill balance was $233,386 and $219,033, respectively, attributable to the excess of the purchase price over the fair value of assets acquired relative to acquisitions within our North America and EAME segments.

Aggregate goodwill recorded during 2004 of $14,353 primarily relates to direct acquisition costs and final asset and liability valuations associated with our 2003 acquisitions of Petrofac and John Brown, a contingent earnout obligation associated with our 2000 acquisition of Howe-Baker, the impact of foreign currency translation ($1,520) and a reduction in accordance with SFAS No. 109, “Accounting for Income Taxes,” where tax goodwill exceeded book goodwill. The change in goodwill by segment for 2003 and 2004 is as follows:

	North America	EAME	Total

Balance at December 31, 2002	$157,903	$—	$157,903
Acquisitions, foreign currency translation and contingent earnout obligations	41,307	19,823	61,130

Balance at December 31, 2003	199,210	19,823	219,033
Resolution of pre-acquisition contingencies, foreign currency translation and contingent earnout obligations	5,242	9,111	14,353

Balance at December 31, 2004	$204,452	$28,934	$233,386

Impairment Testing — SFAS No. 142 “Goodwill and Other Intangible Assets” states goodwill and indefinite-lived intangible assets are no longer amortized to earnings, but instead are reviewed for impairment at least annually via a two-phase process, absent any indicators of impairment. The first phase screens for impairment, while the second phase (if necessary) measures impairment. We have elected to perform our annual analysis during the fourth quarter of each year based upon goodwill and indefinite-lived intangible balances as of the end of the third calendar quarter. Upon completion of our 2004 impairment test, no impairment charge was necessary. Impairment testing for goodwill was accomplished by comparing an estimate of discounted future cash flows to the net book value of each reporting unit. Multiples of each reporting unit’s earnings before interest, taxes, depreciation and amortization were also utilized in our analysis as a comparative measure. Impairment testing of indefinite-lived intangible assets, which primarily consist of tradenames associated with the 2000 Howe-Baker acquisition, was accomplished by demonstrating recovery of the underlying intangible assets, utilizing an estimate of discounted future cash flows. There can be no assurance that future goodwill or other intangible asset impairment tests will not result in a charge to earnings.

Other Intangible Assets

In accordance with SFAS No. 142, the following table provides information concerning our other intangible assets for the years ended December 31, 2004 and 2003:

	2004		2003
	Gross Carrying	Accumulated	Gross Carrying	Accumulated
	Amount	Amortization	Amount	Amortization
Amortized intangible assets
Technology (5 to 10 years)	$4,914	$(3,261)	$6,221	$(3,795)
Non-compete agreements (8 years)	3,100	(1,600)	4,810	(2,648)
Strategic alliances, customer contracts, patents (5 to 11 years)	2,564	(1,227)	2,695	(1,051)

Total	$10,578	$(6,088)	$13,726	$(7,494)

Unamortized intangible assets
Tradenames	$24,717		$24,717
Minimum pension liability adjustment	139		—

	$24,856		$24,717

The change in other intangibles, net compared with 2003 primarily relates to amortization. The gross carrying amount and accumulated amortization were also adjusted to eliminate fully amortized intangible assets. Intangible amortization for the years ended 2004, 2003 and 2002 was $1,817, $2,548 and $2,529, respectively. For the years ended 2005, 2006, 2007, 2008 and 2009, amortization of existing intangibles is anticipated to be $1,549, $702, $702, $602 and $302, respectively.

7. SUPPLEMENTAL BALANCE SHEET DETAIL

December 31,	2004	2003

Components of Property and Equipment

Land and improvements	$21,879	$21,860
Buildings and improvements	52,626	52,776
Plant and field equipment	156,576	149,075

Total property and equipment	231,081	223,711

Accumulated depreciation	(111,607)	(99,206)

Net property and equipment	$119,474	$124,505

Components of Accrued Liabilities

Payroll, vacation, bonuses and profit-sharing	$26,978	$34,692
Self-insurance/retention reserves	14,740	11,387
Interest payable	2,670	2,622
Postretirement benefit obligations	2,103	5,286
Pension obligations	369	2,210
Contract cost and other accruals	42,244	39,040

Accrued liabilities	$89,104	$95,237

Components of Other Non-Current Liabilities

Postretirement benefit obligations	$27,550	$32,598
Self-insurance/retention reserves	16,022	13,150
Pension obligations	16,294	9,556
Income tax reserve	15,892	13,055
Other	21,397	16,679

Other non-current liabilities	$97,155	$85,038

8. DEBT

The following summarizes our outstanding debt at December 31:

	2004	2003

Current:
Notes payable	$9,704	$1,901
Current maturity of long-term debt	25,000	—

Current debt	$34,704	$1,901

Long-Term:
Notes:
7.34% Senior Notes maturing July 2007. Principal due in equal annual installments of $25,000 from 2005 through 2007. Interest payable semi-annually	$50,000	$75,000
Revolving credit facility:
$233,333 three-year revolver expiring August 2006. Interest at prime plus a margin or the British Bankers Association settlement rate plus a margin as described below	—	—

Long-term debt	$50,000	$75,000

Notes payable as of December 31, 2004 consisted of $9,704 of short-term borrowings under commercial credit facilities. Notes payable as of December 31, 2003 consisted of $1,900 of remaining payments due in connection with our 2003 acquisition of Petrofac, which were paid in monthly installments through the second quarter of 2004, and $1 of short-term borrowings under commercial credit facilities. The borrowings had a weighted average interest rate of 4.68% and 0% at December 31, 2004 and 2003, respectively.

As of December 31, 2004, no direct borrowings existed under our committed and unsecured three-year $233,333 revolving credit facility (terminates August 2006), but we had issued $83,316 of letters of credit against the facility. As of December 31, 2004, we had $150,017 of available capacity under the facility for future operating or investing needs. The facility contains certain restrictive covenants including minimum levels of net worth, fixed charge and leverage ratios, among other restrictions. The facility also places restrictions on us with regard to subsidiary indebtedness, sales of assets, liens, investments, type of business conducted, and mergers and acquisitions, among other restrictions. In addition to interest on debt borrowings, we are assessed quarterly commitment fees on the unutilized portion of the credit facilities as well as letter of credit fees on outstanding instruments. The interest, letter of credit fee and commitment fee percentages are based upon our quarterly leverage ratio.

We also have available a $116,667 letter of credit facility (terminates August 2008), which is subject to the same restrictions as the $233,333 revolving credit facility. Additionally, we have available various other short-term, non-U.S. uncommitted revolving credit facilities of approximately $371,106. These facilities are generally used to provide letters of credit or bank guarantees to customers in the ordinary course of business to support advance payments, as performance guarantees or in lieu of retention on our contracts. At December 31, 2004, we had available capacity of $141,854 under these facilities. We were in compliance with all covenants at December 31, 2004.

Our $75,000 of senior notes also contain a number of restrictive covenants, including minimum levels of net worth and debt and fixed charge ratios, among other restrictions. The notes also place restrictions on us with regard to investments, other debt, subsidiary indebtedness, sales of assets, liens, nature of business conducted and mergers, among other restrictions. We were in compliance with all covenants at December 31, 2004.

Capitalized interest was insignificant in 2004, 2003 and 2002.

9. FINANCIAL INSTRUMENTS

Forward Contracts—At December 31, 2004, our forward contracts to hedge intercompany loans and certain operating exposures are summarized as follows:

		Contract	Weighted Average
Currency Sold	Currency Purchased	Amount (1)	Contract Rate

Forward contracts to hedge intercompany loans:(2)
U.S. Dollar	Australian Dollar	$16,274	1.29
U.S. Dollar	British Pound	$15,656	0.52
U.S. Dollar	Canadian Dollar	$15,267	1.20
Euro	U.S. Dollar	$11,786	0.75
South African Rand	U.S. Dollar	$2,096	5.79

Forward contracts to hedge certain operating exposures:(3)
British Pound	U.S. Dollar	$19,046	0.56
U.S. Dollar	Euro	$8,546	0.83
U.S. Dollar	South African Rand	$4,663	6.69
U.S. Dollar	Japanese Yen	$484	103.23
British Pound	Euro	£78,059	1.38

(1) Represents notional U.S. dollar equivalent at inception of contract, with the exception of forward contracts to sell 78,059 British Pounds for 107,778 Euros. These contracts are denominated in British Pounds and equate to approximately $149,855 at December 31, 2004.

(2) Contracts generally mature within seven days of year-end.

(3) Contracts which hedge firm commitments, mature within three years of year-end and were designated as “cash flow hedges” under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” At December 31, 2004, the notional amount exceeded the fair value of these contracts by $2,782. Of this amount, $3,123 was recorded in other current assets, $2,052 was recorded in accrued liabilities and $3,853 was recorded in other non-current liabilities on our consolidated balance sheets. Any hedge ineffectiveness was not significant.

Fair Value—The carrying value of our cash and cash equivalents, accounts receivable, accounts payable and notes payable approximates their fair values because of the short term nature of these instruments. At December 31, 2004 and 2003, the fair value of our long-term debt was $53,091 and $82,041, respectively, based on current market rates for debt with similar credit risk and maturities.

10. RETIREMENT BENEFITS

Defined Contribution Plans—We sponsor two contributory defined contribution plans for eligible employees which consist of a voluntary pre-tax salary deferral feature, a matching contribution, and a profit-sharing contribution in the form of cash or our common stock to be determined annually. For the years ended December 31, 2004, 2003 and 2002, we expensed $9,880, $11,340 and $10,989, respectively, for these plans.

In addition, we sponsor several other defined contribution plans that cover salaried and hourly employees for which we do not provide matching contributions. The cost of these plans to us was not significant in 2004, 2003 and 2002.

Defined Benefit and Other Postretirement Plans—We currently sponsor various defined benefit pension plans covering certain employees of our North America and EAME segments. In connection with the John Brown acquisition, we assumed certain pension obligations related to its employees.

We also provide certain health care and life insurance benefits for our retired employees through three health care and life insurance benefit programs. In connection with the John Brown and Petrofac acquisitions in 2003, we assumed certain postretirement benefit obligations related to their employees. Retiree health care benefits are provided under an established formula, which limits costs based on prior years of service of retired employees. These plans may be changed or terminated by us at any time.

We use a December 31 measurement date for the majority of our plans. During 2005, we expect to contribute $5,166 and $2,103 to our defined benefit and other postretirement plans, respectively.

The following tables provide combined information for our defined benefit and other postretirement plans:

	Defined Benefit Plans			Other Postretirement Plans
	2004	2003	2002	2004	2003	2002

Components of Net Periodic Benefit Cost

Service cost	$5,633	$2,898	$180	$1,265	$1,679	$999
Interest cost	4,854	1,150	973	1,965	1,871	1,453
Expected return on plan assets	(5,587)	(1,429)	(1,354)	—	—	—
Amortization of prior service costs	18	9	8	(269)	(101)	(101)
Recognized net actuarial loss	289	411	102	260	94	1

Net periodic benefit expense (income)	$5,207	$3,039	$(91)	$3,221	$3,543	$2,352

	2004	2003	2004	2003

Change in Benefit Obligation

Benefit obligation at beginning of year	$25,300	$15,579	$31,701	$23,607
Acquisition (1)	57,892	3,857	—	7,009
Service cost	5,633	2,898	1,265	1,679
Interest cost	4,854	1,150	1,965	1,871
Actuarial loss	6,730	607	5,075	1,897
Effect of plan change	—	—	—	(2,014)
Plan participants’ contributions	760	412	1,014	893
Benefits paid	(1,961)	(1,404)	(3,681)	(3,507)
Currency translation	4,738	2,201	425	266

Benefit obligation at end of year	$103,946	$25,300	$37,764	$31,701

	2004	2003	2004	2003

Change in Plan Assets

Fair value at beginning of year	$25,952	$15,221	$—	$—
Acquisition (1)	46,272	3,555	—	—
Actual return on plan assets	11,766	3,064	—	—
Benefits paid	(1,961)	(1,404)	(3,681)	(3,507)
Employer contribution	4,204	2,153	2,667	2,614
Plan participants’ contributions	760	412	1,014	893
Currency translation	4,508	2,951	—	—

Fair value at end of year	$91,501	$25,952	$—	$—

Funded status	$(12,445)	$652	$(37,764)	$(31,701)
Unrecognized net prior service costs	242	106	(2,420)	(2,689)
Unrecognized net actuarial loss	5,985	4,045	10,531	5,588

Net amount recognized	$(6,218)	$4,803	$(29,653)	$(28,802)

Amounts recognized in the balance sheet consist of:
Prepaid benefit cost	$8,476	$8,151	$—	$—
Intangible asset	139	—	—	—
Accrued benefit cost	(16,663)	(4,525)	(29,653)	(28,802)
Accumulated other comprehensive loss, before taxes	1,830	1,177	—	—

Net amount recognized	$(6,218)	$4,803	$(29,653)	$(28,802)

(1) The 2004 acquisition amounts above reflect final asset and liability valuations associated with our 2003 acquisition of John Brown.

The accumulated benefit obligation for all defined benefit plans was $91,900 and $23,821 at December 31, 2004 and 2003, respectively.

The following table reflects information for defined benefit plans with an accumulated benefit obligation in excess of plan assets:

	December 31,
	2004	2003

Projected benefit obligation	$95,069	$8,902
Accumulated benefit obligation	$83,024	$8,851
Fair value of plan assets	$76,407	$5,440

	Defined Benefit Plans		Other Postretirement Plans
	2004	2003	2004	2003

Additional Information
Increase/(decrease) in minimum liability included in other comprehensive income	$653	$(399)	n/a	n/a

Weighted-average assumptions used to determine benefit obligations at December 31,
Discount rate	5.50%	5.80%	5.70%	6.16%
Rate of compensation increase(1)	4.65%	4.45%	n/a	n/a

Weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31,
Discount rate	5.54%	5.69%	6.18%	6.21%
Expected long-term return on plan assets(2)	7.36%	7.26%	n/a	n/a
Rate of compensation increase(1)	3.81%	4.45%	n/a	n/a

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

The following table includes the plans’ expected benefit payments for the next ten years:

Year	Defined Benefit Plans	Other Postretirement Plans
2005	$2,322	$5,199
2006	$3,091	$5,990
2007	$3,504	$6,832
2008	$4,076	$7,923
2009	$4,451	$9,029
2010-2014	$31,608	$66,458

Defined Benefit Plans—The defined benefit plans’ assets consist primarily of short-term fixed income funds and long-term investments, including equity and fixed-income securities. The following table provides weighted-average asset allocations at December 31, 2004 and 2003, by asset category:

		Plan Assets
	Target	at December 31,
Asset Category	Allocations	2004	2003
Equity securities	70-80%	74%	73%
Debt securities	20-30%	22%	23%
Real estate	0-5%	1%	2%
Other	0-10%	3%	2%

Total	100%	100%	100%

Our investment strategy for benefit plan assets is to maintain a diverse portfolio to maximize a return over the long-term, subject to an appropriate level of risk. Our defined benefit plans’ assets are managed by external investment managers with oversight by our internal investment committee.

Other Postretirement Plans—The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) was signed into law on December 8, 2003. We are currently reviewing the Act and the potential impact on our U.S. postretirement medical plans. Preliminary discussions with our consulting actuaries indicate that the impact from the Act would not have a significant impact on our financial results. Accordingly, the accumulated postretirement benefit obligation and net periodic benefit costs related to this plan do not reflect the effects of the Act.

The medical plan for retirees, other than those covered by the Howe-Baker and John Brown programs, offers a defined dollar benefit; therefore, a one percentage point increase or decrease in the assumed rate of medical inflation would not affect the accumulated postretirement benefit obligation, service cost or interest cost. Under the Howe-Baker programs, health care cost trend rates are projected at annual rates ranging from 8.5% in 2005 down to 5.0% in 2011. Under the John Brown program, the assumed rate of health care cost inflation is a level 8.5% per annum. Increasing/(decreasing) the assumed health care cost trends by one percentage point for the Howe-Baker and John Brown programs is estimated to increase/(decrease) the accumulated postretirement benefit obligation at December 31, 2004 and the total of the service and interest cost components of net postretirement health care cost for the year then ended as follows:

	1-Percentage-	1-Percentage-
	Point Increase	Point Decrease
Effect on total of service and interest cost	$48	$(44)
Effect on postretirement benefit obligation	$923	$(793)

Multi-employer Pension Plans—We made contributions to certain union sponsored multi-employer pension plans of $10,372, $6,417 and $4,689 in 2004, 2003 and 2002, respectively. Benefits under these defined benefit plans are generally based on years of service and compensation levels. Under U.S. legislation regarding such pension plans, a company is required to continue funding its proportionate share of a plan’s unfunded vested benefits in the event of withdrawal (as defined by the legislation) from a plan or plan termination. We participate in a number of these pension plans, and the potential obligation as a participant in these plans may be significant. The information required to determine the total amount of this contingent obligation, as well as the total amount of accumulated benefits and net assets of such plans, is not readily available.

Obligations to Former Parent—In connection with the 1997 reorganization and initial public offering, we agreed to make fixed payments to our former parent to fund certain defined benefit and postretirement benefit obligations. The remaining obligations were $7,241 and $9,082 at December 31, 2003, for defined benefit and postretirement benefit obligations, respectively. We settled these previously accrued obligations during the fourth quarter of 2004 with cash payments of $7,736 and $9,695 for the defined benefit and postretirement benefit obligations, respectively. Interest expense, which was accruing at a contractual rate of 7.5% per year associated with the defined benefit obligations totaled $495, $639 and $747 for 2004, 2003 and 2002, respectively, and the postretirement benefit obligation, which was also accruing interest at 7.5% totaled $613, $791 and $925 for 2004, 2003 and 2002, respectively.

11. COMMITMENTS AND CONTINGENCIES

Leases—Certain facilities and equipment, including project-related field equipment, are rented under operating leases that expire at various dates through 2021. Rent expense on operating leases totaled $34,785, $20,242 and $17,617 in 2004, 2003 and 2002, respectively.

Future minimum payments under non-cancelable operating leases having initial terms of one year or more are as follows:

Amount

2005	$24,368
2006	14,285
2007	12,184
2008	10,560
2009	10,318
Thereafter	54,949

Total	$126,664

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

Antitrust Proceedings — In October 2001, the U.S. Federal Trade Commission (the “FTC” or the “Commission”) filed an administrative complaint (the “Complaint”) challenging our February 2001 acquisition of certain assets of the Engineered Construction Division of Pitt-Des Moines, Inc. (“PDM”) that we acquired together with certain assets of the Water Division of PDM (The Engineered Construction and Water Divisions of PDM are hereafter sometimes referred to as the “PDM Divisions”). The Complaint alleged that the acquisition violated Federal antitrust laws by threatening to substantially lessen competition in four specific markets in which both CB&I and PDM had competed in the United States: liquefied nitrogen, liquefied oxygen and liquefied argon (LIN/LOX/LAR) storage tanks; liquefied petroleum gas (LPG) storage tanks; liquefied natural gas (LNG) storage tanks and associated facilities; and field erected thermal vacuum chambers (used for the testing of satellites).

On June 12, 2003, an FTC Administrative Law Judge ruled that our acquisition of PDM assets threatened to substantially lessen competition in the four markets identified above in which both CB&I and PDM participated and ordered us to divest within 180 days of a final order all physical assets, intellectual property and any uncompleted construction contracts of the PDM Divisions that we acquired from PDM to a purchaser approved by the FTC that is able to utilize those assets as a viable competitor.

We appealed the ruling to the full Federal Trade Commission. In addition, the FTC Staff appealed the sufficiency of the remedies contained in the ruling to the full Federal Trade Commission. On January 6, 2005, the Commission issued its Opinion and Final Order. According to the FTC’s Opinion, we would be required to divide our industrial division, including employees, into two separate operating divisions, CB&I and New PDM, and to divest New PDM to a purchaser approved by the FTC within 180 days of the Order becoming final.

We believe that the FTC’s Order and Opinion are inconsistent with the law and the facts presented at trial and in the appeal to the Commission. Therefore, we have filed with the FTC a petition to reconsider the FTC Order and Opinion. If our petition is unsuccessful, we intend to file a notice of appeal of the FTC Order and Opinion with the United States Court of Appeals. We are not required to divest any assets until we have exhausted all appeal processes available to us, including the United States Supreme Court. Because the remedies described in the Order and Opinion are neither consistent nor clear, we have not been able to quantify the potential effect on our financial statements. However, the remedies contained in the Order, depending on how and to the extent they are implemented, could have an adverse effect on us, including an expense relating to a potential write-down of the net book value of divested assets.

In addition, we were served with a subpoena for documents on July 23, 2003 by the Philadelphia office of the U.S. Department of Justice, Antitrust Division, seeking documents that are in part related to matters that were the subject of testimony in the FTC proceeding, as well as documents relating to our Water Division. In addition to the requested documents, certain of our current and former employees have testified before the investigative grand jury. We are cooperating fully with the investigation. We cannot assure you that proceedings will not result from this investigation.

Environmental Matters—Our operations are subject to extensive and changing U.S. federal, state and local laws and regulations and laws outside the U.S. establishing health and environmental quality standards, including those governing discharges and pollutants into the air and water and the management and disposal of hazardous substances and wastes. This exposes us to potential liability for personal injury or property damage caused by any release, spill, exposure or other accident involving such substances or wastes.

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

We believe that we are currently in compliance, in all material respects, with all environmental laws and regulations. We do not anticipate that we will incur material capital expenditures for environmental controls or for investigation or remediation of environmental conditions during 2005 or 2006.

Other—We are a defendant in a number of lawsuits arising in the normal course of business, including among others, lawsuits wherein plaintiffs allege exposure to asbestos due to work we may have performed at various locations. We have never been a manufacturer, distributor or supplier of asbestos products, and we have in place appropriate insurance coverage for the type of work that we have performed. During 2004, we were named as a defendant in additional asbestos-related lawsuits. To date, the claims which have been resolved have been dismissed or settled without a material impact on our operating results or financial position and we do not currently believe that unresolved asserted claims will have a material adverse effect on our future results of operations or financial position. As a matter of standard policy, we continually review our litigation accrual and as further information is known on pending cases, increases or decreases, as appropriate, may be recorded in accordance with SFAS No. 5, “Accounting for Contingencies.”

Letters of Credit/Bank Guarantees/Surety Bonds

Ordinary Course Commitments—In the ordinary course of business, we may obtain surety bonds and letters of credit, which we provide to our customers to secure advance payment, our performance under the contracts or in lieu of retention being withheld on our contracts. In the event of our non-performance under a contract and an advance being made by a bank pursuant to a draw on a letter of credit, the advance would become a borrowing under a credit facility and thus our direct obligation. Where a surety incurs such a loss, an indemnity agreement between the parties and us may require payment from our excess cash or a borrowing under our revolving credit facilities. When a contract is completed, the contingent obligation terminates and the bonds or letters of credit are returned. At December 31, 2004, we had provided $725,331 of surety bonds and letters of credit to support our contracting activities in the ordinary course of business. This amount fluctuates based on the mix and level of contracting activity.

Insurance—We have elected to retain portions of losses, if any, through the use of deductibles and self-insured retentions for our exposures related to third-party liability and workers’ compensation. Liabilities in excess of these amounts are the responsibilities of an insurance carrier. To the extent we are self-insured for these exposures, reserves (Note 7) have been provided based on management’s best estimates with input from our legal and insurance advisors. Changes in assumptions, as well as changes in actual experience, could cause these estimates to change in the near term. Our management believes that the reasonably possible losses, if any, for these matters, to the extent not otherwise disclosed and net of recorded reserves, will not be material to our financial position or results of operations. At December 31, 2004, we had outstanding surety bonds and letters of credit of $20,604 relating to our insurance program.

Income Taxes—Under the guidance of SFAS No. 5, we provide for income taxes in situations where we have and have not received tax assessments. Taxes are provided in those instances where we consider it probable that additional taxes will be due in excess of amounts reflected in income tax returns filed worldwide. As a matter of standard policy, we continually review our exposure to additional income taxes due and as further information is known, increases or decreases, as appropriate, may be recorded in accordance with SFAS No. 5.

12. SHAREHOLDERS’ EQUITY

Stock Split—On February 25, 2005, we declared a two-for-one stock split effective in the form of a stock dividend payable March 31, 2005 to stockholders of record at the close of business on March 21, 2005. The pro-forma effect of the stock split on our earnings per share has been presented in the Consolidated Statements of Income for all periods presented.

Stock Held in Trust—During 1999, we established a Trust to hold 1,411,120 unvested restricted stock units (valued at $9.00 per share) for two executive officers. The restricted stock units, which vested in March 2000, entitle the participants to receive one common share for each stock unit on the earlier of (i) the first business day after termination of employment, or (ii) a change of control. These shares are considered outstanding for basic and diluted EPS computations. The total value of the shares initially placed in the Trust was $12,735.

From time to time, we grant restricted shares to key employees under our Long-Term Incentive Plans. The restricted shares are transferred to the trust and held until the vesting restrictions lapse, at which time the shares are released from the Trust and distributed to the employees.

Treasury Stock—Under Dutch law and our Articles of Association, we may hold no more than 10% of our issued share capital at any time. In order to allow implementation of proposed repurchases of our share capital authorized by the shareholders which might be in excess of 10% (and up to 30%), we must dispose of or cancel shares which have been repurchased. From time to time, we request authority from our shareholders at the Annual General Meeting of Shareholders to cancel up to 20% of the current issued share capital in multiple tranches, with no tranche to exceed 10%. We did not cancel shares in 2004, 2003 or 2002.

Accumulated Other Comprehensive Income (Loss)—The components of accumulated other comprehensive income (loss) are as follows:

	Currency	Unrealized	Minimum	Unrealized Fair	Accumulated Other
	Translation	Loss on Debt	Pension Liability	Value of Cash	Comprehensive
	Adjustment	Securities (1)	Adjustment	Flow Hedges (2)	Income (Loss)

Balance at January 1, 2002	$(12,475)	$(473)	$(120)	$—	$(13,068)
Change in 2002 [net of tax of $1,620, ($56), $487 and $0]	(3,008)	105	(904)	—	(3,807)

Balance at December 31, 2002	(15,483)	(368)	(1,024)	—	(16,875)
Change in 2003 [net of tax of ($2,996), ($56), ($140) and ($709)]	5,564	105	259	1,317	7,245

Balance at December 31, 2003	(9,919)	(263)	(765)	1,317	(9,630)
Change in 2004 [net of tax of $725, ($55), $225 and $1,659]	(1,377)	105	(428)	(3,139)	(4,839)

Balance at December 31, 2004	$(11,296)	$(158)	$(1,193)	$(1,822)	$(14,469)

(1) The unrealized loss on debt securities resulted from a mark-to-market loss on a cash flow hedge for our $75,000 private placement debt issuance in 2001.

(2) The unrealized fair value of cash flow hedges will be reclassified into earnings upon settlement of the underlying purchase obligations, which are anticipated to be settled within the next 36 months. See Note 9 for additional discussion relative to our financial instruments.

13. STOCK PLANS

Employee Stock Purchase Plan—During 2001, the shareholders adopted an employee stock purchase plan under which sale of 1,000,000 shares of our common stock has been authorized. Employees may purchase shares at a discount on a quarterly basis through regular payroll deductions of up to 8% of their compensation. The shares are purchased at 85% of the closing price per share on the first trading day following the end of the calendar quarter. As of December 31, 2004, 549,272 shares remain available for purchase.

Long-Term Incentive Plans—Under our 1997 and 1999 Long-Term Incentive Plans, as amended (the “Incentive Plans”), we can issue shares in the form of stock options, performance shares or restricted shares. Total compensation expense of $2,662, $3,962 and

$756, was recognized for the Incentive Plans in 2004, 2003 and 2002, respectively. Of the 8,363,510 shares authorized for grant under the Incentive Plans, 1,402,835 shares remain available for grant at December 31, 2004.

Stock Options—Stock options are generally granted at the fair market value on the date of grant and expire after 10 years. Options granted to executive officers and other key employees typically vest over a three- to four-year period, while options granted to Supervisory Directors vest over a one-year period. The following table summarizes the changes in stock options for the years ended December 31, 2004, 2003 and 2002:

					Weighted Average
	Stock Options	Exercise Price Per Share			Exercise Price Per Share

Outstanding at January 1, 2002	3,929,320	$4.60	—	$17.05	$8.45
Granted	944,672	$12.50	—	$16.07	$14.05
Forfeited	(18,866)	$6.75	—	$16.93	$11.67
Exercised	(215,788)	$6.57	—	$9.00	$8.25

Outstanding at December 31, 2002	4,639,338	$4.60	—	$17.05	$9.59
Granted	399,053	$14.56	—	$23.13	$15.40
Forfeited	(54,344)	$8.34	—	$23.13	$8.76
Exercised	(1,402,478)	$4.60	—	$16.93	$8.15

Outstanding at December 31, 2003	3,581,569	$5.50	—	$23.13	$10.82
Granted	64,109	$26.55	—	$28.96	$28.03
Forfeited	(34,517)	$12.97	—	$28.96	$15.02
Exercised	(1,456,769)	$6.56	—	$16.93	$9.16

Outstanding at December 31, 2004	2,154,392	$5.50	—	$28.96	$12.38

The weighted average fair value of options granted during 2004, 2003 and 2002 was $13.10, $6.99 and $6.20, respectively. The number of outstanding fixed stock options exercisable at December 31, 2003 and 2002 was 2,326,180 and 2,247,546, respectively. These options had a weighted average exercise price of $9.14 and $8.23 at December 31, 2003 and 2002, respectively.

The following summarizes information about stock options outstanding at December 31, 2004:

		Options Outstanding		Options Exercisable
		Weighted Average
Range of	Number	Remaining	Weighted Average	Number	Weighted Average
Exercise Prices	Outstanding	Contractual Life	Exercise Price	Exercisable	Exercise Price
$5.50 - $8.34	648,238	5.6	$8.00	627,984	$8.00
$9.00 - $14.85	1,232,954	6.6	$13.11	605,376	$12.25
$15.00 - $28.96	273,200	7.9	$19.53	90,945	$16.06
	2,154,392	6.4	$12.38	1,324,305	$10.50

Restricted Shares—Restricted shares granted to employees generally vest over four years, while restricted shares granted to directors vest over one year. The following table shows the changes in restricted shares:

	2004	2003	2002

Shares subject to restriction at beginning of year	240,742	326,018	476,814
Restricted share grants	102,950	44,499	43,840
Restricted share distributions	(68,689)	(129,775)	(193,796)
Restricted share forfeitures	(1,040)	—	(840)

Shares subject to restriction at end of year	273,963	240,742	326,018

Performance Shares—Performance shares generally vest over three years, subject to achievement of specific Company performance goals. During 2004, 215,410 performance shares were granted with a weighted-average grant-date fair value of $27.19. During 2003, 193,513 performance shares were granted with a weighted-average grant-date fair value of $14.80. No performance shares were granted during 2002.

14. INCOME TAXES

Years Ended December 31,	2004	2003	2002

Sources of Income Before Income Taxes and Minority Interest

U.S.	$44,741	$45,612	$32,896
Non-U.S.	51,339	52,450	39,298

Total	$96,080	$98,062	$72,194

Income Tax Expense

Current income taxes
U.S. — Federal (1)	$(15,756)	$(6,750)	$—
U.S. — State	(1,208)	(1,177)	(736)
Non-U.S.	(16,529)	(10,579)	(6,512)

Total current income taxes	(33,493)	(18,506)	(7,248)

Deferred income taxes
U.S. — Federal (2)	(4,274)	(7,552)	(11,153)
U.S. — State	329	(262)	(461)
Non-U.S.	6,154	(3,393)	(1,371)

Total deferred income taxes	2,209	(11,207)	(12,985)

Total income tax expense	$(31,284)	$(29,713)	$(20,233)

Effective tax rate	32.6%	30.3%	28.0%

(1)Tax benefits of $9.3 million, $7.2 million and $0.1 million associated with the exercise of employee stock options were allocated to equity and recorded in additional paid-in capital in the years ended December 31, 2004, 2003 and 2002, respectively.

(2)During 2004 we added $2,425 of deferred tax asset related to U.S. net operating losses. During 2003 and 2002, we utilized $3,338 and $6,612 of deferred tax asset, respectively, related to U.S. net operating loss carryforwards (“NOLs”).

Reconciliation of Income Taxes at The Netherlands’ Statutory Rate and Income Tax (Expense) Benefit

Tax expense at statutory rate	$(33,147)	$(33,831)	$(24,907)
State income taxes	(1,009)	(765)	(479)
Other country statutory tax rate differential	1,846	3,906	6,908
Extraterritorial income exclusion	2,669	2,477	—
Other, net	(1,643)	(1,500)	(1,755)

Income tax expense	$(31,284)	$(29,713)	$(20,233)

Our statutory rate was The Netherlands’ rate of 34.5% in 2004, 2003 and 2002.

The principal temporary differences included in deferred income taxes reported on the December 31, 2004 and 2003 balance sheets were:

December 31,	2004	2003

Current Deferred Taxes

Tax benefit of U.S. Federal operating losses and credits	$10,663	$5,804
Contract revenue and costs	10,117	9,459
Employee compensation and benefit plan reserves	1,387	3,522
Voluntary resignation offer	495	695
Other	4,132	4,029

Current deferred tax asset	$26,794	$23,509

Non-Current Deferred Taxes

Tax benefit of U.S. Federal operating losses and credits	$—	$2,242
Tax benefit of U.S. State operating losses and credits	3,127	—
Tax benefit of non-U.S. operating losses and credits	15,228	13,383
Employee compensation and benefit plan reserves	—	3,268
Non-U.S. activity	8,723	7,492
Insurance reserves	7,165	6,210
Other	4,046	1,744

Non-current deferred tax asset	38,289	34,339
Less: valuation allowance	(7,701)	(13,363)

	30,588	20,976
Depreciation and amortization	(26,834)	(18,100)
Employee compensation and benefit plan reserves	(461)	—

Non-current deferred tax liability	(27,295)	(18,100)

Net non-current deferred tax asset	$3,293	$2,876

Net deferred tax asset	$30,087	$26,385

As of December 31, 2004, neither Netherlands income taxes nor Canadian, U.S., or other withholding taxes have been accrued on the estimated $90,768 of undistributed earnings of our Canadian, U.S., and subsidiary companies thereof, because it is our intention not to remit these earnings. We intend to permanently reinvest the undistributed earnings of our Canadian subsidiary and our U.S. companies and their subsidiaries in their businesses and, therefore, have not provided for deferred taxes on such unremitted foreign earnings. We did not record any Netherlands deferred income taxes on undistributed earnings of our other subsidiaries and affiliates at December 31, 2004. If any such undistributed earnings were distributed, the Netherlands participation exemption should become available under current law to significantly reduce or eliminate any resulting Netherlands income tax liability.

As of December 31, 2004, we had United States NOLs of approximately $30,464, of which $6,406 is subject to limitation under Internal Revenue Code Section 382. The United States NOLs will expire in 2019 to 2024. As of December 31, 2004, we had non-U.S. NOLs totaling $40,658. We believe that it is more likely than not that $30,312 of the non-U.S. NOLs will not be utilized. Therefore, a valuation allowance has been placed against $30,312 of non-U.S. NOLs.

In 2004, we settled outstanding Dutch tax issues covering years 1997-2001, resulting in no additional taxes due.

15. SEGMENT INFORMATION

We manage our operations by four geographic segments: North America; Europe, Africa, Middle East; Asia Pacific; and Central and South America. Each geographic segment offers similar services.

The Chief Executive Officer evaluates the performance of these four segments based on revenue and income from operations excluding exit costs/special charges. Each segment’s performance reflects the allocation of corporate costs, which were based primarily on revenue. No customer accounted for more than 10% of revenue. Intersegment revenue is not material.

The following table presents revenue by geographic segment:

Years Ended December 31,	2004	2003	2002

Revenue

North America	$1,130,096	$970,851	$801,624
Europe, Africa, Middle East	508,735	329,947	132,853
Asia Pacific	175,883	218,201	95,935
Central and South America	82,468	93,278	118,066

Total revenue	$1,897,182	$1,612,277	$1,148,478

The following table indicates revenue for individual countries in excess of 10% of consolidated revenue during any of the three years ended December 31, 2004, based on where we performed the work:

Years Ended December 31,	2004	2003	2002

United States	$1,051,257	$901,871	$750,935
Australia	$112,217	$175,180	$66,962

The following tables present income from operations, assets and capital expenditures by geographic segment:

Years Ended December 31,	2004	2003	2002

Income From Operations

North America	$73,709	$67,762	$49,413
Europe, Africa, Middle East	12,625	17,384	3,032
Asia Pacific	4,445	6,000	1,950
Central and South America	11,300	12,195	23,318

Total income from operations	$102,079	$103,341	$77,713

December 31,

Assets

North America	$832,669	$725,836	$589,836
Europe, Africa, Middle East	198,728	140,917	86,041
Asia Pacific	36,660	38,336	33,940
Central and South America	34,661	27,273	44,797

Total assets	$1,102,718	$932,362	$754,613

Our revenue earned and assets attributable to operations in The Netherlands were not significant in any of the three years ended December 31, 2004. Our long-lived assets are considered to be net property and equipment. Approximately 79% of these assets were located in the United States at December 31, 2004, while the other 21% were strategically located throughout the world.

Years Ended December 31,	2004	2003	2002

Capital Expenditures

North America	$6,375	$23,991	$20,123
Europe, Africa, Middle East	10,698	6,926	2,718
Asia Pacific	318	212	1,037
Central and South America	39	157	49

Total capital expenditures	$17,430	$31,286	$23,927

Although we manage our operations by the four geographic segments, revenue by project type is shown below:

Years Ended December 31,	2004	2003	2002

Revenue

Process and Technology	$665,607	$582,712	$331,200
Standard Tanks	418,684	368,946	430,954
Low Temperature/Cryogenic Tanks and Systems	456,449	285,334	109,312
Repairs and Turnarounds	135,071	167,994	113,633
Specialty and Other Structures	153,841	116,059	101,603
Pressure Vessels	67,530	91,232	61,776

Total revenue	$1,897,182	$1,612,277	$1,148,478

16. QUARTERLY OPERATING RESULTS AND COMMON STOCK DIVIDENDS (UNAUDITED)

Quarterly Operating Results—The following table sets forth our selected unaudited consolidated income statement information on a quarterly basis for the two years ended December 31, 2004:

Quarter Ended 2004	March 31	June 30 (1)	Sept. 30	Dec. 31

Revenue	$443,553	$415,373	$465,539	$572,717
Gross profit	$46,763	$29,565	$59,670	$66,313
Net income	$14,604	$4,944	$21,620	$24,752
Net income per share — basic	$0.31	$0.10	$0.45	$0.51
Net income per share — diluted	$0.30	$0.10	$0.44	$0.50
Common dividends per share	$0.04	$0.04	$0.04	$0.04

Quarter Ended 2003	March 31	June 30	Sept. 30	Dec. 31

Revenue	$322,309	$389,309	$429,123	$471,536
Gross profit	$39,661	$49,355	$51,513	$56,033
Net income	$12,764	$16,464	$18,028	$18,698
Net income per share — basic	$0.29	$0.37	$0.39	$0.40
Net income per share — diluted	$0.28	$0.35	$0.37	$0.39
Common dividends per share	$0.04	$0.04	$0.04	$0.04

(1) Included in our 2004 results of operations were significant losses associated with the recognition of potentially unrecoverable costs on two projects, one in our EAME segment’s Saudi Arabia region and the other in our North America segment, as fully described in our “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Shareholder Information—Our Common Stock is traded on the New York Stock Exchange. As of March 1, 2005, we had approximately 16,000 shareholders. The following table presents the range of Common Stock prices on the New York Stock Exchange for the years ended December 31, 2004 and 2003:

Range of Common Stock Prices

Quarter Ended 2004	March 31	June 30	Sept. 30	Dec. 31

High	$32.50	$30.35	$30.45	$41.12
Low	$24.50	$21.60	$26.50	$28.98
Close	$27.83	$27.85	$29.99	$40.00

Quarter Ended 2003	March 31	June 30	Sept. 30	Dec. 31

High	$17.65	$25.00	$28.50	$30.00
Low	$14.25	$16.16	$22.09	$24.00
Close	$16.24	$22.68	$27.16	$28.90

We submitted a Section 12(a) CEO certification to the New York Stock Exchange in 2004. Also during 2004, we filed with the Securities and Exchange Commission certifications, pursuant to Rule 13A-14 of the Securities Exchange Act of 1934 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, as Exhibits 31.1 and 31.2 of our 2003 Form 10-K.